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TABLE OF CONTENTS 2
Macrocure Ltd. Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2016 Contents

As filed with the Securities and Exchange Commission on November 16, 2016

Registration No. 333-213794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LEAP THERAPEUTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	2834 (Primary Standard Industrial Classification Code Number)	27-4412575 (IRS Employer Identification No.)

47 Thorndike Street
Suite B1-1
Cambridge, MA 02141
Telephone: (617) 714-0360

Christopher K. Mirabelli, Ph.D.
Chairman, President and Chief Executive Officer
Leap Therapeutics, Inc.
47 Thorndike Street, Suite B1-1
Cambridge, MA 02141
(617) 714-0360
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:
Julio E. Vega, Esq. William S. Perkins, Esq. Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110-1726 (617) 951-8901	David J. Friedman, Esq. Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Ronen Bezalel, Esq. David S. Glatt, Esq. Jonathan M. Nathan, Esq. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Road, Ramat Gan, 5250608, Israel 972-3-610-3100

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement is declared effective and all other conditions to the transactions described in this registration statement have been satisfied or waived.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Leap Therapeutics, Inc. may not sell the securities offered by this prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and Leap Therapeutics, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2016

SHARES OF COMMON STOCK,
PAR VALUE $0.001 PER SHARE
TO BE ISSUED IN CONNECTION WITH THE PROPOSED MERGER OF MACROCURE LTD. WITH M-CO MERGER SUB LTD., A WHOLLY OWNED SUBSIDIARY OF LEAP THERAPEUTICS, INC.

THIS IS NOT A PROXY STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

           This prospectus of Leap Therapeutics, Inc., a Delaware corporation ("Leap", "us" or "we"), relates to shares of Leap common stock, par value $0.001 per share ("Leap common stock"), to be issued to the holders of ordinary shares, par value NIS 0.01 per share ("Macrocure ordinary shares"), of Macrocure Ltd., a company formed under the laws of the State of Israel ("Macrocure"), as provided for by an Agreement and Plan of Merger, dated August 29, 2016, by and among Leap, Macrocure and M-CO Merger Sub Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of Leap ("Merger Sub"). A copy of the merger agreement is attached as Annex A to this prospectus.

           Pursuant to the terms and subject to the conditions of the merger agreement, at the effective time of the merger contemplated by the merger agreement, (i) Merger Sub (as the target company, or Chevrat Ha'Ya'ad) will be merged with and into Macrocure (as the absorbing company, or HaChevra Ha'Koletet) with Macrocure as the surviving corporation in the merger and thereby becoming a wholly owned subsidiary of Leap and (ii) each Macrocure ordinary share issued and outstanding immediately prior to the effective time of the merger) shall be converted into the right to receive that number of fully paid and nonassessable shares of Leap common stock and cash in lieu of fractional shares as specified in the merger agreement. Upon consummation of the merger, the holders of Macrocure ordinary shares (and any instrument exercisable for Macrocure ordinary shares) will become holders of shares of Leap common stock (or instruments exercisable for shares of Leap common stock, as applicable). A copy of Macrocure's proxy statement, which will be submitted by Macrocure to the U.S. Securities and Exchange Commission (the "Commission") as an exhibit to a Report of Foreign Private Issuer on Form 6-K, will be mailed to the holders of Macrocure ordinary shares.

           The number of shares of Leap common stock to be issued to all holders of Macrocure ordinary shares with respect to each such ordinary share will equal the quotient obtained by dividing (i) the product of (a) 0.35 multiplied by (b) the quotient obtained by dividing (I) the aggregate number of shares of Leap common stock outstanding immediately prior to the consummation of the merger and the assumed exercise of all outstanding stock options by (II) 0.65, by (ii) the aggregate number of Macrocure ordinary shares, including those issuable upon the exercise of Macrocure warrants, Macrocure options (but not including any out-of-the-money options which, as used herein, refers to those Macrocure options with an exercise price equal to or greater than $10.00, prior to giving effect to the exchange in the merger for shares of Leap common stock) and any other awards under Macrocure's stock option plans, in each case, outstanding immediately prior to the consummation of the merger. This exchange shall be calculated prior to giving effect to certain other related transactions contemplated in the merger agreement such that, on a pro forma basis, based upon the number of shares of Leap common stock to be issued in the merger (including in respect of outstanding Macrocure options and warrants), Macrocure equityholders (other than the holders of the out-of-the-money options) will own approximately 35% of the combined company and Leap equityholders will own approximately 65% of the combined company. However, after giving effect to certain other related transactions contemplated in the merger agreement, including the purchase of additional equity by existing leap stockholders, these ownership percentages will be 29.2% and 62.8%, respectively. These percentages total 92%, rather than 100%, due to an additional 8% that will be authorized for issuance post-closing pursuant to awards granted under Leap's 2016 Equity Incentive Plan. Entities affiliated with HealthCare Ventures will own approximately 58.3% of the capital stock of the combined company outstanding immediately following the closing, without giving effect to any shares that may be issuable upon the exercise of stock options or warrants or in connection with any future capital raises. Furthermore, these ratios are subject to a net cash adjustment, such that if Macrocure's net cash (as determined in accordance with the merger agreement) at the effective time of the merger equals less than $22.0 million, there will be a linear, downward adjustment to Macrocure's equityholders' ownership in the combined company (in the extreme, if Macrocure's net cash at the effective time of the merger equals zero, Macrocure's shareholders' ownership in the combined company would equal 13%). Additionally, if Macrocure's net cash at the effective time of the merger equals less than $20.0 million, Leap shall not be obligated to consummate the merger.

           For illustrative purposes only, assuming Macrocure's net cash at the effective time of the merger was determined to be $22.0 million or more, the exchange ratio for the Macrocure ordinary shares would be approximately 0.1822 shares of Leap common stock for each Macrocure ordinary share. If Macrocure's net cash was determined to be $20.0 million, the exchange ratio for the Macrocure ordinary shares would be approximately 0.1667. In the extreme, if Macrocure's net cash at the effective time of the merger was determined to be zero, the exchange ratio for the Macrocure ordinary shares would be approximately 0.0506.

           The merger agreement requires that the Israeli Registrar of Companies approve the merger and issue a certificate evidencing the merger in accordance with Section 323(5) of the Israeli Companies Law (the "Companies Law") and that the holders of Macrocure ordinary shares approve the merger and related matters at a shareholder meeting. The meeting of the holders of Macrocure ordinary shares will be held on            , December     , 2016, at 3:00 p.m., Israel Time, at the offices of Macrocure's Israeli legal counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel 5250608, which meeting and any adjournments or postponements thereof is referred to as the "Macrocure Shareholder Meeting". At the Macrocure Shareholder Meeting, holders of Macrocure ordinary shares of record as of the record date to be determined by Macrocure will be asked to consider and approve the merger. In light of the above, at the time of the Macrocure Shareholder Meeting, holders of Macrocure ordinary shares will not know the exact ownership percentage that they will be entitled to receive in the combined company.

           There is currently no established public trading market for Leap's securities, but Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap submitted an application for such listing on October 7, 2016 in connection with the filing of this Registration Statement on Form S-4 on September 26, 2016. The authorization for the listing on the NASDAQ of the shares of Leap common stock to be issued to Macrocure shareholders in the merger, subject to official notice of issuance, is a condition to the consummation of the merger.

           Leap is an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and applicable rules of the Commission, and therefore is eligible to rely on reduced public company reporting requirements.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           Investing in our securities involves significant risks. Please read the information contained in the "Risk Factors" section beginning on page 21 of this Registration Statement.

The date of this prospectus is November     , 2016

ADDITIONAL INFORMATION

        Macrocure is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to "foreign private issuers", and, in accordance therewith, files and submits reports and other information with the Commission. The reports and other information filed by Macrocure with the Commission are available through the Commission's website at http://www.sec.gov and can also be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 100 F Street, NE, Washington, DC 20549, at prescribed rates. Macrocure ordinary shares are listed on the NASDAQ Global Market under the symbol "MCUR".

        Leap has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this prospectus is a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus concerning the provisions of any contract or other document are necessarily summaries of such documents, and, where such document has been filed with the Commission as an exhibit to the Registration Statement, each statement contained herein concerning such document is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Where a description of such a document is included in this prospectus, such description summarizes the material terms of such document. Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap has submitted an application for such listing.

        As a result of registering the securities offered hereby, Leap will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Commission. Reports and other information that will be filed by Leap will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 100 F Street, NE, Washington, DC 20549, at prescribed rates. These reports and other information will also be available at a website maintained by the Commission that contains reports, proxy and information statements and other information that registrants file electronically with the Commission. The address of the Commission's website is: http://www.sec.gov. You may also request these reports and other information from Leap free of charge upon written or oral request by contacting Leap Therapeutics, Attn: Investor Relations, 47 Thorndike Street, Suite B-1, 1, Cambridge, MA 02141, (617) 714-0360.

        To obtain timely delivery, you must request any information no later than five (5) business days before      , the date you must make your investment decision.

 ABOUT THIS PROSPECTUS

        This document, which forms part of a Registration Statement on Form S-4 filed with the Commission by Leap (File No. 333-213794), constitutes a prospectus of Leap under Section 5 of the Securities Act with respect to the shares of Leap common stock to be issued pursuant to the merger agreement.

        All information concerning Leap contained in this prospectus has been furnished by Leap; all information concerning Merger Sub contained in this prospectus has been furnished by Leap; and all information concerning Macrocure prior to the consummation of the merger contained in this prospectus has been furnished by Macrocure. Macrocure does not have independent knowledge of the matters set forth herein regarding Leap, Merger Sub or Leap's other subsidiaries, and Leap does not have independent knowledge of the matters set forth herein regarding Macrocure or its subsidiaries.

        You should rely only on the information contained in this prospectus. Leap and Macrocure have not authorized anyone to provide you with information or to make any representation with respect to

i

the matters described in this prospectus other than those contained herein and, if given or made, such information or presentation must not be relied upon as having been authorized by Leap, Merger Sub, Macrocure or any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is not lawful to make any such offer or solicitation.

        This prospectus is dated                    , 2016, and you should not assume that the information contained in this prospectus is accurate as of any date other than such date. Neither the delivery of this prospectus nor the issuance by Leap of shares of Leap common stock registered hereunder shall, under any circumstances, create any implication that there has been no change in the assets, properties or affairs of Leap, Merger Sub or Macrocure since such date or that the information contained herein is correct as of any time subsequent to such date.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

        The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement, the shares of Leap common stock to be issued pursuant to the merger and the Macrocure Shareholder Meeting. These questions and answers may not address all questions that may be important to you as a Macrocure shareholder. Please refer to the section entitled "Summary" beginning on page 7 of this prospectus and the more detailed information contained elsewhere in this prospectus, the annexes to this prospectus and the documents referred to in this prospectus, which you should read carefully and in their entirety.

  Q: Why am I receiving this prospectus?

        Macrocure has agreed to combine with Leap, subject to approval of the Macrocure shareholders, under the terms of the merger agreement that are described in this prospectus. Macrocure is holding a special meeting of its shareholders, which we generally refer to as the "Macrocure Shareholder Meeting," to ask its shareholders to consider and vote upon a proposal to approve the merger agreement and the transactions contemplated thereby, which we generally refer to as the merger proposal, as well as a number of related matters.

        If the merger proposal is approved at the Macrocure Shareholder Meeting and the other conditions to consummation of the merger are satisfied or waived, then at the consummation of the merger, Merger Sub will be merged with and into Macrocure, with Macrocure surviving the merger and becoming a wholly owned subsidiary of Leap. As a result of the merger, Macrocure shareholders will receive shares of Leap common stock for their Macrocure ordinary shares. Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap had submitted an application for such listing.

        This prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this prospectus, the shares of Leap common stock to be issued pursuant to the merger and the Macrocure Shareholder Meeting. Macrocure shareholders should read this information carefully and in its entirety.

  Q: Who is Leap?

        Leap is a biopharmaceutical company acquiring and developing novel therapeutics at the leading edge of cancer biology. Our approach is designed to target compelling tumor-promoting and immuno-oncology pathways to generate durable clinical benefit and enhanced outcomes for patients. Our programs are monoclonal antibodies that target key cellular pathways that enable cancer to grow and spread and specific mechanisms that activate the body's immune system to identify and attack cancer. Our two clinical stage programs are:

  •
  DKN-01:  A monoclonal antibody targeting Dickkopf-related protein 1, or DKK1, a protein that regulates important cell signaling pathways, known as the Wnt pathways, and influences the immune environment around tumor cells. When DKN-01 binds to DKK1, Wnt signaling pathways and the tumor microenvironment are altered, and an anti-tumor effect can be generated. We are testing DKN-01 in ongoing clinical trials in patients with esophageal cancer in combination with paclitaxel and in patients with cholangiocarcinoma in combination with gemcitabine and cisplatin. We have studied DKN-01 as a monotherapy in patients with non-small cell lung cancer. DKN-01-based therapies have generated responses and clinical benefit in these patient populations.

  •
  TRX518:  A monoclonal antibody targeting the glucocorticoid-induced tumor necrosis factor-related receptor, or GITR, a receptor found on the surface of a wide range of immune cells. TRX518 has been specifically engineered to enhance the immune system's anti-tumor response by activating GITR signaling, or GITR agonism, to activate tumor fighting white blood cells, or

    T effector cells, and decrease the activity of potentially tumor-protective white blood cells, or T regulatory cells, without causing the immune cells to be destroyed. We believe GITR is an ideal immune system agonist target through this two-pronged approach of stimulating an anti-tumor response and reducing immune suppression. We are conducting two clinical trials of TRX518 in patients with advanced solid tumors and have evidence of biomarker modulation and clinical activity.

        We intend to apply our extensive experience identifying and developing transformational products to aggressively develop these antibodies and build a pipeline of programs that has the potential to change the practice of cancer medicine.

  Q: Will there be a Macrocure Shareholder Meeting?

        Yes. The approval of the merger proposal requires the affirmative vote of the holders of a majority of the Macrocure ordinary shares present and entitled to vote on the matter at the Macrocure Shareholder Meeting, excluding abstentions and broker non-votes (and other invalid votes) and excluding any Macrocure ordinary shares that are held by Leap, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. All holders of record of Macrocure ordinary shares as of the close of business on November 11, 2016, the record date for the Macrocure Shareholder Meeting, will be entitled to vote at the special meeting. Each holder of Macrocure ordinary shares will be entitled to cast one vote on each matter properly brought before the Macrocure Shareholder Meeting for each Macrocure ordinary share that such holder owned of record as of the record date. Concurrently with the execution of the merger agreement, certain of Macrocure's shareholders representing more than 50% of the then outstanding ordinary shares of Macrocure (on a fully diluted basis) entered into voting agreements, pursuant to which each such shareholder agreed to vote in favor of the merger proposal at the Macrocure Shareholder Meeting. At the time of the Macrocure Shareholder Meeting, holders of Macrocure ordinary shares will not know the exact ownership percentage that they will be entitled to receive in the combined company.

  Q: Is consummation of the merger contingent upon any future approval by the holders of Leap common stock?

        Concurrently with the execution of the merger agreement, Leap obtained all approvals and consents of the holders of its capital stock necessary to effect the merger and the other transactions contemplated by the merger agreement, including approval of the issuance of Leap common stock as merger consideration to the Macrocure shareholders. No further approvals by the holders of Leap capital stock are required to consummate the merger or the other transactions contemplated by the merger agreement other than those already obtained. However, if additional approvals should be required for any reason, the Leap shareholders, in their respective voting agreements, have agreed to take such action.

  Q: Has the board of directors of both Leap and Macrocure approved the merger?

        Yes. The board of directors of both Leap and Macrocure have approved of the merger and recommended that the stockholders of each of Leap and Macrocure, respectively, vote in favor of the merger proposal. As noted above, Leap has already obtained all approvals and consents of the holders of its capital stock necessary to effect the merger and the other transactions contemplated by the merger agreement. See the section entitled "The Merger Agreement—Recommendation of the Macrocure Board" beginning on page 64 of this prospectus.

  Q: What are the conditions to the consummation of the merger?

        In addition to approval of the merger proposal by Macrocure shareholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including authorization for listing of Leap common stock on the NASDAQ stock market, the effectiveness of the Registration Statement of which this prospectus forms a part, the accuracy of representations and warranties under the merger agreement (subject to certain materiality exceptions), the absence of a material adverse effect on Leap or Macrocure, and Leap's and Macrocure's performance of their respective obligations under the merger agreement. Furthermore, Leap shall not be obligated to consummate the merger in the event that, among other things, Macrocure's net cash (as determined in accordance with the merger agreement) at the effective time of the merger equals less than $20.0 million, and neither party shall be obligated to consummate the merger in the event that, among other things, Macrocure fails to receive prior to January 31, 2017, or any extension thereof granted in accordance with the merger agreement (such date, as extended, is sometimes referred to herein as the "end date") the Section 104H tax ruling from the Israeli Tax Authorities on terms reasonably satisfactory to Macrocure. In the event that Macrocure terminates the merger agreement due to Macrocure's failure to receive the Section 104H ruling prior to the end date, Macrocure will pay to Leap $1.6 million within two business days after such termination. For a more complete summary of the conditions that must be satisfied or waived prior to consummation of the merger, see the section entitled "The Merger Agreement—Conditions to Consummation of the Merger" beginning on page 105 of this prospectus.

  Q: When is the merger expected to be consummated?

        Subject to the satisfaction or waiver of the closing conditions described under the section entitled, "The Merger Agreement—Conditions to Consummation of the Merger" beginning on page 105 of this prospectus, including the approval of the merger proposal by Macrocure shareholders at the Macrocure Shareholder Meeting, Leap and Macrocure expect that the merger will be consummated in early 2017. However, it is possible that factors outside the control of both companies could result in the merger being consummated at a different time or not at all.

  Q: What happens if the merger is not consummated?

        If the merger proposal is not approved by Macrocure shareholders, or if the merger is not consummated for any other reason, Macrocure shareholders will not receive shares of Leap common stock for their Macrocure ordinary shares. If the merger agreement is terminated for any reason, it would be Macrocure's intention to seek other opportunities to combine with a company similar to Leap and/or explore a liquidation of Macrocure. However, if, after failure to consummate the merger, Macrocure remains a stand-alone entity and, particularly, if it fails to consummate a transaction that provides active operations in the near future, NASDAQ could, at some point, determine that Macrocure is a "public shell company" (as defined under Commission rules) and, if it does, seek to delist Macrocure's ordinary shares. There can be no assurance, however, regarding any action that NASDAQ may take in the interim, as to whether Macrocure would be successful in finding another appropriate opportunity or the amount that may be received upon liquidation. So long as Macrocure's shares are listed for trading on NASDAQ and/or registered under the Exchange Act, Macrocure would be required to file and/or submit reports with the Commission.

        See the section entitled "The Merger Agreement—Fees and Expenses" beginning on page 108 of this prospectus.

  Q: Will there be a recapitalization of Leap before the effective time of the merger?

        Yes. Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, Leap's charter and bylaws will be amended to be in substantially the forms attached as

Annex C and Annex D, respectively, of this prospectus. Pursuant to the terms of the merger agreement, immediately prior to the amendment of the Leap charter, each issued and outstanding share of Leap preferred stock and each outstanding Leap convertible promissory note will convert into shares of Leap common stock (the Recap).

        In connection with the amendment of the Leap charter, upon filing of the New Charter with the Secretary of State of Delaware, each share of Leap common stock issued and outstanding immediately prior to the effective time of the merger (including shares subject to then outstanding options) will undergo a reverse stock split at a ratio, unless Leap determines otherwise, that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock (the Pre-Closing Leap Share Conversion).

  Q: What will Macrocure shareholders receive if the merger is consummated?

        Pursuant to the terms of the merger agreement, holders of Macrocure ordinary shares (and holders of any instrument exercisable for Macrocure ordinary shares) will receive shares of Leap common stock (or become a holder of an instrument exercisable for shares of Leap common stock). The number of shares of Leap common stock to be issued to all holders of Macrocure ordinary shares with respect to each such ordinary share will equal the quotient obtained by dividing (i) the product of (a) 0.35 multiplied by the quotient obtained by dividing (I) the aggregate number of shares of Leap common stock outstanding after giving effect to the Pre-Closing Leap Share Conversion, the Recap and the assumed exercise of all outstanding stock options by (II) 0.65, by (ii) the aggregate number of Macrocure ordinary shares, including those issuable upon the exercise of Macrocure warrants, Macrocure options (but not including any out-of-the-money options which, as used herein, refers to those Macrocure options with an exercise price equal to or greater than $10.00, prior to giving effect to the exchange in the merger for shares of Leap common stock) and any other awards under Macrocure's stock option plans, in each case, outstanding immediately prior to the consummation of the merger. This exchange shall be calculated prior to giving effect to (i) a contemplated $10.0 million equity investment into Leap immediately prior to the consummation of the merger committed by certain affiliates of Leap and (ii) the adoption of Leap's 2016 Equity Incentive Plan representing a number of shares of Leap common stock that, together with the out-of-the-money options outstanding at the effective time of the merger, represents 8% of Leap's fully diluted capitalization, such that, on a pro forma basis, based upon the number of shares of Leap common stock to be issued in the merger (including in respect of outstanding Macrocure options and warrants), Macrocure equityholders (other than the holders of the out-of-the-money options) will own approximately 35% of the combined company and Leap equityholders will own approximately 65% of the combined company. However, after giving effect to the $10.0 million equity investment and the adoption of Leap's 2016 Equity Incentive Plan, these ownership percentages will be 29.2% and 62.8%, respectively. These percentages total 92%, rather than 100%, due to the 8% authorized for issuance post-closing pursuant to awards granted under Leap's 2016 Equity Incentive Plan. Furthermore, these ratios are subject to a net cash adjustment, such that if Macrocure's net cash at the effective time of the merger equals less than $22.0 million, there will be a linear, downward adjustment to Macrocure's equityholders' ownership in the combined company (in the extreme, if Macrocure's net cash at the effective time of the merger equals zero, Macrocure's shareholders' ownership in the combined company would equal 13%). Furthermore, if Macrocure's net cash at the effective time of the merger equals less than $20.0 million, Leap shall not be obligated to consummate the merger.

        For illustrative purposes only, assuming Macrocure's net cash was determined to be $22.0 million or more, the exchange ratio for the Macrocure ordinary shares would have been approximately 0.1822 shares of Leap common stock for each Macrocure ordinary share. Therefore, if the merger had been consummated based on such calculation and you owned 1,000 Macrocure ordinary shares as of the effective time of the merger, you would have had the right to receive 182 shares of Leap common stock in exchange for your Macrocure ordinary shares plus cash in lieu of fractional shares. The following table shows how the number of shares of Leap common stock issuable to Macrocure shareholders changes to the extent that Macrocure's net cash as of the effective time, as calculated pursuant to the merger agreement, decreases:

Macrocure's Net Cash as of the Effective Time Calculated Pursuant to the Merger Agreement	Approximate Exchange Ratio	Number of shares of Leap common stock received per 1,000 Macrocure ordinary shares
$20.0 million	0.1667	166
$15.0 million	0.1316	131
$10.0 million	0.1011	101
$5.0 million	0.0743	74
$0.0 million	0.0506	50

        The issuance of the Leap common stock to Macrocure equityholders will be registered with the Commission. Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap has submitted an application for such listing. See the section entitled "The Merger—Merger Consideration" beginning on page 73 of this prospectus.

  Q: What will holders of Macrocure stock-based awards receive in the merger?

        Each Macrocure option (whether vested or unvested) that is outstanding immediately prior to the consummation of the merger will generally be adjusted such that, at the effective time of the merger, it will be converted into an option to purchase the number of shares of Leap common stock equal to the number of Macrocure ordinary shares subject to the Macrocure option multiplied by the exchange ratio (rounded down to the nearest whole share), at an exercise price per share equal to the exercise price per share of each Macrocure option, divided by the exchange ratio (rounded up to the nearest whole cent).

        In the merger, Leap will assume Macrocure's 2008 and 2013 Share Incentive Plans, referred to herein as the Macrocure Share Incentive Plans, and all obligations of Macrocure under such plans upon consummation of the merger. Pursuant to the merger agreement, Leap will deliver appropriate notices setting forth each option holder's rights as soon as practicable after the merger.

  Q: What will holders of Macrocure warrants receive in the merger?

        Each Macrocure warrant that is outstanding immediately prior to the consummation of the merger will generally be amended and adjusted such that, at the effective time of the merger, it will be exercisable for that number of shares of Leap common stock equal to the number of Macrocure ordinary shares subject to the Macrocure warrant multiplied by the exchange ratio (rounded down to the nearest whole share), at an exercise price per share equal to the current exercise price of 0.01 New Israeli Shekels, or NIS, divided by the exchange ratio (rounded up to the nearest whole cent). The form of Amendment No. 2 to Warrant, which will implement the foregoing adjustments, is attached as an exhibit to the Registration Statement of which this prospectus forms a part.

  Q: What will the capital structure of Leap be after the consummation of the merger?

        Immediately prior to the effective time of the merger, (i) all preferred stock of Leap then outstanding and (ii) Leap's outstanding convertible promissory notes, will convert into shares of Leap common stock, which we refer to as the "Recap". Immediately thereafter and prior to the effective time of the merger, Leap will undergo a reverse stock split at a ratio that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock. As a result, at the effective time of the merger, all outstanding shares of Leap capital stock will be shares of Leap common stock. Upon the consummation of the merger, each outstanding Macrocure ordinary share will be converted into the right to receive shares of Leap common stock equal to the exchange ratio, as discussed above. As a result of the foregoing (and after giving effect to (i) a contemplated $10.0 million equity investment into Leap committed by certain affiliates of Leap immediately prior to the consummation of the merger, which investment is a condition to the closing of the merger, (ii) the adoption of Leap's 2016 Equity Incentive Plan immediately after the consummation of the merger and (iii) the stock options to be granted to key executives of Leap in contemplation of the merger), approximately 62.8% of the outstanding Leap common stock will be held by Leap stockholders and option holders, and approximately 29.2% of the Leap common stock will be held by Macrocure shareholders, option holders and warrant holders. The foregoing percentage ownership assumes the exercise of all stock options of Macrocure and Leap outstanding as of the effective time of the merger (other than the out-of-the-money options) and totals 92%, rather than 100%, due to the 8% authorized for issuance post-closing pursuant to awards granted under Leap's 2016 Equity Incentive Plan.

        As described herein, the exchange ratio is subject to a net cash adjustment, such that if Macrocure's net cash at the effective time of the merger equals less than $22.0 million, there will be a linear, downward adjustment to Macrocure's equityholders' ownership in the combined company. However, if Macrocure's net cash at the effective time of the merger equals less than $20.0 million, Leap is not obligated to consummate the merger.

        In addition, Leap may also raise additional equity financing above the aforementioned $10.0 million in a private financing that would close simultaneously with the consummation of the merger to further finance its operations. The dilution from any additional equity financing is not reflected in the percentage ownership calculations presented above.

        Additionally, as a result of the merger, Macrocure will no longer be a publicly held company; rather, all shares of Macrocure will be owned by Leap following the merger, leaving Macrocure a wholly owned subsidiary of Leap. Following the consummation of the merger, Macrocure ordinary shares will be delisted from The NASDAQ Global Market and deregistered under the Exchange Act, and Macrocure will no longer be required to file reports with the Commission in respect of Macrocure ordinary shares.

        For more information on the Pre-Closing Leap Share Conversion, the Recap and the equity investments, see the sections entitled "The Merger—Pre-Closing Leap Share Conversion and Recapitalization" and "The Merger—Equity Investment" beginning on pages 73 and 70, respectively, of this prospectus.

  Q: How will Macrocure equityholders receive the merger consideration to which they are entitled?

        As soon as reasonably practicable after the effective time of the merger, Leap will cause its exchange agent for the merger to mail a letter of transmittal to each holder of record of a certificate whose shares converted pursuant to the merger into the right to receive the merger consideration. The letter of transmittal will specify that their certificates must be delivered to the exchange agent and will set forth instructions for effecting the surrender of the certificates in exchange for merger consideration.

        After receiving the certificate and a duly completed and validly executed letter of transmittal in accordance with the instructions thereto from Macrocure shareholders, Leap's exchange agent will deliver to each Macrocure shareholder the Leap common stock in physical certificate or uncertificated in book-entry form and any cash payment due in lieu of fractional shares.

  Q: Who can help answer any other questions I have?

        If you have additional questions about the merger or need additional copies of this prospectus, please contact Douglas Onsi at (617) 714-0360.

SUMMARY

        The following summary highlights selected information in this prospectus and may not contain all the information that may be important to you as a Leap stockholder. Accordingly, we encourage you to read carefully this entire prospectus, its exhibits and annexes and the documents referred to herein. Each item in this summary includes a page reference directing you to a more complete description of that topic.

Parties to the Merger (Page 57)

  Macrocure Ltd.
  25 Hasivim Street
  Petach Tikva 4959383, Israel
  +972-54-565-6011

    Macrocure Ltd. was formed as a company in the State of Israel on January 14, 2008 and registered under No. 515506855 with the Israeli Registrar of Companies. Macrocure has operated since its inception as a biotechnology company focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs.

    Macrocure is subject to the provisions of the Companies Law. Macrocure's corporate headquarters are located at 25 Hasivim Street, Petach Tikva 4959383, Israel. Macrocure's telephone number is +972-54-565-6011 and its web site is located at www.macrocure.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this prospectus). Macrocure's U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

    In August 2014, Macrocure completed its initial public offering, and its ordinary shares began trading on The NASDAQ Global Market under the symbol "MCUR." Following the merger, Macrocure's ordinary shares will be delisted from The NASDAQ Global Market.

  Leap Therapeutics, Inc.
  47 Thorndike Street, Suite B1-1
  Cambridge, MA 02141
  617-714-0360

    Leap Therapeutics, Inc. was originally incorporated on January 3, 2011 as Dekkun Corporation, a Delaware corporation. Dekkun Corporation's name was changed to HealthCare Pharmaceuticals, Inc. in May 2014. On November 16, 2015, HealthCare Pharmaceuticals, Inc. changed its name to Leap Therapeutics, Inc.

    Leap is a biopharmaceutical company acquiring and developing novel therapeutics at the leading edge of cancer biology. Leap's approach is designed to target compelling tumor-promoting and immuno-oncology pathways to generate durable clinical benefit and enhanced outcomes for patients. Leap's programs are monoclonal antibodies that target key cellular pathways that enable cancer to grow and spread and specific mechanisms that activate the body's immune system to identify and attack cancer.

    The mailing address of Leap's principal executive office is 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141. Leap's telephone number is 617-714-0360. Leap's website address is www.leaptx.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this prospectus).

    Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap has submitted an application for such listing.

  M-CO Merger Sub Ltd.
  c/o Leap Therapeutics, Inc.
  47 Thorndike Street, Suite B1-1
  Cambridge, MA 02141
  617-714-0360

    M-CO Merger Sub Ltd. is a wholly owned subsidiary of Leap formed solely for the purpose of effectuating the merger described herein. Merger Sub was formed under the laws of the State of Israel and registered under No. 515506855 with the Israeli Registrar of Companies as a direct wholly owned subsidiary of Leap under the laws of Israel on August 15, 2016. Merger Sub owns no material assets and does not operate any business.

    The mailing address of Merger Sub's principal executive office is c/o Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141. Its telephone number is 617-714-0360.

    Upon consummation of the merger, Merger Sub will be merged with and into Macrocure and Macrocure will be the surviving corporation and be a wholly owned subsidiary of Leap. Merger Sub will then cease to exist.

General Information Concerning the Merger and Related Agreements (Page 58)

        The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Merger Consideration (Page 73)

        At the effective time of the merger, each outstanding Macrocure ordinary share will be converted into the right to receive a number of shares of Leap common stock based on an exchange ratio as set forth in the merger agreement.

Pre-Closing Leap Share Conversion and Recapitalization (Page 73)

        Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, Leap's charter and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this prospectus. Pursuant to the terms of the merger agreement, immediately prior to the amendment of the Leap charter, each issued and outstanding share of Leap preferred stock and each outstanding Leap convertible promissory note will convert into shares of Leap common stock (the Recap).

        In connection with the amendment of the Leap charter, upon filing of the New Charter with the Secretary of State of Delaware, each share of Leap common stock issued and outstanding immediately prior to the effective time of the merger (including shares subject to then outstanding options) will undergo a reverse stock split at a ratio that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock (the Pre-Closing Leap Share Conversion).

Recommendation of the Macrocure Board (Page 64)

        After careful consideration, on August 29, 2016, the Macrocure board of directors unanimously (with one director absent) (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Macrocure and its shareholders, (ii) approved and declared it advisable that Macrocure enter into the merger agreement and (iii) adopted the merger agreement, the merger and the transactions contemplated thereby. Accordingly, the Macrocure board unanimously recommends that the Macrocure shareholders vote (i) "FOR" approval of the merger agreement and (ii) "FOR" all other proposals to be submitted for shareholder approval in connection with the merger agreement and described in this prospectus and the proxy statement of Macrocure that will be mailed to shareholders in connection with the Macrocure Shareholder Meeting. For more information on Macrocure's reasons for the merger and the recommendation of the Macrocure board, see the section entitled "The Merger—Recommendation of the Macrocure Board; Macrocure's Reasons for the Merger." Macrocure will mail its proxy statement, together with a copy of this prospectus, to its shareholders on or about November     , 2016. A copy of the Macrocure proxy statement will be submitted by Macrocure to the Commission as an exhibit to a Report of Foreign Private Issuer on Form 6-K at the time it is first mailed to Macrocure shareholders.

Opinion of Macrocure's Financial Advisor (Page 73)

        At the August 29, 2016, meeting of the Macrocure board of directors, representatives of Raymond James & Associates, Inc. ("Raymond James"), Macrocure's financial adviser, rendered Raymond James' oral opinion, which was subsequently confirmed by delivery of a written opinion to the Macrocure board of directors, dated August 29, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of Macrocure ordinary shares of the merger consideration to be paid by Leap to the holders of the Macrocure ordinary shares, such that approximately 32.0% of fully paid and non-assessable shares of Leap common stock will be received by such holders (including, for these purposes, warrantholders and optionholders (but not including holders of the out-of-the-money options) in the merger pursuant to the merger agreement, calculated after giving effect to the adoption of Leap's 2016 Equity Incentive Plan, but not giving effect to a contemplated $10.0 million equity investment into Leap immediately prior to the consummation of the merger committed by certain affiliates of HealthCare Ventures, and subject to adjustment based on the final amount of Macrocure's net cash as defined in the merger agreement. Additionally, at Macrocure's direction and with Macrocure's consent, Raymond James did not consider the terms of the distributed royalty rights in forming its opinion other than to the extent the ongoing costs of such royalty rights to Leap are incorporated into the projections that Raymond James used in its discounted cash flow analysis.

        The full text of the written opinion of Raymond James, dated August 29, 2016, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex B to this prospectus. Raymond James provided its opinion for the information and assistance of the Macrocure board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the approximately 32.0% of Leap common stock to be received by the holders of the Macrocure ordinary shares in the merger pursuant to the merger agreement, as determined in accordance with the preceding paragraph, was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Macrocure board or any holder of Macrocure ordinary shares as to how the board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

Ownership of Leap Following the Merger (Page 84)

        After giving effect to the $10.0 million equity investment, the Pre-Closing Leap Share Conversion, the Recap, the consummation of the merger and the adoption of Leap's 2016 Equity Incentive Plan, it is anticipated that, at the effective time of the merger Leap equityholders (other than holders of the out-of-the-money options) will own approximately 62.8% of the outstanding shares of Leap common stock and Macrocure equityholders will own approximately 29.2% of the outstanding shares of Leap common stock, in each case on a fully diluted basis (i.e., assuming all outstanding stock options and warrants were exercised, other than the out-of-the-money options). These percentages total 92%, rather than 100%, due to the 8% authorized for issuance post-closing pursuant to awards granted under Leap's 2016 Equity Incentive Plan. Entities affiliated with HealthCare Ventures will own approximately 58.3% of the capital stock of the combined company outstanding immediately following the closing, without giving effect to any shares that may be issuable upon the exercise of stock options or warrants or in connection with any future capital raises.

        In addition, Leap may also raise additional equity financing above the aforementioned $10.0 million in a private financing that would close simultaneously with the consummation of the merger to further finance its operations. The dilution from any additional equity financing is not reflected in the percentage ownership calculations presented above.

Headquarters and Management of Leap Following the Merger (Page 84)

  Name of Company; Headquarters

        Following the merger, the parent company shall continue to be called Leap Therapeutics, Inc. and Macrocure Ltd. will exist as Leap's wholly owned subsidiary. Leap's headquarters will be at 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts.

  Board of Directors

        Leap and Macrocure have agreed that upon the consummation of the merger, the board of directors of Leap will be comprised of seven members. The members of the board are expected to be:

  •
  Christopher Mirabelli, currently the President, CEO and a director of Leap

  •
  Thomas Dietz, currently a director of Leap

  •
  John Littlechild, currently a director of Leap

  •
  James Cavanaugh, currently a director of Leap

  •
  Joseph Loscalzo, currently a director of Leap

  •
  Nissim Mashiach, the President and CEO of Macrocure

  •
  William Li, formerly an advisor to Macrocure

        The Leap board of directors has determined that all expected members of the board of directors, except Christopher Mirabelli, are independent directors, including for purposes of the rules of the NASDAQ stock market and relevant federal securities laws and regulations.

  Management

        Dr. Christopher Mirabelli, the current president and chief executive officer of Leap, will continue as the chief executive officer of Leap following the consummation of the merger. Mr. Augustine Lawlor, the current chief operating officer of Leap, will continue as the chief operating officer of Leap following the consummation of the merger. Mr. Douglas E. Onsi, the current chief financial officer of Leap, will continue as the chief financial officer of Leap following the merger.

Financial Interests of Macrocure's Directors and Executive Officers in the Merger (Page 229)

        In considering the recommendation of the Macrocure board with respect to the merger proposal, Macrocure shareholders should be aware that the executive officers and directors of Macrocure have certain interests in the merger that may be different from, or in addition to, the interests of Macrocure shareholders generally. The Macrocure board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Macrocure shareholders vote in favor of the merger proposal.

        These interests include, among others:

  •
  under the merger agreement, Macrocure stock-based awards and warrants (including those held by the executive officers and directors) will convert into Leap stock-based awards of the corresponding type with appropriate adjustments as to the exercise price and the number of shares of Leap common stock issuable upon exercise thereof;

  •
  the vesting of any unvested options to purchase Macrocure ordinary shares held by Macrocure's executive officers and directors upon consummation of the merger and the extension of post-employment exercise periods;

  •
  subject to approval by shareholders at the Macrocure Shareholder Meeting, two of Macrocure's independent directors will each receive a grant of options to purchase 36,662 Macrocure ordinary shares, at an exercise price equal to the closing market price of the Macrocure ordinary shares on the date of the Macrocure Shareholder Meeting, which will vest in an accelerated manner at (and subject to the occurrence of) the effective time of the merger;

  •
  subject to approval by shareholders at the Macrocure Shareholder Meeting, Macrocure's chief executive officer, or the Macrocure CEO, will be entitled to certain compensation, including: (i) effective upon, and subject to, the consummation of the merger: (a) a grant of options to purchase 150,000 Macrocure ordinary shares, at an exercise price equal to the closing market price of the Macrocure ordinary shares on the date of the Macrocure Shareholder Meeting, which will vest in an accelerated manner at the effective time of the merger, and (b) payment of a $300,000 cash bonus, subject to Macrocure's implied value being assessed at a certain level for purposes of the merger, which requirement may be waived at the discretion of Macrocure's Chairman of the Board, after consultation with the compensation committee of Macrocure's board of directors;

  •
  the Macrocure CEO will receive a one-time "make whole" payment in an amount equal to the base salary voluntarily foregone by him in the recent past (consisting of $10,000 of foregone salary per month), commencing on December 1, 2015 through the month in which the merger is consummated;

  •
  each of the Macrocure CEO and Macrocure's chief financial officer will be entitled under applicable Israeli law to continue receiving their monthly base salary (and, in the case of the chief financial officer, social benefits) during three-month and nine-month notice periods, respectively, following termination of their respective employments for Macrocure upon consummation of the merger;

  •
  pursuant to the requirements of the merger agreement, Macrocure's executive officers and directors will be entitled to ongoing indemnification by Leap against any costs, expenses, damages, liabilities and the like incurred in connection with any claims or proceedings arising out of or pertaining to matters related to their role as such, in each case existing or occurring at or prior to the effective time of the merger;

  •
  pursuant to the requirements of the merger agreement and subject to the approval by shareholders at the Macrocure Shareholder Meeting, Macrocure's executive officers and directors will be covered under a "tail" insurance policy that will provide coverage to them at the same level as under Macrocure's existing insurance for its executive officers and directors, until the seventh anniversary of the effective time of the merger; and

  •
  the Macrocure CEO will be appointed to Leap's board of directors upon consummation of the merger.

        For additional details regarding these interests, see the section entitled "Financial Interests of Macrocure's Directors and Executive Officers in the merger."

Regulatory Approvals (Page 86)

        Macrocure and Merger Sub each filed with the Israeli Companies Registrar their respective notifications required under the Companies Law with respect to the proposed merger on August 31, 2016. The waiting period, which commenced with the filing of the notifications under the Companies Law, will expire 50 calendar days after such filings, unless otherwise extended or terminated or waived, although the merger may not be effective until the expiration of 30 days from the date of the approval of the merger by Macrocure's shareholders.

        Leap and Macrocure have agreed to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment that may be asserted under Israeli corporate law so as to enable the parties to the merger agreement to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement in accordance with its terms. However, Leap and Macrocure and their respective subsidiaries are not required under the merger agreement to agree to or otherwise be required to commit to, execute or consummate any sale, divestiture, disposition or arrangement if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Leap, Macrocure and their respective subsidiaries, taken as a whole. Further, the parties are not required to agree to any such actions with respect to the business or operations of Leap or Macrocure and their respective subsidiaries unless their effectiveness is conditioned on the closing of the merger.

No Appraisal Rights (Page 239)

        Macrocure shareholders will not have appraisal rights under the Companies Law with respect to the merger.

Conditions to Consummation of the Merger (Page 105)

        The obligations of Leap, Merger Sub and Macrocure to effect the merger are subject to the satisfaction or waiver by each of the parties to the merger agreement of the following conditions at or prior to the effective time:

  •
  approval of the merger proposal by affirmative vote of holders of a majority of the outstanding Macrocure ordinary shares present and entitled to vote at the Macrocure Shareholder Meeting;

  •
  authorization for the listing on the NASDAQ stock market of the shares of Leap common stock to be issued to Macrocure shareholders in connection with the merger, subject to official notice of issuance;

  •
  obtaining required regulatory approvals;

  •
  effectiveness of the Registration Statement of which this prospectus forms a part and no stop order suspending the effectiveness of the Registration Statement having been issued or proceedings for that purpose having been initiated or threatened by the Commission;

  •
  no material order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement being in effect; and

  •
  agreement upon the net cash calculation and the Leap net accounts payable calculation or the independent registered public accountant shall have delivered its report with respect to the net cash calculation and the Leap net accounts payable calculation, as described in "The Merger Agreement—Conditions to Consummation of the Merger".

        In addition, Leap's obligation to consummate the merger is subject to the satisfaction or waiver of the following conditions at or prior to the effective time:

  •
  the representations and warranties of Macrocure being true and correct to the extent required, and subject to the applicable materiality standards set forth in, the merger agreement, together with the receipt by Leap of a certificate executed by Macrocure's chief executive officer or chief financial officer to such effect;

  •
  Macrocure having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger, together with the receipt by Leap of a certificate executed by Macrocure's chief executive officer or chief financial officer to such effect;

  •
  the net cash of Macrocure at the closing of the merger is not less than $20 million; and

  •
  the absence of a material adverse effect having occurred with respect to Macrocure.

        In addition, Macrocure's obligation to consummate the merger is subject to the satisfaction or waiver of the following conditions at or prior to the effective time:

  •
  the representations and warranties of Leap being true and correct to the extent required, and subject to the applicable materiality standards set forth in, the merger agreement, together with the receipt by Macrocure of a certificate executed by Leap's chief executive officer or chief financial officer to such effect;

  •
  Leap having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger, together with the receipt by Macrocure of a certificate executed by Leap's chief executive officer or chief financial officer to such effect;

  •
  the net accounts payable of Leap at the closing of the merger are not greater than $1.0 million, as determined in accordance with generally accepted accounting principles in the United States ("GAAP") consistent with past practices;

  •
  After giving effect to the conversion of Leap Notes into Leap common stock, Leap shall not have any Indebtedness (as defined in the merger agreement);

  •
  the absence of a material adverse effect having occurred with respect to Leap;

  •
  the employment agreements with key executives of Leap shall remain in full force and effect; and

  •
  the adoption of Leap's 2016 Equity Incentive Plan, representing a number of shares of Leap common stock that, together with the out-of-the-money options outstanding at the effective time of the merger, represents 8% of Leap's fully diluted capitalization;

  •
  Leap having obtained the equity investment of at least $10.0 million from funds affiliated with HealthCare Ventures or its designees at a price per share based on a pre-money valuation of $100 million (exclusive of an unallocated option pool reserved under Leap's 2016 Equity Incentive Plan); and

  •
  Macrocure having received the Section 104H Tax Ruling from the Israeli Tax Authority, on terms that are reasonably satisfactory to Macrocure.

        For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled "The Merger Agreement—Conditions to Consummation of the Merger" beginning on Page 105 of this prospectus.

No Solicitation or Negotiation of Acquisition Proposals (Page 98)

        Macrocure has agreed that it will not, and it will cause its subsidiaries and its controlled affiliates' respective directors, officers and employees and investment bankers, financial advisors, attorneys, accountants and other advisors, agents and representatives retained in connection with the merger and the other transactions contemplated by the merger agreement, which we refer to as transaction representatives, and will use its reasonable best efforts to cause its other investment bankers, financial advisors, attorneys, accountants and other advisors, agents and representatives, which we refer to as other representatives, not to, and on becoming aware of it will use its best efforts to stop any such persons from continuing to, directly or indirectly:

  •
  solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a takeover proposal (as defined in the section entitled "The Merger Agreement—No Solicitation of Takeover Proposals" beginning on Page 98 of this prospectus);

  •
  engage or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, or for the purposes of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a takeover proposal; or

  •
  execute or enter into any acquisition agreement (as defined in the section entitled "The Merger Agreement—No Solicitation of Takeover Proposals" beginning on Page 98 of this prospectus).

        The merger agreement requires that Macrocure promptly (but in any event within 24 hours) notify Leap of the receipt of any takeover proposal and identify the person or group making the takeover proposal. In addition, Macrocure is required to provide to Leap an unredacted copy of the takeover proposal, if made in writing, and a written summary of all material terms and conditions of any such takeover proposal, to the extent not made in writing.

Alternative Proposals (Page 98)

        Notwithstanding the restrictions discussed above in "No Solicitation or Negotiation of Acquisition Proposals", prior to the approval of the merger proposal by Macrocure's shareholders at the Macrocure Shareholder Meeting, Macrocure may, after providing notice to Leap:

  •
  enter into a confidentiality agreement no less restrictive to Macrocure than that agreement between Macrocure and Leap (other than for any standstill provisions) and furnish information with respect to Macrocure and its subsidiaries to a person or group making a takeover proposal not resulting in any material respect from a breach of the non-solicitation provisions of the merger agreement; and

  •
  engage in or otherwise participate in discussions with the person or group making the takeover proposal,

        in each case if the Macrocure board determines in good faith (after consultation with its outside counsel and financial advisors):

  •
  that such takeover proposal constitutes or is reasonably likely to lead to a superior proposal (as defined in the section entitled "The Merger Agreement—No Solicitation of Takeover Proposals" beginning on Page 98 of this prospectus); and

  •
  that the failure to take either such action would be reasonably likely to be inconsistent with the fiduciary duties of the Macrocure board under applicable law.

No Change in Recommendation or Alternative Acquisition (Page 98)

        Subject to certain exceptions described below, neither the Macrocure board nor any committee thereof will:

  •
  withhold, withdraw or modify in a manner adverse to Leap the recommendation to Macrocure shareholders that they vote in favor of the approval of the merger proposal at the Macrocure Shareholder Meeting;

  •
  approve or recommend, or publicly propose to approve or recommend, any takeover proposal;

  •
  refrain from recommending against any takeover proposal that is a tender offer or an exchange offer within ten business days after it commences (we refer to any of these first three bullets as an adverse recommendation change); or

  •
  enter into or propose publicly to execute or enter into (or cause or permit Macrocure or any of its subsidiaries to execute or enter into or propose publicly to execute or enter into) an acquisition agreement.

        Macrocure may, however, make an adverse recommendation change or terminate the merger agreement and enter into an acquisition in respect of a takeover proposal, if the Macrocure board or any committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that to do otherwise would be reasonably likely to be inconsistent with its fiduciary duties under applicable law and, if such action is being taken in response to a takeover proposal, that such takeover proposal constitutes a superior proposal. Prior to any such action being taken, Macrocure must provide written notice to Leap advising Leap that the Macrocure board (or any committee thereof) intends to take such action and the reasons therefor and take the other actions described in the section entitled "The Merger Agreement—No Solicitation of Takeover Proposals" beginning on Page 98 of this prospectus, including negotiating, at the request of Leap, in good faith with respect to any changes to the terms of the merger agreement during a four business day period after delivery of such written notice. For any such termination to be valid under the merger agreement, Macrocure must pay Leap a termination fee of $1.2 million, plus reimbursement of expenses of up to $0.75 million, prior to, or substantially concurrently with, entering into an acquisition agreement in respect of such takeover proposal.

Termination of the Merger Agreement (Page 106)

        The merger agreement may be terminated at any time by Leap or Macrocure prior to the effective time of the merger under the following circumstances:

  •
  by mutual written consent;

  •
  if any governmental entity issues a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the merger or the other transactions contemplated by the merger agreement;

  •
  if the Macrocure shareholders fail to approve the merger proposal at the special meeting;

  •
  if the merger is not consummated by January 31, 2017, provided that failure to consummate the merger is not due to a breach of Leap or Macrocure's obligations under the merger agreement, subject to a possible extension of up to 90 days and certain potential limitations on Macrocure's right to terminate under this provision if the Section 104H tax ruling has not been received or the failure to receive Macrocure shareholder approval was as a result of a breach of a Macrocure voting agreement, all as described herein;

  •
  subject to cure rights, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties of the other party, such that the conditions to the terminating party's obligations to complete the merger would not be satisfied; and

  •
  if Macrocure has not received, by the end date, as extended, referenced above, the Section 104H tax ruling from the Israeli Tax Authorities (as further described in the section entitled "The Merger Agreement—Israeli Tax Rulings" beginning on page 103 of this prospectus), subject to certain limitations on Leap's right to terminate under this provision if other conditions to closing remain unsatisfied.

        Additionally, the merger agreement may be terminated:

  •
  by Leap if, prior to receiving the approval of the Macrocure shareholders, Macrocure's board adversely changes its recommendation that Macrocure's shareholders approve the merger and the related transactions; and

  •
  by Macrocure any time prior to receiving the approval of the Macrocure shareholders should it enter into an acquisition agreement with a third party in accordance with the non-solicitation provisions of the merger agreement.

Fees and Expenses (Page 108)

        Macrocure will pay Leap a termination fee equal to $1.2 million, plus an expense fee equal to the lesser of (i) $750,000 or (ii) all reasonable out-of-pocket expenses incurred by Leap and Merger Sub in connection with the merger agreement and related activities, in the event that (a) Macrocure enters into any acquisition agreement within 12 months after Leap terminates the merger agreement for Macrocure's failure to obtain shareholder approval of the merger, (b) Macrocure terminates the merger agreement to accept a superior takeover proposal prior to obtaining shareholder approval of the merger or (c) Leap terminates the merger agreement in the event Macrocure's board adversely changes its recommendation that its shareholders approve the merger for any reason other than a material adverse effect on Leap.

        Macrocure will pay Leap a termination fee equal to $1.6 million should Leap terminate the merger agreement on or after January 31, 2017 due to Macrocure's failure to receive the Section 104H Tax Ruling described under the section "The Merger Agreement—Israeli Tax Rulings" beginning on Page 103.

Related Transactions and Agreements (Page 70)

  Equity Investment (Page 70)

        In connection with the merger, certain existing stockholders of Leap affiliated with HealthCare Ventures have committed to purchase, or cause the purchase of, newly issued Leap common stock immediately prior to the amendment of the Leap charter as described below(which amendment will occur immediately prior to the consummation of the merger) for an aggregate purchase price of at least $10.0 million.

        For more information on the equity investment, see the section entitled "The Merger—Related Transactions and Agreements—Equity Investment" beginning on Page 70 of this prospectus.

  Voting Agreements (Page 71)

        In connection with the execution of the merger agreement, all of the stockholders of Leap and certain equityholders of Macrocure ordinary shares, representing more than 50% of the voting power of the issued and outstanding shares of Macrocure (calculated on a fully diluted basis, treating as exercised all options and warrants of Macrocure that are, or will become prior to the Macrocure Shareholder Meeting, convertible, exercisable or exchangeable for Macrocure ordinary shares), have entered into voting agreements, pursuant to which the stockholders or equityholders, as the case may be, have agreed, subject to the terms of the merger agreement, to vote or cause to be voted all of the shares of capital stock of Leap or Macrocure, as the case may be, held of record or beneficially owned by such stockholder or equityholder in favor of (i) the adoption or approval of the merger agreement, in the case of the stockholders of Leap, (ii) in favor of the approval of the shareholder proposals to be presented at the Macrocure Shareholder Meeting, in the case of the equityholders of Macrocure, and (iii) in either case, to take any other actions required of them to consummate the transactions contemplated by the merger agreement.

        For more information on the Voting Agreement, see the section entitled "The Merger—Related Transactions and Agreements—Voting Agreement" beginning on Page 71 of this prospectus.

  Royalty Agreement (Page 72)

        In connection with the merger and the other transactions contemplated by the merger agreement, Leap will declare a special distribution to each of its holders of common stock outstanding immediately prior to the effective time of the merger. Holders of Macrocure ordinary shares will not be participating in the distribution. The special distribution will consist of royalty rights, the terms of which are set forth in the Royalty Agreement attached as an exhibit to the Registration Statement of which this prospectus forms a part. Pursuant to the Royalty Agreement, for the perpetual term thereof, holders of Leap common stock prior to the consummation of the merger will receive 2% of the net sales for DKN-01 and 5% of the net sales for TRX518. The impact of these royalty payments is that Leap's net income will be reduced by such amounts and Leap will have added administrative costs, which Leap expects to be minimal, associated with monitoring and paying these royalties.

        For more information on the Royalty Agreement, see the section entitled "The Merger—Related Transactions and Agreements—Royalty Agreement" beginning on Page 71 of this prospectus.

Accounting Treatment (Page 87)

        The merger is being accounted for as an in-substance recapitalization of Leap, as the assets and liabilities being acquired consist almost entirely of cash. For more information on the Accounting Treatment see the section entitled "The Merger—Accounting Treatment" beginning on Page 86 of this prospectus.

U.S. Federal Income Tax Considerations (Page 231)

        The merger is expected to be a taxable exchange for U.S. federal income tax purposes. Assuming the merger so qualifies, the following U.S. federal income tax consequences generally will result to a participating U.S. holder (as defined in "U.S. Federal Income Tax Considerations"): (i) such holder generally will recognize gain or loss on the receipt of Leap common stock in exchange for Macrocure ordinary shares in the merger; (ii) such holder's aggregate tax basis in the Leap common stock (as defined in "U.S. Federal Income Tax Considerations") received pursuant to the merger will be equal to the fair market value of the Leap common stock received by such U.S. holder on the date Macrocure ordinary shares are exchanged pursuant to the merger and determined in good faith by the Leap board of directors; and (iii) such holder's holding period for the Leap common stock will begin on the day following the date such U.S. holder's Macrocure ordinary shares are exchanged pursuant to the merger.

        For more information on the U.S. federal income tax considerations of the merger, see the section entitled "U.S. Federal Income Tax Considerations" beginning on page 226 of this prospectus. Macrocure shareholders should consult their tax advisors to understand all of the tax consequences of the merger to them.

Material Foreign Tax Consequences of the Merger (Page 236)

        In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended, and the rules and regulations promulgated thereunder, the disposition of shares of an Israeli company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Israeli Income Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty for the prevention of double taxation between Israel and the seller's country of residence provides otherwise. Assuming Macrocure receives the Israeli tax rulings from the Israel Tax Authority for which Macrocure has applied, the Israeli income tax consequences of the merger shall be in accordance with such tax rulings (if applicable to a particular Macrocure shareholder).

        For more information on the foreign (Israeli, in particular) income tax consequences of the merger, see the section entitled "Material Foreign Tax Consequences—Material Israeli Tax Consequences" beginning on page 231 of this prospectus. Macrocure shareholders should consult their tax advisors to understand all of the foreign (Israeli, in particular) tax consequences of the merger to them.

Federal Securities Law Consequences (Page 87)

        All Leap common stock received by Macrocure shareholders upon consummation of the merger will be freely tradable without restriction under the Securities Act, except that Leap common stock received in the merger by persons who become affiliates of Leap for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. For more information regarding the federal securities law consequences see the section entitled "The Merger—and Federal Securities Law Consequences" beginning on page 86 of this prospectus.

Amendment and Restatement of Leap Charter and Bylaws (Page 85)

        Pursuant to the terms of the merger agreement, immediately prior to the consummation of the merger, Leap's charter and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this prospectus. We refer to these as the New Leap Charter and the New Leap Bylaws. The New Leap Charter will, among other things, provide for a staggered board of directors, authorize 100,000,000 shares of common stock, 10,000,000 shares of undesignated preferred stock and effectuate the Pre-Closing Leap Share Conversion whereby each share of Leap common stock issued and outstanding immediately prior to the effective time of the merger (including shares subject to then outstanding options) will undergo a reverse stock split at a ratio that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock.

Comparison of Rights of Leap Shareholders and Macrocure Shareholders (Page 248)

        The rights of Macrocure shareholders are governed by Macrocure's Articles of Association, which we refer to as the Macrocure Charter, and by the Companies Law. Pursuant to the terms of the merger agreement, immediately prior to the closing of the merger, Leap's Charter and Bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this prospectus. As a result, your rights as a stockholder of Leap following the merger will be governed by the New Leap Charter, by the New Leap Bylaws and by the DGCL. Your rights under the New Leap Charter, the New Leap Bylaws and the DGCL will differ in certain material respects from your rights under the Macrocure Charter and the Companies Law. For more detailed information regarding a comparison of your rights as a shareholder of Macrocure and as a stockholder of Leap, see the section entitled "Comparison of Rights of Leap Stockholders and Macrocure Shareholders" beginning on Page 248 of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by use of words such as "believes," "estimates," "anticipates," "expects," "plans," "projects," "intends," "potential," "may," "could," "might," "will," "should," "approximately," "intends," "predicts," or the negative version of these words or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ability and plan to develop and commercialize DKN-01 and TRX518; status, timing and results of pre-clinical studies and clinical trials; the potential benefits of DKN-01 and TRX518; the timing of our development programs and seeking regulatory approval of DKN-01 and TRX518; our ability to obtain and maintain regulatory approval; our estimates of expenses and future revenues and profitability; our estimates regarding our capital requirements and our needs for additional financing; our estimates of the size of the potential markets for DKN-01 and TRX518; our ability to attract collaborators with acceptable development, regulatory and commercial expertise; the benefits to be derived from any collaborations, license agreements, and other acquisition efforts, including those relating to the development and commercialization of DKN-01 and TRX518; sources of revenues and anticipated revenues, including contributions from any collaborations or license agreements for the development and commercialization of products; our ability to create an effective sales and marketing infrastructure if we elect to market and sell DKN-01 and TRX518 directly; the rate and degree of market acceptance of DKN-01 and TRX518; the timing and amount or reimbursement for DKN-01 and TRX518; the success of other competing therapies that may become available; the manufacturing capacity for DKN-01 and TRX518; our intellectual property position; our ability to maintain and protect our intellectual property rights; our results of operations, financial condition, liquidity, prospects, and growth and strategies; the industry in which we operate; and the trends that may affect the industry or us.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

        Actual results could differ materially from our forward-looking statements due to a number of factors, including risks related to:

  •
  our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

  •
  the opinion of our independent registered public accounting firm as to our ability to continue as a going concern for the next 12 months;

  •
  the success and timing of our pre-clinical studies and clinical trials;

  •
  the potential that results of pre-clinical studies and clinical trials indicate DKN-01 and TRX518 are unsafe or ineffective;

  •
  our exposure to business disruptions;

  •
  our dependence on third parties in the conduct of our pre-clinical studies, manufacturing activities and clinical trials;

  •
  the difficulties and expenses associated with obtaining and maintaining regulatory approval of DKN-01 and TRX518, and the labeling under any approval we may obtain;

  •
  our plans and ability to develop and commercialize DKN-01 and TRX518;

  •
  our failure to recruit or retain key scientific or management personnel or to retain our executive officers;

  •
  the size and growth of the potential markets for DKN-01 and TRX518, market acceptance of DKN-01 and TRX518 and our ability to serve those markets;

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  legal and regulatory developments in the U.S. and foreign countries;

  •
  our ability to limit our exposure to product liability lawsuits;

  •
  our exposure to additional scrutiny as a public company;

  •
  obtaining and maintaining intellectual property protection for DKN-01 and TRX518;

  •
  recently enacted and future legislation regarding the healthcare system; and

  •
  the success of competing therapies and products that are or become available.

        DKN-01 and TRX518 are investigational drugs undergoing clinical development and have not been approved by the U.S. Food and Drug Administration (the "FDA"), nor been submitted to the FDA for approval. DKN-01 and TRX518 have not been, and may never be, approved by any regulatory agency or marketed anywhere in the world. Statements contained in this prospectus should not be deemed to be promotional.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and, except to the extent required by applicable law, we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

        You should also read carefully the factors described in the "Risk Factors" section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with the offering of Leap common stock in the merger.

        We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus.

RISK FACTORS

        By voting in favor of the merger proposal, Macrocure shareholders will be choosing to invest in Leap common stock following the consummation of the merger. An investment in Leap common stock involves a high degree of risk. Before you vote, you should carefully consider the risks described below, those described in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on Page 19 of this prospectus and the other information contained in this prospectus. See the section entitled "Where You Can Find More Information" beginning on Page 265 of this prospectus. In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Leap or Macrocure assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements. References to "we," "us," "our" and other first person declarations in these risk factors refer to the operations of the combined company following the completion of the merger. Where this prospectus uses the words describing either Macrocure or Leap, as the case may be, it is referring to such entity as a standalone company or to their respective lines of business and industry as they relate to the combined company.

Risks Relating to the Proposed Merger

The amount of merger consideration is dependent on the amount of net cash of Macrocure as of the closing.

        Subject to the terms of the merger agreement, the percentage of the combined company that Macrocure shareholders will own as of the closing of the merger is subject to adjustment at the closing based on the level of Macrocure' net cash prior to the closing. The level of net cash as of that date will be reduced by specified liabilities, as defined further in the merger agreement. On a pro forma basis, after giving effect to (i) a contemplated $10.0 million equity investment into Leap committed by certain affiliates of Leap immediately prior to the consummation of the merger, (ii) the adoption of Leap's 2016 Equity Incentive Plan, based upon the number of shares of Leap common stock to be issued in the merger (including in respect of outstanding Macrocure options and warrants) and (iii) the stock options to be granted to key executives of Leap in contemplation of the merger, Macrocure equityholders (including holders of outstanding Macrocure options and warrants, other than the holders of the out-of-the-money options) will own approximately 29.2% of Leap, and Leap equityholders will own approximately 62.8% of Leap if Macrocure' net cash as of the closing of the merger is equal to or greater than $22 million. These percentages total 92%, rather than 100%, due to the 8% authorized for issuance post-closing under Leap's 2016 Equity Incentive Plan. We cannot assure you that any actions taken by Macrocure to attempt to maintain its current level of net cash between now and closing will be successful. In the event that Macrocure's net cash falls below $22.0 million, the percentage ownership of the current Macrocure equityholders (including holders of outstanding Macrocure options and warrants) will decrease relative to the current Leap equityholders. In the event that Macrocure's net cash is below $20.0 million, based on a condition set forth in the merger agreement, Leap is not obligated to consummate the merger. As of September 30, 2016, Macrocure's current cash on hand, plus cash equivalents, equaled approximately $24.1 million, and it had accrued transaction fees (other than, among other things, for fees and expenses associated with this prospectus, Macrocure's proxy statement and the NASDAQ listing) of approximately $0.6 million, resulting in net cash of $23.5 million as of September 30, 2016. Adjusting such amount for approximately $1.1 million in severance, post-closing compensation and other special payments which Macrocure expects to incur would result in a pro forma net cash calculation of approximately $22.4. At the time of the closing, the net cash calculation will also need to be reduced for any additional transaction expenses (other than, among other things, fees and expenses associated with this prospectus, Macrocure's proxy statement and the NASDAQ listing) and operating expenses incurred after September 30, 2016. Accordingly, Macrocure cannot provide assurance at this time regarding the level of the actual net cash calculations to be determined as of the consummation of the merger. The following table illustrates the effect on ownership of various assumed Macrocure net cash positions:

	Macrocure Equityholder Ownership of Outstanding Shares of Combined Company		Leap Equityholder Ownership of Outstanding Shares of Combined Company
Macrocure's Net Cash as of Effective Time Calculated Pursuant to Merger Agreement	Prior to Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan	After Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan	Prior to Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan	After Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan
$20.0 million	33.0%	27.6%	67.0%	64.4%
$21.0 million	34.0%	28.4%	66.0%	63.6%
≥$22.0 million	35.0%	29.2%	65.0%	62.8%

Ownership of the combined company's common stock will be highly concentrated after consummation of the merger.

        After consummation of the merger and the transactions contemplated by the merger agreement, a limited number of Leap stockholders will have beneficial ownership of significant blocks of outstanding common stock of Leap. Investment funds affiliated with HealthCare Ventures and Eli Lilly and Company ("Lilly") will own or control approximately 58.3% and 7.0%, respectively, of the outstanding capital stock of Leap after the merger based upon an assumed Macrocure net cash balance equal to or greater than $22.0 million on the closing date. These stockholders, acting individually or as a group, will have substantial influence over the outcome of a corporate action requiring stockholder approval, including the election of directors, any approval of a merger, consolidation or sale of all or substantially all of Leap's assets or any other significant corporate transaction, even if the outcome sought by such stockholders is not in the interest of Leap's other stockholders. These stockholders, acting as a group, may also delay or prevent a change in control, even if such change in control would benefit Leap's other stockholders. In addition, the significant concentration of stock ownership may adversely affect the value of Leap common stock due to a resulting lack of liquidity of Leap common stock or a perception among investors that conflicts of interest may exist or arise. In addition, the three executive officers of Leap after the merger—Christopher Mirabelli, Augustine Lawlor and Douglas Onsi—are affiliated with HealthCare Ventures.

The market price of Leap common stock after the merger may be affected by factors different from those currently affecting the financial condition, results of operations and business of Macrocure.

        The business of Leap differs from the Macrocure business in important respects and, accordingly, the results of operations and the market price of Leap common stock following the merger may be significantly different from those currently affecting the independent results of operations of Macrocure. For a discussion of the businesses of Leap and Macrocure and of certain factors to consider in connection with those businesses, see the sections entitled "Business of Leap", "Information About Macrocure" as well as the risks described elsewhere in "Risk Factors" and throughout this prospectus.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Leap or Macrocure.

        Until the effective time of the merger, with certain exceptions, the merger agreement prohibits both Leap and Macrocure from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with any other party. The merger agreement provides each of Leap and Macrocure with specified termination rights. If the merger agreement is terminated by

Macrocure to accept a superior acquisition proposal or under other circumstances specified in the merger agreement, Macrocure will be required to pay to Leap a termination fee of $1.2 million or $1.6 million, depending on the reason for such termination, plus, in certain circumstances, up to $750,000 of Leap's expenses associated with the merger. These provisions could discourage other companies from trying to acquire Macrocure unless those other companies are willing to offer significantly greater value. Leap has no corresponding right to terminate the merger agreement with respect to a superior acquisition proposal for Leap.

Failure to consummate the merger could adversely affect Leap's and Macrocure's future prospects.

        The merger is subject to the satisfaction of various closing conditions, and neither Leap nor Macrocure can guarantee that the merger will be successfully consummated. In the event that the merger is not consummated for any reason, Leap and Macrocure will be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not consummated, and, potentially, the payment of a termination fee by Macrocure under certain circumstances. If the merger is not consummated, the market price of Macrocure ordinary shares could decline. Leap and Macrocure also could be subject to litigation related to any failure to consummate the merger or related to any enforcement proceeding commenced against Leap or Macrocure to perform their respective obligations under the merger agreement. Finally, if the merger agreement is terminated, Leap or Macrocure may be unable to find another party willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. In particular, the negative publicity that could accompany such a termination could adversely impact Macrocure's ability to find an alternate partner for a strategic transaction or to obtain required financing for any such transaction. This could limit each company's ability to pursue its strategic goals in the event the merger is not consummated.

The rights of holders of Macrocure ordinary shares will change as a result of the merger.

        After the merger, the rights of those shareholders of Macrocure who will become Leap stockholders will be governed by Leap's amended and restated certificate of incorporation and Leap's amended and restated bylaws, which we refer to as the New Leap Charter and New Leap Bylaws. The New Charter and the New Bylaws will be governed by the laws of the State of Delaware, which may be different from the laws of the State of Israel. Because only shares of Leap common stock will be issued to Macrocure holders of ordinary shares in connection with the merger, persons receiving such shares will not be entitled to any greater rights and preferences than are all other stockholders of Leap. As a result of becoming stockholders of Leap in the merger, the rights of former Macrocure shareholders will be governed by the laws of the State of Delaware, the New Leap Charter and the New Leap Bylaws. For more information, see the section entitled "Comparison of Rights of Leap Stockholders and Macrocure Shareholders" beginning on page 248 of this prospectus.

Some of Macrocure's directors and officers may have interests that are different from yours which may influence them to support or approve the merger and the issuance of shares of Leap common stock in the merger.

        Certain officers and directors of Macrocure participate in arrangements that provide them with interests in the merger that are different from those of other Macrocure shareholders, including in some cases, their continued service as a director of the combined company, severance benefits under the terms of their existing employment agreements (in the case of certain Macrocure officers), acceleration of vesting or preferential treatment with respect to equity awards held by executive officers and continued indemnification of directors and officers. These interests, among others, may influence the officers and directors of Macrocure to support or approve the merger and the issuance of shares of Leap common stock in the merger.

The lack of a public market for Leap common stock makes it more difficult to evaluate the fairness of the merger.

        The outstanding common stock of Leap is privately held and is not traded in any public market. The lack of a public market makes it more difficult to determine the fair value of Leap. Because the percentage of Leap equity to be issued to Macrocure equityholders was determined based on negotiations between the parties to the merger agreement, it is possible that the value of the Leap shares to be issued to Macrocure shareholders in connection with the merger will be greater than the fair value of Macrocure. Alternatively, it is possible that the value of the Leap shares to be issued in connection with the merger will be less than the fair value of Macrocure.

The historical audited and unaudited pro forma condensed combined financial information may not be representative of our results after the merger.

        The historical audited and unaudited pro forma condensed combined financial information included elsewhere in this prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position.

Our New Charter, when filed with the Delaware Secretary of State, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or team members.

        Our New Charter, when filed with the Delaware Secretary of State immediately prior to the effective time, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of our directors and officers to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our New Charter and our New Bylaws, or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other team members, which may discourage such lawsuits against us and our directors, officers and other team members. Alternatively, if a court were to find the choice of forum provision contained in our New Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Risks Relating to Business of Leap and Ownership of Leap Common Stock following the Merger

Risks Related to Leap's Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

        We are a clinical-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that our two product candidates, DKN-01 and TRX518, or any other products will fail to gain regulatory approval or become commercially viable. We have only two clinical-stage product candidates, which are at the early stages of clinical development. We do not have any products approved by regulatory authorities for marketing and have not generated any revenue from product sales. We incur significant research, development and other expenses related to our ongoing operations.

As a result, we are not profitable and have incurred losses in every reporting period since our inception in 2011. For the year ended December 31, 2015 and the nine months ended September 30, 2016, we reported a net loss of $12.1 million and $19.9 million, respectively, and had an accumulated deficit of $93.8 million at September 30, 2016.

        We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate these losses to increase as we continue the research and development of, and seek regulatory approvals for DKN-01 and TRX518, and we potentially begin to commercialize DKN-01 and TRX518, if they receive regulatory approval. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If either or both of DKN-01 or TRX518 fails in clinical trials or does not gain regulatory approval, or if approved, fails to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

        EisnerAmper LLP, as our Independent Registered Public Accounting Firm, has expressed substantial doubt about our ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statements on Page F-8 of this Registration Statement, we were incorporated on January 3, 2011, have incurred losses since our inception and have a significant accumulated deficit and a working capital deficit. Specifically, we incurred net losses of $7.7 million and approximately $12.0 million for the years ended December 31, 2014 and 2015, respectively, and have an accumulated deficit of $70.4 million and a working capital deficiency of $5.2 million as of December 31, 2015. As a result, EisnerAmper has expressed substantial doubt about the ability of our company to continue as a going concern. We will receive cash at closing from the $10.0 million equity investment and cash on hand at Macrocure. In addition, our plans to continue operations and further product development are dependent on our ability to obtain additional financing through the issuance of promissory notes or the sale of common or preferred stock. There can be no assurance that these efforts will be successful.

We currently have no source of product revenue and may never become profitable.

        We have not generated any revenues, and we have no commercial products. Our ability to generate revenue from product sales and achieve profitability will depend upon our ability to successfully gain regulatory approval and commercialize DKN-01 or TRX518 or other product candidates that we may in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval, we do not know when we will generate revenue from product sales, if at all. Our ability to generate revenue from product sales from any product candidates also depends on a number of additional factors, including our ability to:

  •
  successfully complete development activities, including enrollment of study participants and completion of the necessary clinical trials;

  •
  complete and submit new drug applications, or NDAs, or biologics license applications, or BLAs, to the FDA and obtain regulatory approval for indications for which there is a commercial market;

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  complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities;

  •
  make or have made commercial quantities of our products at acceptable cost levels;

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  develop a commercial organization capable of manufacturing, sales, marketing and distribution for any products we intend to sell ourselves in the markets in which we choose to commercialize on our own;

  •
  find suitable partners to help us market, sell and distribute our approved products in other markets; and

  •
  obtain adequate pricing, coverage and reimbursement from third parties, including government and private payors.

        In addition, because of the numerous risks and uncertainties associated with product development, including that DKN-01 or TRX518 may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the development and regulatory process for DKN-01 and/or TRX518, we anticipate incurring significant costs associated with commercializing these products, including in building the requisite sales and marketing capabilities to sell such products (which itself may pose financial and operational risks).

        Even if we are able to generate revenues from the sale of our products, we may not become profitable and will need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, and we are not successful in obtaining additional funding, then we may be unable to continue our operations at planned levels.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we may be unable to complete the development and potential commercialization of DKN-01 or TRX518 or acquire other products.

        Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to advance the clinical development of DKN-01 and TRX518 and launch and commercialize these product candidates, if we receive regulatory approval. We will require additional capital for the further development and potential commercialization. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

        We believe that our cash and cash equivalents immediately following the merger will enable us to fund our operating expenses and capital expenditure requirements for at least the next 15 months. We have based this estimate on assumptions that may prove to be wrong, and we could deploy our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to the:

  •
  initiation, progress, timing, costs and results of pre-clinical studies and clinical trials for our product candidates;

  •
  costs and timing of additional clinical trial and commercial manufacturing activities;

  •
  clinical development plans we establish for DKN-01, TRX518, and any other future product candidates;

  •
  number and characteristics of any new product candidates that we in-license and develop;

  •
  outcome, timing and cost of regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

  •
  costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

  •
  effect of competing product candidates and market developments; and

  •
  costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval.

        If we are unable to fund our operations or otherwise capitalize on our business opportunities due to a lack of capital, our ability to become profitable will be compromised.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates.

        Until we can generate substantial revenue from product sales, if ever, we expect to seek additional capital through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include liens or other restrictive covenants limiting our ability to take important actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates in particular countries, or grant licenses on terms that are not favorable to us.

Risks Related to Our Business and Industry

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process.

        The results of preclinical studies, preliminary study results, and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials or the ultimately completed trial. For instance, while we have preliminary study results for our clinical studies of DKN-01 in esophageal cancer and cholangiocarcinoma, as well as our two clinical studies of TRX518, these studies are still ongoing and the ultimate study results may be different than the preliminary ones we have seen to date. Moreover, while we have seen preliminary favorable results in individual study subjects, these results may not be representative of the ultimate study population. Finally, the clinical trials conducted to date for DKN-01 and TRX518 are relatively small, open-label, uncontrolled studies. Preliminary and final results from such studies may not be representative of study results that are found in larger, controlled, blinded, and more long term studies.

        Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Preclinical studies may also reveal unfavorable product candidate characteristics, including safety concerns. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, the impact of an active comparator arm, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, changes in medical prescribing practices and the rate of dropout among clinical trial participants.

        Our future clinical trial results may not be successful. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, notwithstanding promising results in earlier trials. Moreover, should there be a flaw in a clinical trial, it may not become apparent until the clinical trial is well advanced. Further, because we currently plan to develop our product candidates for use with established oncology products, the design, implementation, and interpretation of the clinical trials necessary for marketing approval may be more complex than if we were developing our product candidates alone.

        We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or adversely affect our existing or future development programs, including:

  •
  we may have delays in identifying and adding new investigators or clinical trial sites, we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and our CROs or we may experience a withdrawal of clinical trial sites;

  •
  the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

  •
  clinical trials of our product candidates may produce negative or inconclusive results, or our studies may fail to reach the necessary level of statistical significance, and we may decide to conduct additional clinical trials or abandon product development programs;

  •
  we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development.

  •
  the cost of clinical trials of our product candidates may be greater than we anticipate or we may have insufficient funds for a clinical trial;

  •
  the supply or quality of the clinical trial material of our product candidates may be insufficient or inadequate to conduct clinical trials; and

  •
  there may be changes to the therapeutics or their regulatory status which we are administering in combination with our product candidates or changes to standard of care, which require that we change our study design, or otherwise halt, discontinue or delay our clinical studies. This occurred for a multiple myeloma study that we were conducting. In that case, the standard of care changed such that we were no longer able to recruit study subjects under the study protocol.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, especially for an early-stage company such as ours. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates as expected, and our ability to generate revenue will be materially impaired.

        Because we are at the early stages of the clinical and regulatory development of our product candidates,, the time required to obtain approval for them from the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. These may require us to amend our clinical trial protocols, conduct additional studies that require regulatory or institutional review board, or IRB, approval, or otherwise cause delays in the approval or rejection of an application. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. Moreover, we have only completed early studies and enrolled limited numbers of patients for both DKN-01 and TRX518. Both DKN-01 and TRX518 will require additional preclinical and clinical development, as well as additional manufacturing development before we will be able to submit marketing applications to FDA. Moreover, should FDA determine that a companion diagnostic device is required for use of our product candidates or should we decide to pursue the development of a companion diagnostic device for the use of our product candidates, further development work would be required for such a device, including, possibly the approval of an Investigational Device Exemption for the study of such a device from FDA, compliance with FDA's device regulations, and either FDA clearance or approval of the device for commercial use. Such development would potentially take additional time and be subject to the risk of FDA non-approval or clearance of the diagnostic. Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability or that of any of our future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

        Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, marketing, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA, and similar regulatory authorities outside the United States and Europe. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have no experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party clinical research organizations, or CROs, and consultants to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety, purity, and potency for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, the regulatory authorities.

        We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

  •
  regulators or IRBs may not authorize us or our investigators to commence a clinical trial or to conduct a clinical trial at a prospective trial site, we may fail to reach an agreement with regulators or IRBs regarding the scope, design, or implementation of our clinical trials or regulators or IRBs may require that we modify or amend our clinical trial protocols;

  •
  our third-party contractors may fail to comply with regulatory requirements, standard operating procedures or the clinical trial protocol, or meet their contractual obligations to us in a timely manner, or at all, or we may be required to engage in additional clinical trial site monitoring or manufacturing activities;

  •
  we, the regulators, or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unexpected characteristics of the product candidate, or due to findings of undesirable effects caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

  •
  changes in or the enactment of additional statutes or regulations;

  •
  there may be changes in marketing approval or regulatory review policies during the development period rendering our data insufficient to obtain marketing approval;

  •
  we may decide, or regulators may require us, to conduct additional clinical trials, analyses, reports, data, or preclinical trials, or we may abandon product development programs;

  •
  there may be regulatory questions or disagreements regarding interpretations of data and results, or new information may emerge regarding our product candidates, the FDA or comparable foreign regulatory authorities may disagree with our study design or our interpretation of data from preclinical studies and clinical trials or find that a product candidate's benefits do not outweigh its safety risks;

  •
  the FDA or comparable regulatory authorities may disagree with our intended indications;

  •
  the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or our manufacturing facilities for clinical and future commercial supplies;

  •
  the data collected from clinical trials of our product candidates or any additional product candidate may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a NDA, or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere; and

  •
  the FDA or comparable regulatory authorities may take longer than we anticipate to make a decision on our product candidates.

        Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. The number and types of preclinical studies and clinical trials that will be required for regulatory approval also varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, either of which may cause delays or limitations in the approval or the decision not to approve an application. It is possible that neither of our product candidates nor any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or any future collaborators to commence product sales.

        Finally, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications or uses than we request, may contain significant safety warnings, including black box warnings, contraindications, and precautions, may grant approval contingent on the performance of costly post-marketing clinical trials, surveillance, or other requirements, including risk evaluation and mitigation strategies, or REMS, to monitor the safety or efficacy of the product, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of these scenarios could compromise the commercial prospects for our product candidates.

        If we experience delays in obtaining approval, if we fail to obtain approval of a product candidate or if the label for a product candidate does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate, the commercial prospects for such product candidate may be harmed and our ability to generate revenues from that product candidate will be materially impaired.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

        We may not be able to initiate or continue conducting clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Some of our competitors have ongoing clinical trials for product candidates that treat the same indications or use the same mechanism of action as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates. Patient enrollment is affected by other factors including:

  •
  the size and nature of the patient population;

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  the severity of the disease under investigation;

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  the eligibility criteria for, and design of, the clinical trial in question, including factors such as frequency of required assessments, length of the study and ongoing monitoring requirements;

  •
  the perceived risks and benefits of the product candidate under study, including the potential advantages or disadvantages of the product candidate being studied in relation to other available therapies;

  •
  competition in recruiting and enrolling patients in clinical trials;

  •
  the efforts to facilitate timely enrollment in clinical trials;

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  the patient referral practices of physicians;

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  effectiveness of publicity created by clinical trial sites regarding the trial;

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  patients' ability to comply with the specific instructions related to the trial protocol, proper documentation, and use of the biologic product;

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  our inability to obtain or maintain patient informed consents;

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  the risk that enrolled patients will drop out before completion or not return for post-treatment follow-up;

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  the ability to monitor patients adequately during and after treatment; and

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  the proximity and availability of clinical trial sites for prospective patients.

        Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether.

        Enrollment delays in our clinical trials may result in increased development costs for our product candidates, or the inability to complete development of our product candidates, which would materially impair our ability to generate revenues, limit our ability to obtain additional financing and cause the value of our company to decline.

The FDA may determine that any of our current or future product candidates have undesirable side effects that could delay or prevent their regulatory approval or commercialization.

        Undesirable side effects caused by our product candidates could cause us, IRBs, and other reviewing entities or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. For example, if concerns are raised regarding the safety of a new therapeutic as a result of undesirable side effects identified during clinical or preclinical testing, the FDA may order us to cease further development, decline to approve a product candidate or issue a letter requesting additional data or information prior to making a final decision regarding whether or not to approve the biologic. FDA requests for additional data or information can result in substantial delays in the approval of a new biologic.

        Undesirable side effects caused by any of our current or future product candidates could also result in denial of regulatory approval by the FDA or other comparable foreign authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of our current or future product candidates.

        If any of our product candidates is associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may significantly harm our business, financial condition, results of operations, and prospects.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

        In order to market and sell our products in the European Union and other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing, in some cases involving clinical trials involving subjects from the country. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, the failure to obtain approval in one jurisdiction may compromise our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if our product candidates receive regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, any of our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

        Any product candidate for which we obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees for our product candidates, if approved, and the establishments at which they are manufactured, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval.

        Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses and populations for which the product may be marketed or to the conditions of approval, including significant safety warnings, including boxed warnings, contraindications, and precautions that are not desirable for successful commercialization and any requirement to implement a REMS that render the approved product not commercially viable or other post-market requirements or restrictions. Moreover, the FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may withdraw approval, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product's indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

        We and any of our collaborators, including our contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes. Application fees may apply to certain changes.

        In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various results, including:

  •
  restrictions on manufacturing or distribution, or marketing of such products;

  •
  restrictions on the labeling, including required additional warnings, such as black box warnings, contraindications, precautions, and restrictions on the approved indication or use;

  •
  modifications to promotional pieces;

  •
  requirements to conduct post-marketing studies or clinical trials;

  •
  clinical holds or termination of clinical trials;

  •
  requirements to establish or modify a REMS or a comparable foreign authority may require that we establish or modify a similar strategy, that may, for instance, require us to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients, or restrict distribution of the product, if and when approved, and impose burdensome implementation requirements on us;

  •
  changes to the way the biologic is administered;

  •
  liability for harm caused to patients or subjects;

  •
  reputational harm;

  •
  the product becoming less competitive;

  •
  warning, untitled, or cyber letters;

  •
  suspension of marketing or withdrawal of the products from the market;

  •
  regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the biologic;

  •
  refusal to approve pending applications or supplements to approved applications that we submit;

  •
  recalls of products;

  •
  fines, restitution or disgorgement of profits or revenues;

  •
  suspension or withdrawal of marketing approvals;

  •
  refusal to permit the import or export of our products;

  •
  product seizure or detention;

  •
  FDA debarment, debarment from government contracts, and refusal of future orders under existing contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

  •
  injunctions or the imposition of civil or criminal penalties, including imprisonment.

        Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our stock price and could significantly harm our business, financial condition, results of operations, and prospects.

Laws, regulatory policies, and medical practices could change in ways that are not favorable to us.

        The FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates, that could limit the marketability of our product candidates, or that could impose additional regulatory obligations on us if our product candidates are approved. Changes in medical practice and standard of care may also impact the marketability of our product candidates. For instance, because we are currently planning to develop our product candidates for use with other cancer therapies, should there be a change to the regulatory status of the other therapy or should the standard of care change, the marketability of our product candidates would be impacted.

        If we are slow or unable to adapt to changes in existing requirements, standards of care, or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action.

        Should any of the above actions take place, they could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Risks Related to the Development and Commercialization of Our Product Candidates

The therapeutic safety and efficacy of DKN-01 and TRX518 is unproven, and we may not be able to successfully develop and commercialize DKN-01 or TRX518.

        DKN-01 and TRX518 are novel monoclonal antibodies and their potential benefit as a therapeutic cancer drug is unproven. Our ability to generate revenues from the sales of our products, which we do not expect will occur in the short term, if ever, will depend on successful development and commercialization after approval, if achieved, which is subject to many potential risks. DKN-01 or TRX518 may interact with human biological systems in unforeseen, ineffective or harmful ways. If either DKN-01 or TRX518 is associated with undesirable side effects or has characteristics that are unexpected, we may need to abandon its development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to be ineffective in later stage studies or cause side effects that prevented further development of the compound. As a result of these and other risks described herein that are inherent in the development of novel therapeutic agents, we may never successfully develop, enter into or maintain third party licensing or collaboration transactions with respect to, or successfully commercialize DKN-01 or TRX518, in which case we will not achieve profitability and the value of our stock may decline.

The results of pre-clinical studies or early clinical trials are not necessarily predictive of future results, and DKN-01 or TRX518 may not have favorable results in later clinical trials or receive regulatory approval.

        Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of DKN-01 or TRX518. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than we have, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier preclinical and clinical trials for DKN-01 and TRX518, we do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market DKN-01 or TRX518 in any particular jurisdiction. If our clinical trials do not produce favorable results, our ability to achieve regulatory approval for DKN-01 or TRX518 will be adversely impacted and the value of our stock may decline.

Our future success is dependent primarily on the regulatory approval and commercialization of DKN-01 and TRX518, which are currently undergoing early stage clinical trials.

        We do not have any products that have gained regulatory approval. Currently, our only clinical-stage product candidates are DKN-01 and TRX518. As a result, our business is substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize DKN-01 or TRX518 or other products in a timely manner. We cannot commercialize these products in the U.S. without first obtaining regulatory approval from the FDA; similarly, we cannot commercialize these products outside of the U.S. without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of these products for a target indication, we must demonstrate with substantial evidence gathered in pre-clinical studies and well-controlled clinical trials, that these products are safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. Even if these products were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other product candidate that we may discover, in-license, develop or acquire in the future. Furthermore, even if we obtain regulatory approval for our products, we will still need to develop a commercial organization or strategy, establish commercially viable pricing and obtain approval for adequate reimbursement from third-party and government payors. If we are unable to successfully commercialize our products, we may not be able to earn sufficient revenues to continue our business.

Our commercial success depends upon attaining significant market acceptance of DKN-01 or TRX518, if approved, among physicians, patients, healthcare payors and the major operators of cancer clinics.

        Even if we obtain regulatory approval for DKN-01 or TRX518, DKN-01 or TRX518 may not gain market acceptance among physicians, healthcare payors, patients or the medical community. Market acceptance of DKN-01 or TXR518, if we receive approval, depends on a number of factors, including the:

  •
  efficacy and safety of DKN-01 or TRX518 each as demonstrated in clinical trials and post-marketing experience;

  •
  clinical indications for which DKN-01 or TRX518 is approved;

  •
  acceptance by physicians, major operators of cancer clinics and patients of DKN-01 or TRX518 as a safe and effective treatment;

  •
  potential and perceived advantages of DKN-01 or TRX518 over alternative treatments;

  •
  product labeling or product insert requirements of the FDA or other regulatory authorities;

  •
  timing of market introduction of DKN-01 or TRX518 as well as competitive products;

  •
  cost of treatment in relation to alternative treatments;

  •
  availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

  •
  relative convenience and ease of administration; and

  •
  effectiveness of our sales and marketing efforts.

        Moreover, if DKN-01 or TRX518 is approved but fails to achieve market acceptance among physicians, patients, or healthcare payors, we may not be able to generate significant revenues, which would compromise our ability to become profitable.

If we are unable to establish effective marketing and sales, capabilities or enter into agreements with third parties to market and sell our product candidates, if they are approved, we may be unable to generate product revenues.

        We currently do not have a commercial infrastructure for the marketing, sale, and distribution of pharmaceutical products. If approved, in order to commercialize our products, we must build our marketing, sales, and distribution capabilities or make arrangements with third parties to perform these services. We may not be successful in doing so. Should we decide to develop our own marketing capabilities, we will incur substantial expenses prior to product launch or even approval in order to recruit a sales force and develop a marketing and sales infrastructure. If a commercial launch is delayed as a result of FDA requirements or other reasons, we would incur these expenses prior to being able to realize any revenue from sales of our product candidates. Even if we are able to effectively hire a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing our current or future product candidates.

        We have no prior experience in the marketing, sale, and distribution of pharmaceutical products, and there are significant risks involved in the building and managing of a commercial infrastructure. The establishment and development of commercial capabilities, including compliance plans, to market any products we may develop will be expensive and time consuming and could delay any product launch, and we may not be able to successfully develop this capability. We, or our future collaborators, will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, manage, and retain marketing and sales personnel.

        We may also or alternatively decide to collaborate with a third-party marketing and sales organization to commercialize any approved product candidates, in which event, our ability to generate product revenue may be reduced. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we may receive less revenue than if we commercialized these products ourselves. In addition, we would have less control over the sales efforts of any other third parties involved in our commercialization efforts, and could be held liable if they failed to comply with applicable legal or regulatory requirements.

Even if we are able to commercialize DKN-01 or TRX518, DKN-01 or TRX518 may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

        Our ability to commercialize DKN-01 or TRX518 successfully will depend, in part, on the extent to which coverage and adequate reimbursement for DKN-01 or TRX518 and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. We cannot be sure that coverage and adequate reimbursement will be available for DKN-01 or TRX518 and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, DKN-01 or TRX518, if we obtain marketing approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize DKN-01 or TRX518, if we obtain marketing approval.

        There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully than, we do.

        The development and commercialization of new drug products is highly competitive, especially in the oncology space in which we operate. We face competition with respect to DKN-01 and TRX518, and will face competition with respect to any other product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of cancer. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach for DKN-01 or TRX518, and others are based on entirely different approaches. For example, there are several companies developing product candidates that target the same cancer pathways that we are targeting or that are testing product candidates in the same cancer indications that we are testing. For example, Novartis AG, or Novartis, Merck & Co., or Merck, and Pfizer, Inc. are all currently developing or have previously been developing anti-DKK1 monoclonal antibodies. Additionally, Merck, Novartis, Bristol-Myers Squibb Company, AstraZeneca PLC and Agenus Inc., in partnership with Incyte Corporation, are developing a GITR agonist monoclonal antibody.

        More established companies may have a competitive advantage over us due to their greater size, cash flows and institutional experience. Compared to us, many of our competitors may have significantly greater financial, technical and human resources. As a result of these factors, our competitors may obtain regulatory approval of their products before we are able to, which may limit our ability to develop or commercialize DKN-01 or TRX518. Our competitors may also develop drugs that are safer, more effective, more widely used and cheaper than ours, and may also be more successful than us in manufacturing and marketing their products. These appreciable advantages could render DKN-01 or TRX518 non-competitive before we can recover the expenses of development and commercialization.

Our product candidates may face biosimilar competition sooner than anticipated.

        The enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Affordable Care Act, or ACA, created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA.

        We believe our product candidates approved as a biological product under a BLA, should qualify for the BPCIA's 12-year period of exclusivity. However, this period of regulatory exclusivity does not apply to companies pursuing regulatory approval via their own traditional BLA, rather than via the abbreviated pathway. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

        The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products. Future proposed budgets, international trade agreements and other arrangements or proposals may also affect periods of exclusivity in the future.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for our current or future product candidates and may have to limit their commercialization.

        The use of our current or future product candidates in clinical trials, and the sale of any of our product candidates for which we obtain regulatory approval, exposes us to the risk of product liability claims. We face inherent risk of product liability related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any product candidates that we may develop. Product liability claims might be brought against us by consumers, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources.

        While we currently carry insurance that we believe is appropriate for a company at our stage of development, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on therapeutics that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business and our prospects.

Laws and regulations governing international operations may preclude us from developing, manufacturing and selling product candidates outside of the U.S. and require us to develop and implement costly compliance programs.

        As we seek to expand our operations outside of the U.S., we must comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

        The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring such companies to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice, or DOJ. The Securities and Exchange Commission, or the Commission, is involved with enforcement of the books and records provisions of the FCPA.

        Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

        Various laws, regulations and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expanding presence outside of the U.S. will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling DKN-01 or TRX518 outside of the U.S., which could increase our development costs and limit our growth potential.

        The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices, which would have a negative impact on our business and harm our reputation and ability to procure government contracts. The Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our operations (including our marketing, promotion, educational programs, pricing, and relationships with healthcare providers or other entities, among other things) and expose us to areas of risk include the following: (i) the federal healthcare Anti-Kickback Statute; (ii) federal civil and criminal false claims laws and civil monetary penalty laws; (iii) the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA; (iv) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH; (v) the federal physician sunshine requirements under the Affordable Care Act; and (vi) analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws and state and foreign laws governing the privacy and security of health information in specified circumstances.

        Efforts to ensure that our business arrangements with third parties are compliant with applicable healthcare laws and regulations will involve the expenditure of appropriate, and possibly significant, resources. Nonetheless, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

        As of October 31, 2016, we had 16 full-time and part-time employees, of whom four hold Ph.D. degrees and one holds an M.D. degree. We will need additional managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including:

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  identifying, recruiting, maintaining, motivating and integrating additional employees;

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  improving our managerial, development, operational and finance systems; and

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  expanding our facilities.

        Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business. As our operations expand, we will also need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to develop and commercialize DKN-01 or TRX518, if approved, and to compete effectively will depend, in part, on our ability to manage future growth effectively. Our failure to accomplish any of these tasks could prevent us from successfully growing our company.

We may acquire other assets, form collaborations or make investments in other companies or technologies, that could harm our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

        As part of our business strategy, we may pursue acquisitions of assets, including pre-clinical or clinical stage product candidates, or enter into strategic alliances and collaborations to expand our existing programs and operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We may not be able to find suitable acquisition candidates, and if we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, and require management resources that would otherwise focus on developing our existing business. We may not be able to find suitable strategic alliance or collaboration partners or identify other investment opportunities, and we may experience losses related to any such investments.

        To finance any acquisitions or collaborations, we may choose to issue debt or shares of our common stock as consideration. Any such issuance of shares would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Risks Related to Our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct, supervise, and monitor our preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with regulatory requirements.

        We rely on third-party contract research organizations, or CROs, to conduct, supervise, and monitor our preclinical and clinical trials for our product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct our preclinical studies and clinical trials. While we have agreements governing their activities, we have limited influence over their actual performance and control only certain aspects of their activities. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines could substantially harm our business, because we may be delayed in completing or unable to complete the clinical trials required to support future approval of our product candidates, or we may not obtain marketing approval for or commercialize our product candidates in a timely manner or at all. Moreover, these agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, then that could delay our product development activities and adversely affect our business.

        Our reliance on these third parties for development activities reduces our control over these activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial and for ensuring that our preclinical trials are conducted in accordance with GLPs, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with standards, commonly referred to as GCPs, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical investigators, and trial sites. If we or any of our CROs fail to comply with applicable GCPs or other regulatory requirements, we or our CROs may be subject to enforcement or other legal actions, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials.

        In addition, we will be required to report certain financial interests of our third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators who may have conflicts of interest.

        We cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product candidates that were produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We also are required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in enforcement actions and adverse publicity.

        Our CROs may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting clinical trials or other therapeutic development activities that could harm our competitive position. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, non-clinical, and preclinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our trials may be repeated, extended, delayed, or terminated and we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates, or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business may be materially and adversely affected.

        If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects, and results of operations.

If the contract manufacturers upon whom we rely fail to produce our product candidates or components in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to biopharmaceutical manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, our product candidates and may lose potential revenues.

        We do not manufacture any of our product candidates, and we do not currently plan to develop any capacity to do so. We utilize third-party contract manufacturing organizations, or CMOs, to manufacture the clinical trial material of DKN-01 and TRX518 and expect to do so for commercial products, if approved. We do not have any long-term commitments from our CMOs for clinical trial material or guaranteed prices for our product candidates. Any delays in obtaining adequate supplies with respect to our product candidates will delay the development or commercialization of our product candidates.

        Our product candidates compete with other products and product candidates for access to contract manufacturing facilities. There are a limited number of CMOs that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If our existing CMOs, or any new third party CMOs that we engage in the future to manufacture our product candidates for our clinical trials, should cease to continue to do so for any reason, we likely would experience delays in obtaining sufficient quantities of our product candidates for us to advance our clinical trials while we identify and qualify replacement suppliers. Further, even if we do establish such collaborations or arrangements, our CMOs may breach, terminate, or not renew these agreements. We may not succeed in our efforts to establish sufficient manufacturing relationships or other alternative arrangements to meet our needs for any of our existing or future product candidates. If for any reason we are unable to obtain adequate supplies of our product candidates, it will be more difficult for us to conduct clinical trials, develop our product candidates and operate our business.

        Any problems or delays we experience in preparing for commercial-scale manufacturing of a product candidate or component may result in a delay in FDA approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost, which could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and could adversely affect our business. Furthermore, if our commercial CMOs fail to deliver the required commercial quantities of our product candidates on a timely basis and at commercially reasonable prices, we would likely be unable to meet demand for our products and we would lose potential revenues.

        The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of therapeutics often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, and compliance with strictly enforced federal, state, and foreign regulations. Our CMOs may not perform as agreed or may have a failure of a manufacturing campaign. Any changes or deviations in a manufacturing process may result in the failure of the product to meet the specifications. If our CMOs were to encounter any of these difficulties, our ability to provide product candidates to patients in our clinical trials and for commercial use, if approved, would be jeopardized. Reliance on third-party CMOs entails exposure to risks to which we would not be subject if we manufactured the product candidate ourselves, including:

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  inability to negotiate manufacturing agreements with CMOs under commercially reasonable terms;

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  reduced day-to-day control over the manufacturing process for our product candidates as a result of using third-party CMOs for all aspects of manufacturing activities;

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  reduced control over the protection of our trade secrets and know-how from misappropriation or inadvertent disclosure;

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  termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our product candidates; and

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  disruptions to the operations of our third-party CMOs caused by conditions unrelated to our business or operations, including the bankruptcy of the CMO.

        In addition, all CMOs of our product candidates and therapeutic substances must comply with cGMP requirements enforced by the FDA that are applicable to both finished product and their active components used both for clinical and commercial supply, through its facilities inspection program. Our CMOs must be approved by the FDA pursuant to inspections that will be conducted after we submit our marketing applications to the agency. Our CMOs will also be subject to continuing FDA and other regulatory authority inspections should we receive marketing approval. Further, we, in cooperation with our CMOs, must supply all necessary chemistry, manufacturing, and control documentation in support of a BLA on a timely basis. The cGMP requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our product candidates and therapeutic substances may be unable to comply with our specifications, these cGMP requirements and with other FDA, state, and foreign regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of product candidates that may not be detectable in final product testing. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. Any such deviations may also require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

        While we are ultimately responsible for the manufacture of our product candidates and therapeutic substances, other than through our contractual arrangements, we have little control over our CMOs' compliance with these regulations and standards. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. A failure to comply with these requirements may result in regulatory enforcement actions against our CMOs or us, including fines and civil and criminal penalties, including imprisonment, suspension or restrictions of production, suspension, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical studies, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act, corporate integrity agreements, consent decrees, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our CMOs' failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

        Any failure or refusal to supply sufficient quantities of our product candidates would delay, prevent or impair our clinical development or commercialization efforts. Any change in our CMO could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

There are significant requirements prior to receiving FDA approval for the transfer of manufacturing process for a therapeutic antibody product to a new manufacturing facility.

        We also rely on third parties to store and distribute our product candidates for the clinical trials that we conduct. Any performance failure on the part of our distributors could delay clinical development of our product candidates, producing additional losses.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

        For our current or future product candidates, we may in the future determine to collaborate with other pharmaceutical and biotechnology companies for their development and potential commercialization. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Our future collaboration arrangements, if any, may not be successful, and the success of them will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaboration arrangements. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. We may not identify or complete any collaboration in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows.

Risks Related to Legal and Compliance Matters

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health and other information privacy and security laws, we could face substantial penalties and our business, financial condition, results of operations, and prospects could be adversely affected.

        As a biopharmaceutical company, we are subject to many federal and state healthcare laws, including those described in the Government Regulation and Product Approval section of this prospectus, such as the federal Anti-Kickback Statute, the federal civil and criminal False Claims Act, the civil monetary penalties statute, the Medicaid Drug Rebate statute and other price reporting requirements, the Veterans Health Care Act of 1992, the federal Health Insurance Portability and Accountability Act of 1996 (as amended by the Health Information Technology for Economics and Clinical Health Act), the Foreign Corrupt Practices Act of 1977, the Patient Protection and Affordable Care Act of 2010, and similar state laws. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws, and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. We would be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business.

        If we or our operations are found to be in violation of any federal or state healthcare law, or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, debarment from government contracts, and refusal of orders under existing contracts, exclusion from participation in U.S. federal or state health care programs, corporate integrity agreements, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including but not limited to, exclusions from participation in government healthcare programs, which could also materially affect our business.

        Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security, and fraud laws may prove costly. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

We are subject to new legislation, regulatory proposals and healthcare payor initiatives that may increase our costs of compliance, and adversely affect our ability to market our products, obtain collaborators, and raise capital.

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of our collaborators, to profitably sell any products for which we obtain marketing approval. We believe that there is the possibility that healthcare and pricing reform measures may be adopted in the future that may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or our collaborators, may receive for any approved products. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

        Legislative and regulatory proposals may also be made to expand post-approval requirements and restrict sales and promotional activities. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

        In addition, there have been a number of other legislative and regulatory proposals aimed at changing the biopharmaceutical industry. For instance, the Drug Quality and Security Act imposes obligations on manufacturers of biopharmaceutical products related to product tracking and tracing. Among the requirements of this legislation, manufacturers are required to provide certain information regarding the product to individuals and entities to which product ownership is transferred, will be required to label products with a product identifier, and are required keep certain records regarding the product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers are also be required to verify that purchasers of the manufacturers' products are appropriately licensed. Further, manufactures have product investigation, quarantine, disposition, and FDA and trading partner notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences of death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

        As a result of these and other new legislative and regulatory proposals, we may determine to change our current manner of operation, provide additional benefits or change our contract arrangements, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our employees, independent contractors, consultants, commercial partners, principal investigators, CMOs or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

        We are exposed to the risk of fraud or other misconduct. Misconduct by employees, independent contractors, consultants, commercial partners, principal investigators, or CROs could include intentional, reckless, negligent, or unintentional failures to comply with FDA regulations, comply with applicable fraud and abuse laws, provide accurate information to the FDA, report financial information or data accurately or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter this type of misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, and results of operations, including the imposition of significant fines or other sanctions.

Our business and operations would suffer in the event of system failures.

        Computer systems, ours and those of our CROs, CMOs and other contractors, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any of our product candidates could be delayed.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

        Our commercial success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in the U.S. and other countries with respect to our proprietary technology and products. We rely on patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the U.S. and abroad related to our novel technologies and products that are important to our business.

        The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain. The steps we or our licensor have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the U.S. Further, the examination process may require us or our licensor to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The rights already granted under any of our currently issued patents or those licensed to us and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we or our licensor are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected. It is also possible that we or our licensor will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

        With respect to patent rights, we do not know whether any of the pending patent applications for any of our compounds will result in the issuance of patents that protect our technology or products, or if any of our or our licensor's issued patents will effectively prevent others from commercializing competitive technologies and products. Patents in the field of therapeutic monoclonal antibodies are frequently limited in scope based on the sequence of amino acids that form the antibody. A portion of our intellectual property portfolio is limited by the amino acid sequence of our product candidates. Other competing companies may have therapeutic antibodies to the same target as our product candidates that have a different amino acid sequence and as a result may not be determined to infringe on patents which are limited by amino acid sequence. Even for those patent applications which are defined by the target of a therapeutic antibody and not limited by an amino acid sequence, we cannot be certain that other companies with antibodies to these targets have not reported unanticipated findings or can otherwise avoid or overcome the claims in our intellectual property.

        Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we own or have licensed from third parties may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Protecting against the unauthorized use of our or our licensors' patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

Our granted European patent for TRX518 and its uses, which is of significant value to us, was challenged in European Patent Office Opposition proceedings, and a successful challenge could limit our future revenues.

        A patent covering TRX518 and its uses was granted to us by the European Patent Office. Three oppositions to this patent were filed by at least two major pharmaceutical companies, among others. Opposition proceedings took place earlier this year and the Opposition Division of the European Patent Office that heard the case issued an interlocutory decision indicating that our patent should be maintained with modified claims that are narrower than the claims as originally granted. Nonetheless, we believe that the claims deemed allowable by the Opposition Division still sufficiently cover TRX518 and its uses. Nonetheless, we have filed an appeal of the decision of the Opposition Division seeking to obtain broader claims that more closely reflect the claims as granted in the patent. We cannot assure you that our appeal will have any success. Should the decision of the Opposition Division stand in whole or in part, our ability to prevent competition in Europe or to license our intellectual property may be more limited or of lower value than under the broader claims we were originally granted, which could have an adverse effect on our business, financial condition and results of operations. In addition, the cost of the opposition appeal and any further proceedings could be material.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

        Our commercial success depends upon our ability to develop, manufacture, market and sell DKN-01 or TRX518. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to DKN-01 or TRX518, including interference or derivation proceedings before the U.S. Patent and Trademark Office, or USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue commercializing DKN-01 or TRX518. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing DKN-01 or TRX518. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing DKN-01 or TRX518 or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

        While DKN-01 and TRX518 is in pre-clinical studies and clinical trials, we believe that the use of DKN-01 and TRX518 in these preclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the U.S., which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As DKN-01 or TRX518 progresses toward commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that DKN-01 and TRX518, the methods we employ to manufacture it, as well as the methods for its use we intend to promote, do not infringe other parties' patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on DKN-01 or TRX518 and any future product candidates throughout the world would be prohibitively expensive, and our or our licensor's intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we and our licensor may not be able to prevent third parties from practicing our and our licensor's inventions in all countries outside the U.S., or from selling or importing products made using our and our licensor's inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we or our licensor have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our or our licensor's patents or marketing of competing products in violation of our proprietary rights generally in those countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and our licensor's patents at risk of being invalidated or interpreted narrowly and our and our licensor's patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensor. We or our licensor may not prevail in any lawsuits that we or our licensor initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

        The laws of certain foreign countries may not protect our rights to the same extent as the laws of the U.S., and these foreign laws may also be subject to change. For example, methods of treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries, particularly developing countries. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensor's patents, requiring us or our licensor to engage in complex, lengthy and costly litigation or other proceedings. Generic drug or biosimilar manufacturers may develop, seek approval for, and launch generic or biosimilar versions of our products. Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties. In those countries, we and our licensor may have limited remedies if patents are infringed or if we or our licensor are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensor's efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensor fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

        Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us or our licensor to challenge the validity or scope of intellectual property rights we own or control. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

Risks Related to Our Being a Public Company

We are an "emerging growth company" and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, our stock price may be more volatile and it may be difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

        We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. We will remain an "emerging growth company" until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period and (d) the last day of our fiscal year containing the fifth anniversary of the date on which shares of our common stock become publicly traded in the U.S.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. Beginning with our second annual report following the date that the Registration Statement becomes effective, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

        Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the NASDAQ stock market, the Commission or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Upon consummation of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an "emerging growth company." We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the Commission and NASDAQ stock market. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives.

Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We estimate that we will incur approximately $1.0 to $1.5 million in incremental costs per year associated with being a publicly traded company, although it is possible that our actual incremental costs will be higher than we currently estimate. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Risks Related to our Common Stock

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After the merger, holders of an aggregate of 6,007,947 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

        Following the consummation of the merger, if Leap's existing stockholders or holders of Macrocure ordinary shares receiving shares of Leap common stock in the merger sell substantial amounts of Leap common stock in the public market, or investors perceive that these sales could occur, the market price of Leap common stock could decrease significantly.

        We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with the exercise of stock options, warrants outstanding or granted in the future and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

        Pursuant to our equity incentive plans, our compensation committee is authorized to grant equity-based incentive awards to our directors, executive officers and other employees and service providers.

While no shares are currently available for future grant under our Amended and Restated 2012 Equity Incentive Plan, the number of shares of our common stock available for future grant under our 2016 Equity Incentive Plan will representing a number of shares of Leap common stock that, together with the out-of-the-money options outstanding at the effective time of the merger, represents 8% of Leap's fully diluted capitalization. Future equity incentive grants and issuances of common stock under our 2016 Equity Incentive Plan may have an adverse effect on the market price of our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our certificate of incorporation and bylaws, which we refer to as the New Leap Charter and New Leap Bylaws, which will become effective in connection with consummation of the merger, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These include provisions that will:

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  permit our board of directors to issue up to 10 million shares of preferred stock, with any rights, preferences and privileges as it may designate;

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  provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  establish a classified board of directors such that only one of three classes of directors is elected each year;

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  provide that directors can only be removed for cause;

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  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

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  require that the amendment of certain provisions of our certificate of incorporation relating to anti-takeover measures may only be approved by a vote of 66 2/3% (or, in certain limited circumstances, 75%) of our outstanding capital stock;

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  not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

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  provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons designated by a majority of the board of directors to call such meetings.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

INFORMATION ABOUT THE MACROCURE SHAREHOLDER MEETING

        In order for the merger to become effective, certain matters related to the merger must be approved by the shareholders of Macrocure at a general special meeting of Macrocure's shareholders.

        A copy of the Macrocure proxy statement that is being mailed to Macrocure's shareholders in connection with the merger has been filed as an exhibit to this Registration Statement of which this prospectus forms a part. Macrocure's shareholders are urged to read the Macrocure proxy statement in its entirety. The Macrocure proxy statement is first being mailed or delivered to Macrocure's shareholders, together with this prospectus, on or about November     , 2016.

The Macrocure Shareholder Meeting

        Pursuant to Section 320 of the Companies Law, Macrocure is convening a special meeting of its shareholders, or the Macrocure Shareholder Meeting, to consider and approve the merger. The Macrocure shareholders meeting will be held on            , December     , 2016 beginning at 3:00 p.m., Israel Time, at the offices of Macrocure's Israeli legal counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel 5250608.

        The Macrocure board has fixed the close of business on Friday, November 11, 2016, as the Macrocure record date for determination of Macrocure shareholders entitled to vote at the Macrocure Shareholder Meeting. Accordingly, only holders of record of shares of Macrocure ordinary shares at the close of business on November 11, 2016 will be entitled to vote at the Macrocure Shareholder Meeting. Each holder of record of Macrocure ordinary shares on the Macrocure record date is entitled to cast one vote per share, in person or by a properly executed proxy, at the Macrocure Shareholder Meeting. As of the Macrocure record date, there were 17,932,079 Macrocure ordinary shares outstanding and entitled to vote, which were held by 26 holders of record.

Voting at the Macrocure Shareholder Meeting

        The presence, in person or by proxy, of two or more shareholders possessing at least 25% of Macrocure's voting power will constitute a quorum at the Macrocure Shareholder Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Macrocure Shareholder Meeting, the meeting will be adjourned until the same day of the following week (            , December     , 2016) at the same time and place. At such adjourned meeting, the presence of any two shareholders in person or by proxy will constitute a quorum.

        Pursuant to the Macrocure Articles of Association and Section 320 of the Companies Law, the affirmative vote of the holders of a majority of the Macrocure ordinary shares present at the Macrocure Shareholder Meeting, voting together as a single class, is required to approve and adopt the merger proposal, excluding abstentions and broker non-votes and excluding any Macrocure ordinary shares that are held by Leap, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. Abstentions and broker non-votes will be considered present at the Macrocure Shareholder Meeting for the purpose of calculating a quorum.

        As discussed below in the section entitled "Other Related Agreements—Voting Agreements", certain holders of Macrocure ordinary shares have entered into voting agreements with Leap, dated as of August 29, 2016, and certain holders of Leap common stock have entered into Voting Agreements with Macrocure, dated as of August 29, 2016. Collectively, the Macrocure shareholders that have signed voting agreements hold a total of 9,574,834 shares (excluding additional shares issuable upon exercise of outstanding options and warrants), representing approximately 53.4% percent of the currently outstanding voting power of the Macrocure ordinary shares. Collectively, the Leap stockholders that have signed voting agreements hold 100% of the currently outstanding voting power of all Leap capital stock.

        The merger must be approved by shareholders holding a majority in voting power of Macrocure ordinary shares present (in person or by proxy) at the Macrocure Shareholder Meeting, excluding abstentions and broker non-votes and excluding any Macrocure ordinary shares that are held by Leap, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. Voting at the Macrocure Shareholder Meeting will be by ballot. Forms of proxies of holders of Macrocure ordinary shares for the Macrocure Shareholder Meeting must be returned prior to December     , 2016, at midnight E.T. Forms of proxies not so returned may be valid if handed to the chairman prior to the start of the Macrocure Shareholder Meeting, at the discretion of the chairman.

        Pursuant to Section 323 of the Companies Law, if the appropriate majority is obtained at the Macrocure Shareholder Meeting in favor of the merger, a minimum of 30 days must elapse from the date of the approval of the merger by the shareholders of Macrocure (and Merger Sub) before the merger can become effective.

        At the meeting, in addition to the merger, the merger agreement and related matters, shareholders of Macrocure will be asked to vote upon a number of compensation and other similar matters, the approval for which is required under Israeli law. These will be discussed in greater detail in the proxy statement to be sent to Macrocure shareholders by Macrocure.

        At the time of the Macrocure Shareholder Meeting, holders of Macrocure ordinary shares will not know the exact ownership percentage that they will be entitled to in the combined company.

Solicitation of Proxies

        This prospectus, the Macrocure proxy statement and its accompanying forms of proxy are being mailed by Macrocure to Macrocure shareholders in connection with the solicitation of proxies by Macrocure for the Macrocure shareholders meeting. The cost of soliciting proxies in the accompanying forms will be borne by Macrocure. Macrocure has not retained any independent soliciting agent. Proxies may be solicited in person or by telephone or telegram by the directors, executive officers and employees of Macrocure, who will not receive additional compensation for such activities.

        Upon request and in accordance with customary U.S. practice, brokers, nominees and other similar record holders will be requested to forward proxy solicitation material to beneficial owners and, upon request and in accordance with customary practice, will be reimbursed by Macrocure for their out-of-pocket expenses.

THE MERGER

        This section describes the merger and the other transactions contemplated by the merger agreement. The description in this section and elsewhere in this prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this prospectus. This summary does not purport to be complete and may not contain all of the information about the merger and the other transactions contemplated by the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Leap or Macrocure. Such information can be found elsewhere in this prospectus and in the public filings Macrocure makes with the Commission, as described in the section entitled "Where You Can Find More Information" beginning on Page 265 of this prospectus.

The Parties

  Macrocure Ltd.
  25 Hasivim Street
  Petach Tikva 4959383, Israel
  +972-54-565-6011

    Macrocure Ltd. was formed as a company in the State of Israel on January 14, 2008 and registered under No. 515506855 with the Israeli Registrar of Companies. Macrocure has operated since its inception as a biotechnology company focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs.

    Macrocure is subject to the provisions of the Companies Law. Macrocure's corporate headquarters are located at 25 Hasivim Street, Petach Tikva 4959383, Israel. Macrocure's telephone number is +972-54-565-6011 and its web site is located at www.macrocure.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this prospectus). Macrocure's U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

    In August 2014, Macrocure completed its initial public offering, and its ordinary shares began trading on The NASDAQ Global Market under the symbol "MCUR." Following the merger, Macrocure's ordinary shares will be delisted from the NASDAQ Global Market.

  Leap Therapeutics, Inc.
  47 Thorndike Street, Suite B1-1
  Cambridge, MA 02141
  617-714-0360

    Leap Therapeutics, Inc. was originally incorporated on January 3, 2011 as Dekkun Corporation, a Delaware corporation. Dekkun Corporation's name was changed to HealthCare Pharmaceuticals, Inc. in May 2014. On November 16, 2015, HealthCare Pharmaceuticals, Inc. changed its name to Leap Therapeutics, Inc.

    Leap is a biopharmaceutical company acquiring and developing novel therapeutics at the leading edge of cancer biology. Leap's approach is designed to target compelling tumor-promoting and immuno-oncology pathways to generate durable clinical benefit and enhanced outcomes for patients. Leap's programs are monoclonal antibodies that target key cellular pathways that enable cancer to grow and spread and specific mechanisms that activate the body's immune system to identify and attack cancer.

    The mailing address of Leap's principal executive office is 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141. Leap's telephone number is 617-714-0360. Leap's website address is www.leaptx.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this prospectus).

    Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap has submitted an application for such listing.

  M-CO Merger Sub Ltd.
  c/o Leap Therapeutics, Inc.
  47 Thorndike Street, Suite B1-1
  Cambridge, MA 02141
  617-714-0360

    M-CO Merger Sub Ltd. is a wholly owned subsidiary of Leap formed solely for the purpose of effectuating the merger described herein. Merger Sub was formed under the laws of the State of Israel and registered under No. 515506855 with the Israeli Registrar of Companies as a direct wholly owned subsidiary of Leap under the laws of Israel on August 15, 2016. Merger Sub owns no material assets and does not operate any business.

    The mailing address of Merger Sub's principal executive office is c/o Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141. Its telephone number is 617-714-0360.

    Upon consummation of the merger, Merger Sub will be merged with and into Macrocure and Macrocure will be the surviving corporation and be a wholly owned subsidiary of Leap. Merger Sub will then cease to exist.

General Information Concerning the Merger and Related Agreements

        Pursuant to the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into Macrocure, with Macrocure surviving the merger and becoming a wholly owned subsidiary of Leap.

  Background of the Merger

        Leap's board of directors and executive management regularly review Leap's operating and strategic plans, both near-term and long-term, as well as potential partnerships in an effort to enhance stockholder value. This review includes considering debt and/or equity financing, mergers and acquisitions, and other strategic transactions, and Leap has engaged in discussions with numerous potential strategic partners, lenders and investors, including then current investors in Leap and potential new investors.

        Following Macrocure's announcements on August 19 and October 27, 2015 regarding the disappointing results of its Phase III clinical studies for CureXcell, its main product, Macrocure's board of directors and senior management commenced a review of strategic alternatives for Macrocure, while continuing to focus on managing and conserving its existing cash through cost reduction and restructuring initiatives. As part of that review, Macrocure's senior management team and board of directors regularly considered and evaluated options for enhancing shareholder value. Recognizing that in light of the failure of the CureXcell clinical trials, enhancing shareholder value as a stand-alone entity would be extremely challenging and uncertain, Macrocure's board of directors therefore actively engaged in pursuing a suitable business combination transaction with the goal of enhancing shareholder value.

        Accordingly, during the fourth quarter of 2015 and first quarter of 2016 Macrocure conducted a number of discussions with several potential targets concerning an acquisition of, combination with, or investment in, another company or technology, which, upon consummation, would provide Macrocure with new, active operations. As part of this initiative, Macrocure also began working with Raymond James & Associates, Inc. ("Raymond James") as its primary (non-exclusive) financial advisor to assist Macrocure in identifying potential targets. Over the course of this process, Macrocure, together with its financial advisors, contacted a total of 31 potential target companies for a proposed merger or acquisition, which were identified based on certain key characteristics that Macrocure sought in a target company: (i) favorable technology in an investment-attractive space; (ii) management with strong records in initial public offerings and merger transactions; (iii) investors and/or strategic partners that have the experience and capability of developing products and bringing them to market; and (iv) the potential for achieving a significant return on investment for Macrocure's shareholders over the next two to three years based on multiple inflection points. In general, the potential target companies were private companies at various stages of clinical development that operate in the medical device, pharma or biotechnology industries (similar to the industry in which Macrocure had operated), and possessed technology that was seen as compatible with the expertise that Macrocure had developed over the course of its operations as a biotechnology company.

        The following chronology sets forth a summary of the material events leading up to the execution of the merger agreement. In addition, throughout the chronology of developments described below, prior to and in between Macrocure's formal board meetings, the Chairman of the Board, Mr. Tomer Kariv, and the chief executive officer, Mr. Nissim Mashiach, updated Macrocure's directors on a frequent basis as to the nature and extent of such developments. During this time, Messrs. Mashiach and Kariv also continued to engage from time to time in preliminary discussions with third parties concerning potential transactions, although, ultimately, no such discussions advanced beyond preliminary stages. No alternative transaction was identified that was felt by Macrocure, based on the criteria identified above, to be as attractive to Macrocure and its shareholders as the proposed transaction with Leap.

        On or about February 2, 2016, Leap was contacted by Stuart Barich of Raymond James regarding Leap's possible interest in a combination of Leap and Macrocure. Promptly after that, on February 3, 2016, Leap's Chief Executive Officer, Christopher Mirabelli, and Chief Financial Officer, Douglas Onsi, held a conference call with Messrs. Mashiach and Kariv of Macrocure, and with Mr. Barich to introduce the two companies to each other and to provide overviews of their respective businesses.

        On February 5, 2016, Leap and Macrocure signed a customary confidentiality agreement to allow for further discussions of their businesses and the potential for a transaction. Following the signing of the confidentiality agreement, Leap provided Macrocure with access to Leap's electronic data room for due diligence purposes.

        On February 9, 2016, Mr. Mashiach reported to Macrocure's board of directors his receipt of an indication from Leap of its interest in exploring a possible transaction with Macrocure. On February 12, 2016, Leap held a telephonic meeting of its board of directors in which Leap's management described potential financing alternatives and the potential Macrocure combination. The board of directors authorized the Leap management to continue discussions regarding potential terms. On February 24, 2016, Leap's Chief Operating Officer, Augustine Lawlor, and Mr. Onsi met with Mr. Kariv, Mr. Mashiach and Mr. Barich at Raymond James' office in New York City to provide additional information about the companies and discuss potential terms.

        Throughout the next four weeks, Dr. Mirabelli, Mr. Lawlor and Mr. Onsi continued discussions with Macrocure and provided information to support the diligence and review process being undertaken by Macrocure's management.

        On March 7, 2016, Mr. Mashiach and Mr. Onsi had a phone conversation during which they discussed Macrocure's strategic process and an upcoming meeting of the Macrocure board of directors. Mr. Mashiach and Mr. Onsi discussed potential elements of a transaction. Mr. Onsi indicated that Leap would be willing to have Macrocure designate one or two members of a seven person Board of Directors. Mr. Mashiach requested two designees to ensure that the post-merger company remain on track to meet milestones over the next two years. Mr. Mashiach described Macrocure's need to conduct further due diligence, including in-person meetings with Dr. Mirabelli and the Leap development team, review of hiring needs and a review of the Leap team's management and development track record. Mr. Mashiach indicated that he would be presenting several options to the Macrocure board of directors.

        At a meeting held on March 15, 2016, the Macrocure board of directors considered the indication of potential interest from Leap, as well as an indication of potential interest from another private company which was a clinical-stage biopharmaceutical company focused on biotherapeutics, and, thereafter, the Macrocure board of directors authorized Macrocure's moving forward with preliminary diligence and an effort to structure and negotiate the terms of a potential transaction with Leap for further consideration by the board, following which Mr. Mashiach informed Leap of such authorization. While Macrocure had additional discussions, from time to time, with the other private company, such discussions did not progress further. Ultimately, the Macrocure board of directors' decision to proceed with Leap was based on the board's belief that, given the results to date of the respective clinical trials being undertaken by the two companies, Leap was better positioned to realize value for the Macrocure shareholders, as well as the fact that, during the course of discussions, Leap was willing to attribute greater value to Macrocure.

        Following such meeting, on March 17, 2016, Mr. Mashiach had a telephone call with Mr. Onsi and Mr. Lawlor in which he communicated Macrocure's interest in a potential transaction and legal, financial and diligence terms for consideration. Mr. Mashiach communicated Macrocure's perspective of a $100.0 million valuation for Leap together with a $35.0 million valuation for Macrocure (inclusive of cash), the importance of exclusive discussions, tax considerations and required due diligence. Mr. Mashiach also described Macrocure's objectives for Leap management retention and personal equity ownership, and the expectation that two Macrocure-designees be added, at closing, to the Leap board of directors and that the Macrocure designees would have input regarding any interested party financings post-closing.

        On March 22, 2016, Macrocure formally engaged Raymond James as its financial advisor, based on Raymond James' qualifications, expertise and reputation in the capital markets, to continue to support its efforts in pursuing a transaction with Leap and to provide an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by Macrocure's shareholders in the potential transaction.

        On March 24, 2016, Dr. Mirabelli, Mr. Lawlor and Mr. Onsi from Leap and Mr. Mashiach from Macrocure had a call with the legal teams of both companies, consisting of representatives of Morgan Lewis & Bockius LLP ("Morgan Lewis") for Leap and representatives of Meitar Liquornik Geva Leshem Tal ("Meitar") and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") for Macrocure. The major topic of the call was to discuss the tax consequences of the merger and the designation of the ultimate parent entity for the combined company.

        On March 28, 2016, Macrocure provided Leap with an initial draft term sheet and with a draft exclusivity letter. On April 1, 2016, Leap responded to Macrocure's term sheet draft with comments.

        On April 2, 2016, Mr. Mashiach informed Mr. Onsi via email that there were substantial open issues raised in the exchange of term sheets that would need to be discussed.

        On April 4, 2016, Mr. Onsi and Mr. Mashiach had a telephone call to identify the open issues to be addressed, including the treatment of Leap's bridge loans, equity investments, stock option pool, escrow and indemnification, duration of exclusivity and tax issues.

        On April 6, 2016, Mr. Kariv, Mr. Mashiach and Dr. William Li, consultant to Macrocure, held an in-person due diligence meeting with members of the Leap management and operations team, including Dr. Mirabelli, Mr. Lawlor and Mr. Onsi.

        On April 12, 2016, Macrocure provided Leap with a revised term sheet and a draft exclusivity agreement.

        On May 2, 2016 and May 4, 2016, Mr. Mashiach held telephone calls with Mr. Onsi in which he communicated a proposed change in the economic split to 60% Leap and 40% Macrocure (or 34.3% on a fully diluted basis, after giving effect to a $10.0 million equity investment to be made immediately prior to the closing by existing Leap shareholders and the establishment of an employee stock option pool at closing), from approximately 75%/25% (or 21.6% on a fully diluted basis for the Macrocure equityholders). Mr. Mashiach also suggested that there should be no adjustment to the equity split for any financing provided to Leap by the Leap shareholders between signing and closing; that the $10.0 million investment by entities affiliated with HealthCare Ventures should be at an assumed $100.0 million pre-money violation (rather than a pre-money valuation of $135.0 million); and that the minimum Macrocure net cash requirement at closing should be set at $22.0 million, with no adjustment if Macrocure has a net cash level at closing of at least $22.0 million. The new proposal also contemplated a 6% post-closing employee stock incentive plan, similar to the original proposal. A term sheet documenting this proposal was, thereafter, circulated between the parties.

        On May 9, 2016, Mr. Lawlor and Mr. Kariv held a call in which they discussed two counterproposals from Leap to bridge the valuation gap through a distribution of royalty rights to the current Leap stockholders on the current Leap products and to allow a Macrocure nominee to be on the combined company's future pricing committee. The valuation gap remained open pending further discussions of the parties on May 19, 2016, as described below.

        During the course of ongoing discussions among the respective counsel, the parties also agreed upon a structure for the transaction pursuant to which Macrocure would merge with a subsidiary of Leap and become a wholly owned subsidiary of Leap, given, among other things, that the parties desired a U.S. parent company and Leap would be the principal operating company post-closing. Counsel for Macrocure also agreed to drop Macrocure's prior request for post-closing indemnification for breaches of representations and warranties.

        On May 17, 2016, Dr. Mirabelli and Mr. Onsi updated Leap's board of directors at a meeting regarding the proposed business combination of Leap and Macrocure and the proposed term sheet. Leap's board of directors provided those members of Leap's management with guidance as to acceptable terms to resolve the outstanding issues.

        On May 19, 2016, Mr. Kariv, Mr. Mashiach, Mr. Lawlor and Mr. Onsi held a conference call in which they agreed upon the outstanding economic issues on the proposed term sheet, bridging the divide between the parties by establishing a royalty right for Leap shareholders, increasing Macrocure's share of the post-closing outstanding equity and agreeing upon the size of a stock option pool for employees to be in place post-closing of the merger, and lastly by agreeing upon the treatment of stock options to be granted to key executives. Mr. Mashiach thereafter provided to Leap a revised term sheet, dated as of May 21, 2016.

        As reflected in the revised term sheet, the respective principals had agreed to an equity split of 65%/35% (or approximately 29.2% for the Macrocure equityholders on a fully diluted basis), with the Leap equityholders receiving, immediately prior to closing, a royalty right entitling them to 2% and 5% of future net sales of DKN-01 and TRX518, respectively. In addition, it was made a condition to closing that (i) Leap would pay its payables pre-closing in the ordinary course and not have, at the time of the closing, outstanding payables in excess of $1.0 million or any debt for borrowed money, and (ii) a $10.0 million equity investment shall be made immediately prior to the closing by existing Leap shareholders. Lastly, the parties agreed to a post-closing equity pool for employees of 8%, which would not include any awards to be granted by Leap to its key managers pre-closing from an existing option plan.

        Following that call, the parties proceeded to finalize a revised non-binding written proposal for the merger. On May 31, 2016, Mr. Mashiach on behalf of Macrocure's management reported to the Macrocure board of directors on the diligence undertaken to date and the Macrocure board of directors authorized management to execute the non-binding term sheet and the exclusivity agreement. Following the Macrocure board meeting, on June 1, 2016, Mr. Mashiach and Mr. Mirabelli executed the final version of the non-binding written proposal for the merger and each undertook on behalf of their respective companies to proceed to the negotiation of a definitive merger agreement and ancillary documents on the basis of the terms of such non-binding written proposal.

        Commencing with the execution of the non-binding written proposal for the merger, the parties began, in parallel, to conduct further due diligence, including a business presentation by Leap on June 6, 2016, and to negotiate the terms of the definitive agreements for the transaction. Morgan Lewis, U.S. counsel to Leap, Yigal Arnon & Co., Israeli counsel to Leap, Skadden, US counsel to Macrocure, and Meitar, Israeli counsel to Macrocure, continued to negotiate the terms of the merger agreement in person, telephonically and via the exchange of drafts. There were frequent meetings, teleconferences, exchanges of information and negotiations as the parties sought to reach mutually agreeable terms.

        The extensive negotiations focused upon the merger agreement, voting agreements for Macrocure's and Leap's respective major shareholders, the royalty agreement and other ancillary documents. Some of the key issues discussed included, but were not limited to, the terms of the royalty right to be granted to the Leap stockholders, the wording for the defined term "Material Adverse Effect," the scope of the interim operating covenants, the size of the various termination fees which may be payable by Macrocure under certain circumstances, the respective rights of the parties to terminate following the "End Date," the scope of any obligations under the Macrocure voting agreements following termination of the merger agreement, and Macrocure's governance rights post-closing.

        In particular, as part of the negotiations, counsel for Leap and Macrocure discussed, among other things, the setting of an appropriate end date after which the parties may terminate the merger agreement, with the parties ultimately agreeing on a January 31, 2017 date, subject to up to three thirty-day extensions. As negotiated, Macrocure also agreed to limit, under the circumstances set forth in the merger agreement, its rights to exercise these termination rights should it fail to receive the required tax ruling or its shareholders fail to honor their obligations under the respective voting agreements so that Leap would have an opportunity to go to court to enforce its rights.

        Regarding the Macrocure voting agreements, Leap had sought to limit the ability of the key shareholders of Macrocure to vote for another transaction for a period of 18 months following termination of the merger agreement. Following negotiations, the counsel for the respective parties agreed that any post-closing obligations would be limited to 6 months from the date of termination and the payment of a termination fee. Leap's counsel, following a request from Macrocure's counsel, also agreed to include provisions in the Leap voting agreements obligating the Leap shareholders to fulfill their financing and other obligations under the merger agreement.

        During the negotiations, Macrocure insisted on the receipt of the Section 1044 tax ruling as a closing condition. While Leap's counsel had initially objected, they ultimately agreed to include it as a closing condition, assuming that an appropriate termination fee could be agreed upon which would be payable should the tax ruling not be received in a timely manner. Leap, through its counsel, initially indicated that it would want a termination fee payable upon Macrocure's acceptance of a superior proposal at the high end of the range for fees of this type and a termination fee payable upon a failure to receive the tax ruling in a timely manner that it felt would appropriately compensate it if such a ruling were not received. Following negotiations, the counsel, on behalf of the respective parties, ultimately agreed on a transaction related termination fee of $1,200,000, plus reimbursement of expenses of up to $750,000 in certain circumstances, and a tax ruling related termination fee of $1,600,000.

        As part of the negotiations, the counsel for the respective parties agreed that the two Macrocure designees would serve two and three year terms, respectively, and that Leap's by-laws would include provisions to implement the previously agreed upon arrangements regarding the establishment of a pricing committee on which one of the Macrocure Board designees would sit.

        During the negotiations, the members of each company's board of directors and senior management were continuously updated and consulted on the negotiations and remaining issues.

        On August 8, 2016, the Macrocure board of directors held a telephonic meeting, at which Mr. Mashiach and representatives of Meitar, Skadden and Raymond James were all present. At that meeting, the representatives of Meitar and Skadden discussed with the board its fiduciary duties with respect to the proposed transaction. In addition, the board of directors reviewed with counsel detailed summaries of the draft merger agreement and ancillary documents, highlighting, among other things, the process for calculating the merger exchange ratio, the treatment of Macrocure's outstanding options, required consents, the anticipated timeline and process to closing, closing conditions, no-shop obligations, termination rights and termination fees. In addition, the Macrocure board of directors was apprised of the status of the negotiations of the definitive transaction agreements. At this meeting, it was observed that the principal agreement still to be negotiated was the royalty agreement, noting that the principal open issue was the term of the royalty right. In general, the respective counsel of the parties had discussed whether the term should be indefinite or co-extensive with the expiration of any exclusivity rights associated with any regulatory approval granted with respect to the marketing of the products being developed. After due consideration of the issue, including the board's belief that, irrespective of the term of the royalty right, the financial terms of the proposed transaction would be attractive from Macrocure's perspective, the board authorized management and the advisors to finalize the terms of the royalty agreement. In addition, Mr. Mashiach indicated that, while a thorough due diligence examination of Leap has previously been conducted, additional diligence was still being performed.

        In that same meeting, Mr. Stuart Barich of Raymond James reviewed with the Macrocure board of directors, a financial model based in part on certain assumptions and financial estimates shared by Leap and adjusted, among other things, for anticipated royalty payments pursuant to the proposed royalty agreement. See "Opinion of Macrocure's Financial Advisor—Certain Forecasts." He also explained the various methodologies employed by Raymond James for purposes of its analysis and the results obtained therefrom. Mr. Barich then reviewed Raymond James' internal procedures for preparing a fairness opinion, including its procedures for addressing potential conflicts of interest. It was also noted at the meeting that Raymond James may be asked to assist with future financings for the combined company, although no agreements were then in place.

        On August 16, 2016, the Leap board of directors held a telephonic meeting with Leap's legal advisors to review the finally negotiated major business terms of the Macrocure transaction. The directors acknowledged and discussed that they had met and discussed on numerous occasions, both formally and informally, the potential merits and risks to Leap and its stockholders of the merger, the chronology of events leading to the proposals to approve the merger, the negotiations with Macrocure with respect to the merger, the requirements for a bridge financing and closing of such financing to proceed with the merger, and the terms and conditions of such financing and the merger and related timeline. Leap's legal counsel summarized the terms and conditions of the proposed financing and merger, advised the directors on their fiduciary duties, and answered directors' questions. After discussion, Leap's board of directors (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to, and in the best interests of, Leap and its stockholders, (ii) authorized and approved the merger, (iii) approved and adopted the merger agreement, (iv) resolved to recommend that the stockholders of Leap approve and adopt the merger agreement, and (v) approved certain other related matters, including the terms of the royalty agreement, registration rights agreement, employment agreements for Dr. Mirabelli, Mr. Lawlor and Mr. Onsi and stock option plans.

        On August 24, 2016, the Macrocure board of directors held a telephonic meeting at which management (Mr. Mashiach) and counsel (Meitar and Skadden) were also present. Mr. Mashiach updated the board of directors about changes made to the proposed merger agreement and ancillary documents thereto since the date of the previous Macrocure board meeting.

        On August 29, 2016, the Macrocure board of directors held a telephonic meeting at which representatives of Meitar, Skadden, Raymond James (Mr. Stuart Barich), as well as Macrocure's chief executive officer and chief financial officer, were all present. The purpose of the meeting was to consider the final terms of the proposed merger transaction with Leap and to approve the merger agreement and all ancillary documents. Meitar then summarized the material terms of the proposed form of merger agreement and indicated that there were no material changes to the merger agreement and the ancillary documents since the last board meeting held on August 24, 2016. Mr. Mashiach also observed that since the last board meeting, he had a follow-up diligence call with the management of Leap to confirm the absence of any material developments. Mr. Barich then noted that, while the directors had received in advance of the meeting updated materials, there were no significant changes since the drafts previously circulated. Mr. Barich then indicated Raymond James' willingness to render its fairness opinion, as set forth in the draft letter circulated in advance of the meeting, and that, following the meeting, Raymond James would be executing and delivering to Macrocure its opinion.

        After further consideration and discussion, the Macrocure board of directors then unanimously (with one director absent) (i) resolved, noting its extensive and thorough discussion of the factors relevant to this transaction during the course of its prior meetings, that the merger and the merger agreement were fair to, and in the best interests of, Macrocure's shareholders, and approved the merger agreement and the transactions contemplated thereunder, (ii) directed that the adoption of the merger agreement be submitted to a vote at a special general meeting of Macrocure's shareholders, and (iii) resolved to recommend to Macrocure's shareholders that they approve the merger, the merger agreement and all related matters to be brought before the shareholders at such special meeting. At the meeting, the board of directors also voted to approve and recommend that the shareholders of Macrocure approve various matters relating to the purchase of tail insurance covering actions taken by Macrocure's directors and officers on or prior to closing, the extension of the post-closing exercise period of the options held by certain existing employees and directors, and the amendment of outstanding Macrocure warrants, all of which were currently exercisable, to enable such warrants to survive the merger and become exercisable for common stock of Leap. It was noted by counsel that, while Mr. David Ben-Ami was not in attendance, Mr. Ben-Ami had expressed, at prior meetings, his support of the proposed transaction, and that, following the board meeting, Mr. Ben-Ami would be signing a voting agreement evidencing his support of the transaction.

  Recommendation of the Macrocure Board

        At a meeting held on August 29, 2016, the Macrocure board of directors unanimously (with one director absent) (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Macrocure and its shareholders, (ii) approved and declared it advisable that Macrocure enter into the merger agreement and (iii) adopted the merger agreement, the merger and the transactions contemplated thereby.

  Macrocure's Reasons for Approving the Merger

        At its August 29, 2016 meeting, the Macrocure board of directors unanimously (with one director absent) determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement were fair to, and in the best interests of, Macrocure and its shareholders, and, considering the financial position of the merging companies, no reasonable concern existed that Macrocure would be unable to fulfill its obligations to its creditors existing as of immediately prior to the closing of the merger. Consequently, the Macrocure board of directors approved the merger, the merger agreement and the other transactions contemplated by the merger agreement and determined to recommend that the Macrocure shareholders approve the merger, the merger agreement and the other transactions contemplated by the merger agreement.

        In evaluating the merger, Macrocure's board of directors consulted with its management and legal, financial and other outside professional advisors and considered various information and factors in connection with the merger, including those material factors described below. Among the information and material factors considered by Macrocure's board of directors were the following:

Prospects of Risks to Macrocure as a Stand-Alone Company

  •
  The prospective financial risks to Macrocure if it remains a stand-alone public entity, including risks and uncertainties with respect to:

  (i)
  not being able to generate any meaningful revenues in the future, in light of the failure of CureXcell, Macrocure's sole potential revenue-generating asset, to achieve target end-results in its clinical trials;

  (ii)
  the need to incur significant additional expenses to evaluate additional alternative potential strategic transactions, with no guarantee of success;

  (iii)
  the continuing need to incur significant ongoing compliance-related expenses in light of Macrocure's status as a public company that is required to report to the Commission under the Exchange Act; and

  (iv)
  as a result of the foregoing, the potential depletion of Macrocure's cash resources, to the point at which Macrocure would no longer be able to finance operations and may need to liquidate.

  •
  The risk that if Macrocure remains a stand-alone entity and fails to consummate a transaction that provides active operations in the near future, NASDAQ could, at some point, determine that Macrocure is a "public shell company" (as defined under Commission rules) and, if it does, seek to delist Macrocure's ordinary shares.

  •
  The potential adverse consequences to Macrocure's shareholders of a possible delisting by NASDAQ, including, but not limited to, the lack of a more established trading market for Macrocure's ordinary shares, which could result in reduced liquidity, decreased analyst coverage, and potentially greater difficulty in obtaining additional financing should that be required.

  •
  The risk that Macrocure may not be successful in salvaging any remaining value from its proprietary cell activation technology.

Strategic Alternatives

        In the course of its deliberations, the Macrocure board of directors discussed potential alternatives to the transaction, including attempting to pursue another business combination transaction and/or secure a strategic partner other than Leap or pursuing a voluntary dissolution proceeding.

  •
  The board noted that the limited ability of Macrocure to contribute technology or other assets related to operations (other than cash) to any strategic combination with another company, due to its prior business having been based exclusively on CureXcell, which failed to achieve its target end-results in clinical trials, limited the strategic alternatives available to Macrocure's board of directors.

  •
  The board reviewed the issues likely to be involved with pursuing a voluntary liquidation and concluded those alternatives would not be in the best interests of the shareholders and would deny Macrocure shareholders the opportunity to realize significant value should a strategic partner be successful in gaining regulatory approval for, and thereafter commercializing, new drugs needed in the marketplace. Similarly, with respect to the merger, the board concluded that a voluntary liquidation would likely result in significantly less value to Macrocure's shareholders than the proposed transaction with Leap, should Leap be successful in further developing and bringing to market its current product candidates.

  •
  The board also took into account its prior unsuccessful efforts to find other strategic alternatives which, in the board's judgment, would be more attractive and that attempting to continue to look for other transactions would involve additional time and expense, without any assurance of greater success.

Financial Stability of Surviving Company; Potential Upside from Leap's Operations

  •
  The prospective merger with Leap is conditioned (from Macrocure's perspective only) on Leap's existing stockholders investing an additional $10.0 million for shares of Leap Common Stock that will not be entitled to any preferential or contractual rights that are senior to those of Leap's other stockholders, including the Macrocure shareholders who will be receiving Leap common stock in the merger.

  •
  The expectation that the surviving company from the merger will have a minimum of approximately $30.0 million in cash and no indebtedness, thereby enabling the combined company to pursue its operations and business plan for at least the next 12 months, including funding its ongoing clinical trials, and its attempts to obtain additional financing once additional test results are available.

  •
  Macrocure's current equity holders will receive, in the aggregate as merger consideration, a significant percentage of the Leap common stock outstanding following the consummation of the merger (approximately 31.8% after giving effect to the equity investment, or approximately 29.2% if the shares subject to awards authorized for granting under Leap's 2016 Equity Incentive Plan are also treated as outstanding), and will therefore have a meaningful opportunity to participate in any possible growth and profits of the surviving company following the consummation of the transaction. The foregoing percentages assume closing net cash (as determined in accordance with the merger agreement) of at least $22.0 million. While the Board considered the possibility that expenses could cause closing net cash to be below $22.0 million, the Board did not believe that any deficiency that may occur would have a material effect on the fairness of the transaction terms to Macrocure's shareholders.

  •
  Leap is an immuno-oncology company with a maturing pipeline of novel drug candidates designed to provide new and valuable treatment options for patients suffering from certain aggressive cancers. Leap's ongoing drug trials, if ultimately successful, should provide, in the board's judgment, good potential for the development of meaningful value.

  •
  Leap will provide the combined company with an experienced management team, which has a track record relating to public and private companies and drug development success.

Raymond James Opinion; Liquidity of Consideration and Related Matters

  •
  The merger agreement contains terms that were the product of arm's-length negotiations.

  •
  The financial analysis reviewed by Raymond James, Macrocure's financial advisor, with Macrocure's board of directors, as well as the oral opinion of Raymond James rendered to Macrocure's board of directors on August 29, 2016 (which was subsequently confirmed in writing by delivery of Raymond James' written opinion addressed to the board of directors dated August 29, 2016), as to whether the merger consideration (consisting of shares of Leap common stock) to be received by the holders of ordinary shares in the merger pursuant to the merger agreement is fair to such holders from a financial point of view. See "The Merger—Opinion of Macrocure's Financial Advisor."

  •
  The fact that, under the financial analyses presented by Raymond James, the percentage of the fully diluted shares to be received by Macrocure equityholders was favorable from a financial point of view.

  •
  Macrocure equityholders (excluding holders of the out-of-the-money options) will receive shares of Leap common stock representing 32.0% of the outstanding shares of the combined company, determined after giving effect to the adoption of Leap's 2016 Equity Incentive Plan, but not giving effect to the contemplated $10.0 million equity investment, and assuming Macrocure's net cash, as calculated pursuant to the merger agreement, is at least $22.0 million at the effective time. As illustrated by the financial analyses described under "Opinion of Macrocure's Financial Advisor—Summary of Raymond James' Financial Analysis", this ownership level compared favorably to the Macrocure ownership levels of the combined company implied under various financial analyses performed by Raymond James. The median percentages of the implied Macrocure ownership levels obtained under various financial analyses undertaken by Raymond James ranged from 7.0% to 19.4%, while the mean percentages ranged from 4.8% to 14.0%. In addition, the implied Macrocure ownership level under the discounted cash flow analysis was 7.8% to 12.3%.

  •
  The fact that the shares of Leap common stock serving as merger consideration are being registered with the Commission under both the Securities Act and the Exchange Act and that Leap is applying for listing of such shares on NASDAQ, which, taken together, should provide the vast majority of Macrocure's shareholders with a continued opportunity for liquidity.

Likelihood of Consummation

  •
  Other than (i) the Israeli Registrar of Companies' approval of the merger and issuance of a certificate evidencing the merger in accordance with Section 323(5) of the Companies Law, (ii) the Section 104H Tax Ruling from the Israeli Tax Authority and (iii) the approval for listing on NASDAQ of the Leap common stock, the fact that no regulatory or third party approvals are required as a condition to consummation of the transaction.

  •
  The fact that Macrocure shareholders owning, in the aggregate, approximately 51% of the issued and outstanding ordinary shares of Macrocure, have entered into voting agreements with Leap, pursuant to which such shareholders have expressed their support of the proposed transaction and have agreed to vote in favor of approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Other Terms

  •
  Our board of directors took into account management's recommendation in favor of the merger.

Risks and Uncertainties

        Macrocure's board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the merger agreement, including the following:

  •
  The inherent uncertainties associated with the preparation of forecasts for a business of this type.

  •
  The fact that no assurance can be given regarding the success of the various drug trials to be undertaken post-closing, the costs and related timing associated with the completion of such trials, the ability of the combined company to obtain any required financing on satisfactory terms and/or the ability of the combined company to receive FDA or other required regulatory approvals, as well as the fact that the ultimate value of the merger consideration received may be affected by each of the foregoing.

  •
  The fact that if Macrocure is unable to meet, at closing, the minimum $20.0 million net cash level, Leap could elect not to close.

  •
  The fact that certain conditions to closing are beyond the control of Macrocure and the related risk that the proposed transaction might not be consummated, which could have an adverse effect on:

  (i)
  The market price of Macrocure's ordinary shares; and

    (ii)
    Macrocure's continued ability to retain its management members.

  •
  The terms of the merger agreement, including (i) the restrictions (in particular, the non-solicitation restrictions) imposed on Macrocure between signing and closing which restrict Macrocure's ability to continue to explore other strategic opportunities absent receipt of an unsolicited bona fide proposal that meets certain tests set forth in the merger agreement and (ii) the $1.2 million termination fee and/or up to $750,000 of expense reimbursements that could become payable by Macrocure under certain circumstances.

  •
  The fact that the foregoing provisions might have the effect of discouraging other persons potentially interested in combining with Macrocure from pursuing a transaction with Macrocure.

  •
  The interests of certain of Macrocure's directors and officers in the merger, including certain arrangements that may provide certain benefits that are different from, and/or in addition to, those of Macrocure's other shareholders, as described under "Financial Interests of Macrocure's Directors and Executive Officers in the Merger."

  •
  The fact that the proposed transaction is expected to be a taxable transaction for Macrocure's U.S. shareholders, although any tax to be recognized would be subject to various factors. See the section entitled "U.S. Federal Income Tax Considerations."

  •
  The fact that the proposed transaction might be taxable to Macrocure's Israeli shareholders upon consummation of the merger, absent receipt of an appropriate tax ruling. While the receipt of such a ruling is a condition to closing, the failure to close as a result of Macrocure's inability to receive such a ruling, could cause a termination fee of $1.6 million to become payable by Macrocure. See the sections entitled "The Merger—Fees and Expenses" and "Material Foreign Income Tax Consequences—Tax Rulings."

  •
  The risk that the announcement of the proposed transaction can attract litigation.

  •
  The risks described under the section above entitled, "Risk Factors."

        Macrocure's board of directors believed that, overall, the potential benefits of the Merger to Macrocure and its shareholders far outweighed the risks and uncertainties.

        The preceding discussion of the information and factors considered by Macrocure's board of directors is not intended to be exhaustive, but includes the material factors considered by Macrocure's board of directors. In view of the wide variety of factors considered by Macrocure's board of directors in connection with its evaluation of the merger, Macrocure's board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of Macrocure's board of directors may have given different weight to different factors. Macrocure's board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

        As described above, Macrocure's board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. The above explanation of the reasoning of Macrocure's board of directors contains information that is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Regarding Forward-Looking Statements."

Leap's Reasons for the Merger

        In approving and authorizing the merger agreement and the merger, the Leap board of directors considered a number of factors. Although the following discussion sets forth the material factors considered by the Leap board of directors in reaching its determination, it may not include all of the factors considered by the Leap board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Leap board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Leap board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

        In reaching its decision, the Leap board of directors consulted with Leap's management with respect to strategic and operational matters and with Leap's legal counsel with respect to the merger agreement and the transactions contemplated thereby.

        Among the factors considered by the Leap board of directors in its decision to approve the merger agreement were the following: (a) the judgment, advice and analysis of Leap's senior management and advisors with respect to the potential benefits of the merger, including Macrocure's available cash resources, as well as Macrocure's liabilities, based in part on the business, technical, financial due diligence investigations performed with respect to Macrocure; (b) Macrocure's status as a publicly traded company and the fact that following the merger, by issuing its shares to Macrocure's former shareholders, Leap could apply for listing to NASDAQ and would be a publicly traded company with potentially broader and more flexible financing opportunities; (c) historical and current information concerning Leap's business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Leap's prospects if it was to remain an independent privately held company, including: (i) its need to obtain significant additional financing and the likely terms on which it would be able to obtain such financing; and (ii) the cost of drug development and the risk of adverse regulatory or clinical outcomes in clinical trials; (d) the status of Leap's drug candidates; (e) the general economic and market conditions, as they relate to Leap's ability to raise additional capital from new investors for the continued growth of Leap's business, the potential prospects for the combined company to raise additional capital, and the potential stock market performance of Leap as a publicly traded company; (f) the current conditions in the pharmaceutical and biotechnology marketplace and the positioning of Leap within that market after the merger; and (g) the terms of the merger agreement, including the merger consideration, as well as the parties' representations, warranties and covenants and the conditions to their respective obligations.

        In reaching its determination to approve the merger agreement and the merger, the members of the Leap board of directors identified and considered a number of the potentially beneficial aspects of the merger, including the following:

  •
  the combined company's cash and cash equivalents and projected cash burn rate, in particular as they relate to the current plans of Leap for developing DKN-01 and TRX518 and the likelihood that Leap post-merger would possess sufficient financial resources to allow the management team to execute on the continued development of DKN-01 and TRX518;

  •
  information concerning Leap's business, financial performance (both past and prospective) and its financial condition results of operation (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

  •
  the fact that the merger will result in Leap becoming a publicly traded company, which would provide Leap stockholders with the possibility of liquidity for their shares;

  •
  the fact that the existing Leap stockholders will be entitled, upon certain conditions, to receive payments based on the future net sales of DKN-01 and TRX518;

  •
  that Leap post-merger will be led by an experienced senior management team and board of directors;

  •
  the range of options available to the combined organization to access public equity markets to fund future capital needs or to complete business development transactions, which would likely be greater than the options available to Leap alone as a privately held company;

  •
  the expected reaction and support of the transaction from the market, investment banks, Leap stockholders and Macrocure shareholders; and

  •
  the terms of the merger agreement are reasonable, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations.

        The members of the Leap board of directors also identified and considered the following material uncertainties and risks:

  •
  the risk that the potential benefits of the merger might not be realized;

  •
  the reduction in the ability of Leap's current stockholders to realize the full long-term value of the successful execution of Leap's current strategy, and that former Macrocure shareholders will acquire a meaningful stake in Leap;

  •
  the risk of diverting Leap management's attention from other strategic priorities to implement post-closing administration efforts relating to completing the wind-down of the Macrocure business or managing any unexpected Macrocure liabilities that may arise;

  •
  the risk that future sales of Leap common stock by former Macrocure shareholders may cause the price of Leap common stock to fall;

  •
  the risk that the merger may not be consummated, and that a more limited range of alternative strategic transactions would be available to Leap in that event; and

  •
  the substantial expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies and fully winding down Macrocure.

        The Leap board of directors weighed the benefits, advantages and opportunities of a potential transaction against the negative factors described above, including the possible diversion of management attention for an extended period of time. The Leap board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Leap board of directors concluded that the potential benefits significantly outweighed the potential risks of completing the merger.

        After taking into account these and other factors, including the alternatives of pursuing a private financing or an initial public offering, the Leap board of directors approved and authorized the merger agreement and the transactions contemplated thereby, including the merger.

Related Transactions and Agreements

  Equity Investment

        By the terms of the merger agreement and their respective voting agreements, certain current stockholders of Leap, specifically, HealthCare Ventures VIII, L.P., HealthCare Ventures IX, L.P. and HealthCare Ventures Strategic Fund, L.P., or their designees, have committed to invest approximately $10.0 million into Leap by purchase of common stock of Leap immediately prior to the consummation of the merger in order to provide additional liquidity and working capital to Leap following the consummation of the merger. Absent such investment and the adoption of Leap's 2016 Equity Incentive Plan, and immediately following the merger, approximately 65% of the outstanding Leap common stock would be held by shareholders and option holders that were holders of Leap common stock and stock options immediately prior to the effectiveness of the merger and approximately 35% of the Leap common stock would be held by shareholders, option holders and warrant holders that were holders of Macrocure ordinary shares, stock options and warrants immediately prior to the effectiveness of the merger (other than holders of the out-of-the-money options).

        The foregoing percentage ownership assumes the exercise of all options of Macrocure and Leap outstanding as of the effective time of the merger (other than the out-of-the-money options). The parties have agreed that the $10.0 million investment will dilute both the former Leap equityholders and former Macrocure equityholders and as a result, immediately following (i) such investment, (ii) the adoption of Leap's 2016 Equity Incentive Plan and (iii) the merger, approximately 62.8% of the outstanding Leap common stock, including shares issued pursuant to the equity investment, would be held by Leap stockholders and option holders that were holders of Leap common stock and stock options immediately prior to the effectiveness of the merger and approximately 29.2% of the outstanding Leap common stock would be held by Macrocure shareholders, optionholders and warrantholders (other than holders of the out-of-the-money options). These percentages total 92%, rather than 100%, due to the 8% authorized for issuance post-closing pursuant to awards granted under Leap's 2016 Equity Incentive Plan.

  Voting Agreements

        In connection with the execution of the merger agreement, Ze'ev Bronfeld, a director of Macrocure, David Ben Ami, a director of Macrocure, Ranan Groban, a director of Macrocure, Vaizra Ventures, Viatcheslav Mirilasvili, Shlomo Kalish,, Pontifax (Israel) II—Individual Investors L.P., Pontifax (Israel) II L.P., Pontifax (Cayman) II L.P., and Nissim Mashiach, the chief executive officer of Macrocure, each entered into a voting agreement with Leap under which each such equityholder has agreed to vote in favor of the merger and against any alternative acquisition proposal, agreement or transaction. As of August 29, 2016, these entities collectively beneficially own or control approximately 54.28% of the voting power of Macrocure on an as-converted to common stock basis. These voting agreements grant Leap irrevocable proxies to vote any Macrocure ordinary shares over which each such equityholder has voting power in favor of the Macrocure merger proposal described elsewhere in this prospectus and against any alternative acquisition proposal, agreement or transaction.

        In connection with the execution of the merger agreement, HealthCare Ventures VIII, L.P., HealthCare Ventures IX, L.P., HealthCare Ventures Strategic Fund, L.P. and Eli Lilly and Company, who collectively beneficially owned or control 100% of Leap's outstanding common stock as of August 29, 2016, the date that each entered into a voting agreement with Macrocure under which each such stockholder has agreed to (i) vote in favor of the Leap proposals that relate to the merger described elsewhere in this prospectus and against any alternative acquisition proposal, agreement or transaction and (ii) take certain actions necessary to approve and implement certain other requirements of Leap upon which Macrocure's obligation to consummate the transactions contemplated in the merger agreement is conditioned. Each of these voting agreements grants Macrocure irrevocable proxies to vote any shares of Leap common stock over which each such stockholder has voting power in favor of (i) each of the Leap proposals described elsewhere in this prospectus and against any alternative acquisition proposal, agreement or transaction and (ii) each such other approval necessary to satisfy certain other requirements of Leap upon which Macrocure's obligation to consummate the transactions contemplated in the merger agreement is conditioned.

        Each equityholder executing a voting agreement has made representations and warranties to Macrocure and Leap, as applicable, regarding ownership and unencumbered title to the securities thereto, each such equityholder's power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement. Unless otherwise waived, all of these voting agreements generally prohibit the sale, assignment, transfer or other disposition by each equityholder of its securities, as applicable, or the entrance into an agreement or commitment to do any of the foregoing, except for transfers by will or by operation of law, in which case the voting agreement shall bind the transferee. Each equityholder executing a voting agreement has also waived its statutory appraisal rights in connection with the merger.

        The voting agreements will terminate upon the earlier of the effective time of the merger, termination of the merger agreement in accordance with its terms or upon mutual written consent of such equityholder and either Macrocure or Leap, as applicable; provided that if the voting agreements entered into between each of the Macrocure equityholders and Leap should terminate due to the termination of the merger agreement under certain of the termination provisions therein, certain provisions of the voting agreement, including the Macrocure equityholders' obligation to vote against any alternative acquisition proposal, shall continue for six (6) months after the termination of the voting agreement.

  Royalty Agreement

        In connection with the transactions contemplated by the merger agreement, Leap will declare a special distribution of certain royalty rights to each of its holders of common stock outstanding immediately prior to the effective time of the merger. The royalty rights will be set forth in a royalty agreement, referred to herein as the Royalty Agreement, by and between Leap and a special purpose vehicle formed by those holders of Leap's common stock prior to the merger, specifically, HealthCare Ventures VIII, L.P., HealthCare Ventures IX, L.P., HealthCare Ventures Strategic Fund, L.P. and Eli Lilly and Company. These holders collectively beneficially own or control 100% of Leap's outstanding common stock as of the date of this prospectus.

        Pursuant to the Royalty Agreement, Leap will pay to the special purpose vehicle (i) 5% of Leap's net sales of products incorporating its TRX518 compound and (ii) 2% of Leap's net sales of products incorporating its DKN-01 compound. Net sales will be calculated as the gross amount invoiced by Leap, its affiliates, assignees or sublicensees to a third party, but shall be reduced by any discounts, refunds, rebates, product returns, bad debts, sales taxes, VAT and other similar taxes. The calculation of the gross amount invoiced shall also be discounted in the event that Leap's product is sold as part of a combination product. Royalties will be payable by Leap to the special purpose vehicle every calendar quarter. Among other customary terms for licensing transactions of this type, the special purpose vehicle will have the right no more than once a year to have an independent certified public accountant audit Leap's records to determine the accuracy of royalty payments received. The Royalty Agreement will have an indefinite term, and neither Leap nor the special purpose vehicle will have the right to terminate.

        Holders of Macrocure ordinary shares will not be participating in the distribution and will receive no payments under the Royalty Agreement, nor will they participate or have any interest in the special purposes vehicle or right to any royalties payable by Leap.

  Registration Rights Agreement

        In connection with the transactions contemplated by the merger agreement, Leap will be entering into a Registration Rights Agreement with each of its holders of common stock outstanding immediately prior to the effective time of the merger. In addition to the former holders of Leap's common stock, certain larger holders of Leap's common stock following the merger (who were among the largest holders of Macrocure ordinary shares prior to the merger) will become parties to the Registration Right Agreement. Pursuant to the terms of the Registration Rights Agreement, the Amended and Restated Shareholders' Agreement between Leap and its holders of common stock, dated as of December 10, 2015, will terminate.

        Under Leap's Registration Rights Agreement, certain holders of registrable shares can demand that Leap file a registration statement or request that their shares be included on a registration statement that Leap is otherwise filing, in either case, registering the resale of their shares of Leap common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and such holders' right, in certain circumstances, not to effect a requested registration on Form S-3 if such registration is in connection with any underwritten offering or proposed underwritten public offering.

Merger Consideration

        At the effective time of the merger, other than (i) shares that, immediately prior to the effective time of the merger, are considered dormant shares (or menayot redumot) under the Israeli Companies Law and (ii) each Macrocure ordinary share owned, directly or indirectly, by Leap or Merger Sub, each Macrocure ordinary share issued and outstanding immediately prior to the effective time of the merger will be converted automatically into the right to receive, a number of shares of Leap common stock equal to the quotient obtained by dividing (i) the product of (a) 0.35 multiplied by the quotient obtained by dividing (I) the aggregate number of shares of Leap common stock outstanding after giving effect to the Pre-Closing Leap Share Conversion, the Recap and the assumed exercise of all outstanding stock options by (II) 0.65, by (ii) the aggregate number of Macrocure ordinary shares, including those issuable upon the exercise of Macrocure warrants, Macrocure options (but not including any out-of-the-money options) and any other awards under Macrocure's stock option plans, in each case, outstanding immediately prior to the consummation of the merger. This exchange shall be calculated prior to giving effect to (i) a contemplated $10.0 million equity investment into Leap committed by certain affiliates of Leap immediately prior to the consummation of the merger and (ii) the adoption of Leap's 2016 Equity Incentive Plan, representing a number of shares of Leap common stock that, together with the out-of-the-money options outstanding at the effective time of the merger, represents 8% of Leap's fully diluted capitalization. At the effective time of the merger, each Macrocure ordinary share owned, directly or indirectly, by Leap or Merger Sub will be cancelled and retired and no consideration will be paid for such shares.

Pre-Closing Leap Share Conversion and Recapitalization

        Pursuant to the terms of the merger agreement, immediately prior to the consummation of the merger, Leap's Charter and Bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this prospectus. Immediately prior to the filing of the New Leap Charter, each issued and outstanding share of Leap preferred stock and each outstanding Leap convertible promissory note will convert into shares of Leap common stock. In connection with the amendment of the Leap Charter, each share of Leap common stock issued and outstanding immediately prior to the effective time of the merger will be reclassified and changed into a number of shares of Leap common stock at a ratio that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock. The equity investment will occur immediately prior to the effective time of the merger, but after the Pre-Closing Leap Share Conversion and the Recap.

        No fractional shares of Leap common stock will be issued in connection with the Pre-Closing Leap Share Conversion, and each holder of shares of Leap common stock converted pursuant to the Pre-Closing Leap Share Conversion who would otherwise have been entitled to receive a fraction of a share of Leap common stock will receive cash in lieu thereof in accordance with the New Leap Charter.

Opinion of Macrocure's Financial Advisor

  Summary of Raymond James' Financial Analysis

        Macrocure retained Raymond James as its financial advisor on March 22, 2016. Pursuant to that engagement, the Board requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Macrocure ordinary shares of the approximately 32.0% of the outstanding shares (after giving effect to the adoption of Leap's 2016 Equity Incentive Plan, but not giving effect to a contemplated $10.0 million equity investment into Leap immediately prior to the consummation of the merger committed by certain affiliates of HealthCare Ventures) of Leap common stock to be received by such holders (including, for these purposes, warrantholders and optionholders (excluding holders of the out-of-the-money options)) pursuant to the merger agreement.

        At the Macrocure board of director's August 29, 2016 meeting, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board, dated August 29, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of Macrocure ordinary shares of the merger consideration to be paid by Leap to the holders of the Macrocure ordinary shares. Additionally, as indicated above, at Macrocure's direction and with Macrocure's consent, Raymond James did not consider the terms of the distributed royalty rights in forming its opinion other than to the extent the ongoing costs of such royalty rights to Leap are incorporated into the projections that were utilized in the performance of Raymond James' discounted cash flow analysis.

        The full text of the written opinion of Raymond James is attached as Annex B to this prospectus. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Macrocure ordinary shares are urged to read this opinion in its entirety.

        Raymond James provided its opinion for the information of the Macrocure board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of Macrocure ordinary shares in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the board or to any holder of Macrocure ordinary shares as to how the board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

        In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

  •
  reviewed the financial terms and conditions as stated in the draft of the merger agreement, dated as of August 25, 2016, the most recent draft made available to Raymond James;

  •
  reviewed certain information related to the future operations, financial condition and prospects, of Leap made available to Raymond James by Macrocure, including, but not limited to, financial projections prepared by the management of Leap, as approved for Raymond James' use by management of Macrocure and the Macrocure board (the "Projections");

  •
  reviewed financial, operating and other information regarding Leap and the industry in which it operates;

  •
  reviewed certain financial and stock market data of selected public companies that Raymond James deemed to be relevant;

  •
  reviewed certain publicly available information concerning certain financial terms of selected business combinations and initial public offerings Raymond James deemed relevant;

  •
  performed a discounted cash flow analysis with respect to Leap based upon the Projections;

  •
  reviewed the current and recent market prices and trading volume for Macrocure ordinary shares;

  •
  conducted such other financial studies, analyses and inquiries, and considered such other information and factors, as Raymond James deemed appropriate; and

  •
  discussed with members of the senior management of Macrocure certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

        With Macrocure's consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Macrocure and Leap, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Macrocure or Leap, nor was Raymond James furnished with any such evaluations or appraisals. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Macrocure's consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Leap or the party preparing such other information or data and that formed a reasonable basis upon which Raymond James could form its opinion. Raymond James relied upon Macrocure to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review and has assumed that all such information is complete and accurate in all material respects. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Furthermore, at Macrocure's request and with Macrocure's consent, Raymond James conducted certain analyses utilizing probability adjusted financial forecasts of Leap prepared by management of Leap which take into account the probability and timing of the occurrence of cash flows from potential products of Leap. All such projected financial information is based upon numerous variables and assumptions and actual results could vary significantly from those set forth in such projected financial information. Raymond James has relied upon, without independent verification, the assessment of management of Leap, as provided to Raymond James and approved by Macrocure, as to the existing products and services of Leap and the viability of, and risks associated with, the future products and services of Leap (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services).

        Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft merger agreement reviewed by Raymond James in all respects material to its analysis or opinion, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or Leap that would be material to its analysis or opinion. Raymond James has, with Macrocure's consent, further assumed that the adjustment in the merger agreement for the final net cash amount will not result in any adjustment to the merger consideration that is material to Raymond James' analysis. Macrocure informed Raymond James, and Raymond James has assumed, that the merger and the transactions related thereto contemplated by the Agreement will be treated as a taxable transaction for U.S. federal income tax purposes for the holders of Macrocure ordinary shares located in the United States.

        Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. Raymond James did not recommend any specific amount of consideration for the merger. Raymond James's opinion does not opine as to the trading range of Leap common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Leap at the time. The Raymond James opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Macrocure ordinary shares. Subsequent developments may affect the conclusions expressed in Raymond James' opinion if such opinion had been rendered at a later date and Raymond James disclaims any obligation to advise any person of any change in any manner affecting its opinion that may come to its attention after the date of the opinion. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the board to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Macrocure, on the fact that Macrocure was assisted by legal, accounting and tax advisors, and, with the consent of Macrocure relied upon and assumed the accuracy and completeness of the assessments by Macrocure and its advisors, as to all legal, accounting and tax matters with respect to Macrocure and the merger.

        In formulating its opinion, Raymond James considered only the approximately 32.0% of Leap common stock to be received by the holders of Macrocure ordinary shares (including, for these purposes, warrant holders and certain holders of options), and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of any party to the merger, or such class of persons, in connection with the merger whether relative to the approximately 32.0% of Leap common stock or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Macrocure, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of Macrocure's or any other party's security holders or other constituents vis-à-vis any other class or group of Macrocure's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Macrocure or Leap or the ability of Macrocure or Leap to pay their respective obligations when they come due. Raymond James did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the Commission, or any other regulatory bodies, including, but not limited to, any regulatory bodies in the State of Israel, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Commission or the Financial Accounting Standards Board.

  Material Financial Analyses

        The following summarizes the material financial analyses reviewed by Raymond James with the Macrocure board at its August 29, 2016 meeting, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Macrocure, Leap or the merger. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgements concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of such companies and Leap to which they are being compared.

  Selected Companies Analysis.

        Raymond James reviewed the equity values of 13 publicly-traded companies developing oncology products in early to mid-stage development (the "Selected Companies") that it deemed relevant, including:

  •
  BeiGene, Ltd.

  •
  Hutchison China MediTech

  •
  Loxo Oncology, Inc.

  •
  Adaptimmune Therapeutics plc

  •
  Syros Pharmaceuticals, Inc.

  •
  OncoMed Pharmaceuticals, Inc.

  •
  Corvus Pharmaceuticals, Inc.

  •
  Syndax Pharmaceuticals, Inc.

  •
  Ignyta, Inc.

  •
  Merus B.V.

  •
  Vascular Biogenics Ltd.

  •
  TRACON Pharmaceuticals, Inc.

  •
  Immune Design Corp.

        Raymond James reviewed the mean, median, 25th percentile and 75th percentile of equity values of the Selected Companies to derive a range of potential values for Leap. Raymond James then used this range of potential values for Leap to calculate the implied ownership that would be attributable to the holders of Macrocure ordinary shares based on a Macrocure equity value of $23.8 million, as calculated using a ten-day average share price of $1.40/share as of August 25, 2016. The combined company value is Leap's equity value plus Macrocure's equity value of $23.8 million. Raymond James then compared these implied ownership percentages to the merger consideration whereby approximately 32.0% of Leap common stock will be held by the holders of the Macrocure ordinary shares. The results of the Selected Companies analysis are summarized below:

Selected Companies Analysis(1):

(1)
While each of the above companies was selected because it has a lead or key product focused on oncology in early to mid-stage development, no company used in this analysis is identical to the Company.

(2)
Price as % of 52 week or since IPO date.

(3)
Market capitalization on a fully diluted basis at close on August 25, 2016.

(4)
Market capitalization on a fully diluted basis plus debt and preferred equity, less cash, adjusted for in-the-money options, warrants and convertible debt.

(5)
Last twelve months revenue primarily derived from collaboration and/or license agreements.

(6)
Hutchison China MediTech derives its consolidated revenue primarily from (i) licensing and collaboration projects conducted by its Innovation Platform and (ii) the sales of goods by its Commercial Platform, which generates revenue from the distribution and marketing of prescription pharmaceutical products by its Prescription Drugs business and consumer health products by its Consumer Health business.

  Selected Initial Public Offerings Analysis

        Raymond James reviewed the implied pre-money equity value at initial public offering ("IPO") of 23 companies that have completed IPOs since 2014 and that were developing oncology products in early to mid-stage development at the time of their IPO (the "Selected IPO Companies"). "Pre-money equity value" means the equity valuation of each such company implied by the offering price of such company's shares in its IPO, excluding the proceeds of the IPO. The Selected IPO Companies used in the analysis were:

  •
  Syros Pharmaceuticals, Inc.

  •
  Merus B.V.

  •
  Oncobiologics, Inc.

  •
  Corvus Pharmaceuticals, Inc.

  •
  Hutchison China MediTech Ltd.

  •
  Syndax Pharmaceuticals, Inc.

  •
  BeiGene, Ltd.

  •
  Advanced Accelerator Applications S.A.

  •
  Kura Oncology, Inc.

  •
  Mirna Therapeutics, Inc.

  •
  NantKwest, Inc.

  •
  ProNAi Therapeutics, Inc.

  •
  Adaptimmune Therapeutics plc

  •
  TRACON Pharmaceuticals, Inc.

  •
  Juno Therapeutics Inc.

  •
  Calithera Biosciences, Inc.

  •
  Tokai Pharmaceuticals, Inc.

  •
  Affimed Therapeutics AG

  •
  Loxo Oncology, Inc.

  •
  Immune Design Corp.

  •
  Kite Pharma, Inc.

  •
  Cerulean Pharma Inc.

  •
  Ignyta, Inc.

        Raymond James reviewed the mean, median, 25th percentile and 75th percentile of implied pre-money equity values of the Selected IPO Companies to derive a range of potential values for Leap. Raymond James then used this range of potential values for Leap to calculate the implied ownership that would be attributable to the holders of Macrocure ordinary shares based on a Macrocure equity value of $23.8 million as calculated using a ten day average share price of $1.40/share as of August 25, 2016. The combined company value is Leap's equity value plus Macrocure's equity value of $23.8 million. Raymond James then compared these implied ownership percentages to the merger consideration whereby approximately 32.0% of Leap common stock will be held by the holders of the Macrocure ordinary shares. The results of the Selected IPO Companies analysis are summarized below:

Selected IPOs Analysis(1):

Asterisk indicates phase completed as of IPO.

(1)
Selected IPOs chosen based on companies with early to mid-stage oncology products between 2014 to 2016YTD.

(2)
Last twelve months revenue primarily derived from collaboration and/or license agreements.

(3)
Conversion ratio = $1.15:1€.

(4)
All figures assume all shares expressed as units. 1 unit = 1 common share, 0.5 Series A warrant and 0.5 Series B warrant. Separate concurrent private placement with Sabby Healthcare for $5M.

(5)
All figures assume all shares expressed as ADSs. 1 ADS = 0.5 common shares. This company was public and trading on AIM in the UK prior to its US initial public offering. Conversion ratio = $1.44:£1. This company derives its consolidated revenue primarily from (i) licensing and collaboration projects conducted by its Innovation Platform and (ii) the sales of goods by its Commercial Platform, which generates revenue from the distribution and marketing of prescription pharmaceutical products by its Prescription Drugs business and consumer health products by its Consumer Health business.

(6)
All figures assume all shares expressed as ADSs. 1 ADS = 13 common shares.

(7)
All figures assume all shares expressed as ADSs. 1 ADS = 2 common shares. Conversion ratio = $1.12:1€. Advanced Accelerator Applications S.A. realizes sales from its positron emission tomography (PET) and single photon emission computed tomography (SPECT) products, enriched water and product candidates, including Gluscan and Lutathera.

(8)
This company was public and trading on OTC prior to its US initial public offering.

(9)
Separate concurrent private placement with Cancer Prevention and Research Institute of Texas for $16.8M.

(10)
Separate concurrent private placement with Celgene for $17M.

(11)
All figures assume all shares expressed as ADSs. 1 ADS = 6 common shares. Conversion ratio = $1.46:£1.

(12)
Separate concurrent PIPE with New Enterprise Associates for $5M.

(13)
Conversion ratio = $1.37:1€.

(14)
Separate concurrent PIPE with New Enterprise Associates for $3M.

(15)
This company was public and trading OTC before its initial public offering.

  Selected Transaction Analysis

        Raymond James analyzed publicly available information relating to selected acquisitions of private companies developing oncology products in early to mid-stage development from 2014 to August 25, 2016 (the "Selected Transactions"). Acquisitions with total transaction value below $20 million and transactions for a minority stake were excluded. Minority stake is defined as the acquirer owning less than or equal to 49% of the target company. For each transaction, Raymond James reviewed the implied total enterprise value of the target company. The Selected Transactions used in the analysis included:

Selected Transactions Analysis(1):

(1)
Selected transactions chosen based on mergers of private companies with early to mid-stage oncology products from 2014 to 2016YTD.

        Raymond James reviewed the mean, median, 25th percentile and 75th percentile of implied total enterprise values of the Selected Transactions with the contingent value rights ("CVR") included and implied total enterprise values excluding the CVR to derive a range of potential values for Leap. Raymond James then used this range of potential values for Leap to calculate the implied ownership that would be attributable to the holders of Macrocure ordinary shares based on a Macrocure equity value of $23.8 million as calculated using a ten-day average share price of $1.40/share as of August 25, 2016. The combined company value is Leap's equity value plus Macrocure's equity value of $23.8 million. Raymond James then compared these implied ownership percentages to the merger consideration whereby approximately 32.0% of Leap common stock will be held by the holders of the Macrocure ordinary shares. The results of the Selected Transactions analysis are summarized below:

  Discounted Cash Flow Analysis

        Raymond James estimated a range of equity values for Leap based upon the present value of Leap's estimated unlevered free cash flows for fiscal years ended December 31, 2017 through

December 31, 2031, in each case with risk adjustments as provided by and approved for Raymond James use by Macrocure. In performing this discounted cash flow analysis, Raymond James utilized discount rates ranging from 13.0% to 15.0%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Companies. This discounted cash flow analysis assumed that Leap has no terminal value. This discounted cash flow analysis was based upon certain assumptions described below regarding the Projections and discussions held with the management of Leap and Macrocure.

        Raymond James reviewed the range of implied equity values derived in the discounted cash flow analysis to derive a range of potential values for Leap. Raymond James then used this range of potential values for Leap to calculate the implied ownership that would be attributable to the holders of Macrocure ordinary shares based on a Macrocure equity value of $23.8 million as calculated using a ten day average share price of $1.40/share as of August 25, 2016. The combined company value is Leap's equity value plus Macrocure's equity value of $23.8 million. Raymond James then compared these implied ownership percentages to the merger consideration whereby approximately 32.0% of Leap common stock will be held by the holders of the Macrocure ordinary shares. The results of the discounted cash flow analysis are summarized below:

  Additional Considerations

        The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Leap or Macrocure.

        In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Macrocure. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Board (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Macrocure ordinary shares of the approximately 32.0% of Leap common stock to be received by such holders in connection with the proposed merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of a number of factors taken into account by the board in making its determination to approve the merger. Neither Raymond James' opinion nor the analyses described above should be viewed as the only factor considered by the board or Macrocure management's views with respect to Macrocure, Leap or the merger. Raymond James provided advice to Macrocure with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the Board or that any specific percentage of Leap common stock constituted the only appropriate consideration for the merger. Macrocure placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

        The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on August 29, 2016, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Leap since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

        During the two years preceding the date of Raymond James' written opinion, there were no material relationships or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Raymond James and any party to the merger, other than the March 22, 2016 engagement letter between Raymond James and Macrocure entered into in connection with the merger.

        For services rendered in connection with the delivery of its opinion, Macrocure paid Raymond James an investment banking fee of $500,000 upon delivery of its opinion. Macrocure will also pay Raymond James a fee of $100,000 for advisory services in connection with the merger, which is contingent upon the closing of the merger. Macrocure also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

        Raymond James, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Raymond James may trade in the securities of Macrocure or Leap for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Macrocure, Leap or other participants in the merger in the future, for which Raymond James may receive compensation.

  Certain Forecasts

        Leap, as a matter of course, does not prepare or make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainties of the new drug development, approval and commercialization processes, as well as other uncertainties associated with underlying assumptions and estimates.

        Certain assumptions and financial estimates were prepared by the management of Leap and shared with Raymond James, which were thereafter adjusted and incorporated into the projections (the "Projections") utilized by Raymond James in connection with Raymond James' evaluation of the fairness of the merger consideration from a financial point of view to the holders of Macrocure ordinary shares. Raymond James was authorized by Macrocure to use and rely upon such Projections for purposes of its analyses without independent verification. The inclusion of information about the Projections in this prospectus, however, should not be regarded as an indication that any of Leap, Macrocure or any recipient of this information considered, or now considers, the Projections to be predictive of actual future results.

        The Projections rely on numerous estimates and assumptions including, among others: launch dates of 2021 and 2023 for DKN-01 and TRX518, respectively; annual gross revenues at peak of $1,760 million for DKN-01 in 2028 and $2,300 million for TRX518 in 2029; royalties being paid to third parties in accordance with existing agreements; assumed cost of goods sold equal to 5.0% of total net revenues; a tax rate of 40.0% prior to giving effect to any utilization of available net-operating-loss cost carry forwards; accumulated operating expenses pre-launch of either drug of $275 million; and assumed operating expenses post-launch of both drugs: selling and marketing expense of $35 million each year, maintenance R&D equal to 3.0% of net revenue and G&A equal to $10 million each year. The Projections also reflect the royalties to be paid to Leap shareholders at the rates set forth in the royalty agreement; and the assumed cumulative probabilities of ultimately receiving regulatory approvals based on published historical success rates for oncology clinical trials, as well as discussions with Macrocure management, of 23.5% for DKN-01 and 18.0% for TRX518 for purpose of risk adjusting the amount of total net revenue, cost of goods sold and operating expenses.

        The Projections are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Projections reflect numerous estimates and assumptions that are inherently uncertain with respect to general business, economic, market and financial conditions and matters specific to Leap, including the revenues to be received following FDA approval, the likelihood of receiving FDA approval, and the other factors described or referenced under "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 19 of this prospectus and/or listed in this prospectus under the section entitled "Risk Factors" beginning on page 21, all of which are difficult to predict and many of which are beyond Leap's control. Leap and Macrocure cannot provide any assurance that the assumptions underlying the Projections are or were reasonable. Many of the assumptions reflected in the Projections are subject to change and none of the Projections reflect revised prospects for Leap or Leap's business, changes in general business or economic conditions or any other transactions or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. The Projections speak as of the date that they were utilized by Macrocure's financial advisor for purposes of its analysis. Leap and Macrocure assume no obligation, nor does either Leap or Macrocure intend, to update or otherwise revise the Projections. There can be no assurance that the results reflected in any of the Projections will be realized or that actual results will not materially vary from the Projections. Therefore, the inclusion of the Projections in this prospectus should not be relied on as predictive of actual future events nor construed as financial guidance.

        For the reasons described above, readers of this prospectus are cautioned not to rely on the Projections as predictive of actual future events. Neither Leap nor Macrocure has made, in the merger agreement or otherwise, any representation to the other, or to any other person concerning any of the Projections.

        The following table presents, subject to the foregoing, a summary of the Projections.

Projections
(in millions)
Fiscal Year Ended December 31,

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Total Net Revenue	—	—	—	—	$78	$122	$219	$355	$582	$967	$1,629	$2,791	$3,910	$3,910	$3,910
Total Unlevered After-Tax Income (Loss)	$(30)	$(55)	$(75)	$(115)	$(52)	$(34)	$58	$282	$303	$507	$872	$1,514	$2,131	$2,131	$2,131
Total Unlevered After-Tax Income (Loss) (Risk Adjusted)	$(30)	$(55)	$(58)	$(82)	$(20)	$(13)	$11	$65	$111	$130	$191	$325	$435	$435	$435

Approval of the New Leap Charter and Issuance of Leap Common Stock

        Concurrently with the execution of the merger agreement, Leap obtained all approvals and consents of its stockholders necessary to effect the merger and the other transactions contemplated by the merger agreement, including approval of the issuance of Leap common stock as merger consideration to the existing Macrocure shareholders and the amendment of the Leap charter to be in the form of the New Leap Charter. No further approvals by the holders of Leap common stock are required to consummate the merger or the other transactions contemplated by the merger agreement. However, if additional approvals should be required for any reason, the Leap shareholders, in their respective voting agreements, have agreed to take such action.

Ownership of Leap Following the Merger

        As of the date of the Registration Statement of which this prospectus forms a part, but after giving effect to the stock options to be granted to key executives of Leap in contemplation of the merger, entities affiliated with HealthCare Ventures owned shares of preferred stock and notes convertible into shares of Leap common stock equal to approximately 68.7% of the Leap common stock on a fully diluted basis and Eli Lilly owned shares of preferred stock convertible into shares of Leap common stock equal to approximately 10.1% of the Leap common stock on a fully diluted basis. The remaining 21.2% of the fully diluted Leap common stock was held by Leap employees in the form of Leap stock options.

        As a result of the equity investment, the Recap, the Pre-Closing Leap Share Conversion, the consummation of the merger and the adoption of Leap's 2016 Equity Incentive Plan, we expect that:

  •
  on a fully diluted basis, approximately 62.8% of the outstanding Leap common stock will be held by Leap equityholders (including the HealthCare Ventures funds) and approximately 29.2% of the outstanding Leap common stock will be held by Macrocure equityholders (other than holders of the out-of-the-money options); and

  •
  all outstanding shares of Leap preferred stock and all outstanding notes, including any dividends or interest accrued thereon, will convert into shares of Leap common stock.

        These percentages total 92%, rather than 100%, due to the 8% authorized for issuance post-closing pursuant to awards granted under Leap's 2016 Equity Incentive Plan. Without giving effect to the shares available for issuance under the Leap 2016 Equity Incentive Plan, Leap equityholders and Macrocure equityholders (other than holders of the out-of-the-money options) would own approximately 31.8% and 68.2% of the outstanding shares of Leap on a fully diluted basis. Entities affiliated with HealthCare Ventures will own approximately 58.3% of the capital stock of the combined company outstanding immediately following the closing, without giving effect to any shares that may be issuable upon the exercise of stock options or warrants or in connection with any future capital raises.

        In addition, Leap may also raise additional equity financing above the aforementioned $10.0 million in a private financing on similar terms that would close simultaneously with the consummation of the merger to further finance its operations. The dilution from any additional equity financing is not reflected in the percentage ownership calculations presented above.

Governance of Leap Following the Merger

  Name of Company; Headquarters

        Following the consummation of the merger, the parent company shall continue to be called Leap Therapeutics, Inc., and Macrocure Ltd. will become Leap's wholly owned subsidiary. M-CO Merger Sub Ltd. will cease to exist. Leap's headquarters will be at 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

  Board of Directors

        Leap and Macrocure have agreed that, upon the consummation of the merger, the board of directors of Leap will be composed of seven members. The members of the board are expected to be:

  •
  Christopher Mirabelli, currently the President and CEO and a director of Leap

  •
  Thomas Dietz, currently a director of Leap

  •
  John Littlechild, currently a director of Leap

  •
  James Cavanaugh, currently a director of Leap

  •
  Joseph Loscalzo, currently a director of Leap

  •
  Nissim Mashiach, currently the CEO of Macrocure

  •
  William Li, currently an advisor to Macrocure

        Christopher Mirabelli will serve as chairman of the board of directors of Leap after the merger.

        The board of directors of the combined company following the merger will have a standing audit committee, a compensation committee and a nominating and corporate governance committee. Thomas Dietz will serve as chair of the audit committee of the board of directors of Leap. John Littlechild will serve as chair of the compensation committee of the board of directors of Leap. James Cavanaugh will serve as chair of the nominating and corporate governance committee of the board of directors of Leap.

        For a discussion of the material interests of the directors of Macrocure in the merger that may be in addition to, or different from, their interests as equityholders, see the sections entitled "Financial Interests of Macrocure's Directors and Executive Officers in the Merger" beginning on Page 229 of this prospectus.

  Management

        Leap and Macrocure expect that following the merger Dr. Christopher Mirabelli will continue as President and Chief Executive Officer of Leap, Douglas E. Onsi will continue to serve as Chief Financial Officer of Leap and Augustine Lawlor will continue to serve as the Chief Operating Officer of Leap.

Dividend Policy Following the Merger

        Leap has never declared or paid any cash dividends on its capital stock. Leap currently intends to retain all available funds and any future earnings to support its operations and finance the growth and development of its business. Leap does not intend to pay cash dividends on its common stock for the foreseeable future. Any changes to Leap's dividend policy will be made at the discretion of the board of directors of Leap and will depend upon many factors, including the financial condition of Leap, earnings, legal requirements, including limitations imposed by Delaware law, and other factors the board of directors of Leap deems relevant.

Amendment and Restatement of Leap Charter and Bylaws

        Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, Leap's charter and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this prospectus. The New Leap Charter will, among other things, authorize 100,000,000 shares of common stock, authorize 10,000,000 shares of preferred stock and effectuate the Pre-Closing Leap Share Conversion Recap whereby each share of Leap common stock outstanding immediately prior to the merger (after giving effect to the Recap), will be automatically reclassified and changed into a number of shares of Leap common stock at a ratio that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock.

Closing and Effective Time of the Merger

        The closing of the merger will take place on a date to be specified by Leap and Macrocure, which shall be no later than the second business day following the satisfaction or (to the extent permitted by law) waiver by the party or parties entitled to the benefits thereof of the conditions to the closing of the merger (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Leap and Macrocure. Subject to the satisfaction or waiver of the conditions to the closing of the merger described in the section entitled "The Merger Agreement—Conditions to Consummation of the Merger" beginning on Page 105 of this prospectus, including the approval of the merger proposal by Macrocure shareholders at the special meeting, it is anticipated that the merger will close in early 2017. It is possible that factors outside the control of both companies could result in the merger being consummated at a different time, or not at all.

        The effective time will occur on the closing date of the merger as the parties may agree and specify in the articles of merger.

Regulatory Approvals

        Under the Companies Law, Macrocure and Merger Sub may not complete the merger without first making the following filings and notifications:

  •
  Merger Proposal.  Macrocure and Merger Sub are required to file with the Israeli Companies Registrar a "merger proposal" setting forth specified details with respect to the merger, on or before three days after the calling of the Macrocure Shareholder Meeting. Macrocure and Merger Sub filed the required merger proposal with the Israeli Companies Registrar on August 31, 2016. Under the Companies Law, a minimum of 50 days must elapse from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the merger can become effective, although the merger may not be effective until the expiration of 30 days from the date of the approval of the merger by Macrocure's shareholders.

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  Notice to Creditors.  In addition, each of Macrocure and Merger Sub is required to notify its creditors of the proposed merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review. Each of Macrocure and Merger Sub has notified its respective creditors of the merger in accordance with these requirements, to the extent applicable and, because Macrocure's ordinary shares are traded on the NASDAQ Global Market, it also published an announcement of the merger in the New York Daily News on September 3, 2016, within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar. Each of Macrocure and Merger Sub has notified the Israeli Companies Registrar of the notices to its respective creditors.

        Neither Leap nor Macrocure is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States, Israel or other countries to consummate the merger. In the United States, Leap must comply with applicable federal and state securities laws rules and regulations in connection with the issuance of shares of Leap's common stock in the merger, including the filing with the Commission of the Registration Statement of which this prospectus forms a part.

        Leap and Macrocure have agreed to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment that may be asserted under Israeli corporate law so as to enable the parties to the merger agreement to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement in accordance with its terms. However, Leap and Macrocure and their respective subsidiaries are not required under the merger agreement to agree to or otherwise be required to commit to, execute or consummate any sale, divestiture, disposition or arrangement if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Leap, Macrocure and their respective subsidiaries, taken as a whole. Further, the parties are not required to agree to any such actions with respect to the business or operations of Leap or Macrocure and their respective subsidiaries unless their effectiveness is conditioned on the consummation of the merger.

Federal Securities Law Consequences

        Following the effectiveness of the Registration Statement of which this prospectus forms a part, shares of Leap common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Leap common stock issued to any Macrocure shareholder who may be deemed an "affiliate" for the purposes of Rule 144 of the Securities Act of Leap after the completion of the merger. Persons who may be deemed "affiliates" of the combined company generally include individuals or entities that control, are controlled by or are under common control with, the combined company and may include the executive officers and directors of the combined company as well as its principal shareholders. See "Shares Eligible for Future Sale" beginning on Page 246 of this prospectus.

        This prospectus does not cover resales of Leap common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this prospectus in connection with any resale of Leap common stock.

Accounting Treatment

        The merger is being accounted for as an in-substance recapitalization of Leap, as the transaction is, in essence, an exchange of Leap common shares for cash. Apart from cash, the other assets and liabilities being acquired are nominal, and all Macrocure employees are expected to be terminated as of the effective time of the merger. Macrocure's cash and nominal assets and liabilities will be measured and recognized at their fair values as of the date of the merger, and consolidated with the assets, liabilities and results of operations of Leap after the consummation of the merger. Leap prepares its financial statements in accordance with GAAP, while Macrocure prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"). The nominal assets and liabilities remaining on the balance sheet of Macrocure as of September 30, 2016, and the historical operating results of Macrocure for the year ended December 31, 2015 and the nine months ended September 30, 2016 are not expected to differ materially from amounts that would have been derived under GAAP. Accordingly, there are no adjustments for the conversion from IFRS to GAAP reflected in the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

NASDAQ Market Listing

        Leap common stock is currently not traded on a stock exchange. Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap has submitted an application for such listing.

Transfer Agent and Registrar

        The transfer agent and registrar for Leap common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar's address is 17 Battery Pl Fl 8, New York, NY 10004.

Delisting and Deregistration of Macrocure Ordinary Shares

        If the merger is consummated, Macrocure ordinary shares will be delisted from NASDAQ and deregistered under the Exchange Act, and Macrocure will no longer be required to file periodic reports with the Commission.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

        The following section summarizes material provisions of the merger agreement, which is included in this prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of each of Leap, Merger Sub and Macrocure are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this prospectus. Macrocure shareholders are urged to read the merger agreement carefully and in its entirety as well as this prospectus before making any decisions regarding the merger, including the approval of the merger Proposal.

        The merger agreement is included in this prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Leap, Merger Sub or Macrocure. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

  •
  may not be intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate;

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  have been qualified by certain disclosures that were made between the parties in the merger agreement, which disclosures are not reflected in the merger agreement itself; and

  •
  may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

        Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this prospectus and in the documents of Macrocure incorporated by reference into this prospectus. See the section entitled "Where You Can Find More Information" beginning on Page 265 of this prospectus.

        This summary is qualified in its entirety by reference to the merger agreement.

Terms of the Merger

        Subject to the terms and conditions of the merger agreement, and in accordance with the Companies Law, at the effective time of the merger, Merger Sub will be merged with and into Macrocure, with Macrocure surviving the merger as a direct wholly owned subsidiary of Leap.

Completion and Effectiveness of the Merger

        Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, Leap's charter and bylaws will be amended and restated to be in substantially the forms attached as Annex C and Annex D, respectively, of the Registration Statement of which this prospectus forms a part. As a result of the amendment to the Leap charter, each share of Leap common stock issued and outstanding immediately prior to the effective time of the merger (including (a) shares of Leap common stock to be issued (i) upon the conversion of all issued and outstanding shares of Leap preferred stock and (ii) upon the conversion of all outstanding Leap notes and (b) shares of Leap common stock issued upon the exercise of all outstanding stock options (including those to be issued to key executives in contemplation of the merger)) will be reclassified and are expected to be exchanged for a number of Leap common stock at a ratio that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock. No fractional shares of Leap common stock will be issued in connection with this Pre-Closing Leap Share Conversion, and each holder of shares of Leap common stock converted pursuant to the Pre-Closing Leap Share Conversion who would otherwise have been entitled to receive a fraction of a share of Leap common stock will receive cash in lieu thereof in accordance with the New Leap Charter.

        The consummation of the merger will take place on a date to be specified by Leap and Macrocure, which shall be no later than the second business day following the satisfaction or (to the extent permitted by law) waiver by the party or parties entitled to the benefits thereof of the conditions to the closing of the merger (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Leap and Macrocure. The parties will cause the merger to be consummated by filing with the Israeli Registrar of Companies articles of merger meeting the requirements of Section 323(5) of the Companies Law, along with all other filings required under the Companies Law in connection with the merger. The merger will become effective at such time on the closing date.

        Leap and Macrocure are working to complete the merger as quickly as practicable and currently expect that the merger could be consummated near the end of 2016 or the beginning of 2017. However, Leap and Macrocure cannot predict the exact timing of the completion of the merger because it is subject to various conditions. It is possible that factors outside the control of Leap and Macrocure could result in the merger being consummated at a later time or not at all.

Allocation of the Merger Consideration Among Macrocure Equityholders

        Pursuant to the terms of the merger agreement, holders of (i) Macrocure ordinary shares will receive shares of Leap common stock, (ii) Macrocure options will become exercisable for shares of Leap common stock and (iii) Macrocure warrants will become exercisable for shares of Leap common stock. The number of shares of Leap common stock to be issued to all holders of Macrocure securities (including in respect of outstanding Macrocure options and warrants) will be determined pursuant to an exchange ratio that is based upon the number of shares of Leap common stock outstanding at the effective time of the merger, the amount of Macrocure's net cash as of a certain determination date and the fully diluted capitalization of Macrocure (excluding the out-of-the-money options) immediately prior to the effective time of the merger.

        At the effective time of the merger, each issued and outstanding Macrocure ordinary share will be converted into the right to receive that number of shares of Leap common stock as determined pursuant to the exchange ratio described in the merger agreement. No fractional shares of Leap common stock will be issued in connection with the merger. Instead, each Macrocure shareholder who otherwise would be entitled to receive a fractional share of Leap common stock (after aggregating all fractional shares of Leap common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of Leap common stock by the value of a share of Leap common stock as determined by the board of directors of Leap in good faith based on the value per share reflected by the merger and the other transactions contemplated by the merger agreement. For a more complete discussion of the consideration received by holders of capital stock of Macrocure, please refer to "The Merger—Merger Consideration."

        In connection with the merger, each Macrocure option outstanding and unexercised immediately prior to the closing, whether or not vested, automatically and without any action on the part of the holder, shall be converted into an option to purchase a number of shares of Leap common stock equal to the product of (a) the number of shares of Macrocure ordinary shares that were subject to such option and (b) the exchange ratio set forth in the merger agreement (with the resulting number rounded down to the nearest whole number of shares of Leap common stock) and the per-share exercise price will be equal to the quotient of (i) the per-share exercise price of the Macrocure option and (ii) the exchange ratio (with the resultant price rounded up to the nearest whole cent), and Leap will assume the Macrocure Share Incentive Plans, and the options granted thereunder in accordance with their terms. All options, in accordance with their terms as approved prior to the consummation of the merger, will vest at the effective time of the merger.

        In connection with the merger, each Macrocure warrant outstanding immediately prior to the closing shall be converted, automatically and without any action on the part of the holder, into a warrant to purchase a number of shares of Leap common stock equal to the product of (a) the number of Macrocure ordinary shares that were subject to such warrant and (b) the exchange ratio set forth in the merger agreement (with the resulting number rounded down to the nearest whole number of shares of Leap stock). The per share exercise price of each warrant will also be equitably adjusted. Leap will assume each Macrocure warrant in accordance with its terms.

Merger Consideration and Adjustment

        Following the consummation of the merger and the other transactions contemplated by the merger agreement (after giving effect to (i) the $10.0 million equity investment into Leap committed by certain affiliates of Leap or their designees (ii) the adoption of Leap's 2016 Equity Incentive Plan and (iii) options to be issued to key executives of Leap in contemplation of the merger), the current equityholders of Macrocure and the current equityholders of Leap are expected to own approximately 29.2% and 62.8%, respectively, of the combined company, assuming that Macrocure has net cash balance as of the closing date of the merger equal to or greater than $22.0 million. These percentages total 92%, rather than 100%, due to the 8% authorized for issuance post-closing pursuant to awards granted under Leap's 2016 Equity Incentive Plan. If Macrocure's net cash at the determination date is less than $22.0 million, the exchange ratio in the merger agreement proportionately adjusts on a linear basis to reduce the ownership percentage of the current equityholders of Macrocure. Assuming Macrocure has zero net cash (and Leap elected to waive its closing condition and consummate the merger), the current equityholders of Macrocure would own approximately 13% of the combined company. Consequently, the current equityholders (shareholders, optionholders and warrantholders (other than the holders of the out-of-the-money options)) of Macrocure will hold between approximately 13% and 35% of the Leap common stock, assuming exercise of the outstanding stock options, after consummation of the merger (but prior to giving effect to (i) the equity investment into Leap committed by certain affiliates of Leap and (ii) Leap's 2016 Equity Incentive Plan) based on Macrocure's net cash, as discussed below.

        The aggregate number of shares of Leap common stock that Leap issues in connection with the merger (including in respect of outstanding Macrocure options and warrants) will be determined by multiplying the percentage of the combined company that the current equityholders of Macrocure will own (subject to adjustment based on Macrocure's net cash) by a fraction, the numerator of which is the number of adjusted outstanding shares of Leap common stock (as described below) and the denominator of which is the percentage of the combined company that the current stockholders of Leap will own. The number of adjusted outstanding shares of Leap common stock will be equal to the sum of the total number of shares of Leap common stock outstanding immediately prior to the merger, plus the total number of shares of Leap common stock that are issuable upon exercise of Leap stock options. The exchange ratio for each Macrocure ordinary share will be determined by dividing (i) the aggregate number of shares of Leap common stock issued in connection with the merger (including in respect of outstanding Macrocure options and warrants) by (ii) the aggregate number of Macrocure ordinary shares, including Macrocure ordinary shares issuable upon the exercise of Macrocure warrants, Macrocure stock options (but not including the out-of-the-money options outstanding immediately prior to the consummation of the merger) and any other awards under Macrocure's Share Incentive Plans, in each case, outstanding immediately prior to the consummation of the merger, and will be calculated to the nearest 1/10,000 of a share.

        For illustrative purposes only, assuming Macrocure's net cash was determined to be $22.0 million or more, the exchange ratio for the Macrocure ordinary shares would have been approximately 0.1822 shares of Leap common stock for each Macrocure ordinary share. Therefore, if the merger had been consummated based on such calculation and you owned 1,000 Macrocure ordinary shares as of the effective time of the merger, you would have had the right to receive 182 shares of Leap common stock in exchange for your Macrocure ordinary shares plus cash in lieu of fractional shares. This example assumes a September 30, 2016 closing date and also assumes the following:

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  Macrocure's level of net cash as of the determination date is equal to or greater than $22.0 million;

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  17,932,079 ordinary shares of Macrocure are actually outstanding;

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  567,640 ordinary shares of Macrocure are subject to outstanding Macrocure "out-of-the-money" stock options;

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  963,464 ordinary shares of Macrocure are subject to outstanding Macrocure "in-the-money" stock options;

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  315,330 ordinary shares of Macrocure are subject to outstanding Macrocure warrants; and

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  6,500,000 shares of Leap common stock are actually outstanding or are subject to outstanding stock options (after giving effect to the Pre-Closing Leap Share Conversion and Recap described elsewhere in this prospectus).

        The exchange ratio will be determined, as discussed above and as described in the merger agreement, based upon the amount of "net cash" of Macrocure, which, as defined in the merger agreement, generally consists of Macrocure's cash and cash equivalents less expenses and liabilities, determined as of the closing date of the merger. For a more complete discussion of the determination of Macrocure's net cash, see the section entitled "Merger Agreement—Determination of Macrocure's Net Cash." In addition, one of the conditions to Leap obligations to consummate the merger is Macrocure's net cash as of the closing date being no less than $20.0 million as calculated pursuant to the provisions of the merger agreement.

        The following table illustrates the percentage ownership of the combined company by Macrocure's and Leap's current equityholders assuming various amounts of net cash of Macrocure as of the effective time of the merger.

	Macrocure Equityholder Ownership of Outstanding Shares of Combined Company		Leap Equityholder Ownership of Outstanding Shares of Combined Company
Macrocure's Net Cash as of Effective Time Calculated Pursuant to Merger Agreement	Prior to Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan	After Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan	Prior to Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan	After Giving Effect to (i) the $10.0 Million Equity Investment and (ii) Leap's 2016 Equity Incentive Plan
$20.0 million	33.0%	27.6%	67.0%	64.4%
$21.0 million	34.0%	28.4%	66.0%	63.6%
≥$22.0 million	35.0%	29.2%	65.0%	62.8%

        Macrocure's net cash balance at the effective time is subject to numerous factors, many of which are outside of Macrocure's control. Macrocure will issue a news release after the final determination of the exchange ratio announcing the final exchange ratio and Macrocure's net cash balance at the determination date. If Macrocure's net cash at the closing date is less than $20.0 million, based on the manner of calculating net cash pursuant to the merger agreement, Macrocure would be unable to satisfy a closing condition for the merger, and Leap could elect to terminate the merger agreement or waive the condition.

Determination of Macrocure's Net Cash

        Macrocure's net cash as of the effective time of the merger will be calculated as of the date that is approximately five business days prior to the consummation of the merger. The closing of the merger could be delayed if Macrocure and Leap are not able agree upon the amount of Macrocure's net cash prior to the effective time.

        Under the merger agreement, Macrocure's "net cash" is defined as the amount of its cash and cash equivalents, short-term investments of Macrocure and its subsidiaries, minus the aggregate amount of certain liabilities, including:

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  all accounts payable, as determined by IFRS or GAAP;

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  all indebtedness of Macrocure and its subsidiaries (including all principal, accrued interest thereon (and if such indebtedness is not prepayable, all remaining interest to be paid or accrued through maturity thereof)), and any other amounts payable to the holders of such indebtedness as a result of or in connection with, the consummation of the merger and the other transactions contemplated by the merger agreement

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  all out-of-pocket closing or transaction costs in connection with the merger agreement and the transactions contemplated thereby, including amounts payable to financial advisors (including investment banks), attorneys, accountants or proxy solicitors that are paid, incurred or expected to be incurred, payable or subject to reimbursement by Macrocure, excluding all fees and costs related to the Registration Statement and related documents (as classified in the merger agreement) and 50% of all costs and expenses incurred in connection with stockholder litigation relating to the merger agreement or the transactions contemplated thereby;

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  accrued expenses resulting from incurred but unbilled professional fees or operational costs pertaining to goods or services previously provided to Macrocure or any of its subsidiaries, projected through and as of the effective time of the merger;

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  all other long-term liabilities that would be reflected in a balance sheet;

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  all payment obligations under certain contracts disclosed by Macrocure, whether or not required on a balance sheet;

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  all payments to any employee, director and/or consultant of Macrocure or any Macrocure Subsidiary required to be made at or after the closing date pursuant to employment agreements or other arrangements;

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  all amounts payable in connection with any third-party consents, waivers, amendments, and the like, required to consummate the merger;

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  all lease and other payments under any leases of Macrocure or any of the Macrocure Subsidiaries, including, without limitation, any termination payments, balloon or similar payments;

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  all costs and expenses relating to the 104H Tax Ruling; and

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  all other liabilities and obligations, the amount of which is known and certain as of the effective time of the merger, and is unrelated to any action or omission of Leap.

Exchange of Shares in the Merger

        At the effective time of the merger, by virtue of the merger and without any action on the part of Leap, Merger Sub or Macrocure or the holders of any Macrocure ordinary shares, each issued and outstanding Macrocure ordinary share will be converted into the right to receive the number of fully paid and nonassessable shares of Leap common stock equal to the number of ordinary shares held by such holder multiplied by the exchange ratio.

        Promptly after the consummation of the merger, Continental Stock Transfer & Trust Company as the exchange agent for the merger, will establish an exchange fund to hold the merger consideration to be paid in connection with the merger to the holders of record of Macrocure ordinary shares (as of immediately prior to the consummation of the merger). The exchange fund will consist of shares of Leap common stock and cash to be paid in lieu of fractional shares of Leap common stock (if and as applicable).

        As promptly as practicable following the consummation of the merger, the exchange agent will mail to each holder of record of Macrocure ordinary shares a letter of transmittal and instructions for surrendering the record holder's stock certificates in exchange for the merger consideration. Upon proper surrender of a Macrocure share certificate, together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent's instructions, such share certificate will be cancelled and the holder of such share certificate will be entitled to receive (i) the number of whole shares of Leap common stock issuable to such holder pursuant to the merger and (ii) cash in lieu of any fractional share of Leap common stock issuable to such holder (if and as applicable).

        Following the consummation of the merger, each certificate representing shares of Macrocure ordinary shares that has not been surrendered will represent only the right to receive (i) shares of Leap common stock issuable pursuant to the merger and (ii) cash in lieu of any fractional share of Leap common stock to which the holder of any such certificate is entitled (if and as applicable). No interest shall be paid or accrued on any cash in lieu of fractional shares or any such unpaid dividends and distributions payable to holders of Macrocure share certificates.

        Any holder of Macrocure ordinary shares may be subject to withholding under the Internal Revenue Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the holder to whom such amounts would otherwise have been paid pursuant to the merger agreement.

        HOLDERS OF MACROCURE ORDINARY SHARES SHOULD NOT SURRENDER THEIR MACROCURE SHARE CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF MACROCURE SHARE CERTIFICATES.

Fractional Shares

        No fractional shares of Leap common stock will be issuable to holders of Macrocure ordinary shares pursuant to the merger. Instead, each holder of Macrocure ordinary shares who would otherwise be entitled to receive as merger consideration a fraction of a share of Leap common stock, after aggregating all fractional shares of Leap common stock issuable to such holder, will be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction and the value of a share of Leap common stock at the consummation of the merger agreement, as determined in good faith by Leap's board of directors and upon surrender of such holder's certificates representing Macrocure ordinary shares (if certificates were issued).

Representations and Warranties

        The merger agreement contains generally reciprocal representations and warranties, except as otherwise indicated below. Each of Leap and Macrocure has made representations and warranties regarding, among other things:

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  corporate organization, standing and corporate or other organizational power;

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  ownership of subsidiaries;

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  capital structure;

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  authority with respect to the execution and delivery of the merger agreement and the due and valid execution and delivery of the merger agreement;

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  absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws;

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  required regulatory filings and consents and approvals of governmental entities;

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  accuracy of Commission and other regulatory reports;

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  fair presentation of financial statements;

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  GAAP compliance with respect to financial statements (solely in the case of Leap);

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  IFRS compliance with respect to financial statements (solely in the case of Macrocure);

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  any advisors' fees payable in connection with the merger;

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  absence of certain changes and events from January 1, 2016 to the date of the merger agreement;

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  conduct of business in the ordinary course since the date of the most recent audited financial statements;

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  absence of pending, or knowledge of pending, legal proceedings;

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  tax matters;

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  labor and benefits matters, including matters related to employee benefit plans, and compliance with ERISA and other employment laws;

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  internal controls and disclosure controls and procedures;

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  compliance with applicable laws and licenses;

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  certain material contracts;

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  environmental liabilities;

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  inapplicability of state takeover statutes;

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  accuracy of information supplied or to be supplied for use in this prospectus and any amendments or supplements hereto;

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  absence of certain transactions, contracts or arrangements with affiliates;

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  intellectual property;

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  compliance with laws and regulatory compliance

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  compliance with healthcare laws and requirements related to quality and safety of products;

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  compliance with anti-corruption laws;

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  insurance matters;

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  accuracy of books and records;

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  grants and subsidies matters; and

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  receipt of an opinion from Raymond James as to the fairness, from a financial point of view, of the merger consideration to Macrocure holders of Ordinary Shares (solely in the case of Macrocure).

        The merger agreement also contains certain representations and warranties of Merger Sub, including, without limitation, those relating to corporate organization, lack of prior business activities, capitalization, absence of material assets or liabilities and authority with respect to the execution and delivery of the merger agreement.

        Many of the representations and warranties in the merger agreement are qualified by a "materiality" or "material adverse effect" standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material or, individually or in the aggregate (or with respect to certain specified representations, individually but not in the aggregate), would have a material adverse effect, as the case may be). For purposes of the merger agreement, a "material adverse effect" means, with respect to a person, any events or developments that, individually or in the aggregate, prevent or materially delay the ability of such person to consummate the merger and the other transactions contemplated by the merger agreement, or have a material adverse effect on the business, properties, assets (including intangible assets), capitalization, liabilities, financial condition or results of operations of such person and its subsidiaries, taken as a whole, except that the definition of "material adverse effect" excludes any effect that results from or arises in connection with:

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  changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole;

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  changes in or affecting the industries in which such Person operates to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect; and

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  changes, effects or circumstances resulting from the announcement or pendency of this agreement or the consummation of the Transactions or compliance with the terms of this agreement.

Conduct of Business

        Each of Leap and Macrocure has agreed to certain covenants in the merger agreement governing the conduct of its respective business between the date of the merger agreement and the effective time of the merger. In general, each of Leap and Macrocure has agreed to (i) conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, except in each case, as required by law, as expressly contemplated or permitted by the merger agreement, as disclosed in writing to the other party prior to the signing of the merger agreement or as consented to in writing by the other party. Leap has also agreed to use commercially reasonable efforts to perform its development plan, except as required by law, as expressly contemplated or permitted by the merger agreement and as disclosed in writing to Macrocure prior to the signing of the merger agreement, or as otherwise consented to by Macrocure.

        In addition, each of Leap and Macrocure has agreed to specific restrictions relating to the conduct of its business and its subsidiaries' businesses, between the date of the merger agreement and the effective time of the merger except in each case, as required by law, as expressly contemplated or permitted by the merger agreement, as disclosed in writing to the other party prior to the signing of the merger agreement or as consented to in writing by the other party.

        Leap has agreed that it will not, and will not permit of any of its subsidiaries to:

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  issue or grant any shares of its capital stock or other securities, except for shares of common stock, stock options, warrants or other securities that are either exercisable for its common stock or will convert into its common stock prior to the consummation of the merger;

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  adjust, split, combine or reclassify any of its capital stock, other than as will be effected prior to the consummation of the merger (including, without limitation, any such adjustment, split, combination or reclassification pursuant to the its pre-closing share exchange and conversion pursuant to the terms of the merger agreement);

  •
  make, declare or pay any dividend, or make any other distribution (including interest) on, or directly or indirectly redeem, purchase or otherwise acquire, any outstanding security, except (i) dividends paid by any of its subsidiaries to Leap itself or to another subsidiary, (ii) conversions and exchanges of securities of Leap pursuant to merger agreement, (iii) any stock dividend declared and paid prior to the consummation of the merger, (iv) forfeitures and cashless settlements made in connection with its issued and outstanding options pursuant to the merger agreement, and (v) pursuant to, and in connection with, the royalty agreement and the right to receive royalties in accordance with the terms thereof;

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  amend its charter or bylaws, except as contemplated by, or required for its compliance with, the merger agreement;

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  enter into or amend any contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger and the related transactions;

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  implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

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  incur any indebtedness for borrowed money other than (i) under the convertible promissory note outstanding as of the execution of the merger agreement and (ii) debt to be paid off prior to the consummation of the merger;

  •
  amend the license agreement by and between it and Eli Lilly and Leap, dated as of January 3, 2011;

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  amend any of the related party agreements references in its disclosure letter to the merger agreement, or enter into any new agreements with a related party, except (i) as permitted or necessary under the merger agreement (ii) with respect to the compensation payable to any of its non-employee directors, (iii) to provide for indemnification of its officers and directors, (iv) as required by any third party investor participating in its outside financing and (v) as would not adversely affect its rights or obligations thereunder;

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  enter into, amend, or terminate an agreement, obligation, or series of related transactions that would cause it to have an upward or downward deviation of more than twenty percent (20%) from the aggregate expense forecast for the period(s) presented in the development plan previously provided to Macrocure; or

  •
  agree, commit, resolve or propose to take any of the actions prohibited above.

        Macrocure has agreed that it will not, and will not permit of any of its subsidiaries to:

  •
  incur any indebtedness or make any loan or advance or enter into any swap or hedging transaction;

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  adjust, split, combine or reclassify any of its capital stock or other issued and outstanding securities;

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  make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any outstanding security, except for forfeitures and cashless settlements in connection with its issued and outstanding warrants;

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  issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (i) any of its outstanding securities or (ii) any rights that are linked in any way to the price of any share capital of its outstanding securities, except (A) pursuant to the exercise of options outstanding as of the date of the merger agreement, (B) for issuances between its wholly owned subsidiaries, (C) as set forth in its disclosure letter to the merger agreement;

  •
  solicit, initiate or facilitate any inquiries, proposals or offers to purchase or otherwise acquire any of its outstanding securities or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option or other similar agreement in connection with the issuance, sale or grant thereof;

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  except as set forth in its disclosure letter to the merger agreement, (i) increase the compensation or benefits of any of its directors, officers or employees, or enter into, establish, amend or terminate any of its employee benefit plans for or in respect of any shareholder, officer, director, other employee, agent, consultant or affiliate, other than as required under such plans as were in effect as of the date of the merger agreement , (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any of its employee benefit plans or (iii) hire any new employees;

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  sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, or release any material indebtedness, other than to a subsidiary or in the ordinary course of business consistent with past practice;

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  enter into any material new line of business;

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  settle any claim, action or proceeding if such settlement would require any payment by it or any subsidiary of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate it or any subsidiary to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on its business, or would not provide it or its subsidiaries with a full release from any and all liability arising in connection with any such claim, action or proceeding;

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  directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any third party, or make any capital expenditures;

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  amend its charter or the similar organizational documents of any material subsidiary in any material respect;

  •
  enter into or amend any contract or take any other action if such contract, amendment or action would reasonably be expected to (i) prevent or materially impede, interfere with, hinder or delay the consummation of the merger or any of the other transactions, other than in accordance with its non-solicitation obligations, or (ii) give rise to any obligation or liability that would survive the consummation of the merger;

  •
  implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable law, IFRS or GAAP (as applicable) or regulatory guidelines;

  •
  enter into or amend any contract to the extent the consummation of the merger or any related transactions, or its compliance with the provisions of the merger agreement, would reasonably be expected to violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default under, result in the termination or cancelation under, accelerate the performance required by, or result in the creation of any lien upon its material properties or assets, any provision of such contract or amendment;

  •
  apply for, negotiate or receive a tax ruling from the Israeli Tax Authority on its own behalf or on behalf of any of its shareholders or directors, officers or employees, other than those expressly contemplated by the provisions of the merger agreement;

  •
  apply for or receive a grant; or

  •
  agree, commit, resolve or propose to take any of the actions prohibited by the above.

No Solicitation of Takeover Proposals

        Pursuant to the non-solicitation provisions set forth in the merger agreement, Macrocure has agreed that it will not, nor will it cause its subsidiaries or affiliates to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a takeover proposal (as discussed below), (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, or for the purposes of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a takeover proposal or (iii) execute or enter into any acquisition agreement (as discussed below), and Macrocure will use reasonable best efforts to cause its representatives to do the same.

        An acquisition agreement means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, a takeover proposal. The merger agreement also requires Macrocure and its subsidiaries, affiliates and representatives to immediately (i) cease any solicitation, discussions or negotiations with any persons that may be ongoing with respect to a takeover proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a takeover proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person in connection with a takeover proposal and (iii) terminate all physical and electronic dataroom access previously granted to any such person, its subsidiaries and/or its representatives.

        A takeover proposal means any proposal or offer with respect to any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Macrocure or Leap (as the case may be) and its subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of 20% or more of the outstanding or newly issued Macrocure ordinary shares or Leap common stock, or the outstanding voting power of Macrocure or Leap (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such Macrocure ordinary shares or Leap common stock or other securities representing such voting power), (iii) tender offer or exchange offer that if consummated would result directly or indirectly in any person or group (or the shareholders of any person or group) beneficially owning 20% or more of the outstanding Macrocure ordinary shares or Leap common stock or the outstanding voting power of Macrocure or Leap or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Macrocure or Leap or any of its subsidiaries.

        The merger agreement requires that Macrocure promptly (and in any event within 48 hours) notify Leap in writing of its receipt of any takeover proposal and provide to Leap an unredacted copy of the takeover proposal, if made in writing, and unredacted copies of all written materials constituting or containing terms or conditions with respect to such takeover proposal exchanged between Macrocure and any third party in connection with a takeover proposal, and a written summary of all material terms and conditions of any such takeover proposal, to the extent these are not made in writing. In addition, the merger agreement requires Macrocure to inform Leap on a prompt basis, from and after such notice, of material developments with respect to any such takeover proposal or any material substantive discussions or negotiations relating to any such takeover proposal.

        Notwithstanding the non-solicitation provisions described above, if at any time prior to obtaining Macrocure's shareholder approval of the merger, Macrocure receives a bona fide written takeover proposal not resulting in any material respect from a breach of the non-solicitation provisions of the merger agreement, Macrocure or any of its subsidiaries or transaction representatives is permitted to enter into an acceptable confidentiality agreement and furnish information with respect to Macrocure and enter into discussions with the person or group making such bona fide written takeover proposal and engage in or otherwise participate in discussions or negotiations with the person or group making such takeover proposal if the Macrocure board determines in good faith (after consultation with its outside counsel and financial advisors) that such takeover proposal constitutes, or is reasonably likely to lead to, a superior proposal (as discussed below) and the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties of an Israeli company under Israeli law. In any such event, Macrocure must promptly (but in any event within 48 hours) provide to Leap any information that is provided to any person or group given such access which was not previously provided to Leap.

        A superior proposal means any bona fide takeover proposal by a third party, the receipt of which by Macrocure did not result in any material respect from its breach of the non-solicitation provisions of the merger agreement and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and Macrocure, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Macrocure ordinary shares or more than 50% of the consolidated assets of Macrocure and its subsidiaries (based on the fair market value thereof) for consideration consisting of cash and/or securities that the Macrocure board determines in good faith (after consultation with its outside counsel and financial advisors) is more favorable to Macrocure's shareholders from a financial point of view than the merger agreement, taking into account all legal, regulatory, financial and other aspects of such proposal and of the merger agreement deemed relevant by the Macrocure board or any such committee, as well as any changes to the terms of the merger and the related transactions irrevocably proposed by Leap in response to such offer.

        Leap's board of directors will not, nor will any committee thereof, (i) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any takeover proposal of Leap, (ii) refrain from recommending against any takeover proposal of Leap that is a tender offer or exchange offer within 10 business days after the commencement thereof or (iv) enter into or propose publicly to execute or enter into (or cause or permit Leap or any of its subsidiaries to execute or enter into or propose publicly to execute or enter into) an acquisition agreement (other than any confidentiality agreement containing terms comparable to Leap's confidentiality agreement with Macrocure).

Efforts to Complete the Merger

        Leap and Macrocure have each agreed to:

  •
  take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement;

  •
  take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the merger agreement or any transaction contemplated by the merger agreement and, if any takeover statute or similar statute or regulation becomes applicable to the merger agreement or any transaction contemplated by the merger agreement, take all action necessary to ensure that the merger and the other transactions contemplated by the merger agreement may be consummated as promptly as practicable;

  •
  provide all necessary notices, reports, registrations, submissions of information, applications and other filings to, and obtain as promptly as practicable all consents, licenses, permits, waivers, approvals, clearances, and authorizations, orders or nonactions from, any governmental entity or other person that are required to be obtained by Leap, Merger Sub or Macrocure, or any of their respective subsidiaries, in connection with the consummation of the merger and the other transactions contemplated by the merger agreement, including (i) obtaining the Israeli Registrar of Companies' approval of the merger and issuance of a certificate evidencing the merger in accordance with Section 323(5) of the Companies Law and (ii) obtaining the Section 104H Tax Ruling from the Israeli Tax Authority;

  •
  prosecute all such filings and consents with all appropriate diligence;

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  furnish all information required to be furnished in connection with the consents of or filings with any governmental entity, and promptly cooperate with and furnish information in connection with any such requirements imposed upon either of them or any of their respective subsidiaries in connection with the merger agreement and the transactions contemplated by the merger agreement;

  •
  execute and deliver any additional instruments necessary to consummate the merger and the other transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement;

  •
  facilitate obtaining any final order, writ, judgment or decree approving the transactions contemplated by the merger agreement;

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  defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed;

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  take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every impediment that may be asserted by any governmental entity in order to enable the parties to consummate, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement, including proposing, negotiating, committing to and effecting any terms, conditions, obligations, commitments or liabilities or the entry into any other arrangements, as are necessary or reasonably advisable in order to obtain the consents, avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction that would otherwise have the effect of materially delaying or preventing the consummation of the merger and the other transactions contemplated by the merger agreement (subject to certain exceptions described below); and

  •
  make all filings and deliver all notices required under all applicable antitrust laws and take all necessary actions to cause the expiration or termination of the applicable waiting periods under any applicable antitrust laws or to obtain any consents required under any antitrust laws.

Disclosure Documents

        Each of Leap and Macrocure shall cooperate and use their reasonable best efforts to prepare, and Macrocure agreed to cause to be furnished to the Commission, a proxy statement as an exhibit to a Report of Foreign Private Issuer on Form 6-K, and each of Leap and Macrocure agreed to cooperate and use their reasonable best efforts to prepare, and work together to cause to be filed with the Commission this Registration Statement in connection with the registration under the Securities Act, as amended, of the shares of Leap common stock to be issued by virtue of the merger. Leap and Macrocure agreed to use their reasonable best efforts to complete the foregoing as promptly as practicable, no later than 30 days after signing of the merger agreement. Each of Leap and Macrocure agreed to use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, after such filing. Each of Leap and Macrocure agreed to furnish all information concerning itself and their subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and proxy statement.

Merger Proposal

        Pursuant to the merger agreement, Macrocure and Merger Sub were required, as promptly as practicable after the execution and delivery thereof, to cause the merger proposals (in the Hebrew language) to be executed in accordance with Section 316 of the Israeli Companies Law. In addition, Macrocure and Merger Sub were required, as promptly as practicable after the execution and delivery of the merger agreement, to call a general meeting of its shareholders and Merger Sub shall call a general meeting of its shareholders, and each of Macrocure and Merger Sub shall deliver the merger proposals to the Israeli Registrar of Companies within three days from the calling of such shareholder meetings in accordance with Section 317(a) of the Israeli Companies Law.

        Macrocure and Merger Sub were also each required to cause a copy of their respective merger proposal to be delivered to each of their respective secured creditors, if any, no later than three days after the date on which the merger proposals are delivered to the Israeli Registrar of Companies, and each of their respective material creditors, if any, no later than three days after the date on which the merger proposals were delivered to the Israeli Registrar of Companies, and to promptly inform their respective non-secured creditors of their respective merger proposal and its contents in accordance with Section 318 of the Israeli Companies Law. No more than three business days following the date on which such notice is sent to the creditors, Macrocure and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law.

        In addition to the foregoing, Macrocure and, if applicable, Merger Sub, shall:

  •
  publish a notice to its creditors, stating that a merger proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the merger proposal at the office of the Israeli Registrar of Companies, Macrocure's registered offices or Merger Sub's registered offices, as applicable, and at such other locations as Macrocure or Merger Sub, as applicable, may determine, in (i) two daily Hebrew newspapers, on the day that the merger proposals are submitted to the Israeli Registrar of Companies, (ii) a popular newspaper in the United States, no later than three business days following the day on which the merger proposals were submitted to the Israeli Registrar of Companies, and (iii) if required, in such other manner as may be required by any applicable law and regulations; and

  •
  within four business days from the date of submitting the merger proposals to the Israeli Registrar of Companies, send a notice by registered mail to all of the "material creditors" (as such term is defined in the Israeli Companies Law) that Macrocure or Merger Sub, as applicable, is aware of, in which it shall state that a merger proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the merger proposal at such additional locations, if such locations were determined in the notice referred to above.

Meeting of Macrocure's and Merger Sub's Shareholders

        Macrocure is obligated under the merger agreement to call, give notice of and hold a meeting of its shareholders for the purposes of voting on the merger agreement and the transactions contemplated thereby to be held (on a date selected by Macrocure and consented to by Leap) as promptly as practicable after the date of the merger agreement, but no earlier than 35 days from the filing of the merger proposals. Macrocure has agreed to use its best efforts to solicit from its shareholders proxies for voting on the matters to be voted on at its shareholder meeting. No later than three days after the approval of the merger by Macrocure's shareholders at such meeting, Macrocure shall inform the Israeli Registrar of Companies that such approval has been obtained.

        No later than three days after the approval of the merger agreement, the merger and other transactions contemplated by the merger agreement by Merger Sub's sole shareholder, Merger Sub shall inform the Israeli Registrar of Companies of such decision of Merger Sub's sole shareholders with respect to the merger.

Regulatory Approvals

        Neither Leap nor Macrocure is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States, Israel or other countries to consummate the merger. In the United States, Leap must comply with applicable federal and state securities laws and NASDAQ rules and regulations in connection with the issuance of shares of Leap common stock in the merger, including the filing with the Commission of the Registration Statement of which this prospectus forms a part.

Macrocure Share Incentive Plans, Stock Options and Warrants

        Upon consummation of the merger, Leap shall assume Macrocure's 2008 and 2013 Share Incentive Plans and all obligations of Macrocure thereunder. As soon as practicable after the consummation of the merger, Leap shall deliver appropriate notices to the holders of Macrocure options setting forth such holders' rights under the merger agreement, and the option award agreements held by such holders shall continue in effect on the same terms and conditions, subject to the following adjustments.

        Each outstanding option and warrant, whether or not vested, to purchase Macrocure ordinary shares unexercised prior to the consummation of the merger shall be converted into an option or warrant, as applicable, to purchase Leap common stock. All rights with respect to each Macrocure option or warrant shall be assumed by Leap in accordance with its terms. Accordingly, from and after the consummation of the merger each option or warrant assumed by Leap may be exercised solely for shares of Leap common stock.

        The number of shares of Leap common stock subject to each outstanding Macrocure option or warrant assumed by Leap shall be determined by multiplying the number of Macrocure ordinary shares that were subject to such option or warrant, as applicable, by the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Leap common stock. The per share exercise price for the Leap common stock issuable upon exercise of each Macrocure option or warrant assumed by Leap shall be determined by dividing the per share exercise price of the Macrocure ordinary shares subject to such option or warrant, as applicable, by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option assumed by Leap shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option shall, subject to certain exceptions set forth in the merger agreement, otherwise remain unchanged. Likewise, any restriction on any warrant assumed by Leap shall continue in full force and effect and the term and other provisions of such warrant shall otherwise remain unchanged.

Leap Stock Options

        Each outstanding option, whether or not vested, to purchase Leap common stock unexercised prior to the Pre-Closing Leap Share Conversion shall be converted into an option to purchase a number of shares of Leap common stock determined by multiplying the number of shares of Leap common stock that were subject to such option, by the conversion ratio and rounding the resulting number down to the nearest whole number of shares of Leap common stock. The per share exercise price for the Leap common stock issuable upon exercise of each Leap option shall be determined by dividing the per share exercise price of the shares of Leap common stock subject to such option by the conversion ratio and rounding the resulting exercise price up to the nearest whole cent.

Israeli Tax Rulings

        Macrocure instructed its Israeli counsel to prepare and file with the Israeli Tax Authority (the "ITA") an application for a ruling confirming, among other things, that the conversion of Macrocure Section 102 Options shall not be regarded as a violation of the provisions of Section 102 and the "requisite holding period" (as such term is defined in Section 102) so long as that such options will be deposited with the Section 102 Trustee until (at least) the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the "Options Tax Ruling"). If the Options Tax Ruling is not granted prior to the consummation of the merger, Macrocure shall seek to obtain prior to the consummation an interim tax ruling confirming, among other things, that Leap and any person acting on its behalf shall be exempt from Israeli withholding tax in relation to the conversion of Macrocure Section 102 Options pursuant to the merger agreement (the "Interim Options Tax Ruling"). To the extent that prior to the consummation of the merger an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

        In addition, Macrocure instructed its Israeli counsel to prepare and file with the ITA an application for a ruling confirming, among others, that with respect to holders of Macrocure Ordinary Shares that are non-Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the ITA), (A) exempting Leap, the Exchange Agent and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or (B) clearly instructing Leap, the Exchange Agent and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Macrocure ordinary shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (we refer to this ruling as the Withholding Tax Ruling).

        Each of Leap and Macrocure has agreed to cause its Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation of any written or oral submissions or applications that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling will be subject to the prior written confirmation of Leap or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Neither Macrocure nor its representatives shall make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior review and consent of Leap's representatives. To the extent that Leap's representatives elect not to participate in any such meeting or discussion, Macrocure's representatives will provide Leap's representatives a full and accurate report of the discussions and/or meetings held with the ITA. Should the written consent of Leap to the final version of the Options Tax Ruling, the Interim Options Tax Ruling or the Withholding Tax Ruling be required, such consent shall not be unreasonably withheld, conditioned or delayed.

NASDAQ Listing

        Macrocure's ordinary shares are currently listed on The NASDAQ Global Market under the symbol "MCUR." Following the merger, Macrocure ordinary shares will be delisted from The NASDAQ Global Market.

        Pursuant to the merger agreement, Leap agreed to use its commercially reasonable efforts to cause the shares of Leap common stock being issued in the merger to be approved for listing on the NASDAQ stock market at or prior to the consummation of the merger. Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap has submitted an application for such listing.

Directors

        The merger agreement provides that Leap will take all necessary action to cause, upon consummation of the merger, the Leap board to be composed of seven (7) directors (staggered in three classes). The directors shall initially be Christopher Mirabelli (who will serve as Chairman of the board), James Cavanaugh, John Littlechild, Thomas Dietz and Joseph Loscalzo, Nissim Mashiach and William Li. If either Nissim Mashiach or William Li for any reason shall be unable to serve on the board upon the consummation of the merger, Macrocure may designate a substitute designee who is reasonably acceptable to Leap. Any such designee shall be initially assigned to the classes of directors having a three-year term and two-year term, and, as set forth in the New Leap Bylaws, for a period of two years after the consummation of the merger, at least one such designee shall serve on any pricing committee for future financings (which committee charter shall require approval of disinterested directors with respect to any financing involving an affiliate of Leap that is entered into during the two year period immediately following the consummation of the merger).

Other Covenants and Agreements

        The merger agreement contains certain other covenants and agreements, including covenants relating to:

  •
  cooperation between Leap and Macrocure in the preparation of this prospectus;

  •
  confidentiality and access by each party to certain information about the other party during the period prior to the consummation of the merger;

  •
  Macrocure will consult with Leap and use commercially reasonable efforts to keep Leap apprised of material developments regarding the defense or settlement of any shareholder litigation against Macrocure or its directors relating to the merger;

  •
  causing any dispositions of Macrocure ordinary shares and any acquisitions of Leap common stock, in each case resulting from the merger and the other transactions contemplated by the merger agreement by each individual who will or may become subject to reporting requirements under the securities laws to be exempt under Rule 16b-3 promulgated under the Exchange Act;

  •
  delivery of quarterly financials, together with applicable notes and a copy of the relevant management discussion and analysis, in compliance with GAAP or IFRS, to the other party within 45 days of the end of each calendar quarter; and

  •
  cooperation between Leap and Macrocure in connection with public announcements.

        Leap has also agreed to have made, as of the consummation of the merger agreement, an equity investment of at least $10.0 million from funds affiliated with HealthCare Ventures for shares of Leap common stock, having no preferential or contractual rights senior to the rights of shares of its common stock issued as merger consideration to the holders of Macrocure ordinary shares. At or prior to the consummation of the merger, Leap will grant to key members of management under its 2012 Equity Incentive Plan options to purchase Leap common stock representing in the aggregate approximately 9% of the share capital of Leap anticipated to be outstanding immediately following the consummation of the merger, calculated on a fully diluted basis (but without taking into account or treating as issued any of the shares issuable upon exercise of the assumed out-of-the money options as of the consummation of the merger).

        Leap has also agreed that it will assume all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the consummation of the merger now existing in favor of the current or former directors or officers of Macrocure, acting in such capacities.

        Prior to the consummation of the merger, Macrocure will purchase a directors' and officers' liability insurance policy covering the seven (7) year period following the consummation of the merger. Such insurance shall cover the acts or omissions of the former directors and officers of Macrocure who were covered under its liability insurance policy immediately prior to the consummation of the merger, on terms with respect to coverage and amount no less favorable than those of such policy in effect immediately prior to the consummation of the merger.

Conditions to Consummation of the Merger

        The obligations of Leap, Merger Sub and Macrocure to consummate the merger are subject to the satisfaction or waiver by each of the parties to the merger agreement of various conditions that include, in addition to other customary closing conditions, the following:

  •
  the certificate of merger shall have been received from the Israeli Registrar of Companies;

  •
  approval of the merger by the affirmative vote of holders of a majority of the outstanding Macrocure ordinary shares present and entitled to vote at the Macrocure Shareholder Meeting;

  •
  authorization for the listing on the NASDAQ of the shares of Leap common stock to be issued to Macrocure shareholders in the merger, subject to official notice of issuance;

  •
  the expiration of the thirty (30) day waiting period set forth in Section 323 of the Israeli Companies Law;

  •
  effectiveness of the Registration Statement of which this prospectus forms a part and no stop order suspending the effectiveness of the Registration Statement having been issued or proceedings for that purpose having been initiated or threatened by the SEC;

  •
  no material order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement being in effect;

  •
  Macrocure and Leap having agreed in writing the calculations of Macrocure's net cash and Leap's accounts payable as of the closing, or an independent accountant having delivered its report with respect to either calculation pursuant to the merger agreement;

  •
  the representations and warranties of the other party set forth in the merger agreement must be true and correct without reference to any qualification as to materiality, except where, with respect to certain representations of Leap and Macrocure, a failure to be true and correct would not have a material adverse effect on the party making the representations and warranties; and

  •
  the other party must have performed in all material respects all of its agreements and covenants required by the merger agreement and provided a certificate to such effect.

        In addition, Leap's obligation to consummate the merger is subject to the satisfaction or waiver of the following conditions at or prior to the effective time:

  •
  there must not have occurred, since the date of the merger agreement, any material adverse effect on Macrocure and its subsidiaries that is continuing; and

  •
  the minimum net cash of Macrocure is not less than $20.0 million, calculated pursuant to the terms of the merger agreement.

        In addition, Macrocure's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions at or prior to the effective time:

  •
  there must not have occurred, since the date of the merger agreement, any material adverse effect on Leap and its subsidiaries that is continuing;

  •
  Leap shall have consummated the equity investment of at least $10.0 million from funds associated with HealthCare Ventures;

  •
  all outstanding Leap notes have been converted and, after giving effect to the conversion of the Leap notes into shares of Leap common stock, Leap does not have any indebtedness for borrowed money as of the consummation of the merger;

  •
  Leap shall have completed the Pre-Closing Leap Share Conversion and Recap;

  •
  Leap shall have adopted its 2016 Equity Incentive Plan;

  •
  the net accounts payable of Leap as of immediately prior to consummation of the merger, calculated pursuant to the terms of the merger agreement, shall not be greater than $1.0 million;

  •
  the receipt by Macrocure of the Section 104H Tax Ruling from the Israeli Tax Authority, on terms that are reasonably satisfactory to Macrocure;

  •
  the employment agreements entered into by certain members of Leap's management team upon the signing of the merger agreement remain in full force and effect;

  •
  each of William Li and Nissim Mashiach (or an alternate, determined pursuant to the terms of the merger agreement) will be appointed to Leap's board of directors; and

  •
  each of Leap's shareholders shall have delivered to Leap a properly completed and signed Internal Revenue Service Form W-9 (or an applicable successor form).

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the approval of the Macrocure shareholders of the merger proposal, by action taken or authorized by the board of directors of the terminating party or parties under the following circumstances:

  •
  by mutual written consent of Leap and Macrocure;

  •
  by either Leap or Macrocure:

  •
  if any governmental entity issues a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the merger or the other transactions contemplated by the merger agreement, except that no party may terminate the merger agreement if such party's breach of its obligations proximately contributed to the issuance of such order;

  •
  if the holders of Macrocure ordinary shares fail to approve the merger proposal at Macrocure's Shareholder Meeting or any adjournment or postponement thereof at which the vote was taken; provided that Macrocure cannot terminate the merger agreement, unless Macrocure has paid, when known, the expense fee of up to $750,000, or (i) if a breach of its obligations under the merger agreement was the principal factor contributing to not obtaining its shareholders' approval, (ii) during the thirty (30) day period after the Macrocure shareholder approval is not obtained if Leap commences litigation against the Macrocure shareholders that are parties to the voting agreements alleging breach of such stockholders obligations under the voting agreements and during the ninety (90) days from the date such litigation is commenced, and (iii) if Macrocure failed to give effect to a proxy delivered by Leap pursuant to the rights granted to Leap under any voting agreement unless the failure is mandated pursuant to a court order; or

  •
  if the merger is not consummated by January 31, 2017, as such date may be extended for up to an additional ninety (90) days in the aggregate, provided that (i) no party may terminate the merger agreement if such party's breach of its obligations was the principal cause to the failure to close by such date, (ii) Macrocure may not terminate the merger agreement under this provision after the Macrocure Shareholder Meeting if its shareholders' approval is not obtained and (iii) Macrocure may not terminate the agreement under this provision if Macrocure has not received the requisite tax ruling, subject to certain exceptions. The date after which the parties may terminate the merger agreement under this provision is referred to as the end date.

  •
  by Leap or Macrocure if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties of Macrocure or Leap (as the case may be), such that the conditions to the consummation of the merger relating to such covenants or representations or warranties would not then be satisfied and such breach or inaccuracy is incapable of being cured, or is not cured, by the end date or, if capable of being cured by the end date such breaching party has not commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from the other party and thereafter is not continuing such good faith efforts;

  •
  by Leap if, prior to obtaining the approval of the Macrocure shareholders of the merger proposal, Macrocure's board adversely changes its recommendation that Macrocure's shareholders approve the merger and related transactions;

  •
  by Macrocure at any time prior to obtaining the approval of the Macrocure shareholders in connection with entering into an acquisition agreement with a third party in accordance with the non-solicitation provisions of the merger agreement, provided that Macrocure pays Leap the termination and expense fees discussed below; or

  •
  by Leap or Macrocure, on or at any time after the end date, if Macrocure has not received the Section 104H tax ruling from the Israeli Tax Authorities, on terms which are reasonably satisfactory to Macrocure; provided that Macrocure pays Leap the fees described below; and provided further that Macrocure may not terminate the merger agreement if Macrocure's breach of obligations under the merger agreement was a principal contributing factor to the failure to receive the tax ruling and that Leap may not terminate the merger agreement if certain of the closing conditions are not satisfied by the time that Leap is seeking its right to exercise the agreement or if Leap is unable to confirm in writing that certain conditions will be satisfied.

        If the merger agreement is validly terminated, the merger agreement will become void and have no effect, without any liability or obligation on the part of any party, except as expressly set forth therein (including any obligation of Macrocure to pay the termination fee or the expense fee, as described below), unless a party is in willful and material breach of any representation, warranty, covenant or agreement set forth in the merger agreement.

Fees and Expenses

        The merger agreement provides all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the fees and expenses, other than attorneys' and accountants' fees and expenses, associated with the printing and filing of this Registration Statement, the printing, furnishing and distribution of Macrocure's proxy statement as an exhibit to a Report of Foreign Private Issuer on Form 6-K shall be shared equally by Leap and Macrocure.

        In the event that the merger agreement:

  •
  is terminated by either Leap or Macrocure as a result of Macrocure's failure to obtain the requisite approval of its shareholders and Macrocure enters into a definitive agreement with respect to a takeover proposal or otherwise engages or agrees to engage in any transaction that constitutes a takeover within 12 months of the date the merger agreement is terminated;

  •
  is terminated by Macrocure in connection with its entering into a definitive agreement with respect to a superior competing proposal prior to receipt of the requisite approval of its shareholders; or

  •
  is terminated by Leap in the event that Macrocure's board adversely changes its recommendation that Macrocure's shareholders approve the merger and related transactions, other than when the change in such recommendation was made as a result of a material adverse effect on Leap,

Macrocure will pay Leap a termination fee equal to $1.2 million, plus, if not previously paid pursuant to the merger agreement, an expense fee equal to the lesser of (i) $750,000 and (ii) the aggregate of all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to Leap), incurred by Leap and Merger Sub in connection with or related to the authorization, preparation, negotiation, execution and performance of the merger agreement, any filings or submissions under applicable laws in connection with the transactions contemplated in the merger agreement or any other matters related thereto. The expense fee is also payable upon a termination by Leap of the merger agreement following a failed Macrocure shareholder vote, absent an adverse change in the recommendation of the Macrocure board as a result of a Leap material adverse effect.

        In the event that Leap terminates the merger agreement on or after January 31, 2017 due to Macrocure's failure to receive the Section 104H tax Ruling from the Israeli Tax Authority, Macrocure will pay to Leap $1.6 million within two business days after such termination.

Amendments, Extensions and Waivers

        The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time, provided that, after receiving the approval of Macrocure's shareholders to the merger, any amendment of the merger agreement that requires further approval of the Macrocure shareholders pursuant to applicable law will be effective only with the approval of such shareholders.

        At any time prior to the consummation of the merger, Leap (on behalf of itself and Merger Sub) and Macrocure may, to the extent legally allowed, (i) extend the time for performance of any obligations or other acts of such parties, (ii) waive any inaccuracies in the representations and warranties of such parties contained in the merger agreement and (iii) waive compliance by such parties with any of the agreements or conditions contained in the merger agreement.

No Third Party Beneficiaries

        The merger agreement is not intended to, and does not, confer upon any person other than Leap, Macrocure, and Merger Sub any rights or remedies, except as specifically provided by the merger agreement.

Specific Enforcement

        Leap and Macrocure acknowledged and agreed in the merger agreement that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy. Therefore, the parties fully intend for specific performance to be an available remedy for breaches of the merger agreement. In addition, the parties agreed that, prior to termination of the merger agreement, they will be entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement without proof of actual damages in addition to any other remedy to which they are entitled at law or in equity. The parties further agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledged and agreed that such agreements relating to specific performance are an integral part of the merger and the transactions contemplated by the merger agreement and that, without these agreements, the other party (in the case of Macrocure) or other parties (in the case of Leap and Merger Sub) would not have entered into the merger agreement. Each party further agreed that no other party or any other person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy relating to specific performance, and each party irrevocably waived any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Compliance with Deadlines

        The parties agreed that failure to comply with certain deadlines after using reasonable best efforts to comply will not be deemed a breach of the merger agreement so long as the party continues to use reasonable best efforts to cure such failure as promptly as possible.

SELECTED HISTORICAL FINANCIAL DATA OF LEAP

        The following table sets forth selected historical financial information of Leap for each of the periods presented (in thousands, except share and per share data). We have derived the statement of operations data for the years ended December 31, 2014 and 2015 and the balance sheet and other data as of December 31, 2014 and 2015 from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2015 and 2016 and the balance sheet and other data as of September 30, 2016 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our consolidated financial statements have been prepared in accordance with GAAP. Our historical results are not necessarily indicative of results that should be expected in the future, and the results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016.

        The following table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations—Leap" beginning on page 161 of this prospectus and Leap's audited consolidated financial statements for the years ended December 31, 2014 and 2015, unaudited consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2015 and 2016 and related notes beginning on page F-1 of this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands)
Statement of Operations Data:
Operating expenses
Research and development (including related party expenses of $0, $0, $0 and $63, respectively)	$6,714	$10,411	$7,616	$15,870
General and administrative (including related party expenses of $134, $98, $69 and $150, respectively)	918	1,511	879	3,311

Total operating expenses	7,632	11,922	8,495	19,181

Loss from operations	(7,632)	(11,922)	(8,495)	(19,181)
Interest income	—	1	—	2
Interest expense—related party	(73)	(129)	(91)	(722)

Net loss	$(7,705)	$(12,050)	$(8,586)	$(19,901)

Net loss per share attributable to common stockholders, basic and diluted(1)	$—	$—	$—	$—

Shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	—	—	—	—

(1)
There were no common shares of Leap outstanding during the years ended December 31, 2014 and 2015 or the nine months ended September 30, 2015 and 2016

	December 31,
			September 30, 2016
	2014	2015
	(in thousands)
Balance Sheet and other Data:
Cash	$238	$405	$965
Working capital (deficit)(2)	(4,359)	(5,174)	(26,027)
Total assets	1,138	1,260	2,733
Notes payable and accrued interest—related party	3,144	3,141	22,763
Total liabilities	4,668	5,668	27,177
Redeemable convertible preferred stock	33,060	65,881	69,364
Total stockholders' deficiency	(36,590)	(70,289)	(93,808)

(2)
We define working capital (deficit) as current assets less current liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MACROCURE

        The following tables set forth Macrocure's selected consolidated financial data. Macrocure derived the selected consolidated statements of loss and other comprehensive loss data for the years ended December 31, 2015, 2014 and 2013 and its selected consolidated statement of financial position data as of December 31, 2015 and 2014 from its audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Macrocure's selected consolidated statements of loss and other comprehensive loss data for the year ended December 31, 2012 and selected consolidated statement of financial position data as of December 31, 2013 and 2012 has been derived from Macrocure's audited consolidated financial statements not included in this prospectus. Macrocure derived the selected consolidated statements of loss and other comprehensive loss data for the nine months ended September 30, 2016 and 2015, and the summary consolidated statement of financial position data as of September 30, 2016, from Macrocure's unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. The unaudited condensed interim consolidated financial statements include, in the opinion of Macrocure's management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Macrocure has prepared its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

        Macrocure's selected consolidated statements of loss and other comprehensive loss data for the year ended December 31, 2011 and its selected consolidated statement of financial position data as of December 31, 2011 has been omitted from this prospectus because of Macrocure's status as an emerging growth company under the JOBS Act, and as per related guidance provided by the Commission.

        The information presented below is qualified by the more detailed historical consolidated financial statements of Macrocure set forth in this prospectus, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under "Information About Macrocure—Operating and Financial Review and Prospects" included elsewhere in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
	2015	2014	2013	2012	2016	2015
	(in thousands except share and per share data)
Consolidated Statements of Loss and Other Comprehensive Loss Data:
Operating expenses(1):
Research and development expenses, net	$15,369	$15,542	$9,303	$7,168	$—	$14,257
General and administrative expenses	5,720	5,374	4,567	1,631	4,181	5,116
Operating loss	(21,089)	(20,916)	(13,870)	(8,799)	(4,181)	(19,373)
Financing income (expenses), net	138	(4,504)	(4,305)	1,043	64	121
Loss before income tax	(20,951)	(25,420)	(18,175)	(7,756)	(4,117)	(19,252)
Taxes on income	(152)	(31)	(149)	—	(8)	(152)
Loss for the period	$(21,103)	$(25,451)	$(18,324)	$(7,756)	$(4,125)	$(19,404)
Other comprehensive income (loss)	$26	$(26)	$—	$—	—	26
Total comprehensive loss	$(21,077)	$(25,477)	$(18,324)	$(7,756)	$(4,125)	$(19,378)
Net loss per share (basic and diluted)	$(1.16)	$(2.15)	$(2.46)	$(1.05)	$(0.23)	$(1.06)
Weighted average number of ordinary shares used in computing loss per share, basic and diluted	18,248,340	11,863,372	7,444,042	7,421,088	18,249,159	18,248,068

	As of December 31,				As of September 30,
	2015	2014	2013	2012	2016
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$20,966	$10,868	$18,995	$15,322	$24,159
Working capital(2)	26,638	44,229	17,593	14,510	23,171
Total assets	28,149	48,699	20,738	17,709	24,299
Total current liabilities	1,279	2,488	1,971	1,499	1,125
Total non-current liabilities	—	—	—	3,114	—
Total shareholders' equity	26,870	46,211	18,767	13,096	23,174

(1)
Includes share-based compensation expense as follows:

	Year Ended December 31,				Nine Months Ended September 30,
	2015	2014	2013	2012	2016	2015
	(in thousands)
Research and development expenses, net	$386	$452	$0	$210	$0	$628
General and administrative expenses	1,334	1,211	2,648	31	429	1,219
Total share-based compensation expenses	1,720	1,663	2,648	241	429	1,847
(2)
Macrocure defines working capital as total current assets minus total current liabilities.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following selected unaudited pro forma condensed combined financial data for the year ended December 31, 2015, and as of and for the nine months ended September 30, 2016 give effect to the proposed merger of Merger Sub with and into Macrocure, which will be accounted for as a recapitalization of Leap. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read in conjunction with, the historical financial statements of Leap that appear elsewhere in this prospectus, the unaudited pro forma condensed combined financial statements that appear elsewhere in this prospectus, including the footnotes thereto, and the historical financial statements of Macrocure that appear elsewhere in this prospectus. See the sections entitled, "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements," for additional information.

        The following selected unaudited pro forma condensed combined balance sheet data as of September 30, 2016 combines the historical condensed balance sheets of Leap and Macrocure as of September 30, 2016, giving pro forma effect to the merger, including the equity investment of $10.0 million, as if the merger had been completed on September 30, 2016. The following selected unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2015 and the nine months ended September 30, 2016 combine the historical condensed statements of operations data of Leap and Macrocure for the same periods, giving pro forma effect to the merger, including the equity investment of $10.0 million, as if it had been completed on January 1, 2015.

        The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated in the unaudited pro forma condensed combined financial statements or that will be realized upon the consummation of the proposed merger.

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
	(in thousands)
Statements of Operations Data
Loss from operations	$(33,011)	$(23,362)
Net loss	$(33,024)	$(23,304)
Net loss attributable to common stockholders	$(33,024)	$(23,304)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.51)	$(2.69)

As of September 30, 2016
(in thousands)
Balance Sheet Data
Cash and cash equivalents(1)	$35,124
Working capital(1)(2)	$29,123
Total assets(1)	$36,510
Total liabilities	$6,323
Accumulated deficit	$(94,835)
Total stockholders' equity(1)	$30,187

(1)
Includes the impact of proceeds received from, and shares of Leap common stock issued in connection with the equity investment of $10.0 million.

(2)
We define working capital as current assets less current liabilities.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

        The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information of Leap common shares and Macrocure ordinary shares. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the merger and related transactions as if they had occurred on September 30, 2016 for book value per share data and as of January 1, 2015 for net loss per share data. The information in the table is based on, and should be read together with, the historical financial statements of Leap that appear elsewhere in this prospectus, the unaudited pro forma condensed combined financial statements that appear elsewhere in this prospectus, including the notes thereto, and the historical financial statements of Macrocure that appear elsewhere in this prospectus. See the sections entitled, "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements."

        The following unaudited pro forma net loss per share data for the year ended December 31, 2015 and the nine months ended September 30, 2016 was calculated using the historical condensed combined statements of operations data of Leap and Macrocure for the same periods, giving pro forma effect to the merger, including the equity investment of $10.0 million, as if it had been completed on January 1, 2015. The following unaudited pro forma book value per share data as of September 30, 2016 was calculated using the historical condensed combined balance sheets of Leap and Macrocure as of September 30, 2016, giving pro forma effect to the merger, including the equity investment of $10.0 million, as if it had been completed on September 30, 2016.

        The unaudited pro forma data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. Leap and Macrocure have not declared or paid any dividends during the periods presented.

	As of and for the year ended December 31, 2015	As of and for the nine months ended September 30, 2016
Leap(1)
Book value per share—historical(2)	$—	$—
Basic and diluted net loss per share—historical	—	—
Macrocure
Book value per share—historical(2)	$1.58	$1.29
Basic and diluted net loss per share—historical	$(1.16)	$(0.23)
Combined
Book value per share—pro forma(3)		$3.21
Basic and diluted net loss per share—pro forma	$(4.51)	$(2.69)
Macrocure Unaudited Pro Forma Equivalent Data per Share(4)
Book value per share—historical	$—	$0.59
Basic and diluted net loss per share—historical	$(0.82)	$(0.49)

(1)
There were no shares of Leap common stock outstanding during the year ended December 31, 2015 or the nine months ended September 30, 2016.

(2)
Historical book value per share is calculated by taking total shareholders' equity divided by total outstanding shares of common stock.

(3)
Combined pro forma book value per share is calculated by taking pro forma combined total shareholder' equity divided by pro forma combined total outstanding shares of common stock.

(4)
Macrocure Unaudited Pro Forma Equivalent Data per share is calculated by applying the assumed share exchange ratio of 0.1822 to the Combined unaudited pro forma data per share, calculated as of September 30, 2016.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        On August 29, 2016, Leap entered into a definitive merger agreement with Macrocure, a publicly held, clinical-stage biotechnology company based in Petach Tikva, Israel, and M-Co Merger Sub Ltd. ("Merger Sub"), a wholly owned subsidiary of Leap that was established for the sole purpose of effecting the merger of Macrocure with Merger Sub, with Macrocure continuing after the merger as a wholly owned subsidiary of Leap.

        The unaudited pro forma condensed combined balance sheet as of September 30, 2016 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2016 and for the year ended December 31, 2015, which give effect to the proposed merger of Merger Sub with and into Macrocure are presented herein. The proposed merger is being accounted for as an in-substance recapitalization of Leap, as the transaction is, in essence, an exchange of shares of Leap common stock (and options and warrants exercisable therefor) for cash. Apart from cash, the other assets and liabilities being acquired are nominal, and all Macrocure employees are expected to be terminated as of the effective time of the merger. Macrocure's cash and nominal assets and liabilities will be measured and recognized at their fair values as of the date of the merger, and combined with the assets, liabilities and results of operations of Leap after the consummation of the merger. The nominal assets and liabilities remaining on the balance sheet of Macrocure as of September 30, 2016, and the historical operating results of Macrocure for the year ended December 31, 2015 and the nine months ended September 30, 2016 are not expected to differ materially from amounts that would have been derived under GAAP. Accordingly, while the Macrocure historical audited and unaudited financial statements were prepared in accordance with IFRS, as issued by the IASB, there are no adjustments for the conversion from IFRS to GAAP reflected in the unaudited pro forma condensed combined financial statements included in this prospectus. See Note 1, "Description of the Transaction and Basis of Pro Forma Presentation", and Note 4, "Accounting Policies and Merger Pro Forma Adjustments" in the accompanying notes to unaudited pro forma condensed combined financial statements for additional information.

        The unaudited pro forma condensed combined balance sheet combines the unaudited condensed balance sheets of Leap and Macrocure as of September 30, 2016 and gives effect to the merger as if it had been completed on September 30, 2016. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the nine months ended September 30, 2016 combine the historical condensed statements of operations of Leap and Macrocure, giving pro forma effect to the merger as if it had been completed on January 1, 2015. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined company.

        The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and do not purport to represent what the financial position or results of operations would actually have been if the merger occurred as of the dates indicated or what such financial position or results would be for any future periods for the combined company. The unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of Leap and Macrocure, and should be read in conjunction with the:

  •
  accompanying notes to the unaudited pro forma condensed combined financial statements;

  •
  separate historical audited consolidated financial statements of Leap as of and for the years ended December 31, 2014 and 2015 included in this prospectus;

  •
  separate historical unaudited consolidated financial statements of Leap as of September 30, 2016 and for the nine months ended September 30, 2015 and 2016 included in this prospectus;

  •
  separate historical audited consolidated financial statements of Macrocure as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included in this prospectus;

  •
  separate historical consolidated unaudited financial statements of Macrocure as of September 30, 2016 and for the nine months ended September 30, 2015 and 2016 included in this prospectus; and

  •
  management's discussion and analysis of financial condition and results of operations for both Leap and Macrocure and "Risk Factors" included in this prospectus.

        The unaudited pro forma condensed combined financial statements and adjustments have been prepared based upon currently available information and certain assumptions, which are described in the accompanying notes. Given that the accounting treatment for the merger as an in-substance recapitalization of Leap, and related transactions, including the Royalty Agreement, are dependent upon certain valuations and analyses that have yet to be completed or have not progressed to a stage where there is sufficient information for a definitive measurement, the assumptions, estimates and adjustments reflected in the unaudited pro forma condensed combined financial statements are preliminary and subject to further revision as additional information becomes available and additional valuations and analyses are performed. Upon consummation of the merger, final analyses will be performed. The determination of the final merger accounting and actual results may differ materially from the assumptions, estimates and adjustments reflected in the unaudited pro forma condensed combined financial statements. Furthermore, the accompanying pro forma condensed combined statements of operations do not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods. In addition, the unaudited pro forma condensed combined financial statements do not reflect certain transactions that occurred subsequent to September 30, 2016. See Note 3, "Subsequent Transactions," in the accompanying notes to these unaudited pro forma condensed combined financial statements for additional information.

        The unaudited pro forma condensed combined statements of operations do not reflect certain amounts resulting from the merger that were determined to be of a non-recurring nature. In accordance with the terms of the merger agreement, immediately prior to the effective time of the merger, Leap will effect (i) the Recap, such that (a) all preferred stock of Leap then outstanding and (b) all of Leap's convertible promissory notes then outstanding, including accrued and unpaid interest, will convert into shares of Leap common stock, and (ii) the Pre-Closing Leap Share Conversion, such that each share of common stock issued and outstanding immediately prior to the closing, including shares subject to outstanding stock options, shall be converted into a fraction of a share of Leap common stock. Accordingly, all Leap share and per share amounts for all periods presented in these unaudited pro forma condensed combined financial statements and related notes have been adjusted retroactively, where applicable, to reflect the 1-for-15.3877 pre-closing Leap share conversion, which would have been the reverse stock split calculation if the merger were to have closed on September 30, 2016. The final reverse stock split will not be determined until the actual closing date. In addition, the pro forma condensed combined financial statements assume that there are no adjustments to the exchange ratios based on Macrocure's net cash at closing. The pro forma condensed combined financial statements, however, do give effect to the $10.0 million equity investment that is required as a condition to the consummation of the merger.

        Any additional equity that may be issued, whether at the time of consummation of the merger or otherwise, as part of a future financing is not reflected in the pro forma condensed combined financial statements. The issuance of any such shares of Leap common stock will have the effect, following their issuance, of increasing Leap's cash and cash equivalents by the amount of the net proceeds of any such financing and increasing the total number of shares outstanding for purposes of determining the amount of net loss/income per share. For example, if Leap raised an additional $30.0 million in a future financing (at a price per share similar to the price per share paid by Leap's existing stockholders as part of their required $10 million equity investment), whether at the time of consummation of the merger or otherwise, Leap's cash and cash equivalents would increase by the amount of the net proceeds received by Leap from any such future financing (after giving effect to any placement fee) and approximately 50.1% of the resulting outstanding Leap common stock will be held by Leap's pre-financing stockholders and option holders, approximately 23.3% of the resulting outstanding Leap common stock will be held by Macrocure shareholders, option holders and warrant holders, and approximately 20.2% of the resulting outstanding Leap common stock will be held by the investors participating in such $30 million future financing.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2016
(in thousands, except share and per share amounts)

	Historical
			Pro Forma Adjustments		Pro Forma Combined
	Leap	Macrocure		Note 4
Assets
Current assets:
Cash and cash equivalents	$965	$24,159	$10,000	(c)	$35,124
Other receivable	—	137			137
Prepaid expenses and other current assets	185	—	—		185

Total current assets	1,150	24,296	10,000		35,446
Property and equipment, net	119	3	—		122
Other assets	1,464	—	(522)	(e)	942

Total assets	$2,733	$24,299	$9,478		$36,510

Liabilities and stockholders' equity
Current liabilities:
Trade and accounts payable	$2,514	$1,125	$—		$3,639
Accrued expenses	1,900	—	784	(e)	2,684
Notes payable and accrued interest—related party	22,763	—	(22,763)	(a)	—

Total current liabilities	27,177	1,125	(21,979)		6,323
Convertible preferred stock, 42,500,000 shares authorized as of September 30, 2016
Series A redeemable convertible preferred stock, $0.001 par value; 9,000,000 shares designated; 9,000,000 shares issued and outstanding; liquidation preference of $11,619	11,619	—	(11,619)	(a)	—
Sereis B convertible preferred stock, $0.001 par value; 21,500,000 shares designated; 21,500,000 shares issued and outstanding; liquidation preference of $27,770	27,770	—	(27,770)	(a)	—
Sereis C convertible preferred stock, $0.001 par value; 12.000,000 shares designated; 11,781,984 shares issued and outstanding; liquidation preference of $29,975	29,975	—	(29,975)	(a)	—
Stockholders' equity (deficiency)
Common stock—Leap ($0.001 par value)	—	—	79	(a)	9
			(74)	(b)
			1	(c)
			3	(d)
Ordinary shares—Macrocure (NIS0.01 par value)	—	49	(49)	(d)	—
Additional paid-in capital	127	—	92,048	(a)	125,176
			74	(b)
			9,999	(c)
			23,171	(d)
			(1,206)	(e)
			963	(f)
Share premium	—	109,113	(109,113)	(d)	—
Capital reserve	—	5,501	(5,501)	(d)	—
Warrants held by shareholders	—	1,937	(1,937)	(d)	—
Accumulated other comprehensive loss	(163)	—			(163)
Accumulated deficit	(93,772)	(93,426)	93,426	(d)	(94,835)
			(100)	(e)
			(963)	(f)

Total stockholder's equity (deficiency)	(93,808)	23,174	100,821		30,187

Total liabilities, convertible preferred stock and stockholders' equity (deficiency)	$2,733	$24,299	$9,478		$36,510

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2015
(in thousands, except share and per share amounts)

	Historical
			Pro Forma Adjustments		Pro Forma Combined
	Leap	Macrocure		Note 4
Operating expenses:
Research and development	$10,411	$15,369	$—		$25,780
General and administrative	1,511	5,720	—		7,231

Total operating expenses	11,922	21,089	—		33,011

Loss from operations	(11,922)	(21,089)	—		(33,011)

Interest income	1	156	—		157
Interest expense	(129)	(18)	129	(g)	(18)

Loss before income taxes	(12,050)	(20,951)	129		(32,872)
Taxes on income	—	(152)			(152)

Net loss	$(12,050)	$(21,103)	$129		$(33,024)

Net loss per share attributable to common stockholders, basic and diluted(1)	—	$(1.16)			$(4.51)
Weighted average number of common shares outstanding—basic and diluted(1)	—	18,248,340			7,329,050	(h)

(1)
There were no shares of Leap common stock outstanding during the year ended December 31, 2015

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the nine months ended September 30, 2016
(in thousands, except share and per share amounts)

	Historical
			Pro Forma Adjustments		Pro Forma Combined
	Leap	Macrocure		Note 4
Operating expenses:
Research and development	$15,870	—	$—		$15,870
General and administrative	3,311	4,181	—		7,492

Total operating expenses	19,181	4,181	—		23,362

Loss from operations	(19,181)	(4,181)	—		(23,362)

Interest income	2	81	—		83
Interest expense	(722)	(17)	722	(g)	17

Loss before income taxes	(19,901)	(4,117))	722		(23,296)
Taxes on income	—	(8)			(8)

Net loss	$(19,901)	$(4,125)	$722		$(23,304)

Net loss per share attributable to common stockholders, basic and diluted(1)	—	$(0.23)			$(2.69)
Weighted average number of common shares outstanding—basic and diluted(1)	—	18,249,159			8,663,343	(h)

(1)
There were no shares of Leap common stock outstanding during the nine months ended September 30, 2016

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.     Description of the Transaction and Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined financial statements were prepared in accordance GAAP and pursuant to the rules and regulations of the Commission Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Leap and Macrocure, after giving effect to the merger. Leap's historical financial statements were prepared in accordance with GAAP, while Macrocure's historical financial statements were prepared in accordance with IFRS. The nominal assets and liabilities remaining on the balance sheet of Macrocure as of September 30, 2016, and the historical operating results of Macrocure for the year ended December 31, 2015 and the nine months ended September 30, 2016 are not expected to differ materially from amounts that would have been derived under GAAP. Accordingly, there are no adjustments for the conversion from IFRS to GAAP reflected in these unaudited pro forma condensed combined financial statements.

Proposed Merger

        Pursuant to the merger agreement, a wholly owned subsidiary of Leap, Merger Sub, will be merged with and into Macrocure, with Macrocure continuing after the merger as the surviving corporation and a wholly owned subsidiary of Leap. At the effective time of the merger, Leap is presently expected to issue shares of Leap common stock in exchange for 100% of the outstanding ordinary shares of Macrocure, pursuant to the terms of the merger agreement. In addition, Macrocure warrants and options will become exercisable for shares of Leap common stock.

        Prior to the completion of the merger, the following actions will be undertaken, in order, as follows: 1) the Recap of Leap shall be completed such that all outstanding shares of Leap preferred stock and all outstanding notes payable—related party, including any dividends or interest accrued thereon, shall be converted into shares of Leap common stock; 2) an amended charter shall be filed with the Secretary of State of the State of Delaware and the Pre-Closing Leap Share Conversion shall become effective and 3) an equity investment by existing shareholders of Leap totaling at least $10.0 million shall be consummated.

        On a pro forma basis, based upon the number of shares of Leap common stock expected to be issued in the merger, including the equity investment of $10.0 million and including shares issuable upon the exercise of outstanding Macrocure options and warrants (other than the out-of-the-money options), (i) Macrocure equityholders and their designees will own approximately 31.8% of the combined company and (ii) Leap equityholders and their designees will own approximately 68.2% of the combined company.

Treatment of Stock Options and Warrants in the Merger

        All Macrocure stock options granted under the Macrocure stock option plans (whether or not then exercisable) that are outstanding prior to the effective time of the merger will become options to purchase Leap common stock. All warrants to purchase shares of Macrocure ordinary shares that are outstanding prior to the effective time of the merger will become exercisable for Leap common stock equal to the number of ordinary shares of Macrocure issuable upon exercise of such warrants multiplied by the Exchange Ratio with an exercise price equal to the exercise price of such warrants divided by the Exchange Ratio. After the effective time, all outstanding and unexercised Macrocure stock options assumed by Leap may be exercised solely for shares of Leap common stock. The number of shares of Leap common stock subject to each Macrocure stock option assumed by Leap shall be determined by multiplying (a) the number of shares of Macrocure common stock that were subject to such Macrocure stock option, as in effect immediately prior to the effective time of the merger by

(b) the Exchange Ratio, as defined in the merger agreement, and rounding the resulting number down to the nearest whole number of shares of Leap common stock. The per share exercise price for the Leap common stock issuable upon exercise of each Macrocure stock option assumed by Leap shall be determined by dividing (x) the per share exercise price of each such Macrocure stock option, as in effect immediately prior to the effective time of the merger, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. The amendment of the terms of the Macrocure stock options will be treated as a modification of the awards. The modification of the stock options is expected to result in recognition of incremental compensation expense in the postcombination financial statements of the combined Company. Refer to the section entitled "The Merger Agreement—Terms of the Merger; Exchange of Shares in the Merger" elsewhere in this prospectus for further information regarding the Exchange Ratio.

        Vesting of all unvested Macrocure equity awards issued and outstanding will be accelerated at the effective time of the merger, and all such equity awards issued and outstanding at the time of the merger will remain issued and outstanding. For accounting purposes, since the acceleration of vesting was negotiated in contemplation of the merger, any remaining unrecognized compensation expense associated with the original grant date fair value of the awards would be recognized as a one-time charge in the combined company's postcombination financial statements. In addition, the exercise period for all Macrocure options outstanding at the effective time of the merger will be extended to two years (from 90 days or one year, as the case may be) for all optionees and to eight years (from three years) in the case of Nissim Mashiach, Macrocure's CEO, subject, in certain instances, to Macrocure shareholder approval at the Macrocure Shareholder Meeting. For accounting purposes, the extension of the exercise periods will result in a one-time charge in the combined company's postcombination financial statements equal to the difference in the fair value of the options immediately prior to and immediately following the modification of the exercise period.

Royalty Agreement

        In connection with the transactions contemplated by the merger agreement, Leap has entered into a Royalty Agreement, pursuant to which it will declare a special distribution of certain royalty rights to each of its holders of common stock outstanding immediately prior to the effective time of the merger. These holders will contribute the rights into a special purpose vehicle formed prior to the merger, for a pro rata interest in the special purpose vehicle. Pursuant to the Royalty Agreement, Leap will pay to the special purpose vehicle (i) 5% of Leap's net sales, as defined, of products incorporating its TRX518 compound and (ii) 2% of Leap's net sales, as defined, of products incorporating its DKN-01 compound. Royalties will be payable by Leap to the special purpose vehicle every calendar quarter. The Royalty Agreement will have an indefinite term, and neither Leap nor the special purpose vehicle will have the right to terminate. Holders of Macrocure ordinary shares will not be participating in the distribution and will receive no payments under the Royalty Agreement, nor will they participate or have any interest in the special purposes vehicle or right to any royalties payable by Leap. Leap will account for the Royalty Agreement as a dividend in kind. The fair value of the dividend is not expected to be material.

2.     Shares to be issued by Leap in exchange for outstanding ordinary shares of Macrocure

        The following table presents the number of shares of common stock that Leap would issue to Macrocure equityholders (including in respect of outstanding Macrocure options and warrants (but not including the out-of-the-money options) when exercised), for purposes of these pro forma financial statements. The number of shares is calculated pursuant to the terms of the merger agreement, assuming the merger was consummated on September 30, 2016, as follows:

Shares of Leap common stock outstanding as of September 30, 2016	—
Shares of Leap common stock issuable upon conversion of outstanding notes payable—related party and accrued interest as of September 30, 2016(1)	1,480,872
Shares of Leap common stock issuable upon conversion of outstanding Series A, B and C preferred stock(2)	3,640,010
Shares of Leap common stock issuable to exisiting Leap shareholders for $10 million equity investment at closing	1,010,101
Shares of Leap common stock subject to outstanding Leap stock options(3)	1,379,118

Adjusted outstanding shares of Leap common stock	7,510,101
Divided by the assumed percentage of Leap ownership of combined company(4)	68.2%

Estimated adjusted total shares of common stock of combined company	11,010,087
Multiplied by the assumed percentage of Macrocure ownership of combined company(4)	31.8%

Estimated shares of Leap common stock to be issued to Macrocure upon closing of the merger, including shares subject to outstanding (in the money) stock options and warrants(5)	3,499,986

(1)
Represents the principal balance and accrued interest outstanding on convertible promissory notes as of September 30, 2016, divided by $0.65 (subject to adjustment for the Pre-Closing Leap Share Conversion of 1-for-15.3877), which would have been the conversion price and reverse stock split calculation if the merger were to have closed on September 30, 2016.

(2)
Consists of the quotient equal to (A) the sum of (i) 42,281,984 shares of Leap common stock issuable upon conversion of Series A, B and C preferred stock outstanding as of September 30, 2016, (ii) 10,701,859 shares Leap common stock issuable in respect of accruing dividends on preferred stock through September 30, 2016 and (iii) 3,027,698 shares of Leap common stock issuable in connection with antidilution adjustments to Series A, B and C preferred stock as of September 30, 2016, divided by (B) the Pre-Closing Leap Share Conversion factor of 15.3877.

(3)
Excludes stock options expected to be granted immediately prior to the effective time of the merger, pursuant to the terms of the merger agreement, as the number of options to be granted has not yet been determined. However, inclusion or exclusion of these options does not change the assumed percentage ownership by Leap or Macrocure equity holders of the combined company. Options granted prior to the effective time of the merger will result in an adjustment to the Pre-Closing Leap Share Conversion ratio such that the relative ownership of the combined company will remain unchanged.

(4)
These percentages exclude the impact of the 8% of equity that will be authorized for issuance under Leap's 2016 Equity Incentive Plan following the merger. The percentages could vary if, at the effective time of the merger, Macrocure's net cash equals less than $22.0 million.

(5)
Represents the number of shares of the combined company that Macrocure equityholders would own as of the closing of the merger pursuant to the merger agreement, which, for purposes of these pro forma financial statements, is calculated as the sum of a) 3,267,011 shares of Leap common stock outstanding as of September 30, 2016, b) 175,528 Leap shares issuable upon exercise of in-the-money stock options outstanding as of September 30, 2016 and c) 57,447 shares issuable upon exercise of warrants outstanding as of September 30, 2016.

3.     Subsequent Transactions

        On October 13, 2016 and November 15, 2016, Leap made additional drawdowns under the convertible promissory note issued to various affiliates of HeathCare Ventures of $2.0 million and $2.0 million, respectively. The note has a stated annual interest rate of 8%, and the outstanding principal balance and accrued interest are payable on March 31, 2017 unless converted into Leap common stock in connection with the merger as described above. Leap also anticipates that, depending on the timing for the closing, drawdowns, in addition to the above, may be required prior to closing.

        The number of shares of common stock into which the note will convert is calculated as the outstanding principal balance and accrued interest outstanding divided by $0.9043 (subject to adjustment for the Pre-Closing Leap Share Conversion of 1-for-16.4350 shares), which would have been the conversion price and reverse stock split calculation if Leap had made the additional drawdowns under the convertible promissory note on September 30, 2016 and the merger were to have closed on September 30, 2016. The final conversion price and reverse stock split will not be determined until the actual closing date. The conversion shares shall be apportioned among the lenders on a pro rata basis based on the outstanding principal balance and accrued interest due and owing to each such lender under the agreement immediately preceding the consummation of the merger. The conversion price for the notes and the Pre-Closing Leap Share Conversion factor will be adjusted for any additional notes, shares, options or other convertible, redeemable or exercisable instruments issued by Leap prior to the effective time of the merger. Adjustments to the conversion price of the notes and the Pre-Closing Leap Share Conversion factor will not impact the percentage of shares in the combined company that Leap equityholders will own unless Macrocure's net cash is less than $22.0 million at the effective time of the merger.

4.     Accounting Policies and Merger Pro Forma Adjustments

        Based on Leap's review of Macrocure's summary of significant accounting policies disclosed in Macrocure's financial statements, the nature and amount of any adjustments to the historical financial statements of Macrocure to conform its accounting policies to those of Leap are not expected to be significant. Although Macrocure's historical consolidated financial statements were prepared in accordance with IFRS, the accounting for the nominal assets and liabilities remaining on the consolidated balance sheet of Macrocure at the effective time of the merger and the historical operating results of Macrocure are not expected to differ materially from amounts that would have been derived under GAAP. Accordingly, there are no adjustments for the conversion from IFRS to GAAP reflected in these unaudited pro forma combined consolidated financial statements. Upon consummation of the merger, further review of Macrocure's accounting policies and financial statements may result in required revisions to Macrocure's policies and classifications to conform to Leap's accounting policies.

        The following pro forma adjustments are based on preliminary estimates, which may change significantly as additional information is obtained:

  (a)
  To give effect to the recapitalization of Leap, including the conversion of outstanding notes payable—related party and accrued interest totaling $22.8 million as of September 30, 2016 into 22,787,281 shares of Leap common stock (1,480,872 shares post-split) and the conversion of all outstanding shares of Series A, B and C preferred stock into 56,011,541 shares of Leap common stock (3,640,010 shares post-split).

  (b)
  To reflect the impact of the retroactive adjustment to all share and per share amounts resulting from the Pre-Closing Leap Share Conversion effected immediately prior to the effective time of the merger.

  (c)
  To record the sale of 1,010,101 shares of Leap common stock for aggregate gross proceeds of $10.0 million. Completion of such equity investment is a condition of the closing of the merger under the merger agreement.

  (d)
  To record the issuance of 3,267,011 shares of Leap common stock to the equity holders of Macrocure upon completion of the merger, which are reflected as an exchange for the assets and liabilities of Macrocure. As of September 30, 2016, Macrocure had approximately 24.2 million in cash and certain nominal assets and liabilities.

  (e)
  To reclassify $0.5 million of deferred offering costs to additional paid-in capital upon completion of the merger, and to record $0.8 million as an estimate of Leap's merger-related transaction costs that are not already included in accrued liabilities as of September 30, 2016. A portion of these incremental transaction costs are deemed to be direct costs of obtaining capital by issuing stock and will be deducted from the related proceeds, with the net amount recorded as contributed stockholder's equity. Of the $0.8 million of estimated additional merger-related transaction costs, $0.7 million are directly attributable to the drafting of the prospectus and have been netted against stockholders' equity. The remaining $0.1 million of merger-related transaction costs have been reflected as an increase to accumulated deficit in the unaudited condensed combined pro forma balance sheet.

  (f)
  To record postcombination compensation expense of a) 0.4 million of unrecognized compensation expense of Macrocure as of September 30, 2016 related to outstanding stock options which will fully vest upon completion of the merger and for which there is no future service requirement, and b) 0.6 million of incremental compensation expense associated with the extension of the exercise periods associated with outstanding Macrocure stock options upon completion of the merger.

  (g)
  To eliminate interest expense associated with the conversion of the outstanding notes payable—related party and accrued interest (as described in (a) above).

  (h)
  The pro forma combined basic and diluted net loss per share have been adjusted to reflect the pro forma combined net loss for the year ended December 31, 2015 and for the nine months ended September 30, 2016. In addition, the numbers of shares used in calculating the pro forma combined basic and diluted net loss per share have been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the merger. The estimated total numbers of shares of common stock of the combined company that would be outstanding as of the closing of the merger is calculated as the estimated adjusted total shares of common stock of the combined company of 9,397,994. The following table sets forth the calculation of the pro forma weighted average number shares of common stock outstanding—basic and diluted:

		Pro-Forma Weighted Average Shares
	All Shares Issued/Issuable upon Merger	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
Shares of Leap common stock: issued and outstanding	—	—	—
Recapitalization of Leap:
Conversion of Leap outstanding notes payable and accrued interest	22,787,281	528,770	12,678,131
Conversion of outstanding shares of Leap Series A, B and C preferred stock	56,011,541	46,433,684	54,816,085

Shares of Leap common stock outstanding immediately prior to the merger	78,798,823	46,962,454	67,494,216

Post conversion basis at the conversion rate of 15.3877	5,120,882	3,051,938	4,386,231
Equity investment by Leap shareholders immediately prior to merger	1,010,101	1,010,101	1,010,101
Exchange of shares of Leap common stock for 100% of outstanding Macrocure shares(1)	3,267,011	3,267,011	3,267,011

	9,397,994	7,329,050	8,663,343

(1)
Excludes shares subject to outstanding options and warrants

COMPARATIVE MARKET PRICE INFORMATION

  Macrocure

        Macrocure's ordinary shares have been quoted on The NASDAQ Global Market under the symbol "MCUR" since July 31, 2014. Prior to that date, there was no public trading market for Macrocure's ordinary shares. Macrocure's initial public offering was priced at $10.00 per share on July 30, 2014. The following table sets forth for the periods indicated the high and low closing sales prices per ordinary share of Macrocure as reported on The NASDAQ Global Market:

	High	Low
Annual:
2015	$15.46	$0.85
2014 (beginning July 31, 2014)	9.71	7.01
Quarterly:
Fourth Quarter 2016 (through November 15, 2016)	$1.90	$1.43
Third Quarter 2016	2.01	1.21
Second Quarter 2016	1.66	0.78
First Quarter 2016	1.39	0.93
Fourth Quarter 2015	4.26	0.85
Third Quarter 2015	14.04	2.98
Second Quarter 2015	15.46	9.12
First Quarter 2015	11.84	7.53
Fourth Quarter 2014	8.30	7.01
Third Quarter 2014 (beginning July 31, 2014)	9.71	7.10
Most Recent Six Months:
November 2016 (through November 15, 2016)	$1.60	$1.47
October 2016	1.90	1.43
September 2016	1.68	1.40
August 2016	2.01	1.21
July 2016	1.70	1.41
June 2016	1.50	1.10
May 2016	1.19	0.98

        On August 26, 2016, the last full trading day immediately preceding the public announcement of the merger, and on                  , 2016, the most recent practicable date prior to the mailing of this prospectus, the last reported sales prices of Macrocure's ordinary shares, as reported by The NASDAQ Global Market, were $1.21 per share and $            per share, respectively.

        As of November 1, 2016, there were approximately 26 holders of record of Macrocure ordinary shares.

        Macrocure has not paid cash dividends on its ordinary shares and has no intention to do so.

  Leap

        Leap common stock is not currently traded on a stock exchange. Leap plans to list the Leap common stock to be issued in the merger on the NASDAQ stock market under the symbol "LPTX". Leap has submitted an application for such listing.

        As of September 5, 2016, there were approximately four holders of record of Leap common stock, one holder of record of Series A preferred stock, three holders of record of Series B preferred stock and one holders of record of Series C preferred stock.

        Leap has not paid cash dividends on its capital stock and has no intention to do so in the foreseeable future.

BUSINESS OF LEAP

        Unless otherwise specified or the context otherwise requires, all references in this section to "Leap" refer, collectively, to Leap Therapeutics, Inc. and its consolidated subsidiaries.

General

        We are a biopharmaceutical company acquiring and developing novel therapeutics at the leading edge of cancer biology. Our approach is designed to target compelling tumor-promoting and immuno-oncology pathways to generate durable clinical benefit and enhanced outcomes for patients. Our programs are monoclonal antibodies that target key cellular pathways that enable cancer to grow and spread and specific mechanisms that activate the body's immune system to identify and attack cancer. Our two clinical stage programs are:

  •
  DKN-01:  A monoclonal antibody targeting Dickkopf-related protein 1, or DKK1, a protein that regulates important cell signaling pathways, known as the Wnt pathways, and influences the immune environment around tumor cells as well as tumor cell growth. When DKN-01 binds to DKK1, Wnt signaling pathways and the tumor microenvironment are altered, and an anti-tumor effect can be generated. We are testing DKN-01 in ongoing clinical trials in patients with esophageal cancer in combination with paclitaxel and in patients with cholangiocarcinoma in combination with gemcitabine and cisplatin. We have studied DKN-01 as a monotherapy in patients with non-small cell lung cancer. DKN-01-based therapies have generated responses and clinical benefit in these patient populations.

  •
  TRX518:  A monoclonal antibody targeting the glucocorticoid-induced tumor necrosis factor-related receptor, or GITR, a receptor found on the surface of a wide range of immune cells. TRX518 has been specifically engineered to enhance the immune system's anti-tumor response by activating GITR signaling, or GITR agonism, to activate tumor fighting white blood cells, or T effector cells, and decrease the activity of potentially tumor-protective white blood cells, or T regulatory cells, without causing the immune cells to be destroyed. We believe GITR is an ideal immune system agonist target through this two-pronged approach of stimulating an anti-tumor response and reducing immune suppression. We are conducting two clinical trials of TRX518 in patients with advanced solid tumors and have evidence of biomarker modulation and clinical activity.

        We intend to apply our extensive experience identifying and developing transformational products to aggressively develop these antibodies and build a pipeline of programs that has the potential to change the practice of cancer medicine.

Overview

        Cancer is the general name for a group of more than 100 diseases in which cells grow and divide out of control. Over 14 million people in the United States have cancer. The National Cancer Institute, or NCI, estimates that approximately 1.6 million people will develop cancer and that nearly 600,000 people will die of cancer this year. According to the NCI, the risk of developing cancer in the United States is 40%, and the risk of dying from cancer is 20%. While progress has been made from the War on Cancer to the Human Genome Project, and despite advances in early detection and new cancer cell targeted treatments, cancer generally remains an uncured disease.

  Esophageal Cancer

        Esophageal and esophageal-gastric junction cancer, or EC, is a malignancy of the upper digestive tract. The American Cancer Society, or ACS, estimates that there are about 17,000 new patients diagnosed in the United States with EC each year. The World Cancer Research Fund, or WCRF, estimates that there are over 450,000 EC patients diagnosed each year worldwide. EC patients have difficulty swallowing and often have pain while swallowing. Substantial weight loss can result from reduced appetite, poor nutrition and having an active cancer. Pain may be severe, occur almost daily, and be worsened by swallowing any form of food. The disruption of normal swallowing can lead to aspiration of food content, nausea, vomiting and an increased risk of pneumonia. The tumor itself may be irritable and bleed, which can either cause spitting up with blood or blood in the bowels. Compression of local structures in the esophagus occurs in advanced disease, leading to problems such as upper airway obstruction. Many people diagnosed with esophageal cancer have late-stage disease, because people usually do not have significant symptoms until half of the inside of the esophagus is obstructed, by which point the tumor is fairly large. In advanced stages, the cancer frequently spreads into the liver or lungs. There are currently no FDA approved therapies for relapsed or recurrent esophageal cancer, and the antibody, ramucirumab, which was only recently approved by the FDA is only approved for relapsed or recurrent tumors at the gastro-esophageal junction. EC patients have few options, and patients have a 5-year survival rate of 18.4%. The frequently-used therapies in patients who have not had many previous courses of treatment have very low, typically less than 15%, objective response rates, defined as patients with a greater than 30% reduction in tumor volume as determined by the Response Evaluation Criteria in Solid Tumors, known as RECIST. Published data has demonstrated that paclitaxel monotherapy generated a response rate of between 5 and 9% in EC patients who had received prior chemotherapy.

  Cholangiocarcinoma

        Cholangiocarcinoma is a cancer that starts in the bile duct, a thin tube about 4 to 5 inches long that reaches from the liver to the small intestine. The major function of the bile duct is to move a fluid called bile from the liver and gallbladder to the small intestine, where it helps digest the fats in food. The Cholangiocarcinoma Foundation estimates that approximately 6,000 patients will be diagnosed with cholangiocarcinoma in the United States each year, with publications estimating that nearly 200,000 patients are diagnosed worldwide each year. The majority of cholangiocarcinoma cases are diagnosed with advanced stage disease with a 5-year survival rate of less than 10%. The standard treatment option for advanced patients is systemic chemotherapy and supportive care. Published data demonstrated that gemcitabine and cisplatin combination chemotherapy in patients with advanced cholangiocarcinoma generated a clinical benefit rate, representing patients with either an objective response or stable disease as determined by RECIST, of 81.4%, median progression-free survival of 8 months, and median overall survival of 11.7 months.

  Non-Small Cell Lung Cancer

        In the United States, lung cancer is the second most common cancer, after prostate cancer in men and breast cancer in women, and the most common cause of cancer deaths. The ACS projects that approximately 225,000 cancers of the lung and bronchus will be diagnosed in the United States each year, with over 150,000 deaths. The WCRF estimates that there are over 1.8 million lung cancer patients diagnosed each year worldwide. Approximately 80% to 85% of lung cancers are non-small cell lung cancer, or NSCLC, and 10% to 15% are small cell lung cancer. Symptoms of lung cancer do not usually appear until the disease is at an advanced stage. Depending on the stage of the cancer and other factors, treatment options for people with NSCLC can include surgery, radiation, chemotherapy, targeted therapies, and immunotherapy. The 5-year survival rate for people with the least advanced stage of NSCLC, stage IA, is about 49%. As the cancer becomes more advanced and spreads to other parts of the body, it becomes more difficult to treat and the survival rate decreases. NSCLC that has spread, or stage IV NSCLC, has a 5-year survival rate of about 1%.

  Cancer Therapies and New Targets

        Older, established cancer therapies, or chemotherapies, target all rapidly dividing cells. While chemotherapies can attack and kill cancer cells, these drugs also attack and destroy rapidly dividing non-cancer normal cells and, unfortunately, are associated with unwanted side effects. Even though outcomes can often be improved by giving a cancer patient two or more chemotherapies in combination, physicians and patients desire new drugs with greater efficacy and fewer side effects. Recently, a revolution in the understanding of cancer biology has generated compelling new anti-cancer targets that are based on fundamental mechanisms used by cancer cells to grow, spread, and survive, which are:

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  cell signaling pathways that promote tumor growth, and

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  evading detection and avoiding destruction by the immune system.

  Cancer Cell Signaling

        Cancer cells often hijack proteins that are involved in cell signaling pathways, the complex communication system that governs basic cellular functions and activities, such as cell division, cell movement, cell responses to specific stimuli, and even cell death. By blocking signals that tell cancer cells to grow and divide uncontrollably, to generate new blood vessels, a process referred to as angiogenesis, or to spread to other parts of the body, a process referred to as metastasis, a new generation of cancer therapies is seeking to help stop cancer progression, which could lead to cancer cell death. By focusing on cellular signaling pathways and molecules that are used by cancer cells, these targeted cancer therapies may be more effective than other types of treatment, including chemotherapy, and less harmful to normal cells. Several small molecule and monoclonal antibodies that target cell signaling pathways have now been approved by the FDA as cancer therapies for specific patient populations.

  Cancer Immunotherapy

        The immune system has evolved a dynamic ability to identify and attack cells which pose a danger to the body. Often these dangerous cells are foreign, or non-self, cells, but a person's own cells can become a danger, such as in cancer. Ideally, the immune system identifies cancer cells as dangerous and removes them before they can grow into tumors. However, cancer cells can evade or suppress the body's natural immune response by secreting anti-inflammatory molecules and by using receptors on the cell membrane of either immune system cells or cancer cells known as immune checkpoints. Recently approved cancer therapies known as checkpoint inhibitors, such as nivolumab, pembrolizumab, and atezolizumab, are designed to block checkpoint receptors, such as Programmed Cell Death protein-1, or PD-1, or its ligand, PD-L1, and prevent the cancer cell from evading the natural immune response, thus enabling the immune system to mount an attack on the tumor. While there are several FDA-approved checkpoint inhibitors, there is a consensus in the scientific and medical communities that there remains room for improvement in response rate and efficacy. In many cases, the lack of efficacy has been attributed to an insufficient immune response.

Our approach

        Our approach to treating cancer patients seeks to enhance the effectiveness of approved chemotherapies and immune checkpoint inhibitors by:

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  altering cell signaling pathways that promote tumor growth and spreading;

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  stimulating the immune cells that could attack the tumor; and

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  inhibiting immune suppression that would prevent an attack on the tumor.

        Altering cell signaling.    An important set of signaling pathways in cancer cells are known as the canonical and non-canonical Wnt pathways. DKK1 serves as one of the inhibitors of the canonical Wnt signaling pathway and modulates the non-canonical Wnt signaling pathways. Changes in these Wnt pathways can lead to the expression of several cancer-causing genes and factors associated with cell growth, angiogenesis, and metastasis. We believe that a monoclonal antibody that reduced free DKK1 could shift canonical and non-canonical signaling to healthy levels, thereby resulting in a direct anti-tumor effect as well as a local anti-angiogenic effect in the diseased tissue. These mechanisms could enhance or complement the anti-tumor mechanisms used by chemotherapies or other therapies targeted at different cell signaling pathways.

        Stimulating anti-tumor immune cells.    A potential way to enhance an immune response against a tumor is by activating tumor-attacking immune cells directly through specific receptors, such as GITR, known as costimulatory receptors. Monoclonal antibodies that stimulate immune cells through these costimulatory receptors are referred to as agonist antibodies and are designed to induce or augment an immune response that may have been insufficient, suppressed, or non-existent. This strategy is expected to overcome mechanisms that would prevent these immune cells from attacking a tumor. Agonist antibodies that costimulate the immune system have the potential to be combined with chemotherapy or checkpoint inhibitors to generate a more robust anti-tumor immune response.

        Inhibiting immune suppression.    The human immune system has the ability to recognize and protect its own cells and tissues. Certain kinds of white blood cells, such as T regulatory cells and myeloid-derived suppressor cells, serve to prevent other cells from attacking the body. In the case of cancer, these cells may fail to recognize the danger posed by the tumor and suppress the activity of potentially tumor-fighting white blood cells. We believe that using a monoclonal antibody to signal through GITR could inhibit the immunosuppressive activities of T regulatory cells. In addition, cancer cells promote these suppressor cells by producing anti-inflammatory molecules, such as DKK1. We believe that monoclonal antibodies that reduce the levels of anti-inflammatory molecules, such as DKK1, in the tumor microenvironment could result in the inhibition of immune suppressor cells and create a pro-inflammatory environment to enhance the immune system activity against the tumor.

        By targeting novel pathways and immune cell types, our therapies are designed to be ideal to combine with existing drugs and have the potential to significantly increase the survival and quality of life of cancer patients. The figure below illustrates the biology underlying our approach:

Our Strategy

        Our strategy is to:

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  Aggressively develop our lead clinical monoclonal antibodies, DKN-01 and TRX518;

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  Acquire novel therapies from industry and academic laboratories that impact compelling tumor-promoting and immuno-oncology targets to build a pipeline of products that can transform the practice of cancer medicine;

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  Identify the cancer patients most likely to benefit from and combination drugs most likely to synergize with our therapies through the analysis of our preclinical and clinical data;

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  Use contract research organizations and contract manufacturing organizations to conduct capital efficient and cost-effective clinical development supported by a core internal research and development team; and

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  Leverage pharmaceutical and academic collaborations to provide funding and utilize expertise to bring medicines to patients.

        We believe that our strategic focus in novel areas of cancer research and the historical experience of our management in starting companies and developing drugs represent a competitive advantage in acquiring and developing new products.

Our Products

DKN-01

        Dickkopf-related protein 1, or DKK1, is a cell secreted protein that research has found plays a crucial role in embryonic development. DKK1 binds to specific cell surface receptors and affects the signaling of key cellular pathways, known as the canonical and non-canonical Wnt signaling pathways. DKK1 serves as one of the inhibitors of the canonical Wnt signaling pathway and modulates the non-canonical Wnt signaling pathways. Changes in these pathways can lead to the expression of several cancer-causing genes and factors associated with cell growth, angiogenesis, and metastasis. DKK1 also has a role in suppressing the immune system from effectively targeting and clearing the cancer.

        Published data indicates that DKK1 expression levels are significantly higher in many cancers, including EC, cholangiocarcinoma, and NSCLC. In addition, elevated DKK1 expression is associated with worse overall survival for patients with EC, cholangiocarcinoma and NSCLC. Researchers have shown that when the DKK1 protein is added in certain animal models, the cancer grows larger.

        Recent publications have also demonstrated a role for DKK1 in maintaining an environment around a tumor that suppresses the immune system's ability to clear the tumor and to prevent metastasis. DKK1 has been shown to activate the suppressive effects of myeloid-derived suppressor cells, or MDSC, a type of white blood cell that can potently block other immune system cells. Other published data has shown that metastatic tumor cells with stem cell-like features avoid the immune system by overexpressing DKK1 and secreting it out of the cell. Secreted DKK1 can then down-regulate certain molecules on tumor cells known as natural killer cell activating ligands, or NK ligands, that would activate the immune system, causing these cancer cells to remain invisible to and evade the immune system. Through these multiple activities, research has shown that DKK1 helps protect the cancer cells from being targeted by the immune system.

        Preclinical studies that we and others have conducted demonstrated that using an anti-DKK1 antibody led to clinical benefits in xenograft cancer models. The anti-DKK1 antibody is believed to shift canonical and non-canonical Wnt signaling to healthy levels, thereby resulting in a direct anti-tumor effect as well as a local anti-angiogenic effect in the diseased tissue. In another model, blocking DKK1 activity using an anti-DKK1 antibody was shown by researchers to impede the suppressive effects of tumor-protecting MDSC and increased the activity of anti-tumor white blood cells in the tumor microenvironment. In these models, researchers demonstrated that an anti-DKK1 antibody allowed the immune system to recognize and attack the cancer cells. We believe that the more selective and local the activity is to the tumor, the more likely a drug will be safe and well tolerated and a potential combination partner to other anti-cancer drugs.

        DKN-01 is a high affinity, neutralizing monoclonal antibody targeting DKK1. We have shown that DKN-01 reduces free DKK1 levels and has demonstrated an anti-tumor effect in preclinical models. DKN-01 is currently being tested in clinical trials for patients with EC in combination with paclitaxel, in patients with cholangiocarcinoma in combination with gemcitabine and cisplatin, and has previously been tested as a monotherapy in patients with NSCLC and in a pilot study in patients with multiple myeloma in combination with lenalidomide and dexamethasone.

        Investigational new drug (IND) application information with respect to DKN-01 is as follows:

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  IND 104737

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  Sponsor: Eli Lilly and Company, submitted 04/27/2009; Current Sponsor: Leap Therapeutics, Inc., last submission 10/25/16

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  Specified Indication: Bone Healing

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  IND 111900

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  Sponsor: Dekkun Corporation, submitted 06/22/2011; Current Sponsor: Leap Therapeutics, Inc., last submission 10/25/16

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  Specified Indication: Cancer

  Phase 1 Monotherapy Studies

  First-in-human study

        Our first-in-human study of DKN-01 was a single ascending dose Phase 1 trial in patients with low bone density. DKN-01 was administered by intravenous infusion at doses from 7 mg to 300 mg and as a subcutaneous injection at a dose of 44 mg. Eight subjects were treated per cohort, five of whom received DKN-01 and three of whom received placebo, for a total of 48 subjects in six cohorts. There were no adverse events deemed by the physician to be related to DKN-01, or treatment-related adverse events, and no clinically significant safety signals observed.

  Advanced Solid Tumors or Multiple Myeloma Study

        We conducted study P100, a two-part dose-finding Phase 1 study, to establish the safety, maximum tolerated dose, and antitumor activity of DKN-01 as a monotherapy for patients with advanced malignancies. Other endpoints were progression free survival, or PFS, overall response rate, or ORR, and overall survival, or OS. Part A of the study was a dose escalation designed to evaluate increasing doses of DKN-01 between 75 mg and 600 mg administered weekly or biweekly in a 28 day cycle. Part B of the study was an expansion cohort designed to evaluate the activity of DKN-01 as a single agent in patients with advanced NSCLC. For Part B, DKN-01 was administered to refractory NSCLC patients at 300 mg on days 1 and 15 of each 28 day cycle.

        We enrolled 32 patients in Parts A and B, 24 of whom were patients with NSCLC. DKN-01 was well tolerated with no dose limiting toxicities, or DLTs, or serious adverse events, or SAEs, that were deemed by the physician to be related to DKN-01 treatment. All of the treatment-related adverse events were Grade 1 or Grade 2, the two lowest severity levels. There were no treatment-related SAEs, and no adverse events that emerged or worsened following treatment, but were not deemed to be related to DKN-01 treatment, referred to as treatment-emergent adverse events or TEAEs, leading to study discontinuation. TEAEs were generally those typically observed in cancer patients; and the most frequently reported treatment-related TEAEs were fatigue (25%) and nausea (9.4%).

        Monotherapy administration of DKN-01 in patients with refractory NSCLC demonstrated clinical activity, with a clinical benefit rate of 45.9%, including one NSCLC patient (4.2%) with more than a 30% reduction in the size of their tumor, referred to as a partial response or PR. In the Part B group of NSCLC patients who were dosed at a level of 300 mg every two weeks, the clinical benefit rate was 47.4%, including the patient with the partial response (5.3%). Patients with more than 20% growth in the size of their tumor are considered to have progressive disease, or PD. Median PFS in the evaluable Part B NSCLC patients was 2.2 months and median OS was 6.6 months. Data from this study was presented at the American Society of Clinical Oncology, or ASCO, Annual Conference in 2014.

        We believe that DKN-01 may be a targeted treatment for NSCLC and that the clinical profile supports further NSCLC development in combination with other anti-cancer agents, including chemotherapies and immune checkpoint inhibitors.

  Esophageal Cancer

        Published studies and our internal preclinical studies have demonstrated that the expression of DKK1 is more prominent in EC tissues when compared with the adjacent normal esophageal tissues. Our preliminary results indicate that over 85% of the EC patient tissue samples that we evaluated expressed DKK1. We believe that these studies support the hypothesis that DKK1 might be a key regulator in the progression of EC and a potential therapeutic target.

        We are conducting study P102, a multi-part Phase 1/2 study of DKN-01 in combination with paclitaxel in advanced EC patients, all of whom have had previous treatment with standard therapies. Many of these subjects have had multiple lines of prior therapy and/or rapidly growing tumors, representing a difficult to treat population. In Part A, we enrolled nine subjects in two cohorts to evaluate 150 mg and 300 mg of DKN-01 dosed every other week along with weekly paclitaxel at the standard dose. In Part B, we enrolled 20 subjects who received 300 mg of DKN-01 in combination with paclitaxel. Part C and Part D may each enroll up to 20 patients with a specific subtype of EC, either adenocarcinoma or squamous cell carcinoma, respectively. There is also a sub-study of DKN-01 as a monotherapy, without paclitaxel, which may enroll up to 20 patients. The study is intended to establish the safety of DKN-01 in combination with paclitaxel and has the secondary endpoints of ORR, PFS, and OS.

        We have been collecting the results of our EC study on an ongoing basis, and preliminary data has been presented at the ASCO GI Meeting in January 2016 and at the European Society for Medical Oncology, or ESMO, World GI Congress in July 2016. As of August 3, 2016, we have observed clinical activity of DKN-01 plus paclitaxel with 10 of 36 evaluable patients (28%) achieving partial responses and 13 additional patients (36%) achieving stable disease as their best response. The data as of August 3, 2016 reflects a clinical benefit rate of 64%. The chart of the best tumor response of patients evaluated, as of data available on August 3, 2016, is below:

        Interim data from this study was presented at the ESMO GI World Congress in July 2016, including PFS and individual patient tumor images.

        We believe that tumor images of individual patients provide additional evidence of the clinical anti-tumor activity of the combination of DKN-01 and paclitaxel, and of the continued effect that

DKN-01 therapy can have in patients after the discontinuation of paclitaxel. The patient presented below discontinued paclitaxel treatment because of toxicity after approximately 10 months, and remained on DKN-01 as monotherapy with a continued reduction in the tumor volume to 73% per RECIST extending through 16 months after initiation of DKN-01 therapy:

        An additional patient presented at ESMO GI World Congress discontinued treatment with paclitaxel after two months as a result of paclitaxel-related toxicity and remained on the study receiving only DKN-01 as monotherapy. This patient has continued on DKN-01 therapy alone for an additional 10 months with a continued reduction to 67% in the size of the target tumor legions, represented by the graph and images below:

        DKN-01 and paclitaxel appear to be a tolerable combination. There have been no new emerging safety concerns observed to-date in this study. The majority of adverse events were Grade 1 and 2 in severity. There have been no SAEs that were deemed by the investigators to be related to either DKN-01 or paclitaxel. We expect to present additional data from this study at medical conferences in 2017. We believe that the results from this study support the continued development of DKN-01 in EC patients in combination with other anti-cancer agents, including chemotherapies and immune checkpoint inhibitors.

  Cholangiocarcinoma

        We have initiated study P103, a two-part Phase 1/2 study of DKN-01 in combination with gemcitabine and cisplatin in patients with advanced cholangiocarcinoma. Our preliminary results indicate that over 85% of cholangiocarcinoma patient tissue samples that we analyzed expressed DKK1. Patients in this study can be treatment-naïve or have received prior therapy to treat their disease. We evaluated two dose levels, 150 mg and 300 mg, of DKN-01 in Part A, and then we selected the 300mg dose for further study in Part B. Enrollment in this study is complete. We have enrolled seven patients in Part A and 20 patients in Part B.

        Preliminary data from this study were presented at the European Society for Medical Oncology (ESMO) 2016 Annual Meeting on October 8th, 2016. At the selected 300mg DKN-01 dose level, 7 of 21 evaluable patients (33%) experienced a partial response and 20 patients experienced a partial response or stable disease, representing a disease control rate of 95%. The median progression-free survival and overall survival have not yet been reached, as many patients remain on study receiving therapy. There were no DKN-01 reported related serious adverse events or dose limiting toxicities. The chart showing each patient's best overall response (change in target lesion size) is:

Best Overall Response
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
New Lesion
D150mg + G/C (n=4)
D300mg + G/C (n=23)
Overall (n=27)

	D150mg + G/C (n=4)	D300mg + G/C (n=23)	Overall (n=27)
n	4	23	27
Partial Response	0 (0.0%)	7 of 21 (33.3%)	7 of 25 (28.0%)
Stable Disease	3 (75.0%)	13 of 21 (61.9%)	16 of 25 (64.0%)
Progressive Disease	1 (25.0%)	1 of 21 (4.8%)	2 of 25 (8.0%)
Not Evaluable	0 (0.0%)	2 of 23 (8.7%)	2 of 27 (7.4%)

        Additional data from this study presented at ESMO included a chart showing each patient's target lesion change over time. Each line on the chart below represents an individual patient. Gray lines represent patients that were off-treatment at the time of the data analysis. Green lines represent patients that were still on-study and receiving DKN-01 therapy at the time of data analysis. The patient in blue underwent surgical resection of the tumor.

        We expect to present additional data from this study at medical conferences in 2017. We believe that the results from this study support the continued development of DKN-01 in cholangiocarcinoma patients in combination with other anti-cancer agents, including chemotherapies and immune checkpoint inhibitors.

  Multiple Myeloma

        Multiple myeloma is a cancer of plasma cells, a type of white blood cell present in the bone marrow. Multiple myeloma increases production of osteoclasts, cells that dissolve old bone and work with osteoblasts to repair bone, and overexpression of DKK1 has been associated with multiple myeloma bone disease. We conducted study P101, a pilot Phase 1 study that was intended to compare the use of DKN-01 with an approved therapeutic combination, lenalidomide and dexamethasone, or Rev/Dex, as compared to Rev/Dex alone in patients with relapsed or refractory multiple myeloma. Eight patients were enrolled in this pilot study before recruitment difficulties resulting from the availability of newly approved therapeutic combinations caused us to close the study. Seven patients were treated with the DKN-01/Rev/Dex combination, and one patient was treated with Rev/Dex alone. All seven of the patients who were treated with DKN-01 completed the six-month primary endpoint of the study and received clinical benefit, defined as stable disease or greater as evaluated by the International Myeloma Working Group criteria. The overall response rate was 57.1% (4/7) with one patient achieving a best response of very good partial response, three patients experiencing a best response of partial response, and three pts with stable disease. One of the patients was treated on the DKN-01 combination for 18 months. The patient that was treated with Rev/Dex alone discontinued study therapy prior to the end of the six-month period due to progressive disease. We believe that the safety data observed in this pilot study supports the further development of DKN-01.

  Future Studies

        We are planning to conduct multiple future clinical trials that combine DKN-01 with chemotherapy, such as with gemcitabine and cisplatin in cholangiocarcinoma or paclitaxel in EC, and with other immuno-oncology therapies, such as PD-1/PD-L1 antibodies or TRX518. Because DKN-01's mechanism of action combines cell signaling and enhancing a pro-inflammatory tumor microenvironment, we believe DKN-01 has potential as a targeted cancer treatment in EC, cholangiocarcinoma, NSCLC, and potentially other tumor types, such as pancreatic, gastric, liver, head and neck, uterine, and prostate cancers and multiple myeloma.

TRX518

        The human immune system has the ability to adapt to and attack foreign cells, or non-self cells, and in doing so it recognizes danger with the goal of protecting the body from harm. It has been well established that cancer cells develop mechanisms to suppress the body's natural immune response and evade destruction by immune cells. Activating signals to augment an immune response in cancer, or costimulation, is a strategy that is being explored by using agonist antibodies targeting activating receptors on immune cells. This strategy is expected to overcome suppressive mechanisms that would prevent these immune system cells from attacking a tumor. Agonist antibodies that costimulate the immune system have the potential to be combined with established therapies such as chemotherapy or checkpoint inhibitors to enable the immune system to yield a robust anti-tumor immune response.

        We believe glucocorticoid-induced tumor necrosis factor-related receptor, or GITR, is an ideal target for costimulation as it is an activating receptor present on a wide range of naïve and activated immune system cells, including CD4+ and CD8+ T effector cells, T regulatory cells, natural killer cells, granulocytes, mast cells and monocytes/macrophages. The expression and activation of GITR has been shown to enhance an antigen-specific inflammatory response.

        Preclinical studies demonstrated that GITR activation led to robust clinical benefits in multiple animal models. GITR agonist antibodies have been found to be effective in combination with chemotherapies, checkpoint inhibitors, and vaccines in various preclinical cancer and vaccine models. In our preclinical study shown below, the GITR agonist antibody demonstrated synergistic activity with gemcitabine, which is a chemotherapy, an anti-CTLA4 antibody, which is an immune checkpoint inhibitor, and with both gemcitabine and anti-CTLA4 antibody as a triple combination.

Synergy with Cytotoxics and Immunotherapies
Mean Tumor Burden (mm3), CT26 Mice

        TRX518 is a high affinity GITR agonist monoclonal antibody that binds to GITR and generates a signal in the target cell. We expect TRX518 binding to GITR to generate a sufficient signal to enhance the activity of anti-tumor immune system cells and impede the activity of immune system cells that protect the tumor. TRX518 was specifically engineered with a modification in its amino acid backbone sequence, or Fc region, to prevent binding to certain complementary receptors on other immune system cells, or Fc receptors, that would lead to the killing of GITR-expressing cells. We believe that depleting GITR-expressing cells would be harmful in that it would limit efficacy and create a theoretical risk of breakthrough autoimmune disease. Our goal in designing TRX518 was to optimize the efficacy and safety profile of the antibody, as our preclinical studies confirmed activity without Fc receptor binding and demonstrated comparable efficacy to Fc receptor binding intact antibodies.

        In a recent publication, an Fc inactive GITR agonist antibody was evaluated against an Fc intact GITR agonist antibody, alone and in combination with radiation, in a model of murine glioblastoma. The results demonstrated that the Fc inactive GITR agonist antibody was effective in the model in combination with radiation, whereas the Fc active GITR agonist was not effective, either alone or in combination with radiation. We believe that the removal of Fc function represents an advantage to our GITR agonist antibody and a differentiator from other competing GITR agonist antibodies.

        IND information with respect to TRX518 is as follows:

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  IND 108557

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  Sponsor: Tolerx, submitted 7/27/2010; Current Sponsor: Leap Therapeutics, Inc., last submission 10/24/16

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  Specified Indication: Advanced Melanoma or Other Solid Tumor

  Single Ascending Dose Study

        We are conducting study 001, a Phase 1 study of TRX518 as a monotherapy in adults with refractory solid tumors, to evaluate the safety of increasing single doses between 0.0001 mg/kg and 8.0 mg/kg. Exploratory objectives include evaluating for immune system responses to tumor antigens and demonstrating evidence of biological activity. The single dose study has been fully enrolled. We currently plan to amend this study to permit the administration of multiple doses of TRX518 to patients in additional cohorts.

        In the study to date, no maximum tolerated dose has been reached, with few related treatment-emergent adverse events, all Grade 1 and 2, and no reported autoimmune events. We have observed doses where all the GITR receptors have been bound by TRX518, and this binding lasts for at least several days. We believe that binding at this level is essential to generating sufficient signaling and agonist activity. To date, there have been signs of immune system activation and biological activity in some patients, including evidence of T regulatory cell modulation in the blood and in tumors. Initial data from this study was presented at ASCO 2016, and additional data from this study was presented at the Society for Immunotherapy of Cancer (SITC) in early November 2016. We believe that the favorable profile and kinetics of TRX518 in this first-in-human, single-dose safety study enabled advancing development to multi-dose studies.

  Multiple Dose Study

        We are conducting study 003, a two-part, multiple dose Phase 1 study of TRX518 as a monotherapy in adults with advanced solid tumors. Part A of the study is designed to evaluate the safety of escalating doses of TRX518 between 1.0 mg/kg and 4.0 mg/kg. The initial three cohorts will be administered as weekly doses to the patient over a three week cycle. Additional cohorts will evaluate the strategy of using a larger initial dose and lower subsequent doses to patients. Part B is designed to be an expansion cohort of up to 20 patients that will use the preferred dosing strategy identified during Part A. Exploratory objectives include evaluating for objective responses, PFS, and demonstrating evidence of immune system activity.

        Nine subjects have been enrolled in the study as of September 8, 2016, and TRX518 have been found to have dose proportional increases in TRX518 exposure. As of September 8, 2016, two of three patients in the 2 mg/kg weekly dosing cohort have had stable disease, one of whom had a reduction in their index lesions, and two of three patients in the 1 mg/kg cohort have had stable disease, one of whom maintained stable disease for eight cycles of therapy receiving 24 doses of TRX518. We are continuing to enroll patients in this study.

  Future Studies

        TRX518 was the first GITR agonist tested in humans. We are planning to conduct multiple future clinical trials that combine TRX518 with chemotherapy or other immuno-therapies, including DKN-01. We believe that the use of TRX518 in immuno-responsive tumors, such as NSCLC, melanoma, renal cell carcinoma, gastric, or bladder cancer, could become an important factor in optimizing outcomes for cancer patients. Additionally, because of its distinctive mechanism of action as apart from other checkpoint inhibitors, we believe TRX518 has the potential to restore immune system activity in previously immune unresponsive tumors.

Intellectual Property

        We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including seeking, maintaining and defending patent rights. We also rely on know-how that may be important to the development of our business. We additionally expect to rely on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available.

        Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; to defend and enforce our patents and to operate without infringing the valid enforceable patents and proprietary rights of third parties.

        Our ability to prevent third parties from making, using, selling, offering to sell or importing competing products to ours, including a competitor to either of DKN-01 or TRX518, depends on the scope of our patents. We have several patents and patent applications relating to each of DKN-01 and TRX518 and their therapeutic uses, and possess substantial know-how relating to the development and commercialization of DKN-01 and TRX518. We cannot be sure that any of our pending patent applications or future patent filings will lead to the issuance of new patents, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be adequate to protect our market.

        We plan on pursuing in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field. We expect to use trademark protection for our products as they are marketed.

  Patents

        We exclusively license from Lilly rights under 15 issued patents and 11 pending patent applications, all of which belong to the same patent family. The patents and applications in this patent family are directed to the composition of matter and use of DKN-01, and include(i) one issued U.S. Patent, (ii) issued patents in the following jurisdictions: Australia, Canada, China, Eurasia, Japan, Lebanon, Macao, Mexico, New Zealand, Pakistan, Singapore, South Africa, Ukraine and South Korea and (iii) pending applications in the following jurisdictions: Argentina, Brazil, Europe (2), Gulf Cooperation Council, Hong Kong, India, Israel, Taiwan, Venezuela and Thailand. The standard 20-year term for patents in this family would expire in 2030. The U.S. patent will expire 87 days after the standard term due to patent term adjustment. Patent term extensions for delays in marketing approval may also extend the terms of patents in this family.

        We own one U.S. provisional patent application directed to the use of a biomarker in patients receiving DKN-01 therapy. We expect to file a non-provisional patent application claiming the benefit of the pending provisional application in the second half of 2017. Any patents that may issue from such application will expire no earlier than 2017.

        We own 39 issued patents and 14 pending patent applications relating to TRX518. The patents and applications primarily fall into two families. The standard 20-year term for patents in the first family would expire in 2026 and in the second family would expire in 2028. Patent term extensions for delays in marketing approval may also extend the terms of patents in these two families. The various patent applications and patents covering TRX-518 include claims directed to compositions of matter (antibodies and antigen-binding fragments), pharmaceutical compositions, methods for inducing or enhancing an immune response, methods of treating a subject having a tumor, combination therapies, and uses of antibodies and antigen-binding fragments. Patent applications and patents claiming these subject matters have been filed or granted in the following jurisdictions: United States, Australia, Canada, Europe (Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Portugal, Spain, Sweden, Switzerland, United Kingdom), Hong Kong, India and Japan.

  Patent Term

        The base term of a U.S. patent is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority. The term of a U.S. patent can be lengthened by patent term adjustment, which compensates the owner of the patent for administrative delays at the USPTO. In some cases, the term of a U.S. patent is shortened by terminal disclaimer that reduces its term to that of an earlier-expiring patent.

        The term of a U.S. patent may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act or Hatch-Waxman Amendment, to account for at least some of the time a product is under development and regulatory review after the patent is granted. With regard to a product for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of protection of one U.S. patent that includes at least one claim covering the composition of matter of an FDA-approved product, an FDA-approved method of treatment using the product, and/or a method of manufacturing the FDA-approved product. The extended protection cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the product. Some foreign jurisdictions, including Europe, have patent extension provisions, which allow for extension of the protection of a patent that covers a drug approved by the applicable foreign regulatory agency. In the future, if and when either DKN-01 or TRX518 receives FDA approval, we expect to apply for patent term extension to extend the protection of one of our patents covering DKN-01, or its use, and one of our patents covering TRX518, or its use.

  Lilly License Agreement

        On January 3, 2011, we entered into a license agreement with Lilly, pursuant to which Lilly granted us an exclusive license for certain intellectual property rights relating to pharmaceutically active compounds that may be useful in the treatment of bone healing, cancer and, potentially, other medical conditions. Such license includes a right to sublicense, under certain Lilly intellectual property rights to further develop and commercialize, on a worldwide basis, pharmaceutical products containing such licensed compounds. Lilly also agreed to assign to us all of its rights, title and interest in and to the approximate quantities of certain compounds covered by the Lilly Agreement in exchange for a payment from Leap.

        Pursuant to the Lilly Agreement, we granted to Lilly 9,000,000 shares of Series A Convertible Preferred Stock and agreed to pay Lilly a royalty in the low single digits of net sales of a particular product in the territory during the applicable royalty term, with certain adjustments to be made to the royalty rate in connection with third person intellectual property, sales of competing products and sales of biosimilar or generic products. The Series A Convertible Preferred Stock will convert to Leap common stock immediately prior to the Closing. We have not yet paid any royalties to Lilly pursuant to this agreement.

        The royalty term, with respect to each country in which a product is sold, on a country-by-country and product-by-product basis, begins on first commercial sale of the product in the country and the later of (i) the tenth anniversary of the first date of commercial sale of the product in the country, (ii) expiration of the last-to-expire issued patent included within the patents licensed under the Lilly Agreement having a valid claim covering the sale of the product, and (iii) the expiration of any data exclusivity period for the product in the country.

        The term of the Lilly Agreement begins on January 3, 2011 and, unless earlier terminated pursuant to the termination provisions described below, will continue on a country-by-country basis until we have no remaining royalty or other payment obligations in a specific country. Upon expiration in a given country, the licenses granted with respect to such country shall become fully paid up, perpetual and irrevocable.

        Either party may terminate the Lilly Agreement with immediate effect if the other party enters into bankruptcy or takes similar action. We may terminate the Lilly Agreement (i) at any time without cause upon ninety (90) days' written notice to Lilly or (ii) upon material breach of the Lilly Agreement by Lilly upon ninety (90) days' written notice to Lilly, unless Lilly cures such breach or violation during such ninety (90) day period. Lilly may terminate the agreement (i) upon our material breach of the Lilly Agreement by upon ninety (90) days' written notice to us, unless we cures such breach or violation during such ninety (90) day period or (ii) if we challenge, or materially assist any third person to challenge, the validity or enforceability of the licensed intellectual property that is the subject of the Lilly Agreement upon thirty (30) days' written notice to us, unless we cures such breach or violation during such thirty (30) day period.

        If Lilly terminates the Lilly Agreement or if we terminate the Lilly Agreement without cause, (i) all rights under the licensed intellectual property rights will terminate and immediately and automatically revert to Lilly, (ii) any sublicense will be assigned by us to Lilly so that such sublicense becomes a direct license between Lilly and such sublicensee, (iii) subject to certain limitations, we will be required to grant to Lilly an irrevocable, non-exclusive, perpetual, fully paid up license under all patent rights developed or acquired by us during the term of the Lilly Agreement that relate to the Lilly licensed intellectual property, (iv) subject to certain limitations, we will be required to grant to Lilly an irrevocable, non-exclusive, perpetual, fully paid up license to the results of data from all preclinical and clinical studies of any compound or product covered by the Lilly Agreement, (v) subject to certain limitations, we will be required to take all steps necessary to permit Lilly to commence marketing product covered by the Lilly Agreement, and (vi) we will be required to assign or re-assign to Lilly all Lilly patents covered by the Lilly Agreement and that were assigned by Lilly to us. If we terminate the Lilly Agreement for material breach by Lilly or Lilly's bankruptcy, the licenses will remain in full force and effect and we will remain liable for the payment of all royalty obligations under the Lilly Agreement. However, in this case, we may offset against such royalties any damages that we are entitled to for breach of the Lilly Agreement by Lilly.

        The Lilly Agreement also contains certain standard representations and warranties and certain standard confidentiality and indemnification provisions.

Lonza License Agreement

        On May 28, 2015, we entered into a license agreement with Lonza Sales AG, pursuant to which Lonza granted us a world-wide, non-exclusive license for certain intellectual property rights relating to a gene expression system, solutions of nutrients used in mammalian cell culture and related know-how and patent rights to use, test, develop, manufacture, market, sell offer for sale, distribute, import and export DKN-01. Such license includes a right to sublicense to (i) a competing contract manufacturer solely for the purpose of such manufacturer producing DKN-01 and (ii) our affiliates and strategic partners solely for undertaking commercial activities.

        In exchange for the license and sublicense described above, we agreed to pay to Lonza a low single-digit royalty calculated as a percentage of net sales on DKN-01. In addition, in connection with DKN-01 manufactured by Lonza, or a strategic partner of Lonza, we agreed to pay (i) an annual payment to Lonza beginning on the date of initiation of phase 1 clinical trials for DKN-01 and (ii) an increased annual payment to Lonza beginning on the date of initiation of phase 2 clinical trials for DKN-01, for so long as Lonza, or a strategic partner of Lonza, manufactures DKN-01. In connection with DKN-01 manufactured by any other party, we agreed to pay (i) an annual amount to Lonza per sublicense beginning on the commencement date of such sublicense and continuing for so long as the sublicense exists and (ii) a low single-digit royalty calculated as a percentage of net sales of DKN-01. All royalty amounts are subject to certain adjustments if, on a country-by-country basis, the manufacture and/or sale of DKN-01 are not protected by a valid claim. All royalty obligations will expire on a country-by-country basis upon the later of (i) the expiration, revocation or complete rejection of all valid claims covering product in such country or (ii) ten (10) years from first commercial sale of DKN-01 in such country.

        The Lonza Agreement will remain in force in each country of the world until either the expiration of the last valid patent claim or for so long as the know-how is identified and remains secret and substantial, whichever is later. Upon expiration of the Lonza Agreement with respect to DKN-01 in a particular country, the licenses granted under the Lonza Agreement with respect to DKN-01 in that country will become fully paid and royalty free.

        Either party may terminate the Lonza Agreement (i) if the other party commits a breach of the Lonza Agreement and such breach is not cured within forty-five (45) days of receiving notice of the breach (or thirty (30) days in the case of payment defaults) or (ii) if the other party is unable to pay its debts and enters into compulsory or voluntary liquidation or enters into a bankruptcy or takes other similar action. We may terminate the Lonza Agreement by giving sixty (60) days' written notice to Lonza. Lonza may, at its option, immediately terminate any or all of the licenses granted under the Lonza Agreement if we knowingly oppose any patent application within the patent rights granted or dispute the validity of any patent within under the Lonza Agreement or assist any third party to do so. Termination of the Lonza Agreement will terminate all licenses granted under the Lonza Agreement.

        The Lonza Agreement also contains certain standard confidentiality and indemnification provisions.

Competition

        The biotechnology and pharmaceutical industries are characterized by continuing technological advancement and significant competition. While we believe that our product candidates, technology, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products and the ease of use and effectiveness of any companion diagnostics. The level of generic competition and the availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

        Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. For example, Novartis, Merck, and Pfizer are all currently developing or have previously been developing anti-DKK1 monoclonal antibodies. Additionally, Merck, Novartis, Bristol-Myers Squibb, AstraZeneca and Agenus, in partnership with Incyte, are developing a GITR agonist monoclonal antibody. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs

Manufacturing

        We do not have, and we do not currently plan to acquire or develop, the facilities or capabilities to manufacture clinical trial material for use in human clinical trials or finished drug product for commercialization. We depend on third-party contract manufacturers, or CMOs, for the production of clinical trial material for our studies. Our bulk drug substance, or DS, is produced at our CMOs, Patheon Biologics and Lonza, which are required to comply with the FDA's Current Good Manufacturing Practice, or cGMP, regulations. Our finished drug product is produced at a contract fill/finisher provider, which is also required to comply with cGMP regulations. We have personnel with significant technical, manufacturing, analytical, quality and project management experience to oversee our third-party CMOs and to manage manufacturing and quality data and information for regulatory compliance purposes.

        We must manufacture drug product for clinical trial use in compliance with cGMP. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. Our third-party CMOs are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of our products. CMOs often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Government Regulation and Product Approval

        Government authorities in the United States, at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, approval, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import, and export of biopharmaceutical products such as those we are developing. In addition, manufacturers of biopharmaceutical products participating in Medicaid and Medicare are required to comply with mandatory price reporting, discount, and rebate requirements. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

FDA Regulation

        In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Services Act, or PHSA, and their implementing regulations. The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory tests, animal studies, and formulation studies in compliance with the FDA's GLP regulations;

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  submission to the FDA of an IND which must become effective before human clinical trials may begin;

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  approval by an IRB for each clinical site, or centrally, before each trial may be initiated;

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  adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed product candidates for its intended use, performed in accordance with GCPs;

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  development of manufacturing processes to ensure the product candidate's identity, strength, quality, and purity;

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  submission to the FDA of a BLA;

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  satisfactory completion of an FDA advisory committee review, if applicable;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the products are produced to assess compliance with cGMPs, and to assure that the facilities, methods, and controls are adequate to preserve the therapeutics' identity, strength, quality, and purity, as well as satisfactory completion of an FDA inspection of selected clinical sites and selected clinical investigators to determine GCP compliance; and

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  FDA review and approval of the BLA to permit commercial marketing for particular indications for use.

Preclinical Studies and IND Submission

        The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. Preclinical studies include laboratory evaluation of chemistry, pharmacology, toxicity, and product formulation, as well as animal studies to assess potential safety and efficacy. Such studies must generally be conducted in accordance with the FDA's GLPs. Prior to commencing the first clinical trial with a product candidate, an IND sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data, any available clinical data or literature, and proposed clinical study protocols among other things, to the FDA as part of an IND.

        An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, notifies the applicant of safety concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.

Clinical Trials

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, as well as review and approval of the study by an IRB. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety, the effectiveness criteria to be evaluated, and a statistical analysis plan. A protocol for each clinical trial, and any subsequent protocol amendments, must be submitted to the FDA as part of the IND. In addition, an IRB at each study site participating in the clinical trial or a central IRB must review and approve the plan for any clinical trial, informed consent forms, and communications to study subjects before a study commences at that site. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRB for approval. Progress reports detailing the results of the clinical trials must also be submitted at least annually to the FDA and the IRB and more frequently if serious adverse events or other significant safety information is found.

        The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or if the trial poses an unexpected serious harm to subjects, or may impose other conditions. We may also discontinue clinical trials as a result of risks to subjects, a lack of favorable results, or changing business priorities.

        Information about certain clinical trials, including a description of the study and study results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their clinicaltrials.gov website.

        Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of trial subjects, potential trial subjects, and the continuing validity and scientific merit of the clinical trial. The data safety monitoring board receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determined there is an unacceptable safety risk for subjects or on other grounds, such as no demonstration of efficacy.

        The manufacture of investigational biologics for the conduct of human clinical trials is subject to cGMP requirements. Investigational biologics and active ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.

        In general, for purposes of BLA approval, human clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

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  Phase 1—Studies are initially conducted in healthy human volunteers or subjects with the target disease or condition and test the product candidate for safety, dosage tolerance, target engagement, mechanism of action, absorption, metabolism, distribution, and excretion. If possible, Phase 1 trials may also be used to gain an initial indication of product effectiveness.

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  Phase 2—Controlled studies are conducted in limited subject populations with a specified disease or condition to evaluate preliminary efficacy, identify optimal dosages, dosage tolerance and schedule, possible adverse effects and safety risks, and expanded evidence of safety.

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  Phase 3—These adequate and well-controlled clinical trials are undertaken in expanded subject populations, generally at geographically dispersed clinical trial sites, to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Typically, two Phase 3 trials are required by the FDA for product approval.

        The FDA may also require, or companies may conduct, additional clinical trials for the same indication after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information.

        Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Regulatory authorities, an IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA's or the IRB's requirements, the product has been associated with unexpected serious harm to the subjects, or based on evolving business objectives or competitive climate.

        Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

        During the development of a new therapeutic, a sponsor may be able to request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of product approval and an efficacy claim as well as preclinical carcinogenicity trials and stability studies. An SPA may only be modified with the agreement of the FDA and the trial sponsor or if the director of the FDA reviewing division determines that a substantial scientific issue essential to determining the safety or efficacy of the product was identified after the testing began. An SPA is intended to provide assurance that, in the case of clinical trials, if the agreed upon clinical trial protocol is followed, the clinical trial endpoints are achieved, and there is a favorable risk-benefit profile, the data may serve as the primary basis for an efficacy claim in support of a BLA. However, SPA agreements are not a guarantee of an approval of a product candidate or any permissible claims about the product candidate. In particular, SPAs are not binding on the FDA if, among other reasons, previously unrecognized public health concerns arise during the performance of the clinical trial, other new scientific concerns regarding the product candidate's safety or efficacy arise, or if the sponsoring company fails to comply with the agreed upon clinical trial protocol.

BLA Submission, Review by the FDA, and Marketing Approval

        Assuming successful completion of the required clinical and preclinical testing, the results of product development, including chemistry, manufacture, and controls, non-clinical studies, and clinical trial results, including negative or ambiguous results as well as positive findings, are all submitted to the FDA, along with the proposed labeling, as part of a BLA requesting approval to market the product for one or more indications. In most cases, the submission of a BLA is subject to a substantial application user fee. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in certain circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application. Product candidates that are designated as orphan drugs, which are further described below, are also not subject to application user fees unless the application includes an indication other than the orphan indication.

        In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

        The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the biologic outweigh the risks. The REMS plan could include medication guides, physician communication plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must also be conducted at set intervals. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the biologic outweigh the risks.

        Once the FDA receives an application, it has 60 days to review the BLA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. The FDA may request additional information rather than accept a BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

        Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has set the review goal of completing its review of 90% of all applications within ten months from the 60-day filing date for its initial review of an initial NDA. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal, thus, the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the sponsor otherwise provides substantial additional information or clarification regarding the submission.

        The FDA may also refer certain applications to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts, which review, evaluate, and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        The FDA reviews applications to determine, among other things, whether a product is safe, pure and potent and whether the manufacturing methods and controls are adequate to assure and preserve the product's identity, strength, quality, safety, potency, and purity. Before approving a NDA, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA the FDA will inspect one or more clinical trial sites to assure compliance with GCPs.

        The approval process is lengthy and difficult and the FDA may refuse to approve a BLA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than an applicant interprets the same data.

        After evaluating the BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter, or CRL. If a CRL is issued, the applicant may either: resubmit the NDA, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified in the NDA. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA, and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes; or major, for example, requiring additional clinical trials. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

        Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product's safety and efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may also not approve label statements that are necessary for successful commercialization and marketing.

        After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval. The FDA may also withdraw the product approval if compliance with the pre- and post-marketing regulatory standards are not maintained or if problems occur after the product reaches the marketplace. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required.

  Biosimilars and Exclusivity

        The Biologics Price Competition and Innovation Act of 2009, or BPCIA, creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires a high similarity to the reference product notwithstanding minor differences in clinically inactive components, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical studies, animal studies, and at least one clinical trial, absent a waiver by FDA. There must be no difference between the reference product and a biosimilar in conditions of use, route of administration, dosage form, and strength. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation which are still being evaluated by the FDA.

        A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. However, certain changes and supplements to an approved NDA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the twelve year exclusivity period.

        The Orphan Drug Act provides incentives for the development of products intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals annually in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States will be recovered from United States sales. Additionally, sponsors must present a plausible hypothesis for clinical superiority to obtain orphan designation if there is a product already approved by the FDA that is intended for the same indication and that is considered by the FDA to be the same as the already approved product. This hypothesis must be demonstrated to obtain orphan exclusivity. If granted, prior to product approval, Orphan Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. In addition, if a product receives FDA approval for the indication for which it has orphan designation, the product is generally entitled to orphan exclusivity, which means the FDA may not approve any other application to market the same product for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

Special FDA Expedited Review and Approval Programs

        The FDA has various programs, including Fast Track designation, priority review and breakthrough designation, that are intended to expedite or simplify the process for the development and FDA review of certain products that are intended for the treatment of serious or life threatening diseases or conditions, and demonstrate the potential to address unmet medical needs or present a significant improvement over existing therapy. The purpose of these programs is to provide important new therapeutics to patients earlier than under standard FDA review procedures.

        To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if the product will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy, safety, or public health factors. If Fast Track designation is obtained, sponsors may be eligible for more frequent development meetings and correspondence with the FDA. In addition, the FDA may initiate review of sections of an application before the application is complete. This "rolling review" is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a Fast Track product may be eligible for accelerated approval or priority review.

        The FDA may give a priority review designation to products that are intended to treat serious conditions and, if approved, would provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. A priority review means that the goal for the FDA is to review an application within six months, rather than the standard review of ten months under current PDUFA guidelines, of the 60-day filing date.

        Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means the FDA may approve the product based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. A drug or biologic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug or biologic from the market on an expedited basis. All promotional materials for drug or biologic candidates approved under accelerated regulations are subject to prior review by the FDA.

        Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, a sponsor can request designation of a product candidate as a "breakthrough therapy." A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Products designated as breakthrough therapies are eligible for the Fast Track designation features as described above, intensive guidance on an efficient development program beginning as early as Phase 1 trials, and a commitment from the FDA to involve senior managers and experienced review staff in a proactive collaborative, cross-disciplinary review.

        Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Post-approval Requirements

        Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements related to manufacturing, recordkeeping, and reporting, including adverse experience reporting, shortage reporting, and periodic reporting, product sampling and distribution, advertising, marketing, promotion, certain electronic records and signatures, and post-approval obligations imposed as a condition of approval, such as Phase 4 clinical trials, REMS, and surveillance to assess safety and effectiveness after commercialization.

        After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. In addition, manufacturers and other entities involved in the manufacture and distribution of approved therapeutics are required to register their establishments with the FDA and certain state agencies, list their products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP and other requirements, which impose certain procedural and documentation requirements upon a company and its third-party manufacturers. Manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

        Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and specifications, and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

        The FDA also strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. A company can make only those claims relating to safety and efficacy, purity, and potency that are approved by the FDA. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product's labeling and that differ from those tested and approved by the FDA. Pharmaceutical companies, however, are required to promote their products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, debarment, and refusal of government contracts.

        In addition, the distribution of prescription biopharmaceutical samples is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of samples at the federal level. Both the PDMA and state laws limit the distribution of prescription biopharmaceutical product samples and impose requirements to ensure accountability in distribution.

        Moreover, the enacted Drug Quality and Security Act, or DQSA, imposes obligations on manufacturers of biopharmaceutical products related to product tracking and tracing. Among the requirements of this legislation, manufacturers are required to provide certain information regarding the products to individuals and entities to which product ownership is transferred, will be required to label products with a product identifier, and are required to keep certain records regarding the product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers must also verify that purchasers of the manufacturers' products are appropriately licensed. Further, under this legislation, manufactures will have product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences of death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death. Similar requirements additionally are and will be imposed through this legislation on other companies within the biopharmaceutical product supply chain, such as distributors and dispensers.

        Adverse event reporting and submission of periodic reports, including annual reports and deviation reports, are required following FDA approval of a NDA. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in significant regulatory actions. Such actions may include refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements including the need for additional testing, imposition of distribution or other restrictions under a REMS, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, debarment from receiving government contracts, and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, or civil or criminal penalties, including fines and imprisonment, and result in adverse publicity, among other adverse consequences.

Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

        Our business activities, including but not limited to, research, sales, promotion, distribution, medical education, and other activities following product approval will be subject to regulation by numerous federal and state regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Department of Justice, the Department of Health and Human Services and its various divisions, including the Centers for Medicare & Medicaid Services, or CMS, and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense, and state and local governments. Our business activities must comply with numerous healthcare laws, including but not limited to, anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations, which are described below, as well as state and federal consumer protection and unfair competition laws.

        The federal Anti-Kickback Statute, which regulates, among other things, marketing practices, educational programs, pricing policies, and relationships with healthcare provides or other entities, prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order, or the referral to another for the furnishing or arranging for the furnishing of any item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs, in whole or in part. The term "remuneration" has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. There are certain statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Patient Protection and Affordable Care Act, or ACA, of 2010, as amended, modified the intent requirement under the Anti-Kickback Statute to a stricter standard, such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

        The federal civil False Claims Act, or FCA, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. The civil False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses not expressly approved by the FDA in a product's label, and allegations as to misrepresentations with respect to the services rendered. In addition, private payers have been filing follow-on lawsuits alleging fraudulent misrepresentation, although establishing liability and damages in these cases is more difficult than under the FCA. Several pharmaceutical and other healthcare companies have further been sued under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Intent to deceive is not required to establish liability under the civil False Claims Act. Civil False Claims Act actions may be brought by the government or may be brought by private individuals on behalf of the government, called "qui tam" actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. Since 2004, these False Claims Act lawsuits against biopharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, as much as $3.0 billion, regarding certain sales practices and promoting off label uses. Civil False Claims act liability may be imposed for Medicare or Medicaid overpayments, for example, overpayments caused by understated rebate amounts, that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act.

        The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

        The civil monetary penalties statute is another potential statute under which biopharmaceutical companies may be subject to enforcement. Among other things, the civil monetary penalties statue imposes fines against any person who is determined to have knowingly presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

        Payment or reimbursement of prescription therapeutics by Medicaid or Medicare requires manufacturers to submit pricing information to CMS. The Medicaid Drug Rebate statute requires manufacturers to calculate and report price points, which are used to determine Medicaid rebate payments shared between the states and the federal government and Medicaid payment rates for certain therapeutics. For therapeutics paid under Medicare Part B, manufacturers must also calculate and report their Average Sales Price, which is used to determine the Medicare Part B payment rate. Products that are approved under a Biologic License Application, or BLA, or an BLA are subject to an additional inflation penalty which can substantially increase rebate payments. In addition, for BLA and BLA products, the Veterans Health Care Act, or VHCA, requires manufacturers to calculate and report to the Veterans Administration, or VA, a different price called the Non-Federal Average Manufacturing Price, which is used to determine the maximum price that can be charged to certain federal agencies, referred to as the Federal Ceiling Price, or FCP. Like the Medicaid rebate amount, the FCP includes an inflation penalty. A Department of Defense regulation requires manufacturers to provide this discount on therapeutics dispensed by retail pharmacies when paid by the TRICARE Program. All of these price reporting requirements create risk of submitting false information to the government, and potential FCA liability.

        The VHCA also requires manufacturers of covered therapeutics participating in the Medicaid program to enter into Federal Supply Schedule contracts with the VA through which their covered therapeutics must be sold to certain federal agencies at FCP. This necessitates compliance with applicable federal procurement laws and regulations, including submission of commercial sales and pricing information, and subjects us to contractual remedies as well as administrative, civil, and criminal sanctions. In addition, the VHCA requires manufacturers participating in Medicaid to agree to provide different mandatory discounts to certain Public Health Service grantees and other safety net hospitals and clinics under the 340B program based on the manufacturer's reported Medicaid pricing information. The 340B program has its own regulatory authority to impose sanctions for non-compliance and adjudicate overcharge claims against manufacturers by the purchasing entities.

        The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, a healthcare benefit program, regardless of whether the payor is public or private, in connection with the delivery or payment for health care benefits, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Additionally, the ACA amended the intent requirement of certain of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

        The ACA further created new federal requirements for reporting, by applicable manufacturers of covered therapeutics, payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members.

        Further, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its respective implementing regulations imposes certain requirements on covered entities relating to the privacy, security, and transmission of individually identifiable health information. Among other things, HITECH, through its implementing regulations, makes HIPAA's security standards and certain privacy standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity's workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates, and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain state laws also regulate manufacturers' use of prescriber-identifiable data. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require manufacturers to track and report information related to payments, gifts, and other items of value to physicians and other healthcare providers. These laws may affect our future sales, marketing, and other promotional activities by imposing administrative and compliance burdens.

        If our operations are found to be in violation of any of the laws or regulations described above or any other laws that apply to us, we may be subject penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, debarment from receiving government contracts or refusal of new orders under existing contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Enforcement actions can be brought by federal or state governments, or as "qui tam" actions brought by individual whistleblowers in the name of the government under the civil False Claims Act if the violations are alleged to have caused the government to pay a false or fraudulent claim.

        To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement Generally

        The commercial success of our product candidates and our ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers, and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government authorities, private health insurers, and other organizations generally decide which therapeutics they will pay for and establish reimbursement levels for healthcare. Medicare is a federally funded program managed by the Centers for Medicare and Medicaid Services, or CMS, through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program, including supplemental rebate programs that restrict coverage to therapeutics on the state Preferred Drug List. Similarly, government laws and regulations establish the parameters for coverage of prescription therapeutics by health plans participating in state exchanges and Tricare, the health care program for military personnel, retirees, and related beneficiaries. Many states have also created pharmacy assistance programs for individuals who do not qualify for federal programs. In the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services.

        In the United States, the European Union, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. For example, in the United States, federal and state governments reimburse covered prescription therapeutics at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. Third-party payors may limit coverage to specific therapeutic products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication or might impose high copayment amounts to influence patient choice. Third-party payors also control costs by requiring prior authorization or imposing other dispensing restrictions before covering certain products and by broadening therapeutic classes to increase competition. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Absent clinical differentiators, third-party payors may treat products as therapeutically equivalent and base formulary decisions on net cost. To lower the prescription cost, manufacturers frequently rebate a portion of the prescription price to the third-party payors.

        Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics and mandatory rebates on retail pharmacy prescriptions paid by Medicaid and Tricare. These restrictions and limitations influence the purchase of healthcare services and products. Legislative proposals to reform healthcare or reduce costs under government programs may result in lower reimbursement for our product candidates or exclusion of our product candidates from coverage. In addition, government programs like Medicaid include substantial penalties for increasing commercial prices over the rate of inflation which can affect realization and return on investment.

        Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. In addition, many government programs as a condition of participation mandate fixed discounts or rebates from manufacturers regardless of formulary position or utilization, and then rely on competition in the market to attain further price reductions, which can greatly reduce realization on the sale.

        Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement, and utilization, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, competition within therapeutic classes, judicial decisions and governmental laws and regulations related to Medicare, Medicaid, and healthcare reform, pharmaceutical coverage and reimbursement policies, and pricing in general. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Sales of our product candidates will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, such as Medicare and Medicaid, private health insurers, and other third-party payors.

        As a result of the above, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective, or the rebate percentages required to secure coverage may not yield an adequate margin over cost.

        Moreover, a payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in therapeutic development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidates or exclusion of our products and product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidates in whole or in part.

Healthcare Reform Measures

        The United States, states, and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect that additional healthcare reform measures will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could further limit the prices we are able to charge, or the amounts of reimbursement available, for our product candidates once they are approved. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

The Foreign Corrupt Practices Act

        The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring companies to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the

FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

  Properties

        Leap sublets space and shares related occupancy and support services with a related party, HealthCare Ventures LLC, or HCV. Prior to 2016, these expenses were allocated on a percentage basis among HCV and four of its "focused companies" including GITR, Inc. and HealthCare Pharmaceuticals, Inc. (formerly Dekkun Corporation), which merged in December 2015 to form Leap. Since January 1, 2016, these lease expenses have been allocated entirely to Leap. The total amount charged to Leap was approximately $134,000 in 2014 and $98,000 in 2015, which are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss included elsewhere herein. After the merger, Leap and HCV intend to have the lease assigned from HCV to Leap and to not have any continuing allocations between HCV and Leap.

  Employees

        As of September 15, 2016, we had 16 employees including both permanent and contract employees, and we also use the services of consultants on a regular basis. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our employee relations to be good.

  Legal Proceedings

        As of the date of this prospectus, and other than as described in the following paragraph, we are not currently a party to any material legal proceedings.

        A patent covering TRX518 and its uses was granted to us by the European Patent Office. Three notices of opposition to this patent were filed by major pharmaceutical companies, among others. Opposition proceedings took place earlier this year and the Opposition Division of the European Patent Office that heard the case issued an interlocutory decision indicating that our patent should be maintained with modified claims that differ from the claims as originally granted. These claims cover the TRX518 antibody and uses of TRX518 in a method of enhancing an immune response in a subject. In July 2016, we filed an appeal of the decision of the Opposition Division seeking to obtain broader claims that more closely reflect the claims as granted in the patent. The Board of Appeal has not scheduled a date for the appeal hearing. We intend to vigorously appeal the decision of the Opposition Division of the European Patent Office.

        On October 16, 2015, we filed a trademark application (Serial No. 86/790,294) for LEAP THERAPEUTICS with the United States Patent and Trademark Office. The application was published for opposition on March 22, 2016. On September 19, 2016, Intrexon Corporation opposed the application by filing a notice of opposition with the Trademark Trial and Appeal Board, or TTAB. In its opposition, Intrexon argues that our LEAP THERAPEUTICS mark is confusingly similar to two trademark registrations Intrexon owns for the mark LEAP (Reg. Nos. 4407212 and 4637542). We filed our answer to the opposition and intend to vigorously defend Leap's trademark application. The opposition is limited to determining whether the application should be permitted to proceed to registration.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS—LEAP

        You should read the following discussion and analysis of our financial condition and results of operations together with "Selected historical consolidated financial information" and our consolidated financial statements and related notes appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus. As used in this section, the terms "we," "our" and "us" refer to Leap Therapeutics.

Overview

        We were incorporated in the state of Delaware as Dekkun Corporation on January 3, 2011 and changed our name to HealthCare Pharmaceuticals, Inc. effective May 29, 2014, and then to Leap Therapeutics, Inc. effective November 16, 2015. During 2015, HealthCare Pharmaceuticals Pty Ltd. ("HCP Australia") was formed and is our wholly owned subsidiary.

        On December 10, 2015, we entered into a merger agreement with GITR Inc. ("GITR"), an entity under common control, whereby a wholly owned subsidiary was merged with GITR and the surviving name of the wholly owned subsidiary was GITR Inc. The GITR merger was accounted for as a combination of entities under common control. As a result, the assets and liabilities of GITR that were transferred to us were measured at their carrying amounts. The accompanying consolidated financial statements reflect the retrospective application of the GITR merger transaction as if the GITR merger had occurred on January 1, 2014. The historical results of us and GITR since January 1, 2014 have been combined at their historical carrying amounts, and all share and option disclosures have been retroactively adjusted to reflect the exchange of shares and options in the merger transaction.

        We are a biopharmaceutical company acquiring and developing novel therapeutics at the leading edge of cancer biology. Our approach is designed to target compelling tumor-promoting and immuno-oncology pathways to generate durable clinical benefit and enhanced outcomes for patients. Our programs are monoclonal antibodies that target key cellular pathways that enable cancer to grow and spread and specific mechanisms that activate the body's immune system to identify and attack cancer. Our two clinical stage programs are:

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  DKN-01:  A monoclonal antibody targeting Dickkopf-related protein 1, or DKK1, a protein that regulates important cell signaling pathways, known as the Wnt pathways, and influences the immune environment around tumor cells. When DKN-01 binds to DKK1, Wnt signaling pathways and the tumor microenvironment are altered, and an anti-tumor effect can be generated. We are testing DKN-01 in ongoing clinical trials in patients with esophageal cancer in combination with paclitaxel and in patients with cholangiocarcinoma in combination with gemcitabine and cisplatin. We have studied DKN-01 as a monotherapy in patients with non-small cell lung cancer. DKN-01-based therapies have generated responses and clinical benefit in these patient populations.

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  TRX518:  A monoclonal antibody targeting the glucocorticoid-induced tumor necrosis factor-related receptor, or GITR, a receptor found on the surface of a wide range of immune cells. TRX518 has been specifically engineered to enhance the immune system's anti-tumor response by activating GITR signaling, or GITR agonism, to activate tumor fighting white blood cells, or T effector cells, and decrease the activity of potentially tumor-protective white blood cells, or T regulatory cells, without causing the immune cells to be destroyed. We believe GITR is an ideal immune system agonist target through this two-pronged approach of stimulating an anti-tumor response and reducing immune suppression. We are conducting two clinical trials of TRX518 in patients with advanced solid tumors and have evidence of biomarker modulation and clinical activity.

        We intend to apply our extensive experience identifying and developing transformational products to aggressively develop these antibodies and build a pipeline of programs that has the potential to change the practice of cancer medicine.

        We have devoted substantially all of our resources to development efforts relating to our product candidates, including manufacturing and conducting clinical trials of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through proceeds from our sales preferred stock and proceeds from the issuance of notes payable—related party.

        We have incurred net losses in each year since our inception in 2011. Our net loss was $7.7 million for the year ended December 31, 2014, $12.1 million for the year ended December 31, 2015 and $19.9 million for the nine months ended September 30, 2016. As of September 30, 2016, we had an accumulated deficit of approximately $93.8 million. Our net losses have resulted primarily from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and have increasing operating losses for at least the next several years.

        We anticipate that our expenses will increase substantially as we:

  •
  continue the development of our product candidates, DKN-01, including the completion of Phase 2 clinical trial activities and TRX518, including the completion of Phase 1 clinical trial activities;

  •
  seek to obtain regulatory approvals for DKN-01 and TRX518;

  •
  outsource the manufacturing of DKN-01 and TRX518 for clinical trials and any indications for which we receive regulatory approval;

  •
  contract with third parties for the sales, marketing and distribution of DKN-01 and TRX518 for any indications for which we receive regulatory approval;

  •
  maintain, expand and protect our intellectual property portfolio;

  •
  continue our research and development efforts;

  •
  add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts; and

  •
  operate as a public company.

        We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization of DKN-01, TRX518 or any other product candidate. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our product candidates.

Financial Overview

  Research and Development Expenses

        Our research and development activities have included conducting nonclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings for DKN-01 and TRX518. We recognize research and development expenses as they are incurred. Our research and development expenses consist primarily of:

  •
  salaries and related overhead expenses for personnel in research and development functions, including costs related to stock-based compensation;

  •
  fees paid to consultants and CROs for our nonclinical and clinical trials, and other related clinical trial fees, including but not limited to laboratory work, clinical trial database management, clinical trial material management and statistical compilation and analysis;

  •
  costs related to acquiring and manufacturing clinical trial materials; and

  •
  costs related to compliance with regulatory requirements.

        We plan to increase our research and development expenses for the foreseeable future as we continue the development of DKN-01, TRX518 and other indications of our product candidates, subject to the availability of additional funding.

        Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of internal and external costs, such as employee costs, including salaries and stock-based compensation, other internal costs, fees paid to consultants, central laboratories, contractors and CROs in connection with our clinical and preclinical trial development activities. We use internal resources to manage our clinical and preclinical trial development activities and perform data analysis for such activities.

        The table below summarizes our research and development expenses incurred by development program for the nine months ended September 30, 2015 and 2016:

	Nine Months Ended September 30,
			Increase (Decrease)
	2015	2016
	(in thousands)
Direct research and development by program:
DKN-01 program	$6,045	$10,159	$4,114
TRX518 program	1,571	5,711	4,140

Total research and development expenses	$7,616	$15,870	$8,254

        The table below summarizes our research and development expenses incurred by development program for the years ended December 31, 2014 and 2015:

	Year Ended December 31,
			Increase (Decrease)
	2014	2015
	(in thousands)
Direct research and development by program:
DKN-01 program	$4,549	$9,079	$4,530
TRX518 program	2,165	1,332	(833)

Total research and development expenses	$6,714	$10,411	$3,697

        The successful development of our clinical and preclinical product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of any of our clinical or preclinical product candidates or the period, if any, in which material net cash inflows from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

  •
  the scope, rate of progress and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;

  •
  future clinical trial results; and

  •
  the timing and receipt of any regulatory approvals.

        A change in the outcome of any of these variables with respect to the development of a product candidate could result in a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, accounting and audit services.

        We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

  Interest income

        Interest income consists primarily of interest income earned on cash and cash equivalents. Our interest income has not been significant due to nominal cash and investment balances and low interest earned on invested balances.

  Interest expense—related party

        Interest expense consists of interest accrued on notes payable—related party that we issued during 2014, 2015 and 2016, the outstanding amounts of which are due on March 31, 2017, if not earlier converted into our preferred stock or common stock.

  Foreign currency translation adjustment

        Foreign currency translation adjustment consists of gains (losses) due to the revaluation of foreign currency transactions attributable to changes in foreign currency exchange rates associated with our Australian subsidiary.

  Income taxes

        Since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2015, we had federal and state net operating loss carryforwards of $34.5 million and $21.2 million, respectively, which begin to expire in 2031. We may be able to utilize our net operating loss carryforwards to reduce future federal and state income tax liabilities. However, these net operating losses are subject to various limitations under Internal Revenue Code ("IRC") Section 382, which limits the use of net operating loss carryforwards to the extent there has been an ownership change of more than 50 percentage points. In addition, the net operating loss carryforwards are subject to examination by the taxing authorities and could be adjusted or disallowed due to such exams. Although we have not undergone an IRC Section 382 analysis, it is possible that the utilization of our net operating loss carryforwards may be limited.

        As of December 31, 2015, we also had federal and state research and development tax credit carryforwards of $1.1 million and $0.2 million, respectively, which begin to expire in 2031 and 2026, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

  Accrued Research and Development Expenses

        As part of the process of preparing consolidated financial statements, we are required to estimate accrued research and development expenses. This process involves communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly for services performed. We make estimates of our accrued research and development expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with selected service providers and make adjustments, if necessary. To date, we have not adjusted our estimate at any particular balance sheet date by any material amount. Examples of estimated accrued research and development expenses include:

  •
  fees paid to CROs for management of our clinical trial activities;

  •
  fees paid to investigative sites in connection with clinical trials;

  •
  fees paid to contract manufacturers in connection with the production of clinical trial supplies; and

  •
  professional services and fees.

        We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not accurately identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

  Stock-Based Compensation

        We have issued options to purchase our common stock. We account for stock based compensation in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 establishes accounting for stock-based awards exchanged for employee services. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service or vesting period. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility.

        We estimate the grant date fair value of stock options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of stock-based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

  Significant Factors Used in Determining the Fair Value of Our common stock

        As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. We were assisted in the process by third-party valuations prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using market approaches to estimate our enterprise value and the option-pricing method ("OPM"), to allocate the enterprise value among the various classes of equity securities. The OPM treats preferred and common stock, warrants, options and any other similar instruments as a series of different call options on the fair value of the equity of a business enterprise. The OPM considers the rights to distributions of different securities interests in the entity including the level of seniority among the securities, dividend requirements, conversion ratios, and cash allocations. This method implicitly considers the effect of the liquidation preference as of any expected future liquidity date(s), not as of the valuation date. Key inputs in the application of the OPM include the fair value of the business enterprise as of the valuation date, the expected volatility of the total equity value of the entity and the expected term until a liquidity event. The expected term is based on a weighted average of the expected timing of future potential liquidity events. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be as a date later than the most recent third-party valuation date, including:

  •
  the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

  •
  the progress of our research and development programs, including the status of our clinical trials for our product candidates;

  •
  our stage of development and commercialization and our business strategy;

  •
  external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

  •
  our financial position, including cash on hand, and our historical and forecasted performance and operating results; and

  •
  the lack of an active public market for our equity securities.

        The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the closing of this transaction, the fair value of our common stock will be determined based on the quoted market price of our common stock.

  Emerging Growth Company Status

        The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Results of Operations

  Comparison of the Nine Months Ended September 30, 2015 and September 30, 2016

        The following table summarizes our results of operations for the nine months ended September 30, 2015 and 2016:

	Nine Months Ended September 30,
			Increase (Decrease)
	2015	2016
	(in thousands)
Operating expenses:
Research and development	$7,616	$15,870	$8,254
General and administrative	879	3,311	2,432

Total operating expenses	8,495	19,181	10,686

Loss from operations	(8,495)	(19,181)	(10,686)
Interest income	—	2	2
Interest expense—related party	(91)	(722)	(631)

Net loss	$(8,586)	$(19,901)	$(11,315)

  Research and Development Expenses

	Nine Months Ended September 30,
			Increase (Decrease)
	2015	2016
	(in thousands)
Direct research and development by program:
DKN-01 program	$6,045	$10,159	$4,114
TRX518 program	1,571	5,711	4,140

Total research and development expenses	$7,616	$15,870	$8,254

        Research and development expenses were $7.6 million for the nine months ended September 30, 2015, compared to $15.9 million for the nine months ended September 30, 2016. The increase of $8.3 million was primarily due to an increase of $8.6 million associated with manufacturing of clinical trial material for DKN-01 and TRX518 in 2016 as well an increase of $1.5 million in compensation related expenses and an increase of $0.9 in non-clinical research and development expenses. These increases are partially offset by a decrease of $2.7 million in licensing fees that were incurred during the nine months ended September 30, 2015 in connection with the licensing agreement with Eli Lilly.

  General and Administrative Expenses

        General and administrative expenses were $0.9 million for the nine months ended September 30, 2015, compared to $3.3 million for the nine months ended September 30, 2016. The increase of $2.4 million in general and administrative expenses was primarily due to an increase of $1.4 million associated with the compensation of our named executive officers who were not paid by Leap in 2015, an increase of $1.0 million in legal, audit and consulting fees associated with corporate and business development activities.

  Interest Income

        We recorded an immaterial amount of interest income for both the nine months ended September 30, 2015 and 2016.

  Interest Expense—Related Party

        We recorded interest expense—related party of $0.1 million for the nine months ended September 30, 2015, compared to $0.7 million for the nine months ended September 30, 2016. The increase in interest expense—related party is due primarily to incremental borrowings of $18.9 million under our notes payable—related party during the nine months ended September 30, 2016.

  Comparison of the Years Ended December 31, 2014 and December 31, 2015

        The following table summarizes our results of operations for the years ended December 31, 2014 and 2015:

	Year Ended December 31,
			Increase (Decrease)
	2014	2015
	(in thousands)
Operating expenses:
Research and development	$6,714	$10,411	$3,697
General and administrative	918	1,511	593

Total operating expenses	7,632	11,922	4,290

Loss from operations	(7,632)	(11,922)	4,290
Interest income	—	1	1
Interest expense—related party	(73)	(129)	56

Net loss	$(7,705)	$(12,050)	$4,345

  Research and Development Expenses

	Year Ended December 31,
			Increase (Decrease)
	2014	2015
	(in thousands)
Direct research and development by program:
DKN-01 program	$4,549	$9,079	$4,530
TRX-518 program	2,165	1,332	(833)

Total research and development expenses	$6,714	$10,411	$3,697

        Research and development expenses were $6.7 million for the year ended December 31, 2014, compared to $10.4 million for the year ended December 31, 2015. The increase of $3.7 million was primarily due to an increase of $4.5 million associated with clinical trial spending on the DKN-01, our lead product candidate, as it has advanced from Phase 1 clinical trials to Phase 2 clinical trials. This increase is partially offset by a decrease of $0.8 million on the clinical trial spending on the TRX518 our product candidate in 2015 as enrollment neared completion in our first clinical trial.

  General and Administrative Expenses

        General and administrative expenses were $0.9 million for the year ended December 31, 2014, compared to $1.5 million for the year ended December 31, 2015. The increase of $0.6 million in general and administrative expenses was primarily due to an increase of $0.4 million in legal fees associated with corporate and business development activities, an increase of $0.1 million associated with recruiting costs to meet our expanded staffing needs and an increase of $0.1 million in additional salary costs due to the increased staffing.

  Interest Income

        We recorded an immaterial amount of interest income in each of the years ended December 31, 2014 and 2015.

  Interest Expense—Related Party

        We recorded interest expense—related party of $0.1 million for both the year ended December 31, 2014 and 2015. Interest expense—related party remained consistent from year to year because the average borrowings under our notes payable—related party were consistent throughout 2014 and 2015.

Liquidity and Capital Resources

        Since our inception, we have incurred significant operating losses. We have not yet commercialized any of our product candidates, which are in various phases of clinical trials, and we do not expect to generate revenue from sales of any product for several years, if at all. We have funded our operations to date with proceeds from the sale of preferred stock and notes payable—related party.

        As of September 30, 2016, we had cash and cash equivalents of $1.0 million. During the nine months ended September 30, 2016 and the year ended December 31, 2015, we issued $18.9 million and $3.7 million, respectively, of notes payable—related party, which bear an interest rate of 8.0% per annum and mature on March 31, 2017, when all principal and accrued interest are due. On October 13, 2016 and November 15, 2016, Leap issued convertible promissory notes with an aggregate original principal amount of $2.0 million and $2.0 million, respectively. The notes have a stated annual interest rate of 8%, and the outstanding principal balance and accrued interest are payable on March 31, 2017. All of the notes will be converted into Leap common stock in connection with the proposed merger with Macrocure.

  Cash Flows

        The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands)
Cash used in operating activities	$(7,844)	$(8,102)	$(5,555)	$(18,040)
Cash used in investing activities	—	—	—	(136)
Cash provided by financing activities	4,877	8,270	5,969	18,900
Effect of exchange rate changes on cash and cash equivalents	—	(1)	—	(164)

Net increase (decrease) in cash and cash equivalents	$(2,967)	$167	$414	$560

        Operating activities.    Net cash used in operating activities for the nine months ended September 30, 2016 was primarily related to our net loss from the operation of our business of $19.5 million during the period, changes in working capital, including a decrease in our prepaid expenses and other assets, partially offset by an increase in accounts payable and accrued expenses. The increases in accounts payable and accrued expenses were due to increased spending on our research and development programs as well as the timing of vendor invoicing and payments.

        Net cash used in operating activities for the nine months ended September 30, 2015 was primarily related to our net loss from the operation of our business of $8.6 million, including expenses incurred for the development of DKN-01 and TRX518 and changes in working capital, partially offset by noncash charges, including $2.7 million of research and development expenses paid for in shares of our Series A convertible preferred stock.

        Net cash used in operating activities for the year ended December 31, 2015 was primarily related to our net loss from the operation of our business of $12.1 million including expenses incurred for the development of DKN-01 and TRX518, partially offset by changes in working capital, including a $1.0 million increase in accrued expenses and noncash charges, including $2.7 million of research and development expenses paid for in shares of our Series A convertible preferred stock.

        Net cash used in operating activities for the year ended December 31, 2014 was primarily related to our net loss from the operation of our business of $7.7 million, including expenses incurred for the development of DKN-01 and TRX518 and changes in working capital including a $0.5 million increase in our prepaid expenses and other assets, partially offset by a $0.3 million decrease in our accounts payable and accrued expense.

        Investing Activities.    We did not use any cash for investing activities during the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015. Net cash used in investing activities during the nine months ended September 30, 2016 was related to purchases of equipment.

        Financing Activities.    Net cash provided by financing activities for the nine months ended September 30, 2016 consisted of $18.9 million in proceeds from notes payable—related party.

        Net cash provided by financing activities for the nine months ended September 30, 2015 consisted of $1.9 million in net proceeds received from the issuance of Series B preferred stock, $1.9 million in net proceeds received from the issuance of Series C preferred stock and $2.1 million from the issuance of notes payable—related party.

        Net cash provided by financing activities for the year ended December 31, 2015 consisted of $5.0 million from the issuance of notes payable—related party, $1.9 million in net proceeds received from the issuance of Series B preferred stock and $1.9 million in net proceeds received from the issuance of Series C preferred stock and, partially offset by $0.6 million in repayments on notes payable—related party.

        Net cash provided by financing activities for the year ended December 31, 2014 consisted of $1.8 million in net proceeds received from the issuance of Series C preferred stock and $3.1 million from the issuance of notes payable—related party.

Capital Requirements

        Leap expects its cash and cash equivalents of $1.0 million at September 30, 2016, together with the $4.0 million in aggregate proceeds received in connection with the issuance of convertible promissory notes in October and November 2016, will be sufficient to satisfy its liquidity requirements for approximately one month. Leap expects that the anticipated net cash of Macrocure of at least $20.0 million at the effective time of the merger, together with the $10.0 million of proceeds from the equity investment that is required as a condition to the consummation of the merger, will be sufficient to satisfy its liquidity requirements for at least 15 months. While Leap is pursuing the completion of the merger with Macrocure, its operating plan may change or its ability to consummate a transaction may be delayed. If Leap's current operating plans change, we will require substantial additional funding to operate. Leap's future capital requirements will depend on many factors, including:

  •
  Leap's ability to complete the merger with Macrocure;

  •
  the timing and nature of any strategic transactions that Leap undertakes including, but not limited to, potential partnerships;

  •
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

  •
  the effect of competing technological and market developments.

        Additional funding may not be available at the time needed on commercially reasonable terms, if at all.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations as of September 30, 2016 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Notes payable—related party, including accrued interest(1)	$22,763	$22,763	$—	$—	$—
Research commitments(2)	3,773	3,773	—	—	—

Total	$26,536	$26,536	$—	$—	$—

(1)
Represents principal and accrued interest due to a related party for convertible promissory notes executed through September 30, 2016. The principal balance and accrued interest are payable on March 31, 2017, unless otherwise converted in connection with the merger. On October 13, 2016 and November 15, 2016, we received additional aggregate proceeds from the promissory note of $2.0 million and $2.0 million, respectively. The terms of the amended and restated notes were consistent with the terms of previously issued notes.

(2)
Represents noncancellable commitments under manufacturing agreements with vendors to manufacture TRX518 and DKN-01 for use in clinical trials.

        Pursuant to the Lilly Agreement, we agreed to pay Lilly a royalty in the low single digits of net sales of a particular product in the territory during the applicable royalty term. As the product candidate has not been approved for sale, we have not yet paid any royalties to Lilly pursuant to this agreement and do not know whether or when royalties may ultimately become payable.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

        We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risks

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates.

  Interest Rate Risk

        We are exposed to interest rate risk in the ordinary course of our business. Our cash and cash equivalents are held in highly liquid, readily available checking and money market accounts. As a result, these amounts are not materially affected by changes in interest rates.

        As of September 30, 2016, we had outstanding $22.8 million of notes payable—related party. The notes bear interest at a fixed rate equal to 8.0% per annum. As a result, a change in market interest rates would not have any impact on our debt-related obligations, financial position or results of operations.

  Foreign Currency Exchange Risk

        All of our employees and the majority of our major operations are currently located in the United States. We contract for manufacturing operations outside the United States through contract manufacturing organizations. The functional currency of our foreign subsidiary in Australia is the Australian dollar, although the majority of its contracts are denominated in U.S. dollars. We have engaged in contracts with contractors or other vendors in a currency other than the U.S. dollar, including our services agreement with Lonza Sales AG. To date, we have had minimal exposure to fluctuations in foreign currency exchange rates as the time period from the date that transactions are initiated and the date of payment or receipt of payment is generally of short duration. Accordingly, we believe we do not have a material exposure to foreign currency risk.

MANAGEMENT OF LEAP FOLLOWING THE MERGER

Name of Company

        At the effective time of the merger, Leap and Macrocure have agreed that the name of the surviving company will be Macrocure Ltd., which will thereafter be a wholly owned subsidiary of Leap. Leap Therapeutics, Inc. will remain the name of the parent company.

Executive Officers and Directors of Leap

        Pursuant to the merger agreement, Leap and Macrocure expect that immediately following the merger, Dr. Christopher Mirabelli, the current chief executive officer of Leap, will continue as the chief executive officer of Leap following the merger. Mr. Augustine Lawlor, the current chief operating officer of Leap, will continue as the chief operating officer of Leap following the merger. Mr. Douglas E. Onsi, the current chief financial officer of Leap, will continue as the chief financial officer of Leap following the merger. The executive officers of the combined company will be elected by, and will serve at the discretion of, Leap's board of directors. There are no family relationships among any of the currently expected directors and executive officers of the combined company.

        The following table sets forth the names, ages (as of September 5, 2016) and positions of the directors and executive officers of Leap as of the effective time of the merger:

Name	Age	Currently a Director of Leap/Macrocure	Position(s)
Christopher K. Mirabelli	62	Leap	Chairman, Chief Executive Officer and President
Augustine Lawlor	60	—	Chief Operating Officer
Douglas E. Onsi	47	—	Chief Financial Officer, Treasurer and Secretary
Non-Employee Directors
Mr. James Cavanaugh(3)	79	Leap	Director
Mr. John Littlechild(1)(2)	64	Leap	Director
Mr. Thomas Dietz(1)(2)	53	Leap	Director
Mr. Joseph Loscalzo(3)	64	Leap	Director
Mr. Nissim Mashiach	56	Macrocure	Director
Dr. William Li	54	*	Director

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Governance and Nominating Committee.

*
While a designee of Macrocure pursuant to the terms of the merger agreement, Dr. Li is not presently a sitting director of Macrocure.

Executive Officers

        Christopher K. Mirabelli, Ph.D.    Dr. Mirabelli, age 62, has served as the Chairman of our Board of Directors since 2016 and has also served as our President and Chief Executive Officer since our inception in 2011. Dr. Mirabelli has been a managing director of HealthCare Ventures LLC since 2000. From December 1999 to May 2000, Dr. Mirabelli served as president of pharmaceutical research and development and member of the board of directors of Millennium Pharmaceuticals, Inc., following its merger with LeukoSite Inc., where Dr. Mirabelli had been serving as president, chief executive officer and chairman of the board of directors since 1993. He was a co-founder of Ionis Pharmaceuticals, Inc. (NASDAQ: IONS), where he held several positions including senior vice president of research, from

1989 until 1993. Dr. Mirabelli started his career at SmithKline and French Laboratories (now part of GlaxoSmithKline Plc) R&D Division. He is a member of the board of advisors of the Blavatnik Biomedical Accelerator Fund at Harvard Medical School and the Boston Biomedical Innovation Center. Dr. Mirabelli is a member of the Board of Trustees of Guilford College. He received his Ph.D. in molecular pharmacology from Baylor College of Medicine and a B.S. degree in biology from State University of New York at Fredonia. We believe that Dr. Mirabelli's experience with Leap from serving as our President, Chief Executive Officer and Chairman, leadership in a number of biopharmaceutical companies, combined with his venture capital industry experience and technical background, make him qualified to serve as a member of our Board of Directors and its chair.

        Augustine Lawlor.    Mr. Lawlor, age 60, has served as our Chief Operating Officer since 2015. Mr. Lawlor has been a managing director of HealthCare Ventures LLC since 2000, including serving as the chief executive officer of GITR, Inc. prior to its merger into Leap. Prior to joining HealthCare Ventures, Mr. Lawlor served as Chief Operating Officer of LeukoSite Inc., a biotechnology company, from 1997 to 1999. Before joining LeukoSite, Mr. Lawlor served as Chief Financial Officer and Vice President of Corporate Development of Alpha-Beta Technology, Inc., a biotechnology company. He was also previously Chief Financial Officer and Vice President, Business Development, of BioSurface Technologies Corporation, a biofilm company. Mr. Lawlor serves on the Board of Directors of Cardiovascular Systems, Inc. and Catalyst Biosciences, Inc., each a publicly-traded biopharmaceutical company, and a number of private companies. He received a B.A. from the University of New Hampshire and a master's degree in management from Yale University.

        Douglas E. Onsi.    Mr. Onsi, age 47, has served as our Chief Financial Officer, Treasurer and Secretary since our inception in 2011. Mr. Onsi has been at HealthCare Ventures since 2007, including serving as a managing director since 2009 and the chief executive officer of Tensha Therapeutics, Inc. which was sold to Roche Holdings, Inc. in 2016. Prior to joining HealthCare Ventures, Mr. Onsi was at Genzyme Corporation, or Genzyme, where he served in roles as Vice President, Campath Product Operations and Portfolio Management, Oncology from 2005 to 2007 and as Vice President, Business Development from 2004 to 2005. Prior to Genzyme, he was Chief Financial Officer of Tolerx, Inc., a venture capital funded biotechnology company, from 2001 to 2004. Before joining Tolerx, Inc., he was in business development at LeukoSite, a publicly traded biopharmaceutical company that was acquired by Millennium Pharmaceuticals, Inc. He began his career as an attorney at Bingham Dana LLP. Mr. Onsi currently serves as a member of the board of directors of Vaxxas Pty Ltd., a privately-held biotechnology company. He received a Juris Doctor degree from the University of Michigan Law School and a B.S. in biological sciences from Cornell University.

Non-Employee Directors

        Thomas Dietz, Ph.D.    Dr. Dietz, age 53, has served as a member of our Board of Directors since 2016. Dr. Dietz is currently chairman and CEO of Waypoint Holdings, LLC, a diversified financial-holdings and services company. Previously, Dr. Dietz was co-CEO and then CEO and a director of Pacific Growth Equities, LLC, a San Francisco-based investment bank and institutional brokerage firm from 2004 to 2009, when the firm was acquired by Wedbush Securities. Dr. Dietz served as head of the investment banking division at Wedbush until November 2010. Prior to taking the CEO role at Pacific Growth, Dr. Dietz served as the company's director of equities research and was an award-winning biotechnology and biopharmaceutical analyst. He joined Pacific Growth in 1993. Previously, he was a member of the research faculty in the Department of Medicine, University of California, San Francisco and the VA Medical Center. Dr. Dietz is currently Chairman of Eiger Biopharmaceuticals, Inc. (EIGR:Nasdaq) and privately held AgBiome, LLC. He also serves as a director of Paratek Pharmaceuticals (PRTK:Nasdaq) and several other private companies. Dr. Dietz holds a Ph.D. in molecular biology and biochemistry from Washington University, St. Louis, and was a National Science Foundation Post-Doctoral Fellow. We believe that Dr. Dietz's experience with Leap, combined with his business, financial and leadership expertise and financial industry background, make him qualified to serve as a member of our Board of Directors.

        John Littlechild.    Mr. Littlechild, age 64, has served as a member of our Board of Directors since 2016. Mr. Littlechild has been a managing director of HealthCare Ventures since 1992. He has been in the venture capital industry since 1980 when he joined Citicorp Venture Capital in London. He subsequently joined the Advent Group, opening the London office of Advent U.K. and becoming an early general partner of Advent International in Boston. Prior to his career in venture capital, he held marketing and financial management positions with Rank Xerox and ICI. Mr. Littlechild holds a B.Sc in Engineering from the University of Manchester and an MBA from Manchester Business School. We believe that Mr. Littlechild's experience with our Company, combined with his venture capital industry experience and technical background, make him qualified to serve as a member of our Board of Directors.

        James Cavanaugh, Ph.D.    Dr. Cavanaugh, age 79, has served as a member of our Board of Directors since 2016. Dr. Cavanaugh has been a managing director of HealthCare Ventures since 1989. He was previously President of SmithKline & French Laboratories-U.S., the domestic pharmaceutical division of SmithKline Beckman Corporation. Dr. Cavanaugh had been president of SmithKline Beckman's clinical laboratory business and President of Allergan International. He has been a board member of a number of private and public pharmaceutical and biotechnology companies and was Chairman of The Shire Pharmaceutical Group, plc. He served as staff assistant to President Nixon for Health Affairs and then deputy director of the president's Domestic Council. Under President Ford, he was a deputy assistant to the President for domestic affairs and deputy chief of the White House. He has served as deputy assistant secretary for health and scientific affairs in the United States Department of Health, Education and Welfare, special assistant to the Surgeon General, United States Public Health Services, and director, Office of Comprehensive Health Planning. He began his career as a member of the faculty of the Graduate College and the College of Medicine at the University of Iowa where he received his Master's and Doctorate degrees. We believe that Dr. Cavanaugh's experience with working with a number of clinical laboratories, combined with his clinical and pharmaceutical industrial experience and background, make him qualified to serve as a member of our Board of Directors.

        Joseph Loscalzo, Ph.D.    Dr. Joseph Loscalzo, age 64, has served as a member of our Board of Directors since 2016. He is currently is Hersey Professor of the Theory and Practice of Medicine at Harvard Medical School, Chairman of the Department of Medicine, and Physician-in-Chief at Brigham and Women's Hospital. In 1994, Dr. Loscalso joined the faculty of Boston University in 1994, first as Chief of Cardiology and, in 1997, Wade Professor and Chair of Medicine, Professor of Biochemistry, and Director of the Whitaker Cardiovascular Institute. In 2005, he returned to work at Harvard and Brigham and Women's Hospital, where he had previously worked. He has served on several NIH study sections and editorial boards, and has chaired the Gordon Conference on Thrombolysis. He served as an associate editor of the New England Journal of Medicine for nine years, Chair of the Cardiovascular Board of the American Board of Internal Medicine, Chair of the Research Committee of the American Heart Association, Chair of the Scientific Board of the Stanley J. Sarnoff Society of Fellows for Research in the Cardiovascular Sciences, and Chair of the Board of Scientific Counselors of the National Heart, Lung, and Blood Institute of the National Institutes of Health. He is currently Editor-in-Chief of Circulation, a senior editor of Harrison's Principles of Internal Medicine, a member of the Advisory Council of the National Heart, Lung, and Blood Institute, and a member of the Council of Councils of the National Institutes of Health. Dr. Loscalzo has been a visiting professor at many institutions, holds two honorary degrees, has authored or co-authored more than 500 scientific publications, has authored or edited 23 books, and holds 27 patents for his work in the field of nitric oxide. He is also the recipient of many grants from the NIH and industry for his work in the areas of vascular biology, thrombosis, and atherosclerosis over the past twenty-five years and has won numerous awards. Dr. Loscalzo received his A.B. degree, summa cum laude, his Ph.D. in biochemistry, and his M.D. from the University of Pennsylvania and completed his clinical training at Brigham and Women's Hospital and Harvard Medical School, where he served as Resident and Chief Resident in medicine and Fellow in cardiovascular medicine. Dr. Loscalzo is currently a consultant for both Boston Consulting Group and Momenta Pharmaceuticals, Inc., is a scientific advisory board member at Broadview Ventures, Inc., Sanofi S.A., DZZOM—The Network Medicine Company and Applied Biomath, LLC, and is a member of the board of directors of Ionis Pharmaceuticals Inc. We believe that Dr. Loscalzo's vast experience as a cardiovascular scientist, clinician, and teacher and background in science and medicine, make him qualified to serve as a member of our Board of Directors.

        Nissim Mashiach.    Mr. Mashiach, age 56, will begin serving as a member of our Board of Directors upon completion of the merger of Leap and Macrocure. He currently serves as the President and Chief Executive Officer of Macrocure, Ltd. and has since June 2012. He is also currently a member of the board of directors at Chemomab Ltd. He also previously served as General Manager at Ethicon, a Johnson & Johnson company, from 2009 to 2012. Prior to then, he served as President and Chief Operating Officer at Omrix Biopharmaceuticals, Inc., a public company acquired by Johnson & Johnson in 2008. Prior to Omrix, Mr. Mashiach held leadership positions at several pharmaceutical companies. He holds an MBA from the University of Manchester, England, an MPharmSc from the Hebrew University, Jerusalem, Israel, and a BSc, Chemical Engineering from the Technion-Israel Institute of Technology, Haifa, Israel. We believe that Mr. Mashiach's experience with working with a number of biopharmaceutical companies, combined with his pharmaceutical industry experience and background, make him qualified to serve as a member of our Board of Directors.

        William Li., M.D.    Dr. Li, age 54, will begin serving as a member of our Board of Directors upon completion of the merger of Leap and Macrocure. In December 2003, Dr. Li joined the DOBI Medical Systems board of directors and was also a member of DOBI Medical System's Scientific Advisory Board. Dr. Li is a co-founder of the Angiogenesis Foundation in Cambridge, Massachusetts, of which he has been the President since April 2000 and Medical Director since December 1994. Dr. Li has extensive expertise in the field of angiogenesis and its therapeutic development and clinical applications. He trained with Dr. Judah Folkman, who pioneered the field of angiogenesis research. Through the Angiogenesis Foundation, Dr. Li has worked in association with the National Institutes of Health, and other major governmental and academic institutions, and industry leaders on angiogenesis-related programs. Dr. Li received his M.D. degree from University of Pittsburgh School of Medicine. He completed his clinical training in internal medicine at the Massachusetts General Hospital in Boston. Dr. Li has also served on the faculties of Harvard Medical School, Tufts University School of Veterinary Medicine and Dartmouth Medical School. We believe that Dr. Li's experience with working with companies and foundation in the cancer field, combined with his medical training and background, make him qualified to serve as a member of our Board of Directors.

Scientific Advisory Board Members

        We have established a scientific advisory board and we regularly seek advice and input from these experienced scientific leaders on matters related to our research and development programs. The members of our scientific advisory board consist of experts across a range of key disciplines relevant to our programs. We intend to continue to leverage the broad expertise of our advisors by seeking their counsel on important topics relating to our product candidate discovery and development programs. Members of our scientific advisory board have entered into agreements with us covering their respective confidentiality, non-disclosure and proprietary rights matters in connection with their service, and some members have options to purchase shares of our common stock.

Board Composition

        Our board of directors currently consists of five members, but at the effective time of the merger will expand to seven by adding two designees of Macrocure, Nissim Mashiach and William Li. The New Leap Charter and New Leap Bylaws will divide our board of directors into three classes with staggered three-year terms. In addition, such certificate of incorporation and bylaws provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. Under the New Leap Charter and New Leap Bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, such certificate of incorporation provides that the authorized number of directors may be changed only by a resolution of our board of directors.

        Director Independence.    Our board of directors has determined that all members of the board of directors, except Christopher Mirabelli, are independent directors, including for purposes of the rules of the NASDAQ stock market and relevant federal securities laws and regulations. There are no family relationships among any of our directors or executive officers.

        Staggered Board.    In accordance with the terms of the New Leap Charter and New Leap Bylaws that will become effective upon the consummation of the merger, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2017 for Class I directors, 2018 for Class II directors and 2019 for Class III directors.

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  Our Class I directors will be James Cavanaugh and John Littlechild;

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  Our Class II directors will be William Li and Thomas Dietz; and

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  Our Class III directors will be Nissim Mashiach, Joseph Loscalzo and Christopher Mirabelli.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Committees

        Upon the listing of our common stock on the NASDAQ stock market, our board of directors will have a standing audit committee, compensation committee and nominating and corporate governance committee. The members of our audit committee will consist of Thomas Dietz, James Cavanaugh and John Littlechild, with Thomas Dietz serving as chairman. The members of our compensation committee will consist of Thomas Dietz and John Littlechild, with John Littlechild serving as chairman. The members of our nominating and corporate governance committee will consist of James Cavanaugh and Joseph Loscalzo, with James Cavanaugh serving as chairman.

        Our board of directors has undertaken a review of the independence of our directors and has determined that all directors except Christopher Mirabelli are independent within the meaning of Section 5605(a)(2) of the NASDAQ stock market rules and Rule 10A-3 under the Securities Act, that Thomas Dietz, James Cavanaugh and John Littlechild meet the additional test for independence for audit committee members imposed by Commission regulations and Section 5605(c)(2)(A) of the NASDAQ stock market rules and that Thomas Dietz and John Littlechild meet the additional test for independence for compensation committee members imposed by Section 5605(d)(2) of the NASDAQ stock market rules. The NASDAQ stock market rules require that each committee of our board of directors has at least one independent director on the listing date of our common stock, has a majority of independent directors no later than 90 days after such date and be fully independent within one year after such date. The composition of our audit, compensation and nominating and corporate governance committees will satisfy these independence requirements in accordance with the phase-in schedule allowed by NASDAQ stock market rules.

  Audit Committee

        The primary purpose of our audit committee will be to assist the board of directors in the oversight of the integrity of our accounting and financial reporting process, the audits of our financial statements, and our compliance with legal and regulatory requirements. The functions of our audit committee will include, among other things:

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  hiring the independent registered public accounting firm to conduct the annual audit of our financial statements and monitoring its independence and performance;

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  reviewing and approving the planned scope of the annual audit and the results of the annual audit;

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  pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm;

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  reviewing the significant accounting and reporting principles to understand their impact on our financial statements

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  reviewing our internal financial, operating and accounting controls with management, our independent registered public accounting firm and our internal audit provider;

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  reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports, earnings announcements and our compliance with legal and regulatory requirements;

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  reviewing potential conflicts of interest under and violations of our Code of Conduct;

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  establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and confidential submissions by our employees of concerns regarding questionable accounting or auditing matters;

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  reviewing and approving related-party transactions; and

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  reviewing and evaluating, at least annually, our audit committee's charter.

        With respect to reviewing and approving related-party transactions, our audit committee will review related-party transactions for potential conflicts of interests or other improprieties. Under the Commission rules, related-party transactions are those transactions to which we are or may be a party in which the amount involved exceeds $120,000, and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and board membership. Our audit committee could approve a related-party transaction if it determines that the transaction is in our best interests. Our directors will be required to disclose to this committee or the full board of directors any potential conflict of interest, or personal interest in a transaction that our board is considering. Our executive officers will be required to disclose any related-party transaction to the audit committee. We also plan to poll our directors on an annual basis with respect to related-party transactions and their service as an officer or director of other entities. Any director involved in a related-party transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification as promptly as practical.

        The financial literacy requirements of the Commission require that each member of our audit committee be able to read and understand fundamental financial statements. In addition, at least one member of our audit committee is qualified as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act, and have financial sophistication in accordance with the NASDAQ stock market rules. Our board of directors has determined that Thomas Dietz qualifies as an audit committee financial expert.

        Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

        Prior to the consummation of the merger, our board of directors will adopt a charter for the audit committee that complies with NASDAQ stock market rules. The charter will be available on our website at www.leaptx.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

  Compensation Committee

        The primary purpose of our compensation committee will be to assist our board of directors in exercising its responsibilities relating to compensation of our executive officers and employees and to administer our equity compensation and other benefit plans. In carrying out these responsibilities, this committee will review all components of executive officer and employee compensation for consistency with its compensation philosophy, as in effect from time to time. The functions of our compensation committee will include, among other things:

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  designing and implementing competitive compensation policies to attract and retain key personnel;

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  reviewing and formulating policy and determining the compensation of our executive officers and employees;

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  reviewing and recommending to our board of directors the compensation of our directors;

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  administering our equity incentive plans and granting equity awards to our employees and directors under these plans;

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  if required from time to time, reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full board its inclusion in our periodic reports to be filed with the Commission;

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  if required from time to time, preparing the report of the compensation committee to be included in our annual proxy statement;

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  engaging compensation consultants or other advisors it deems appropriate to assist with its duties; and

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  reviewing and evaluating, at least annually, our compensation committee's charter.

        Prior to the consummation of the merger, our board of directors will adopt a charter for the compensation committee that complies with NASDAQ stock market rules. The charter will be available on our website at www.leaptx.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

  Nominating and Corporate Governance Committee

        The primary purpose of our nominating and corporate governance committee will be to assist our board of directors in promoting the best interests of our company and our stockholders through the implementation of sound corporate governance principles and practices. The functions of our nominating and corporate governance committee will include, among other things:

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  identifying, reviewing and evaluating candidates to serve on our board;

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  determining the minimum qualifications for service on our board;

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  developing and recommending to our board an annual self-evaluation process for our board and overseeing the annual self-evaluation process;

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  developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board any changes to such principles; and

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  periodically reviewing and evaluating our nominating and corporate governance committee's charter.

        Prior to the consummation of the merger, our board of directors will adopt a charter for the nominating and corporate governance committee that complies with NASDAQ stock market rules. The charter will be available on our website at www.leaptx.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

  Code of Conduct for Employees, Executive Officers and Directors

        We have adopted a Code of Conduct applicable to all of our employees, executive officers and directors. Following the consummation of the merger, the Code of Conduct will be available on our website at www.leaptx.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers or directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

  Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the board of directors, compensation committee or other committee serving an equivalent function, of any other entity that has one or more officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

        The following table presents compensation awarded in 2015 to our principal executive officer and our only other executive officer as of December 31, 2015, or compensation paid to or accrued for those executive officers for services rendered during 2015. We refer to these executive officers as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Christopher K. Mirabelli Chief Executive Officer and President	2015	0	0	—	0	0
Douglas E. Onsi Chief Financial Officer, Treasurer and Secretary	2015	0	0	—	0	0

Executive Compensation

  Overview

        Our executive compensation program is based on a pay-for-performance philosophy. We designed our executive compensation program to achieve the following primary objectives: provide compensation and benefit levels that will attract, retain, motivate and reward a highly talented executive team within the context of responsible cost management; establish a direct link between our individual/team performance and results and our executives' compensation; and align the interests and objectives of our executives with those of our stockholders by linking executive equity awards to stockholder value creation. Compensation for our executive officers is composed primarily of the following three main components: base salary; annual cash incentive bonuses and long-term equity incentives.

  Base Salary

        Base salaries are determined on a case-by-case basis for each executive officer (including our two named executive officers), including consideration of each officer's experience, expertise and performance, as well as market compensation levels for similar positions.

Name	2015 Base Salary ($)	2016 Base Salary ($)(1)
Christopher K. Mirabelli Chief Executive Officer and President	0	350,000
Augustine Lawlor Chief Operating Officer(2)	n/a	350,000
Douglas E. Onsi Chief Financial Officer, Treasurer and Secretary	0	350,000

(1)
The 2016 base salary for each named executive officer became effective January 1, 2016. Upon the consummation of the merger, the base salary for each of Christopher K. Mirabelli, Augustine Lawlor and Douglas E. Onsi will be increased to $400,000.

(2)
Augustine Lawlor became an executive officer of Leap effective December 12, 2015. He is not a named executive officer, but is presented here for purposes of inclusiveness.

  Annual Cash Incentive Bonuses

        Annual cash incentive bonuses are contingent upon our achievement of certain operational and financial objectives, which for 2016 are expected to consist primarily of research and development goals. Each executive officer's target bonus amount is expressed as a percentage of the officer's base salary and is intended to be commensurate with the officer's position and responsibilities. Target bonuses for each officer are 35% of base salary for the year ended December 31, 2016.

  Long-term Equity Incentives

        We believe equity awards in the form of options to purchase shares of our common stock provide an incentive for our executive officers to focus on driving growth in our stock price and long-term value creation and help us to attract and retain key talent. In addition, the granting of options helps ensure that the interests of our officers are aligned with those of our stockholders as the options only have value if the value of our common stock increases after the date the option is granted.

        Our officers are entitled to certain benefits if the officer's employment terminates in certain circumstances or if a change of control occurs. Our board of directors reviews (and, moving forward, our compensation committee will review) our officers' overall compensation packages on an annual basis or more frequently as it deems appropriate. From time to time, we may retain independent compensation consultants as we consider appropriate to help identify appropriate peer group companies and to obtain and evaluate current executive compensation data. In 2016, we retained compensation consultants in designing our executive compensation programs. Moving forward, we expect that our compensation committee will retain independent compensation consultants.

Employment Agreements

        We have entered into employment agreements with each of our executive officers (including our named executive officers), Messrs. Lawlor and Onsi and Dr. Mirabelli, on the same terms. The following is a summary of the material terms of each employment agreement. For complete terms, please see the respective employment agreements attached as exhibits to the Registration Statement of which this prospectus forms a part.

        Below are written descriptions of our agreements with each of our executive officers, including our named executive officers.

        Our executive employment agreements, effective upon the completion of the merger, do not include a specified term as their employment is "at-will." The agreements provides that each executive receives an annual base salary, initially established at $400,000 following the consummation of the merger, and that he is eligible for an annual incentive bonus, with his target bonus being 35% of his base salary. The Compensation Committee of the Board of Directors determines the executive's actual bonus amount based on its assessment of the satisfaction of performance criteria to be established by the Compensation Committee within the first three months of each fiscal year. The agreement also provides for the executive to participate in our benefit programs made available to our employees generally.

        Under each executive's agreement, if his employment is terminated by us without cause or if the executive resigns with good reason (as such terms are defined in the agreement), in either case prior to a change in control or one year after a change in control (as such term is defined in the agreement), he will be entitled to receive cash severance equal to his annualized base salary; a pro-rata bonus, payable within two and one-half months following the end of the fiscal year in which the termination or resignation occurs; any accrued or earned, but unpaid or unreimbursed, base salary, expenses, benefits, bonus, rights to indemnification, or vacation pay; reimbursement of his COBRA premiums for 12 months; and acceleration of vesting on any outstanding equity awards along with extension of the time period to exercise the outstanding equity awards to one year. In the event that such termination or resignation occurs during the one year period immediately following a change in control, the executive will also receive, an increase in the cash severance amount to double his annualized base salary, an extension of the time period during which Leap will reimburse COBRA premiums to 18 months, and extension of the time period to exercise all outstanding equity awards to two years. An executive's right to receive these severance benefits is subject to his providing a release of claims in favor of Leap and return of all company property.

        In the event that a change in control occurs within two years of the effective date of an executive's employment agreement, and the severance and other benefits provided in the agreement are considered "parachute payments" within the meaning of 280G of the Code and are subject to the excise tax imposed by Section 4999 of the code, then the executive will be entitled to receive an additional gross-up payment. This payment shall be in an amount equal to the excise tax and taxes imposed on such payment. Additionally, in the event that such change in control occurs more than two years after the effective date of the executive's employment agreement and the same conditions above are applicable, the executive's severance and other benefits constituting parachute payments will be either (i) delivered in full or (ii) delivered to a lesser extent which would result in no portion of such severance being subject to excise tax under Section 4999 of the Code, whichever provides the greatest amount to the executive. If any reduction in severance and other benefits constituting parachute payments is necessary to achieve the effect of clause (ii) above, then the reduction will occur first from cash severance payments, next from cancellation of accelerated vesting of equity awards and third from reduction of continued employee benefits.

        Each executive's employment agreement incorporates the terms and provisions of a customary employee proprietary information, invention, non-competition and non-solicitation between Leap and the executive. This agreement includes a noncompetition covenant during the period of the executive's employment and for one year thereafter.

        We expect to make an option grant to each executive to purchase the number of shares of Leap's common stock prior to the consummation of the merger representing approximately three percent of the fully diluted shares of Leap's common stock that Leap expects to be issued and outstanding immediately after the consummation of the merger. This option grant will be at an exercise price equal to the price per share that Leap expects to sell its shares of common stock to certain affiliates and designees of HealthCare Ventures who must purchase an aggregate of $10,000,000 of shares of common stock, immediately prior to the consummation of the merger in order to satisfy a condition precedent to the consummation of the merger. Each option granted to an executive will vest 33% on the first anniversary of the date of grant, and thereafter in equal monthly installments over a period of two years, generally subject to the executive's continued employment.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information regarding outstanding equity awards held by our executive officers (including our two named executive officers) as of December 31, 2015.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Christopher K. Mirabelli Chief Executive Officer and President	—	—	—	—
Douglas E. Onsi Chief Financial Officer, Treasurer and Secretary	—	—	—	—
Augustine Lawlor Chief Operating Officer	—	—	—	—

Equity Benefit Plans

2012 Equity Incentive Plan

        The following is a summary of the material terms of the Amended and Restated 2012 Equity Incentive Plan, or 2012 Plan, which will be in effect upon the consummation of the merger. It does not purport to be complete and is qualified by reference to the full text of the 2012 Plan, which we will file as an exhibit to our Registration Statement of which this prospectus is a part.

        The 2012 Plan provides for the grant of incentive stock option and nonstatutory stock options, stock appreciation rights, restricted stock and stock unit awards, performance units, stock grants and qualified performance-based awards under Section 162(m) of the Code, which we collectively refer to as "awards" in connection with the 2012 Plan. Directors, officers and other employees of Leap and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2012 Plan. The purpose of the 2012 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants to promote the success of our business.

  Administration

        Under its terms, the 2012 Plan is administered by the compensation committee of the board of directors, which is made up of independent outside non-employee directors for the purposes of applicable securities and tax laws. The board of directors itself may also exercise any of the powers and responsibilities under the 2012 Plan. Subject to the terms of the 2012 Plan, the plan administrator (the board or its compensation committee) will select the recipients of awards and determine, among other things, the:

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  number of shares of common stock covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

  •
  type of award and the exercise or purchase price and method of payment for each such award;

  •
  vesting period for awards, risks of forfeiture and any potential acceleration of vesting or lapses in risks of forfeiture; and

  •
  duration of awards.

        All decisions, determinations and interpretations made in good faith by the compensation committee with respect to the 2012 Plan and the terms and conditions of or operation of any award are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2012 Plan or any award.

  Available Shares

        The aggregate number of shares of our common stock which may be issued or used for reference purposes under the 2012 Plan or with respect to which awards may be granted, subject to the automatic increase provisions described below, may not exceed 1,378,237 shares, which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2012 Plan are for any reason cancelled, or expire or terminate unexercised, the number of shares covered by such awards will again be available for the grant of awards under the 2012 Plan. In addition, (i) shares used to pay the exercise price of a stock option and (ii) shares delivered to or withheld by us to pay the withholding taxes related to an award do not count as shares issued under the 2012 Plan.

        In no event shall the number of shares of our common stock available for issuance pursuant to incentive options issued under the 2012 Plan exceed 1,378,237 shares of common stock.

  Eligibility for Participation

        Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2012 Plan. The selection of participants is within the sole discretion of the compensation committee.

  Incentive Stock Options

        Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and will be granted pursuant to incentive stock option agreements. The plan administrator will determine the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. In addition, incentive options granted to employees who own, or are deemed to own, more than 10% of our voting stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option on the date of grant.

  Nonstatutory Stock Options

        Nonstatutory stock options are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and will be granted pursuant to nonstatutory stock option agreements. The plan administrator will determine the exercise price for a nonstatutory stock option.

  Stock Appreciation Rights

        A stock appreciation right, or a SAR, entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over a specified exercise price of the SAR. SARs may be granted in tandem with a stock option, such that the recipient has the opportunity to exercise either the stock option or the SAR, but not both. The base exercise price (above which any appreciation is measured) will not be less than 50% of the fair market value of the common stock on the date of grant of the SAR or, in the case of an SAR granted in tandem with a stock option, the exercise price will be the same as the exercise price of the related stock option. The administrator may pay that amount in cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

  Restricted Stock and Stock Units

        A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions are typically based on continuing employment. During the period of restriction, participants holding shares of restricted stock shall, except as otherwise provided in an individual award agreement, have full voting and dividend rights with respect to such shares but any stock dividends or other distributions payable in shares of stock or other securities of ours will be subject to the same vesting conditions that apply to the shares of restricted stock in respect of which the dividend was made. The receipt of cash dividends may also be deferred or required to be invested in additional shares of restricted stock. Participants holding restricted stock units may be entitled to receive payments equivalent to any dividends declared with respect to the common stock referenced in the grant of the restricted stock units, but only following the close of the applicable restriction period and then only if the underlying common stock has been earned. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

  Performance Units

        A performance unit award is a contingent right to receive predetermined shares of our common stock over an initial value for such number of shares (which may be zero) established by the compensation committee at the time of grant if certain performance goals or other business objectives are met within the specified performance period. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The compensation committee may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

        Our compensation committee has discretion to select the length of any applicable restriction or performance period, the kind and/or level of the applicable performance goal, and whether the performance goal is to apply to us, one of our subsidiaries or any division or business unit, or to the recipient.

  Stock Grants

        A stock grant is an award of shares of common stock without restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation. Stock grants are made without any forfeiture conditions.

  Qualified Performance-Based Awards

        Qualified performance-based awards include performance criteria intended to satisfy Section 162(m) of the Code. Section 162(m) of the Internal Revenue Code limits our federal income tax deduction for compensation to certain specified senior executives to $1 million, but excludes from that limit "performance-based compensation." Any form of award permitted under the 2012 Plan, other than stock grants, may be granted as a qualified performance-based award, but in the case of awards other than stock options or SARs will be subject to satisfaction of performance goals. The performance criteria used to establish performance goals are limited to the following: (i) cash flow (before or after dividends); (ii) earnings per share (including, without limitation, earnings before interest, taxes, depreciation and amortization); (iii) stock price; (iv) return on equity; (v) stockholder return or total stockholder return; (vi) return on capital (including, without limitation, return on total capital or return on invested capital); (vii) return on investment; (viii) return on assets or net assets; (ix) market capitalization; (x) economic value added; (xi) debt leverage (debt to capital); (xii) revenue; (xiii) sales or net sales; (xiv) backlog; (xv) income, pre-tax income or net income; (xvi) operating income or pre-tax profit; (xvii) operating profit, net operating profit or economic profit; (xviii) gross margin, operating margin or profit margin; (xix) return on operating revenue or return on operating assets; (xx) cash from operations; (xxi) operating ratio; (xxii) operating revenue; (xxiii) market share improvement; (xxiv) general and administrative expenses and (xxv) customer service.

  Transferability

        Awards, other than stock grants, granted under the 2012 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the compensation committee may provide for the transferability of nonstatutory stock options at the time of grant or thereafter to certain family members.

  Adjustment for Corporate Actions

        In the event of any change in the outstanding shares of common stock as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar distribution with respect to the shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to the 2012 Plan, (ii) the numbers and kinds of shares or other securities subject to then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or SARs (without change in the aggregate purchase price as to which such stock options or SARs remain exercisable), and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a Company repurchase right. Any such adjustment in awards will be determined and made by the Compensation Committee in its sole discretion.

  Transactions

        In the event of a transaction, including (i) any merger or consolidation of Leap, (ii) any sale or exchange of all of the common stock of Leap, (iii) any sale, transfer or other disposition of all or substantially all of Leap's assets, or (iv) any liquidation or dissolution of Leap, the compensation committee may, with respect to all or any outstanding stock options and SARS, (1) provide that such awards will be assumed, or substantially equivalent rights shall be provided in substitution therefore, (2) provide that the recipient's unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised within a specified period following written notice to the recipient, (3) provide that outstanding awards shall become exercisable in whole or in part prior to or upon the transaction, (4) provide for cash payments, net of applicable tax withholdings, to be made to the recipients, (5) provide that, in connection with a liquidation or dissolution of Leap, awards shall convert into the right to receive liquidation proceeds net of the exercise price of the awards and any applicable tax withholdings, or (6) any combination of the foregoing. With respect to outstanding awards other than stock options or SARs that are not terminated prior to or upon the transaction, upon the occurrence of a transaction other than a liquidation or dissolution of Leap which is not part of another form of transaction, the repurchase and other rights of Leap under each such award will transfer to Leap's successor. Upon the occurrence of such a liquidation or dissolution of Leap, all risks of forfeiture and performance goals applicable to such other awards will automatically be deemed terminated or satisfied, unless specifically provided to the contrary in the award. Any determinations required to carry out any of the foregoing will be made by the compensation committee in its sole discretion.

  Change of Control

        Upon the occurrence of a change of control, all outstanding stock options and SARs will accelerate with respect to such percentage of the shares not then exercisable and the risk of forfeiture applicable to all outstanding restricted stock and restricted stock units not based on achievement of performance goals will lapse with respect to such percentage of the restricted stock and restricted stock units still subject to such risk of forfeiture, and such percentage of any outstanding awards of performance units will be deemed to have been satisfied as is determined by the compensation committee. In each case, all unvested awards will be vested.

        A change of control is defined as the occurrence of any of the following: (1) a transaction, as described above, unless securities possessing more than 50% of the total combined voting power of the resulting entity or ultimate parent entity are held by a person who held securities possessing more than 50% of the total combined voting power of Leap immediately prior to the transaction; (2) any person or group of persons, excluding Leap and certain other related entities, directly or indirectly acquires beneficial ownership of securities possessing more than 50% of the total combined voting power of Leap, unless pursuant to a tender or exchange offer that Leap's board of directors recommends stockholders accept; and (3) over a period of no more than 24 consecutive months there is a change in the composition of Leap's board such that a majority of the board members ceases to be composed of individuals who either (i) have been board members continuously since the beginning of that period, or (ii) have been elected or nominated for election as board members during such period by at least a majority of the remaining board members who have been board members continuously since the beginning of that period.

  Amendment and Termination

        Our board of directors may at any time amend any or all of the provisions of the 2012 Plan, or suspend or terminate it entirely, retroactively or otherwise. Unless otherwise required by law or specifically provided in the 2012 Plan, the rights of a participant under awards granted prior to any amendment, suspension or termination may not be adversely affected without the consent of the participant. The compensation committee of board of directors is expressly authorized to amend any or all outstanding options at any time and from time to time to effect a repricing thereof by lowering the exercise price applicable to the shares of stock subject to such option(s) without the consent or approval of the stockholders of Leap or the holder or holders of such option(s), and, in connection with such repricing, to amend or modify any of the other terms of the option(s) so repriced, including, without limitation, for purposes of reducing the number of shares subject to such option(s) or for purposes of adversely affecting the provisions applicable to such option(s) that relate to the vesting or exercisability thereof, in each case without the approval or consent of stockholders of Leap or the holder(s) of such option(s). The 2012 Plan expires after ten years.

        It is not presently possible to determine the dollar value of award payments that may be made or the number of options, shares of restricted stock, restricted stock units, or other awards that may be granted under the 2012 Plan in the future, or the individuals who may be selected for such awards because awards under the 2016 Equity Incentive Plan are granted at the discretion of the compensation committee.

2016 Equity Incentive Plan

        The following is a summary of the material terms of the 2016 Equity Incentive Plan, or 2016 Plan, which will be in effect upon the completion of the merger. It does not purport to be complete and is qualified by reference to the full text of the 2016 Equity Incentive Plan, which we will file as an exhibit to the Registration Statement of which this prospectus is a part.

        The 2016 Plan provides for the grant of incentive stock option and nonstatutory stock options, stock appreciation rights, restricted stock and stock unit awards, performance units, stock grants and qualified performance-based awards under Section 162(m) of the Code, which we collectively refer to as "awards" in connection with the 2016 Plan. Directors, officers and other employees of Leap and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2016 Plan. The purpose of the 2016 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants to promote the success of our business.

  Administration

        Under its terms, the 2016 Plan is administered by the compensation committee of the board of directors, which is made up of independent outside non-employee directors for the purposes of applicable securities and tax laws. The board of directors itself may also exercise any of the powers and responsibilities under the 2016 Plan. Subject to the terms of the 2016 Plan, the plan administrator (the board or its compensation committee) will select the recipients of awards and determine, among other things, the:

  •
  number of shares of common stock covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

  •
  type of award and the exercise or purchase price and method of payment for each such award;

  •
  vesting period for awards, risks of forfeiture and any potential acceleration of vesting or lapses in risks of forfeiture; and

  •
  duration of awards.

        All decisions, determinations and interpretations made in good faith by the compensation committee with respect to the 2016 Plan and the terms and conditions of or operation of any award are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2016 Plan or any award.

  Available Shares

        The aggregate number of shares of our common stock which may be issued or used for reference purposes under the 2016 Plan or with respect to which awards may be granted, subject to the automatic increase provisions described below, may not exceed a number of shares of Leap common stock that, together with the out-of-the-money options outstanding at the effective time of the merger, represents 8% of Leap's fully diluted capitalization, which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2016 Plan are for any reason cancelled, or expire or terminate unexercised, the number of shares covered by such awards will again be available for the grant of awards under the 2016 Plan. In addition, (i) shares used to pay the exercise price of a stock option and (ii) shares delivered to or withheld by us to pay the withholding taxes related to an award do not count as shares issued under the 2016 Plan.

        The number of shares of common stock authorized under the 2016 Plan also will be increased each January 1 starting in 2018 by an amount equal to the lesser of (i) four percent (4%) of our outstanding common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, and (ii) any lower amount determined by our board prior to each such January 1. In no event shall the number of shares of our common stock available for issuance pursuant to incentive options exceed a number of shares of common stock equal to ten times the number of authorized shares listed in the immediately preceding paragraph.

  Eligibility for Participation

        Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2016 Plan. The selection of participants is within the sole discretion of the compensation committee.

  Incentive Stock Options

        Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and will be granted pursuant to incentive stock option agreements. The plan administrator will determine the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. In addition, incentive options granted to employees who own, or are deemed to own, more than 10% of our voting stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option determined on the date of grant.

  Nonstatutory Stock Options

        Nonstatutory stock options are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and will be granted pursuant to nonstatutory stock option agreements. The plan administrator will determine the exercise price for a nonstatutory stock option.

  Stock Appreciation Rights

        A stock appreciation right, or a SAR, entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over a specified exercise price of the SAR. SARs may be granted in tandem with a stock option, such that the recipient has the opportunity to exercise either the stock option or the SAR, but not both. The base exercise price (above which any appreciation is measured) will not be less than 50% of the fair market value of the common stock on the date of grant of the SAR or, in the case of an SAR granted in tandem with a stock option, the exercise price will be the same as the exercise price of the related stock option. The administrator may pay that amount in cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

  Restricted Stock and Stock Units

        A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions are typically based on continuing employment. During the period of restriction, participants holding shares of restricted stock shall, except as otherwise provided in an individual award agreement, have full voting and dividend rights with respect to such shares but any stock dividends or other distributions payable in shares of stock or other securities of ours will be subject to the same vesting conditions that apply to the shares of restricted stock in respect of which the dividend was made. The receipt of cash dividends may also be deferred or required to be invested in additional shares of restricted stock. Participants holding restricted stock units may be entitled to receive payments equivalent to any dividends declared with respect to the common stock referenced in the grant of the restricted stock units, but only following the close of the applicable restriction period and then only if the underlying common stock has been earned. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

  Performance Units

        A performance unit award is a contingent right to receive predetermined shares of our common stock over an initial value for such number of shares (which may be zero) established by the compensation committee at the time of grant if certain performance goals or other business objectives are met within the specified performance period. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The compensation committee may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

        Our compensation committee has discretion to select the length of any applicable restriction or performance period, the kind and/or level of the applicable performance goal, and whether the performance goal is to apply to us, one of our subsidiaries or any division or business unit, or to the recipient.

  Stock Grants

        A stock grant is an award of shares of common stock without restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation. Stock grants are made without any forfeiture conditions.

  Qualified Performance-Based Awards

        Qualified performance-based awards include performance criteria intended to satisfy Section 162(m) of the Code. Section 162(m) of the Internal Revenue Code limits our federal income tax deduction for compensation to certain specified senior executives to $1 million, but excludes from that limit "performance-based compensation." Any form of award permitted under the 2016 Plan, other than stock grants, may be granted as a qualified performance-based award, but in the case of awards other than stock options or SARs will be subject to satisfaction of performance goals. The performance criteria used to establish performance goals are limited to the following: (i) cash flow (before or after dividends); (ii) earnings per share (including, without limitation, earnings before interest, taxes, depreciation and amortization); (iii) stock price; (iv) return on equity; (v) stockholder return or total stockholder return; (vi) return on capital (including, without limitation, return on total capital or return on invested capital); (vii) return on investment; (viii) return on assets or net assets; (ix) market capitalization; (x) economic value added; (xi) debt leverage (debt to capital); (xii) revenue; (xiii) sales or net sales; (xiv) backlog; (xv) income, pre-tax income or net income; (xvi) operating income or pre-tax profit; (xvii) operating profit, net operating profit or economic profit; (xviii) gross margin, operating margin or profit margin; (xix) return on operating revenue or return on operating assets; (xx) cash from operations; (xxi) operating ratio; (xxii) operating revenue; (xxiii) market share improvement; (xxiv) general and administrative expenses and (xxv) customer service.

  Transferability

        Awards, other than stock grants, granted under the 2016 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the compensation committee may provide for the transferability of nonstatutory stock options at the time of grant or thereafter to certain family members.

  Adjustment for Corporate Actions

        In the event of any change in the outstanding shares of common stock as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar distribution with respect to the shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to the 2016 Plan,

(ii) the numbers and kinds of shares or other securities subject to then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or SARs (without change in the aggregate purchase price as to which such stock options or SARs remain exercisable), and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a Company repurchase right. Any such adjustment in awards will be determined and made by the Compensation Committee in its sole discretion.

  Transactions

        In the event of a transaction, including (i) any merger or consolidation of Leap, (ii) any sale or exchange of all of the common stock of Leap, (iii) any sale, transfer or other disposition of all or substantially all of Leap's assets, or (iv) any liquidation or dissolution of Leap, the compensation committee may, with respect to all or any outstanding stock options and SARS, (1) provide that such awards will be assumed, or substantially equivalent rights shall be provided in substitution therefore, (2) provide that the recipient's unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised within a specified period following written notice to the recipient, (3) provide that outstanding awards shall become exercisable in whole or in part prior to or upon the transaction, (4) provide for cash payments, net of applicable tax withholdings, to be made to the recipients, (5) provide that, in connection with a liquidation or dissolution of Leap, awards shall convert into the right to receive liquidation proceeds net of the exercise price of the awards and any applicable tax withholdings, or (6) any combination of the foregoing. With respect to outstanding awards other than stock options or SARs that are not terminated prior to or upon the transaction, upon the occurrence of a transaction other than a liquidation or dissolution of Leap which is not part of another form of transaction, the repurchase and other rights of Leap under each such award will transfer to Leap's successor. Upon the occurrence of such a liquidation or dissolution of Leap, all risks of forfeiture and performance goals applicable to such other awards will automatically be deemed terminated or satisfied, unless specifically provided to the contrary in the award. Any determinations required to carry out any of the foregoing will be made by the compensation committee in its sole discretion.

  Change of Control

        Upon the occurrence of a change of control, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all outstanding stock options and SARs will accelerate with respect to such percentage of the shares not then exercisable as is determined by the compensation committee, the risk of forfeiture applicable to all outstanding restricted stock and restricted stock units not based on achievement of performance goals will lapse with respect to such percentage of the restricted stock and restricted stock units still subject to such risk of forfeiture as is determined by the compensation committee, and such percentage of any outstanding awards of performance units will be deemed to have been satisfied as is determined by the compensation committee. In each case, a pro rata portion of each unvested award will be vested.

        A change of control is defined as the occurrence of any of the following: (1) a transaction, as described above, unless securities possessing more than 50% of the total combined voting power of the resulting entity or ultimate parent entity are held by a person who held securities possessing more than 50% of the total combined voting power of Leap immediately prior to the transaction; (2) any person or group of persons, excluding Leap and certain other related entities, directly or indirectly acquires beneficial ownership of securities possessing more than 50% of the total combined voting power of Leap, unless pursuant to a tender or exchange offer that Leap's board of directors recommends stockholders accept; (3) over a period of no more than 24 consecutive months there is a change in the composition of Leap's board such that a majority of the board members ceases to be composed of individuals who either (i) have been board members continuously since the beginning of that period, or

(ii) have been elected or nominated for election as board members during such period by at least a majority of the remaining board members who have been board members continuously since the beginning of that period.

  Amendment and Termination

        Our board of directors may at any time amend any or all of the provisions of the 2016 Plan, or suspend or terminate it entirely, retroactively or otherwise. Unless otherwise required by law or specifically provided in the 2016 Plan, the rights of a participant under awards granted prior to any amendment, suspension or termination may not be adversely affected without the consent of the participant. The compensation committee of board of directors is expressly authorized to amend any or all outstanding options at any time and from time to time to effect a repricing thereof by lowering the exercise price applicable to the shares of stock subject to such option(s) without the consent or approval of the stockholders of Leap or the holder or holders of such option(s), and, in connection with such repricing, to amend or modify any of the other terms of the option(s) so repriced, including, without limitation, for purposes of reducing the number of shares subject to such option(s) or for purposes of adversely affecting the provisions applicable to such option(s) that relate to the vesting or exercisability thereof, in each case without the approval or consent of stockholders of Leap or the holder(s) of such option(s). The 2016 Plan expires after ten years.

        It is not presently possible to determine the dollar value of award payments that may be made or the number of options, shares of restricted stock, restricted stock units, or other awards that may be granted under the 2016 Plan in the future, or the individuals who may be selected for such awards because awards under the 2016 Equity Incentive Plan are granted at the discretion of the compensation committee.

401(k) Plan

        We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the statutory limit, which is $17,500 for calendar year 2016. Participants that are 50 years or older can also make "catch-up" contributions, which in calendar year 2016 may be up to an additional $5,500 above the statutory limit. We may also elect to provide for discretionary profit sharing contributions, but we did not provide any such contributions in 2015. In general, eligible compensation for purposes of the 401(k) plan includes an employee's earnings reportable on IRS Form W-2 subject to certain adjustments and exclusions required under the Code. We also make matching employer contributions in cash to each employee's 401(k) plan at a rate of 100% of the first 3% of earnings contributed by each such employee and 50% of the next 2% of earnings contributed. Employees participating in the 401(k) plan are fully vested in our matching contributions, and investments are directed by employees. The 401(k) plan currently does not offer the ability to invest in our securities.

Director Compensation

        Prior to January 1, 2016, we did not pay any compensation or make any equity awards to our directors.

        Beginning on January 1, 2016, we began compensating our non-employee directors with an annual cash retainer of $25,000. We intend to make a stock option grant to our current non-employee directors prior to the completion of the merger. We also reimburse non-employee directors for travel expenses incurred in connection with their duties as directors.

        We will adopt a new compensation program for our non-employee directors concurrent with the consummation of the merger. We retained an independent compensation consultant to help us determine the terms of the non-employee director compensation program. Under the program, effective upon the consummation of the merger, each non-employee director shall be paid an annual fee of $40,000 and such additional fees as set out in the following table. All payments are to be made quarterly, in arrears.

Non-Employee Director	Annual Fee ($)
Chairman of audit committee	15,000
Member of audit committee (other than chairman)	10,000
Chairman of compensation committee	10,000
Member of compensation committee (other than chairman)	5,000
Chairman of governance and nominating committee	10,000
Member of governance and nominating committee (other than chairman)	5,000

        Upon the effectiveness of the merger, we will make an initial option grant to each non-employee director to purchase the number of shares of common stock equal to 0.150% of the total shares outstanding as of the date of the merger, which option grant is to be at an exercise price equal to the price of our common stock in connection with merger. Each initial option grant will vest in full one year from the date of grant.

        In addition, upon effectiveness of the merger, we intend to provide our non-employee directors with equity compensation for service on our board of directors and committees on annual basis, starting with our 2018 annual meeting of the stockholders. We expect to make these grants around the time of our annual meeting of stockholders. This equity compensation will consist of a grant of options to purchase the number of shares of common stock equal to 0.075% of the total outstanding amount of Leap common stock at the date of grant, at an exercise price equal to the fair market value of Leap's common stock on the date of grant and will vest in full one year from the date of grant.

        Additionally, after the consummation of the merger, we intend to provide any new non-employee director appointed to the board of directors an initial grant to purchase the number of shares of common stock equal to 0.150% of the total shares outstanding at an exercise price equal to the fair market value of Leap's common stock on the date of such director's appointment which shall vest annually over three years following grant. These annual grants and new director grants will be subject to approval by Leap's board of directors at the time.

CERTAIN BENEFICIAL OWNERS OF LEAP COMMON STOCK

        The following table sets forth certain information regarding the beneficial ownership of our capital stock outstanding as of October 31, 2016 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of the members of our board of directors;

  •
  each of our named executive officers; and

  •
  all of the members of our board of directors and executive officers as a group.

        The ownership information shown in the table and captioned "prior to consummation of the merger" is based upon 72,512,265 shares of common stock outstanding as of October 31, 2016, gives effect to the Recap, and takes into account the incremental changes to (i) the principal and accrued interest under the notes and (ii) the accrued dividends on the outstanding preferred stock subsequent to the end of the preceding calendar quarter.

        The ownership information shown in the table captioned "after consummation of the merger" is based upon 9,399,112 shares of common stock outstanding as of October 31, 2016, which gives effect to the Recap as of that date, and also gives effect to (i) the Pre-Closing Leap Share Conversion, using assumed reverse stock split of one-to-20.6579, (ii) the issuance by us of shares of common stock upon the consummation of the merger and (iii) the consummation of the contemplated $10.0 million equity investment by entities affiliated with HealthCare Ventures (which assumes, for purposes of these calculations, that HealthCare Ventures IX, L.P. funds the entire $10.0 million investment). Such number, however, does not give effect to the shares of common stock issuable upon the exercise of any options or warrants. This table does not reflect changes to the composition of Leap's board of directors effective as of the consummation of the merger.

        Each individual or entity shown in the table has furnished us with information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the Commission's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or other rights that are either immediately exercisable or exercisable on or before December 30, 2016, which is 60 days after October 31, 2016. These shares are deemed to be outstanding and beneficially owned by the person holding those rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141.

Name and Address of Beneficial Owner	Number of Shares of Leap Common Stock Beneficially Owned Prior to Consummation of the Merger	Percent of Leap Common Stock Prior to Consummation of the Merger	Number of Shares of Leap Common Stock Beneficially Owned After Consummation of the Merger	Percent of Leap Common Stock After Consummation of the Merger
5% Stockholders:
Entities affiliated with HealthCare Ventures(1)	92,262,173	87.20%	5,476,528	58.27%
Eli Lilly and Company(2)	13,542,777	12.80%	655,573	6.97%
Lilly Corporate Center Indianapolis, IN 46285
Directors and Named Executive Officers:
Christopher K. Mirabelli(1)	92,262,173	87.20%	5,476,528	58.27%
Douglas E. Onsi(3)	39,408,165	37.25%	2,917,993	31.05%
James Cavanaugh(4)	52,854,008	49.95%	2,558,535	27.22%
Thomas Dietz	—	*	—	*
John Littlechild(4)	52,854,008	49.95%	2,558,535	27.22%
Joseph Loscalzo	—	*	—	*
All executive officers and directors as a group (seven persons)(5)	92,262,173	87.20%	5,476,528	58.27%

(1)
Consists of (i) 16,785,000 shares of Series B Preferred Stock held by HealthCare Ventures VIII, L.P., (ii) 2,150,000 shares of Series B Preferred Stock and 11,781,984 shares of Series C Preferred Stock held by HealthCare Ventures IX, L.P. (iii) 2,565,000 shares of Series B Preferred Stock held by HealthCare Ventures Strategic Fund, L.P. and (iv) the shares of common stock issuable upon conversion of all outstanding convertible notes held by such stockholders, all of which will convert to common stock upon closing. Christopher K. Mirabelli, James H. Cavanaugh, John W. Littlechild, Harold Werner and Augustine Lawlor (collectively, the "HCVVIII Directors") are the Managing Directors of HealthCare Ventures VIII, LLC ("HCPVIII LLC"), which is the General Partner of HealthCare Partners VIII, L.P. ("HCPVIII"), which is the General Partner of HealthCare Ventures VIII, L.P. Each of the HCVVIII Directors, HCPVIII LLC and HCPVIII beneficially own and share voting and dispositive power with respect to all of the securities owned by HealthCare Ventures VIII, L.P. Each of the HCVVIII Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities. Christopher K. Mirabelli, Douglas E. Onsi and Augustine Lawlor (collectively, the "HCVIX Directors") are the Managing Directors of HealthCare Ventures IX, LLC ("HCPIX LLC"), which is the General Partner of HealthCare Ventures IX, L.P. ("HCPIX"), which is the General Partner of HealthCare Ventures IX, L.P. Each of the HCVIX Directors, HCPIX LLC and HCPIX beneficially own and share voting and dispositive power with respect to all of the securities owned by HealthCare Ventures IX, L.P. Each of the HCVIX Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities. Christopher K. Mirabelli, Douglas E. Onsi and Augustine Lawlor (collectively, the "HCSP Directors") are the Managing Directors of HealthCare Strategic Partners, LLC ("HCV Strategic LLC"), which is the General Partner of HealthCare Ventures Strategic Fund, L.P. Each of the HCSP Directors, and HCV Strategic LLC beneficially own and share voting and dispositive power with respect to all of the securities owned by HCV Strategic Fund, L.P. Each of the HCSP

  Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities. The foregoing ownership figures do not give effect to the Pre-Closing Leap Share Conversion.

(2)
Represents 9,000,000 shares of Series A Preferred Stock, which will convert to common stock upon closing. The foregoing ownership figures do not give effect to the Pre-Closing Leap Share Conversion.

(3)
Consists of (i) 2,150,000 shares of Series B Preferred Stock and 11,781,984 shares of Series C Preferred Stock held by HealthCare Ventures IX, L.P., (ii) 2,565,000 shares of Series B Preferred Stock held by HealthCare Ventures Strategic Fund, L.P. and (iii) the shares of common stock issuable upon conversion of all outstanding convertible notes held by such stockholder, all of which will convert to common stock upon closing. The HCVIX Directors are the Managing Directors of HCPIX LLC which is the General Partner of HCPIX, which is the General Partner of HealthCare Ventures IX, L.P. Each of the HCVIX Directors, HCPIX LLC and HCPIX beneficially own and share voting and dispositive power with respect to all of the securities owned by HealthCare Ventures IX, L.P. Each of the HCVIX Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities. The HCSP Directors are the Managing Directors of HCV Strategic LLC, which is the General Partner of HealthCare Ventures Strategic Fund, L.P. Each of the HCSP Directors, and HCV Strategic LLC beneficially own and share voting and dispositive power with respect to all of the securities owned by HCV Strategic Fund, L.P. Each of the HCSP Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities. The foregoing ownership figures do not give effect to the Pre-Closing Leap Share Conversion.

(4)
Consists of (i) 16,785,000 shares of Series B Preferred Stock held by HealthCare Ventures VIII, L.P. and (ii) the shares of common stock issuable upon conversion of all outstanding convertible notes held by such stockholder, all of which will convert to common stock upon closing. The HCVVIII Directors are the Managing Directors of HCPVIII LLC, which is the General Partner of HCPVIII, which is the General Partner of HealthCare Ventures VIII, L.P. Each of the HCVVIII Directors, HCPVIII LLC and HCPVIII beneficially own and share voting and dispositive power with respect to all of the securities owned by HealthCare Ventures VIII, L.P. Each of the HCVVIII Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities. The foregoing ownership figures do not give effect to the Pre-Closing Leap Share Conversion

(5)
Does not include any shares of common stock that the above executive officers and directors could acquire upon the exercise of stock options as no options held by executive officers and directors are exercisable within 60 days of August 31, 2016.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF LEAP

        The following is a description of transactions since January 1, 2015, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5.0% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under "Executive and Director Compensation." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions with unrelated third parties.

        After consummation of the merger, our audit committee will be responsible for the review, approval and ratification of related person transactions. The audit committee will review these transactions under our Code of Conduct, which will govern conflicts of interests, among other matters, and will be applicable to our employees, officers and directors. See "Management—Audit Committee" for additional information regarding related-party transactions.

  Convertible Promissory Notes and Preferred Stock

  Notes

        As set forth in the table below, we issued demand notes to holders of 5% or more of our capital stock. The interest rate on each note is eight percent (8%) per annum beginning on either the date the note was entered into or, if the note contains drawdown dates, commencing to accrue with respect to any principal amount outstanding on the applicable drawdown date of such principal amount. None of the notes contain a provision explicitly allowing for conversion. However, each note may be amended by the written consent of the Registrant and the applicable Payee.

        On April 17, 2015, the notes issued on June 23, 2014, September 9, 2014, December 18, 2014 and March 25, 2015 were converted and the aggregate amount of outstanding principal and unpaid accrued interest thereon was exchanged for shares of our Series B convertible preferred stock, as described below under "—Series B Preferred Stock Financing." The following table sets forth the aggregate principal amount of promissory notes that we issued to our directors, executive officers and 5% stockholders, and their affiliates or immediate family members:

Investor	Date Issued	Aggregate Principal Amount of Notes
HealthCare Ventures VIII, L.P.	June 23, 2014	$1,000,000
HealthCare Ventures VIII, L.P.	September 9, 2014	$1,000,000
HealthCare Ventures VIII, L.P.	December 18, 2014	$1,070,000
HealthCare Ventures VIII, L.P.	March 25, 2015	$1,300,000

        Leap issued a convertible demand note to HealthCare Ventures VIII, L.P., HealthCare Ventures IX, L.P. and HealthCare Strategic Fund, L.P. The interest rate on the note is eight percent (8%) per annum, commencing to accrue with respect to any principal amount outstanding on the applicable drawdown date of such principal amount. The note will automatically convert upon the occurrence of certain events, including the consummation of a transaction such as the merger. Therefore, immediately prior to the consummation of the merger, the note will convert into a number of shares of Leap common stock equal to the quotient of (i) the principal balance under the note, plus accrued interest, divided by (ii) a price per share equal to the quotient of (A) the implied pre-money valuation in the merger (i.e. $100 million) less the principal balance of, and accrued interest under, the note, divided by (B) the number of outstanding shares of Leap common stock then outstanding on a fully diluted basis. The note may be amended by the written consent of Leap and the payees thereunder.

        The note was originally issued by Leap to the payees on September 1, 2015, in the original principal amount of up to $1,500,000, but was thereafter amended on November 2, 2015, December 15, 2015, February 12, 2016, April 28, 2016, June 1, 2016, August 30, 2016 and October 13, 2016, such that the current maximum principal amount available to Leap under the note is $30,000,000 and HealthCare Ventures Strategic Fund, L.P. is an additional payee party thereunder. The following table sets forth the drawdowns that have been made by Leap under the note as of November 15, 2016:

Payee	Drawdown date	Amount
HealthCare Ventures VIII, L.P.	September 1, 2015	$300,000.00
HealthCare Ventures VIII, L.P.	September 23, 2015	$500,000.00
HealthCare Ventures VIII, L.P.	October 19, 2015	$700,000.00
HealthCare Ventures VIII, L.P.	November 2, 2015	$600,000.00
HealthCare Ventures VIII, L.P.	December 17, 2015	$1,000,000.00
HealthCare Ventures VIII, L.P.	January 8, 2016	$1,900,000.00
HealthCare Ventures IX, L.P.	February 16, 2016	$1,000,000.00
HealthCare Ventures VIII, L.P.	March 1, 2016	$1,000,000.00
HealthCare Ventures VIII, L.P.	March 31, 2016	$3,000,000.00
HealthCare Ventures VIII, L.P.	April 28, 2016	$300,000.00
HealthCare Ventures VIII, L.P.	May 12, 2016	$1,700,000.00
HealthCare Ventures VIII, L.P.	June 13, 2016	$2,000,000.00
HealthCare Ventures VIII, L.P.	June 29, 2016	$2,000,000.00
HealthCare Ventures VIII, L.P.	August 3, 2016	$3,000,000.00
HealthCare Ventures VIII, L.P.	September 1, 2016	$3,000,000.00
HealthCare Strategic Fund, L.P.	October 13, 2016	$2,000,000.00
HealthCare Ventures IX, L.P.	November 15, 2016	$1,750,000.00
HealthCare Ventures Strategic Fund, L.P.	November 15, 2016	$250,000.00
TOTAL		$26,000,000.00

  Series A Preferred Stock Financing

        On January 3, 2011, the Registrant agreed to issue to Eli Lilly and Company, in the aggregate, up to 9,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, in consideration for Eli Lilly's agreement to grant the Registrant a license to certain intellectual property owned or controlled by Eli Lilly to the Registrant. The Series A Stock was issued in four tranches on January 3, 2011, September 5, 2012, July 25, 2013 and April 17, 2015. The following table sets forth the aggregate amount of securities that we issued to our directors, executive officers and 5% stockholders, and their affiliates or immediate family members in each tranche closing in this transaction:

Investor	Date Issued	Shares of Series A Preferred Stock Issued
Eli Lilly and Company	January 3, 2011	2,930,400
Eli Lilly and Company	September 5, 2012	1,465,200
Eli Lilly and Company	July 25, 2013	1,883,700
Eli Lilly and Company	April 17, 2015	2,720,700

  License Agreement

        In connection with the Series A Preferred Stock financing, the Registrant entered into a License Agreement with Eli Lilly effective as of January 3, 2011 whereby Eli Lilly agreed to license certain intellectual property to the Registrant as consideration for the issuance of the Series A shares described above. See "Intellectual Property—Lilly License Agreement" beginning on page 143 of this prospectus.

  Series B Preferred Stock Financing

        On January 3, 2011, the Registrant agreed to issue and sell to HealthCare Ventures Strategic Fund, L.P., HealthCare Ventures VIII, L.P. and HealthCare Ventures IX, L.P. (the "Series B Investors") an aggregate of 21,500,000 shares of Series B Convertible Redeemable Preferred Stock, par value $0.001 per share, (the "Series B Stock") at a purchase price of $1.00 per share, for aggregate consideration of $21,500,000. The Series B Stock was issued in four tranches on January 3, 2011, September 5, 2012, July 25, 2013 and April 17, 2015. This included 4,532,098 shares of the Registrant's Series B Stock in exchange for conversion of approximately $4,370,000 of principal indebtedness plus unpaid accrued interest thereon under issued on June 23, 2014, September 9, 2014, December 18, 2014 and March 25, 2015 and described above under "—Notes," at a conversion price of $1.00 per share. The following table sets forth the aggregate amount of securities that we issued to our directors, executive officers and 5% stockholders, and their affiliates or immediate family members in each tranche closing in this transaction:

Investor	Date Issued	Shares of Series B Preferred Stock Issued	Purchase Price
HealthCare Ventures Strategic Fund, L.P.	January 3, 2011	1,197,000	$1,197,000
HealthCare Ventures VIII, L.P.	January 3, 2011	5,103,000	$5,103,000
HealthCare Ventures IX, L.P.	January 3, 2011	700,000	$700,000
HealthCare Ventures Strategic Fund, L.P.	September 5, 2012	598,500	$598,500
HealthCare Ventures VIII, L.P.	September 5, 2012	2,551,500	$2,551,500
HealthCare Ventures IX, L.P.	September 5, 2012	350,000	$350,000
HealthCare Ventures Strategic Fund, L.P.	July 25, 2013	769,500	$769,500
HealthCare Ventures VIII, L.P.	July 25, 2013	3,280,500	$3,280,500
HealthCare Ventures IX, L.P.	July 25, 2013	450,000	$450,000
HealthCare Ventures VIII, L.P.	April 17, 2015	5,850,000	$5,850,000
HealthCare Ventures IX, L.P.	April 17, 2015	650,000	$650,000

  Leap Merger with GITR Inc.

        On December 10, 2015, pursuant to an Agreement and Plan of merger and Reorganization, dated as of November 16, 2015, Leap Acquisition Subsidiary, Inc., a wholly owned subsidiary of Leap, merged with and into GITR Inc., with GITR Inc. as the surviving corporation in the merger becoming a wholly owned subsidiary of Leap. At the time of the merger, Christopher K. Mirabelli, Douglas E. Onsi and Augustine Lawlor were directors of Leap, Augustine Lawlor was a director and officer of GITR Inc., and entities affiliated with HealthCare Ventures LLC were shareholders of Leap and GITR Inc. Prior to the consummation of the merger with Leap, GITR repaid the full $600,000 principal amount plus interest on a promissory note issued to HeathCare Ventures IX, L.P.

  Indemnification Agreements

        Prior to the consummation of the merger, we will enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  Royalty Agreement

        In connection with the transactions contemplated by the merger agreement, Leap will be declaring a special distribution of certain royalty rights to each of its holders of common stock outstanding immediately prior to the effective time of the merger. The royalty rights will be set forth in a royalty agreement, referred to herein as the Royalty Agreement, by and between Leap and a special purpose vehicle formed by those holders of Leap's common stock prior to the merger, specifically, HealthCare Ventures VIII, L.P., HealthCare Ventures IX, L.P., HealthCare Ventures Strategic Fund, L.P. and Eli Lilly and Company. These holders collectively beneficially own or control 100% of Leap's outstanding common stock as of the date of this prospectus.

        Pursuant to the Royalty Agreement, Leap will pay to the special purpose vehicle (i) 5% of Leap's net sales of products incorporating its TRX518 compound and (ii) 2% of Leap's net sales of products incorporating its DKN-01 compound. Net sales will be calculated as the gross amount invoiced by Leap, its affiliates, assignees or sublicensees to a third party, but shall be reduced by any discounts, refunds, rebates, product returns, bad debts, sales taxes, VAT and other similar taxes. The calculation of the gross amount invoiced shall also be discounted in the event that Leap's product is sold as part of a combination product. Royalties will be payable by Leap to the special purpose vehicle every calendar quarter. Among other customary terms for licensing transactions of this type, the special purpose vehicle will have the right no more than once a year to have an independent certified public accountant audit Leap's records to determine the accuracy of royalty payments received. The Royalty Agreement will have an indefinite term, and neither Leap nor the special purpose vehicle will have the right to terminate.

        Holders of Macrocure ordinary shares will not be participating in the distribution and will receive no payments under the Royalty Agreement, and nor will they participate or have any interest in the special purposes vehicle or right to any royalties payable by Leap.

  Registration Rights Agreement

        In connection with the transactions contemplated by the merger agreement, Leap will be entering into a Registration Rights Agreement with each of its holders of common stock outstanding immediately prior to the effective time of the merger. In addition, to the former holders of Leap's common stock, certain larger holders of Leap's common stock following the merger (who were among the largest holders of Macrocure ordinary shares prior to the merger) will become parties to the Registration Right Agreement. Pursuant to the terms of the Registration Rights Agreement, the Amended and Restated Shareholders' Agreement between Leap and its holders of common stock, dated as of December 10, 2015, will terminate. See "Related Transactions and Agreements—Registration Rights Agreement" beginning on Page 72 of this prospectus.

  Property Lease

        Leap sublets space and shares related occupancy and support services with a related party, HealthCare Ventures LLC, or HCV. Prior to 2016, these expenses were allocated on a percentage basis among HCV and four of its "focused companies" including GITR, Inc. and HealthCare Pharmaceuticals, Inc. (formerly Dekkun Corporation), which merged in December 2015 to form Leap. The total amount charged to Leap was approximately $134,000 in 2014 and $98,000 in 2015, which are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss included in this prospectus. Since January 1, 2016, these lease expenses have been allocated entirely to Leap. After the merger, Leap and HCV intends to have the lease assigned from HCV to Leap and to not have any continuing allocations between HCV and Leap.

INFORMATION ABOUT MACROCURE

History and Development of Macrocure

  Macrocure's History

        Macrocure's legal and commercial name is Macrocure Ltd. Macrocure formed as a company in Israel on January 14, 2008 and is a biotechnology company focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs.

        In August 2014, Macrocure completed its initial public offering in the United States, or IPO, pursuant to which Macrocure sold 5.35 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $53.5 million. Upon the consummation of its IPO, Macrocure's ordinary shares began trading on the NASDAQ Global Market, under the symbol "MCUR".

        Macrocure is subject to the provisions of the Israeli Companies Law, 5759-1999. Macrocure's corporate headquarters are located at 25 Hasivim Street, Petach Tikva 4959383, Israel. Macrocure's telephone number is +972-54-565-6011 and its web site is located at www.macrocure.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this prospectus). Macrocure's U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

  Principal Capital Expenditures

        Macrocure's capital expenditures for fiscal years 2015, 2014 and 2013 amounted to $12,000, $0.2 million and $0.1 million, respectively. Capital expenditures consist primarily of leasehold improvements. At the current time, Macrocure does not anticipate having any capital expenditures in fiscal year 2016.

Business Overview

        Macrocure is a clinical stage biotechnology company. Until recently, Macrocure had focused exclusively on developing novel cell therapy products to address unmet needs in the realm of chronic and hard-to-heal wounds, such as diabetic foot ulcers, or DFUs, and venous leg ulcers, or VLUs. Macrocure's approach was to treat and close chronic and other hard-to-heal wounds by injecting the human body's own wound healing and regenerative components directly into the wound itself. Due to the developments described below, Macrocure is currently focused primarily on identifying a potential business opportunity, such as a merger with, or acquisition of, another company or technology (as appropriate), as a means to utilize its cash reserves in a manner that will enable it (or its successor following a strategic transaction) to generate revenues in the future.

        On August 19, 2015, Macrocure announced that a pre-specified, futility analysis conducted by the Data Safety Monitoring Board for CureXcell—its lead product candidate at the time—in its Phase 3 pivotal clinical study (MC-105) for VLUs determined that the study did not meet its primary endpoint. On October 27, 2015, Macrocure furthermore announced that its pivotal Phase 3 multicenter, randomized, double-blind, parallel-group, sham-controlled study (MC-102) of CureXcell in the treatment of DFUs did not meet its primary endpoint. In the study, CureXcell did not show a statistically significant proportion of subjects with complete closure at 16 weeks and sustained complete closure for four additional weeks. In addition, CureXcell did not meet the secondary endpoints of the study.

        As a result of those disappointing clinical announcements, Macrocure was unable to submit its Biologics License Application, or BLA, with respect to CureXcell to the FDA in late 2016, as Macrocure had planned. Macrocure was also unable to pursue marketing authorization for CureXcell in Europe with the EMA. Macrocure holds product approval for CureXcell as a medical device in Israel for the treatment of chronic and other hard-to-heal wounds, and has effectively and safely treated more than 5,000 patients in commercial or clinical study settings in Israel. Nevertheless, given the disappointing results of its Phase 3 trials, Macrocure did not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of CureXcell. Due to those results, Macrocure halted its development and manufacturing initiatives for CureXcell, both by terminating its newly-commenced operations in Philadelphia, Pennsylvania in the United States, and by ceasing research and development, and clinical activities, for CureXcell, at its Petach Tikva, Israel location.

        After its disappointing results for CureXcell, Macrocure commenced a review of all strategic alternatives for its company, while continuing to focus on managing and conserving its existing cash through cost reduction and restructuring initiatives. Macrocure dedicated its business resources towards actively seeking to identify a potential business opportunity, such as a merger with, or acquisition of, another company or technology (as appropriate), as a means to utilize its cash reserves in a manner that will enable it (or its successor following a strategic transaction) to generate revenues in the short-term or long-term future. Macrocure's executives and board members inquired and contacted a number of potential companies that could serve as targets or partners for such a transaction, including Leap. Following a comprehensive process, Macrocure concluded that it is in the best interests of its company to merge with Leap and plans to submit the merger agreement to its shareholders for approval.

  CureXcell and its Clinical History

        As pursued by its company until late 2015, CureXcell was a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addressed each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body's natural healing process. Macrocure's delivery method of direct superficial injection into the chronic wound allows for precise delivery of the cells into the defective wound tissue where they can be most effective. This was in contrast to other AWC products that are applied to the surface of the chronic wound and thus do not come into direct contact with the impaired wound cells below the surface layer. Macrocure believed that the clinically differentiated profile of CureXcell would be attractive to patients and healthcare providers to treat hard-to-heal DFUs and VLUs without the drawbacks of currently available AWC products.

        In order to produce CureXcell, Macrocure sourced white blood cells from fully-screened, healthy volunteer blood donors through established relationships with blood banks. Macrocure then activated the white blood cells through its proprietary hypo-osmotic shock cell activation technology, a process in which Macrocure changed the concentration and pH of the suspension surrounding the cells. Once activated, these cells underwent an increase in gene expression that resulted in an increase in the cells' secretion of numerous growth factors and other biochemical factors. The activated suspension was then placed into sterile packaging, akin to a blood bag. At the wound care clinic or other treatment site, a physician drew CureXcell from its package using a standard syringe for superficial injection into a patient's wound. The biochemical factors found in CureXcell stimulated the normal wound healing process to begin and recruit other necessary cells already found in the wound bed, to facilitate the healing process. Based on its experience in Israel and clinical trials, a typical course of CureXcell treatment involved injection applications administered once per month for three months to achieve complete wound closure.

        Prior to its disappointing Phase 3 trials with it, CureXcell was approved as a medical device in Israel and was included in the Israeli health basket of reimbursable medications since 2011. In a 131-patient post-marketing trial Macrocure conducted in Israel and completed in 2011, CureXcell achieved complete wound closure in approximately 71% of hard-to-heal wounds. Patient inclusion criteria in this study were very broad, and permitted patients with large ulcers, poor circulation and co-morbidities, such as infection and amputation, to be included, while similar patients were excluded from many of the trials of other AWC products.

        Macrocure had believed that CureXcell bore the advantages of being a once per month injection application that required limited product preparation. That was in contrast to other AWC therapies that require daily or weekly applications and often significant product preparation. Accordingly, CureXcell would have been easier for physicians to deliver and would have supported patient compliance. In addition, the CureXcell dosage size could be customized to different wound sizes, which avoided the significant product waste that can be associated with other AWC products, especially skin substitutes. Macrocure had believed that those features would position CureXcell to become a frontline AWC treatment for hard-to-heal DFUs and VLUs while also enjoying favorable reimbursement policies from payers. Accordingly, Macrocure had believed the product would bring advantages to all primary stakeholders in the wound care space, namely patients, physicians and payers.

        Since its initial development, CureXcell was tested in a total of 11 clinical studies designed to investigate its safety and efficacy, enabling use of CureXcell for treatment of various types of chronic wounds throughout the country. Since 2000, more than 5,000 patients suffering from chronic and other hard-to-heal wounds were treated with CureXcell either in commercial or clinical study settings in Israel.

        Macrocure was founded in 2008 with the goal of further developing and commercializing CureXcell and its underlying technology. After in-licensing the intellectual property underlying the development and manufacturing of CureXcell, in 2011, Macrocure submitted an investigational new drug application, or IND, to the FDA based on the conducted clinical studies of CureXcell's safety and efficacy. Additionally, the FDA considered the results from its completed clinical trials and as these studies showed a good safety and efficacy profile for CureXcell when considered together, the FDA allowed Macrocure to proceed directly to Phase 3 trials without completing Phase 1 and 2 trials. Macrocure did not seek a Special Protocol Assessment from the FDA.

        Prior to its disappointing Phase 3 trials, Macrocure had expected to submit its BLA to the FDA in late 2016. Macrocure had also intended to pursue marketing authorization in Europe with the EMA. In August 2013, Macrocure retained a CRO to carry out its clinical trials and implement the trial process planned by its clinical trials team.

        Following the merger, Leap has no plans to pursue development of CureXcell or development of any products related to CureXcell.

  Research and Development

        A significant portion of Macrocure's historical research and development efforts have focused on the CureXcell production process. Specifically, Macrocure had invested significantly in order to enable production in closed systems of kits containing transfusion bags. Similarly, its research and development strategy was centered on further developing the CureXcell production process so as to extend the shelf life of the product and to enable its packaging in containers other than transfusion bags, to enable Macrocure to produce a greater range of dosages so as to further maximize product utilization. Macrocure was also researching the mode of action of its cell activation technology in order to leverage the technology for the development of a regenerative medicine product platform for non-wound indications. Macrocure's research and development team consisted of zero employees as of September 30, 2016.

        In the past, Macrocure received government grants that were subject to the payment of royalties as part of its research and development programs approved by the National Technological Innovation Authority, or the National Authority (formerly operating as the Office of the Chief Scientist, or OCS.

The total gross amount of grants actually received by Macrocure from the National Authority, including accrued LIBOR interest, totaled approximately $0.8 million as of September 30, 2016. According to the terms of the grants, the National Authority is entitled to royalties equal to 3.0% to 4.5% of its sales, up until the amount of the grants is repaid in full. As of September 30, 2016, Macrocure had not paid any royalties to the National Authority. Prior to completion of the merger, Macrocure will seek to terminate the National Authority grant, as required by the merger agreement.

        Macrocure incurred approximately $15.4 million, $15.5 million and $9.3 million in research and development expenses, net in the years ended December 31, 2015, 2014 and 2013, respectively and $0 and $14.3 million in research and development expenses, net in the nine months ended September 30, 2016 and 2015, respectively.

  Supply and Production

        Macrocure had pursued clinical trials towards regulatory approval for, and commercialization of, CureXcell both in the United States and Israel. In the United States, the American Red Cross had supplied its raw material and manufactured CureXcell under agreements that Macrocure entered in March 2013 and July 2010. These agreements were amended in April 2014 and were to extend through April 25, 2017. After its disappointing results for its clinical trials for CureXcell, Macrocure terminated these agreements and was required to pay $0.1 million. In Israel, the source of its raw material was the whole blood inventory of Magen David Adom, or MDA. In addition, the manufacturing of CureXcell was carried out by MDA technicians supervised by its employees at the MDA's central blood bank facility where Macrocure had its own clean room. Pursuant to the MDA Agreement, Macrocure was obligated to pay MDA fixed per unit prices (subject to adjustment for the Israeli consumer price index and for significant changes in the costs of production). The MDA Agreement terminated upon the expiration of a certain patent (which Macrocure refer to as the Danon patent) in June 2015. As CureXcell is a biologic product with living cells, it must be processed and packaged in kits consisting of sterile plastic transfusion and infusion bags that are designed to maintain the proper environment for CureXcell. Macrocure had procured those bags from a supplier located in France, which manufactured the bags on the basis of technological specifications that Macrocure provided.

  Intellectual Property

        Macrocure's intellectual property and proprietary technology was important to the development and production of any potential products that Macrocure could have developed in the future on the basis of its regenerative medicine technology and in developing and maintaining its competitive position.

        Macrocure previously sought to protect its intellectual property, core technologies and other know-how, through a combination of trade secrets, know how, confidential information, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with its employees, consultants, partners, suppliers, customers and others, as well as patents and trademarks. Additionally, Macrocure may have previously relied on its research and development program, clinical trials and know-how to advance any potential product. Macrocure also rely on protection available under trademark laws, and Macrocure currently hold a registered trademark for the mark "CureXcell" in the United States and Israel.

        Macrocure had five patent families on file covering processes and resulting activated white blood cell compositions that Macrocure developed, and their use. From one of those families Macrocure had been granted five patents. One patent in each of the United States and the European Union has claims covering its process for producing activated white blood cell compositions, and one patent in each of Australia, China and South Africa has claims covering its process of producing activated white blood cell compositions, the compositions themselves, and their use in treating wounds. From another of those families Macrocure have been granted one patent in Australia, which has claims covering producing activated white blood cell conditioned supernatant, the supernatants themselves, and their use in treating wounds. Macrocure also have three recently allowed applications and 41 additional pending applications in various jurisdictions, the most important of which separately cover the (i) method for activating white blood cells through hypo-osmotic shock and (ii) the composition of CureXcell. Macrocure submit applications under the Patent Cooperation Treaty, or PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the member states. Although a PCT application is not itself examined and cannot issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

        Because Macrocure's issued patents cover the process of manufacturing CureXcell, they offered protection against competition that is, to some extent, more limited than the protection provided by patents which claim products or chemical structures which were previously unknown. To the extent Macrocure issued patents remain limited to process claims, it may be difficult for Macrocure to detect infringing products and enforce its patents against them. Absent patent-term extensions, Macrocure's key patents are nominally due to expire in 2030.

        In addition to patent protection, Macrocure also relies on trade secrets, including unpatented know-how, technology innovation, drawings, technical specifications and other proprietary information in attempting to develop and maintain its competitive position.

  Competition

        The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological and practice changes. While Macrocure believes that its innovative technology, knowledge, experience and scientific resources may provide Macrocure with certain competitive advantages, Macrocure may face competition from many different sources. Possible competitors include medical practitioners and pharmaceutical companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that Macrocure successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

  Government Regulation

        Macrocure's business was, with respect to CureXcell, and may be, with respect to future products or technologies, subject to extensive government regulation. Regulation by governmental authorities in the United States (primarily the FDA), the European Union (primarily the EMA) and other jurisdictions is a significant factor in the development, manufacture and marketing of any potential products and in its ongoing research and development activities. The approval process varies from country to country and the time may be longer or shorter than that required for FDA or EMA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials have been, and will be (if applicable), conducted by Macrocure in accordance with good clinical practice, or GCP, and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

  Pharmaceutical Coverage, Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Macrocure may obtain regulatory approval. In the United States and other markets, sales of any products for which Macrocure may receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payers. Third-party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the drug product. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Macrocure may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any potential product, in addition to the costs required to obtain the FDA approvals. Additionally, the potential product may not be considered medically necessary or cost-effective. A payer's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on its investment in product development.

  Environmental, Health and Safety Matters

        Macrocure is subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things: the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to its failure to properly dispose of chemicals, waste materials and sewage. Macrocure's operations have used, with respect to CureXcell, and may use, in the future, with respect to other product candidates, chemicals and produce waste materials and sewage and require permits from various governmental authorities including, local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure its compliance with the various regulations.

        These laws, regulations and permits could potentially require the expenditure by Macrocure of significant amounts for compliance or remediation. If Macrocure fail to comply with such laws, regulations or permits, Macrocure may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue its business activities. In addition, Macrocure may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances Macrocure use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. Macrocure may be identified as a responsible party under such laws. Such developments could have a material adverse effect on its business, financial condition and results of operations.

        In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, Macrocure could be subject to new compliance measures or to penalties for activities, which were previously permitted. For instance, new Israeli regulations were promulgated in 2012 relating to the discharge of industrial sewage into the sewer system. These regulations establish new and potentially significant fines for discharging forbidden or irregular sewage into the sewage system.

  Legal Proceedings

  Cognate Proceedings

        On July 2, 2014, a legal proceeding was initiated against Macrocure in the Israeli Magistrate Court of Rishon Lezion at the request of the United States District Court for the District of Maryland, or the U.S. District Court. The U.S. District Court had requested that the Israeli Magistrate Court collect certain evidence and documents from our company, including a laptop computer, that had been used by a former employee, pursuant to a legal action that had been initiated by Cognate Bioservices, Inc., or Cognate, and additional plaintiffs against the former employee in the U.S. District Court for, among other things, misappropriation of trade secrets. In March 2015, Cognate and the additional plaintiffs added Macrocure as a defendant in the case in the U.S. District Court, alleging, among other claims, that Macrocure had violated the Computer Fraud and Abuse Act and had misappropriated products and trade secrets of Cognate.

        After lengthy proceedings, on January 13, 2016, the Israeli Magistrate Court ordered Macrocure to disclose, at this stage, only the items included in certain categories of evidence sought by the U.S. District Court (the categories relating to computer and storage devices). That order required the turning over of the former employee's laptop computer.

        On March 10, 2016, the U.S. District Court dismissed the action brought against Macrocure by Cognate and other plaintiffs in that court. On April 7, 2016, Cognate filed a motion to alter or amend the U.S. District Court's March 10, 2016 judgment. In its motion to alter or amend the judgment, Cognate stated that it has settled its claims with Macrocure's former employee. On April 12, 2016, the Israeli Magistrate Court dismissed the proceedings against Macrocure in that court, in light of the dismissal in the U.S. case, and cancelled its order to Macrocure to turn over the laptop computer to Cognate. Macrocure claimed that it is entitled to reimbursement of costs associated with the proceedings in the Israeli Magistrate Court. Cognate objected to the payment of costs, has furthermore challenged the Israeli court's authority to award those costs to Macrocure. A hearing on the matter of costs was held in late September 2016. The Israeli Magistrate Court has not yet rendered its decision on the topic of reimbursement of costs.

  Other Proceedings

        From time to time, Macrocure may become party to additional litigation or other legal proceedings that Macrocure considers to be a part of the ordinary course of its business. Except as described above, Macrocure is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

Organizational Structure

        Macrocure's corporate structure consists of Macrocure Ltd., the Israeli parent company, and Macrocure, Inc., its wholly owned subsidiary, which was incorporated on November 15, 2012, under the laws of the State of Delaware. Upon completion of the merger, Macrocure will merge with Merger Sub and become a wholly owned subsidiary of Leap.

Property, Plants and Equipment

        Macrocure's principal executive offices are located at 25 Hasivim Street, Petach Tikva 4959383, Israel. Until April 2016, Macrocure had leased approximately 1,460 square feet of space at that location, at a rate of approximately $10,000 per month, from Amot Investments Ltd. and Clal Insurance Company Ltd., pursuant to a lease agreement that was to expire on January 31, 2019. The facilities had housed our administrative functions and, while Macrocure was developing CureXcell, also housed research and development laboratories. Following the failure of CureXcell to achieve its clinical endpoints, Macrocure sought and obtained a release from that lease, effective as of April 1, 2016, for a one-time expense of NIS 35,000. As part of the arrangement involving the termination of that lease, the new lessee has permitted Macrocure to utilize two rooms for its finance and administrative functions at that same location through the end of May 2016. Since that time, Macrocure utilizes that same location as its official executive offices, but without any formal lease or other formal legal arrangement in place. Upon completion of the merger, Macrocure's principal executive offices will be at 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

Exchange Controls

        In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

        Non-residents of Israel may freely hold and trade Macrocure's securities. Neither Macrocure's articles nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase Macrocure's ordinary shares.

Operating and Financial Review and Prospects

        You should read the following discussion of Macrocure's financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect Macrocure's plans, estimates and beliefs. Macrocure's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus.

Overview

        Macrocure is a clinical stage biotechnology company. Until recently, Macrocure was focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds. Due to the developments described below, Macrocure is currently focused primarily on identifying a potential business opportunity, such as a merger with, or acquisition of, another company or technology (as appropriate), as a means to utilize its cash reserves in a manner that will enable it (or its successor following a strategic transaction) to generate revenues in the future.

        In August 2015, Macrocure concluded that its sole product candidate, CureXcell, failed to meet its primary endpoint in its Phase 3 pivotal clinical study (MC-105) for the treatment of VLUs. In October 2015, Macrocure furthermore determined that CureXcell failed to meet its primary and secondary endpoints in its pivotal Phase 3 multicenter, randomized, double-blind, parallel-group, sham-controlled study (MC-102) in the treatment of DFUs.

        As a result of these disappointing clinical announcements, Macrocure will be unable to submit Macrocure's BLA with respect to CureXcell to the FDA in late 2016, as Macrocure had planned. Macrocure is also unable to pursue marketing authorization for CureXcell in Europe with the EMA. Macrocure does not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of CureXcell. Macrocure has therefore halted its development and manufacturing initiatives for CureXcell, both by terminating its newly-commenced operations in Philadelphia,

Pennsylvania in the United States, and by ceasing research and development, and clinical activities, for CureXcell, at Macrocure's Petach Tikva, Israel location.

        After Macrocure's disappointing results for its clinical trials for CureXcell, Macrocure commenced a review of all strategic alternatives for its company, while continuing to focus on managing and conserving Macrocure's existing cash through cost reduction and restructuring initiatives. Macrocure concluded that it was in the best interests of its company to focus on seeking to identify a potential business opportunity, possibly involving an acquisition of another company or technology, as a means to utilize Macrocure's cash reserves in a manner that will enable Macrocure to generate revenues in the short-term or long-term future. At the conclusion of a comprehensive process during which it reached out to a number of potential strategic targets and partners, Macrocure's board of directors determined that a merger with Leap presented the best opportunity to realize value for Macrocure's shareholders, and, consequently, Macrocure has pursued that transaction through its entry into a material definitive agreement with respect thereto.

        To date, Macrocure has financed its operations primarily with the net proceeds from the IPO and private placements of Macrocure's ordinary and preferred shares and warrants, and to a significantly lesser extent, through a government grant. Since Macrocure's inception, Macrocure has incurred significant operating losses. Macrocure's net losses were $21.1 million, $25.5 million and $18.3 million for the years ended December 31, 2015, 2014 and 2013, respectively, and $4.1 million during the nine months ended September 30, 2016. As of September 30, 2016, Macrocure had an accumulated deficit of $93.4 million. Macrocure has not recognized any revenue to date.

        Unless Macrocure acquires a product or technology that is profitable right away, Macrocure is likely to continue to incur significant expenses and operating losses for the foreseeable future. The net losses Macrocure incurs may fluctuate significantly from quarter to quarter. Assuming that Macrocure remains a stand-alone company, its expenses are likely to decrease for the foreseeable future due to Macrocure's restructuring and cost reduction initiatives. Macrocure anticipates that its expenses may only begin to increase once again if and as Macrocure:

  •
  makes any acquisitions of, or mergers with, companies or technologies or engages in activities to explore the same;

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  maintains, expands and protects any parts of Macrocure's existing or future intellectual property portfolio that Macrocure deems to have value;

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  adds operational, financial and management information systems and personnel, including personnel to support any future product development and future commercialization efforts; and

  •
  invests in research and development and regulatory approval efforts in order to further develop and utilize any new technology that Macrocure acquire.

Operating Results

Financial Operations Overview

Revenue

        To date, Macrocure has not recognized any revenue, and Macrocure does not expect to recognize any revenue for the near (or possibly foreseeable) future, if ever. Macrocure viewed the sale of CureXcell in Israel to be part of its research and development activities, rather than commercial in nature; for example, the price of the CureXcell products sold in Israel was below their cost with no marketing efforts. Moreover, Macrocure has viewed Macrocure's operations in Israel as a beta site for testing and evaluating its products as part of Macrocure's research and development activities aimed at obtaining product approval in the United States and the European Union, Macrocure's primary future commercial markets. Macrocure's business strategy has not included the Israeli market as a targeted commercial market. Accordingly, Macrocure recognized the amounts that it received from sales of CureXcell to health care professionals in Israel as an offset to Macrocure's research and development expense. Macrocure's ability to generate recognizable revenue in the future will depend on the successful commercialization of any potential product.

Operating expenses

Research and development expenses, net

        Research and development activities are central to Macrocure's business model. Macrocure does not believe that it is possible at this time to accurately project total program-specific expenses to reach regulatory approval and commercialization of any particular product. There are a number of factors associated with the successful regulatory approval and commercialization of any potential product (as was the case with CureXcell), including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future regulatory and commercial factors beyond Macrocure's control will affect Macrocure's clinical development programs and plans.

        Research and development expenses may be reduced by amounts that Macrocure receives from sales of any potential product to health care professionals in Israel (as was the case with CureXcell). Macrocure may view these sales and use of any potential product to be part of its research and development activities (as was the case with CureXcell), rather than commercial in nature. Accordingly, Macrocure may view and characterize these sales as an extension of its research and development activities, rather than as stand-alone revenues.

        From 2013 through 2015, Macrocure's cumulative research and development expenses for CureXcell were $40.2 million, which is net of $1.0 million that Macrocure received from sales of CureXcell to health care professionals in Israel. Macrocure's net research and development expenses in the years ended December 31, 2015 and 2014 were $15.4 million and $15.5 million, respectively, which primarily related to the development of CureXcell. In the first nine months of 2016, Macrocure did not have any research and development expenses as Macrocure had already concluded its research and development activities with respect to CureXcell prior to the start of that nine-month period. Macrocure charges all research and development expenses to operations as they are incurred. Assuming that it remains a stand-alone company, Macrocure expects to remain without research and development expenses in the near term due to cost-cutting and restructuring initiatives, until and unless Macrocure acquires a new product or technology that Macrocure can develop.

        Research and development expenses have consisted primarily of costs incurred for Macrocure's research activities, including:

  •
  employee-related expenses for research and development staff, including salaries, benefits and related expenses, including share-based compensation and travel expenses;

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  expenses incurred under agreements with third parties, including the American Red Cross, MDA, contract research organizations and consultants that conduct quality assurance and regulatory activities and clinical trials;

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  expenses incurred to design, develop and assess clinical trials;

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  facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs;

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  costs associated with development, clinical and preclinical activities and regulatory operations;

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  costs associated with obtaining and maintaining patents and other intellectual property; and

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  depreciation of tangible and intangible fixed assets used to develop CureXcell.

        The successful development of future product candidates, if any, is highly uncertain. At this time Macrocure cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, future product candidates (whether or not the merger is consummated). This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

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  the scope, rate of progress and expense of Macrocure's research and development activities;

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  preclinical and clinical trial results and the duration of the trials;

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  the terms and timing of regulatory approvals and the ability to obtain reimbursement for Macrocure's product candidates;

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  Macrocure's ability to build the manufacturing capacity and have the raw materials necessary to meet the future market demands;

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  the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

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  the ability to commercialize, market and achieve market acceptance.

        A change in the outcome of any of these variables with respect to the development of products that Macrocure may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, EMA or other regulatory authority were to require Macrocure to conduct additional preclinical or clinical studies beyond those which Macrocure may anticipate for the completion of clinical development of a potential product or if Macrocure experience significant delays in enrollment in any clinical trials, Macrocure could be required to expend significant additional financial resources and time on the completion of the clinical development.

General and administrative expenses

        Macrocure's general and administrative expenses consist, or have consisted, as appropriate, principally of:

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  employee-related expenses for employees other than research and development staff, including salaries, benefits and related expenses, including share-based compensation and travel expenses;

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  legal and professional fees for auditors and other consulting expenses not related to research and development activities;

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  costs of office leases, communication and office expenses;

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  information technology expenses; and

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  depreciation of tangible fixed assets related to Macrocure's general and administrative activities.

        Macrocure's general and administrative expenses include additional general and administrative costs associated with being a public company in the United States, including compliance with the Sarbanes-Oxley Act and rules promulgated by the Commission. These public company-related costs include, among other things, costs of personnel, legal fees, accounting and audit fees, directors' liability insurance premiums and costs related to investor relations.

Financing income (expenses), net

        Financing income (expenses), net is obtained by subtracting Macrocure's financing expense from Macrocure's financing income and adding or subtracting the gain or loss, as applicable, that Macrocure has realized due to the revaluation of warrants at fair value, reclassification of outstanding warrants from a liability into equity on Macrocure's balance sheet and recognizing expenses for warrants granted to the lender of a convertible credit line. Financing income includes interest income and exchange rate differences. Financing expense consists primarily of bank charges, change in fair value of warrants held by shareholders and a convertible loan credit line from a significant shareholder.

Taxes on income

        The standard corporate tax rate in Israel is 25.0% effective as of January 1, 2016 (it was 26.5% for the years 2014 and 2015). Macrocure does not generate taxable income in Israel, as Macrocure has historically incurred operating losses resulting in carry-forward losses for tax purposes totaling $52.7 million as of December 31, 2015. Macrocure anticipates that Macrocure will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, Macrocure does not expect to pay taxes in Israel until Macrocure has taxable income after the full utilization of Macrocure's carry forward tax losses. In 2014 and 2015, taxes on income included taxes on income of Macrocure's U.S. subsidiary, which operates on a cost-plus basis.

Comparison of the nine months ended September 30, 2016 and 2015

        The following table summarizes Macrocure's results of operations for the nine months ended September 30, 2016 and 2015.

	Nine Months Ended September 30,
	2016	2015
	(in thousands except share and per share data)
Operating expenses:
Research and development expenses, net	$—	$14,257
General and administrative expenses	4,181	5,116
Operating loss	(4,181)	(19,373)
Financing income, net	64	121
Loss before income tax	(4,117)	(19,252)
Taxes on income	(8)	(152)
Loss for the period	$(4,125)	$(19,404)
Other comprehensive income/(loss)	—	26

Total comprehensive loss	$(4,125)	$(19,378)

Operating expenses

Research and development expenses, net

        Research and development expenses, net decreased by $14.3 million, or 100%, to $0 in the nine months ended September 30, 2016 from $14.3 million in the nine months ended September 30, 2015. The decrease was primarily due to Macrocure's suspension of its research and development activities with respect to CureXcell during the first nine months of 2016 following the disappointing results for its clinical trials for CureXcell towards the end of 2015.

General and administrative expenses

        General and administrative expenses decreased by $0.9 million, or 18.3%, to $4.2 million in the nine months ended September 30, 2016 from $5.1 million in the six months ended September 30, 2015. The decrease primarily related to Macrocure's cost-reduction and restructuring initiatives aimed at managing and conserving its existing cash in order to better its chances for consummating a strategic transaction following the failure of clinical trials for CureXcell towards the end of 2015.

Financing income, net

        Financing income, net decreased by $57,000, or 47.1%, to $64,000 in the nine months ended September 30, 2016 from $121,000 in the nine months ended September 30, 2015. This decrease primarily reflects less interest being received by Macrocure from its overall lower outstanding balances in its investments (due to its lower cash reserves relative to the corresponding period of the prior year).

Loss for the period

        Due to the cumulative effect of the factors described above, the most significant of which were the decrease in Macrocure's operating expenses—both its research and development expenses, net, and its general and administrative expenses—which were a product of the cost-reduction and restructuring initiatives aimed at managing and conserving its existing cash in the aftermath of its suspension of its operations related to CureXcell, Macrocure's net loss decreased by $15.3 million, or 78.7%, to $4.1 million in the nine months ended September 30, 2016 from $19.4 million in the nine months ended September 30, 2015.

Taxes on income

        In the nine months ended September 30, 2016, Macrocure incurred $8,000 of income tax expenses due to the implementation of transfer pricing guidelines related to Macrocure's U.S. subsidiary.

Comparison of the years ended December 31, 2015 and 2014

        The following table summarizes Macrocure's results of operations for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014
	(in thousands)
Operating expenses:
Research and development expenses, net	$15,369	$15,542
General and administrative expenses	5,720	5,374
Operating loss	(21,089)	(20,916)
Financing income (expense), net	138	(4,504)
Taxes on income	(152)	(31)
Loss for the year	$(21,103)	$(25,451)
Other comprehensive loss	26	(26)

Total comprehensive loss	$(21,077)	$(25,477)

Operating expenses

Research and development expenses, net

        Research and development expenses, net decreased by $0.1 million, or 0.6%, to $15.4 million in the year ended December 31, 2015 from $15.5 million in the year ended December 31, 2014. The decrease was primarily due to Macrocure's expenses connected with the varying stages of Macrocure's development of CureXcell in which Macrocure was involved during the respective years.

General and administrative expenses

        General and administrative expenses increased by $0.3 million, or 5.6%, to $5.7 million in the year ended December 31, 2015 from $5.4 million in the year ended December 31, 2014. The increase primarily related to public company costs and share-based compensation.

Financing expense (income), net

        Financing expense, net decreased by $4.6 million to $0.1 million of income in the year ended December 31, 2015 from $4.5 million of expense in the year ended December 31, 2014. This decrease was primarily due to the absence, in 2015, of the one-time non-cash expenses that Macrocure recorded in 2014 that were associated with a convertible credit line made available to Macrocure's company.

Loss for the year

        Due to the cumulative effect of the factors described above, the most significant of which was the decrease in Macrocure's financing expenses, particularly due to one-time non-cash expenses that Macrocure recorded in 2014 but not in 2015, Macrocure's net loss decreased by $4.4 million, or 17.3%, to $21.1 million in the year ended December 31, 2015 from $25.5 million in the year ended December 31, 2014.

Taxes on income

        In the year ended December 31, 2015, Macrocure incurred less than $0.2 million of income tax expenses due to the implementation of transfer pricing guidelines related to Macrocure's U.S. subsidiary.

Comparison of the years ended December 31, 2014 and 2013

        The following table summarizes Macrocure's results of operations for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
	(in thousands)
Operating expenses:
Research and development expenses, net	$15,542	$9,303
General and administrative expenses	5,374	4,567
Operating loss	(20,916)	(13,870)
Financing expense, net	(4,504)	(4,305)
Taxes on income	(31)	(149)
Loss for the year	$(25,451)	$(18,324)
Other comprehensive loss	(26)	—

Total comprehensive loss	$(25,477)	$(18,324)

Operating expenses

Research and development expenses, net

        Research and development expenses, net increased by $6.2 million, or 67%, to $15.5 million in the year ended December 31, 2014 from $9.3 million in the year ended December 31, 2013. The increase was primarily due to progress in the development of CureXcell, including increased expenditures due to clinical trial costs associated with the increased recruitment for the DFU trial and the opening and operating new clinical sites in support of the VLU.

General and administrative expenses

        General and administrative expenses increased by $0.8 million, or 17%, to $5.4 million in the year ended December 31, 2014 from $4.6 million in the year ended December 31, 2013. The increase primarily related to expenses incurred during the IPO process and other public company costs.

Financing expense, net

        Financing expenses, net increased by $0.2 million to $4.5 of expenses in the year ended December 31, 2014 from $4.3 million of expense in the year ended December 31, 2013, primarily due to one-time non-cash expenses associated with a convertible credit line, made available to Macrocure in 2014, and for the year ended December 31, 2013, revaluation of warrants held by shareholders as part of the 2013 financing round.

Loss for the year

        Due to the cumulative effect of the factors described above, the most significant of which were the increase in Macrocure's operating expenses, particularly due to increased research and development expenses, Macrocure's net loss increased by $7.2 million, or 39%, to $25.5 million in the year ended December 31, 2014 from $18.3 million in the year ended December 31, 2013.

Taxes on income

        In the year ended December 31, 2014, Macrocure incurred less than $0.1 million of income tax expenses due to the implementation of transfer pricing guidelines related to Macrocure's U.S. subsidiary.

Effective Corporate Tax Rate

        Macrocure is subject to corporate taxes in various countries in which it operates. Generally, Israeli companies are subject to corporate tax at a rate 25% of a company's taxable income for 2016 and thereafter, which reflects a reduction relative to the 26.5% tax rate. However, Macrocure's effective corporate tax rate in Israel could be significantly lower, due to tax benefits for which Macrocure may become eligible, as described below.

Israeli Tax Structure and Tax Programs That May Become Applicable to Macrocure

Law for the Encouragement of Industry (Taxes), 5729-1969

        The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for "Industrial Companies." Macrocure may in the future qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

        The Industry Encouragement Law defines an "Industrial Company" as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an "Industrial Enterprise" owned by it. An

"Industrial Enterprise" is defined as an enterprise whose principal activity in a given tax year is industrial production.

        The following tax benefits, among others, are available to Industrial Companies:

  •
  Deduction of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

  •
  under limited conditions, an election to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

  •
  expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

Law for the Encouragement of Capital Investments, 5719-1959

        The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by "Industrial Enterprises" (as defined under the Investment Law).

Tax Benefits

        The Investment Law provides certain benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment Law) provided certain conditions are met. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. As of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

        Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. Although, if subsequently distributed to individuals or a non-Israeli company, such dividends would be subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty.

        Macrocure has examined the possible effect, if any, of the applicable provisions of the Investment Law on Macrocure's financial statements and have decided, at this time, not to opt to apply the benefits under the Investment Law.

        From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase Macrocure's tax liabilities.

Liquidity and Capital Resources

        To date, Macrocure has financed its operations primarily with funds raised from its IPO and the net proceeds from private placements of Macrocure's ordinary and preferred shares and warrants, and to a significantly lesser extent, through a government grant.

        Macrocure believes that based on its current business and its plans for consummating the merger transaction with Leap, Macrocure's existing cash, cash equivalents and the net proceeds from Macrocure's IPO will be sufficient to meet its currently anticipated cash requirements through at least the next 12 months. To the extent that the merger is not consummated, and Macrocure instead pursues an alternate transaction that requires a substantial new investment of capital, Macrocure may need to seek additional financing, which may not be available on favorable terms, if at all. Please see the risk factor titled "Failure to consummate the merger could adversely affect Leap's and Macrocure's future prospects" in the section of this prospectus titled "Risk Factors—Risks Relating to the Proposed Merger."

Cash flows

        The following table summarizes Macrocure's consolidated statement of cash flows for the years ended December 31, 2015, 2014 and 2013, and the nine months ended September 30, 2016 and 2015.

	Year ended December 31,			Nine months ended September 30,
	2015	2014	2013	2016	2015
	(in thousands)
Net cash provided by (used in):
Operating activities	$(19,580)	$(18,017)	$(9,939)	$(3,347)	$(16,646)
Investing activities	29,692	(36,804)	(114)	6,566	17,271
Financing activities	16	46,887	13,750	—	16
Net increase (decrease) in cash and cash equivalents	$10,128	$(7,934)	$3,697	$3,219	$641

Net cash used in operating activities

        The use of cash in all periods reflected primarily Macrocure's net losses from operations, as adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization, gain or loss due to revaluation of Macrocure's outstanding warrants, non- cash expenses due to convertible credit line, income tax expenses, non-cash interest expenses and share-based compensation.

        Net cash used in operating activities was $3.3 million in the nine months ended September 30, 2016 compared to $16.6 million in the nine months ended September 30, 2015. The year-over-year changes in such cash use were attributable primarily to Macrocure's net loss, which decreased significantly to $4.1 million in the nine months ended September 30, 2016 from $19.4 million in the nine months ended September 30, 2015. That substantial reduction in Macrocure's net loss in the nine months ended September 30, 2016 compared to the corresponding nine months in 2015 was primarily due to Macrocure's cost-reduction and restructuring initiatives aimed at managing and conserving its existing cash in the aftermath of its suspension of its operations related to CureXcell. The net loss in each of these nine-month periods was offset, in part, by adjustments for non-cash items that Macrocure recorded in these periods and by changes in operating assets and liability items.

        Net cash used in operating activities was $19.6 million in the year ended December 31, 2015 compared to $18.0 million in the year ended December 31, 2014 and $9.9 million in the year ended December 31, 2013. The year-over-year changes in such cash use were attributable primarily to Macrocure's net loss, which decreased to $ 21.1 million in the year ended December 31, 2015 from $25.5 million in the year ended December 31, 2014, after having increased from $18.3 million in 2013. Macrocure's net loss in the year ended December 31, 2014 was greater than in the year ended December 31, 2015 due to a one-time non-cash expense of $4.4 million that Macrocure incurred in 2014 related to the credit line extended to Macrocure by Macrocure's major shareholder. That non-cash expense was excluded from Macrocure's cash used in operating activities in 2014, and, accordingly, Macrocure's cash used in operating activities in 2014 was less than in 2015. The increase in net loss from 2013 to 2014 was offset, in part, in the case of the year ended December 31, 2013, by an adjustment due to the non-cash loss that Macrocure recorded in 2013 for the revaluation of Macrocure's outstanding warrants and due to changes in Macrocure's receivables and payables.

Net cash provided by (used in) investing activities

        The cash provided to Macrocure and/or used by Macrocure in investing activities primarily relates to investments in short and long term bank deposits or proceeds from the deposits released.

        Net cash provided by investing activities was $6.6 million during the nine months ended September 30, 2016, compared to $17.3 million of net cash provided by investing activities during the nine months ended September 30, 2015. During the first nine months of 2016, various available-for-sale financial assets held by Macrocure were sold, and certain short-term deposits were redeemed, thereby accounting for the cash provided by investing activities. During the first nine months of 2015, the cash provided by investing activities was primarily attributable to the release of funds from, or expiration of, many of Macrocure's investments that had been deposited in certain deposits and debt securities during 2014.

        Net cash provided by investing activities was $29.7 million during the year ended December 31, 2015, compared to $36.8 million of net cash used in investing activities during the year ended December 31, 2014 and $0.1 million of net cash used in investing activities during the year ended December 31, 2013. During 2014, Macrocure had deposited Macrocure's cash in certain deposits and debt securities, resulting in cash used in investing activities, while in 2015, many of those investments expired and/or funds were released to Macrocure, which resulted in cash provided by investing activities.

Net cash provided by financing activities

        Financing activities did not provide any cash to, or use any cash of, Macrocure in either of the nine-month periods ended September 30, 2016 and 2015.

        Net cash provided by financing activities was approximately $16,000 during the year ended December 31, 2015, reflecting cash received upon exercise of Macrocure's employees' options. That compares to $46.9 million of cash provided by financing activities during the year ended December 31, 2014, which primarily reflects cash proceeds that Macrocure raised pursuant to Macrocure's IPO in that year. Financing activities provided $13.8 million of cash during the year ended December 31, 2013, which was attributable to the preferred shares and warrant private placement financing that Macrocure consummated during that year, mainly with Macrocure's existing shareholders. Only a minimal amount of cash (from warrant exercises) has been provided by financing activities since the IPO. See "—Cash and funding sources."

Cash and funding sources

        Macrocure's primary source of financing in the nine months ended September 30, 2016 and in the year ended December 31, 2015 was the $46.7 million of proceeds that Macrocure raised from Macrocure's IPO in 2014. Macrocure's primary source of financing in the year ended December 31, 2014 was also the $46.7 million of proceeds that Macrocure raised in Macrocure's IPO and $0.2 million in proceeds from the exercise of warrants. Macrocure's primary source of financing in the year ended December 31, 2013 primarily consisted of $14.1 million in proceeds that Macrocure raised from the issuance of preferred A shares to certain existing investors. Macrocure has no ongoing material financial commitments, such as lines of credit, that Macrocure expects will affect its liquidity over the next five years Macrocure's last remaining significant financial commitment—the guarantees for its former office and research facilities in Israel, in amounts of approximately NIS 230,000, in the aggregate—terminated during the first nine months of 2016 (Macrocure was released from the related lease effective as of April 1, 2016).

Funding requirements

        Macrocure believes that its existing cash, cash equivalents and the net proceeds from its IPO will be sufficient to meet Macrocure's currently anticipated cash requirements through at least the next 12 months assuming that it remains a stand-alone company. Macrocure cannot currently predict the funding needs of the combined company following the prospective merger with Leap. Macrocure has based the estimate of its funding needs as a stand-alone company on the assumption that Macrocure continues with its restructuring and cost-cutting initiatives. If Macrocure does not consummate the merger and instead completes an acquisition transaction and begins development of a related product or technology, which would require increased investments of funds, Macrocure could exhaust its capital resources sooner than it currently expects.

        Macrocure's present and future funding requirements will depend on many factors, including, among other things:

        If the merger with Leap is consummated,

  •
  the progress of the clinical trials for Leap's product candidates; and

  •
  the capital needs of Leap's research and development program (although these shall be the responsibility of Leap).

        If the merger with Leap is not consummated,

  •
  the effectiveness of cost-reduction and restructuring initiatives aimed at managing and conserving Macrocure's existing cash resources;

  •
  any future acquisition or combination transaction in which Macrocure may engage; and

  •
  the amounts Macrocure invests in research and development and regulatory approval efforts in order to further the commercialization of any technology or product candidate that Macrocure may acquire.

Royalties

National Technological Innovation Authority (formerly operating as the Office of the Chief Scientist)

        Macrocure has received a grant as part of its research and development programs approved by the National Technological Innovation Authority, or the National Authority (formerly operating as the Office of the Chief Scientist, or the OCS). The requirements and restrictions for such grant are found in the Encouragement of Research, Development and Technological Innovation Law, 5744-, 1984, or the R&D Law. Under the R&D Law, royalties of 3% to 4.5% of the revenues derived from sales of products or services developed in whole or in part using this National Authority grant are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grant made to Macrocure, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of the grant actually received by Macrocure from the National Authority, including accrued LIBOR interest as of December 31, 2015, totaled $0.8 million. As of September 30, 2016, Macrocure had not paid any royalties to the National Authority.

        In addition to paying any royalty due, Macrocure must abide by other restrictions associated with receiving such grant under the R&D Law that continue to apply following repayment to the National Authority. These restrictions may impair Macrocure's ability to outsource manufacturing, engage in change of control transactions or otherwise transfer Macrocure's know-how outside of Israel by requiring Macrocure to obtain the approval of the National Authority for certain actions and transactions and pay additional royalties and other amounts to the National Authority In addition, any change of control and any change of ownership of Macrocure's ordinary shares that would make a non-Israeli citizen or resident an "interested party," as defined in the R&D Law, requires prior written notice to the National Authority. If Macrocure fails to comply with the R&D Law, Macrocure may be subject to criminal charges.

        In light of Leap's intention not to continue Macrocure's activities with respect to CureXcell (for which Macrocure received funding from the National Authority) after completion of the merger, and the fact that the merger will constitute a change of control for purposes of the R&D Law, Macrocure and Leap have agreed to work together in: (i) submitting an application to the National Authority to close the file related to CureXcell, (ii) submitting such forms and undertakings as required by the National Authority in connection with such application and (iii) cooperating with the National Authority as may be reasonably required by it in connection with its review of such application.

Application of Critical Accounting Policies and Estimates

        Macrocure's management's discussion and analysis of Macrocure's financial condition and results of operations is based on Macrocure's financial statements, which Macrocure has prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires Macrocure to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

        While Macrocure's significant accounting policies are more fully described in the notes to Macrocure's consolidated financial statements appearing elsewhere in this prospectus, Macrocure believes that the accounting policies discussed below are critical to Macrocure's financial results and to the understanding of Macrocure's past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. Macrocure considers an accounting estimate to be critical if: (a) it requires Macrocure to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time Macrocure was making Macrocure's estimate; and (b) changes in the estimate could have a material impact on Macrocure's financial condition or results of operations.

Research and development expenses

        Research expenses are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets as of the date as of which it can be established that it is probable that future economic benefits attributable to the asset will flow to Macrocure considering its commercial feasibility. This is generally the case when regulatory approval for commercialization is achieved and costs can be measured reliably. No development expenditures have yet been capitalized. Intellectual property-related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Share-based compensation

        Macrocure accounts for its share-based compensation for employees in accordance with the provisions of IFRS 2 "Share-based Payment," which requires Macrocure to measure the cost of share-based compensation based on the fair value of the award on the grant date.

        Macrocure selected the Black-Scholes model as the most appropriate method for determining the estimated fair value of its share-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. Macrocure recognizes compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date, and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

Option Valuations

        The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of Macrocure's share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

  •
  Fair Value of Macrocure's Ordinary Shares.  Because Macrocure's ordinary shares are publicly traded, Macrocure derives the fair value of the shares from the sales price (generally, the closing sales price) of the shares on the trading market on which Macrocure's shares are listed

  •
  Volatility.  The expected share price volatility was based on the historical average equity volatility of the ordinary shares of comparable drug companies that are publicly traded.

  •
  Expected Term.  The expected term of options granted represents the period of time that options granted are expected to be outstanding. Since adequate historical experience is not available to provide a reasonable estimate, the expected term is determined based on the midpoint between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date).

  •
  Risk-Free Rate.  The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the expected life of the options.

  •
  Expected Dividend Yield.  Macrocure have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, Macrocure used an expected dividend yield of zero.

        If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

        The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees on the dates indicated.

	August 2013	October 2013	December 2013	April 2014	December and August 2014	February, March and May 2015	May 2016
Expected volatility	129% - 131%	128% - 131%	126% - 128%	126% - 127%	104%	81% - 82%	82%
Expected term (in years)	5.2 - 6.7	4.9 - 6.8	5.5 - 7.0	5.5 - 7.0	5.5 - 7.0	5.0 - 7.0	0.75
Risk-free rate	1.83 - 2.36%	1.71 - 2.37%	1.88 - 2.41%	1.85% - 2.28%	1.97% - 2.14%	1.94% - 2.35%	0.48%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%

        The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees since January 1, 2012 as well as the estimated fair value of the underlying ordinary shares on the grant date.

Month of grant	Number of shares subject to awards granted	Average exercise price per share	Estimated fair value per ordinary share at grant date
June 2012	8,740	$9.59	$3.78
August 2013	573,068	$3.26	$4.80
August 2013	286,534	$16.04	$4.80
October 2013	25,760	$3.26	$3.63
December 2013	55,982	$3.26	$5.37
April 2014	370,116	$10.20	$9.80
August 2014	219,972	$10.00	$7.25
December 2014	50,000	$7.32	$7.37
February 2015	235,000	$9.68	$6.95
March 2015	170,000	$9.38	$6.78
May 2015	35,000	$9.65	$6.87
June 2015	158,640	$13.62	—	*
August 2015	10,000	$13.84	—	*
May 2016	115,000	$0.98	$0.27

*
Macrocure did not obtain a valuation for the fair value of the options that Macrocure granted in June 2015 and August 2015, due to the forfeiture of those grants by the grantees soon after the grants were made.

Recent Accounting Pronouncements

New Standards and Interpretations Not Yet Adopted by Us

  IFRS 9, Financial Instruments

        A final version of this accounting standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets, has been adopted by the IASB. This guidance has been added to the International IFRS chapter dealing with general hedge accounting requirements issued in 2013. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. Macrocure have not yet commenced examining the effects of adopting IFRS 9 (2014) on Macrocure's consolidated financial statements.

  IFRS 16, Leases

        IFRS 16 sets out the principles of the recognition, measurement, presentation, and disclosure of leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

JOBS Act Exemptions

        The JOBS Act permits an "emerging growth company" such as Macrocure to take advantage of an extended transition period to comply with new or revised accounting standards. Macrocure has not elected to avail itself of an exemption. This election is irrevocable.

Research and Development, Patents and Licenses, etc.

        For a description of Macrocure's research and development programs and the amounts that Macrocure has incurred over the last three years pursuant to those programs, please see "Information about Macrocure—Business Overview—Research and Development."

Trend Information

        Macrocure's results of operations and financial condition may be affected by various trends and factors discussed in "Risk Factors", including pricing regulations, third-party coverage and reimbursement policies, healthcare reform initiatives, the degree of market acceptance of Macrocure's products in the healthcare field due, in part, to trends in that field, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of Macrocure's target markets.

Off-Balance Sheet Arrangements

        Macrocure does not currently engage in off-balance sheet financing arrangements. In addition, Macrocure does not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

  Foreign currency exchange risk

        The U.S. dollar is Macrocure's functional and reporting currency. A portion of Macrocure's expenses are denominated in shekels, accounting for 13%, 17% and 20% of Macrocure's expenses in the years ended December 31, 2015, 2014 and 2013, respectively. This exposes Macrocure to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. Furthermore, Macrocure anticipates that a portion of its expenses, principally of salaries and related personnel expenses, will continue to be denominated in shekels.

        To the extent the U.S. dollar weakens against the shekel, Macrocure will experience a negative impact on its profit margins. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of Macrocure's unlinked shekel expenses, which would have a negative impact on its profit margins. In 2015, the value of the shekel depreciated relative to the dollar by 0.3%, and the rate of inflation in Israel was negative 1.0%. In 2014, the value of the shekel depreciated relative to the dollar by 10.7%, and the rate of inflation in Israel was negative 0.2%. In 2013, the value of the shekel appreciated in relation to the U.S. dollar by 7.5%, the effect of which was compounded by inflation in Israel, at a rate of 1.8%.

        Because exchange rates between the U.S. dollar and the shekel (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on Macrocure's results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in Macrocure's consolidated financial statements of loss.

        Macrocure does not currently engage in currency hedging activities in order to reduce this currency exposure, but Macrocure may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that Macrocure will be fully protected against material foreign currency fluctuations.

  Inflation-related risks

        Macrocure does not believe that the rate of inflation in Israel has had a material impact on Macrocure's business to date, however, Macrocure's costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Beneficial Owners

        The following table sets forth information with respect to the beneficial ownership of Macrocure's shares as of November 1, 2016 by:

  •
  each person or entity known by Macrocure to own beneficially more than 5% of Macrocure's outstanding shares;

  •
  each of Macrocure's directors and executive officers individually; and

  •
  all of Macrocure's executive officers and directors as a group.

        The beneficial ownership of ordinary shares is determined in accordance with the rules of the Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, Macrocure has deemed shares subject to options or warrants that are currently exercisable or exercisable within 60 days of November 1, 2016 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 17,932,079 ordinary shares outstanding as of November 1, 2016.

        As of November 1, 2016, Macrocure had one holder of record of its ordinary shares in the United States—Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 8,157,474 ordinary shares, or 45.5% of its outstanding ordinary shares, as of November 1, 2016. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since all of these ordinary shares were held by Cede & Co., the nominee of The Depository Trust Company, on behalf of brokers or other nominees, who in turn held ordinary shares on behalf of underlying beneficial holders.

        All of Macrocure's shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. None of Macrocure's principal shareholders or Macrocure's directors and executive officers has different or special voting rights with respect to his, her or its ordinary shares. Unless otherwise noted below, each shareholder's address is c/o Macrocure Ltd., 25 Hasivim Street, Petach Tikva 4959383, Israel.

	Number and Percentage of Ordinary Shares Beneficially Owned
Name	Number		Percent
5% or Greater Shareholders
(other than directors and executive officers)
Pontifax (Israel) and affiliated venture funds(1)	1,881,759	(2)	10.5%
Viola Private Equity I, L.P. and affiliated entities(3)	1,820,317		10.2%
Viatcheslav Mirilashvili(5)	3,333,032	(5)	18.3%
Directors and Executive Officers
Nissim Mashiach	859,602	(6)	4.6%
Shai Lankry	71,870	(7)	0.4%
Tomer Kariv	1,881,759	(8)	10.5%
Ze'ev Bronfeld	2,709,371	(9)	15.1%
Ranan Grobman	393,928	(10)	2.2%
David Ben Ami	1,840,000		10.3%
Yuval Yanai	20,625	(11)	0.1%
Katherine Wolf	20,625	(12)	0.1%
All Directors and Executive Officers as a Group (8 persons)	7,796,980	(13)	41.1%

(1)
The address of Pontifax (Israel) and its affiliated venture funds, to which we refer collectively as Pontifax, is 14 Shenkar St., Herzliya Pituach, PO Box 4093, Herzliya, 46140, Israel. Each of Mr. Tomer Kariv, who is the chief executive officer of Pontifax, and Mr. Ron Nussbaum, shares voting and dispositive power with respect to the shares held by Pontifax.

(2)
Includes 20,625 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of November 1, 2016.

(3)
The address of Viola Private Equity I, L.P., or Viola, is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel. Mr. Harel Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola.

(4)
The address of Viatcheslav Mirilashvili is Hamanofim St., Herzliya Pituach, Herzliya, 46725, Israel.

(5)
Consists of (i) 2,693,770 ordinary shares held by Viatcheslav Mirilashvili, and (ii) (a) 391,184 ordinary shares and (b) 248,078 ordinary shares issuable upon the exercise of warrants that are currently exercisable at the weighted average exercise price per share of NIS 0.01 par value, held by Vaizra Ventures Ltd., or Vaizra Ventures, an entity in which Mr. Mirilashvili indirectly holds 100% of the equity. As described in footnote (10) below, an entity for which Ranan Grobman, a director of Macrocure, serves as a director and in which he holds a 40% equity interest, holds a currently exercisable option to purchase 10% of the ordinary shares of Macrocure beneficially owned by Mr. Mirilashvili (including shares held or beneficially owned by Vaizra Ventures), in the aggregate.

(6)
Consists entirely of options to purchase ordinary shares, all of which are currently exercisable. Excludes options to purchase an additional 150,000 ordinary shares that will be granted to Mr. Mashiach if such grant is approved at the upcoming Macrocure Shareholder Meeting.

(7)
Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of November 1, 2016.

(8)
Consists of 1,881,759 ordinary shares (including 20,625 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of November 1, 2016) beneficially owned by Pontifax, for which Mr. Kariv serves as chief executive officer. Mr. Kariv and Ran Nussbaum share voting and dispositive power with respect to the shares held by Pontifax.

(9)
Includes 20,625 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of November 1, 2016.

(10)
Includes 333,303 ordinary shares that constitute 10% of the 3,333,032 ordinary shares beneficially owned by Mr. Mirilashvili (including via Vaizra Ventures), in the aggregate, which are subject to a currently exercisable option to purchase that is held by an entity in which Mr. Grobman holds a 40% equity interest and for which he serves as a director. Mr. Grobman disclaims beneficial ownership of those 333,303 ordinary shares except to the extent of his pecuniary interest therein. Also includes 20,625 ordinary shares issuable upon the exercise of options that are held by Mr. Grobman and that are currently exercisable or exercisable within 60 days of November 1, 2016.

(11)
Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of November 1, 2016. Excludes options to purchase an additional 36,662 ordinary shares that will be granted to Mr. Yanai if such grant is approved at the upcoming Macrocure Shareholder Meeting.

(12)
Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of November 1, 2016. Excludes options to purchase an additional 36,662 ordinary shares that will be granted to Ms. Wolf if such grant is approved at the upcoming Macrocure Shareholder Meeting.

(13)
Please see footnotes 6 through 13 above for information concerning the beneficial ownership of our directors and executive officers.

FINANCIAL INTERESTS OF MACROCURE'S DIRECTORS AND
EXECUTIVE OFFICERS IN THE MERGER

        In considering the merger, you should be aware that Macrocure's executive officers and directors have interests in the merger that may be different from, or in addition to, those of Macrocure's shareholders generally. The Macrocure board was aware of and considered these interests when the members of the board unanimously (with one director absent) (i) determined that the merger is fair to, and in the best interests of, Macrocure and its shareholders, (ii) approved the merger proposal and (iii) resolved to recommend the approval of the merger agreement by Macrocure's shareholders. We have summarized those interests below.

  Stock-Based Compensation Awards

        Under the merger agreement, all outstanding Macrocure stock-based awards—including those held by Macrocure's executive officers and directors—will convert into Leap stock-based awards of the corresponding type (subject to existing terms and conditions, with appropriate adjustments as to the exercise price and the number of shares of Leap common stock issuable upon exercise thereof) upon consummation of the merger. In particular, each option to purchase Macrocure ordinary shares (whether vested or unvested) that is outstanding immediately prior to the consummation of the merger will be adjusted such that, at the effective time of the merger, it will be converted into an option to purchase the number of shares of Leap common stock equal to the number of Macrocure ordinary shares subject to the Macrocure option multiplied by the merger exchange ratio (rounded down to the nearest whole share), at an exercise price per share equal to the exercise price per share of each Macrocure option, divided by the merger exchange ratio (rounded up to the nearest whole cent).

        The vesting of all outstanding options to purchase Macrocure ordinary shares then held by Macrocure's executive officers and directors will accelerate upon, and subject to, the consummation of the merger. The exercise period applicable following termination of employment or their existing relationship was also extended to two years (from 90 days or one year, as the case may be) for all optionees (other than optionees whose options, in accordance with their terms, expire prior to the effective time of the merger) and to eight years (from three years) in the case of Nissim Mashiach, Macrocure's CEO. All such extensions for optionees who are directors or the chief executive officer are subject to Macrocure shareholder approval.

        One such Macrocure option award that will be outstanding at the effective time of the merger, subject to approval of the grant thereof by Macrocure's shareholders at the Macrocure Shareholder Meeting, is an option grant to purchase 36,662 Macrocure ordinary shares, to be awarded to each of Ms. Katherine Wolf and Mr. Yuval Yannai, two of Macrocure's independent directors. The exercise price per ordinary share for those options will equal the closing market price of the Macrocure ordinary shares on the date of the Macrocure Shareholder Meeting. The number of shares of Leap common stock, and exercise price per share of Leap common stock, issuable upon exercise of those options following the merger will be determined as described in the previous paragraph. An additional option grant that may be outstanding at the effective time of the merger—if approved by Macrocure's shareholders at the Macrocure Shareholder Meeting—would be awarded to Macrocure's chief executive officer, Mr. Nissim Mashiach, referred to as the Macrocure CEO. Pursuant to that grant, the Macrocure CEO will receive options to purchase 150,000 Macrocure ordinary shares, at an exercise price equal to the closing market price of the Macrocure ordinary shares on the date of the Macrocure Shareholder Meeting.

  Investor Warrants Held by Executive Officers and Directors

        Under the merger agreement, warrants to purchase Macrocure ordinary shares—including those held by Macrocure's executive officers and directors—will convert into warrants to purchase Leap common stock, subject to existing terms and conditions, with appropriate adjustments as to the exercise price and the number of shares of Leap common stock issuable upon exercise thereof. In particular, each such warrant will be exercisable for that number of shares of Leap common stock equal to the number of Macrocure ordinary shares subject to the Macrocure warrant multiplied by the merger exchange ratio (rounded down to the nearest whole share), at an exercise price per share equal to the current exercise price of NIS 0.01, divided by the merger exchange ratio (rounded to the nearest whole cent)

  Cash Bonus and Recoupment of Base Salary

        Subject to approval by Macrocure's shareholders at the Macrocure Shareholder Meeting, the Macrocure CEO will receive a $300,000 cash bonus upon consummation of the merger, subject to Macrocure's implied value being assessed at a value that is at least 30% above Macrocure's cash and cash equivalent assets as of such time. Assuming that the cash bonus is so approved by Macrocure's shareholders, the requirement concerning Macrocure' implied value in the merger may be waived by Macrocure's Chairman of the Board, after consultation with the compensation committee of Macrocure's board of directors.

        The Macrocure CEO will also receive a one-time "make whole" payment in an amount equal to the base salary voluntarily foregone by him in the recent past (consisting of $10,000 of foregone salary per month), commencing on December 1, 2015 through the month in which the merger is consummated.

  Notice/Severance Pay

        Under his executive employment agreement, dated January 1, 2014, with Macrocure, the Macrocure CEO will be entitled to 90 days' worth of his base salary (that is, three months' worth of his monthly base salary of $10,000 per month) for the initial 90 days following the termination of his employment as Macrocure's chief executive officer upon the consummation of the merger.

        Based on the approval of the compensation committee and board of directors of Macrocure, Mr. Shai Lankry, Macrocure's chief financial officer, will be entitled to an additional six months' notice period—in addition to the three months' notice period under his employment agreement—during which he will continue to receive his base salary and social benefits as a result of the termination of his employment for Macrocure upon the consummation of the merger. This additional compensation is conditioned on Mr. Lankry not resigning from his position as Macrocure's chief financial officer prior to April 1, 2017 (which condition will be fulfilled if the merger is consummated prior to that time and Mr. Lankry still serves as Macrocure's chief financial officer).

  Indemnification and Insurance

        From and after the effective time of the merger, Leap shall indemnify and hold harmless, to the extent required by the merger agreement, each current or former director or officer of Macrocure or any of its subsidiaries (in each case, when acting in such capacity) (each, which we refer to as an indemnified party) against any costs or expenses (including reasonable attorneys' fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, including the merger. For additional information, see the section of this prospectus titled "The Merger Agreement—Other Covenants and Agreements."

        Pursuant to the requirements of the merger agreement, Macrocure has obtained—and Leap will assume—the coverage of Macrocure's executive officers and directors under a "tail" directors' and officers' liability insurance policy that will provide coverage to those executive officers and directors at the same level as under Macrocure's existing insurance policy, until the seventh anniversary of the effective time of the merger.

  Post-Merger Roles at Leap

        Mr. Nissim Mashiach, the Macrocure CEO, will be appointed to Leap's board of directors upon consummation of the merger.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the principal U.S. federal income tax considerations to (i) U.S. holders (as defined below) of Macrocure ordinary shares of the exchange of Macrocure ordinary shares for Leap common stock pursuant to the Merger Agreement and (ii) non-U.S. holders (as defined below) of the ownership of Leap common stock received in the merger. The following discussion is based on the Internal Revenue Code, as amended (the "Code"), the U.S. Treasury regulations promulgated thereunder, and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this offer to exchange. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address the 3.8% Medicare tax, any state or local tax consequences, the application of any income tax treaty, or any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax.

        For purposes of this discussion, the term "U.S. holder" means a holder of Macrocure ordinary shares or Leap common stock, as the case might be, that is:

  •
  a citizen or individual resident of the United States;

  •
  a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more U.S. persons, within the meaning of Section 7701(a)(30)) of the Code, who have the authority to control all substantial decisions of the trust, or (B) that otherwise has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

        For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of Macrocure ordinary shares or Leap common stock, as the case might be, that does not qualify as a U.S. holder and is not treated as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes.

        This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders or non-U.S. holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws, such as:

  •
  dealers or brokers in securities, commodities or foreign currencies;

  •
  traders in securities that elect to apply a mark-to-market method of accounting;

  •
  banks and certain other financial institutions;

  •
  insurance companies;

  •
  mutual funds;

  •
  tax-exempt organizations;

  •
  holders liable for the alternative minimum tax;

  •
  partnerships or other pass-through entities or investors in partnerships or such other pass-through entities;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  former citizens or residents of the United States;

  •
  U.S. expatriates;

  •
  holders whose functional currency is not the U.S. dollar;

  •
  holders who hold Macrocure ordinary shares (or Leap common stock) as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment;

  •
  holders who do not hold Macrocure ordinary shares (or Leap common stock) as a capital asset within the meaning of Section 1221 of the Code, which generally means property held for investment;

  •
  a person who owns or has owned directly, indirectly or constructively, 10% or more of the voting stock of Macrocure prior to the merger; or

  •
  holders who acquired Macrocure ordinary shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation.

        If an entity treated as a partnership for U.S. federal income tax purposes holds Macrocure ordinary shares or Leap common stock, as the case may be, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in Macrocure ordinary shares or Leap common stock is urged to consult its tax advisor.

Consequences to U.S. Holders of Exchanging Macrocure Ordinary Shares Pursuant to the Merger Agreement

        The following discussion applies to U.S. holders exchanging their Macrocure ordinary shares for Leap common stock pursuant the Merger Agreement.

        The receipt of Leap common stock by U.S. holders in exchange for Macrocure ordinary shares pursuant to the Merger Agreement is expected to be a taxable transaction for U.S. federal income tax purposes, and is not expected to qualify as a "reorganization" or other non-recognition transaction under any provision of the Code. If any U.S. holders receive cash in exchange for Macrocure ordinary shares in lieu of any fractional Leap common stock to which such holder may otherwise be entitled, such exchange also is expected to be a taxable transaction for U.S. federal income tax purposes.

        Subject to the passive foreign investment company rules discussed below, U.S. holders of Macrocure ordinary shares generally will recognize gain or loss equal to the difference, if any, between (1) the sum of the fair market value of Leap common stock received by such U.S. holder in the merger and any cash received in lieu of any fractional Leap common stock to which such holder may otherwise be entitled, and (2) such U.S. holder's adjusted tax basis in the Macrocure ordinary shares surrendered in exchange therefor. For this purpose, U.S. holders of Macrocure ordinary shares must calculate gain or loss separately for each identified block of Macrocure ordinary shares exchanged (that is, Macrocure ordinary shares acquired at the same cost in a single transaction).

        Subject to the passive foreign investment company rules discussed below, a U.S. holder's gain or loss in Macrocure ordinary shares generally will be capital gain or loss. Non-corporate U.S. holders, including individuals, who have held the Macrocure ordinary shares for more than one year will generally be eligible for reduced long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

        For U.S. federal income tax purposes, a U.S. holder's aggregate tax basis in the Leap common stock received pursuant to the merger will be equal to the fair market value of the Leap common stock received by such U.S. holder on the date Macrocure ordinary shares are exchanged pursuant to the Merger Agreement, and a U.S. holder's holding period with respect to such Leap common stock will begin on the day following the date such U.S. holder's Macrocure ordinary shares are exchanged pursuant to the Merger Agreement.

        U.S. federal income tax law does not specify how U.S. holders should determine the fair market value of the Leap common stock on the date of exchange. Fair market value generally is the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the facts. U.S. holders should consult their tax advisors with respect to the determination of the fair market value of the Leap common stock as of the date of the exchange.

        U.S. holders of Macrocure ordinary shares should consult their tax advisors as to the specific tax consequences in their particular circumstances of the receipt of Leap common stock in exchange for Macrocure ordinary shares pursuant to the Merger Agreement, in each case, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.

Passive foreign investment company rules

        A non-U.S. corporation is considered to be a passive foreign investment company ("PFIC") for any taxable year if either at least 75% of its gross income is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on Macrocure's gross income and gross assets (including tangible assets and intangible assets based on the market value of Macrocure ordinary shares), and the nature of Macrocure's business, we do not believe that Macrocure was classified as a PFIC for the taxable year ended December 31, 2015. However, based on Macrocure's gross assets as of the end of the fourth quarter of 2015, we believe that Macrocure is likely characterized as a PFIC for the 2016 taxable year. Nevertheless, Macrocure's PFIC status is based on Macrocure's income, assets, and activities for the entire taxable year, including the value of Macrocure's intangible assets based on the market value of Macrocure ordinary shares, and it is therefore not possible to finally determine whether Macrocure will be characterized as a PFIC for the 2016 taxable year until after the close of such year.

        Assuming that Macrocure is classified as a PFIC for the 2016 taxable year, a U.S. holder will be required to report any gain recognized in the merger as ordinary income, rather than as capital gain, and to compute the tax liability on any gain recognized in respect of the Macrocure ordinary shares as if such items had been earned ratably over each day in the U.S. holder's holding period (or a portion thereof) for the Macrocure ordinary shares. The amounts allocated to the taxable year of the merger and to years before Macrocure became a PFIC would be taxed as ordinary income. The amount allocated to prior taxable years would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. U.S. holders would not be able to offset any gain recognized in the merger with capital losses.

        U.S. holders of Macrocure ordinary shares should consult their tax advisors regarding the application of the PFIC rules to their investment.

U.S. Federal Income Tax Considerations of Ownership of Leap Common Stock to Non-U.S. Holders

Dividends

        Distributions paid on Leap common stock will be taxable as dividends to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to a non-U.S. holder of Leap common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of Leap common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service ("IRS") Form W-8BEN or W-8BEN-E, as applicable, and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Leap common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of Leap common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

        Any gain realized on the disposition of Leap common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  Leap is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder's holding period for Leap common stock, and such non-U.S. holder's interest does not qualify for the exception for stock regularly traded on an established securities market, as discussed below.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale or at such lower rate as may be specified by an applicable income tax treaty, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (subject to certain adjustments) or at such lower rate as may be specified by an applicable income tax treaty.

        We believe Leap has not been and is not currently a "United States real property holding corporation" for U.S. federal income tax purposes; however, no assurance can be given that we will not become one in the future. If, however, Leap is or becomes a "United States real property holding corporation," if Leap common stock is regularly traded on an established securities market, only a non-U.S. holder who holds, or held, actually or constructively, (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder's holding period) more than

5% of Leap common stock will be subject to U.S. federal income tax on the disposition of Leap common stock. Non-U.S. holders should consult their tax advisors about the consequences that could result if we are, or become, a "United States real property holding corporation."

Information reporting and backup withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Leap common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Foreign Account Tax Compliance Act

        Under the Foreign Account Tax Compliance Act, withholding at a rate of 30% will generally be required in certain circumstances on dividends in respect of, and after December 31, 2018, gross proceeds from the sale or other disposition of, shares of Leap common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to certain interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Leap common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and after December 31, 2018, gross proceeds from the sale or other disposition of, Leap common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the withholding agent that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which in turn will be required to be provided to the U.S. Department of the Treasury. Non-U.S. holders should consult their tax advisors regarding the possible implications of these rules on their investment in Leap common stock.

MATERIAL FOREIGN TAX CONSEQUENCES

  Material Israeli Tax Consequences

        The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Macrocure ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        Tax matters are very complicated, and the Israeli tax consequences of the merger to Macrocure shareholders will depend on their particular situation. You are encouraged to consult your tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

  General

        In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended and the rules and regulations promulgated thereunder, which we refer to collectively as the Israeli Tax Ordinance, the disposition of shares of an Israeli company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Israeli Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty for the prevention of double taxation between Israel and the seller's country of residence provides otherwise.

        Under the Israeli Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Macrocure ordinary shares in the merger is 25% for Israeli individuals (or 30% in case of a shareholder who claims a deduction for financing expenses in connection with such shares or is considered a "Significant Shareholder" at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in the company in question), and Israeli corporations. However, the foregoing tax rates will not apply to individuals who: (a) are dealers in securities; and/or (b) acquired their shares prior to an initial public offering (and may be subject to a different tax arrangement).

        According to the Israeli Tax Ordinance, non-Israeli residents should be exempt from Israeli capital gains tax on any gains derived from the sale of their shares pursuant to the merger, provided that (i) they purchased the Macrocure Shares upon or after Macrocure's initial public offering in August 2014, (ii) such gains are not derived from a permanent establishment of such shareholders in Israel, and (iii) they obtained an exemption certificate from the Israel Tax Authority, or the ITA. However, a non-Israeli corporate shareholder will not be entitled to such exemption, if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, under the U.S.-Israel Tax Treaty, or the Treaty, the sale, exchange or disposition of Macrocure ordinary shares by a person who (i) holds the ordinary shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the Treaty (such person being referred to herein as a Treaty U.S. Resident) will generally be exempt from Israeli capital gain tax. Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year or (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting rights of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gain arising from such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel. In each case, the sale, exchange or disposition of Macrocure ordinary shares would be subject to such Israeli tax, to the extent applicable; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

  Tax Rulings

        Macrocure filed with the ITA applications for the following tax rulings. Based on similar transactions previously consummated, Macrocure expects these tax rulings, if and when they are obtained, to provide, among other things, as follows:

  104H Tax Ruling

        The 104H Tax Ruling should clarify that the obligation to pay capital gains tax on the exchange of the Macrocure ordinary shares for Leap common stock will be deferred in accordance with the provisions of Section 104H of the Israeli Tax Ordinance. Under Section 104H, the obligation of those Macrocure shareholders who elect to be governed by the ruling to pay Israeli capital gains tax on the exchange of the Macrocure ordinary shares in the merger will be deferred until the earlier of (a) two years after the closing of the merger, with respect to 50% of the shares held by such shareholder, and four years after the closing of the merger, with respect to the other 50% of the shares held by such shareholder, and (b) the date on which such shareholder sells the shares of Leap common stock it receives in the merger.

  102 Option Tax Ruling

        The 102 Option Tax Ruling should clarify that assumption by Leap of share options held by Macrocure employees and office holders will not result in a taxable event for the share option holders, and with respect to share options eligible for preferential treatment under Section 102 of the Israeli Tax Ordinance, the requisite holding period for such options will be deemed to have begun at the time of the issuance of the option, and not at the time of their assumption by Leap.

  Withholding Tax Ruling

        The Withholding Tax Ruling should clarify that (A) payments to be made to shareholders who certify in the tax declaration form (to be attached to the Withholding Tax Ruling) that they (i) acquired their Macrocure Shares upon or after Macrocure's initial public offering in August 2014, (ii) are non-Israeli residents and are not "5% shareholders" (as defined below), and (iii) deliver such fully completed and signed tax declaration form, will not be subject to Israeli withholding tax; (B) payments to be made to eligible Israeli brokers or Israeli financial institutions on behalf of shareholders who certify in the tax declaration form that they are eligible Israeli brokers or Israeli financial institutions and deliver such fully completed tax declaration form, will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law; and (C) payments to be made to shareholders who are not described in clauses (A) and (B) above will be subject to Israeli withholding tax at the fixed rate of 25% of the gross proceeds payable to them pursuant to the merger or pursuant to other instructions provided by the ITA.

        A "5% shareholder" is a shareholder who holds or is entitled to purchase, directly or indirectly, alone or together with a "relative" thereof, one or more of the following: (i) at least 5% of the issued and outstanding share capital of the company in question, (ii) at least 5% of the voting rights of such company, (iii) the right to receive at least 5% of such company's profits or its assets upon liquidation, and (iv) the right to appoint a director/manager. A "relative" of a person means the spouse, brother, sister, parents, grandparents, descendants and the descendants of the spouse of such person, and the spouse of any of the foregoing.

        The above is an un-official English translation of the Israeli Tax Ordinance in the Hebrew language, and is provided for convenience purposes only. Please consult your tax advisors to determine the applicability of these definitions to you.

        NOTE THAT THERE IS NO ASSURANCE THAT SUCH TAX RULINGS WILL BE OBTAINED FROM THE ITA PRIOR TO THE CONSUMMATION OF THE MERGER, NOR THAT, IF THEY ARE OBTAINED, THEY WILL PROVIDE THE FOREGOING. IF SUCH TAX RULINGS ARE NOT OBTAINED PRIOR TO SUCH TIME, LEAP SHALL DEDUCT FROM THE CONSIDERATION PAYABLE FOR EACH MACROCURE ORDINARY SHARE WITHHOLDING TAX AT THE RATE OF TWENTY FIVE (25) PER CENT OR IN ACCORDANCE WITH OTHER INSTRUCTIONS PROVIDED BY THE ITA; IF SUCH TAX RULINGS PROVIDE OTHER INSTRUCTIONS THAN THOSE DESCRIBED ABOVE, LEAP SHALL COMPLY WITH SUCH TAX RULINGS.

NO APPRAISAL RIGHTS

        No appraisal rights shall be available to Macrocure shareholders with respect to the merger.

DESCRIPTION OF LEAP CAPITAL STOCK

        Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, Leap's charter and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this prospectus. We refer to the amended and restated charter and bylaws as the New Leap Charter and New Leap Bylaws. The New Leap Charter will, among other things, increase the number of authorized shares of common stock to one hundred million (100,000,000), decrease the number of authorized shares of preferred stock to ten million (10,000,000) undesignated shares and effectuate the Pre-Closing Leap Conversion at a ratio that brings Leap's fully diluted capitalization to approximately 6,500,000 shares of common stock.

        The following is a summary of Leap's capital stock and important provisions of the New Leap Charter and the New Leap Bylaws. This summary does not purport to be complete and is subject to and qualified by the New Leap Charter, in substantially the form attached as Annex C, and the New Leap Bylaws, in substantially the form attached as Annex D, and by the provisions of applicable law.

        After giving effect to the New Leap Charter, Leap's authorized capital stock will consist of shares made up of:

  •
  one hundred million (100,000,000) shares of common stock, par value $0.001 per share; and

  •
  ten million (10,000,000) shares of undesignated preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by Leap's board of directors.

        As of August 31, 2016, prior to effectuating the Pre-Closing Leap Share Conversion, there were zero issued and outstanding shares of Leap common stock and 9,000,000 outstanding shares of Series A Preferred Stock, 21,500,000 outstanding shares of Series B Preferred Stock and 11,781,984 outstanding shares of Series C Preferred Stock. In addition, as of August 31, 2016, Leap had outstanding convertible promissory notes in the aggregate principal amount of approximately $19.0 million. In connection with the merger, all Leap preferred stock, convertible promissory notes (principal and interest) and the shares issued upon exercise of all outstanding options (including options issued in contemplation of the merger) will convert into approximately 864,638 shares of Leap common stock immediately prior the consummation of the merger. After giving effect to the Pre-Closing Leap Share Conversion, the Recap, the $10.0 million equity investment and the exchange of Macrocure ordinary shares for Leap common stock, there is expected to be approximately 11,115,759 outstanding shares of Leap common stock (including upon the exercise of all outstanding options and warrants) and no outstanding shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock and there will be no outstanding convertible promissory notes.

  Common Stock

        After the completion of the merger, each share of Leap common stock outstanding will be entitled to one vote on all matters on which shareholders of the combined company generally are entitled to vote. However, holders of Leap common stock will not be entitled to vote on any amendment to the New Leap Charter that relates solely to the terms of one or more outstanding classes or series of preferred stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such class or series, to vote thereon pursuant to the New Leap Charter or the DGCL.

        Generally, the New Leap Bylaws will provide that, subject to applicable law or the New Leap Charter and/or the New Leap Bylaws, all corporate actions to be taken by vote of the shareholders will be authorized by a majority of the votes cast by the shareholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the shareholders of such class or series who are present in person or represented by proxy will be the act of such class or series. Directors will be elected by a majority of the votes cast at a meeting of Leap's shareholders for the election of directors at which a quorum is present, except that directors will be elected by a plurality of votes cast at a meeting at which a quorum is present if as of the expiration of the period of time during which shareholders are entitled to nominate persons for election as a director, the number of nominees for director exceeds the number of directors to be elected.

        Subject to the rights of holders of any then outstanding class or series of preferred stock, holders of Leap common stock will be entitled to receive dividends and other distributions in cash, stock or property of Leap as the board of directors may declare thereon from time to time and will share equally on a per share basis in all such dividends and other distributions. In the event of the combined company's dissolution, whether voluntary or involuntary, after the payment in full of the amounts required to be paid to the holders of any outstanding class or series of preferred stock, the remaining assets and funds of the combined company available for distribution will be distributed pro rata to the holders of Leap common stock in proportion to the number of shares held by them and to the holders of any class or series of preferred stock entitled to a distribution. Holders of Leap common stock will not have preemptive rights to purchase shares of Leap common stock. The shares of Leap common stock will not be subject to any conversion or redemption provisions or entitled to the benefit of a sinking fund. All outstanding shares of Leap common stock will be fully paid and no assessable. The rights, preferences and privileges of holders of Leap common stock will be subject to those of the holders of any outstanding class or series of Leap preferred stock that Leap may issue in the future.

  Preferred Stock

        Immediately prior to the merger, our certificate of incorporation provided for three series of preferred stock. As of August 31, 2016, we had outstanding an aggregate of 42,281,984 shares of preferred stock held of record by four stockholders.

        Upon the consummation of the merger, all outstanding shares of preferred stock will be converted into shares of our common stock. Under our the New Leap Charter, our board of directors will have the authority, without further action by the stockholders, to issue up to 10 million shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

  Blank Check Preferred Stock

        Leap's board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without shareholder approval. The New Leap Charter will permit Leap to issue up to 10,000,000 shares of preferred stock. Subject to the provisions of the New Leap Charter and limitations prescribed by law, Leap's board of directors will be expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of preferred stock, for classes and series of preferred stock. The board of directors may fix the number of shares constituting such class or series and the designation of such class or series and the powers (including voting, if any), preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such class or series. Each class or series will be appropriately designated by a distinguishing designation prior to the issuance of any shares thereof. The powers (including voting, if any), preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other classes and series of preferred stock at any time outstanding.

        The issuance of preferred stock may adversely affect the rights of the combined company's common shareholders by, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change in control without further action by the shareholders.

        As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock of Leap. Leap has no current intention to issue any additional shares of preferred stock.

  Registration Rights

        After this consummation of the merger, certain holders of shares of our common stock, including those holders of shares of our common stock that will be issued upon the Recap, and certain other larger holders of shares of our common stock following the consummation of the merger, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are collectively referred to herein as registrable shares.

        In connection with the transactions contemplated by the merger agreement, Leap will be entering into a Registration Rights Agreement with each of its holders of common stock outstanding immediately prior to the effective time of the merger. In addition, to the former holders of Leap's common stock, certain larger holders of Leap's common stock following the merger (who were among the largest holders of Macrocure ordinary shares prior to the merger) will become parties to the Registration Right Agreement. Under Leap's Registration Rights Agreement, certain holders of registrable shares can demand that Leap file a registration statement or request that their shares be included on a registration statement that Leap is otherwise filing, in either case, registering the resale of their shares of Leap common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a requested registration on Form S-3 if such registration is in connection with any underwritten offering or proposed underwritten public offering.

        These registration rights are contained in our registration rights agreement, which is described under "Related Transactions and Agreements—Registration Rights Agreement" above and a copy of which will be filed as an exhibit to the Registration Statement of which this prospectus is a part.

  Anti-takeover Effects of Certain Provisions of the New Leap Charter and the New Leap Bylaws

  General

        The New Leap Charter and New Leap Bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the combined company's board of directors and that could make it more difficult to acquire control of the combined company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

  Delaware Anti-Takeover Law

        Upon the consummation of the merger, we will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of the corporation;

  •
  an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

  •
  the affiliates and associates of the above.

        Under specific circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

        Our New Charter and New Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

  No Cumulative Voting

        Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The New Leap Charter will not grant shareholders the right to vote cumulatively.

  Blank Check Preferred Stock

        Leap believes that the availability of the preferred stock under the New Leap Charter will provide the combined company with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow the combined company to issue shares of preferred stock without the expense and delay of a special shareholders' meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by the combined company's shareholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which Leap's securities may be listed. The board of directors will have the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt.

  Advance Notice Procedure

        The New Leap Bylaws will provide an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to the board of directors.

        The New Leap Bylaws will provide that as to the notice of shareholder proposals of business to be brought at the annual meeting of shareholders, notice must be delivered to Leap secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the preceding year's annual meeting, not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if less than 90 days' notice is given of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Leap . In addition, any proposed business other than the nomination of persons for election to the combined company's board of directors must constitute a proper matter for shareholder action.

        In the case of nominations for election at an annual meeting, notice must be delivered to Leap secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the preceding year's annual meeting, not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if less than 90 days' notice is given of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Leap. In the case of nominations for election at a special meeting of shareholders called for the election of directors, a shareholder may nominate candidates by delivering notice to Leap secretary by not later than the close of business on the seventh day following the date on which notice of such meeting is first given to the shareholders. In addition, each such shareholder's notice must include certain information regarding the shareholder and the director nominee as set forth in the New Leap Bylaws as described under the section entitled "Comparison of Rights of Holders of Leap Shares and Holders of Macrocure Shares."

  Staggered Board

        Our New Charter will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result approximately one-third of our directors will be elected each year. The initial term of office of the directors of Class I shall expire as of the first annual meeting of Leap's stockholders following the consummation of the merger; the initial term of office of the directors of Class II shall expire as of the second annual meeting of the Company's stockholders following the consummation of the merger; and the initial term of office of the directors of Class III shall expire as of the third annual meeting of Leap's stockholders following the consummation of the merger.

  •
  Our Class I directors will be James Cavanaugh and John Littlechild;

  •
  Our Class II directors will be William Li and Thomas Dietz; and

  •
  Our Class III directors will be Nissim Mashiach, Joseph Loscalzo and Christopher Mirabelli.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

  Action by Written Consent; Special Meetings of Stockholders.

        Our New Charter will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our New Charter and New Bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by or at the direction of the board of directors pursuant to a resolution adopted by a majority of the total number of directors, by the chairperson of the Board, chief executive officer or president (in the absence of a chief executive officer). Except as provided above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

  Removal of Directors.

        Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding shares of capital stock, voting together as a single class and entitled to vote in the election of directors. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

SHARES ELIGIBLE FOR FUTURE SALE

        Previously, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after consummation of the merger, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the consummation of the merger due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

        As of October 31, 2016, based on the number of shares of our common stock then outstanding, assuming a consummation of the merger on such date and also assuming (1) the conversion of our outstanding preferred stock and notes into common stock, and (2) no exercise of outstanding options, we would have had outstanding an aggregate of approximately 9,399,112 shares of common stock. Of these shares, all of the 3,267,011 shares of common stock issued in the merger to former holders of Macrocure ordinary shares (which assumes the issuance of approximately 0.1822 shares of Leap common stock for each Macrocure ordinary share in the merger, based on Macrocure's net cash being $22.0 million or more at the effective time of the merger) will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of the merger will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

        As a result of the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares issued in the merger) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
969,638	Subject in some cases to applicable volume limitations under Rule 144.

  Rule 144

  Non-Affiliates

        Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

  •
  the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

  •
  we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

  •
  we are current in our Exchange Act reporting at the time of sale.

        Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

  Affiliates

        Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 93,991 shares immediately after the consummation of the merger based on the number of shares outstanding as of October 31, 2016; or

  •
  the average weekly trading volume of our common stock on the NASDAQ stock market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Rule 701

        In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

  Registration Rights

        Upon the consummation of the merger, the holders of 6,132,102 shares of our common stock after the merger, plus holders of up to approximately an additional 1,654,933 shares of our common stock issuable in the merger to certain of the largest holders of Macrocure ordinary shares prior to the merger (assuming an exchange ratio of 0.1822 shares of Leap common stock per Macrocure ordinary share in the merger, based on Macrocure's net cash being $22.0 million or more at the effective time of the merger), who may become party to our Registration Rights Agreement at the effective time of the merger will be entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section of this prospectus titled "Description of Leap Capital Stock—Registration Rights" for additional information.

  Equity Incentive Plans

        We intend to file with the Commission one or more registration statements on Form S-8 under the Securities Act covering the shares of common stock that (i) have been issued pursuant to Macrocure's 2008 and 2013 Equity Incentive Plans, which we are assuming in the merger, and (ii) we may issue upon exercise of outstanding options reserved for issuance under our Amended and Restated 2012 Equity Incentive Plan and/or 2016 Equity Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of the merger. Accordingly, shares registered under the Registration Statement of which this prospectus forms a part will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations, if applicable.

COMPARISON OF RIGHTS OF HOLDERS OF LEAP SHARES AND
HOLDERS OF MACROCURE SHARES

        If the merger is completed, Macrocure shareholders will receive as part of the merger consideration shares of Leap common stock. Pursuant to the terms of the merger agreement, immediately prior to the closing of the merger, Leap's charter and bylaws will be amended and restated to be in substantially the forms attached as Annex C and Annex D, respectively, of this prospectus.

        The following is a summary of certain differences between (i) the current rights of Macrocure shareholders under the Macrocure Charter and the Macrocure Bylaws, (ii) the rights of Leap shareholders under the New Leap Charter and the New Leap Bylaws following the consummation of the merger and (iii) the respective laws of the State of Israel and the State of Delaware. These differences arise from the governing documents of the two companies, including the Macrocure Charter and the Macrocure Bylaws and the New Leap Charter and the New Leap Bylaws, and from the respective laws of the State of Israel and the State of Delaware. The summary set out below is not intended to provide a comprehensive discussion of each company's governing documents or law. This summary is qualified in its entirety by reference to the full text of each of the Macrocure Charter, the Macrocure Bylaws, the New Leap Charter, the New Leap Bylaws, the DGCL and the Companies Law. See the section entitled "Where You Can Find More Information", beginning on page 265 of this prospectus, for information on how to obtain a copy of these documents.

  General

        The combined company will be incorporated under the laws of the State of Delaware and Macrocure is incorporated under the laws of the State of Israel. Accordingly, the rights of Leap shareholders and Macrocure shareholders are governed by the laws of the State of Delaware and the laws of the State of Israel, respectively. As a result of the merger, Macrocure shareholders who receive shares of Leap common stock will become Leap shareholders, and their rights as shareholders will be governed by the laws of the State of Delaware, the New Leap Charter and the New Leap Bylaws.

  Comparison of Rights of Leap Shareholders and Macrocure Shareholders

Leap	Macrocure
Authorized Capital Stock/Share Capital

Leap will be authorized to issue up to 110,000,000 shares, divided into two classes consisting of:

(i)    100,000,000 shares of common stock, par value $0.001 per share; and

(ii)    10,000,000 shares of undesignated preferred stock, par value $0.001 per share.

Leap's board of directors will be authorized to issue additional preferred stock in one or more series, subject to the rights of the holders of any outstanding series of preferred stock.

The authorized share capital of Macrocure consists of NIS 1,000,000 divided into 100,000,000 ordinary shares, of a nominal value of NIS 0.01 each.

Leap	Macrocure

The number of authorized common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of Leap entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
Macrocure may, from time to time, via a shareholders' resolution, increase its authorized share capital by increasing the number of shares it is authorized to issue. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide. Subject to applicable law, Macrocure may, from time to time, via or pursuant to authorization provided by a shareholders' resolution, reduce its share capital in any manner.
Voting Rights

Each share of common stock outstanding shall be entitled to one vote on all matters on which shareholders generally are entitled to vote. However, except as required by law, holders of common stock will not be entitled to vote on any amendment to the New Leap Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such class or series, to vote thereon pursuant to the New Leap Charter or the DGCL.

Holders of preferred stock shall be entitled only to such voting rights as are expressly granted in the New Leap Charter.

Every shareholder has one vote for each share held of record, on every resolution (subject to any provisions under Macrocure's Articles of Association (the "Articles") conferring special rights as to voting).

Any shareholder entitled to vote may vote either in person or by proxy, or if the shareholder is a company or other corporate body, by representative duly authorized by it.

The New Leap Bylaws provide that, except as required by law, the New Leap Charter, the New Leap Bylaws or the rules of any stock exchange upon which shares of Leap 's capital stock are listed, all corporate actions to be taken by vote of the shareholders shall be authorized by a majority of the votes cast by the shareholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the shareholders of such class or series who are present in person or represented by proxy shall be the act of such class or series; provided that the election of directors shall be determined by the vote of a plurality (as discussed below).
Except as required by the Companies Law or the Articles, a resolution of the shareholders is adopted if approved by the holders of a simple majority of the voting power represented at a shareholder meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. A resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into the Articles, but for which the Companies Law allows the Articles to provide otherwise, is adopted by a simple majority of the voting power represented at a shareholder meeting.

Leap	Macrocure

Each of the following requires approval by 65% of the voting power represented at a shareholder meeting in person or by proxy and voting thereon, disregarding abstentions:

(a)    a change in the authorized size of the board of directors; and

(b)    removal of a director or amendment of the Articles provision requiring a 65% majority for removal.

Quorum

The New Leap Bylaws will provide that, unless required by law, the New Charter or the New Bylaws, at any meeting of Leap's shareholders, a majority of the shares entitled to vote, represented in person, by remote communication, if applicable or by proxy, shall constitute a quorum for the transaction of business.

The New Leap Bylaws will provide that the greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Board pursuant to the New Leap Bylaws shall constitute a quorum of the Board for the transaction of business.

Two or more shareholders present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of Macrocure, constitutes a quorum at shareholder meetings.

If within half an hour from the time appointed for the meeting a quorum is not present, then without further notice the meeting is adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the chairman of the meeting shall determine. No business shall be transacted at any adjourned meeting except that which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, constitutes a quorum, but in any other case any two shareholders present in person or by proxy, constitute a quorum.

Shareholder Rights Plans

While Delaware law does not include a statutory provision expressly validating shareholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

Leap currently has no shareholder rights plan. Leap has no present intention to adopt a shareholder rights plan.

The validity of a shareholder rights plan is questionable under Israeli law. Macrocure does not have a shareholder rights plan, nor does it have the intent to adopt one.

Leap	Macrocure
Rights of Preferred Stock

The New Leap Charter will expressly authorize Leap's board of directors, by resolution or resolutions, to provide, out of the unissued shares of preferred stock, for series of preferred stock. Leap's board of directors may fix the number of shares constituting such series and the designation of such series and the powers (including voting, if any), preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.
Macrocure may, from time to time, by a shareholders' resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions. The rights attached to any class may be modified or cancelled by Macrocure by a resolution of the general meeting of holders of all shares as one class, without any required separate resolution of any class of shares.
Number of Directors
The New Leap Charter will provide that the number of directors shall be determined by the board from time to time.
Macrocure's Articles provide that the board of directors consists of such number of directors as may fixed from time to time by the board (not less than 4 nor more than 11, including any external directors).

Under the Companies Law, a public company must generally have at least two statutory external directors (with an exception for a public company that lacks a controlling shareholder and is traded only outside of Israel on one of a number of specific stock exchanges, if certain additional conditions are met). Macrocure has elected to be governed by the above-noted exception.

The Board shall be divided into three classes, designated as Class I, Class II and Class III, with each such class consisting of, as nearly as may be possible, one-third of the total number of directors constituting the entire Board of Directors. The board is authorized to assign members of the board to Class I, Class II or Class III.	Macrocure's board of directors is not classified.

Leap	Macrocure
Election of Directors

The New Leap Bylaws will provide that directors will be elected by a plurality of the votes cast with respect to that director-nominee's election at a meeting for the election of directors at which a quorum is present.

The New Leap Charter will provide that, subject to the rights of the holders of any outstanding series of preferred stock, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director is elected; provided that each director initially assigned to Class I shall serve for a term expiring at the first annual meeting of stockholders held after the effectiveness of the New Leap Charter; each director initially assigned to Class II shall serve for a term expiring at the second annual meeting of stockholders held after the effectiveness of the New Leap Charter; and each director initially assigned to Class III shall serve for a term expiring at the third annual meeting of stockholders held after the effectiveness of the New Leap Charter; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal.

The election of directors need not be by written ballot. No decrease in the number of directors constituting the board shall shorten the term of any incumbent director.

Nominees for director (whether recommended by the board of directors or by a shareholder) are elected by a resolution adopted by a simple majority of the voting power present (in person or by proxy, but excluding abstentions) and voting on a resolution electing them at a shareholder meeting at which a quorum is present.

Ordinary directors (other than external directors) are elected at annual general meetings of shareholders for a one-year term, until the next annual general meeting of shareholders and until the election and qualification of their successors, subject to their earlier death, resignation or removal

If required to elect external directors, a public company must elect its initial external directors within the first three months following becoming a public company, for an initial three year term. External directors may be reelected for two additional terms of three years each under certain circumstances. External directors of Israeli companies listed only on certain foreign exchanges (including NASDAQ) may be reelected for an unlimited number of additional terms of three years each, subject to the fulfillment of certain conditions.

The election of directors shall be decided by a show of hands, but the Chairman of the General Meeting may determine that election shall be decided by a written ballot.

Filling Vacancies on the Board of Directors

The New Leap Charter will provide that, subject to the rights of the holders of any outstanding series of preferred stock, any vacancy occurring on Leap's board of directors, including a vacancy created by an increase in the number of directors, shall only be filled by the affirmative vote of the majority of the directors then in office, even though fewer than a quorum, or by the sole remaining director.
Macrocure's Articles provide that the board may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number authorized under the Articles. Shareholders may likewise fill a vacancy on the board of directors. The office of a director who is elected by the shareholders or appointed by the board of directors to fill any vacancy continues until the next annual general meeting of shareholders.
Cumulative Voting
The New Leap Charter and the New Leap Bylaws do not provide for cumulative voting.	Macrocure's Articles do not provide for cumulative voting.

Leap	Macrocure
Removal of Directors

The New Leap Charter will provide that, subject to the holders of any series of preferred stock, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Leap entitled to vote thereon.
Under the Articles, the office of a director shall be vacated and the director shall be dismissed or removed: (i) upon his death; (ii) if he is prevented by applicable law from serving as a director; (iii) if the board of directors determines that due to his mental or physical state he is unable to serve as a director; (iv) if his directorship expires pursuant to the Articles and/or applicable law; (v) by a resolution adopted at a shareholder meeting by a majority of 65% of the voting power represented at the general meeting in person or by proxy and voting thereon, disregarding abstentions; (vi) by his written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to Macrocure, whichever is later; or (vii) with respect to an external director—only pursuant to applicable law.
Shareholder Proposals

The New Leap Bylaws will provide that as to the notice of shareholder proposals of business to be brought at the annual meeting of shareholders, notice must be delivered to Leap 's secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the preceding year's annual meeting or with respect to the first annual meeting held after Leap's initial public offering of its shares pursuant to a registration statement on Form S-4, notice by the stockholder to be timely must be so delivered, or mailed and received, not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if less than 120 days' notice is given of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Leap.

The New Leap Bylaws will provide that such shareholder notice shall set forth, among other things:

(i)    the name and address of such stockholder proposing such business and the class, series and number of shares beneficial owned by such Proposing Person; and,

Any shareholder holding at least 1% of the voting rights of Macrocure ("Proposing Shareholder") may request, subject to the Companies Law, that the board of directors include a matter on the agenda of a general meeting to be held in the future, provided that the board determines that the matter is appropriate to be considered at a general meeting (a "Proposal Request"). In order for the board of directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary of Macrocure (or, in the absence thereof by the Chief Executive Officer of Macrocure). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a general meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request.

Leap	Macrocure

(ii)    as to each (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (iii) any affiliate or associate of such stockholder or beneficial owner and (iv) any other person with whom such stockholder or beneficial owner (or any of their respective affiliates or associates) is acting in concert (a "Proposing Person"):

(a) (1)    if such Proposing Person is not a natural person, the identity of the natural person or persons associated with such Proposing Person responsible for the formulation of and decision to propose the business to be brought before the meeting (such person or persons, the "Responsible Person"), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proposing Person, the qualifications and background of such Responsible Person and any material interests or relationships of such Responsible Person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, and (2) if such Proposing Person is a natural person, the qualifications and background of such natural person and any material interests or relationships of such natural person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting;

(b)    any derivative, swap or similar contract or agreement engaged in, directly or indirectly by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of Leap;

(c)    any proxy (other than a revocable proxy given in response to a solicitation statement filed pursuant to, and in accordance with, Section 14(a) of the Exchange Act), arrangement, agreement or understanding pursuant to which such Proposing Person has a right to vote any shares of class or series of Leap;

In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to Macrocure of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before the general meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the general meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law, (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to Macrocure in connection with such matter, if any, has been provided to Macrocure. The board of directors, may, in its discretion, to the extent it deems necessary, request that the Proposing

Leap	Macrocure

(d)    any agreement, arrangement, understanding or relationship, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of Leap or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of Leap;

(e)     any rights to dividends on the shares of any class or series of Leap owned beneficially by such Proposing Person that are separated or separable from the underlying shares of Leap;

(f)    any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the price or value of shares of any class or series of Leap;

(g)    any significant equity interests in any principal competitor of Leap held by such Proposing Persons;

(h)    any direct or indirect interest of such Proposing Person in any contract with Leap, any affiliate of Leap or any principal competitor of Leap;

(i)    any pending or threatened litigation in which such Proposing Person is a party or material participant involving Leap or any of its officers or directors, or any affiliate of Leap,

(j)    any material transaction occurring during the prior 12 months between such Proposing Person, on the one hand, and Leap, any affiliate or any principal competitor of Leap, on the other hand;

(k)    a summary of any material discussions regarding the business proposed to be brought before the meeting (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder of the shares of any class or series of Leap; and

(l)    any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business

Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a general meeting, as the board of directors may reasonably require.

A "Derivative Transaction" means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of Macrocure, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of Macrocure, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of Macrocure, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of Macrocure held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

Under Companies Law regulations, the Proposal Request must be submitted within 3 days or 7 days after the notice of the shareholder meeting is published by Macrocure.(depending on the agenda items included in the notice for the meeting).The board of directors must publish a revised notice for the shareholder meeting that includes the agenda item included in the Proposal Request (assuming the above requirements are met by the Proposing Shareholder) within 7 days after the final day on which the Proposal Request may be submitted. In lieu of the foregoing timeline, Macrocure can instead publish a preliminary notice of an upcoming shareholder meeting with tentative, prospective agenda items, in which case a Proposing Shareholder will have 14 days thereafter to submit a Proposal Request to Macrocure.

Leap	Macrocure

proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (ii) through (xii) are referred to as "Disclosable Interests"); and

(ii)    As to each item of business to be brought before the meeting:

(a)    a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person;

(b)    the text of the proposal or business;

(c)    a detailed description of all agreements, arrangements and understandings between or among any of the Proposing Persons or between or among any Proposing Person and any other person or entity in connection with the proposal of such business by such stockholder,

(d)    a representation that the stockholder is a holder of record of stock of Leap entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business,

(e)     a representation whether the Proposing Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (2) otherwise to solicit proxies or votes from stockholders in support of such proposal; and

(f)    any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act.

In addition, in accordance with the Commission Rule 14a-8 under the Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by Leap at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the Commission rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before Leap begins to print and mail its proxy materials.

Leap	Macrocure
Director Nominations by Shareholders

In the case of nominations for election at an annual meeting, notice must be delivered to Leap Company's secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the preceding year's annual meeting, not more than 120 days nor less than 190 days prior to the date of such annual meeting or, if less than 120 days' notice is given of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Leap.

Such shareholder's notice shall set forth:

(i)    As to the (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (iii) any affiliate or associate of such stockholder or beneficial owner and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective affiliates or associates) is acting in concert (a "Nominating Person"):

(a)    the information in clause (i) in Shareholder Proposals above, except that the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 2.4(c)(i) of the New Leap Bylaws; and

(b)    Any Disclosable Interests (as defined above), except that the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears and any other information relating to the director nominees that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Nominating Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; and

Any Proposing Shareholder (as defined above in this comparative chart) may request to include on the agenda of a shareholders meeting the nomination of a person to be proposed to the shareholders for election as director (an "Alternate Nominee"). Unless otherwise determined by Macrocure's board of directors, such request shall be considered only at an annual general meeting of shareholders. Under the Articles, such a request must also include (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the proposing shareholder(s) or any of its affiliates and each Alternate Nominee proposed by it; (iii) a declaration signed by the Alternate Nominee that he consents to be named in Macrocure's notices and proxy materials relating to the general meeting, if provided or published, and, if elected, to serve on the board of directors and to be named in Macrocure's disclosures and filings; (iv) a declaration signed by such Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an alternate nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to Macrocure in connection with such an appointment has been provided; (v) a declaration indicating whether the Alternate Nominee meets the criteria for an independent director and/or external director of Macrocure under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the proposal request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder must promptly provide any other information reasonably requested by Macrocure. The board of directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. Macrocure is entitled to publish any information provided by a Proposing Shareholder pursuant to the Articles, and the proposing shareholder is responsible for the accuracy and completeness thereof.

Leap	Macrocure

(ii)    As to each person whom a Nominating Person proposes to nominate for election as a director:

(a)    all information with respect to such proposed nominee that would be required to be set forth in a stockholder's notice if such proposed nominee were a Nominating Person;

The required timing for submission of nomination of an Alternate Nominee by a Proposing Shareholder, and Macrocure's required response, matches what is described under "Shareholder Proposals" above.

(b) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including, without limitation, such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(c) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is acting in concert, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as "Nominee Information");

(d) a representation that the Nominating Person is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination;

Leap	Macrocure

(e) a representation whether the Nominating Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Leap's outstanding capital stock required to elect the nominee and/or (2) otherwise to solicit proxies or votes from stockholders in support of such nomination and (F) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(g) of the New Leap Bylaws; and

(f) additional information as may reasonably be required by Leap to determine the eligibility of such proposed nominee to serve as an independent director of Leap in accordance with the listing standards of the principal U.S. exchange upon which Leap's capital stock is listed, any applicable rules of the Commission and any publicly disclosed standards used by Leap's board of directors in determining and disclosing the independence of Leap's directors or that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee.
Shareholder Action by Written Consent
The New Leap Charter will provide that stockholders of Leap may not take any action by written consent in lieu of a meeting.	The Companies Law does not allow action of shareholders of a public company by written consent in lieu of a meeting.
Charter Amendments

The New Leap Charter will provide that Leap reserves the right to amend, alter or repeal any provision contained in the New Leap Charter in the manner prescribed by statute or the New Leap Charter, and all rights conferred to Leap shareholders in the New Leap Charter are granted subject to this reservation.	Under the Companies Law, the articles of association set forth substantially all of the provisions that under Delaware law are split between the charter and the bylaws of a company.

Pursuant to Section 242(b) of the DGCL, to amend the New Leap Charter, Leap's board of directors must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the shareholders or directing that the amendment proposed be considered at the next annual meeting of the shareholders.

Leap	Macrocure

At the meeting, the affirmative vote of the requisite percentage of the outstanding stock entitled to vote thereon called for by statute or the New Leap Charter, plus, if the amendment adversely affects the powers, rights or preferences of any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment.
Bylaw Amendments

The New Leap Charter and New Leap Bylaws will provide that, subject to the special governance provisions described below, the New Leap Bylaws may be adopted, repealed, altered or amended by an affirmative vote of a majority of the board of directors of Leap. The stockholders may not adopt, amend, alter or repeal the Bylaws of Leap, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by the Certificate of Incorporation, by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Leap entitled to vote thereon.
Under the Companies Law, a company may amend its articles of association by a resolution adopted at a general meeting of shareholders by the majority of the voting power present and voting on the resolution, excluding abstentions (provided a proper quorum is present), unless explicitly stated otherwise under the articles of association.

Macrocure's Articles provide that the article setting forth the authorized size of the board of directors can only be amended by a 65% majority of the voting power represented at the general meeting in person or by proxy and voting thereon, disregarding abstentions. A 65% majority is also required for removal of a director mid-term and for amendment of the Articles provision that requires that 65% majority for removal.

Special Governance Provisions

The New Leap Bylaws will require that, unless modified or repealed by a vote of 75% of outstanding Leap common stock, a special governance period of two years beginning on the date of the consummation of the merger will be imposed, during which time (i) the Leap board must maintain a pricing committee including at least one Macrocure director and one director not affiliated with HealthCare Venture funds or Eli Lilly, and (ii) Leap may not engage in an equity financing transaction with HealthCare Venture funds, Eli Lilly, or any of their affiliates unless approved by the pricing committee.
During the special governance period, any amendment or repeal to the special governance provisions will require approval of the board, including at least once Macrocure director.	Macrocure's Articles do not contain any special governance provisions.

Leap	Macrocure
Special Meetings of Shareholders

The New Charter will provide that special meetings of stockholders for any purpose or purposes may be called at any time only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer), and may not be called by any other person or persons.
Under the Companies Law, special general meetings of shareholders may be called by the board of directors at any time and shall be called at the request of (a) two directors, (b) one-quarter of the directors in office, (c) shareholder(s) holding at least 5% of the outstanding ordinary shares of Macrocure and at least 1% of Macrocure's voting rights, or (d) shareholder(s) holding at least 5% of Macrocure's voting rights.
Notice of Meetings of Shareholders

The New Leap Bylaws will provide that notice of the place, day and time, the record date for determining the stockholders entitled to vote at such meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose for which the meeting is called, shall be given to the shareholders entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. In addition, notice may be given in any manner permitted by the DGCL.
Under Companies Law regulations to which Macrocure is subject as a public company, notice of an annual or special shareholder meeting must be provided at least 21 days or 35 days (depending on the agenda items for the meeting) prior to the date of the meeting and at least two days or five days (depending on the agenda items) prior to the record date. Because Macrocure's shares are listed on NASDAQ, the record date for its shareholder meetings may be between 4 and 40 days prior to the date of the shareholder meeting. Under Companies Law regulations, the notice must include the location, date and time of the meeting, the type of meeting, a summary description of all agenda items/ proposals, required majorities for approval of proposals and the record date. Under the Articles, the notice may be published via a press release published via an international wire service, and the furnishing of such press release in a Report of Foreign Private Issuer on Form 6-K.
Proxies
The New Leap Bylaws will provide that a shareholder entitled to vote may vote in person or by proxy.	Macrocure's Articles provide that a shareholder may vote in person or by proxy.

Leap	Macrocure
Limitation of Personal Liability of Directors/Officers

The New Leap Charter, to the full extent permitted by the DGCL, will limit or eliminate the liability of Leap directors made a party to any proceeding (other than any action or suit by or in the right of Leap to procure a judgment in its favor) to Leap or its shareholders for monetary damages for breach of fiduciary duty as a director.

Under the DGCL, no such elimination of liability is permitted (i) for any breach of the director's duty of loyalty to Leap or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.

The Companies Law provides that an office holder's (that is, an executive officer's or director's) fiduciary duties consist of a duty of care and a duty of loyalty. A company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Macrocure's Articles include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Leap	Macrocure
Indemnification of Directors and Officers

The New Leap Bylaws will provide that, to the full extent permitted by the DGCL, Leap shall indemnify any person who is or was a director or officer of Leap or any person who is or was a director or officer of Leap and who is or was serving at the request of Leap as a director, officer, employee, trustee or agent of another entity (referred to as an "Indemnitee" in the New Leap Charter) (i) against expenses (including attorneys' fees) and other liabilities, losses, judgments, fines (including excise taxes and penalties arising under ERISA) and amounts paid in settlements actually and reasonably incurred by such person in connection with any action, suit, proceeding or appeal therefrom, by reason of the fact that such Indemnitee acted in good faith and in a manner which Indemnitee reasonably believe to be in, or not opposed to, the best interests of Leap, and, with respect to any criminal proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful and (ii) (i) against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with any action, suit, proceeding or appeal therefrom, by reason of the fact that such Indemnitee is or agreed to become an Indemnitee or by reason of any action alleged or have been taken or omitted in such capacity as Indemnitee, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believe to be in, or not opposed to, the best interests of Leap, except that no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to Leap, unless, and only to the extent, a court determines that Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including, without limitation, attorneys' fees).

The New Leap Bylaws will further provide that Leap shall indemnify any Indemnitee pursuant to the provisions described in the immediately foregoing paragraph who has been successful on the merits or otherwise in the defense of any action, suit or proceeding, any claim, issue or matter therein or on appeal from any such action suit or proceeding.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification (Macrocure's Articles authorize such indemnification):

•    financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator's award approved by a court; however, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•    reasonable litigation expenses, including attorneys' fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•    reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Leap	Macrocure
Leap will advance expenses incurred by an Indemnitee who is a party or is otherwise involved in a proceeding, action, suit, or investigation or appeal therefrom in advance of the final disposition of such proceeding, upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it is ultimately determined by final judicial decision that such person is not entitled to indemnification, that the Indemnitee did not act in good faith and in a manner reasonably believed to be in the best interests or not opposed to Leap, or with respect to any criminal action, Indemnitee had reasonable cause to believe his or her conduct was unlawful.	Pursuant to the Companies Law, indemnification of, exculpation of and procurement of insurance coverage for, office holders in a public company that are not directors must be approved by the audit committee, the board of directors and, if the office holder is a director, the chief executive officer or a controlling shareholder, also by the company's shareholders.

Leap will only indemnify Indemnitees who initiate proceedings unless the initiation thereof is approved by Leap's Board. Leap will not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from proceeds of insurance.
Exclusive Forum

The New Leap Charter will provide that, subject to certain exceptions, the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Leap , (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Leap to Leap or Leap 's shareholders, (iii) any action asserting a claim arising pursuant to the DGCL, (iv) any action to interpret, apply, enforce or determine the validity of the New Leap Charter or New Leap Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware.	Macrocure's Articles do not contain any provision with respect to the forum for any shareholder to bring an action.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus, as well as certain legal matters relating to us, will be passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

        The consolidated balance sheets of Leap Therapeutics, Inc. as of December 31, 2014 and 2015, and the related statements of operations and comprehensive loss, redeemable preferred stock and stockholders' deficiency, and cash flows, for each of the years then ended have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is included elsewhere herein, which report included an explanatory paragraph about the existence of substantial doubt concerning Leap's ability to continue as a going concern. Such financial statements have been included elsewhere herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Macrocure Ltd. and its subsidiary as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, have been included herein in reliance upon the report of Somekh Chaikin, a Member Firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed as part of the Registration Statement. For further information with respect to us and the common stock offered by this prospectus, you should refer to the Registration Statement and the exhibits filed as part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each of such statements is qualified in all respects by this reference.

        You can read our Commission filings, including the registration statement, over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facilities at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, or by calling (617) 714-0360.

        Upon consummation of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the Commission. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the Commission referred to above. We also maintain a website at http://www.leaptx.com , at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. The inclusion of our website address above and elsewhere in this prospectus is, in each case, intended to be an inactive textual reference only and not an active hyperlink to our website. The information contained in, or that can be accessed through, our website is not part of this prospectus. THIS PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION

OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS TO VOTE YOUR SHARES OF MACROCURE COMMON STOCK AT THE SPECIAL MEETING. MACROCURE HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS DATED [                    ], 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROSPECTUS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Leap Therapeutics, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 and 2015	F-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2014 and 2015	F-4
Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders' Deficiency for the Years Ended December 31, 2014 and 2015	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2014 and 2015	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheet as of September 30, 2016	F-25
Condensed Consolidated Statements of Operations and Comprehensive Loss for the Nine Months Ended September 30, 2015 and 2016	F-26
Condensed Consolidated Statements of Redeemable Convertible and Convertible Preferred Stock and Stockholders' Deficiency for the Nine Months Ended September 30, 2016	F-27
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2015 and 2016	F-28
Notes to Condensed Consolidated Financial Statements	F-29
Macrocure Ltd. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-38
Consolidated Statements of Financial Position as at December 31, 2015 and 2014	F-39
Consolidated Statements of Loss and other comprehensive loss for the Years Ended December 31, 2015, 2014 and 2013	F-40
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2015, 2014 and 2013	F-41
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013	F-43
Notes to the Consolidated Financial Statements	F-44
Condensed Interim Consolidated Statements of Financial Position as of September 30, 2016	F-71
Condensed Interim Consolidated Statements of Loss as of September 30, 2016	F-72
Condensed Interim Consolidated Statements of Changes in Equity as of September 30, 2016	F-73
Condensed Interim Consolidated Statements of Cash Flows as of September 30, 2016	F-74
Notes to the unaudited Condensed Interim Consolidated Financial Statements	F-75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Leap Therapeutics, Inc.

        We have audited the accompanying consolidated balance sheets of Leap Therapeutics, Inc. and Subsidiaries (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive loss, redeemable preferred stock and stockholders' deficiency, and cash flows for each of the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Leap Therapeutics, Inc. and Subsidiaries as of December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses since its inception and has a significant accumulated deficit and a working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP
Philadelphia, Pennsylvania
June 22, 2016, except for Note 15, as to which the date is September 23, 2016

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	$238	$405
Prepaid expenses and other current assets	71	89

Total current assets	309	494
Other assets	829	766

Total assets	$1,138	$1,260

Liabilities, Convertible Preferred Stock and Stockholders' Deficiency
Current liabilities:
Accounts payable	$1,010	$2,048
Accrued expenses	514	479
Notes payable and accrued interest—related party	3,144	3,141

Total current liabilities	4,668	5,668

Commitments and contingencies (Note 12)
Convertible preferred stock, 42,500,000 shares authorized as of December 31, 2014 and 2015
Series A redeemable convertible preferred stock, $0.001 par value; 9,000,000 shares designated as of December 31, 2014 and 2015; 6,279,300 and 9,000,000 shares issued and outstanding as of December 31, 2014, and 2015, respectively; liquidation preference of $7,703 and $11,080 as of December 31, 2014 and 2015, respectively	7,703	11,080
Series B convertible preferred stock, $0.001 par value; 21,500,000 shares designated as of December 31, 2014 and 2015; 15,000,000 and 21,500,000 shares issued and outstanding as of December 31, 2014 and 2015, respectively; liquidation preference of $18,424 and $26,512 as of December 31, 2014 and 2015, respectively	18,424	26,512
Series C convertible preferred stock, $0.001 par value; 12,000,000 shares designated as of December 31, 2014 and 2015; 8,946,944 and 11,781,984 shares issued and outstanding as of December 31, 2014 and 2015, respectively; liquidation preference of $6,933 and $28,289 as of December 31, 2014 and 2015, respectively	6,933	28,289
Stockholders' deficiency:
Common stock, $0.001 par value; 37,000,000 shares authorized at December 31, 2014 and 58,500,000 shares authorized at December 31, 2015; no shares issued or outstanding at December 31, 2014 and 2015	—	—
Additional paid-in capital	50	100
Accumulated other comprehensive loss	—	(1)
Accumulated deficit	(36,640)	(70,388)

Total stockholders' deficiency	(36,590)	(70,289)

Total liabilities, convertible preferred stock and stockholders' deficiency	$1,138	$1,260

See notes to consolidated financial statements

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2014	2015
Operating expenses:
Research and development	$6,714	$10,411
General and administrative (including related party expenses of $134 and $98, respectively)	918	1,511

Total operating expenses	7,632	11,922

Loss from operations	(7,632)	(11,922)
Interest income	—	1
Interest expense—related party	(73)	(129)

Net loss	(7,705)	(12,050)
Other comprehensive loss:
Foreign currency translation adjustments	—	(1)

Comprehensive loss	$(7,705)	$(12,051)

See notes to consolidated financial statements

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE AND
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(In thousands, except share amounts)

	Series A Redeemable Convertible Preferred Stock,
			Series B Convertible Preferred Stock,		Series C Convertible Preferred Stock,
							Common Stock			Accumulated Other Comprehensive Loss
									Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficiency
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at January 1, 2014	6,279,300	$7,201	15,000,000	$17,210	6,259,179	$4,677	—	$—	$20	$—	$(26,770)	$(26,750)
Issuance of Series C convertible preferred stock, net of issuance costs of $18	—	—	—	—	2,687,765	1,807	—	—	—	—	—	—
Accretion to redemption value	—	502	—	1,214	—	449	—	—	—	—	(2,165)	(2,165)
Stock-based compensation	—	—	—	—	—	—	—	—	30	—	—	30
Net loss	—	—	—	—	—	—	—	—	—	—	(7,705)	(7,705)

Balances at December 31, 2014	6,279,300	7,703	15,000,000	18,424	8,946,944	6,933	—	—	50	—	(36,640)	(36,590)
Issuance of Series C convertible preferred stock, net of issuance costs of $3	—	—	—	—	2,835,040	1,922	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock in consideration for license	2,720,700	2,721	—	—	—	—	—	—	—	—	—	—
Conversion of notes payable—related party and accrued interest into Series B convertible preferred stock	—	—	4,532,098	4,532	—	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $210	—	—	1,967,902	1,948	—	—	—	—	—	—	—	—
Accretion to redemption value	—	656	—	1,608	—	19,434	—	—	—	—	(21,698)	(21,698)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Stock-based compensation	—	—	—	—	—	—	—	—	50	—	—	50
Net loss	—	—	—	—	—	—	—	—	—	—	(12,050)	(12,050)

Balances at December 31, 2015	9,000,000	$11,080	21,500,000	$26,512	11,781,984	$28,289	—	$—	$100	$(1)	$(70,388)	$(70,289)

See notes to consolidated financial statements

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2014	2015
Cash flows from operating activities:
Net loss	$(7,705)	$(12,050)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of Series A convertible preferred stock for research and development	—	2,721
Stock-based compensation expense	30	50
Non-cash interest expense—related party	73	129
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(565)	46
Accounts payable and accrued expenses	323	1,002

Net cash used in operating activities	(7,844)	(8,102)

Cash flows from financing activities:
Proceeds from issuance of Series B convertible preferred stock	—	1,948
Proceeds from issuance of Series C convertible preferred stock	1,807	1,922
Proceeds from notes payable—related party	3,070	5,000
Repayments of notes payable—related party	—	(600)

Net cash provided by financing activities	4,877	8,270

Effect of exchange rate changes on cash and cash equivalents	—	(1)

Net increase (decrease) in cash and cash equivalents	(2,967)	167
Cash and cash equivalents at beginning of period	3,205	238

Cash and cash equivalents at end of period	$238	$405

Supplemental disclosure of non-cash financing activities:
Conversion of notes payable—related party and accrued interest into Series B convertible preferred stock	$—	$4,532
Accretion of preferred stock to redemption value	$2,165	$21,698

See notes to consolidated financial statements

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements

(Amounts in thousands, except share and per share amounts)

1. Nature of Business, Basis of Presentation and Liquidity

Nature of Business

        Leap Therapeutics, Inc. was incorporated in the state of Delaware as Dekkun Corporation on January 3, 2011 and changed its name to HealthCare Pharmaceuticals, Inc. effective May 29, 2014, and then to Leap Therapeutics, Inc. effective November 16, 2015 (the "Company"). During 2015, HealthCare Pharmaceuticals Pty Ltd. ("HCP Australia") was formed and is a wholly owned subsidiary of the Company. The Company is engaged in developing novel, targeted drugs for the treatment of cancer.

Merger and Basis of Presentation

        On December 10, 2015, the Company entered into a merger agreement with GITR Inc. ("GITR"), an entity under common control, whereby a wholly owned subsidiary of the Company merged with GITR and the surviving name of the wholly owned subsidiary was GITR Inc. Pursuant to the Plan of Merger and Reorganization (the "Plan of Merger"), the Company amended its certificate of incorporation and authorized the issuance of 12,000,000 shares of Series C Convertible Redeemable Preferred Stock ("Series C Stock"). Each outstanding share of GITR Series A Convertible Preferred Stock then outstanding and accrued dividends were converted into the right to receive 1.472748 shares of Series C Stock. Consequently, the Company issued 11,781,984 shares of Series C Stock to GITR shareholders. In addition, each option to purchase shares of GITR common stock was converted into the right to receive an option to purchase shares of the Company's common stock at a conversion ratio of 0.977556:1. Consequently, the Company issued options to purchase 276,176 shares of common stock to GITR option holders.

        Due to the relationship of the funds that invested in the Company and GITR prior to the date of the merger and the individuals that controlled such funds, the merger was accounted for as a combination of entities under common control. As a result, the assets and liabilities of GITR that were transferred to the Company were measured at their carrying amounts, and there was no adjustment to the total equity of the Company. The accompanying financial statements reflect the retrospective application of the merger transaction as if the merger had occurred on January 1, 2014. The historical results of the Company and GITR since January 1, 2014 have been combined at their historical carrying amounts, and all share and option disclosures have been retroactively adjusted to reflect the exchange of shares and options in the merger transaction.

Liquidity

        Since inception, the Company has been engaged in organizational activities, including raising capital, and research and development activities. The Company does not yet have a product that has been approved by the FDA, has not generated any revenues and has not yet achieved profitable operations, nor has it ever generated positive cash flows from operations. There is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. Further, the Company's future operations are dependent on the success of the Company's efforts to raise additional capital, its research and commercialization efforts, regulatory approval, and, ultimately, the market acceptance of the Company's products.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

1. Nature of Business, Basis of Presentation and Liquidity (Continued)

        The accompanying consolidated financial statements have been prepared on a going-concern basis which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company incurred net losses of $7,705 and $12,050 for the years ended December 31, 2014 and 2015, respectively, and has an accumulated deficit of $70,388 and a working capital deficiency of $5,174 as of December 31, 2015. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to obtain additional financing through the issuance of promissory notes or the sale of preferred stock to fund further product development. There can be no assurance that these efforts will be successful. The financial statements do not include any adjustments relating to the recoverability and classifications of reported asset amounts or the amounts of liabilities that might result from the outcome of that uncertainty.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated in the consolidation.

Use of Estimates

        The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Research and Development Expense

        Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including noncash share-based compensation and costs for third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by the third parties, patient enrollment in clinical trials, administrative costs incurred by the third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

Other Assets

        Other assets of $829 and $766 as of December 31, 2014 and 2015, respectively, consist of deposits made by the Company with certain service providers that are to be applied to the last payments due under the service agreements or returned to the Company if not utilized.

Concentration of Credit Risk

        Financial instruments which potentially subject the Company to credit risk consist principally of cash and cash equivalents. All cash and cash equivalents are held in United States financial institutions and money market funds. At times, the Company may maintain cash balances in excess of the federally insured amount.

Income Taxes

        The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        The Company follows accounting guidance concerning provisions for uncertain income tax positions. This guidance clarifies the accounting for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

        The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. There were no uncertain tax positions nor income tax related interest and penalties recorded for the years ended December 31, 2014 and 2015. The income tax returns of the Company for the year ended December 31, 2012 and subsequent years are subject to examination by the Internal Revenue Service and other taxing authorities, generally for three years after they were filed.

Foreign Currency Translation

        The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated into U.S. dollars at exchange rates as of the consolidated balance sheet date. Equity is translated at historical exchange rates. Revenues and expenses are translated into U.S. dollars at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders' deficiency. Realized foreign currency transaction gains and losses are included in the results of operations.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

Equity Securities Transactions

        Since inception, the Board of Directors has established the fair value of equity securities based upon facts and circumstances existing at the dates such equity transactions occurred, including the price at which equity instruments were sold to third parties.

Fair Value Measurements

        Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

        The Company's cash equivalents are carried at fair value determined according to the fair value hierarchy described above. The carrying value of accounts payable and accrued expenses approximate their fair value due to the short-term nature of these liabilities. Management believes that the Company's debt (see Note 5) bears interest at the prevailing market rate for instruments with similar characteristics and, accordingly, the carrying value approximates its fair value.

Segment Information

        The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's singular focus is developing novel, targeted drugs for the treatment of cancer. Substantially all of the Company's tangible assets are held in the United States.

Patent Costs

        All patent related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

        The Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

        The Company measures stock-based awards granted to consultants and nonemployees based on the fair value of the award on the date on which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such consultants and nonemployees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then current fair value of the Company's common stock and updated assumption inputs in the Black-Scholes option-pricing model.

        Stock-based compensation is classified in the accompanying consolidated statements of operations based on the function to which the related services are provided. The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company's estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

        The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The expected term of stock options granted to nonemployees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Net Loss per Share

        Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock, including the assumed exercise of stock options. There were no common shares outstanding during the years ended December 31, 2014 and 2015, and accordingly, basic and diluted net loss per share is not presented.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

        In the event that the Company has earnings or loss per share to present in the future, the following method will be used.

        Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company's common shares and participating securities. The Company's convertible preferred stock contains participation rights in any dividend paid by the Company and are deemed to be participating securities. Net loss attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss.

        Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options, warrants, preferred stock and the potential issuance of stock upon the conversion of the Company's convertible notes. Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive.

        In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

New Accounting Pronouncements

        In May 2014, Financial Accounting Standards Board ("FASB") issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard will be effective for the Company beginning on January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements and disclosures.

        In August 2014, FASB issued Accounting Standards Update ("ASU") 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this ASU are intended to define management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. Specifically, this ASU provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The new standard will be effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements and disclosures.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

        In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. The Company is evaluating the impact of the adoption of this update on its consolidated financial statements and disclosures.

3. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist of the following:

	December 31,
	2014	2015
Insurance	$54	$43
Legal and professional fees	3	25
Other	14	21

Prepaid expenses and other current assets	$71	$89

4. Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
	2014	2015
Clinical trials	$421	$403
Professional fees	82	67
Other	11	9

Accrued expenses	$514	$479

5. Notes Payable—Related Party

        During 2014, the Company received aggregate proceeds of $3,070 from three promissory notes executed with a stockholder. The Company received additional aggregate proceeds of $1,300 from a promissory note with a stockholder in March 2015. On April 17, 2015, notes and accrued interest totaling $4,532 were converted to Series B Stock at the same price per share as was paid by purchasers of Series B Stock on that date (see Note 7). Subsequent to the conversion date, the Company received additional aggregate proceeds of $3,700 from a promissory note executed with a stockholder. A repayment of $600 was made during 2015 and $3,100 remained outstanding as of December 31, 2015.

        The note accrues interest at a rate of 8% per year until the principal of the note is repaid. Interest expense from the related-party notes for the years ended December 31, 2014 and 2015 was $73 and $129, respectively. Accrued interest as of December 31, 2014 and 2015 was $73 and $41, respectively, which is included in notes payable and accrued interest—related party on the accompanying consolidated balance sheets. All interest and principal are due on December 31, 2016. From and

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

5. Notes Payable—Related Party (Continued)

after December 31, 2016, the note will not become due and payable unless and until the earlier to occur of (i) the consummation of an event of sale, as defined, or (ii) the receipt by the Company of written notice from the holders of a majority of the principal outstanding stating that such holders are electing to have the note become due and payable. In the event that, at any time prior to or after December 31, 2016, an event of sale is consummated, then, at the closing of such event of sale, the note and accrued interest would automatically become due and payable. The note is also automatically convertible in the event of a future equity financing, as defined, or into Series C Stock upon the election of a majority of the note holders. The Company cannot prepay the principal balance without the consent of the note holders.

6. Fair Value Measurements

        As of December 31, 2015, the Company's cash equivalents of $215, which were invested in money market funds, were valued based on Level 1 inputs. The Company did not have any money market investments as of December 31, 2014.

7. Preferred Stock

        On January 3, 2011, the Company entered into an agreement to issue up to 9,000,000 shares of Series A Convertible Preferred Stock ("Series A Stock") in consideration for the grant of a license to certain intellectual property (see Note 12). The issuance of shares was subject to the satisfaction of certain conditions set forth in the Series A Convertible Preferred Stock Purchase Agreement. From 2011 through 2015, the Company issued the 9,000,000 shares of Series A Stock in four tranches, upon the consummation of the corresponding Series B Convertible Redeemable Preferred Stock ("Series B Stock") tranche closings.

        During the period from January 3, 2011 through December 31, 2013, the Company sold 15,000,000 shares of Series B Stock for gross proceeds of $15,000. In accordance with the terms of the Series A Convertible Preferred Stock Purchase Agreement, the Company issued 6,279,300 shares of Series A Stock to the licensor in connection with these closings valued at approximately $6,279 on the dates of grant, which was recognized as research and development expense.

        On April 17, 2015, the Company completed an additional tranche closing of the sale of its Series B Stock and issued the remaining 6,500,000 authorized shares of Series B Stock. Of the shares issued, 4,532,098 were issued in consideration for the conversion of notes payable and accrued interest totaling approximately $4,532 (see Note 5), and the remaining 1,967,902 shares were sold for gross proceeds of approximately $1,968. In accordance with the terms of the Series A Convertible Preferred Stock Purchase Agreement, the Company issued 2,720,700 shares of Series A Stock to the licensor contemporaneously with the Series B Stock tranche closing. These shares were valued at approximately $2,721 on the date of grant and included in research and development expense.

        On April 24, August 25, and December 19, 2014, GITR completed three tranche closings resulting in the issuance of 2,687,765 shares of Series C Stock for net proceeds of $1,807. On February 5 and April 24, 2015, GITR completed two tranche closings resulting in the issuance of 2,835,040 shares of Series C Stock for net proceeds of approximately $1,922.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

7. Preferred Stock (Continued)

        The powers, terms, conditions, preferences, rights and privileges of the Series A Stock, Series B Stock and Series C Stock are as follows:

Voting

        The holders of Series A Stock, Series B Stock and the Series C Stock are entitled to vote, together with the holders of common stock as one class, on all matters as to which common stockholders are entitled to vote. In any such vote, each share of such preferred stock shall entitle the holder thereof to the number of votes per share that equals the number of shares of common stock into which each such share of such preferred stock is then convertible. In addition, the holders of a majority in voting power of the Series C Stock and Series B Stock, voting together as a separate class, have the exclusive right to elect three members of the Board of Directors of the Company.

Preferences

        The Company's Series C Stock and Series B Stock ranks, as to dividends and upon liquidation, equally with each other and senior and prior to the Company's Series A Stock and common stock and to all other classes or series of stock issued by the Company, and the Series A Stock ranks, as to dividends and upon liquidation, junior to the Series C Stock, Series B Stock and senior and prior to the Company's common stock, in each instance, except as otherwise approved by the affirmative vote or consent of the holders of a majority of the voting power of the shares of Series C Stock and Series B Stock then outstanding, voting together as a separate class.

Dividends

        Whenever any dividend is declared or paid on the Series B Stock or Series C Stock, the Board of Directors shall also declare and pay a dividend on the same terms, at the same rate and in like kind upon each share of the Series A Stock then outstanding, so that all outstanding shares of Series A Stock, Series B Stock and Series C Stock will participate equally with each other ratably per share.

        The holders of shares of Series B Stock are entitled to receive, if, when and as declared or paid by the Board of Directors on any shares of Series B Stock, dividends at the rate of 8% of the applicable Original Purchase Price per share per year, which will accrue on a quarterly basis commencing on the original issuance date applicable to each share of Series B Stock equal in right to the payment of dividends and other distributions on the Series C Stock and prior in right to the payment of dividends and other such distributions on any other class of securities of the Company. Dividends are payable, as accrued, whether or not declared, (i) on any liquidation, (ii) upon any event of sale, (iii) upon any redemption date, or (iv) upon the conversion of the Series B Stock into common stock, on such shares so converted. Whenever any dividend is declared or paid on: (i) any shares of the common stock, the Board of Directors shall also declare and pay a dividend on the same terms, at the same rate and in like kind upon each share of the Series B Stock then outstanding so that all outstanding shares of Series B Stock will participate in such dividend ratably with such shares of common stock; or (ii) any shares of Series A Stock or Series C Stock, the Board of Directors shall also declare and pay a dividend on the Series B Stock on the same terms, at the same or equivalent rate, based on the number of shares of common stock into which the Series A Stock or Series C Stock, as applicable, is

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

7. Preferred Stock (Continued)

then convertible, if applicable, or, otherwise, the relative liquidation preference per share, as compared with the Series B Stock then outstanding.

        The holders of shares of Series C Stock shall be entitled to receive, if, when and as declared or paid by the Board of Directors on any shares of Series C Stock, dividends at the rate of 8% of the applicable Original Purchase Price per share per annum, which will accrue on a quarterly basis commencing on the original issuance date applicable to each share of Series C Stock equal in right to the payment of dividends and other distributions on the Series B Stock and prior in right to the payment of dividends and other such distributions on any other class of securities of the Company. Dividends are payable, as accrued, whether or not declared, (i) on any liquidation, (ii) upon any event of sale, (iii) upon any redemption date, or (iv) upon the conversion of the Series C Stock into common stock, on such shares so converted. Whenever any dividend is declared or paid on: (i) any shares of the common stock, the Board of Directors shall also declare and pay a dividend on the same terms, at the same rate and in like kind upon each share of the Series C Stock then outstanding so that all outstanding shares of Series C Stock will participate in such dividend ratably with such shares of common stock; or (ii) any shares of Series A Stock or Series B Stock, the Board of Directors shall also declare and pay a dividend on the Series C Stock on the same terms, at the same or equivalent rate, based on the number of shares of common stock into which the Series A Stock or Series B Stock, as applicable, is then convertible, if applicable, or, otherwise, the relative liquidation preference per share, as compared with the Series C Stock then outstanding.

        Cumulative unpaid dividends on the Series A, Series B and Series C Stock totaled approximately $2,080, $5,012 and $130, respectively, as of December 31, 2015 and have been accreted in the carrying amounts of the Series A, Series B and Series C Stock, respectively, in the accompanying consolidated balance sheet as of that date.

Liquidation Rights

        In the event of any liquidation, dissolution or winding-up of the affairs of the Company (collectively, a "Liquidation"), (i) the holders of shares of Series C Stock and Series B Stock shall be entitled to receive out of the assets of the Company, before any payment shall be made to the holders of Series A Stock then outstanding, the holders of common stock or any other class or series of stock ranking on Liquidation junior to such Series C Stock and Series B Stock, an amount per share equal to the Original Purchase Price applicable thereto, plus an amount equal to any accrued but unpaid dividends thereon; and (ii) after the distribution to the holders of Series C and Series B Stock of the full amount which they are entitled to receive, the holders of Series A Stock shall be entitled to receive out of the assets of the Company, before any payment shall be made to the holders of common stock or any other class or series of stock ranking on Liquidation junior to such Series A Stock, an amount per share equal to the applicable Original Purchase Price plus an amount equal to any declared but unpaid dividends thereon.

        In the event of any Liquidation, after payments shall have been made first to the holders of Series C and Series B Stock and the holders of Series A Stock of the full amount to which they shall be entitled, the holders of common stock as a class, shall be entitled to share ratably with the holders of Series A, B and C Stock in all remaining assets of the Company legally available for distribution to its stockholders. For purposes of calculating the amount of any payment to be paid upon any such

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

7. Preferred Stock (Continued)

Liquidation, each share of Series A Stock, Series B Stock and Series C Stock shall be deemed to be that number of shares of common stock into which it is then convertible.

Redemption

        At the request of the holder or holders of not less than 66 2/3% of the voting power of shares of Series C Stock and Series B Stock then outstanding, voting together as a separate class, made at any time after December 10, 2020, the Company shall redeem, at a redemption price per share equal to the Original Purchase Price of the Series C Stock or Series B Stock, as applicable, plus an amount equal to any accrued but unpaid dividends thereon, up to 25% of the Series C Stock or Series B Stock, as applicable, owned of record by the requesting holders at the time that such request is made, and in each subsequent year thereafter, upon the anniversary of the redemption date, up to 25% of the shares of Series C Stock or Series B Stock, as applicable, that were owned of record by the requesting holders on the redemption date plus up to that number of shares of Series C Stock or Series B Stock, as applicable, that the requesting holders could have required the Company to have redeemed in the year or years following the redemption date, but elected not to have redeemed.

        In the event of and simultaneously with the closing of an event of sale, as defined, the Company shall redeem all of the shares of Series A Stock, Series B Stock and Series C Stock then outstanding for a cash amount per share defined as the Special Liquidation Price. In the event the event of sale involves consideration that does not consist of cash, then the Special Liquidation Price may be paid with such consideration having a value equal to the Special Liquidation Price. To the extent there is any cash consideration in connection with an event of sale, the cash consideration will first be applied to satisfy the Special Liquidation Price prior to the payment thereof to any stockholders of the Company. The Special Liquidation Price would be equal to that amount per share which would be received by each Series A, Series B and Series C stockholder if, in connection with an event of sale, all the consideration paid in exchange for the assets or the shares of capital stock of the Company were actually paid to and received by the Company and the Company was immediately thereafter liquidated and its assets distributed.

Conversion

        Any holder of Series A Stock, Series B Stock or Series C Stock has the right to convert any or all of its shares into fully paid and nonassessable shares of common stock. For each share of preferred stock so converted, the rate of conversion would equal the quotient of the applicable Original Purchase Price for such preferred stock divided by the Conversion Price for such preferred stock, subject to adjustment. The Original Purchase Price and Conversion Price of the Series A Stock, Series B Stock and Series C Stock was $1.00, $1.00 and $2.39 per share, respectively, during all periods presented.

        If the Company issues or sells any shares of common stock, preferred stock or options for a consideration per share less than the applicable Conversion Price in effect immediately prior to the issuance (a "Dilutive Issuance"), the Conversion Price for the preferred stock in effect immediately prior to each such Dilutive Issuance shall automatically be lowered to a price determined by a formula defined in the Company's articles of incorporation. If the number of shares of common stock outstanding is increased or decreased by a stock dividend payable in shares of common stock, by a combination of the outstanding shares of common stock or by a subdivision or split-up of shares of

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

7. Preferred Stock (Continued)

common stock, then the Conversion Price applicable to each series of preferred stock shall be appropriately increased or decreased so that the number of shares of common stock issuable on conversion of each share of preferred stock shall be increased in proportion to such increase or decrease in outstanding shares of common stock.

Approval Rights

        The Company may not, without the affirmative approval of the holders of shares representing at least a majority of voting power of the Series B Stock and Series C Stock then outstanding, complete certain transactions, including among others, selling the Company, acquiring another entity, declaring or paying dividends, or incurring any indebtedness in excess of $500.

8. Common Stock

        In connection with the merger with GITR, in December 2015 the Company amended its certificate of incorporation to authorize the Company to issue 58,500,000 shares of $0.001 par value common stock. There were no shares of common stock issued or outstanding as of December 31, 2014 and 2015.

        Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the preferred stockholders. Through December 31, 2014 and 2015, no dividends have been declared.

        As of December 31, 2015, the Company had reserved 43,503,504 shares of common stock for the conversion of outstanding preferred stock, the exercise of outstanding stock options and the number of shares remaining for grant under the Company's 2012 Equity Incentive Plan (see Note 9).

9. Stock-Based Compensation

        In September 2012, the Company adopted the 2012 Equity Incentive Plan, as amended (the "Plan"), which provides designated employees of the Company and its affiliates, certain consultants and advisors who perform services for the Company and its affiliates, and nonemployee members of the Board of Directors of the Company and its affiliates with the opportunity to receive grants of incentive stock options, nonqualified stock options and stock awards. The aggregate number of shares of common stock of the Company that may be issued under the Plan was 1,221,520. Pursuant to the Plan of Merger, each option to purchase shares of GITR common stock was converted into the right to receive an option to purchase shares of the Company's common stock at a conversion ratio of 0.977556:1. Consequently, the Company issued options to purchase 276,176 shares of common stock to GITR option holders.

        The Company could also make awards of restricted stock under the Plan. Restricted stock may be issued under the Plan for such consideration, in cash, other property or services, or any combination thereof, as is determined by the Board of Directors. During the restriction period applicable to the shares of restricted stock, such shares shall be subject to limitations on transferability, subject to forfeiture or repurchase by the Company and/or subject to other terms and conditions. Upon lapse of such restrictions, the stock certificates representing shares of common stock shall be delivered to the grantee.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

9. Stock-Based Compensation (Continued)

        A summary of activity under the Plan, including the conversion of GITR options into options of the Company as if the merger had occurred as of January 1, 2014, is as follows:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2014, including options to GITR option holders	537,745	$0.21
Granted	639,931	0.27

Outstanding at December 31, 2014	1,177,676	$0.25

Outstanding at December 31, 2015	1,177,676	$0.25	7.90	$319

Options exercisable at December 31, 2015	628,976	$0.24	6.90	$179

        During the years ended December 31, 2014 and 2015, the Company recognized $30 and $50, respectively, of stock-based compensation expense.

        The grant date fair value of the options granted during 2014 was $0.18 per share, which was estimated at the date of grant using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,
	2014	2015
Expected volatility	69.00%	n/a
Weighted average risk-free interest rate	2.22%	n/a
Expected dividend yield	0%	n/a
Expected term (in years)	7	n/a

        The expected life was estimated using the "simplified" method as defined by the Securities and Exchange Commission's Staff Accounting Bulletin 107, Share-Based Payment. The expected volatility was based on the historical volatility of comparable public companies from a representative peer group selected based on industry and market capitalization data. The risk-free interest rate was based on the continuous rates provided by the U.S. Treasury with a term approximating the expected life of the option. The expected dividend yield was 0% because the Company does not expect to pay any dividends for the foreseeable future. The Company elected the straight-line attribution method in recognizing the grant date fair value of options issued over the requisite service periods of the awards, which are generally the vesting periods.

        Stock options generally vest 25% on the one-year anniversary of the date of grant and quarterly thereafter during the subsequent three years. The options expire ten years from the grant date. As of December 31, 2015, there was approximately $100 of unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a remaining weighted-average period of approximately 1.9 years.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

9. Stock-Based Compensation (Continued)

        Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,
	2014	2015
Research and development	$26	$44
General and administrative	4	6

Total	$30	$50

10. Income Taxes

        The Company has federal and state net operating loss carryforwards of approximately $34,461 and $21,156, respectively, as of December 31, 2015. The federal and state net operating loss carryforwards begin expiring in 2031. The Company may be able to utilize its net operating loss carryforwards to reduce future federal and state income tax liabilities. However, these net operating losses are subject to various limitations under Internal Revenue Code ("IRC") Section 382, which limits the use of net operating loss carryforwards to the extent there has been an ownership change of more than 50 percentage points. In addition, the net operating loss carryforwards are subject to examination by the taxing authorities and could be adjusted or disallowed due to such exams. Although the Company has not undergone an IRC Section 382 analysis, it is possible that the utilization of the Company's net operating loss carryforwards may be limited. In addition, the Company has federal and state research and development tax credits of approximately $1,091 and $168, respectively, that begin expiring in 2031 for federal tax purposes and 2026 for state tax purposes.

        The significant components of the Company's deferred tax assets as of December 31, 2014 and 2015 were as follows:

	December 31,
	2014	2015
Federal net operating loss carryforwards	$8,697	$11,717
State net operating loss carryforwards	636	915
Stock options	14	30
Federal research tax credits	795	1,091
State research tax credits	118	168
License fees	967	1,835
Accrued expenses	—	16

Total deferred tax assets	11,227	15,772
Valuation allowance	(11,227)	(15,772)

Net deferred tax assets	$—	$—

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

10. Income Taxes (Continued)

        The income tax benefit for the years ended December 31, 2014 and 2015 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to the Company's loss before tax benefit, as follows:

	Year Ended December 31,
	2014	2015
Federal statutory income tax rate	(34.00)%	(34.00)%
Effect of:
Change in valuation allowance	28.68	34.58
Permanent differences	0.16	0.04
Other	5.16	(0.62)

Effective income tax rate	0.00%	0.00%

        As of December 31, 2014 and 2015, the Company had provided a 100% valuation allowance on its net deferred tax assets because realization of any future tax benefit cannot be reasonably assured. The valuation allowance increased by approximately $2,210 and $4,545 during the years ended December 31, 2014 and 2015, respectively.

11. Net Loss Per Share

        There were no common shares outstanding during the years ended December 31, 2014 or 2015, and accordingly, the Company has not presented basic and diluted net loss per share for these periods.

        The Company's potentially dilutive securities include stock options and convertible preferred stock. These securities would have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. The following table includes the potential common shares, presented based on amounts outstanding at each period end, that would have been excluded from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,
	2014	2015
Options to purchase common stock	1,177,676	1,177,676
Convertible preferred stock and accrued dividends (as converted to common stock)	30,226,244	42,281,984

	31,403,920	43,459,660

        In addition to the potentially dilutive securities noted above, as of December 31, 2014 and 2015, the Company had outstanding notes payable—related party for which principal and unpaid accrued interest due under the notes will automatically be converted into the class of the Company's stock issued in the Company's next qualified financing, as defined, based on a conversion price equal to the price per share paid by the investors in the financing (see Note 5). Because the necessary conditions for conversion of the notes had not been met during the periods presented, these notes have been excluded from the table above.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

12. Commitments and Contingencies

        License and Service Agreements—On January 3, 2011, the Company entered into a license agreement with Eli Lilly and Company ("Lilly") to grant a license to the Company for certain intellectual property rights relating to pharmaceutically active compounds that may be useful in the treatment of bone healing, cancer and, potentially, other medical conditions. The Company agreed to issue up to 9,000,000 shares of Series A Stock to Lilly as described in Note 7 in consideration for the grant of the license. As defined in the license agreement, the Company would be required to pay royalties to Lilly based upon a percentage in the low single digits of net sales of developed products, if and when achieved. However, there can be no assurance that clinical or commercialization success of developed products will occur, and no royalties have been paid or accrued through December 31, 2015.

        On January 3, 2011, the Company entered into an agreement with Lilly to provide certain drug development project management services to the Company. During the term of the agreement, the Company and the service provider entered into project-specific addendums for services or deliverables to be provided. Compensation paid to the service provider included outsourced development costs and pass-through expenses incurred and hourly charges for Lilly personnel. During the year ended December 31, 2014, the Company recognized $227 of research and development expense from services provided under this agreement. This agreement was terminated on May 7, 2014.

        Legal Proceedings—The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

        Indemnification Agreements—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2014 or 2015.

13. Defined Contribution Plan

        The Company has a 401(k) defined contribution plan (the "401(k) Plan") for substantially all of its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. The Company makes matching employee contributions in cash to the 401(k) Plan at a rate of 100% of the first 3% of earnings contributed and 50% of the next 2% of earnings contributed. Employees participating in the 401(k) Plan are fully vested in the Company matching contributions, and

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

13. Defined Contribution Plan (Continued)

investments are directed by participants. The Company made matching contributions of $33 and $46 for the years ended December 31, 2014 and 2015.

14. Related Party Transactions

        During 2014 and 2015, the Company reimbursed an entity related to one of its stockholders for shared office space and office related expenses. The total amount charged to the Company was approximately $134 in 2014 and $98 in 2015, which are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

        During 2014 and 2015, the Company executed promissory notes with a stockholder (See Note 5).

        The Company has a license agreement and prior to May 7, 2014 had a services agreement with a stockholder (See Note 12).

15. Subsequent Events

Issuance of Notes Payable—Related Party

        During the six months ended June 30, 2016, the Company received aggregate proceeds of $12,900 from an amendment and restatement of the promissory note described in Note 5, which was executed with stockholders to provide working capital for the Company's operations. The terms of the amended and restated note were consistent with the terms described in Note 5.

        On August 3, 2016 and September 1, 2016, Leap received aggregate proceeds from an amendment and restatement of the promissory note of $3,000 and $3,000, respectively. The terms of the amended and restated notes were consistent with the terms described in Note 5, with the exception that the principal balance and accrued interest are payable on March 31, 2017

Definitive Merger Agreement with Macrocure Ltd.

        The Company entered into a definitive merger agreement (the "Merger Agreement"), dated as of August 29, 2016, with Macrocure Ltd. ("Macrocure"), a publicly held, clinical-stage biotechnology company based in Petach Tikva, Israel, and M-Co Merger Sub Ltd. ("Merger Sub"), a wholly owned subsidiary of the Company which provides for the merger of Macrocure with and into Merger Sub, with Macrocure continuing after the merger as a wholly owned subsidiary of the Company. In connection with the merger, the Company will apply to have its common shares listed for trading on NASDAQ upon closing of the transaction. Pursuant to the Merger Agreement, the existing equity holders of the Company have agreed to invest an additional $10,000 at the closing of the transaction.

        Subject to the terms and conditions of the Merger Agreement, Macrocure's equity holders will exchange their shares in Macrocure for newly issued and fully registered common shares of the Company. On a pro forma basis, after giving effect to the merger and the $10,000 investment, Macrocure equity holders are expected collectively to own approximately 31.8%, and Leap equity holders are expected collectively to own approximately 68.2% of the combined company, subject to certain possible adjustments based on Macrocure's net cash level at closing.

LEAP THERAPUEATICS, INC. AND SUBSIDIARES

Notes To Consolidated Financial Statements (Continued)

(Amounts in thousands, except share and per share amounts)

15. Subsequent Events (Continued)

        The Company's and Macrocure's obligations to consummate the merger are subject to the satisfaction or waiver of customary closing conditions, including, among others, obtaining the requisite approvals of the equity holders of Macrocure and the Company, including the approval of the issuance of the registered shares of common stock of the Company to be issued in connection with the merger and the effectiveness of a registration statement on Form S-4 relating to the shares of the Company's common stock to be issued to Macrocure equity holders pursuant to the Merger Agreement.

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)

September 30, 2016
Assets
Current assets:
Cash and cash equivalents	$965
Prepaid expenses and other current assets	185

Total current assets	1,150
Property and equipment, net	119
Other assets	1,464

Total assets	$2,733

Liabilities, Convertible Preferred Stock and Stockholders' Deficiency
Current liabilities:
Accounts payable	$2,514
Accrued expenses	1,900
Notes payable and accrued interest—related party	22,763

Total current liabilities	27,177

Commitments and contingencies
Convertible preferred stock, 42,500,000 shares authorized as of September 30, 2016
Series A redeemable convertible preferred stock, $0.001 par value; 9,000,000 shares designated as of September 30, 2016; 9,000,000 shares issued and outstanding as of September 30, 2016; liquidation preference of $11,619 as of September 30, 2016	11,619
Series B convertible preferred stock, $0.001 par value; 21,500,000 shares designated as of September 30, 2016; 21,500,000 shares issued and outstanding as of September 30, 2016; liquidation preference of $27,770 as of September 30, 2016	27,770
Series C convertible preferred stock, $0.001 par value; 12,000,000 shares designated as of September 30, 2016; 11,781,984 shares issued and outstanding as of September 30, 2016; liquidation preference of $29,975 as of September 30, 2016	29,975
Stockholders' deficiency:
Common stock, $0.001 par value; 58,500,000 shares authorized as of September 30, 2016; no shares issued or outstanding at September 30, 2016	—
Additional paid-in capital	127
Accumulated other comprehensive loss	(163)
Accumulated deficit	(93,772)

Total stockholders' deficiency	(93,808)

Total liabilities, convertible preferred stock and stockholders' deficiency	$2,733

See notes to condensed consolidated financial statements

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
LOSS (UNAUDITED)

(In thousands)

	Nine Months Ended September 30,
	2015	2016
Operating expenses:
Research and development (including related party expenses of $0 and $63, respectively)	$7,616	$15,870
General and administrative (including related party expenses of $69 and $150, respectively)	879	3,311

Total operating expenses	8,495	19,181

Loss from operations	(8,495)	(19,181)
Interest income	—	2
Interest expense—related party	(91)	(722)

Net loss	(8,586)	(19,901)
Other comprehensive loss:
Foreign currency translation adjustments	—	(162)

Comprehensive loss	$(8,586)	$(20,063)

See notes to condensed consolidated financial statements

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE AND
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (UNAUDITED)

(In thousands, except share amounts)

	Series A Redeemable Convertible Preferred Stock
			Series B Convertible Preferred Stock		Series C Convertible Preferred Stock
							Common Stock			Accumulated Other Comprehensive Loss
									Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficiency
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at January 1, 2016	9,000,000	$11,080	21,500,000	$26,512	11,781,984	$28,289	—	$—	$100	$(1)	$(70,388)	$(70,289)
Accretion to redemption value	—	539	—	1,258	—	1,686	—	—	—	—	(3,483)	(3,483)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(162)	—	(162)
Stock-based compensation	—	—	—	—	—	—	—	—	27	—	—	27
Net loss	—	—	—	—	—	—	—	—	—	—	(19,901)	(19,901)

Balances at September 30, 2016	9,000,000	$11,619	21,500,000	$27,770	11,781,984	$29,975	—	$—	$127	$(163)	$(93,772)	$(93,808)

See notes to condensed consolidated financial statements

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Nine Months Ended September 30,
	2015	2016
Cash flows from operating activities:
Net loss	$(8,586)	$(19,901)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of Series A convertible preferred stock for research and development	2,721	—
Depreciation expense	—	17
Stock-based compensation expense	37	27
Non-cash interest expense—related party	91	722
Changes in operating assets and liabilities:
Prepaid expenses and other assets	33	(268)
Accounts payable and accrued expenses	149	1,363

Net cash used in operating activities	(5,555)	(18,040)

Cash flows from investing activities:
Purchases of property and equipment	—	(136)

Net cash used in investing activities	—	(136)

Cash flows from financing activities:
Proceeds from issuance of Series B convertible preferred stock	1,947	—
Proceeds from issuance of Series C convertible preferred stock	1,922	—
Proceeds from notes payable—related party	2,100	18,900

Net cash provided by financing activities	5,969	18,900

Effect of exchange rate changes on cash and cash equivalents	—	(164)

Net increase in cash and cash equivalents	414	560
Cash and cash equivalents at beginning of period	238	405

Cash and cash equivalents at end of period	$652	$965

Supplemental disclosure of non-cash financing activities:
Accretion of preferred stock to redemption value	$2,138	$3,483
Conversion of notes payable—related party and accrued interest into Series B convertible redeemable preferred stock	$4,532	$—
Deferred offering costs included in accounts payable and accrued expenses	$—	$522

See notes to condensed consolidated financial statements

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share amounts)

1. Nature of Business, Basis of Presentation and Liquidity

Nature of Business

        Leap Therapeutics, Inc. was incorporated in the state of Delaware as Dekkun Corporation on January 3, 2011 and changed its name to HealthCare Pharmaceuticals, Inc. effective May 29, 2014, and then to Leap Therapeutics, Inc. effective November 16, 2015 (the "Company"). During 2015, HealthCare Pharmaceuticals Pty Ltd. ("HCP Australia") was formed and is a wholly owned subsidiary of the Company. The Company is engaged in developing novel, targeted drugs for the treatment of cancer.

GITR Merger and Basis of Presentation

        On December 10, 2015, the Company entered into a merger agreement with GITR Inc. ("GITR"), an entity under common control, whereby a wholly owned subsidiary of the Company merged with GITR and the surviving name of the wholly owned subsidiary was GITR Inc. Pursuant to the Plan of Merger and Reorganization (the "Plan of Merger"), the Company amended its certificate of incorporation and authorized the issuance of 12,000,000 shares of Series C Convertible Redeemable Preferred Stock ("Series C Stock"). Each outstanding share of GITR Series A Convertible Preferred Stock then outstanding and accrued dividends were converted into the right to receive 1.472748 shares of Series C Stock. Consequently, the Company issued 11,781,984 shares of Series C Stock to GITR shareholders. In addition, each option to purchase shares of GITR common stock was converted into the right to receive an option to purchase shares of the Company's common stock at a conversion ratio of 0.977556:1. Consequently, the Company issued options to purchase 276,176 shares of common stock to GITR option holders.

        Due to the relationship of the funds that invested in the Company and GITR prior to the date of the merger and the individuals that controlled such funds, the merger was accounted for as a combination of entities under common control. As a result, the assets and liabilities of GITR that were transferred to the Company were measured at their carrying amounts, and there was no adjustment to the total equity of the Company. The accompanying financial statements reflect the retrospective application of the merger transaction as if the merger had occurred on January 1, 2015. The historical results of the Company and GITR since January 1, 2015 have been combined at their historical carrying amounts, and all share and option disclosures have been retroactively adjusted to reflect the exchange of shares and options in the merger transaction.

Definitive Merger Agreement with Macrocure Ltd.

        The Company entered into a definitive merger agreement (the "Merger Agreement"), dated as of August 29, 2016, with Macrocure Ltd. ("Macrocure"), a publicly held, clinical-stage biotechnology company based in Petach Tikva, Israel, and M-Co Merger Sub Ltd. ("Merger Sub"), a wholly owned subsidiary of the Company which provides for the merger of Macrocure with and into Merger Sub, with Macrocure continuing after the merger as a wholly owned subsidiary of the Company. In connection with the merger, the Company will apply to have its common shares listed for trading on NASDAQ upon closing of the transaction. Pursuant to the Merger Agreement, the existing equity holders of the Company have agreed to invest an additional $10,000 at the closing of the transaction.

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

1. Nature of Business, Basis of Presentation and Liquidity (Continued)

        Subject to the terms and conditions of the Merger Agreement, Macrocure's equity holders will exchange their shares in Macrocure for newly issued and fully registered common shares of the Company. On a pro forma basis, after giving effect to the merger and the $10,000 investment, Macrocure equity holders are expected collectively to own approximately 31.8%, and Leap equity holders are expected collectively to own approximately 68.2% of the combined company, subject to certain possible adjustments based on Macrocure's net cash level at closing.

        The Company's and Macrocure's obligations to consummate the merger are subject to the satisfaction or waiver of customary closing conditions, including, among others, obtaining the requisite approvals of the equity holders of Macrocure and the Company, including the approval of the issuance of the registered shares of common stock of the Company to be issued in connection with the merger and the effectiveness of a registration statement on Form S-4 relating to the shares of the Company's common stock to be issued to Macrocure equity holders pursuant to the Merger Agreement.

Liquidity

        Since inception, the Company has been engaged in organizational activities, including raising capital, and research and development activities. The Company does not yet have a product that has been approved by the FDA, has not generated any revenues and has not yet achieved profitable operations, nor has it ever generated positive cash flows from operations. There is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. Further, the Company's future operations are dependent on the success of the Company's efforts to raise additional capital, its research and commercialization efforts, regulatory approval, and, ultimately, the market acceptance of the Company's products.

        The accompanying consolidated financial statements have been prepared on a going-concern basis which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company incurred net losses of $8,586 and $19,901 for the nine months ended September 30, 2015 and 2016, respectively, and has an accumulated deficit of $93,772 and a working capital deficiency of $26,027 as of September 30, 2016. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to obtain additional financing through the issuance of promissory notes or the sale of preferred stock to fund further product development. There can be no assurance that these efforts will be successful. The financial statements do not include any adjustments relating to the recoverability and classifications of reported asset amounts or the amounts of liabilities that might result from the outcome of that uncertainty.

Unaudited Interim Financial Information

        The accompanying unaudited interim financial statements as of September 30, 2016 and for the nine months ended September 30, 2015 and 2016 have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

1. Nature of Business, Basis of Presentation and Liquidity (Continued)

These interim financial statements should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2015 included elsewhere in this registration statement.

        The unaudited interim financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments which are necessary for a fair statement of the Company's financial position as of September 30, 2016 and results of operations and cash flows for the nine months ended September 30, 2015 and 2016. Such adjustments are of a normal and recurring nature. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2016.

2. Summary of Significant Accounting Policies

Use of Estimates

        The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

        Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

        The Company's cash equivalents are carried at fair value determined according to the fair value hierarchy described above. The carrying value of accounts payable and accrued expenses approximate their fair value due to the short-term nature of these liabilities. Management believes that the

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

Company's debt (see Note 5) bears interest at the prevailing market rate for instruments with similar characteristics and, accordingly, the carrying value approximates its fair value.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. Computer equipment is depreciated over three years. Laboratory equipment, office equipment and furniture and fixtures are depreciated over five years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

        Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Other Assets

        Other assets of $1,464 as of September 30, 2016, consists of $942 of deposits made by the Company with certain service providers that are to be applied to the last payments due under the service agreements or returned to the Company if not utilized and $522 of deferred offering costs incurred in contemplation of the merger and in substance recapitalization of the Company.

Deferred Offering Costs

        The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders' equity (deficiency) as a reduction of additional paid-in capital generated as a result of the offering. As of September 30, 2016, the Company had recorded $522 of deferred offering costs in contemplation of the merger and in substance recapitalization of the Company. Should the transaction no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss.

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

        In May 2014, Financial Accounting Standards Board ("FASB") issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard will be effective for the Company beginning on January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements and disclosures.

        In August 2014, FASB issued Accounting Standards Update ("ASU") 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this ASU are intended to define management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. Specifically, this ASU provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The new standard will be effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements and disclosures.

        In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. The Company is evaluating the impact of the adoption of this update on its consolidated financial statements and disclosures.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new standard will be effective for the Company on January 1, 2017. The Company is evaluating the impact of the adoption of this update on its consolidated financial statements and disclosures.

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

3. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist of the following:

September 30, 2016
Goods and services tax receivable	$136
Insurance	13
Legal and professional fees	20
Other	16

Prepaid expenses and other current assets	$185

4. Accrued Expenses

        Accrued expenses consist of the following:

September 30, 2016
Clinical trials	$363
Professional fees	960
Payroll and related expenses	577

Accrued expenses	$1,900

5. Notes Payable—Related Party

        As of December 31, 2015, the Company owed $3,100 in connection with outstanding promissory notes with a stockholder and $41 of accrued interest thereon. During the nine months ended September 30, 2016, the Company received aggregate proceeds of $18,900 from promissory notes executed with a stockholder. As of September 30, 2016, the Company owed $22,000 aggregate principal in connection with these promissory notes.

        The notes accrue interest at a rate of 8% per year until the principal of the note is repaid. Interest expense from the related-party notes for the nine months ended September 30, 2015 and 2016 was $91 and $722, respectively. Accrued interest as of September 30, 2016 was $263, which is included in notes payable and accrued interest—related party on the accompanying consolidated balance sheet pursuant to an amendment to the promissory notes in August 2016, all interest and principal are due on March 31, 2017. From and after March 31, 2017, the note will not become due and payable unless and until the earlier to occur of (i) the consummation of an event of sale, as defined, or (ii) the receipt by the Company of written notice from the holders of a majority of the principal outstanding stating that such holders are electing to have the note become due and payable. In the event that, at any time prior to or after March 31, 2017, an event of sale is consummated, then, at the closing of such event of sale, the note and accrued interest would automatically become due and payable. The note is also automatically convertible in the event of a future equity financing, as defined, or into Series C Stock upon the election of a majority of the note holders. The Company cannot prepay the principal balance without the consent of the note holders.

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

6. Fair Value Measurements

        As of September 30, 2016, the Company's cash equivalents of $15, which were invested in money market funds, were valued based on Level 1 inputs.

7. Stock-Based Compensation

        The Company grants stock-based awards under the 2012 Equity Incentive Plan (the "Plan). As of September 30, 2016, options to purchase 864,638 shares of common stock were outstanding under the Plan, and 356,882 shares of common stock were available for issuance under the Plan. Stock-based compensation expense was classified in the statements of operations and comprehensive loss as follows:

	Nine Months Ended September 30,
	2015	2016
Research and development	33	$21
General and administrative	4	6

Total	$37	$27

8. Net Loss Per Share

        There were no common shares outstanding during the nine months ended September 30, 2015 or 2016, and accordingly, the Company has not presented basic and diluted net loss per share for these periods.

        The Company's potentially dilutive securities include stock options and convertible preferred stock. These securities would have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. The following table includes the potential common shares, presented based on amounts outstanding at each period end, that would have been excluded from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	September 30,
	2015	2016
Convertible preferred stock and accrued dividends (as converted to common stock)	42,281,984	42,281,984
Options to purchase common stock	1,177,676	864,638

	43,459,660	43,146,622

        In addition to the potentially dilutive securities noted above, as of September 30, 2015 and 2016, the Company had outstanding notes payable—related party for which principal and unpaid accrued interest due under the notes will automatically be converted into the class of the Company's stock issued in the Company's next qualified financing, as defined, based on a conversion price equal to the price per share paid by the investors in the financing (see Note 5). Because the necessary conditions for conversion of the notes had not been met during the periods presented, these notes have been excluded from the table above.

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

9. Commitments and Contingencies

        Manufacturing Agreements—The Company is party to manufacturing agreements with vendors to manufacture TRX518 and DKN-01, our lead product candidates, for use in clinical trials. As of September 30, 2016, noncancelable commitments under these agreements totaled $3,773.

        License and Service Agreements—On January 3, 2011, the Company entered into a license agreement with Eli Lilly and Company ("Lilly") to grant a license to the Company for certain intellectual property rights relating to pharmaceutically active compounds that may be useful in the treatment of bone healing, cancer and, potentially, other medical conditions. The Company agreed to issue up to 9,000,000 shares of Series A Stock to Lilly in consideration for the grant of the license. As defined in the license agreement, the Company would be required to pay royalties to Lilly based upon a percentage in the low single digits of net sales of developed products, if and when achieved. However, there can be no assurance that clinical or commercialization success of developed products will occur, and no royalties have been paid or accrued through September 30, 2016.

        Legal Proceedings—The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

        Indemnification Agreements—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of September 30, 2016.

10. Related Party Transactions

        During the nine months ended September 30, 2015 and 2016, the Company reimbursed an entity related to one of its stockholders for shared office space and office related expenses. The total amount charged to the Company was approximately $69 and $213 in the nine months ended September 30, 2015 and 2016, respectively, of which $69 and $150 are included in general and administrative expenses and $0 and $63 are included in research and development expenses in the accompanying consolidated statements of operations and comprehensive loss.

        During the nine months ended September 30, 2015 and 2016, the Company executed promissory notes with a stockholder (See Note 5).

        The Company has a license agreement with a stockholder (See Note 9).

LEAP THERAPEUTICS, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Amounts in thousands, except share and per share amounts)

11. Subsequent Events

Issuance of Notes Payable—Related Party

        On October 13, 2016 and November 15, 2016, Leap received aggregate proceeds from an amendment and restatement of the promissory note of $2,000 and $2,000, respectively. The terms of the amended and restated notes were consistent with the terms described in Note 5.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Macrocure Ltd.

        We have audited the accompanying consolidated statements of financial position of Macrocure Ltd. and its subsidiary (hereafter—the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for each of the years in the three- year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 18, 2016

Consolidated Statements of Financial Position as at

U.S. dollars in thousands

	Note	December 31 2015	December 31 2014
Assets
Current assets
Cash and cash equivalents	4	20,966	10,868
Short-term investments	5	6,607	35,313
Other receivables	6	344	536

Total current assets		27,917	46,717

Non-current assets
Property and equipment, net	7	232	451
Intangible assets, net	8	—	276
Deposits	5	—	1,255
Total non-current assets		232	1,982
Total assets		28,149	48,699

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	9	1,279	2,488

Total current liabilities		1,279	2,488
Total liabilities
Shareholders' equity	11
Ordinary shares of NIS 0.01 par value		47	45
Share premium		102,261	95,941
Capital reserves		7,821	6,167
Warrants held by shareholders		6,042	12,256
Accumulated deficit		(89,301)	(68,198)

Total shareholders' equity		26,870	46,211
Total liabilities and shareholders' equity		28,149	48,699

*
Represents an amount lower than $1.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Loss and Other Comprehensive Loss

U.S. dollars in thousands

		Year ended December 31
	Note	2015	2014	2013
Research and development expenses, net	14	15,369	15,542	9,303
General and administrative expenses	15	5,720	5,374	4,567

Operating Loss		(21,089)	(20,916)	(13,870)
Financing income	16A	156	40	193
Financing expense	16B	(18)	(4,544)	(4,498)

Financing income (expense), net		138	(4,504)	(4,305)

Loss before income tax		(20,951)	(25,420)	(18,175)
Taxes on income	17	(152)	(31)	(149)

Loss for the year		(21,103)	(25,451)	(18,324)

Other Comprehensive Loss that will be transferred to profit or loss:
Net change in fair value of available for sale financial assets		26	(26)	—

Total comprehensive loss for the year		(21,077)	(25,477)	(18,324)

Loss per share—basic and diluted (in U.S. dollars)	12	(1.16)	(2.15)	(2.46)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

U.S. dollars in thousands

	Ordinary shares	Premium	Capital Reserve	Warrants held by shareholders	Accumulated deficit	Total
For the year ended December 31, 2015:
Balance as of January 1, 2015	45	95,941	6,167	12,256	(68,198)	46,211
Total comprehensive loss for the year:
Other comprehensive income for the year	—	—	26	—	—	26
Loss for the year	—	—	—	—	(21,103)	(21,103)

Total comprehensive loss for the year	—	—	26	—	(21,103)	(21,077)
Expiration of options	—	79	(79)	—	—	—
Exercise of options and warrants	2	6,241	(13)	(6,214)	—	16
Share-based compensation	—	—	1,720	—	—	1,720

Balance as of December 31, 2015	47	102,261	7,821	6,042	(89,301)	26,870

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

U.S. dollars in thousands

	Ordinary shares		Preferred shares		Premium	Capital Reserve	Warrants held by shareholders	Accumulated deficit	Total
For the year ended December 31, 2014:
Balance as of January 1, 2014	20		—	*	48,158	5,117	8,219	(42,747)	18,767
Total comprehensive loss for the year:
Other comprehensive loss for the year	—		—		—	(26)	—	—	(26)
Loss for the year	—		—		—	—	—	(25,451)	(25,451)

Total comprehensive loss for the year						(26)		(25,451)	(25,477)
Issuance of ordinary shares, net of issuance costs	25		—	*	46,664	—	—	—	46,689
Expiration of warrants and options	—		—		308	(308)	—	—	—
Exercise of options and warrants	—	*	—		811	(279)	(334)	—	198
Share-based compensation	—		—		—	1,663	—	—	1,663
Grant of warrants	—		—		—		4,371	—	4,371

Balance as of December 31, 2014	45		—		95,941	6,167	12,256	(68,198)	46,211

For the year ended December 31, 2013:
Balance as of January 1, 2013	20		—	*	34,394	2,483	622	(24,423)	13,096
Issuance of Preferred shares	—		—	*	13,750	—	—	—	13,750
Reclassification of warrants	—		—		—	—	7,597	—	7,597
Expiration of warrants and options	—		—		14	(14)	—	—	—
Share-based compensation	—		—		—	2,648	—	—	2,648
Loss for the year	—		—		—	—	—	(18,324)	(18,324)

Balance as of December 31, 2013	20		—	*	48,158	5,117	8,219	(42,747)	18,767

*
Represents an amount lower than $1.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

		Year ended December 31
	Note	2015	2014	2013
Cash flows from operating activities:
Loss for the year		(21,103)	(25,451)	(18,324)
Adjustments:
Depreciation		98	106	89
Amortization		276	551	551
Finance expense (income), net		(138)	4,504	4,305
Capital gain from sale of property and equipment		(28)	—	—
Impairment of property and equipment		100	—	—
Taxes on income		152	31	149
Share based compensation		1,720	1,663	2,648

		2,180	6,855	7,742

Changes in operating assets and liability items:
Decrease in other receivable		128	158	118
Increase (decrease) in trade and other payables		(1,183)	692	440

		(1,055)	850	558

Income tax paid		(87)	(303)	—
Interest received		485	32	85

Net cash used in operating activities		(19,580)	(18,017)	(9,939)

Cash flows from investing activities:
Purchase of property and equipment		(12)	(227)	(116)
Proceeds from sale of property and equipment		61	—	—
Decrease (increase) in long terms deposits		9	(1,238)	2
Decrease (increase) in short-term investments		17,188	(17,829)	—
Investment in available for sale securities		(418)	(17,563)	—
Proceeds from available for sale securities		12,864	53	—

Net cash provided by (used in) investing activities		29,692	(36,804)	(114)
Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs		—	46,689	13,750
Exercise of warrants and options		16	198	—

Net cash provided by financing activities		16	46,887	13,750
Net increase (decrease) in cash and cash equivalents		10,128	(7,934)	3,697

Effect of exchange rate changes on cash and cash equivalents		(30)	(193)	(24)
Cash and cash equivalents at beginning of the year		10,868	18,995	15,322

Cash and cash equivalents at end of the year		20,966	10,868	18,995

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 1—The Reporting Entity

1.
Macrocure Ltd. (the "Company") was incorporated in Israel on January 14, 2008. The registered address of the Company's office is 25 Hasivim St. Petach Tikva, Israel. Since its inception, the Company has been engaged in the biotechnology field and focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds, as well as other potential regenerative medicine applications.

  On August 19 , 2015 the Data safety Monitoring Board , announced, based on pre-specified, futility analysis, that the venous leg ulcers ("VLU") study is not expected to meet its primary end point.

  On October 27, 2015 the Company announced that results from the diabetic foot ulcers ("DFU") study did not meet its primary and secondary endpoint.

2.
As a result of the disappointing announcement of the Company Phase 3 trials, the Company does not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of its product. Due to these results, the Company halted the development and manufacturing initiatives for its product, both by terminating the newly-commenced operations in the United States, and by ceasing research and development, and clinical activities, for its product, in Israel.

  The Company expect that it will not generate any future revenues from the product and doesn't currently have an alternate prospective source of future revenues.

  The management is focused on identifying new business opportunities, while continuing to focus on managing and conserving its existing cash through cost reduction and restructuring initiatives.

3.
The Company has incurred operational losses in each year since its inception at a total amount of $89,301 as of December 31, 2015 and does not expect to generate revenue from marketing its products.

4.
On August 5, 2014 the Company closed an Initial Public Offering ("IPO") of its ordinary shares, which resulted in the sale of 5,350,000 ordinary shares at a public offering price of $10 per share, before underwriting discounts. The Company received net proceeds from the IPO of approximately $46.7 million (net of issuance costs and underwriting discounts of approximately $6.8 million).

  In addition, 81,435 preferred A shares and 27,241 warrants to purchase preferred A shares were automatically converted into 3,746,010 ordinary shares and 1,253,086 warrants to purchase ordinary shares, respectively. In addition, the vesting of the remaining unvested portion of the options to purchase 859,602 ordinary shares held by an officer of the Company was accelerated.

5.
The consolidated financial statements of the Company as of and for the year ended December 31, 2015 comprise the Company and its wholly owned U.S. subsidiary (together referred to as the "Company").

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 2—Basis of Preparation

A.    Statement of Compliance

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

        These condensed interim consolidated financial statements were authorized for issue by the Company's Board of Directors on April 18, 2015.

B.    Basis of measurement

        The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments, which are measured at fair value as available-for-sale.

C.    Functional and presentation currency

        These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. The U.S dollar is the currency of the primary economic environment in which the Company operates and expects to operate in the foreseeable future.

D.    Use of estimates and judgment

        In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Company's accounting policies and the reported amounts recognized in the financial statements. Actual results may differ from these estimates.

        Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

        Critical estimates computed by the Company that may cause a material adjustment to the carrying amounts of liabilities in the future periods are discussed below:

        Fair value of share-based compensation: The Company grants share-based compensation to employees and consultants. The fair value of the share options is measured at the grant date using the Black-Scholes option pricing model and assumptions regarding unobservable inputs used in the valuation models.

        The value of the transactions, measured as described above, is recognized as an expense over the vesting period. Concurrently with the periodic recognition of an expense, an increase is recognized in a capital reserve, within the Company's equity. See Note 11C (4) for the assumptions used to calculate the fair value of options.

Note 3—Significant Accounting Policies

        The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by the Company entities.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 3—Significant Accounting Policies (Continued)

A.    Basis of consolidation

(1)
Subsidiary

  A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiary are included in the consolidated financial statements from the date that control commences until the date that control is lost.

(2)
Transactions eliminated on consolidation

  Intercompany balances and transactions, and any unrealized income and expenses arising from Intercompany transactions, are eliminated in preparing the consolidated financial statements.

B.    Foreign currency transactions

        Transactions in foreign currencies are translated to the functional currency of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

        Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

        Foreign currency differences arising on translation are recognized in profit or loss.

C.    Financial instruments

(1)   Non-derivative financial assets

  Initial recognition of financial assets

  The Company initially recognizes receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument, meaning on the date the Company undertook to purchase or sell the asset. Non-derivative financial instruments comprise deposits, investments in debt securities, accounts receivable and cash and cash equivalents.

  Cash and cash equivalents include cash balances available for immediate use and short-term highly liquid investments (with original maturities of three months or less).

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 3—Significant Accounting Policies (Continued)

  Derecognition of financial assets

  Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

  Regular way sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to sell the asset.

  Available-for-sale financial assets

  The Company's investments in debt securities classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, foreign currency differences and the accrual of effective interest on available-for-sale debt instruments, are recognized directly in other comprehensive income and presented within equity in a reserve for financial assets classified as available-for-sale. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

(2)   Non-derivative financial liabilities

  Non-derivative financial liabilities include trade and other payables.

  Initial recognition of financial liabilities

  Financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contract creating the obligation.

  Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

  Derecognition of financial liabilities

  Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when the obligation is discharged or cancelled.

(3)   Share capital

  Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of the shares are recognized as a deduction from equity, net of any tax effects.

(4)   Issuance of Warrants

  (1)
  Consideration received in respect of warrants issued by the Company as part of capital raises, under which, upon exercise, the Company would issue a fixed amount of its own equity instruments in exchange for a fixed amount of cash is recognized and classified as equity in the statements of financial position.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 3—Significant Accounting Policies (Continued)

  (2)
  Consideration received in respect of warrants issued by the Company as part of capital raises, under which, upon exercise, the Company would issue variable number of its own equity instruments (e.g. due to net settlement feature) are recognized and classified as derivatives. Accordingly, the warrants are measured at fair value through profit or loss.

D.    Property and equipment

        Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

        Gains and losses on disposal of a property and equipment items are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized in profit or loss.

        An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful life of each part of the property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

        The estimated useful lives for the current and comparative periods are as follows:

• Furniture and office equipment	11 years
• Laboratory equipment	3 - 7 years
• Computers	3 years
• Leasehold improvements	The shorter of the lease term and the useful life

        Depreciation methods and useful lives are reviewed at the end of each reporting year and adjusted if appropriate.

E.    Intangible assets

        Separately acquired intangible assets are shown at historical cost. The cost of separately acquired intangible asset comprises its purchase price, and any acquisition related costs.

        Licensed Technology (as defined in Note 10A) has a finite useful life and is carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of licenses over their useful life, see also Note 8B.

F.     Research and development expenses, net

        Research and development expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company's research and development projects are often subject to

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 3—Significant Accounting Policies (Continued)

regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied, and, therefore, research and development expenses are recognized in profit or loss when incurred.

        The Company's research and development expenses are presented net of any incremental income that is generated as part of its research and development activities.

        As of December 31, 2015, no development expenditures have met the recognition criteria and thus the Company expensed all of its development expenditures as incurred.

G.    Impairment of non-financial assets

        Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

H.    Taxes on income

        Income tax includes current and deferred tax. Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

        A provision for uncertain tax positions, or reduction in deferred tax asset, is recognized when it is more probable than not that the Company will have to use its economic resources to pay the obligation.

        Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

        Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that there will be future taxable profits against which such tax benefits can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

        As of December 31, 2015, no deferred tax assets have been recorded since it is not probable that the Company will have future taxable income against which any tax losses, benefits or deductible temporary differences can be utilized.

I.     Employee benefits

(1)
Post-employment benefits

  The Company's liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 ("Section 14"). The majority of the Company's employees are included under this section and are entitled only to monthly deposits made in the employee's name with insurance companies at a rate of 8.33% of an employee's monthly salary. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 3—Significant Accounting Policies (Continued)

  employees. The funds deposited are made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are accounted for as defined contribution benefits and accordingly are not reflected in the statement of financial position, as the severance pay risks have been irrevocably transferred to the severance funds.

(2)
Short-term benefits

  Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Company expects the benefits to be wholly settled.

(3)
Termination benefits

  Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date.

(4)
Share based compensation

  The grant date fair value of share-based compensation awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based compensation awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest. In respect of other service providers, where the fair value of the goods or services received as consideration of equity instruments cannot be measured reliably, they are measured by reference to the fair value of the equity instruments granted.

J.     Government grants

        Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Company is entitled to receive them. Grants that compensate the Company for expenses incurred are presented as a deduction from the corresponding expense

        Grants from the Israel Office of the Chief Scientist ("OCS") with respect to research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 3—Significant Accounting Policies (Continued)

amount received and the fair value of the liability on the date of the receipt of the grant is recognized as a deduction from research and development expenses.

        As of December 31, 2015, the Company's management estimates that the Company will not be required to refund grants received from the OCS which relate to an inactive research and development project, and accordingly, no provision was included in the financial statements.

K.    Financing income and expenses

        Financing income includes interest income and foreign currency gains . Interest income is recognized as it accrues using the effective interest method.

        Financing expense includes bank charges, changes in foreign currency losses and change in fair value of warrants held by shareholders before the recapitalization event in 2013, see also Note11B4, and an amount that reflects a line of credit provided to the Company in 2014, see also Note 10H.

        In the statements of cash flows, interest received is presented as part of cash flows from operating activities.

        Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses, depending on whether foreign currency movements are in a net gain or net loss position.

L.    Loss per share

        The Company presents basic and diluted earnings or loss per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, which includes, inter alia, ordinary shares issuable for little or no consideration. There is no difference between basic and diluted EPS since there are no dilutive potential ordinary shares.

M.   Segment reporting

        The Company does not present segment information as the Company currently operates in a single segment.

N.    New standards and interpretations not yet adopted

IFRS 9, Financial Instruments

        A final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

        IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted.

        The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 3—Significant Accounting Policies (Continued)

IFRS 16, Leases

        IFRS 16 sets out the principles of the recognition, measurement, presentation, and disclosure of leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

Note 4—Cash and Cash Equivalents

	December 31
	2015	2014
Cash for immediate withdrawal	20,709	2,531
Bank deposits(*)	257	8,337

	20,966	10,868

(*)
Bank deposits bear interest of 0.07%

        Due to a contractual requirement to provide a bank guaranty to the lessor of the Company's offices, the Company was required by the bank to maintain a minimum level of cash and cash equivalents as security for the bank guaranty in the amount of $60, linked to the Consumer Price Index ("CPI"), however, no specific deposit is required to be designated for that specific purpose (see also Note 10G).

Note 5—Investments

	December 31
	2015	2014
Available for sale debt securities	4,720	17,484
Bank deposits(*)	1,887	17,829

	6,607	35,313

Long-term investments:
Deposits(*)	—	1,255

(*)
Bank deposits bear interest ranging from 0.25% to 1.4%.

Note 6—Other Receivable

	December 31
	2015	2014
Government authorities	110	149
Prepaid expenses	106	157
Healthcare professionals—see Note 10B	95	171
Other	33	59

	344	536

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 7—Property and Equipment, Net

        Composition of property and equipment and the depreciation thereof, grouped by major classifications and the changes during the year ended at December 31, 2015 is as follows:

	Cost			Accumulated depreciation
	Balance at the beginning of the year	Additions (disposals)	Balance at year end	Balance at the beginning of the year	Additions (disposals)	Balance at year end	Property and equipment, net
Buildings under construction	100	(100)	—	—	—	—	—
Furniture and Office equipment	31	(13)	18	12	(6)	6	12
Computers	191	5	196	126	35	161	35
Leasehold improvements	221	(2)	219	115	19	134	85
Laboratory equipment	441	(144)	297	280	(83)	197	100

	984	(254)	730	533	(35)	498	232

        Composition of property and equipment and the depreciation thereof, grouped by major classifications and the changes during the year ended at December 31, 2014 is as follows:

	Cost			Accumulated depreciation
	Balance at the beginning of the year	Additions (disposals)	Balance at year end	Balance at the beginning of the year	Additions	Balance at year end	Property and equipment, net
Buildings under construction	—	100	100	—	—	—	100
Furniture and Office equipment	31	—	31	9	3	12	19
Computers	194	(3)	191	91	35	126	65
Leasehold improvements	103	118	221	91	24	115	106
Laboratory equipment	429	12	441	236	44	280	161

	757	227	984	427	106	533	451

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 8—Intangible Assets

A.
Composition of Intangible assets and the amortization thereof and changes during the years ending at December 31, 2015 and 2014 are as follows:

	December 31
	2015	2014
Cost:
Balance at the beginning of the year	2,541	2,541
Additions	—	—
Balance at the end of the year	2,541	2,541
Accumulated depreciation:
Balance at the beginning of the year	2,265	1,714
Additions	276	551
Balance at the end of the year	2,541	2,265
Depreciated cost	—	276

B.
Intangible assets represent acquired Licensed Technology including additional acquisition related costs (see Note 10A).

  The Company estimates the useful life of the Licensed Technology in accordance with the duration of the patent, which was expired in June 2015. Amortization of the intangible asset is included in research and development expenses.

Note 9—Trade and Other Payables

	December 31
	2015	2014
Trade payables	394	61
Payroll and related accruals	266	845
Government authorities	40	59
Accrued expenses	579	1,509
Other payables	—	14
	1,279	2,488

Note 10—Contingent Liabilities and Commitments

A.
In January 2008 and January 2011, the Company entered into agreements with Professor David Danon (the "Researcher") to acquire a license to use technology relating to culturing macrophages from blood (the "Licensed Technology").

  In September 2010, the Company's Board of Directors approved the grant of options to purchase 183,218 ordinary shares of the Company to the intermediary in the Licensed Technology acquisition transaction for his professional services and arranging the transaction.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 10—Contingent Liabilities and Commitments (Continued)

  The options, which vested immediately, are exercisable at an exercise price of NIS 0.01 per share until the earlier of: (i) approximately eight years following the date of grant; or (ii) a Merger or Acquisition event ("M&A event") as defined in the agreement.

  The Company estimated the fair value of the options on the date of grant to be approximately $1,179. This amount was capitalized in the Company's financial statements to the Intangible assets which represents the Licensed Technology (see also Note 8).

B.
In January 2008, the Company entered into an agreement with Magen David Adom ("MDA Agreement"), Israel's national blood bank, under which MDA which used to supply the blood that served as the raw material for, and manufactured, the Company's CureXcell product in Israel. The MDA Agreement terminated upon the expiration of a certain patents in June 2015. The CureXcell product was sold to health care professionals in Israel for clinical purposes as part of the Company's research and development activities.

  Research and development expenses are presented net of proceeds received from sales of CureXcell to healthcare professionals in Israel since these sales are an integral part of the Company's research and development activities rather than standalone revenues in the ordinary course of business (see Note 14).

C.
In July 2010 and March 2013, the Company entered into an agreement with the American Red Cross ("ARC") to provide raw materials, produce the clinical trial supplies of the Company's CureXcell for North America, and provide space used by the Company in the ARC's facility . On November 17, 2015, the Company terminated the agreement as a consequence of the negative outcome of the Phase III trials and was required to pay a termination fee in the amount of $72.

D.
In September 2013, the Company entered into a Master Services Agreement with a contract service organization (the "CRO"), pursuant to which it retained the CRO to carry out the Company's clinical trials and implement the trial process planned by the Company's clinical trials team. Work is carried out by the CRO on a project by project basis, in accordance with project work orders submitted by the Company.

  During 2015 and 2014, the service provided by the CRO was in the amount of $2,388 and $2,962 , respectively.

E.
In February 2014, the Company entered into a manufacturing agreement with a third-party (the "Manufacturer"), for the manufacture of the kits of sterile plastic transfusion and infusion bags. On November 17, 2015, following the failure of the clinical trials, the Company terminated the agreement.

F.
Office of Chief Scientist

  The Company partially financed its research and development expenditures under programs sponsored by the OCS for the support of certain research and development activities conducted in Israel. In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3% - 4.5% of sales of the developed products linked to U.S. dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. As of December 31,

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 10—Contingent Liabilities and Commitments (Continued)

  2015 the Company's total commitment for royalties payable with respect to future sales, based on OCS participation received, totaled approximately $800 (including accrued LIBOR interest). In addition, the OCS may impose certain conditions on any arrangement under which it permits the Company to transfer know-how or development and manufacturing out of Israel.

  As of December 31, 2015, following the failure of the clinical trials, the Company's management estimates that the Company will not be required to refund grants received from the OCS, and accordingly, no provision was included in the financial statements.

G.
Line of credit

  On July 10, 2014, the Company entered into a convertible loan agreement with a related party ("the Lender"), pursuant to which the Lender has made available a line of credit to the Company in an amount of up to $10 million that the Company may draw upon in one or more installments, at its sole discretion. The line of credit would expire upon the earlier of (i) the consummation of an IPO or (ii) 12 months following the execution of the convertible loan agreement. Any amounts outstanding under the line of credit as of the consummation of an IPO will automatically convert into ordinary shares of the Company to be issued to the Lender at the price per share being paid by the public in an offering.

  In consideration of this line of credit, the Company issued to the Lender warrants to purchase 439,760 ordinary shares of the Company at a price per share equal to NIS 0.01. The warrants will expire 10 years following the date of the convertible loan agreement, or earlier if the Company consummate a merger, sale of all or substantially all of its assets, license of all or substantially all of its intellectual property or similar transaction.

  Further to that mentioned in Note 1(3), on August 5, 2014 , the Company closed an IPO of its ordinary shares and the Company's right to drew funds under the convertible credit line was terminated.

  As a result of the aforesaid, the Company recognized a financing expense in 2014 at the amount of $4,371 that reflects the line of credit provided, and on the other hand an increase in warrants held by shareholders based on the fair value of the warrants which was determined according to the Company's equity value.

  On February 12, 2015 the Lender exercised the warrants into ordinary shares.

H.
Litigation

  In March 2015, Cognate Bioservices, Inc. and other plaintiffs (together—"Cognate") added the Company as a defendant in a case in the U.S. District Court of Maryland (the "U.S. Court") that they had brought against the Company's former employee in July 2, 2014, for, among other things, misappropriation of trade secrets. Cognate's amended complaint had alleged, among other claims, that the Company had violated the Computer Fraud and Abuse Act and had misappropriated products and trade secrets of Cognate. Cognate had also initiated a related proceeding against the Company in the Israeli Magistrate Court of Rishon Lezion (the "Israeli Magistrate Court"), in which the U.S. Court had requested that certain evidence be collected from the Company. On March 10, 2016, the U.S. Court dismissed the action against the Company. On April 7, 2016, Cognate filed a motion to alter or amend the U.S. District Court's March 10, 2016 judgment. In its

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 10—Contingent Liabilities and Commitments (Continued)

  motion to alter or amend the judgment, Cognate stated that it has settled its claims with the former employee. On April 12, 2016, the Israeli Magistrate Court, deciding as authorized by the Israeli Central District Court (the "Israeli District Court"), dismissed the proceedings against the Company in that court, in light of the dismissal in the U.S. case, and cancelled its order to turn over the laptop computer to Cognate. The court also held that the Company was entitled to reimbursement of costs associated with the proceedings in the Israeli courts.

  On April 14, 2016, the Company filed with the Israeli District Court a motion to withdraw its motion for leave to appeal without costs. On the same day, the motion was granted by the Israeli District Court.

  Management does not expect any financial exposure and cannot assess any possible development of the litigation and its chances.

Note 11—Equity

A.    Share capital

        Composed as of December 31, 2015 and 2014 of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31		December 31
	Authorized		Issued and paid
	2015	2014	2015	2014
Ordinary share	100,000,000	100,000,000	17,057,757	16,262,465

1.
Rights attached to share

  Each ordinary share is entitled to one vote at meetings of the Company's shareholders, to appoint, dismiss and replace directors, to receive bonus shares, profits and dividends as declared by the Board of Directors and to participate in distribution of surplus assets of the Company upon its liquidation.

2.
Share split

  On July 18, 2014, the Company effected a bonus share distribution of 46-to-1 bonus shares (equivalent to a 46-for-1 stock split). For accounting purposes, this transaction was recorded as a stock split and accordingly, all ordinary shares, options to ordinary shares, warrant to ordinary shares and loss per share amounts have been adjusted retroactively for all periods presented in these financial statements. In addition the conversion rate for each preferred A share and warrant to preferred A share was adjusted to reflect such bonus share distribution. See also note 11A(3).

3.
Conversion of series A preferred shares

  See Note 1(4) regarding the automatic conversion of series A preferred shares and warrants to preferred A shares to ordinary shares and warrants to ordinary shares, respectively, as part of the Company's IPO.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 11—Equity (Continued)

B.    Financing rounds

1.
During 2008 and 2009, the Company entered into share purchase agreements with third-party investors (the "2008 and 2009 Agreements"), pursuant to which the Company issued total of 2,168,072 ordinary shares, warrants to purchase 156,584 ordinary shares at an exercise price equal to the par value, and warrants to purchase 183,218 ordinary shares at an exercise price of $10.54 per share, for total consideration of $12,565 (net of issuance costs of $428).

  As of December 31, 2015, 156,584 warrants have been exercised for consideration of their par-value, 36,708 warrants were exercised for total consideration of $388 and 146,510 warrants expired.

2.
During the years 2010-2012, the Company entered into share purchase agreements with several investors (the "2010 and 2012 Agreements"), pursuant to which the Company issued total of 1,950,308 Preferred A shares and warrants to purchase 975,338 Preferred A shares at an exercise price of $15.39 per share. The warrants were fully vested upon the closing of each of the agreements and are exercisable until the earlier of: (i) 5 years after the closing date of each of the agreements; or (ii) certain merger or acquisition events. The investors may exercise the warrants either in a cash or cashless manner.

  The total consideration was $24,826 (net of total issuance costs of $102) and was allocated to warrants classified as a derivative liability due to their net share settlement feature, based on their fair value at the grant date, using the Black-Scholes option-pricing model. The remaining amount was allocated to Preferred A shares and share premium. The warrants were measured at fair value through profit or loss.

  In July 2013, the warrants that were granted to the investors under the 2010 and 2012 Agreements were amended such that (i) the exercise price per each Preferred A share issuable upon the exercise of each such warrant was reduced to NIS 0.01; (ii) the number of Preferred A warrants was increased by additional 261,786 Preferred A warrants (approximately 2.5% of the Company's fully diluted share capital following the Recapitalization as defined below) and were granted to the holders of such warrants on a pro-rata basis; and (iii) all Preferred A warrants were fully vested and are exercisable until certain M&A events ("Recapitalization").

  Following the above mentioned reduction in the exercise price of the warrants granted under the 2010 and 2012 Agreements, the Company changed the warrants classification from derivative instruments measured at fair value through profit and loss to equity, since upon the change in exercise price the warrants became "in substance" shares and no longer met the definition of derivatives in accordance with IAS 32.

  Total number of warrants to preferred A shares exercised into ordinary shares during 2015 and 2014 is 197,432 and 54,464, respectively.

3.
In July 2013, following the Recapitalization, the Company entered into a share purchase agreement (the "2013 Agreement") with some of the Company's existing shareholders as well as new investors, pursuant to which the Company issued 1,795,702 Preferred A shares for an aggregate purchase price of $13,750 (net of issuance costs of $300).

  The proceeds from the 2013 Agreement were allocated to Preferred A shares and share premium.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 11—Equity (Continued)

4.
See Note 1(4) regarding the Company's IPO.

C.    Share-based compensation

(1)
Expense recognized in the statement of loss and other comprehensive loss is as follows:

  The expense that was recognized for services received from employees and service providers is as follows:

	Year ended December 31
	2015	2014
Research and development	386	452
General and administrative	1,334	1,211

Total share-based compensation	1,720	1,663

(2)
Share based compensation plans for employees and consultants:

  The Company has reserved for issuance as share options two option plans for employees and consultants limited to 2,931,639 options to purchase ordinary shares. As of December 31, 2015, 1,032,148 ordinary shares of the Company were still available for future grant. Any options, which are forfeited or not exercised before expiration, become available for future grants.

  Options granted under the Company's 2008 and 2013 Israeli Share Option Plan (hereinafter- "Plan") are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options for employees vest over a period of two to four years.

(3)
Option grants during 2015 and 2014:

1.
On April 13, 2014, the Company granted 370,070 options to purchase ordinary shares under the Plan for an exercise price of $10.20 per share to its employees and consultant.

2.
On July 22, 2014, the Company granted 219,972 options to purchase ordinary shares under the Plan for an exercise price of $10.00 per share to its Board of Directors members.

3.
On December 31, 2014, the Company granted 50,000 options to purchase ordinary shares under the Plan for an exercise price of $7.32 per share to its employee.

4.
In February, March and May 2015, the Company's Board of Directors approved a grant of 305,000 options to certain officers under the Company's 2013 Option Plan (hereinafter-"Plan") at an weighted average exercise price of US$9.66 per share. Under the Plan, the options vest over a period of four years and are exercisable within 10 years from the date of grant, upon payment of an exercise price.

5.
In March 2015, the Company's Board of Directors approved a grant of 135,000 options to the Company President and CEO under the Company's 2013 Plan at an exercise price of US$9.33 per share. The vesting of the options would occur over a four year period but would only begin upon the achievement of a particular milestones. The options are exercisable within 10 years from the date of grant, upon payment of an exercise price.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 11—Equity (Continued)

    In the second half of 2015, the milestones weren't achieved and therefore the options were forfeited.

  6.
  In June and August, 2015, the Company's Board of Directors approved a grant of 168,640 options to certain officers and employees, under the Company's 2013 Plan at an weighted average exercise price of US$13.63 per share. The vesting of the options would occur over a four year period but would only begin upon the achievement of a particular milestones. The options are exercisable within 10 years from the date of grant, upon payment of an exercise price.

  In the second half of 2015, the milestones weren't achieved and therefore the options were forfeited.

(4)
The number and weighted average exercise prices of options are as follows:

	Weighted average exercise price		Number of options
	2015	2014	2015	2014
	U.S. Dollar	U.S. Dollar
Outstanding at January 1	7.22	5.78	1,849,106	1,341,544
Expired	8.68	6.72	(9,246)	(80,592)
Forfeited	10.30	—	(800,859)	—
Exercised	10.20	4.67	(1,518)	(67,850)
Granted	10.69	9.85	608,640	656,004

Outstanding at December 31	7.00	7.22	1,646,123	1,849,106

	Options outstanding as of December 31, 2015
	Number of options	Weighted average remaining contractual life	Weighted average exercise price
Range of exercise prices (U.S. Dollar)
0.01 - 3.26	845,066	7.21	2.47
4.91 - 7.32	61,548	4.32	4.91
9.68 - 16.04	739,509	8.43	12.37
	1,646,123	7.65	7.00

	2015 Grant	2014 Grant
Share price (in U.S. dollar)	3.35 - 13.85	7.25 - 9.80
Expected life of share options (in years)(*)	5 - 7	5.5 - 7.0
Expected volatility	72% - 91%	104% - 127%
Risk-free interest rate	1.94% - 2.35%	1.85% - 2.28%
Dividend yield	0%	0%

(*)
The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contractually expiry date), as adequate historical experience is not available to provide a reasonable estimate.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 12—Basic and Diluted Loss Per Share

Basic and Diluted

        Basic and Diluted loss per share is calculated by dividing the loss of the Company by the weighted average number of the issued and outstanding ordinary shares during the year, including Weighted average number of warrants and options to purchase ordinary shares which were granted with an exercise price of par value (2015—1,510,609, 2014—1,083,605, 2013—387,412).

	Year ended December 31
	2015	2014	2013
Loss for the year	(21,103)	(25,451)	(18,324)
Weighted average number of Ordinary shares outstanding	18,248,340	11,863,372	7,444,042

Basic and diluted loss per share (in U.S. dollars)	(1.16)	(2.15)	(2.46)

Number of options excluded from the diluted loss per share calculation due to their anti-dilutive effect	1,439,951	1,826,152	4,254,402

Note 13—Financial Instruments

A.    Overview

        The Company has exposure to the following risks from its use of financial instruments:

  •
  Credit risk

  •
  Liquidity risk

  •
  Market risk

        This Note presents quantitative and qualitative information about the Company's exposure to each of the above risks, and the Company's objectives, policies and processes for measuring and managing risk.

B.    Risk management framework

        The Company's board of directors has overall responsibility for carrying out risk management activities. In this regard, the finance department identifies, defines and assesses financial risks. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

C.    Credit risk

        Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and other receivables.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 13—Financial Instruments (Continued)

Cash and cash equivalent and short-term deposits

        On December 31, 2015 and 2014, the Company held cash and cash equivalents of $20,966 and $10,868, respectively. In addition on December 31, 2015 and 2014, the Company held short-term deposits of $1,887 and $17,829, respectively. The Company's cash and cash equivalents and deposits are deposited with financial institutions having a high credit rating.

Available for sale financial Assets

        On December 31, 2015 and 2014, the Company held Available for sale financial Assets of $4,720 and $17,484 , respectively. The Company's Available for sale financial assets comprised of debt securities issued by corporations that have a credit rating of at least A1/A+ (from three different rating agencies).

        The maximum exposure to credit risk for investments in debt instruments by type of counterparty was as follows:

	December 31
	2015	2014
Available-for-sale financial assets:
Debentures issued by entities:
Rated AA+	1,738	—
Rated AA	374	2,784
Rated AA–	2,608	5,473
Rated A+	—	7,009
Rated A	—	2,218

	4,720	17,484

D.    Liquidity risk

        Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

        Company management monitors rolling forecasts of the Company's liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that it believes is sufficient to meet its needs.

        As of December 31, 2015 and 2014 the Company's contractual obligation of financial liability is in respect of trade and other payables in the amount of $1,279 and $2,488 respectively. The contractual maturity of this financial liability is less than one year and in its carrying amount.

        The contractual obligations do not include royalties that the Company may be obligated to pay to MDA or the OCS, as detailed under Note 10G based upon future sales of its products, as the Company is unable to estimate the actual amount or timing of these costs that will incur in the future to these parties.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 13—Financial Instruments (Continued)

E.    Market risk

        Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(1)
Foreign currency risks

  The Company's activities are partly denominated in foreign currencies, which exposes the Company to risks resulting from changes in exchange rates. The Company does not use derivatives to hedge currency risk.

  The Company's exposure to foreign currency risk was as follows:

  (a)
  The exposure to foreign currency risk

    The Company's exposure to foreign currency risk was as follows:

	December 31, 2015
	Unlinked	NIS	Euro	Total
Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	20,478	488	—	20,966
Short term investments	6,607	—	—	6,607
Other receivable	92	145	—	237
Current liabilities:
Trade and other payable	(976)	(157)	(146)	(1,279)
	26,201	476	(146)	26,531

	December 31, 2014
	Unlinked	NIS	Total
Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	9,802	1,066	10,868
Short term investments	35,313	—	35,313
Other receivables	184	339	523
Non-current assets
Deposits	1,246	9	1,255
Current liabilities:
Trade and other payable	(2,132)	(366)	(2,498)
	44,413	1,048	45,461

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 13—Financial Instruments (Continued)

  (b)
  Sensitivity analysis

    A change as of December 31 in the exchange rates of the following currencies against the U.S. dollar, as indicated below would have affected the measurement of financial instruments denominated in other currencies and would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	December 31, 2015		December 31, 2014
	Increase	Decrease	Increase	Decrease
	Profit (loss)*	Profit (loss)*	Profit (loss)*	Profit (loss)*
Change in the exchange rate of:
5% in the NIS	23	(23)	45	(45)
10% in the NIS	46	(46)	90	(90)
5% in the Euro	(7)	7	—	—
10% in the Euro	(14)	14	—	—

*
The effect of the change on equity is the same as on profit or loss.
(2)
Security price risk

  As of December 31, 2015, the Company has debt securities classified as available for sale financial investments, for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

  Security price risk—sensitivity analysis

  The Company's investments in securities include investments in corporate debt securities. The sensitivity analysis below presents the effect of a change in debt security prices (or the underlying assets) on the fair value of securities held by the Company, assuming that all other variables remain constant.

  A change in debt security prices would have increased (decreased) equity by the amounts shown below (including tax effects):

	December 31, 2015		December 31, 2014
	Profit or (loss)	Equity	Profit or (loss)	Equity
Increase of 5%	62	233	223	868
Increase of 10%	124	466	453	1,736
Decrease of 5%	—	(233)	—	(868)
Decrease of 10%	—	(466)	—	(1,736)

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 13—Financial Instruments (Continued)

F.     Fair value

(1)
Financial instruments which their fair value approximates their carrying amounts

        The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, receivables, deposits, trade and other payables, are the same as or approximate to their fair value.

(2)
Fair value hierarchy

  The table below analyzes financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

  •
  Level 1: quoted prices (unadjusted) in active markets for identical instruments

  •
  Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

  •
  Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets	4,720	—	—	4,720
	4,720	—	—	4,720

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets	17,484	—	—	17,484
	17,484	—	—	17,484

Note 14—Research and Development Expenses, Net

	Year ended December 31
	2015	2014	2013
Payroll and related expenses	2,613	2,618	2,065
Materials, subcontractors and consultants	12,264	12,387	6,498
Depreciation and amortization	298	573	631
Rent, insurance and maintenance	71	198	182
Other	246	209	379

	15,492	15,985	9,755
Less—income from healthcare professionals (see Note 10B)	123	443	452
	15,369	15,542	9,303

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 15—General and Administrative Expenses

	Year ended December 31
	2015	2014	2013
Payroll and related expenses	2,554	2,575	3,927
Professional expenses	2,406	1,895	431
Rent, insurance and maintenance	418	241	141
Other	342	663	68

	5,720	5,374	4,567

Note 16—Financing Income (Expense), Net

A.    Financing income

	Year ended December 31
	2015	2014	2013
Interest income	126	40	94
Net foreign exchange income	30	—	99

	156	40	193

B.    Financing expenses

	Year ended December 31
	2015	2014	2013
Credit line (See Note 10G)	—	4,371	—
Bank charges	18	15	15
Net foreign exchange loss	—	158	—
Change in fair value of warrants held by shareholders	—	—	4,483

	18	4,544	4,498

Financing income (expenses), net	138	(4,504)	(4,305)

Note 17—Taxes on Income

A.
Details regarding the tax environment of the Company

(1)
Corporate tax rate

(a)
Presented below are the tax rates relevant to the Company in the years 2013-2015:

    2013—25%
    2014—26.5%
    2015—26.5%

  (b)
  After the reporting date, On January 4, 2016 the Knesset plenum approved the corporate tax rate would be reduced by 1.5% from 26.5% to 25% as from January 1,2016.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 17—Taxes on Income (Continued)

  (c)
  On February 4, 2010, Amendment 174 to the Income Tax Ordinance (New Version)—1961 (hereinafter—the "Ordinance") was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 "Adoption of International Financial Reporting Standards (IFRS)" that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter—the "Temporary Order"). On January 12, 2012, Amendment 188 to the Ordinance was issued, according by which the Temporary Order was amended so that Standard 29 shall not apply when determining the taxable income for 2010 and 2011. On July 31, 2014 Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

(2)
Benefits under the Law for the Encouragement of Capital Investments

(a)
Beneficiary enterprise

    The Company has elected the year of 2012 as the year of election for the "Beneficiary Enterprise". The income generated by the "Beneficiary Enterprise" is exempt from tax over a period of 2 years and is subject to a reduced rate of company tax for a period of up to 5 years beginning with the year in which the Company first had taxable income (limited to a maximum period of 12 years from the year of election). The tax benefit period of the beneficiary enterprise that commenced operations in 2012 has not yet commenced. The benefits are contingent upon compliance with the terms of the Encouragement Law.

    A company having a beneficiary enterprise that distributes a dividend from exempt income, will be required in the tax year of the dividend distribution to pay corporate tax on the amount of the dividend distributed at the tax rate that would have been applicable to it in the year the income was produced if it had not been exempt from tax.

(3)
Benefits under the Law for the Encouragement of Industry (Taxes)—1969

  If the Company qualifies as an "Industrial Company" as defined in the Law for the Encouragement of Industry (Taxes)—1969, it is entitled to benefits of which the most significant ones are as follows:

  (a)
  Higher rates of depreciation.

  (b)
  Amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of the company were registered.

  (c)
  An 8-year period of amortization for patents and know-how serving in the development of the enterprise.

  (d)
  The possibility of submitting consolidated tax returns by companies in the same line of business.

(4)
Macrocure Inc., the U.S. subsidiary is taxed based on U.S. tax laws. The tax rates applicable to the subsidiary is approximately 35% (Federal and State). Taxes on income recorded in profit or loss are current tax expenses of this subsidiary.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 17—Taxes on Income (Continued)

B.
Unrecognized deferred tax assets

        As of December 31, 2015 and 2014, the Company had carry forward losses for tax purposes in the amount of $52,666 and $36,624, respectively. The tax losses may be carried forward and offset against taxable income in the future for an indefinite period.

        As of December 31, 2015 and 2014, the Company had deductible temporary differences in the net amount of $17,560 and $13,009, respectively.

        The Company has not recorded deferred tax assets with respect to carry forward losses and deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

C.
Tax assessments

        The Company and its subsidiary have not been assessed since incorporation. In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2011 are considered final.

D.
Theoretical tax

        The main reconciling item between the statutory tax rate of the Company and the effective tax rate is current year tax losses and benefits for which no deferred tax assets were created.

Note 18—Geographical Information

        The Company's non-current assets based on their geographical locations are as follows:

	Year ended December 31
	2015	2014
Israel	166	511
United States	66	216

	232	727

Note 19—Related Parties

Compensation and benefits to key management personal

        In addition to their salaries, the Company provides non-cash benefits to a director and executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined benefit plan on their behalf. The Company's executive officers are subject to mutual term of notice of 3-9 months.

Notes to the Consolidated Financial Statements as of December 31, 2015 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 19—Related Parties (Continued)

        Executive officers also participate in the Company's share option programs. For further information see Note 11C regarding share-based compensation. Compensation and benefits to key management personnel (including directors) are as follows:

	Year ended December 31
	2015		2014
	Number of people	Amount in $ in thousands	Number of people	Amount in $ in thousands
Short-term benefits	11	1,919	10	2,298
Share-based compensation	10	1,291	9	1,445

Total		3,210		3,743

        For further information regarding convertible loan agreement with a related party see Note 10H.

Note 20—Subsequent Events

        On March 10, 2016, the US Court dismissed the action brought against the Company by Cognate and on April 12, 2016, the Israeli Magistrate Court dismissed the proceedings against the Company in light of the dismissal in the U.S. case , see also Note 10H.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2016

Contents

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2016

U.S. dollars in thousands

	September 30	December 31
	2016	2015
Assets
Current assets
Cash and cash equivalents	24,159	20,966
Short-term deposits	—	6,607
Accounts receivable	137	344

Total current assets	24,296	27,917

Non-current assets
Property and equipment, net	3	232

Total non-current assets	3	232

Total assets	24,299	28,149

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	1,125	1,279

Total current liabilities	1,125	1,279

Total liabilities	1,125	1,279

Shareholders' equity
Ordinary shares of NIS 0.01 par value	49	47
Share premium	109,113	102,261
Capital reserve	5,501	7,821
Warrants held by shareholders	1,937	6,042
Accumulated deficit	(93,426)	(89,301)

Total shareholders' equity	23,174	26,870

Total liabilities and shareholders' equity	24,299	28,149

The accompanying notes are an integral part of these interim consolidated financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss

U.S. dollars in thousands (except per share data)

	Nine months ended September 30
	2016	2015
Research and development expenses, net	—	14,257
General and administrative expenses	4,181	5,116

Operating Loss	(4,181)	(19,373)
Financing income	81	119
Financing expense	(17)	2

Financing income, net	64	121
Loss before income tax	(4,117)	(19,252)
Taxes on income	(8)	(152)

Loss for the period	(4,125)	(19,404)

Other Comprehensive Income	—	26

Total comprehensive loss for the period	(4,125)	(19,378)

Loss per share—basic and diluted (in U.S. dollars)	(0.23)	(1.06)

The accompanying notes are an integral part of these interim consolidated financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

U.S. dollars in thousands

	Ordinary shares	Premium	Capital Reserve	Warrants held by shareholders	Accumulated deficit	Total
For the nine-month period ended September 30, 2016:
Balance as of January 1, 2016	47	102,261	7,821	6,042	(89,301)	26,870
Expiration of warrants	—	1,240	(1,281)	—	—	(41)
Exercise of options and warrants	2	5,612	(1,509)	(4,105)	—	—
Share based compensation	—	—	470	—	—	470
Loss for the period	—	—	—	—	(4,125)	(4,125)

Balance as of September 30, 2016	49	109,113	5,501	1,937	(93,426)	23,174

For the nine-month period ended September 30, 2015:
Balance as of January 1, 2015	45	95,941	6,167	12,256	(68,198)	46,211
Total comprehensive loss for the period:
Change in value of available-for-sale	—	—	26	—	—	26
Loss for the period	—	—	—	—	(19,404)	(19,404)

Total comprehensive loss for the period	—	—	26	—	(19,404)	(19,378)

Exercise of warrants and options	1	4,449	(13)	(4,421)	—	16
Share based compensation	—	—	1,847	—	—	1,847

Balance as of September 30, 2015	46	100,390	8,027	7,835	(87,602)	28,696

The accompanying notes are an integral part of these interim consolidated financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Nine months ended September 30
	2016	2015
Cash flows from operating activities:
Loss for the period	(4,125)	(19,404)
Adjustments:
Depreciation	2	74
Amortization	—	276
Financing income, net	(64)	(121)
Capital loss from sale of fixed assets	209	—
Taxes on income	8	152
Share based compensation, net	429	1,847

	584	2,228

Changes in operating assets and liability items:
Decrease (increase) in accounts receivable and others	228	(33)
Increase (decrease) in trade and other payables	(141)	259

	87	226

Income tax paid	(30)	(87)
Interest received	137	391

Net cash used in operating activities	(3,347)	(16,646)

Cash flows from investing activities:
Purchase of property and equipment	—	(263)
Proceeds from sale of fixed assets	18	—
Decrease in long terms deposits	—	4
Redemption of short term deposits	1,887	11,947
Investment in available-for-sale financial assets	—	(418)
Repayment of available-for-sale financial assets	4,661	6,001

Net cash provided by investing activities	6,566	17,271

Cash flows from financing activities:
Proceeds from exercise of options, net	—	16

Net cash provided by financing activities	—	16

Net increase in cash and cash equivalents	3,219	641

Effect of exchange rate changes on cash and cash equivalents	(26)	6
Cash and cash equivalents at beginning of the period	20,966	10,868

Cash and cash equivalents at end of the period	24,159	11,515

The accompanying notes are an integral part of these interim consolidated financial statements.

Macrocure Ltd.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2016

U.S. dollars in thousands (except share and per share data)

Note 1—General Information

A.
Macrocure Ltd. (the "Company" or "Macrocure") was incorporated in Israel on January 14, 2008. The registered address of the Company's office is 25 Hasivim St. Petach Tikva, Israel. Since its inception, the Company has been engaged in the biotechnology field and focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds, as well as other potential regenerative medicine applications.

  On August 5, 2014 the Company closed an Initial Public Offering ("IPO") of its ordinary shares, which resulted in the sale of 5,350,000 ordinary shares at a public offering price of $10 per share, before underwriting discounts. The Company received net proceeds from the IPO of approximately $46.7 million (net of issuance costs and underwriting discounts of approximately $6.8 million).

  On August 19, 2015, the Data Safety Monitoring Board announced, based on pre-specified, futility analysis, that the Company's sole product candidate, CureXcell, failed to meet its primary endpoint in the Company's pivotal Phase 3 clinical study (MC-105) for the treatment of venous leg ulcers ("VLUs").

  On October 27, 2015 the Company announced that CureXcell failed to meet its primary and secondary endpoints in the Company's pivotal Phase 3 clinical study (MC-102) in the treatment of diabetic foot ulcers ("DFUs").

  As a result of the disappointing announcement of the Company Phase 3 trials, the Company does not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of its product. Due to these results, the Company halted the development and manufacturing initiatives for its product candidate, both by terminating the newly-commenced operations in the United States, and by ceasing research and development, and clinical activities, for its product candidate, in Israel . In addition, the Company commenced a review of all strategic alternatives, while continuing to focus on managing and conserving its existing cash through cost reduction and restructuring initiatives.

  On August 29, 2016, the Company announced that it has entered into a definitive merger agreement (hereinafter "Merger Agreement") with Leap Therapeutics, Inc. ("Leap"), a clinical stage immuno-oncology company, pursuant to which a new company formed under the laws of the State of Israel and a wholly owned subsidiary of Leap will be merged with and into Macrocure with Macrocure as the surviving corporation in the merger and thereby becoming a wholly owned subsidiary of Leap, and Leap will become a publicly traded entity on the NASDAQ Stock Market upon completion of the merger. In connection with the transaction, Macrocure shareholders will exchange their Macrocure ordinary shares for such number of newly issued shares of Leap common stock as is obtained by multiplying the number of Macrocure ordinary shares held by them by the merger exchange ratio set forth in the Merger Agreement ("Merger Exchange Ratio"). All outstanding option awards and warrants to purchase ordinary shares of the Company will be converted into options or warrants (as applicable) to purchase such number of shares of Leap common stock as is obtained by multiplying the ordinary shares underlying the option award or warrant by the Merger Exchange Ratio. The exercise price per share of the converted options or warrants shall be equal to the exercise price per share of the Macrocure option or warrant (as applicable), divided by the Merger Exchange Ratio. The options and warrants will otherwise

Macrocure Ltd.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2016 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 1—General Information (Continued)

  remain subject to the same terms to which they were subject prior to the foregoing conversion, except as contemplated under the Merger Agreement.

  Macrocure equity holders, as a group, are expected to hold approximately 31.8% of the combined company after giving effect to the additional equity investment referenced below, subject to downward adjustment under the Merger Agreement to the extent that Macrocure's net cash balance is less than $22 million on the closing date. In addition, existing Leap investors, including entities affiliated with HealthCare Ventures, have committed to invest an additional $10 million at the closing of the transaction. The transaction is expected to close near year-end, subject to shareholder approval and other customary closing conditions which are set forth in the Merger Agreement.

  Following execution of the Merger Agreement, Macrocure filed with the Israeli Tax Authority ("ITA") applications for three tax rulings in connection with the merger, consisting of rulings that would (i) defer the obligation of Macrocure's shareholders to pay capital gains tax on the exchange of shares in the merger, (ii) deem Leap's assumption of options in the merger a non-taxable event; and (iii) eliminate the required withholding of taxes for the exchange of shares of certain shareholders in the merger.

  In the event that Leap terminates the Merger Agreement on or after January 31, 2017 (as such date may be extended in accordance with the terms of the Merger Agreement) due to Macrocure's failure to obtain the first of the above three tax rulings from the ITA, Macrocure will be required to pay to Leap a $1.6 million termination fee upon such termination. If the Merger Agreement is instead terminated in one of a number of other scenarios, Macrocure will be required to pay Leap a termination fee equal to $1.2 million, plus reimbursement of expenses of up to $750.

  On November 7, 2016, the Company published a notice that it will hold a special general meeting of shareholders on December 12, 2016. The special meeting is being called to approve, among related matters, the Merger Agreement of the Company with Leap.

B.
The Company has incurred operational losses in each year since its inception at a total amount of $93,426 as of September 30, 2016 and expects that it will not generate any future revenues from the product and does not currently have an alternate prospective source of future revenues.

C.
The unaudited condensed interim consolidated financial statements of the Company as of and for the nine-month period ended September 30, 2016, comprise the Company and its wholly owned U.S. subsidiary (together referred to as the "Company").

Note 2—Basis of Preparation

A.    Statement of compliance

  These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2015 (hereinafter—"the annual financial statements").

Macrocure Ltd.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2016 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 2—Basis of Preparation (Continued)

  These condensed interim consolidated financial statements were authorized for issue by the Company's Board of Directors on November 16, 2016.

B.    Use of estimates and judgments

  The preparation of the unaudited condensed interim consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") requires management to make judgments, estimates and assumptions that affect the implementation of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

  The significant judgments made by management in applying the Company's accounting policies and the key assumptions used in estimates involving uncertainty are consistent with those applied in the annual financial statements.

Note 3—Significant Accounting Policies

        The accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those applied by the Company in its annual financial statements.

Note 4—Contingent Liability

        Further to Note 10(H) to the Company's annual financial statements, on January 13, 2016, the Israeli Magistrate Court ordered Macrocure to disclose, at this stage, only the items included in certain categories of evidence sought by the U.S. District Court (the categories relating to computer and storage devices). That order required the turning over of the former employee's laptop computer.

        On March 10, 2016, the U.S. District Court for the District of Maryland dismissed the action brought against Macrocure by Cognate and other plaintiffs in that court. On April 7, 2016, Cognate filed a motion to alter or amend the U.S. District Court's March 10, 2016 judgment. In its motion to alter or amend the judgment, Cognate stated that it has settled its claims with Macrocure's former employee.

        On April 12, 2016, the Israeli Magistrate Court, dismissed the proceedings against Macrocure in that court, in light of the dismissal in the U.S. case, and cancelled its order to Macrocure to turn over the laptop computer to Cognate. Macrocure claimed that it is entitled to reimbursement of costs associated with the proceedings in the Israeli Magistrate Court. Cognate objected to the payment of costs. A hearing on the matter was held on September 26, 2016. The Israeli Magistrate Court has not rendered its decision yet on the topic of reimbursement.

        Management does not expect any financial exposure and cannot assess any possible development of the litigation and its chances.

Macrocure Ltd.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2016 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 5—Equity

A.    Exercise of warrants and options during the period

  (1)
  In February 2016 , an investor of the Company exercised 668,209 warrants to purchase ordinary shares into ordinary shares at an exercise price equal to the par value of the shares.

  (2)
  In June 2016, the intermediary described in Note 10(A) to the Company's annual financial statements exercised 183,218 options into ordinary shares at an exercise price equal to the par value of the shares.

B.    Share-based compensation

  (1)
  Share- based compensation plans for employees and consultants:

    The Company has reserved for issuance under two options plans for employees and consultants (the "Plan") an aggregate amount of 3,272,794 ordinary shares, which include an increase of 341,155 occurred in January 2016 (representing an automatic annual increase of 2% of the Company's outstanding ordinary shares as of December 31, 2015).

    As of September 30, 2016, 1,271,110 ordinary shares of the Company are still available for future grant. Any option, which is forfeited or not exercised before expiration, becomes available for future grants.

  (2)
  Options grants during 2016:

  1.
  On May 2, 2016, the Company's Board of Directors approved a grant of 115,000 options to purchase ordinary shares under the Plan at an exercise price of $0.98 per share to its officer and additional employees. The options vest over a period of four years, and will vest immediately upon consummation of M&A transaction. The options will remain exercisable for the entire period during which the grantees remain continuously employed at the Company and for a period of one year thereafter.

  2.
  On May 23, 2016, the Company's Board of Directors approved a grant of 150,000 options to purchase ordinary shares to the Company's President and CEO subject to certain conditions. The grant date was set as the approval date of the grant by the Company's shareholders. The exercise price will be set as the closing price of the ordinary shares on NASDAQ on the grant date. The options will vest immediate upon consummation of an M&A transaction and the options will remain exercisable for the entire period during which in the grantee remains continuously employed at the Company (or any its successor) and for a period of three years thereafter.

Macrocure Ltd.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2016 (Continued)

U.S. dollars in thousands (except share and per share data)

Note 5—Equity (Continued)

  The assumptions used to measure the fair value are as follows:

2016 Grants
The assumptions used to calculate fair value:
Share price (at valuation date) (in U.S. dollar)	0.98-1.46
Expected volatility(1)	82%
Expected life of share options (in years)(2)	0.75-2.00
Risk-free interest rate(3)	0.48%-0.58%

(1)
Based on the implied volatility of ordinary shares according to comparable drug companies that are publicly traded.

(2)
The expected life of the share options is based on the midpoints between the available exercise dates: December 31, 2016 (which is the estimated date of the consummation of M&A transaction as of September 30, 2016) and the last available exercise date (the contractually expiry date), as adequate historical experience is not available to provide a reasonable estimate.

(3)
Based on zero coupon U.S. treasury bonds fixed with maturity equal to expected terms.

Note 6—Financial Instruments

(1)   Financial instruments which their fair value approximates their carrying amounts

  The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other receivables and trade and other payables, are the same as or approximate to their fair value.

(2)   Fair value hierarchy

  The table below analyzes financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

  •
  Level 1: quoted prices (unadjusted) in active markets for identical instruments

  •
  Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

  •
  Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Available for sale financial assets	4,720	—	—	4,720

	4,720	—	—	4,720

Annex A
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

LEAP THERAPEUTICS, INC.

M-CO MERGER SUB LTD.

AND

MACROCURE LTD.

Dated as of August 29, 2016

i

ii

Exhibit A-1	Form of Voting Agreement (Leap Version)
Exhibit A-2	Form of Voting Agreement (M-CO Version)
Exhibit B	New Leap Charter
Exhibit C	New Leap By-laws
Exhibit D	Surviving Company Articles
Exhibit E	M-CO Net Cash Calculation
Exhibit F	Net Leap AP Calculation
Exhibit G	Merger Proposal
Exhibit H	2016 Plan
Exhibit I	Amended and Restated 2012 Plan
Exhibit J	Royalty Agreement
Exhibit K	Registration Rights Agreement
Exhibit L	Amendment No. 2 to Warrant

iii

        AGREEMENT AND PLAN OF MERGER, dated as of August 29, 2016 (the "Agreement Date"), among LEAP THERAPEUTICS, INC., a Delaware corporation ("Leap"), M-CO MERGER SUB LTD., a company formed under the laws of the State of Israel ("Merger Sub") and registered under No. 515506855 with the Israeli Registrar of Companies, and MACROCURE LTD., a company formed under the laws of the State of Israel ("M-CO") and registered under No. 514083765 with the Israeli Registrar of Companies (this "Agreement").

        WHEREAS, the respective boards of directors of Leap (the "Leap Board") and M-CO (the "M-CO Board") have unanimously adopted this Agreement, and such respective boards of directors have determined, in the case of the M-CO Board, relying in part on the Fairness Opinion (as defined in Section 4.22 below) that the terms of this Agreement are in the respective best interests of Leap, Merger Sub and M-CO, as applicable, and their respective stockholders or shareholders (as applicable) and that considering the financial position of the parties hereto, no reasonable concern exists that the Surviving Company (as defined in Section 1.01 below) will be unable to fulfill both the obligations of M-CO to its creditors and those of Merger Sub to its creditors; and

        WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and declared it advisable for Merger Sub and Leap, as its sole shareholder, to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, and determined to recommend that Leap, as its sole shareholder, approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement; and

        WHEREAS, in connection with the execution and delivery of this Agreement, Leap, in its capacity as sole shareholder of Merger Sub, has adopted and approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

        WHEREAS, the M-CO Board has recommended that its shareholders approve this Agreement; and

        WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger (as defined in Section 1.01 below) constitute a taxable acquisition by the Parent of all of the capital stock of the Company (the "Intended Tax Treatment"); and

        WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Leap, Merger Sub and M-CO to enter into this Agreement, all of the stockholders of Leap and certain stockholders and/or optionholders of M-CO listed on Schedule I hereto representing more than fifty percent (50%) of the voting power of the issued and outstanding shares of capital stock of M-CO (calculated on a fully diluted basis treating all securities of M-CO that are, or will become prior to the M-CO Shareholder Meeting, convertible, exercisable or exchangeable for M-CO Ordinary Shares as if such securities had been so converted, exercised or exchanged on the date of this Agreement) have entered into voting agreements, dated as of the date hereof, in the forms attached hereto as Exhibits A-1 and A-2, respectively (each a "Voting Agreement" and collectively, the "Voting Agreements"), pursuant to which such stockholders or shareholders have agreed, subject to the terms thereof, to vote or cause to be voted all of the shares of capital stock of Leap or M-CO, as the case may be, held of record or beneficially owned by such stockholder or shareholder in favor of the adoption and approval of this Agreement in the case of stockholders of Leap, and in favor of the approval of the M-CO Shareholder Proposals in the case of shareholders of M-CO, and, in each case, to take any other actions required of them to consummate the Transactions contemplated hereby. The parties acknowledge that the Board of Directors of Leap has adopted resolutions setting forth the New Leap Charter and New Leap By-laws, declaring their advisability and recommending that the stockholders of Leap adopt and approve the New Leap Charter and New Leap By-laws, and that simultaneously with the execution and delivery of this Agreement, certain stockholders of Leap will execute written consents approving the New Leap Charter and New Leap By-laws; and

        WHEREAS, Leap, Merger Sub and M-CO desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

        NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

The Merger

        SECTION 1.01.    The Merger.     On the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 the Israeli Companies Law—5759-1999 (the "Companies Law"), at the Effective Time, Merger Sub shall be merged with and into M-CO (the "Merger"). At the Effective Time, the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha'Ya'ad) shall cease and M-CO (as the absorbing company, or HaChevra Ha'Koletet) shall continue as the surviving corporation in the Merger (the "Surviving Company"). As a result of the Merger, M-CO shall (a) become a wholly owned subsidiary of Leap, (b) continue to be governed by the Laws of the State of Israel, (c) have a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and M-CO in accordance with the Companies Law and the existing shareholders of M-CO shall be entitled to Merger Consideration (as defined in Section 2.01 below) in accordance with the provisions of Article II of this Agreement.

        SECTION 1.02.    Closing.     Unless this Agreement shall have been terminated in accordance with Article VIII, the closing (the "Closing") of the Merger shall take place at the offices Morgan, Lewis & Bockius LLP, One Federal Street, Boston, MA 02110 at 7:00 a.m., Eastern time, on a date to be specified by Leap and M-CO, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Leap and M-CO; provided that, if any of the conditions set forth in Article VII are not satisfied or (to the extent permitted by Law) waived on such second Business Day, then, subject to the other provisions of this Agreement, the Closing shall take place on the first Business Day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

        SECTION 1.03.    Effective Time.     Subject to the provisions of this Agreement, as soon as practicable on or immediately following the Closing Date, each of M-CO and Merger Sub shall (and Leap shall cause Merger Sub to), in coordination with each other, inform the Registrar of Companies of the State of Israel (the "Israeli Registrar of Companies") that all conditions to the Merger under the Companies Law and this Agreement have been met (together with any other documentation required to be submitted to the Israeli Registrar of Companies, whether under this Agreement or the Merger Proposal, by the Israeli Companies Registrar or otherwise) and setting forth the proposed date for the Effective Date of the Merger on which the Israeli Registrar of Companies is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the "Certificate of Merger"). The Merger shall become effective upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the time at which the Merger becomes effective is referred to herein as the "Effective Time"). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall both occur on the Closing Date or the immediately following Business Day.

        SECTION 1.04.    Effects.     The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to all the rights and properties and the business of each of the Merger Sub and M-CO, and shall assume all of the debts, claims, liabilities and obligations of each of the Merger Sub and M-CO, Merger Sub will cease to exist and will be stricken from the records of the Israeli Registrar of Companies, and M-CO will become a private company wholly owned (including with respect to any warrants, options or other securities) directly by Leap, all as provided under the Companies Law.

        SECTION 1.05.    Certificates of Incorporation and By-laws.     (a) The Amended and Restated Certificate of Incorporation of Leap (the "Leap Charter") and the Amended and Restated By-laws of Leap (the "Leap By-laws") shall each be amended and restated immediately prior to the Effective Time to read in the form of Exhibit B (the "New Leap Charter") and Exhibit C (the "New Leap By-laws"), respectively, and the New Leap Charter and the New Leap By-laws shall be the certificate of incorporation and By-laws of Leap until thereafter changed or amended as provided therein or by applicable Law. Leap shall file the New Leap Charter with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. As a result of the amendment to the Leap Charter pursuant to this Section 1.05(a), each share of common stock of Leap, par value $0.001 per share (the "Leap Common Stock"), issued and outstanding immediately prior to such amendment (including, without limitation, shares subject to then outstanding options) shall be converted (the "Pre-Closing Leap Share Conversion") into a fraction of a share of Leap Common Stock equal to the quotient (calculated to the nearest 1/10,000 of a share) obtained by dividing (x) 6,500,000 by (y) the number of Pre-Split Outstanding Leap Shares, subject to adjustment in accordance with Section 6.23 of this Agreement (the "Leap Share Conversion Ratio"). In the event that the Leap Stock Options contemplated under Section 6.21 of this Agreement have not been granted at or prior to the time the Pre-Closing Leap Share Conversion becomes effective for any reason, then the 6,500,000 shares of Leap Common Stock referred to in the foregoing clause (x) shall be adjusted to a number of shares of Leap Common Stock such that, after giving effect to the Pre-Closing Leap Share Conversion and the grant of such Leap Stock Options following the Pre-Closing Leap Share Conversion, the Adjusted Outstanding Leap Shares immediately prior to the Effective Time shall be equal to 6,500,000, subject to further adjustment in accordance with Section 6.23 of this Agreement. No fractional shares of Leap Common Stock shall be issued in connection with the Pre-Closing Leap Share Conversion, and each holder of shares of Leap Common Stock converted pursuant to the Pre-Closing Leap Share Conversion who would otherwise have been entitled to receive a fraction of a share of Leap Common Stock shall receive cash in lieu thereof in accordance with the New Leap Charter.

        (b)   The articles of association of M-CO shall, as of the Effective Time, be amended and restated to read in their entirety in the form of Exhibit D, and as so amended shall remain in effect from and after the Effective Time as the articles of association of the Surviving Company (the "Surviving Company Articles") until duly amended as provided therein or by applicable Law.

        SECTION 1.06.    Directors and Officers.

        (a)    Directors.     The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company Articles.

        (b)    Officers.     At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

 ARTICLE II

Effect on Share Capital; Exchange of Certificates

        SECTION 2.01.    Effect on Share Capital of M-CO.     (a) At the Effective Time, by virtue of the Merger and without any action on the part of Leap, Merger Sub or M-CO, or the holders of any ordinary shares, NIS 0.01 par value per share, of M-CO (the "M-CO Ordinary Shares"), each M-CO Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Dormant Shares (as defined in Section 2.01(g) below) and any other M-CO Ordinary Shares subject to cancellation under Section 2.01(g)) shall be converted into the right to receive that number of fully paid and nonassessable shares of Leap Common Stock equal to the Exchange Ratio (all such shares of Leap Common Stock to be issued pursuant to this Section 2.01(a), together with cash in lieu of any fractional shares of M-CO Ordinary Shares paid pursuant to Section 1.05(a), are collectively referred to herein as the "Merger Consideration"). All M-CO Ordinary Shares converted pursuant to this Section 2.01(a), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a physical certificate (a "Certificate") or uncertificated book-entry share appearing only in M-CO's register of shareholders (a "Book-Entry") that, in each case, immediately prior to the Effective Time represented any such M-CO Ordinary Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such Certificates or Book-Entries in accordance with Section 2.02(c), in each case without interest and less, subject to Section 2.01(h), any applicable withholding Taxes (as hereinafter defined).

        (b)    Calculation of Exchange Ratio.

            (i)  "Exchange Ratio" will equal the quotient, calculated to the nearest 1/10,000 of a share, obtained by dividing (x) the total number of Merger Shares by (y) the aggregate number of (A) shares of M-CO Share Capital outstanding immediately prior to the Effective Time, plus (B) shares issuable upon exercise of the M-CO Warrants outstanding immediately prior to the Effective Time (whether or not then exercisable and whether then in-the-money or out-of-the-money) plus (C) shares issuable upon the exercise of all M-CO Options outstanding immediately prior to the Effective Time (whether or not then exercisable and whether then in-the-money or out-of-the-money, except that this clause (C) shall in no event include any shares issuable upon the exercise of any M-CO Out-of-the-Money Options outstanding immediately prior to the Effective Time) plus (D) to the extent such inclusion is not duplicative of clauses (A), (B) or (C), shares issuable upon the exercise of all other awards outstanding immediately prior to the Effective Time under the M-CO Option Plans (whether or not such other awards are then exercisable or vested and whether such other awards are then in-the-money or out-of-the-money) and shares issuable pursuant to any other Equity Interests of M-CO outstanding immediately prior to the Effective Time (whether or not such other Equity Interests are then exercisable or vested and whether such other Equity Interests are then in-the-money or out-of-the-money), except that, for clarity, this clause (D) shall in no event include any shares issuable upon the exercise of any M-CO Out-of-the-Money Options outstanding immediately prior to the Effective Time. The calculation of the Exchange Ratio shall be set forth in detail in a certificate of the corporate secretary of M-CO delivered to Leap no later than the Closing.

           (ii)  "Merger Shares" means the total number of shares of Leap Common Stock to be issued in the Merger pursuant to Section 2.01(a), determined as follows: (a) the M-Co Percentage (expressed as a number rather than a percentage by dividing the M-Co Percentage by 100) multiplied by (b) the quotient of (x) the Adjusted Outstanding Leap Shares divided by (y) the Leap Percentage (expressed as a number rather than a percentage by dividing the Leap Percentage by 100).

          (iii)  "Adjusted Outstanding Leap Shares" means, except to the extent otherwise provided further below in this paragraph, a number equal to the sum of (A) the total number of shares of

  Leap Common Stock outstanding immediately prior to the Effective Time (calculated after giving effect to (1) the Recap and the conversion of all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes into shares of Leap Common Stock pursuant to the Recap as contemplated elsewhere under this Agreement and (2) the filing of the Leap Charter with the Secretary of State of the State of Delaware and the Pre-Closing Leap Share Conversion pursuant to the Leap Charter as so filed) plus (B) shares issuable upon exercise of any warrants to purchase Leap Equity Interests to the extent that such warrants are outstanding immediately prior to the Effective Time (whether or not such warrants are then exercisable and whether such warrants are then in-the-money or out-of-the-money) plus (C) shares issuable upon the exercise of all Leap Stock Options outstanding immediately prior to the Effective Time (whether or not then exercisable and whether then in-the-money or out-of-the-money) plus (D) to the extent such inclusion is not duplicative of clauses (A), (B) or (C), shares issuable upon the exercise of all other awards outstanding immediately prior to the Effective Time under the Leap Stock Plans (whether or not such other awards are then exercisable or vested and whether such other awards are then in-the-money or out-of-the-money) and shares issuable pursuant to any other Equity Interests of Leap outstanding immediately prior to the Effective Time (whether or not such other Equity Interests are then exercisable or vested and whether such other Equity Interests are then in-the-money or out-of-the-money). Notwithstanding anything express or implied in the foregoing provisions of this paragraph, (x) shares of Leap Common Stock issued pursuant to the Equity Investment shall not be deemed or treated as being issued and outstanding immediately prior to the Effective Time for purposes of the foregoing provisions of this paragraph and, therefore, shall not be included in the calculation of the Adjusted Outstanding Leap Shares or the Exchange Ratio and (y) for clarity, shares of Leap Common Stock that are available for, and subject to, issuance under the 2016 Plan and that are not subject to any grants or awards under the 2016 that are outstanding immediately prior to the Effective Time shall not be deemed or treated as being issued and outstanding immediately prior to the Effective Time for purposes of the foregoing provisions of this paragraph and, therefore, shall not be included in the calculation of the Adjusted Outstanding Leap Shares or the Exchange Ratio. The calculation of the Adjusted Outstanding Leap Shares shall be set forth in detail in a certificate of the corporate secretary of Leap delivered to M-CO no later than the Closing. For purposes of further clarity, the following actions that are required to be taken at the Closing pursuant to other provisions of this Agreement will be taken sequentially in the order listed below: (1) first, the Recap shall be effected and all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes, including any dividends or interest accrued thereon, shall be converted into shares of Leap Common Stock pursuant to the Recap; (2) second, Leap shall grant the Leap Stock Options contemplated under Section 6.21 of this Agreement unless such Leap Stock Options had already been granted prior to Recap; (3) third, the Leap Charter shall be filed with the Secretary of State of the State of Delaware and the Pre-Closing Leap Share Conversion shall become effective pursuant to the Leap Charter as so filed; (4) fourth, the Equity Investment shall be consummated and all shares of Leap Common Stock to be issued pursuant to the Equity Investment shall be issued and outstanding; and (5) fifth, each of the Amended and Restated 2012 Plan and the 2016 Plan becoming effective, with the terms of the Amended and Restated 2012 Plan applying to all Leap Stock Options previously granted under the 2012 Plan; and, to the extent not previously granted, the Leap Stock Options contemplated by Section 6.21 of this Agreement may be granted under the Amended and Restated 2012 Plan immediately prior to the Effective Time (it being understood that no Leap Stock Options will be granted on or prior to the Effective Time under the 2016 Plan).

          (iv)  "Leap Percentage" will equal (A) sixty-five percent (65%), if M-CO has an amount of Net Cash equal to or greater than $22.0 million as determined in accordance with the provisions of Section 2.01(c) hereof and (B) the Adjusted Percentage, if M-CO has an amount of Net Cash less than $22.0 million as determined in accordance with the provisions of Section 2.01(c) hereof.

           (v)  "M-CO Percentage" means one hundred percent (100%) minus the Leap Percentage.

          (vi)  "Adjusted Percentage" will equal the quotient (calculated to the nearest 1/10,000 decimal place and expressed as a percentage by multiplying such quotient by 100) of (A) $100 million minus $13 million minus the amount of Net Cash as determined in accordance with the provisions of Section 2.01(c) hereof divided by (B) $100 million.

         (vii)  "Determination Date" will be a date mutually agreed upon by the Company and Leap which is intended initially to be approximately five (5) Business Days prior to the Closing Date.

        (c)    Determination of Net Cash.

            (i)  Within two (2) calendar days following the Determination Date (using the then-expected Closing Date to determine such deadline), M-CO will deliver to Leap a schedule (the "Net Cash Schedule") setting forth a good faith estimate of the Net Cash (as determined in accordance with the definition of Net Cash) (the "Net Cash Calculation") as of immediately prior to Closing prepared by M-CO's Chief Financial Officer, together with the work papers and back-up materials used in preparing the applicable Net Cash Schedule. The calculation of Net Cash thereon shall be consistent with the presentation, methodologies and assumptions used in preparing M-CO's calculation of Net Cash set forth on Exhibit E hereto, which calculation has been prepared for illustrative purposes as though the Closing Date was June 30, 2016.

           (ii)  Within two (2) Business Days after M-CO delivers the Net Cash Schedule to Leap (the "Response Date"), Leap will have the right to dispute any part of such Net Cash Schedule (so long as such dispute will have an effect, if correct, on the Leap Percentage or the Adjusted Percentage) by delivering a written notice to that effect to M-CO (a "Dispute Notice"), except that the foregoing provisions of this sentence shall be subject to the provisions of Section 2.01(c)(v) below. Any Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such proposed revisions.

          (iii)  If on or prior to the Response Date, (A) Leap notifies M-CO in writing that it has no objections to the Net Cash Calculation set forth in the Net Cash Schedule or (B) Leap fails to deliver a Dispute Notice as set forth above, then, subject to the provisions of Section 2.01(c)(v) below, the Net Cash Calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash for purposes of this Agreement.

          (iv)  If Leap delivers a Dispute Notice on or prior to the Response Date as provided above or if the provisions of Section 2.01(c)(v) below become applicable (the "Net Cash Dispute"), then the Parties shall attempt to resolve the underlying dispute in good faith. If the Parties agree on the amount of any of the deviations from the Net Cash Schedule, the amount they agree upon will be final. If the Parties, notwithstanding such good faith effort, fail to resolve such dispute within five (5) calendar days after M-CO received the Net Cash Dispute, then the Parties jointly shall engage the Independent Accountant. Each of M-CO and Leap will provide the Independent Accountant and the other Party with a statement of its position as to the amount for each Net Cash Dispute within ten (10) calendar days from the date of the referral. The Independent Accountant will make a written determination as promptly as practicable, but in any event within fifteen (15) calendar days after the date on which the Net Cash Dispute is referred to the Independent Accountant, by determining the Net Cash, which will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash for purposes of this Agreement, and the Exchange Ratio. If at any time M-CO and Leap resolve the Net Cash Dispute, then notwithstanding the preceding provisions of this clause (iv), the Independent Accountant's involvement promptly will be discontinued and the Net Cash Calculation will be revised, if necessary, to reflect such resolution and thereupon will be final and binding for all purposes under this Agreement. The Parties will make readily available to the Independent Accountant all relevant books and records relating to the Net Cash Calculation and the calculation set forth in the Net Cash Schedule and all other items reasonably requested by the Independent Accountant in connection with resolving the Net Cash Dispute. The costs and expenses of the Independent Accountant will be borne by M-CO and Leap based upon the percentage that the portion of the contested amount not awarded to such party bears to the actual amount contested by such party. Notwithstanding anything contained herein to the contrary, any expenses incurred in resolving disputes shall affect the amount of Net Cash utilized in determining the Exchange Ratio and the Net Leap AP utilized in determining the Net Leap AP Calculation based on the amounts resulting from the percentage of the expenses borne by M-CO and Leap, respectively, as determined by the foregoing sentence.

           (v)  In the event at any time after the Response Date but prior to the Closing, either Leap or M-CO reasonably believes in good faith that the Net Cash Schedule previously delivered pursuant to Section 2.01(c)(i) does not constitute a good faith estimate of the Net Cash (as determined in accordance with the definition of Net Cash) as of immediately prior to Closing and such belief is (A) not with respect to any matter or item that has already been decided or determined in accordance with the provisions of Section 2.01(c)(iv) above and (B) not with respect to any matter or item that the Party exercising its rights under this Section 2.01(c) (v) knew was not reflected or was not properly or sufficiently reflected in such Net Cash Schedule, if, but only if, such Party had such knowledge, in the case of M-CO, prior to the delivery of such Net Cash Schedule and, in the case of Leap, prior to the Response Date applicable to such Net Cash Schedule or, if applicable, prior to the date that another notice was given pursuant to this clause (v) that did not include such item, then Leap or M-CO, as the case may be, shall provide written notice to the other that Leap or M-CO, as the case may be, is exercising its rights under this Section 2.01(c)(v), in which case the parties shall follow the procedures set forth in Section 2.01(c)(iv) to resolve such Net Cash Dispute. The provisions of this Section 2.01(c)(v) may become applicable only twice. Notwithstanding the foregoing, there shall be no adjustment to the Exchange Ratio or reduction in Net Cash for any purpose under this Agreement to the extent that the difference between (a) Net Cash as determined pursuant to a Net Cash Dispute under this Section 2.01(c)(v) and (b) Net Cash as determined without giving effect to the conclusions or resolution of such Net Cash Dispute under this Section 2.01(c)(v), is equal or less than $100,000.

        (d)    Determination of Net Leap AP.     Within five (5) Business Days prior to the Closing Date, Leap will deliver to M-CO a schedule (the "Net Leap AP Schedule") setting forth a good faith estimate of the Net Leap AP (as determined in accordance with GAAP (the "Net Leap AP Calculation") as of immediately prior to Closing prepared by Leap's Chief Financial Officer), together with the work papers and back-up materials used in preparing the applicable Net Leap AP Schedule. The Net Leap AP Calculation thereon shall be consistent with the presentation, methodologies and assumptions set forth on Exhibit F hereto, which calculation has been prepared for illustrative purposes as though the Closing Date were on June 30, 2016. The provisions of Section 2.01(c)(ii)-(iv) shall apply to the final determination of the Net Leap AP in case of a dispute, mutatis mutandis.

        (e)    Fractional Shares.     No fractional shares of Leap Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in Section 2.01(a), and no certificates or scrip for any such fractional shares shall be issued. Any holder of M-CO Ordinary Shares who would otherwise be entitled to receive a fraction of a share of Leap Common Stock (after aggregating all fractional shares of Leap Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder's Certificates representing M-CO Ordinary Shares (if Certificate were issued), be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.01(e), a cash payment in lieu of such fractional share be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the value of a share of Leap Common Stock as determined by the Board of Directors of Leap in good faith based on the value per share reflected by the transaction contemplated hereby.

        (f)    Certain Adjustments.     If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Leap Common Stock or M-CO Ordinary Shares shall have been changed into a different number of shares or a different class of shares (except in connection with the Pre-Closing Leap Share Conversion) by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be appropriately and proportionately adjusted to provide to the holders of Leap Common Stock and the holders of M-CO Ordinary Shares the same economic effect as contemplated by this Agreement prior to such event.

        (g)    Cancellation Shares.     Each M-CO Ordinary Share that immediately prior to the Effective Time is considered a dormant share (or menayah redumah) (a "Dormant Share"), under Israeli law, and each M-CO Ordinary Share owned, directly or indirectly, by Leap or Merger Sub immediately prior to the Effective Time shall at the Effective Time, and without any further action on the part of Leap, Merger Sub, M-CO or any shareholder of M-CO, be cancelled and retired and shall cease to exist and no payment shall be made in respect thereof.

        (h)    Merger Sub.     At the Effective Time, by virtue of and simultaneously with the Merger and without any further action on the part of Leap, Merger Sub or M-CO, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and non-assessable Ordinary Share, NIS 0.01 par value, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

        SECTION 2.02.    Exchange of Certificates.

        (a)    Exchange Agent.     Prior to the Effective Time, Leap and M-CO shall appoint a commercial bank, trust company or nationally recognized shareholder service provider to be mutually agreed upon to act as exchange agent (the "Exchange Agent") for the delivery of the Merger Consideration to holders of M-CO Ordinary Shares (together with any cash in respect of any other dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c)). Promptly following the Effective Time, M-CO shall provide Leap (with a copy to the Exchange Agent) the shareholders registry of M-CO updated to the last day of trading of M-CO Ordinary Shares immediately prior to the date on which the Effective Time occurs (the "Final Shareholders Registry"). At or prior to the Effective Time, Leap shall deposit with the Exchange Agent, for the benefit of holders of Certificates and Book-Entries appearing in the Final Shareholders Registry, for exchange in accordance with this Article II through the Exchange Agent, shares of Leap Common Stock (in certificated or book-entry form) to be delivered as the Merger Consideration and cash in amounts sufficient to pay any cash in lieu of fractional shares which holders of Certificates and Book-Entries have the right to receive pursuant to Section 1.05(c) (the "Exchange Fund"). Leap shall instruct the Exchange Agent to timely pay the Merger Consideration and such other amounts in accordance with this Agreement.

        (b)    Exchange Procedures.

            (i)  As soon as reasonably practicable after the Effective Time, Leap shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares were converted pursuant to Section 2.01(a) into the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (B) shall have such other provisions as Leap and

  M-CO may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a physical certificate or uncertificated book-entry representing that number of whole shares of Leap Common Stock that such holder has the right to receive in respect of the aggregate number of shares of M-CO Ordinary Shares previously represented by such Certificate pursuant to Section 2.01(a) and a check representing any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate, and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of M-CO Ordinary Shares that is not registered in the transfer records of M-CO, a physical certificate or uncertificated book-entry representing the proper number of shares of Leap Common Stock pursuant to Section 2.01(a) and a check representing any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) may be delivered to a transferee if the Certificate representing such M-CO Ordinary Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes, if any, have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate pursuant to Section 2.01(a) (together with any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

           (ii)  Notwithstanding anything to the contrary in this Agreement, any holder of a Book-Entry shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(a) and any cash in respect of any dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c) in respect of such Book-Entry. In lieu thereof, each holder of record of one or more Book-Entry whose shares were converted into the right to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(a) and any cash in respect of any dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c) in respect of such Book-Entry(ies) shall upon receipt by the Exchange Agent of an "agent's message" in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Leap shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(a) and any cash in respect of any dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c) in respect of such Book-Entry, and the Book-Entry of such holder shall forthwith be cancelled.

        (c)    Treatment of Unexchanged Shares.     No dividends or other distributions declared or made with respect to Leap Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry with respect to the shares of Leap Common Stock issuable upon surrender thereof, and no cash in respect of any dividends or distributions with a record date prior to the Effective Time that have been declared with respect to the M-CO Ordinary Shares shall be paid to any such holder, until the surrender of such Certificate or Book-Entry in accordance with this Article II. Subject to escheat or other applicable Law, following surrender of any such Certificate or Book-Entry, there shall be paid to the holder of the Certificate or Book-Entry, without interest, at the time of surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to each share of Leap Common Stock that such holder has the right to receive pursuant to Section 2.01(a).

        (d)    No Further Ownership Rights in M-CO Ordinary Shares.     The shares of Leap Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of M-CO Ordinary Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entries shall cease to have any rights as shareholders of M-CO other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon surrender of such Certificates or Book-Entries in accordance with Section 2.02(c), without interest, and (ii) the share transfer books of M-CO shall be closed with respect to all shares of M-CO Ordinary Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the share transfer books of the Surviving Company of M-CO Ordinary Shares that were outstanding immediately prior to the Effective Time and M-CO Ordinary Shares outstanding immediately prior to the Effective Time shall, from and after the Effective Time, be deemed for all purposes to evidence solely the right in accordance with the terms of this Agreement to receive the allocable Merger Consideration. If, after the Effective Time, any Certificates or Book-Entries formerly representing shares of M-CO Ordinary Shares are presented to Leap, the Surviving Company, Leap Company or the Exchange Agent for any reason, such Certificates or Book-Entries shall be canceled and exchanged as provided in this Article II.

        (e)    Termination of Exchange Fund.     Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entries for one year after the Effective Time shall be delivered to Leap, upon demand, and any holder of Certificates or Book-Entries who has not theretofore complied with this Article II shall thereafter look only to Leap for satisfaction of its claim for Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

        (f)    No Liability.     None of Leap, Merger Sub, M-CO or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry has not been surrendered prior to the date on which the Merger Consideration to be paid in respect of such Certificate or Book-Entry would otherwise escheat to or become the property of any Governmental Entity, any Merger Consideration to be paid in respect of such Certificate or Book-Entry shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Leap, free and clear of all claims or interest of any Person previously entitled thereto.

        (g)    Investment of Exchange Fund.     The Exchange Agent shall invest any cash in the Exchange Fund as directed by Leap on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under this Article II, including Section 2.02(c), shall be promptly returned to Leap.

        (h)    Withholding Rights.

            (i)  Each of Leap, Merger Sub, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from any amount otherwise payable or deliverable (whether in cash or in kind) to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Israeli Tax Ordinance and any other applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. No withholding or reduced withholding under the Israeli Tax Ordinance will be made from any consideration payable hereunder to the extent that recipient of such consideration has provided the payor with a valid exemption or confirmation of a reduced withholding rate or any other applicable withholding tax ruling issued by the ITA which is sufficient to enable Leap to conclude that no withholding or a reduced rate of withholding, as applicable, of Israeli Tax is required with respect to such recipient ("Valid Certificate"). For such purpose each of the Withholding Tax Ruling, the Options Tax Ruling and any Tax ruling issued by the ITA in accordance with the provisions of Section 104H of the Israeli Tax Ordinance ("Section 104H Tax Ruling") will be considered a Valid Certificate, provided, that for the avoidance of doubt, Leap shall have had an opportunity to review, comment and approve the application made to the ITA with respect to such Valid Certificate. All amounts so withheld shall be duly transferred to the ITA, and documentation regarding such transfer shall be provided to the party from which the taxes were withheld as promptly as reasonably practicable (but in any event within 10 (ten) Business Days) following such person's request.

           (ii)  M-CO instructed its Israeli counsel to prepare and file with the ITA an application for a ruling confirming that the conversion of M-CO Section 102 Options in accordance with the provisions of Section 6.04(a) hereof shall not be regarded as a violation of the provisions of Section 102 and the "requisite holding period" (as such term is defined in Section 102) so long as that such options will be deposited with the Section 102 Trustee until (at least) the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the "Options Tax Ruling"). If the Options Tax Ruling is not granted prior to the Closing M-CO shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Leap and any Person acting on its behalf shall be exempt from Israeli withholding tax in relation to the conversion of M-CO Section 102 Options pursuant to this Agreement (the "Interim Options Tax Ruling"). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

          (iii)  M-CO instructed its Israeli counsel to prepare and file with the ITA an application for a ruling confirming, among others, that with respect to holders of M-CO Ordinary Shares that are non-Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the ITA), (A) exempting Leap, the Exchange Agent and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Leap, the Exchange Agent and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the M-CO Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the "Withholding Tax Ruling").

          (iv)  Each of Leap and M-CO shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation of any written or oral submissions or applications that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Leap or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Neither M-CO nor its Representatives shall make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior review and consent of Leap's Representatives. To the extent that Leap's Representatives elect not to participate in any such meeting or discussion, M-CO's Representatives shall provide Leap's Representatives a full and accurate report of the discussions and/or meetings held with the ITA. Should the written consent of Leap to the final version of the Options Tax Ruling, the Interim Options Tax Ruling or the Withholding Tax Ruling be required, such consent shall not be unreasonably withheld, conditioned or delayed.

        (i)    Lost Certificates.     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Leap, the posting by such Person of a bond, in such reasonable amount as Leap may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

ARTICLE III

Representations and Warranties of Leap and Merger Sub

        Except as disclosed in the disclosure letter (the "Leap Disclosure Letter") delivered by Leap to M-CO prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Leap Disclosure Letter relates), Leap and Merger Sub hereby represent and warrant to M-CO as follows:

        SECTION 3.01.    Corporate Organization.

        (a)    Leap.     (i) Leap is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Leap has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

           (ii)  True and complete copies of the Leap Charter and the Leap By-laws, each as in effect as of the date of this Agreement, have previously been made available to M-CO.

          (iii)  Each Leap Subsidiary (A) is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in clause (B) as would not, individually or in the aggregate, be material.
        (b)    Merger Sub.

            (i)  A true and complete copy of the articles of association of Merger Sub, in effect as of the date of this Agreement, has previously been made available to M-CO.

           (ii)  Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other Transactions. The authorized share capital of Merger Sub consists of 1,000,000 ordinary shares, all of which have been duly issued, are fully paid and nonassessable and are owned directly by Leap free and clear of any liens, pledges, charges and security interests and similar encumbrances ("Liens").

        SECTION 3.02.    Capitalization.     (a) Authorized and Issued Shares. (i) As of the date of this Agreement, the authorized Leap capital stock consists of (A) 58,500,000 shares of Leap Common Stock and (B) 42,500,000 shares of preferred stock, par value $0.001 per share (the "Leap Preferred Stock," and, together with the Leap Common Stock, the "Leap Capital Stock"). As of the date of this Agreement, (1) zero shares of Leap Common Stock were issued and outstanding, (2) no shares of Leap Common Stock were held in Leap's treasury, (3) 42,281,984 shares of Leap Preferred Stock were issued and outstanding (of which 9,000,000 were designated Series A Preferred Stock, 21,500,000 were designated Series B Preferred Stock and 11,781,984 were designated Series C Preferred Stock), (4) 1,221,520 shares of Leap Common Stock were reserved and available for issuance pursuant to the 2012 Equity Incentive Plan, as amended and in effect from time to time (the "2012 Plan," which term shall include the Amended and Restated 2012 Plan to be adopted by Leap and to become effective immediately prior to the Effective Time pursuant to Section 6.13(e) hereof) and (5) options to purchase Leap Common Stock pursuant to the 2012 Plan were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 864,638 shares of Leap Common Stock. Prior to the Effective Time, Leap will adopt the Amended and Restated 2012 Plan and the 2016 Equity Incentive Plan (the "2016 Plan" and together with the 2012 Plan, collectively, the "Leap Stock Plans") in accordance with the provisions of Section 6.13(e) hereof, and Leap will reserve and maintain available for issuance under each of the 2012 Plan and the 2016 Plan the number of shares of Leap Common Stock that are authorized for issuance under the 2012 Plan and the 2016 Plan, respectively, in accordance with the provisions of Section 6.13(e) hereof. Immediately prior to the Effective Time, there will be no options outstanding to purchase Leap Common pursuant to the 2016 Plan (for purpose of this Agreement, options to purchase Leap Common Stock under either the 2012 Plan or the 2016 Plan are referred to, collectively, as "Leap Stock Options"). As of the date of this Agreement, (I) no shares of capital stock or other voting securities of, (II) other equity or voting interests in or (III) securities convertible into or exchangeable for, or Leap Stock Options or other options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in (clauses (i), (II) and (III), collectively, "Equity Interests") Leap were issued, reserved for issuance or outstanding except as set forth in this Section 3.02(a)(i). All of the issued and outstanding shares of Leap Capital Stock are and, at the time of issuance, all such shares that may be issued in connection with the Equity Investment, as Merger Consideration or upon the exercise of, or pursuant to, Leap Stock Options or the Leap Stock Plans will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law of the State of Delaware (the "DGCL"), the Leap Charter, the New Leap Charter, the Leap By-laws, the New Leap By-laws or any Contract to which Leap is a party or by which it is otherwise bound.

           (ii)  As of the date of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Leap or any Leap Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of Leap or any Leap Subsidiary, other than (w) Leap Common Stock, including, without limitation, Leap Common Stock to be issued pursuant to this Agreement, (x) Leap Preferred Stock (which shall be converted in full prior to Closing), (y) Leap Stock Options and rights under the 2012 Plan and (z) the Leap Notes. As of the date of this Agreement, except for Forfeitures and Cashless Settlements in connection with the Leap Stock Options and the 2012 Plan, except for the redemption rights of the Leap Preferred Stock and except for the Leap Notes which shall be converted in full prior to Closing, there are not any outstanding obligations of Leap or any of the Leap Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in Leap or any Leap Subsidiary. Neither Leap nor any of the Leap Subsidiaries is party to any agreement with respect to the voting of any capital stock or voting securities of, or voting of other equity interests in, Leap that will survive the Closing Date. All consents necessary under the Amended and Restated Stockholders' Agreement, dated as of December 10, 2015 (the "Leap Shareholders' Agreement"), by and among Leap and the Leap shareholders identified therein, for Leap and Merger Sub to consummate the Merger and the other Transactions have been obtained, and no provision of the Leap Shareholders' Agreement does or will prohibit, restrict, limit, prevent or delay Leap or Merger Sub from consummating the Merger or any of the other Transactions. The Existing Leap Corporate Agreements will terminate as of the Effective Time without any continuing liabilities or obligations for Leap.

          (iii)  Leap has made available to M-CO a complete and correct list of all Leap Stock Options outstanding as of the date of this Agreement, and Leap will make available to M-CO at the Closing a complete and correct list of all Leap Options outstanding immediately prior to the Effective Time, which includes, with respect to each such Leap Stock Option, the (A) exercise price, (B) number of shares of Leap Common Stock underlying such award and (C) the Leap Stock Plan under which the options were issued.

          (iv)  Pursuant to the Equity Investment (which will occur prior to the Effective Time), Leap will issue shares of Leap Common Stock called for by the calculations set forth in Section 7.03(d).

           (v)  All convertible promissory notes of Leap entitling the holders thereof, upon conversion in accordance with the respective terms thereof, to receive shares of Leap capital stock (the "Leap Notes") shall be converted into shares of Leap Common Stock or Leap Preferred Stock prior to the Closing, and, in the event that any Leap Notes are converted into shares of Leap Preferred Stock prior to the Closing, all of such shares of Leap Preferred Stock will also be converted into shares of Leap Common Stock prior to the Closing. As of the date of this Agreement, Leap Notes in the aggregate principal amount of $19,000,000 were issued and outstanding. As of the date of this Agreement, there are no promissory notes outstanding other than the Leap Notes. No additional Leap Notes will be issued after completion of the Recap.

        (b)   As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of Leap having the right to vote on any matters on which shareholders may vote ("Leap Voting Debt") are issued or outstanding.

        (c)   As of the date of this Agreement, all of the issued and outstanding Equity Interests of each "significant subsidiary" (as such term is defined under Regulation S-X of the U.S. Securities and Exchange Commission (the "SEC")) of Leap are owned by Leap, directly or indirectly, free and clear of any Liens, other than Liens for Taxes that are not yet due and immaterial Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such Equity Interests (other than restrictions under applicable securities Laws), and all of such Equity Interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except for the Equity Interests of the Leap Subsidiaries, Leap does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other Equity Interest in any Person. As used in this Agreement, (i) "Subsidiary," when used with respect to any Person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (A) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (B) a majority of the Equity Interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (ii) the terms "Leap Subsidiary" and "M-CO Subsidiary" will mean any direct or indirect Subsidiary of Leap or M-CO, respectively.

        (d)   The actions contemplated by clause (y) of Section 6.13(c) are sufficient to effect the conversions on the terms contemplated by the Recap.

        (e)   The shareholders of Leap signing Voting Agreements represent 100% of the outstanding shares of Leap's capital stock.

        SECTION 3.03.    Authority; No Violation.     (a) Leap has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the Leap Board. The Leap Board has declared the advisability of, and recommended that its shareholders adopt, the New Leap Charter, and the New Leap Charter has been adopted by the affirmative consent of holders of the requisite number of outstanding shares of Leap Common Stock and Leap Preferred Stock. No corporate proceedings on the part of Leap or any other vote by the holders of any class or series of Leap Capital Stock are necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the New Leap Charter as required by the DGCL). This Agreement has been duly and validly executed and delivered by Leap and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Leap, enforceable against Leap in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

        (b)   Neither the execution and delivery of this Agreement by Leap and Merger Sub nor the consummation by Leap and Merger Sub of the Merger or the other Transactions, nor compliance by Leap and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Leap Charter, the New Leap Charter, the Leap By-laws, the New Leap By-laws or the articles of association of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Leap, any of the Leap Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Leap or any of the Leap Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, Leap License, lease, agreement or other instrument or obligation to which Leap or any of the Leap Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

        (c)   Merger Sub has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved by the board of directors of Merger Sub. The board of directors of Merger Sub has determined that this Agreement, the Merger and the other Transactions are in the best interests of Merger Sub and its sole shareholder and that considering the financial position of Merger Sub and M-CO, no reasonable concern exists that the Surviving Company will be unable to fulfill both the obligations of Merger Sub to its creditors, adopted this Agreement, recommended that its sole shareholder vote in favor of the approval of this Agreement and directed that this Agreement be submitted to its sole shareholder for approval in connection with the consummation of the Merger and the other Transactions. Except for the approval of this Agreement by Leap as the sole shareholder of Merger Sub, no other corporate proceeding on the part of Merger Sub or any other vote by the sole shareholder of Merger Sub is necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents as required by the Companies Law). This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

        SECTION 3.04.    Consents and Approvals.     Except for (a) the filing with the SEC of a registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus (the "Form S-4"), and declaration of effectiveness of the Form S-4, and the filing with the SEC of such other reports required in connection with the Merger under, and such other compliance with, the Securities Exchange Act of 1934 (the "Exchange Act"), and the Securities Act of 1933 (the "Securities Act") and the rules and regulations thereunder, (b) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law and the New Leap Charter with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) compliance with notices and filings under all applicable domestic or foreign antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, "Antitrust Laws"), (d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Leap Common Stock constituting the Merger Consideration, and (e) any filings required under the rules and regulations of The NASDAQ Stock Market, Inc. ("NASDAQ") (including, inter alia, to permit the shares of Leap Common Stock that are to be issued as the Merger Consideration to be listed thereon), no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any federal, state, local or foreign government, court of competent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (each, a "Governmental Entity") are necessary in connection with (i) the execution and delivery by Leap and Merger Sub of this Agreement and (ii) the consummation by Leap and Merger Sub of the Transactions.

        SECTION 3.05.    Reports.     Leap and each of the Leap Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2016, with (a) the SEC, (b) any state or other federal regulatory authority (other than any taxing authority, which is covered by Section 3.10) and (c) any foreign regulatory authority (other than any taxing authority, which is covered by Section 3.10) (collectively, "Regulatory Agencies"), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments, would not, individually or in the aggregate, reasonably be expected to be material to Leap or any of the Leap Subsidiaries.

        SECTION 3.06.    Financial Statements.      (a) Section 3.06(a) of the Leap Disclosure Letter includes true and complete copies of Leap's audited consolidated balance sheet as of December 31, 2015 and December 31, 2014, and the related consolidated audited statements of operations, cash flows and stockholders equity for the twelve (12) months ended December 31, 2015 and December 31, 2014, together with the notes thereto and the reports and opinions of EisnerAmper LLP relating thereto, and the unaudited balance sheet of Leap as of June 30, 2016, and the related unaudited statements of operations, cash flow and stockholders' equity for the three-month period then ended (collectively, with any quarterly statements prepared prior to Closing, the "Leap Financial Statements"). The Leap Financial Statements (i) complied, or will comply as to form in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto (ii) were prepared and will be prepared, as the case may be, in all material respects in accordance with generally accepted accounting principles in the United States ("GAAP") applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (iii) fairly present, in all material respects, the financial condition, the cash flows and operating results of Leap and its Subsidiaries as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material). The balance sheet of Leap as of December 31, 2015 is hereinafter referred to as the "Leap Balance Sheet."

        (b)   Leap and its Subsidiaries, collectively, maintain adequate disclosure controls and procedures designed to ensure that material information relating to Leap and its Subsidiaries is made known to the Chief Executive Officer or President and the Chief Financial Officer of Leap by others within those entities.

        (c)   None of Leap, Leap's Subsidiaries or, any director, officer, employee, or internal or external auditor of Leap and Leap's Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that any of Leap or Leap's Subsidiaries has engaged in questionable accounting or auditing practices.

        (d)   During the periods covered by the Leap Financial Statements, there have been no: (i) changes in the internal control over financial reporting of Leap and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, Leap's and its Subsidiaries internal control over financial reporting; (ii) significant deficiencies and material weaknesses in internal accounting controls utilized by Leap and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of Leap or its Subsidiaries or other employees of Leap or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by Leap or its Subsidiaries.

        (e)   Except (i) for those liabilities that are reflected or reserved against on the most recent audited consolidated balance sheet of Leap or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and (iii) for liabilities and obligations incurred in connection with this Agreement, Leap and its Subsidiaries do not have any liabilities of any material nature.

        (f)    Each of Leap and Leap Subsidiaries has dully paid when due (according to the original payment schedule thereof) all principal and interest payments on account of any of their Indebtedness.

        (g)   Neither Leap nor any of Leap's Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Leap and any of Leap's Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance-sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Leap or any of the Leap Subsidiaries in the Leap Financial Statements or such Leap Subsidiary's financial statements.

        (h)   Neither Leap nor any of the Leap Subsidiaries is, or has at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

        SECTION 3.07.    Advisors' Fees.     None of Leap, any Leap Subsidiary or any of their respective officers or directors has employed any broker, finder, investment banker or financial advisor (each, an "Advisor"), or incurred any liability for any broker's fees, commissions, finder's fees or other Advisor fees, in connection with the Merger.

        SECTION 3.08.    Absence of Certain Changes or Events.     (a) Since January 1, 2016, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Leap or on any of Leap Subsidiaries.

        (b)   Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2016, through the date of this Agreement, Leap and the Leap Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

        SECTION 3.09.    Legal Proceedings.     (a) Except as set forth in Section 3.09(a) of the Leap Disclosure Letter, none of Leap or any of the Leap Subsidiaries is a party to any, and there are no pending or, to Leap's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Leap or any of the Leap Subsidiaries, or, to Leap's knowledge, any of the directors, officers or employees of Leap of any of its Subsidiaries in their capacity as such. Since the date of incorporation, neither Leap nor any of its Subsidiaries has settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to Leap or any of its Subsidiaries.

        (b)   There is no Injunction, judgment or regulatory restriction imposed upon Leap, any of the Leap Subsidiaries or the assets of Leap or any of the Leap Subsidiaries.

        SECTION 3.10.    Taxes and Tax Returns.

        (a)   Leap and the Leap Subsidiaries have timely filed with the proper Tax Authority, taking into account any extensions, all Tax Returns required to be filed by them, and all such Tax Returns are accurate and complete in all material respects. All material Taxes required to be paid by Leap and the Leap Subsidiaries (whether or not shown on any Tax Return) on or before the Closing Date, have been timely paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings.

        (b)   There are no Liens for Taxes on any assets of Leap or the Leap Subsidiaries.

        (c)   No deficiency for any Tax has been asserted or assessed by a taxing authority against Leap or any of the Leap Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

        (d)   Leap and the Leap Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid.

        (e)   Each of Leap and Leap Subsidiaries has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, stockholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all withholding Tax Returns, for all periods.

        (f)    Neither Leap nor any of the Leap Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Leap and the Leap Subsidiaries).

        (g)   Neither Leap nor any of the Leap Subsidiaries has (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

        (h)   Neither Leap nor any of the Leap Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of Leap or any of the Leap Subsidiaries pursuant to Section 481 of the Code.

        (i)    No audits are presently pending with regard to any Taxes or Tax Returns of Leap or any of the Leap Subsidiaries. No notification has been received by Leap or any of the Leap Subsidiaries that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to Leap or any of the Leap Subsidiaries or any Tax Return filed by or with respect to Leap or any of the Leap Subsidiaries.

        (j)    All Tax deficiencies that have been claimed, proposed, assessed or asserted against Leap or any of the Leap Subsidiaries have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

        (k)   There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Leap or any of the Leap Subsidiaries.

        (l)    Neither Leap nor any of the Leap Subsidiaries is a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

        (m)  Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), Leap has made available to M-CO true, correct and complete copies of the United States federal income Tax Returns and any material state, local or non-U.S. Tax Returns for Leap or any of the Leap Subsidiaries for any jurisdiction for each of the taxable period commencing on January 1, 2014 and ending on December 31, 2014.

        (n)   Neither Leap nor any of the Leap Subsidiaries has received notice of any claim made by a Tax Authority in a jurisdiction where Leap or the Leap Subsidiary does not file Tax Returns, that Leap or the Leap Subsidiary is or may be subject to taxation by that jurisdiction.

        (o)   Neither Leap nor any of the Leap Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is Leap), or has any liability for Taxes of any Person (other than Leap or the Leap Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

        (p)   Neither Leap nor any of the Leap Subsidiaries has been either a "distributing corporation" or a "controlled corporation" within the meaning of Section 355 of the Code within the past two years.

        (q)   Neither Leap nor any of the Leap Subsidiaries has engaged in any "listed transaction" within the meaning of Treasury Regulation 1.6011-4.

        (r)   Leap does not intend to continue, or to cause M-CO to continue, M-CO's historic business following the Merger. Leap does not intend to use, or to cause M-CO to use, a significant portion of M-CO's historic business assets in a business following the Merger.

        (s)   Neither Leap nor any of the Leap Subsidiaries has any current or accumulated earnings and profits.

        (t)    Each of Leap's shareholders is a "United States person" as defined in Section 7701(a)(30) of the Code.

        SECTION 3.11.    Employee Benefit Plans.

        (a)   For purposes of this Agreement, "Leap Benefit Plan" shall mean each benefit or compensation plan, program, fund or Contract, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund or Contract of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is sponsored, maintained or contributed to by Leap or any Leap Subsidiary (or required to be maintained or contributed to by Leap or any Leap Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, Leap or any of the Leap Subsidiaries or with respect to which Leap or any of the Leap Subsidiaries may, directly or indirectly, have any liability. As of the date of this Agreement, Section 3.11 of the Leap Disclosure Letter contains a true and complete list of each Leap Benefit Plan.

        (b)   Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap, each Leap Benefit Plan is in compliance with all applicable Laws, including the Employee Retirement Income Security Act of 1974 ("ERISA"), the Code, and the terms of such Leap Benefit Plan. The Internal Revenue Service has determined that each Leap Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and Leap is not aware of any event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap. No condition exists that is reasonably likely to subject Leap or any Leap ERISA Affiliate to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Leap Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to result in material liability to Leap. There are no pending or, to Leap's knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Leap Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap.

        (c)   Except for such matters that would not, individually or in the aggregate, reasonably be expected to result in material liability to Leap, there is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to Leap's knowledge, threatened against or affecting Leap or any Leap Subsidiary or (ii) lockout, strike, slowdown, work stoppage or, to Leap's knowledge, threat thereof by or with respect to any employees of Leap or any Leap Subsidiary.

        (d)   Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of Leap or any Leap Subsidiary, (ii) increase any benefits otherwise payable under any Leap Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits or (iv) constitute a "change in control" or similar event for the purposes of any Leap Benefit Plan.

        (e)   No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Leap or any Leap Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

        (f)    Leap has made available to M-CO a complete and correct list of all Leap Stock Options outstanding as of the date of this Agreement, and Leap will make available to M-CO at the Closing a complete and correct list of all Leap Stock Options outstanding immediately prior to the Effective Time, and each such list includes or will include, as applicable, with respect to each Leap Stock Option listed therein, the (A) grant date, (B) vesting schedule and (C) expiration date (if applicable) thereof.

        SECTION 3.12.    Internal Control.     Leap has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Leap's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Leap's receipts and expenditures are being made only in accordance with authorizations of Leap's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Leap's assets that could have a material effect on Leap's financial statements. Leap (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by Leap in the reports that it will file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to Leap's management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Leap's auditors and the board of directors of Leap (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Leap's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Leap's internal control over financial reporting. Since January 1, 2016, none of Leap, Leap's auditors, the Leap Board or the audit committee of the Leap Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii) .

        SECTION 3.13.    Compliance with Laws; Licenses.     (a) The businesses of each of Leap and the Leap Subsidiaries have been conducted in compliance with all federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, Injunctions, arbitration awards, agency requirements, licenses and permits of all Governmental Entities (each, a "Law" and collectively, "Laws"). No investigation or review by any Governmental Entity with respect to Leap or any of the Leap Subsidiaries is pending or, to Leap's knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. As of the Agreement Date, to the knowledge of Leap and Leap Subsidiaries, no condition or state of facts exits that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Each of Leap and the Leap Subsidiaries has all governmental permits, authorizations, registrations, waivers, licenses, franchises, variances, exemptions and orders issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, "Licenses" and the terms "Leap Licenses" and "M-CO Licenses" will mean Licenses of Leap or any of the Leap Subsidiaries or M-CO or any of the M-CO Subsidiaries, respectively) necessary to conduct its business as presently conducted.

        (b)   Leap and each of the Leap Subsidiaries are in compliance with (i) their respective obligations under each of the Leap Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Leap Licenses. There is not pending or, to Leap's knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against Leap or any of the Leap Subsidiaries relating to any of the Leap Licenses. To the knowledge of Leap and Leap Subsidiaries, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any Leap License, and to the knowledge of Leap and Leap Subsidiaries, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all Leap Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to Leap's knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any Leap License.

        SECTION 3.14.    Material Contracts.      (a) Section 3.14(a) of the Leap Disclosure Letter sets forth a complete list of each currently effective Contract to which Leap or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement (each, a "Leap Contract"):

            (i)  relating to leases of real property or personal property;

           (ii)  for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Leap or any of Leap's Subsidiaries of, or pursuant to which in the last year Leap or any of its Subsidiaries paid, in the aggregate, $50,000 or more;

          (iii)  for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year Leap or any of its Subsidiaries received, in the aggregate, $50,000 or more;

          (iv)  (a) any pledge, security agreement, deed of trust of other Contracts that impose a Lien on any of Leap's or any of its Subsidiaries' assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which Leap or any of its Subsidiaries assumes, or otherwise becomes liable for, the obligations of any other Person;

           (v)  that relates to any partnership, joint venture, strategic alliance, CRO (clinical research organization), hospital or other similar Contract;

          (vi)  relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

         (vii)  severance or change-in-control Contracts;

        (viii)  which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of Leap or Leap's Subsidiaries or, following the consummation of the Transactions, the business and operations of Surviving Company, Leap or any Affiliate of Leap, is or would be conducted, (ii) the Persons Leap or any of its existing or future Subsidiaries, may hire (other than Contracts with contract research organizations or other contractors or vendors that provide services to the Company and that contain provisions that prevent the Company from soliciting or hiring any personnel of such contract research organizations or such other contractors or vendors), (iii) the Persons Leap or any of its existing or future Subsidiaries may sell products or deliver services, or (iv) the scope of the business and operations of Leap and its Subsidiaries, taken as a whole;

          (ix)  providing for the grant by or to Leap of any license to or under any Intellectual Property Rights, other than (i) Contracts where the grant by or to Leap of any such license pursuant to such Contract is not material to Leap or its business, (ii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis by or to a contractor, service provider or collaborator of Leap in the context of such contractor, service provider or collaborator rendering research and development services to Leap or for the benefit of Leap, and (iii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis for research and the scope of the license to such Intellectual Property Rights does not include the right to practice or use such Intellectual Property Rights to sell or commercialize any product;

           (x)  containing any grant by Leap or any of its Subsidiaries to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

          (xi)  containing any royalty, dividend or similar arrangement based on the revenues or profits of Leap or any of its Subsidiaries;

         (xii)  with any Governmental Entity or a subcontractor to any Governmental Entity in connection with such Leap Contract;

        (xiii)  any Contract with (a) an executive officer or director of Leap or any of its Subsidiaries or any of such executive officer's or director's immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Leap or (c) to the Knowledge of Leap, any "related person" (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Leap or its Subsidiaries) (each, a "Leap Related Party Agreement");

        (xiv)  any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

         (xv)  relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of Leap or any of its Subsidiaries or any other Person, or for the grant to any Person of any preferential rights to purchase any such securities, property or assets;

        (xvi)  any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Leap or any of its Subsidiaries in excess of $100,000;

       (xvii)  establishing powers of attorney or agency agreements; and

      (xviii)  other than as set forth elsewhere on Section 3.14(a) of the Leap Disclosure Letter, and excluding customary confidentiality and non-disclose agreements, all other Contracts that are material to the business or operations of Leap and its Subsidiaries and commitments or agreements to enter into any of the foregoing.

        (b)   Leap has delivered or made available to M-CO accurate and complete copies of all Leap Contracts, including all amendments thereto. Except as set forth on Section 3.14(b) of Leap Disclosure Letter, there are no Leap Contracts that are not in written form. Neither Leap nor any Subsidiary of Leap has, nor to Leap's Knowledge, has any other party to a Leap Material Contract (as defined below) materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Leap or its Subsidiaries is a party or by which it is bound of the type described in clauses (i) through (xix) above (any such agreement, contract or commitment, a "Leap Material Contract"). As to Leap and Leap's Subsidiaries, as of the date of this Agreement, each Leap Material Contract is valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity. Except as set forth on Section 3.14(b) of the Leap Disclosure Letter, the consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Leap, any Subsidiary of Leap, or the Surviving Company to any Person under any Leap Material Contract or give any Person the right to terminate or alter the provisions of any Leap Material Contract. No Person (A) is renegotiating any material amount paid or payable to Leap or any of its Subsidiaries under any Leap Material Contract or any other material term or provision of any Leap Material Contract or (B) has provided notice to Leap or any of its Subsidiaries that it intends to terminate any Leap Material Contract or with respect to any breach or default in any material respect of any Leap Material Contract.

        SECTION 3.15.    Environmental Liability. (a):

            (i)  Each of Leap and the Leap Subsidiaries possesses and is in compliance with all Environmental Permits necessary to conduct its businesses and operations as currently conducted.

           (ii)  Each of Leap and the Leap Subsidiaries is in compliance and have complied with all applicable Environmental Laws, and neither Leap nor any Leap Subsidiary has received any (A) communication from any Governmental Entity or other Person that alleges that Leap or any Leap Subsidiary has violated or is liable under any Environmental Law or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

          (iii)  There are no Environmental Claims pending or, to Leap's knowledge, threatened against Leap or any of the Leap Subsidiaries and neither Leap nor any of the Leap Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against Leap or any of the Leap Subsidiaries nor there is any circumstance involving Leap or any of its Subsidiaries that would reasonably be expected to result in Environmental Claim.

        (b)   Releases. There have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected result in any Environmental Claim or liability.

        (c)   Definitions.

            (i)  "Environmental Claims" means any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation by any Governmental Entity or other Person alleging responsibility or liability (including responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence, Release of, or exposure to, any Hazardous Materials at any location or (y) any failure to comply with any Environmental Law or Environmental Permit.

           (ii)  "Environmental Laws" means all Laws issued, promulgated or entered into by or with any Governmental Entity relating to pollution or protection of the environment (including ambient air, surface water, groundwater, soils or subsurface strata) or, as it relates to the environment, the Release of or exposure to hazardous or toxic materials or protection of worker health from such exposure, including the rules and regulations of the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990; the Israeli Hazardous Substances Law, 1993; the Israeli Hazardous Substances Regulations (Disposal of Radioactive Waste), 2002; Hazardous Substances Regulations (Implementation of Provisions of the Montreal Protocol), (Amendment), 2009' the Israeli Clean Air Law, 2008; the Israeli Public Health Regulation (Systems for Drinking Water Pools), 1983; The Israeli Abatement of Nuisances Law, 1961; the European Union Directive 2002/96/EC on waste electrical and electronic equipment and the European Union Directive 2002/95/EC on the restriction or use of hazardous substances.

          (iii)  "Environmental Permits" means all Licenses required under applicable Environmental Laws.

          (iv)  "Hazardous Materials" means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls ("PCBs") or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes that in relevant form or concentration are regulated pursuant to any Environmental Law and shall include "hazardous substances" as defined in the Israeli Hazardous Substances Law, 1993 or under any applicable Environmental Law.

           (v)  "Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

        SECTION 3.16.    Takeover Laws.     To Leap's knowledge, there are no "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulations (each, a "Takeover Statute") applicable to the Merger or the other Transactions.

        SECTION 3.17.    Leap Information.     The information relating to Leap and the Leap Subsidiaries that is provided by Leap, any of the Leap Subsidiaries or Leap's Representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the Merger and the other Transactions, will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, and (b) in the case of the Proxy Statement, at the date it is first mailed to M-CO's shareholders or at the time of the M-CO Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and the Proxy Statement (except for such portions thereof that relate only to M-CO or any of the M-CO Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. The Listing Application will comply as to form in all material respects with the requirements of NASDAQ, except that no representation is made by Leap with respect to statements made or incorporated by reference therein based on information supplied by M-CO for inclusion or incorporation by reference therein.

        SECTION 3.18.    Affiliate Transactions.     Except as set forth on Section 3.18 of the Leap Disclosure Letter, to Leap's knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between Leap or any of the Leap Subsidiaries, on the one hand and (i) any holder of Equity Interest in Leap or any of Leap Subsidiaries, on the other hand, or (ii) any of Leap's other Affiliates (other than wholly owned Leap Subsidiaries), on the other hand, in the case of the clause (ii), that would be considered a "transaction" under Item 404 of Regulation S-K under the Securities Act if Leap were to be subject to such regulation.

        SECTION 3.19.    Intellectual Property.     (a) Except as set forth on Section 3.19 of the Leap Disclosure Letter, each of Leap and the Leap Subsidiaries owns, or has a valid license to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of their respective businesses as currently conducted (collectively, the "Leap IP Rights") and such (i) ownership or (ii) right to use the Leap IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by Leap or any of the Leap Subsidiaries are subsisting and, valid and enforceable. To Leap's Knowledge, none of the patents underlying the Leap IP Rights which are not owned by Leap or any of the Leap Subsidiaries are (i) invalid or (ii) subject third party invalidity claims.

        (b)   (i)    To Leap's knowledge, the conduct of the business as currently conducted and as presently proposed to be conducted by Leap and the Leap Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to Leap's knowledge, threatened against Leap or any of the Leap Subsidiaries or any indemnitee thereof, (ii) there is no claim, action or proceeding pending against Leap, any of the Leap Subsidiaries or, to Leap's Knowledge, any indemnitee of Leap, and, to Leap's knowledge, there is no claim, action or proceeding threatened against Leap, any of the Leap Subsidiaries or any indemnitee of Leap, in each case concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by Leap or any of the Leap Subsidiaries or used or alleged to be used in the business of Leap or any of the Leap Subsidiaries; (iii) none of Leap or any of the Leap Subsidiaries have filed or threatened in writing any claim against any third Person alleging that such Person infringes any Leap IP Right; and (iv) to Leap's knowledge, no third Person is infringing any Leap IP Right.

        (c)   RESERVED.

        (d)   Leap and each of the Leap Subsidiaries has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material Leap IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of Leap and the Leap Subsidiaries ("Confidential Leap IP"). None of Leap or any of the Leap Subsidiaries has disclosed any Confidential Leap IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

        (e)   (i)    Leap and the Leap Subsidiaries have complied with (A) all of their respective stated privacy policies, programs and other similar notices and (B) all data protection, privacy and other applicable Laws that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information; and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology.

        (f)    Section 3.19(f) of the Leap Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all options or licenses of any kind relating to Intellectual Property Rights granted to Leap or any of the Leap Subsidiaries (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)). All obligations for payment of monies currently due and payable by Leap or any of the Leap Subsidiaries in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

        (g)   Section 3.19(g) of the Leap Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by Leap or its Subsidiaries, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries are pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications therefor owned by Leap or any of the Leap Subsidiaries as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by Leap or any of the Leap Subsidiaries as of the date of this Agreement, to Leap's knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 3.19(g) of the Leap Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to Leap's knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to Leap's knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Section 3.19(f) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries has (and no such patents that are licensed to Leap or any of the Leap Subsidiaries has to the Leap's Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity. None of the trademarks or trademark applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries are (and no such trademarks or trademark applications that are licensed to Leap or any of the Leap Subsidiaries are to the knowledge of Leap) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries are (and no such patents or patent applications that are licensed to Leap or any of the Leap Subsidiaries are to the knowledge of Leap) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each inventor named on the patents and patent applications listed in Section 3.19(g) of the Leap Disclosure Letter that are owned by Leap or any of the Leap Subsidiaries has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to Leap or any of the Leap Subsidiaries, or in the case of licensed patents, to the appropriate owners.

        (h)   No current or former employee or consultant of Leap or any of the Leap Subsidiaries owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of Leap or any of the Leap Subsidiaries. All current and former employees and consultants of Leap or any of the Leap Subsidiaries who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of Leap or any of the Leap Subsidiaries (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of Leap or any of Leap Subsidiaries, as applicable, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to the leap or any of Leap Subsidiaries as applicable, and (b) expressly and irrevocably waived for the benefit of Leap and the Leap Subsidiaries all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by Leap and each of the Leap Subsidiaries. All amounts payable by Leap and each of the Leap Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any Leap Intellectual Property Rights have been paid in full.

        (i)    To Leap's Knowledge, the databases and organized or structured collections of data that are in use for capturing data, content or information owned or used by the CROs engaged by Leap for the conduct of its business, and material to the business of, each of Leap and each of the Leap Subsidiaries, are in good operating condition and are useable in the ordinary course of the business.

        (j)    All of the agreements and licenses between Leap or any of its Subsidiaries and each of (x) Eli Lilly and Company and (y) Lonza Sales AG are listed in Section 3.19(i) of the Leap Disclosure Letter (and the royalty rates in respect thereof is specified on Section 3.19(i) of the Leap Disclosure Letter).

        SECTION 3.20.    Compliance with Laws; Regulatory Compliance.     (a) Each of Leap and its Subsidiaries is in compliance in all material respects, with all Laws. No investigation or review by any Governmental Entity with respect to Leap or any of its Subsidiaries is pending or, to the Knowledge of Leap, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

        (b)   Each of Leap and its Subsidiaries and their respective employees and agents hold all permits, certificates, licenses, variances, registrations, exemptions, orders, consents and approvals from the U.S. Food and Drug Administration (the "FDA") and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of Leap Products (any such Governmental Entity, a "Leap Regulatory Agency") necessary for the lawful operation of the businesses of Leap and each of its Subsidiaries as currently conducted (the "Leap Permits"), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the "FDCA") and the regulations of the FDA promulgated thereunder, and the Public Health Service Act of 1944, as amended (the "PHSA"). Notwithstanding the foregoing, it is acknowledged that no Leap Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, orders, consents and/or approvals will be required before any Leap Product may be marketed. Section 3.20(b) of the Leap Disclosure Letter sets forth a list of all Leap Permits as of the date of this Agreement. All such Leap Permits are valid, and in full force and effect. There has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Leap Permit. Each of Leap and each of its Subsidiaries is in compliance in all material respects with the terms of all Leap Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Leap Permit.

        (c)   None of Leap or its Subsidiaries nor, to the Knowledge of Leap, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities," as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Leap Regulatory Agency to invoke a similar policy. None of Leap or its Subsidiaries nor, to the Knowledge of Leap, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, in each case, as amended, and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a "Health Care Law"). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of Leap, threatened against Leap or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of Leap or any of its Subsidiaries nor, to the Knowledge of Leap, any director, officer, employee, agent, subcontractor or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is or exclusion mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law, or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law, or exclusion, or disqualification under applicable law. There are no consent decrees (including plea agreements) or similar actions to which Leap or any of its Subsidiaries or, to the Knowledge of Leap, any director, officer, employee, agent or Representative thereof, are bound or which relate to Leap Products.

        (d)   Each of Leap and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Leap Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of Leap Products. All required pre-clinical studies conducted by or on behalf of Leap or its Subsidiaries (and clinical trials sponsored by Leap or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA's current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices, Informed Consent requirements, other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11, and any applicable clinical trial protocol. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to M-CO. Each of Leap and its Subsidiaries has filed all required notices (and made available to M-CO copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of Leap or any of its Subsidiaries with respect to such Leap Products.

        (e)   There are no proceedings pending or, to Leap's Knowledge, threatened with respect to a violation or alleged violation by Leap or any of its Subsidiaries of any rules and regulations of any applicable governmental authorities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Leap Regulatory Agency). All applications, submissions, information and data utilized by any Leap or any of its Subsidiaries as the basis for, or submitted by or on behalf of Leap or any of its Subsidiaries in connection with any and all requests for a Leap Permit relating to Leap or any of its Subsidiaries, when submitted to the FDA or other Leap Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Leap Regulatory Agency. To the Knowledge of Leap, no data generated by Leap or any of its Subsidiaries with respect to Leap Products is the subject of any action, either pending or threatened, by any Leap Regulatory Agency relating to the truthfulness or scientific adequacy of such data.

        (f)    None of Leap or its Subsidiaries nor, to the Knowledge of Leap, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Leap Regulatory Agency or clinical investigator has initiated, or threatened to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by Leap or any of its Subsidiaries or otherwise restrict the pre-clinical research or clinical study of any Leap Product or any drug product being developed by any licensee or assignee of Leap Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Leap Product. None of Leap or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Leap Products, including with respect to their development, manufacturing, labeling, storing, or testing, from any Governmental Entity, Leap Regulatory Agency or other third party. To the Knowledge of Leap, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

        (g)   Leap and its Subsidiaries have made available to M-CO true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other Leap Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Leap Regulatory Agency. Leap and its Subsidiaries have made available to M-CO for review all material correspondence to or from the FDA or other Leap Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other Leap Regulatory Agency, and all other documents concerning communications to or from the FDA or other Leap Regulatory Agency, or prepared by the FDA or other Leap Regulatory Agency or which bear in any way on Leap's or any of its Subsidiaries' compliance with regulatory requirements of the FDA or any other Leap Regulatory Agency, or on the likelihood or timing of approval of any Leap Products.

        SECTION 3.21.    Anti-Corruption Laws.     (a) Prior to the Closing, Leap and the Leap Subsidiaries shall have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, Title 5 of the Israeli Penalty Law (Bribery Transactions) and the Israeli Prohibition on Money Laundering Law, 2000, and all other applicable anti-bribery or anti-corruption laws (collectively, the "Anti-Corruption Laws");

        (b)   In connection with Leap's and the Leap Subsidiaries' compliance with the Anti-Corruption Laws, there have been no voluntary disclosures under any applicable Anti-Corruption Law;

        (c)   No Governmental Entity has notified Leap or any of the Leap Subsidiaries in writing of any actual or alleged violation or breach of the Anti-Corruption Laws;

        (d)   Neither Leap nor any of the Leap Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to Leap's or the Leap Subsidiaries' compliance with the Anti-Corruption Laws, and to Leap's knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records;

        (e)   Neither Leap nor any of the Leap Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to Leap's knowledge, investigation, alleging noncompliance with the Anti-Corruption Laws, nor, to Leap's knowledge, is there any basis for any such charge, indictment or investigation; and

        (f)    Neither Leap nor any of the Leap Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Anti-Corruption Laws, nor, to Leap's knowledge, is there any basis for any such proceeding.

        SECTION 3.22.    Insurance.     Section 3.22 of Leap Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers' compensation, title and other forms of insurance owned, held by or otherwise applicable, as of the date of this Agreement, to the assets, properties or operations Leap and Leap Subsidiaries, and Leap has heretofore made available to M-CO and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of Leap and Leap Subsidiaries for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient for compliance by Leap and Leap Subsidiaries with (i) all requirements of applicable Law and (ii) all Contracts to which any of Leap or any of Leap Subsidiaries is a party, and each of Leap and each of Leap Subsidiaries has complied in all material respects with the provisions of such policy under which Leap or such Leap Subsidiary, as applicable is an insured party. Neither Leap nor any of Leap Subsidiaries is in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Neither Leap nor any of Leap Subsidiaries has been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of Leap or such Leap Subsidiary, as applicable, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of Leap, threatened material claims under any insurance policy.

        SECTION 3.23.    Books and Records.     The minute books of Leap and Leap Subsidiaries made available to M-CO prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the shareholders, Board of Directors and committees of the Board of Directors of Leap and Leap Subsidiaries. The copies of the stock book records of the Leap and Leap Subsidiaries made available to M-CO prior to the date hereof are true, correct and complete, and accurately reflect all transactions effected in Leap Capital Stock and in the capital stock of the Leap Subsidiaries through and including the date hereof.

        SECTION 3.24.    Grant and Subsidies.     Other than as set forth in Section 3.24 of Leap Disclosure Letter, neither Leap nor any of the Leap Subsidiaries has as of the date of this Agreement (i) applied for, accepted or become subject to any requirement or obligation relating to any grants, incentives (including tax incentives), benefits, funding, loan, support, exemptions, qualifications and subsidies or similar benefits (hereinafter referred to, collectively, as "Grants") from any Governmental Entity or from other bi- or multi-national grant programs or (ii) amended or terminated, or waived any material right or remedy related to, any Grant.

        SECTION 3.25.    No Other Representations or Warranties.     Except for the representations and warranties contained in this Agreement, none of Leap, any of its Subsidiaries, Leap's Affiliates nor any other Person makes any express or implied representation or warranty on behalf of Leap, its Subsidiaries or Leap's Affiliates or any other Person, and each of Leap, its Subsidiaries and Leap's Affiliates hereby disclaims any such representation or warranty whether by Leap, its Subsidiaries or its Affiliates.

ARTICLE IV

Representations and Warranties of M-CO

        Except as disclosed in the disclosure letter (the "M-CO Disclosure Letter") delivered by M-CO to Leap prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the M-CO Disclosure Letter relates), M-CO hereby represents and warrants to Leap and Merger Sub as follows:

        SECTION 4.01.    Corporate Organization.     (a) M-CO is a company duly organized and validly existing under the laws of Israel. M-CO has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

        (b)   A true and complete copy of the Amended and Restated Articles of Association of M-CO (the "M-CO Charter"), as in effect as of the date of this Agreement, has previously been made available to Leap.

        (c)   Each M-CO Subsidiary (i) is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clause (ii) as would not, individually or in the aggregate, be material.

        SECTION 4.02.    Capitalization.     (a) Authorized and Issued Shares. (i) As of the date of this Agreement, M-CO's authorized share capital consists of 100,000,000 M-CO Ordinary Shares (the "M-CO Share Capital"). As of the date of this Agreement, (1) 17,932,079 M-CO Ordinary Shares were issued and outstanding, (2) no M-CO Ordinary Shares were held in M-CO's treasury, (3) 890,146 M-CO Ordinary Shares were reserved and available for issuance pursuant to the M-CO 2008 Option Plan (the "M-CO 2008 Plan"), (4) 1,923,108 M-CO Ordinary Shares were reserved and available for issuance pursuant to the M-CO 2013 Share Incentive Plan (the "M-CO 2013 Plan"), (5) 890,146 options to purchase M-CO Ordinary Shares pursuant to the M-CO 2008 Plan ("M-CO 2008 Options") were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 890,146 M-CO Ordinary Shares, (6) 682,542 options to purchase M-CO Ordinary Shares pursuant to the M-CO 2013 Plan ("M-CO 2013 Options" and, together with the other equity interests referred to in clause (5) of this sentence, the "M-CO Options") were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 682,542 M-CO Ordinary Shares, and (7) 315,330 warrants to purchase shares of M-CO Share Capital were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 315,330 shares of M-CO Ordinary Shares (the "M-CO Warrants"). As of the date of this Agreement, 578,680 M-CO Options were outstanding with an exercise price of $10.00 or above, entitling the holders thereof, upon exercise, to receive an aggregate of 578,680 shares of M-CO Ordinary Shares (the "M-CO Out-of-the-Money Options"). As of the date of this Agreement, no Equity Interests in M-CO were issued, reserved for issuance or outstanding except as set forth in this Section 4.02(a)(i). All of the issued and outstanding shares of M-CO Share Capital are and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of, or pursuant to, M-CO Options will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Law, the M-CO Charter or any Contract to which M-CO is a party or by which it is otherwise bound.

           (ii)  As of the date of this Agreement, except for M-CO Options and M-CO Warrants, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of M-CO or any M-CO Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of M-CO or any M-CO Subsidiary. There are not any outstanding obligations of M-CO or any of the M-CO Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in M-CO or any M-CO Subsidiary. Neither M CO nor any of the M-CO Subsidiaries is party to any agreement with respect to the voting of any share capital or voting securities of, or other equity interests in, M-CO.

          (iii)  M-CO has made available to Leap a complete and correct list of all M-CO Options outstanding as of the Agreement Date, and M-CO will make available to Leap at the Closing a complete and correct list of all M-CO Options outstanding immediately prior to the Effective Time, which list includes and will include, respectively, with respect to each such M-CO Option, the (A) exercise price (if applicable) and (B) number of shares of M-CO Ordinary Shares underlying such award, and whether each such M-CO Option or M-CO Ordinary Share was granted and is subject to tax pursuant to Section 3(i) of the ITO or Section 102, specifying the subsection of Section 102 pursuant to which the Option was granted and is subject to tax; whether an election was made to treat such Option or Share under the capital gain route or ordinary income route of Section 102.

        (b)   As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of M-CO having the right to vote on any matters on which shareholders may vote ("M-CO Voting Debt") are issued or outstanding.

        (c)   All of the issued and outstanding Equity Interests of each "significant subsidiary" (as such term is defined under Regulation S-X of the SEC) of M-CO are owned by M-CO, directly or indirectly, free and clear of any Liens, other than Liens for Taxes that are not yet due and immaterial Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such Equity Interests (other than restrictions under applicable securities Laws), and all of such Equity Interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the Equity Interests of the M-CO Subsidiaries, as of the date of this Agreement, M-CO does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other Equity Interest in any Person.

        (d)   The shareholders of M-CO that are listed on Schedule I hereto and that are parties to the Voting Agreements with Leap are the record holders and, to the Knowledge of Leap, the beneficial owners of shares of capital stock of M-CO that represent more than fifty percent (50%) of the voting power of all of the issued and outstanding capital stock of M-CO.

        SECTION 4.03.    Authority; No Violation.

        (a)   M-CO has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved by the M-CO Board. The M-CO Board has determined that this Agreement and the Merger and the other Transactions are in the best interests of M-CO and its shareholders and that considering the financial position of M-CO and Merger Sub and subject to the consummation of this Agreement and the other Transactions, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of M-CO to its creditors, has adopted this Agreement and recommended that its shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement and has directed that a meeting of M-CO's shareholders be duly convened for such purpose (the "M-CO Shareholders Meeting"). Except for the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement by the M-CO Board, which has been obtained, and holders of a majority of the outstanding shares of M-CO Ordinary Shares entitled to vote at the M-CO Shareholders Meeting (the "M-CO Shareholder Approval"), no other corporate proceedings on the part of M-CO or any other vote by the holders of any class or series of M-CO Share Capital are necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents and obtaining a Merger Certificate as required by the Companies Law, including as set forth in Section 6.05 below). This Agreement has been duly and validly executed and delivered by M-CO and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of M-CO, enforceable against M-CO in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

        (b)   Neither the execution and delivery of this Agreement by M-CO nor the consummation by M-CO of the Merger or the other Transactions, nor compliance by M-CO with any of the terms or provisions of this Agreement, will (i) violate any provision of the M-CO Charter or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made, (A) violate any Injunction or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to M-CO, any of the M-CO Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of M-CO or any of the M-CO Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, M-CO License, lease, agreement or other instrument or obligation to which M-CO or any of the M-CO Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

        SECTION 4.04.    Consents and Approvals.     Except for (a) the filing with the SEC of a proxy statement in definitive form relating to the M-CO Shareholders Meeting (the "Proxy Statement") and the Form S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, and the filing with the SEC of such other reports required in connection with the Merger under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (b) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (c) compliance with notices and filings under the any Antitrust Laws of any applicable jurisdiction, (d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Leap Common Stock constituting the Merger Consideration and (e) any filings required under the rules and regulations of NASDAQ, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any Governmental Entity are necessary in connection with (i) the execution and delivery by M-CO of this Agreement, and (ii) the consummation by M-CO of the Transactions (collectively, the "M-CO Shareholder Proposals").

        SECTION 4.05.    Reports.     (a) M-CO and each of the M-CO Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since June 30, 2014, with the Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments could not, individually or in the aggregate, reasonably be expected to be material to M-CO or any of the M-CO Subsidiaries. No publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since June 30, 2014, by M-CO or any of the M-CO Subsidiaries with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the "M-CO SEC Reports"), as of the date of such M-CO SEC Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. Since June 30, 2014, as of their respective dates, all M-CO SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the rules and regulations thereunder with respect thereto.

        (b)   To the Knowledge of M-CO, based on the NOBO lists made available to M-CO on or about June 17, 2016, M-CO, as of the Agreement Date, has more than 400 round lot holders of its Ordinary Shares and currently expects that, as of the Closing and based on the Exchange Ratio, Leap will have more than 400 round lot holders of Leap Common Stock as of the Closing Date.

        SECTION 4.06.    Financial Statements.     (a) Prior to the date hereof, M-CO has filed with the SEC the consolidated balance sheet of M-CO and the M-CO Subsidiaries as of December 31, 2014, and December 31, 2015, and the related consolidated statements of earnings, comprehensive earnings, cash flows and equity for each of the two (2) years in the period ended December 31, 2015, as reported in M-CO's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, including any amendments thereto filed with the SEC prior to the date of this Agreement, filed with the SEC under the Exchange Act, accompanied by the audit report of Somekh Chaikin, a member firm of KPMG International, the independent registered public accounting firm with respect to M-CO for such periods (with any quarterly statements prepared prior to Closing, such balance sheets and statements, the "M-CO Financial Statements"). The consolidated balance sheets of M-CO (including the related notes, where applicable) included in the M-CO Financial Statements fairly present and the consolidated balance sheets of M-CO (including the related notes, where applicable) included in the M-CO SEC Reports to the extent filed after the date of this Agreement will fairly present, in all material respects the consolidated financial position of M-CO and the M-CO Subsidiaries as of the dates thereof, and the consolidated statements of earnings, comprehensive earnings, cash flows and equity included in the M-CO Financial Statements (including the related notes, where applicable) fairly present, and the consolidated statements of earnings, comprehensive earnings, cash flows and equity included in the M-CO SEC Reports filed after the date of this Agreement (including the related notes, where applicable) will fairly present, in all material respects the results of the consolidated operations and changes in shareholders' equity and cash flows of M-CO and the M-CO Subsidiaries for the respective fiscal periods therein set forth (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect); each of such statements (including the related notes, where applicable) complies in all material respects with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared, or will be prepared (if applicable), as applicable, in all material respects in accordance with IFRS consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

        (b)   M-CO and its Subsidiaries, collectively, maintain adequate disclosure controls and procedures designed to ensure that material information relating to M-CO and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of M-CO by others within those entities.

        (c)   None of M-CO, M-CO's Subsidiaries or any director, officer, employee, or internal or external auditor of M-CO and M-CO's Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that any of M-CO or M-CO's Subsidiaries has engaged in questionable accounting or auditing practices.

        (d)   During the periods covered by the M-CO Financial Statements, there have been no: (i) changes in the internal control over financial reporting of M-CO and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, M-CO's and its Subsidiaries internal control over financial reporting; (ii) significant deficiencies and material weaknesses in internal accounting controls utilized by M-CO and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of M-CO or its Subsidiaries or other employees of M-CO or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by M-CO or its Subsidiaries.

        (e)   Except (i) for those liabilities that are reflected or reserved against on the most recent audited consolidated balance sheet of M-CO or the notes thereto included in the M-CO SEC Reports filed prior to the date of this Agreement, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and (iii) for liabilities and obligations incurred in connection with this Agreement, M-CO and the M-CO Subsidiaries do not have any liabilities of any material nature.

        (f)    Each of M-CO and M-CO Subsidiaries has dully paid when due (according to the original payment schedule thereof) all principal and interest payments on account of any of their Indebtedness.

        (g)   Neither M-CO nor any of M-CO's Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among M-CO and any of M-CO's Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance-sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, M-CO or any of the M-CO Subsidiaries in the M-CO Financial Statements or such M-CO Subsidiary's financial statements.

        SECTION 4.07.    Advisors' Fees.     None of M-CO, any M-CO Subsidiary or any of their respective officers or directors has employed any Advisor, or incurred any liability for any broker's fees, commissions, finder's fees or other Advisor fees, in connection with the Merger or other Transactions, other than Raymond James & Associates, Inc. ("M-CO's Financial Advisor"). M-CO retained M-CO's Financial Advisor pursuant to an engagement letter and has delivered to Leap a true and complete copy of such engagement letter. Section 4.07 of the M-CO Disclosure Letter sets forth, as of the date of this Agreement, M-CO's good faith estimate of the out-of-pocket fees payable by it or any M-CO Subsidiary to M-CO's Financial Advisor in connection with this Agreement, the Merger and the other Transactions.

        SECTION 4.08.    Absence of Certain Changes or Events.    (a) Since January 1, 2016, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on M-CO or on any M-CO Subsidiary.

        (b)   Except in connection with the execution and delivery of this Agreement and the Transactions, and as described in M-CO's most recent Annual Report on Form 20-F, from January 1, 2016, through the date of this Agreement, M-CO and the M-CO Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

        SECTION 4.09.    Legal Proceedings.    (a) None of M-CO or any of the M-CO Subsidiaries is a party to any, and there are no pending or, to M-CO's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against M-CO or any of the M-CO Subsidiaries or, to M-CO's knowledge, any of the directors, officers or employees of M-CO of any of its Subsidiaries in their capacity as such. Since the date of incorporation, neither M-CO nor any of its Subsidiaries has settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to M-CO or any of its Subsidiaries.

        (b)   There is no Injunction, judgment or regulatory restriction imposed upon M-CO, any of the M-CO Subsidiaries or the assets of M-CO or any of the M-CO Subsidiaries.

        SECTION 4.10.    Taxes and Tax Returns.

        (a)   M-CO and the M-CO Subsidiaries have timely filed with the proper Tax Authority, taking into account any extensions, all Tax Returns required to be filed by them, and all such Tax Returns are accurate and complete in all material respects. All material Taxes required to be paid by M-CO and the M-CO Subsidiaries (whether or not shown on any Tax Return) on or before the Closing Date have been timely paid, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings.

        (b)   There are no Liens for Taxes on any assets of M-CO or the M-CO Subsidiaries.

        (c)   No deficiency for any Tax has been asserted or assessed by a taxing authority against M-CO or any of the M-CO Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

        (d)   M-CO and the M-CO Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid.

        (e)   Each of M-CO and M-CO Subsidiaries has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, stockholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all withholding Tax Returns, for all periods.

        (f)    Neither M-CO nor any of M-CO Subsidiaries has been an "Approved Enterprise" or "Benefited Enterprise" under Israel's Law for the Encouragement of Capital Investment, 1959. No prior approval of the Investment Center, or any other Governmental Entity, is required in order to consummate the transactions contemplated under this Agreement or to preserve entitlement of M-CO or any of M-CP Subsidiaries to any such incentive, subsidy, or benefit.

        (g)   Neither M-CO nor any of the M-CO Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among M-CO and the M-CO Subsidiaries).

        (h)   Neither M-CO nor any of the M-CO Subsidiaries has (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

        (i)    Neither M-CO nor any of the M-CO Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of M-CO or any of the M-CO Subsidiaries pursuant to Section 481 of the Code.

        (j)    No audits are presently pending with regard to any Taxes or Tax Returns of M-CO or any of the M-CO Subsidiaries. No notification has been received by M-CO or any of the M-CO Subsidiaries that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to M-CO or any of the M-CO Subsidiaries or any Tax Return filed by or with respect to M-CO or any of the M-CO Subsidiaries.

        (k)   All Tax deficiencies that have been claimed, proposed, assessed or asserted against M-CO or any of the M-CO Subsidiaries have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

        (l)    There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against M-CO or any of the M-CO Subsidiaries.

        (m)  Neither M-CO nor any of the M-CO Subsidiaries is a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

        (n)   Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), M-CO has made available to Leap true, correct and complete copies of the United States federal income Tax Returns and any material state, local or non-U.S. Tax Returns for M-CO or any of the M-CO Subsidiaries for any jurisdiction for each of the taxable period commencing on January 1, 2014 and ending on December 31, 2014.

        (o)   Neither M-CO nor any of the M-CO Subsidiaries has received notice of any claim made by a Tax Authority in a jurisdiction where M-CO or the M-CO Subsidiary does not file Tax Returns, that M-CO or the M-CO Subsidiary is or may be subject to taxation by that jurisdiction.

        (p)   Neither M-CO nor any of the M-CO Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is M-CO), or has any liability for Taxes of any Person (other than M-CO or the M-CO Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

        (q)   Neither M-CO nor any of the M-CO Subsidiaries has been either a "distributing corporation" or a "controlled corporation" within the meaning of Section 355 of the Code within the past two years.

        (r)   Neither M-CO nor any of the M-CO Subsidiaries has engaged in any "listed transaction" within the meaning of Treasury Regulation 1.6011-4.

        (s)   Each of M-CO and M-CO Subsidiaries has complied in all material respects with all applicable legal requirements concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. Neither M-CO nor any of the M-CO Subsidiaries has made any exempt supplies in the current or preceding VAT year applicable to them, and, to the there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them. Each M-CO and M-CO Subsidiaries is duly registered for VAT purposes.

        (t)    Neither M-CO nor any of the M-CO Subsidiaries has any current or accumulated earnings and profits.

        (u)   RESERVED

        (v)   Neither M-CO nor any of the M-CO Subsidiaries has undertaken any transaction which required or will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006 regarding aggressive tax planning. Each of M-CO and the M-CO Subsidiaries is in compliance with all transfer pricing requirements in all jurisdictions in which any of them do business; none of the transactions between or among M-CO or any of the M-CO Subsidiaries and other Affiliates (as hereinafter defined) may be subject to adjustment, apportionment, allocation or recharacterization under Section 85A of the Israeli Tax Ordinance and the regulations promulgated thereunder or any legal requirement, all of such transactions have been effected on an arm's length basis and M-CO has made available to Leap all material intercompany agreements, contracts and arrangements relating to transfer pricing. Neither M-CO nor any of the M-CO Subsidiaries, nor any shareholders of M-CO (with respect to any M-CO Ordinary Shares held by them) is subject to restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance pursuant to any Tax ruling made in connection with the provisions of Part E2. Section 4.10(v) of the M-CO Disclosure Letter lists each Tax incentive, subsidy or benefit granted to or enjoyed by M-CO or any of the M-CO Subsidiaries under the laws of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. Each of M-CO and the M-CO Subsidiaries has complied, in all material respects with the requirements of Israeli law to be entitled to claim such incentives, subsidies or benefits and no consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Company or any Subsidiary to any such incentive, subsidy or benefit.

        SECTION 4.11.    Employee Benefit Plans; Employees.    (a) For purposes of this Agreement, "M CO Benefit Plan" shall mean each benefit or compensation plan, program, fund, or Contract, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, or Contract of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance Contract, escrow account or similar funding arrangement, that is sponsored, maintained or contributed to by M-CO or any M-CO Subsidiary (or required to be maintained or contributed to by M-CO or any M-CO Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, M-CO or any of the M-CO Subsidiaries or with respect to which M-CO or any of the M-CO Subsidiaries may, directly or indirectly, have any liability. Section 4.11 of the M-CO Disclosure Letter contains a true and complete list of each M-CO Benefit Plan.

        (b)   Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO, each M-CO Benefit Plan is in compliance with all applicable Laws, including ERISA, the Code and the terms of such M-CO Benefit Plan. The Internal Revenue Service has determined that each M-CO Benefit Plan that is intended to be a qualified plan under

Section 401(a) of the Code is so qualified and M-CO is aware of no event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO. No condition exists that is reasonably likely to subject M-CO or any M-CO ERISA Affiliate to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the M-CO Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to result in material liability to M-CO. There are no pending or to M-CO's knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the M-CO Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO.

        (c)   Except for such matters that would not, individually or in the aggregate, reasonably be expected to result in material liability to M-CO, there is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to M-CO's knowledge, threatened against or affecting M-CO or any M-CO Subsidiary, or (ii) lockout, strike, slowdown, work stoppage or, to M-CO's knowledge, threat thereof by or with respect to any employees of M-CO or any M-CO Subsidiary.

        (d)   Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of M-CO or any M-CO Subsidiary, (ii) increase any benefits otherwise payable under any M-CO Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

        (e)   No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from M-CO or any M-CO Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

        (f)    M-CO has made available to Leap a complete and correct list of all M-CO Options outstanding as of the date of this Agreement, and M-CO will make available to Leap at the Closing a complete and correct list of all M-CO Options outstanding immediately prior to the Effective Time, and each such list includes or will include, as applicable, with respect to each M-CO Option listed therein, the (A) grant date, (B) vesting schedule and (C) expiration date (if applicable) thereof.

        (g)   Solely with respect to employees of M-CO or any of the M-CO Subsidiaries who reside or work in Israel (each, an "Israeli Employee"), and consultants, agents and independent contractors engaged in Israel with respect to the Business as conducted by M-CO or any of the M-CO Subsidiaries (the "Israeli Service Providers"), and except as set forth on Section 4.11(g) of the M-CO Disclosure Letter: (i) neither M-CO nor any of the M-CO Subsidiaries is party to or subject to the provisions of any collective agreement; (ii) neither M-CO nor any of the M-CO Subsidiaries has or is subject to, and no Israeli Employee benefits from, any extension order (tzavei harchava), other than extension orders of general application in the private sector, with respect to which M-CO and the M-CO Subsidiaries are in full compliance; (iii) M-CO's obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law (5723-1963) are fully funded or accrued on the M-CO Financial Statements and no Israeli Employees are subject to the provisions of Section 14 of said law with respect to such statutory severance pay; (iv) all amounts that M-CO or any of the M-CO Subsidiaries is legally or contractually required either (x) to deduct from their Israeli Employees' salaries or to transfer to such Israeli Service Providers' pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employee' salaries or Israeli Service Providers' compensation and benefits and to pay to any

Governmental Entity as required by the Israeli Tax Ordinance and the Israeli National Insurance Law or otherwise, have, in each case, been duly deducted, transferred, withheld and paid in all material respects, and neither M-CO nor any of the M-CO Subsidiaries has any outstanding obligation to make any such deduction, transfer, withholding or payment, except where any such outstanding obligation, individually or in the aggregate, is not material; (v) to M-CO's Knowledge, no Israeli Employee's employment by, or Israeli Service Provider's engagement with, any of M-CO or any of the M-CO Subsidiaries requires any special license, permit or other approval, including a permit for foreign experts, from any Governmental Entity, and (vi) there are no unwritten policies, practices or customs of M-CO or any of the M-CO Subsidiaries that, by extension, could reasonably be expected to entitle any Israeli and/or Israeli Employees to material benefits in addition to what such Israeli Service Provider and/or Israeli Employees is entitled to by applicable Law or under the terms of such Israeli Employee's employment agreement and/or Israeli Service Provider's agreement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under applicable Law and the like).

        (h)   No union or other collective bargaining unit has been certified or recognized by M-CO or any of the M-CO Subsidiaries as representing any of its employees; and neither M-CO nor any of the M-CO Subsidiaries pays any dues to the Israeli General Federation of Labor (or Histadrut) or participates in the expenses of any Worker's Committee (or Va'ad Ovdim). Each of M-CO and the M-CO Subsidiaries has complied in all material respects with all laws relating to the employment of labor, including, without limitation, the Israeli Notification to an Employee (Terms of Employment) Law (2002), Notice to Employee (Terms of Employment) Law (2002), Prevention of Sexual Harassment Law (1998), Hours of Work and Rest Law (1951), Annual Leave Law (1951), Salary Protection Law (1958) and Employment by Human Resource Contractors Law (1996), the Advance Notice for Dismissal and Resignation Law (2001), and Increased Enforcement of Labor Legislation Law (2011), and extending to any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar taxes, and is not liable for any arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing. Neither M-CO nor the M-CO Subsidiaries engage minors, students, interns or foreign employees in Israel. The employment and engagement of each of the current Israeli Employees of M-CO is terminable by no more than thirty (30) days prior notice. Other than as set forth on Section 4.11(h) of the M-CO Disclosure Letter, there are no Contracts which are in full force and effect between M-CO or any of the M-CO Subsidiaries and any employee relating to the terms and conditions of employment or pursuant to which the Company has any obligation to make payments or provide any compensation, benefits or severance either during the term of such employee's employment or following the termination of such employment. There are no Contracts between M-CO or any of the M-CO Subsidiaries and any former employee pursuant to which the Company continues to have any obligation to make payments or provide any compensation, benefits or severance to such former employee or pursuant to which the Company continues to have any material liability or obligation to such former employee. Neither M-CO nor the M-CO Subsidiaries has made or agreed to make any payment or agreed to provide any benefit to any employee or former employee of M-CO and the M-CO Subsidiaries or to any dependent of such employee or former employee, in connection with the actual or proposed termination or suspension of employment of such employee or former employee. All individuals who are or were performing consulting or other services for the M-CO or any of the M-CO Subsidiaries Company are or were correctly classified under all applicable Laws by M-CO or any of the M-CO Subsidiaries would result as either "independent contractors" (or comparable status) or "employees", and such individuals are not be entitled to the rights of an employee of M-CO or any of the M-CO Subsidiaries. All individuals who are or were classified as "employees" of M-CO or any of the M-CO Subsidiaries are or were correctly classified under all applicable Laws by the Company or such Subsidiary, as exempt or non-exempt with respect to overtime entitlement such that no material liability would result. MC-O has made available complete and correct copies of all: (i) material agreements with Israeli Service Providers and Israeli Employees and (ii) material manuals and material written policies relating to the employment of Israeli Employees. No Action, claim or demand between M-CO or any of the M-CO Subsidiaries and any of their respective present or former employees is pending or, to the Knowledge of M-CO, threatened. Neither MC-O nor any of the MC-O Subsidiaries is or has been a party to any collective bargaining agreement, works council agreement, or similar labor union agreement, trade union or other organization or body involving any of its respective employees. None of the employees of MC-O or any of the MC-O Subsidiaries is represented by any labor organization, and to the Knowledge of MC-O, there are no activities or proceedings of any labor union or any employee or group of employees of MC-O or any of the MC-O Subsidiaries to organize or attempt to organize any such employees. Neither MC-O nor any of the MC-O Subsidiaries is a member of any employer organization or received demand for payment of dues to any such organization.

        SECTION 4.12.    Internal Control.    M-CO has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of M-CO's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that M-CO's receipts and expenditures are being made only in accordance with authorizations of M-CO's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of M-CO's assets that could have a material effect on M-CO's financial statements. M-CO (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by M-CO in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to M-CO's management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to M-CO auditors and the M-CO Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect M-CO's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in M-CO's internal control over financial reporting. Since January 1, 2016, none of M-CO, M-CO's auditors, the M CO Board or the audit committee of the M-CO Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

        SECTION 4.13.    Compliance with Laws; Licenses.

        (a)   The businesses of each of M-CO and the M-CO Subsidiaries have been conducted in compliance with all Laws. No investigation or review by any Governmental Entity with respect to M-CO or any of the M-CO Subsidiaries is pending or, to M-CO's knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the knowledge of M-CO and the M-CO Subsidiaries, no condition or state of facts exits that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Each of M-CO and the M-CO Subsidiaries has all Licenses necessary to conduct its business as presently conducted.

        (b)   Each of M-CO and each of the M-CO Subsidiaries are in compliance with (i) their respective obligations under each of the M-CO Licenses and (ii) the rules and regulations of the Governmental Entity issuing such M-CO Licenses. There is not pending or, to M-CO's knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against M-CO or any of the M-CO Subsidiaries relating to any of the M-CO

Licenses. To the knowledge of M-CO and M-CO Subsidiaries, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any M-CO License, and to the knowledge of M-CO and M-CO Subsidiaries, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all M-CO Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to M-CO's knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any M-CO License.

        SECTION 4.14.    Material Contracts.    (a) Section 4.14(a) of the M-CO Disclosure Letter sets forth a complete list of complete list of each currently effective agreement, arrangement, commitment, lease, License, contract, note, mortgage, indenture or other obligation (each, a "M-CO Contract"):

            (i)  relating to leases of real property;

           (ii)  for the purchase of materials, supplies, goods, services, equipment or other assets (1) for annual payments by M-CO or any of its Subsidiaries of, or pursuant to which in the last year M-CO or any of its Subsidiaries paid, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts by M-CO or any of its Subsidiaries at the Closing or at any time thereafter;

          (iii)  for the sale of materials, supplies, goods, services, equipment or other assets (1) for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year M-CO or any of its Subsidiaries received, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts to M-CO or any of its Subsidiaries at the Closing or at any time thereafter;

          (iv)  that relates to any partnership, joint venture, strategic alliance or other similar Contract;

           (v)  relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), as well as all capitalized lease obligations, all guarantees and arrangements having the economic effect of a guarantee of Indebtedness of any Person, or all obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate and that require the payment in full of such Indebtedness prior to the Closing;

          (vi)  severance or change-in-control Contracts;

         (vii)  which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of M-CO or its Subsidiaries or, following the consummation of the Transactions, the business and operations of Surviving Company, M-CO or any Affiliate of M-CO, is or would be conducted, (ii) the Persons M-CO or any of its existing or future Subsidiaries, may hire, (iii) the Persons M-CO or any of its existing or future Subsidiaries may sell products or deliver services, or (iv) the scope of the business and operations of M-CO and its Subsidiaries, taken as a whole;

        (viii)  in respect of any M-CO Intellectual Property (1) that provides for annual payments of, or pursuant to which in the last year M-CO or any of its Subsidiaries paid or received, in the aggregate, $100,000 or more or (2) pursuant to which M-CO or any of its Subsidiaries will pay or receive any payments in any amounts at the Closing or at any time thereafter;

          (ix)  containing any grant by M-CO or any of its Subsidiaries to any Person of any express license, right or covenant not to sue with respect to any Patents;

           (x)  containing any royalty, dividend or similar arrangement based on the revenues or profits of M-CO or any of its Subsidiaries;

          (xi)  with any Governmental Entity (including the OCS) or a subcontractor to any Governmental Entity in connection with such M-CO Contract;

         (xii)  any Contract with (a) an executive officer or director of M-CO or any of its Subsidiaries or any of such executive officer's or director's immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding share capital of M-CO or (c) to the Knowledge of M-CO, any "related person" (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than M-CO or its Subsidiaries);

        (xiii)  any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

        (xiv)  relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of M-CO or any of its Subsidiaries or any other Person, or for the grant to any Person of any preferential rights to purchase any of any such securities, property or assets;

          (xv)  any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from M-CO or any of its Subsidiaries in excess of $100,000;

        (xvi)  providing for any minimum or guaranteed payments by M-CO or any of its Subsidiaries to any Person in excess of $25,000 annually;

       (xvii)  establishing powers of attorney or agency agreements; and

      (xviii)  other than as set forth elsewhere on Section 4.14(a) of the M-CO Disclosure Letter, and excluding customary confidentiality and non-disclose agreements, all other Contracts that are material to the business or operations of M-CO and its Subsidiaries and commitments or agreements to enter into any of the foregoing.

        (b)   M-CO has delivered or made available to M-CO accurate and complete copies of all M-CO Contracts, including all amendments thereto. There are no M-CO Contracts that are not in written form. Except as set forth on Section 4.14(b) of M-CO Disclosure Letter, neither M-CO nor any Subsidiary of M-CO has, nor to M-CO's Knowledge, has any other party to a M-CO Material Contract (as defined below) materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which M-CO or its Subsidiaries is a party or by which it is bound of the type described in clauses (i) through (xviii) above (any such agreement, contract or commitment, a "M-CO Material Contract"). As to M-CO and its Subsidiaries, as of the date of this Agreement, each M-CO Material Contract is valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights and general principles of equity. The consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from M-CO, any Subsidiary of M-CO, or the Surviving Company to any Person under any M-CO Material Contract or give any Person the right to terminate or alter the provisions of any M-CO Material Contract. No Person (A) is renegotiating any material amount paid or payable to M-CO or any of its Subsidiaries under any M-CO Material Contract or any other material term or provision of any M-CO Material Contract or (B) has provided notice to M-CO or any of its Subsidiaries that it intends to terminate any M-CO Material Contract.

        SECTION 4.15.    Environmental Liability.

        (a)   (i)    Each of M-CO and the M-CO Subsidiaries possesses and is in compliance with all Environmental Permits necessary to conduct its businesses and operations as currently conducted.

           (ii)  Each of M-CO and the M-CO Subsidiaries is in compliance and have complied with all applicable Environmental Laws, and neither M-CO nor any M-CO Subsidiary has received any (A) communication from any Governmental Entity or other Person that alleges that M-CO or any M-CO Subsidiary has violated or is liable under any Environmental Law or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

          (iii)  There are no Environmental Claims pending or, to M-CO's knowledge, threatened against M-CO or any of the M-CO Subsidiaries and neither M-CO nor any of the M-CO Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against M-CO or any of the M-CO Subsidiaries nor there is any circumstance involving M-CO or any of its Subsidiaries that would reasonably be expected to result in Environmental Claim.

        (b)    Releases.     There have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected to result in any Environmental Claim or liability.

        SECTION 4.16.    Takeover Laws.     To M-CO's knowledge, there are no Takeover Statutes applicable to the Merger or the other Transactions.

        SECTION 4.17.    M-CO Information.     The information relating to M-CO and the M-CO Subsidiaries that is provided by M-CO, any of the M-CO Subsidiaries or M-CO's Representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the Merger and the other Transactions, will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, and (b) in the case of the Proxy Statement, at the date it is first mailed to M-CO's shareholders or at the time of the M-CO Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and the Proxy Statement (except for such portions thereof that relate only to Leap or any of the Leap Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

        SECTION 4.18.    Affiliate Transactions.     To M-CO's knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between M-CO or any of the M-CO Subsidiaries, on the one hand, and, on the other hand, either (i) any holder of Equity Interest in M-CO or any of M-CO Subsidiaries or (ii) and any of M-CO's other Affiliates (other than wholly owned M-CO Subsidiaries), that would be required to be disclosed by M-CO under Item 404 of Regulation S-K under the Securities Act.

        SECTION 4.19.    Intellectual Property.     (a)    M-CO and the M-CO Subsidiaries, collectively, own, license or otherwise have the right to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of their respective businesses as currently conducted (collectively, the "M-CO IP Rights") and such (i) ownership or (ii) right to use the M-CO IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions, except where the execution, delivery and performance of this Agreement or the consummation of the Merger may affect the ownership or right to use any of the M-CO IP Rights but does not create or trigger any monetary or financial liability or obligation of M-CO or any other material liability or obligation of M-CO. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by M-CO or any of the M-CO Subsidiaries are subsisting and valid and enforceable.

        (b)   (i)    To M-CO's knowledge, the conduct of the business as currently conducted by M-CO and the M-CO Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to M-CO's knowledge, threatened against M-CO or any of the M-CO Subsidiaries or any indemnitee thereof; (ii) there is no claim, action or proceeding asserted or, to M-CO's knowledge, threatened against M-CO or any of the M-CO Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by M-CO or any of the M-CO Subsidiaries or used or alleged to be used in the business of M-CO or any of the M-CO Subsidiaries; (iii) none of M-CO or any of the M-CO Subsidiaries have filed or threatened in writing any claim against any third Person alleging that such Person infringes any M-CO IP Right; and (iv) to M-CO's knowledge, no third Person is infringing any M-CO IP Right.

        (c)   All amounts payable by M-CO and each of the M-CO Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any M-CO IP Rights have been paid in full, and all employees of M-CO and each of the M-CO Subsidiaries have expressly and irrevocably waived the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee for the use of any of M-CO and each of the M-CO Subsidiaries' Intellectual Property Rights. All such Persons who have contributed to the creation, invention, modification or improvement of any M-CO IP Rights, in whole or in part, have explicitly waived any and all moral rights with respect to the M-CO IP Rights.

        (d)   No funding, facilities or personnel of any Governmental Entity or university, college, research institute or other educational or medical institution have been or are being used, directly or indirectly, to develop or create, in whole or part, any Intellectual Property Rights claimed to be owned by M-CO and each of the M-CO Subsidiaries, and no employee or consultant who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights claimed to be owned by M-CO and each of the M-CO Subsidiaries performed services for any Governmental Entity, university, college, research institute or other educational or medical institution during a period of time during which such person was also performing services for M-CO or any of the M-CO Subsidiaries.

        (e)   M-CO and each of the M-CO Subsidiaries has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material M-CO IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of M-CO and the M-CO Subsidiaries ("Confidential M-CO IP"). Since January 1, 2016, none of M-CO or any of the M-CO Subsidiaries has disclosed any Confidential M CO IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

        (f)    (i)    M-CO and the M-CO Subsidiaries have complied with (A) all of their respective stated privacy policies, programs and other similar notices and (B) all data protection, privacy and other applicable Laws (including Israel's Protection of Privacy Law 5741-1981 and related regulations) that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information and "information," as defined by Israeli Laws, including, without limitation, the Israeli Privacy Protection Act 1981 and applicable Israeli judicial precedent defining such term ("Personal Information"), and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology. To the knowledge of M-CO, there is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, M-CO or any M-CO Subsidiary by any private party or any Governmental Entity, foreign or domestic, with respect to Personal Information. With respect to all Personal Information collected, stored, used, or maintained by or for M-CO or any M-CO Subsidiary, M-CO and the M-CO Subsidiaries have at all times implemented reasonable security measures to ensure that such Personal Information is protected against loss and against unauthorized access, use, modification, and disclosure.

        (g)   Except as set forth in Section 4.15(g) of M-CO Disclosure Letter, all mean databases, data compilations, and any collection deemed a database or regulated collection of data under applicable Laws owned, controlled, held or used by M-CO or any M-CO Subsidiary and required to be registered have been properly registered, and the data therein has been used by M-CO and the M-CO Subsidiaries solely as permitted pursuant to such registrations.

        (h)   Section 4.19(h) of the M-CO Disclosure Letter (together with Section 4.14(a) of the M-CO Disclosure Letter) sets forth a complete and accurate list as of the date hereof of all options or licenses of any kind relating to Intellectual Property Rights granted to M-CO or any of the M-CO Subsidiaries (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)) currently in effect or with ongoing material liabilities and obligations thereunder or that otherwise requires M-CO or any of the M-CO Subsidiaries to make any payments thereunder at any time after the Closing. All obligations for payment of monies currently due and payable by M-CO or any of the M-CO Subsidiaries in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

        (i)    All amounts payable by M-CO and each of the M-CO Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any M-CO Intellectual Property Rights have been paid in full.

        SECTION 4.20.    Compliance with Laws; Regulatory Compliance.

        (a)   Each of M-CO and its Subsidiaries is in compliance in all material respects with all Laws, and neither M-CO nor any of its Subsidiaries has any material liability for failure to comply with any Law. No investigation or review by any Governmental Entity with respect to M-CO or any of its Subsidiaries is pending or, to the Knowledge of M-CO, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

        (b)   None of M-CO or its Subsidiaries nor, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities," as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy, or manufacturing of M-CO Products (any such Governmental Entity, a "M-CO Regulatory Agency") to invoke any similar policy. None of M-CO or its Subsidiaries nor, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under any Health Care Law. There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of M-CO, threatened against M-CO or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of M-CO or any of its Subsidiaries nor, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment or exclusion is mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which M-CO or any of its Subsidiaries or, to the Knowledge of M-CO, any director, officer, employee, agent or Representative thereof, are bound or which relate to M-CO Products.

        (c)   Each of M-CO and its Subsidiaries has complied in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other M-CO Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of M-CO Products. All required pre-clinical toxicology studies conducted by or on behalf of M-CO or its Subsidiaries and M-CO-sponsored clinical trials (or clinical trials sponsored by M-CO or any other Subsidiary) conducted with respect thereto, were conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA's current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. Each clinical trial conducted by or on behalf of M-CO or any of its Subsidiaries with respect to M-CO Products was conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11. Each of M-CO and its Subsidiaries has filed all required notices (and made available to M-CO copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of M-CO or any of its Subsidiaries with respect to such M-CO Products.

        (d)   There are no proceedings pending or, to M-CO's Knowledge, threatened with respect to a violation or alleged violation by M-CO or any of its Subsidiaries of any rules and regulations of any applicable governmental authorities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Leap Regulatory Agency). All applications, submissions, information and data utilized by any M-CO or any of its Subsidiaries as the basis for, or submitted by or on behalf of M-CO or any of its Subsidiaries in connection with any and all requests for any permits, licenses, variances, registrations, exemptions, orders, consents or approvals relating to any M-CO Product ("M-CO Permits"), relating to M-CO or any of its Subsidiaries, when submitted to the FDA or other M-CO Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws were submitted to the FDA or other M-CO Regulatory Agency. To the Knowledge of M-CO, no data generated by M-CO or any of its Subsidiaries with respect to M-CO Products is the subject of any action, either pending or threatened, by any M-CO Regulatory Agency relating to the truthfulness or scientific adequacy of such data.

        (e)   None of M-CO or any of its Subsidiaries has received written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any M-CO Products. To the Knowledge of M-CO, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

        (f)    M-CO and its Subsidiaries have made available to Leap true, correct and complete copies of any and all documents received from the FDA or other M-CO Regulatory Agency that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other M-CO Regulatory Agency, other than immaterial items that have been corrected.

        SECTION 4.21.    Anti-Corruption Laws.

        (a)   M-CO and the M-CO Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws;

        (b)   In connection with M-CO's and the M-CO Subsidiaries' compliance with the Anti-Corruption Laws, there have been no voluntary disclosures under any applicable Anti-Corruption Law;

        (c)   No Governmental Entity has notified M-CO or any of the M-CO Subsidiaries in writing of any actual or alleged violation or breach of the Anti-Corruption Laws;

        (d)   Neither M-CO nor any of the M-CO Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to M-CO's or the M-CO Subsidiaries' compliance with the Anti-Corruption Laws, and to M-CO's knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records;

        (e)   Neither M-CO nor any of the M-CO Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to M-CO's knowledge, investigation, alleging noncompliance with the Anti-Corruption Laws, nor, to M-CO's knowledge, is there any basis for any such charge, indictment or investigation; and

        (f)    Neither M-CO nor any of the M-CO Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Anti-Corruption Laws, nor, to M-CO's knowledge, is there any basis for any such proceeding.

        SECTION 4.22.    Fairness Opinion.     Prior to the execution of this Agreement, the M-CO Board has received the oral opinion (to be confirmed in writing) of M-CO's Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications, restrictions and limitations upon the review undertaken by M-CO's Financial Advisor in preparing its opinion, the Merger Consideration to be paid by Leap in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of M-CO Ordinary Shares (the "Fairness Opinion"). Such Fairness Opinion has not been amended or rescinded as of the date of this Agreement. Copies of the written opinion of M-CO's Financial Advisor will be delivered to Leap for informational purposes only reasonably promptly following receipt thereof by M-CO.

        SECTION 4.23.    Insurance.     Section 4.23 of M-CO Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers' compensation, title and other forms of insurance owned, held by or otherwise applicable to the assets, properties or operations M-CO and M-CO Subsidiaries, and M-CO has heretofore made available to Leap and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of M-CO and M-CO Subsidiaries for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient, given the current state of M-CO's business, for compliance by M-CO and M-CO Subsidiaries with (i) all requirements of applicable Law and (ii) all Contracts to which any of M-CO or any of M-CO Subsidiaries is a party, and each of M-CO and the M-CO Subsidiaries has complied in all material respects with the provisions of such policy under which M-CO or such M-CO Subsidiary, as applicable is an insured party. Neither M-CO nor any of M-CO Subsidiaries is in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Neither M-CO nor any of M-CO Subsidiaries has been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of M-CO or such M-CO Subsidiary, as applicable, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of M-CO, threatened material claims under any insurance policy.

        SECTION 4.24.    Books and Records.     The minute books of M-CO and M-CO Subsidiaries made available to Leap prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the shareholders, Board of Directors and committees of the Board of Directors of M-CO and M-CO Subsidiaries. The copies of the stock book records of the M-CO Subsidiaries made available to Leap prior to the date hereof are true, correct and complete, and accurately reflect all transactions effected in M-CO Capital Stock and in the capital stock of the M-CO Subsidiaries through and including the date hereof.

        SECTION 4.25.    Grants and Subsidies.     Section 4.25 of the M-CO Disclosure Letter sets forth a complete and correct list of all pending and outstanding Grants from the State of Israel or any agency thereof, or from any other Governmental Entity, to M-CO or any of the M-CO Subsidiaries, including Approved Enterprise, Benefitted Enterprise or Preferred Enterprise status conferred by the Investment Center. Neither M-CO nor any of the M-CO Subsidiaries has ever received any Grant from the Office of the Chief Scientist of Israeli Ministry of the Economy and Industry, and any successor entity, including the National Technological Innovation Authority (the "OCS") except as identified in such Section 4.25 of the M-CO Disclosure Letter. M-CO has made available to Leap complete and correct copies of all documents requesting or evidencing Grants, or amendments thereto, submitted by M-CO or any of the M-CO Subsidiaries and of all letters of approval, and supplements and amendments thereto, granted to M-CO or any of the M-CO Subsidiaries, as well as all correspondence or written summaries pertaining thereto. Without limiting the generality of the foregoing, with respect to Grants from the OCS, Section 4.25 of the M-CO Disclosure Letter includes the aggregate amounts of each Grant, the aggregate outstanding obligations thereunder of M-CO and the M-CO Subsidiaries with respect to royalties, and a description setting out the product, technology or know-how developed with each Grant. Each of M-CO and the M-CO Subsidiaries is in compliance with all material terms, conditions and requirements of its Grants and has duly fulfilled in all material respects all the undertakings relating thereto.

        SECTION 4.26.    No Other Representations or Warranties.     Except for the representations and warranties contained in this Agreement, none of M-CO, any of its Subsidiaries, M-CO's Affiliates nor any other Person makes any express or implied representation or warranty on behalf of M-CO, its Subsidiaries or M-CO's Affiliates or any other Person, and each of M-CO, its Subsidiaries and M-CO's Affiliates hereby disclaims any such representation or warranty whether by M-CO, its Subsidiaries or its Affiliates.

ARTICLE V

Covenants Relating to Conduct of Business

        SECTION 5.01.    Conduct of Businesses Prior to the Effective Time.     During the period from the date of this Agreement to the Effective Time, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.01 of the Leap Disclosure Letter or the M-CO Disclosure Letter, as applicable, or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Leap and M-CO will, and will cause each of their respective Subsidiaries to, (a) conduct its business solely in the ordinary course in all material respects, (b) in the case of Leap, use commercially reasonable efforts to perform the Development Plan, and (c) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Leap shall update M-CO regarding developments in its business and the ongoing results of its clinical trials. In furtherance thereof, Leap shall consult with M-CO in good faith regarding any changes to business milestones and/or study designs or clinical trial plans. Notwithstanding the foregoing provisions of this Section 5.01, (i) neither party will take any action prohibited by Section 5.02 or Section 5.03, as applicable, in order to satisfy such party's obligations under this Section 5.01 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.01 to the extent such failure resulted, directly or indirectly, from such party's failure to take any action prohibited by Section 5.02 or Section 5.03, as applicable.

        SECTION 5.02.    Leap Forbearances.     During the period from the date of this Agreement to the Effective Time, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.02 of the Leap Disclosure Letter or as consented to in writing by

M-CO (such consent not to be unreasonably withheld, conditioned or delayed), Leap will not, and will not permit any of the Leap Subsidiaries to:

        (a)   (i)    issue or grant any shares of capital stock or other securities of Leap, except for (1) shares of Leap Common Stock issued or granted prior to the Effective Time, (2) stock options or warrants issued or granted prior to the Effective Time that are exercisable for Leap Common Stock and (3) other securities of Leap (including, without limitation, shares of any other series or class of capital stock of Leap other than Leap Common Stock) issued or granted prior to the Effective Time that, by their own terms, will convert into Leap Common Stock prior to the Effective Time, or (ii) adjust, split, combine or reclassify any Leap Capital Stock, other than any such adjustment, split, combination or reclassification that is effected at any time prior to the Effective Time (including, without limitation, any such adjustment, split, combination or reclassification pursuant to the Pre-Closing Leap Share Conversion and the Recap);

        (b)   make, declare or pay any dividend, or make any other distribution (including interest) on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its Equity Interests (including convertible notes), except (i) dividends paid by any of the Leap Subsidiaries to Leap or to any of its Subsidiaries, (ii) conversions and exchanges of securities of Leap that are contemplated or permitted by this Agreement (including, without limitation, the issuance of any securities of Leap prior to the Effective Time in satisfaction or payment of any accrued interest or accrued dividend under any securities of Leap which will convert into Leap Common Stock prior to the Effective Time), (iii) any stock dividend declared and paid prior to the Effective Time, (iv) Forfeitures and Cashless Settlements in connection with the Leap Stock Plans and Leap Stock Options, and (v) pursuant to, and in connection with, the Royalty Agreement and the right to receive royalties in accordance with the terms thereof;

        (c)   (i)    amend the Leap Charter or the Leap By-laws, except as contemplated by Section 1.05, Section 6.13 or Section 6.23 and except to the extent necessary to permit any issuance or grant of shares of capital stock or other securities of Leap that are permitted under Section 5.02(a) or to permit the consummation of any of the transactions expressly contemplated or permitted under this Agreement (including, without limitation, the Pre-Closing Leap Share Conversion and the Recap and any of the transactions or actions permitted under Section 5.02(b) hereof), or (ii) otherwise take any action to exempt any Person (other than M-CO or the M-CO Subsidiaries), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents;

        (d)   enter into or amend any Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other Transactions;

        (e)   implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

        (f)    incur any Indebtedness for borrowed money other than the Leap Notes and other than for debt to be paid off prior to Closing;

        (g)   amend the agreement listed on Section 5.02(g) of the Leap Disclosure Letter;

        (h)   amend any of the agreements listed on Section 3.14(a)(xiii) of the Leap Disclosure Letter, or enter into any Leap Related Party Agreement, except for (1) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for, implementing or modifying any issuance or grant of shares of capital stock or other securities of Leap that is permitted under Section 5.02(a) hereof or the terms of any such issuance or grant (including, without limitation, the vesting terms applicable to any such issuance or grant), (2) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for, or implementing, any of the transactions expressly contemplated or permitted under this Agreement (including, without limitation, the Pre-Closing Leap Share Conversion, the Recap, additional Leap Notes and the execution and delivery of the Royalty Agreement and the distribution of the royalty rights as contemplated thereunder), (3) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for, implementing or modifying the compensation payable to any non-employee director of Leap, (4) any amendment to any such agreement, or any new Leap Related Party Agreement, for purposes of providing for indemnification of officers and directors of Leap, provided that Leap offers to enter into indemnification agreements with all officers and directors on substantially the same terms, (5) any amendment to any such agreement, or any new Leap Related Party Agreement, that is required by any third party investor that is participating in a financing consummated by Leap prior to the Effective Time and that, prior to such participation in such financing, is not (together with such investor's Affiliates) an Affiliate of Leap and (6) any other amendment to any such agreement that does not adversely affect the rights or obligations of Leap under any such agreement;

        (i)    enter into, amend, or terminate an agreement, obligation, or series of related transactions that would cause Leap to have an upward or downward deviation of more than twenty percent (20%) from the aggregate expense forecast for the period(s) presented in the Development Plan; or

        (j)    agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.02.

        SECTION 5.03.    M-CO Forbearances.     During the period from the date of this Agreement to the Effective Time, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.03 of the M-CO Disclosure Letter or as consented to in writing by Leap (such consent not to be unreasonably withheld, conditioned or delayed), M-CO will not, and will not permit any of the M-CO Subsidiaries to:

        (a)   incur any Indebtedness or make any loan or advance or enter into any swap or hedging transaction;

        (b)   adjust, split, combine or reclassify any M-CO Share Capital;

        (c)   make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its Equity Interests, except Forfeitures and Cashless Settlements in connection with M-CO Options;

        (d)   (1)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of M-CO or any M-CO Subsidiary or any M-CO Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, M-CO or any M-CO Subsidiary, except (A) pursuant to the exercise of M-CO Options outstanding as of the date of this Agreement, (B) for issuances by a wholly owned M-CO Subsidiary of such Subsidiary's capital stock to M-CO or another wholly owned M-CO Subsidiary, (C) as set forth in Section 5.03(d)(1)(C) of the M-CO Disclosure Letter, but only if and to the extent that that any issuances or grants permitted under this clause (C) consist only of M-CO Options exercisable for the number of M-CO Ordinary Shares, set forth in Section 5.03(d)(1)(C) of the M-CO Disclosure Letter and such issuances or grants of such M-CO Options occur or become effective only if and following M-CO Shareholder Approval having been obtained and (D) amend the terms of outstanding warrants to purchase M-CO Ordinary Shares as contemplated by Section 5.03(d)(1)(D) of the M-CO Disclosure Letter, or (2) solicit, initiate or facilitate any inquiries, proposals or offers to purchase or otherwise acquire any Equity Interests or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option or other similar agreement in connection with the issuance, sale or grant of any Equity Interests, except, in each case, (X) as otherwise permitted under Section 5.05 hereof and

(Y) in connection with the issuance, sale or grant of any Equity Interests that are permitted under the foregoing clause (1) of this Section 5.03 (d);

        (e)   (i)    except as set forth in Section 5.03(e)(i) of the M-CO Disclosure Letter, increase in any manner the compensation or benefits of any of its directors, officers or employees, or enter into, establish, amend or terminate any M-CO Benefit Plan for or in respect of any shareholder, officer, director, other employee, agent, consultant or Affiliate other than as required pursuant to the terms M-CO Benefit Plans in effect on the date of this Agreement, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any M-CO Benefit Plan or (iii) hire any Person to be employed by M-CO or any of the M-CO Subsidiaries;

        (f)    (i)    sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than M-CO or an M-CO Subsidiary, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by M-CO or any M-CO Subsidiary, other than in the ordinary course of business consistent with past practice;

        (g)   enter into any new line of business that is material to M-CO and the M-CO Subsidiaries, taken as a whole;

        (h)   settle any claim, action or proceeding if such settlement would require any payment by M-CO or any of the M-CO Subsidiaries of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate M-CO or any of the M-CO Subsidiaries to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of M-CO or any of the M-CO Subsidiaries, or would not provide M-CO and its Subsidiaries with a full release from any and all liability arising in connection with any such claim, action or proceeding;

        (i)    directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person, or make any capital expenditures, in each case;

        (j)    (i)    amend the M-CO Charter or (ii) amend the similar organizational documents of any material M-CO Subsidiary in any material respect;

        (k)   enter into or amend any Contract or take any other action if such Contract, amendment or action would reasonably be expected to (i) prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other Transactions, other than in accordance with the terms of Section 5.05, or (ii) give rise to any obligation or liability that would survive the Effective Time;

        (l)    implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, IFRS or GAAP (as applicable) or regulatory guidelines;

        (m)  enter into or amend any Contract to the extent the consummation of the Transactions or compliance by M-CO with the provisions of this Agreement would reasonably be expected to violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the material properties or assets of M-CO or any of the M-CO Subsidiaries under, any provision of such Contract (in the case of entry into a new Contract) or amendment;

        (n)   apply for, negotiate or receive a Tax ruling from the ITA on its own behalf or on behalf of any shareholders or directors, officers or employees of M-CO or any M-CO Subsidiaries other than those expressly contemplated by the provisions of Section 2.02(h) of this Agreement;

        (o)   apply for or receive a Grant; or

        (p)   agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.03.

        SECTION 5.04.    Control of Other Party's Business.     Nothing contained in this Agreement will give Leap, directly or indirectly, the right to control M-CO or any of the M-CO Subsidiaries or direct the business or operations of M-CO or any of the M-CO Subsidiaries prior to the Effective Time. Nothing contained in this Agreement will give M-CO, directly or indirectly, the right to control Leap or any of the Leap Subsidiaries or direct the business or operations of Leap or any of the Leap Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Leap and M-CO will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place M-CO or Leap in violation of any rule, regulation or policy of any Regulatory Agency or applicable Law.

        SECTION 5.05.    M-CO No Solicitation.

        (a)   M-CO will not, will cause the M-CO Subsidiaries not to, will cause each M-CO Transaction Representative not to, and will use its reasonable best efforts to cause each External M-CO Transaction Representative not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an M-CO Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an M-CO Takeover Proposal (other than upon receipt of a bona fide, unsolicited written M-CO Takeover Proposal from any person that did not result from a breach of this Section 5.05 or a breach of any Shareholder No Solicitation Obligation (as hereinafter defined)), solely to the extent necessary to ascertain facts or clarify terms with respect to an M-CO Takeover Proposal for the M-CO Board to be able to have sufficient information to make the determination described in Section 5.05(d) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any M-CO Takeover Proposal (an "M-CO Acquisition Agreement"). M-CO will, will cause the M-CO Subsidiaries to, will cause each M-CO Transaction Representative to, and will use its reasonable best efforts to cause each External M-CO Transaction Representative, to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to an M-CO Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an M-CO Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with an M-CO Takeover Proposal and immediately terminate all physical and electronic data-room access previously granted to any such Person, its Subsidiaries or its Representatives.

        (b)   As used in this Agreement, an "M-CO Takeover Proposal" means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of M-CO and the M-CO Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued M-CO Ordinary Shares or other securities of M-CO (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, M-CO Ordinary Shares or other securities having voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding M-CO Ordinary Shares or of the outstanding voting power of M-CO, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of M-CO, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding M-CO Ordinary Shares or the outstanding voting power of M-CO or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving M-CO or any M-CO Subsidiary. For the avoidance of doubt, the Merger and the other Transactions shall not be deemed an M-CO Takeover Proposal. Wherever the term "group" is used in this Agreement, it used as defined in Rule 13d-3 under the Exchange Act.

        (c)   M-CO will promptly (but in any event within 48 hours) (i) notify Leap in writing in the event that M-CO or any of its Subsidiaries or M-CO Transaction Representatives receives an M-CO Takeover Proposal (including, without limitation, an M-CO Takeover Proposal received by any M-CO shareholder and forwarded to M-CO or any of its Subsidiaries or M-CO Transaction Representatives) and (ii) provide to Leap (x) an unredacted copy of any such M-CO Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other written materials constituting or containing terms or conditions with respect to such M-CO Takeover Proposal exchanged between M-CO (or any of its Subsidiaries or any M-CO Transaction Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by M-CO (or any of its Subsidiaries, any M-CO Transaction Representatives or any shareholder of M-CO), in each case in connection with such M-CO Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such M-CO Takeover Proposal) and (y) a written summary of all material terms and conditions of any such M-CO Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such M-CO Takeover Proposal). From and after such notification, M-CO will keep Leap informed on a prompt basis of any material developments with respect to any such M-CO Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. M-CO will not, and will cause the M-CO Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits M-CO from providing to Leap any of the information required to be provided to Leap under this Section 5.05 within the time periods contemplated hereby.

        (d)   Notwithstanding anything contained in this Section 5.05 to the contrary, if at any time prior to obtaining the M-CO Shareholder Approval, the M-CO shareholders, M-CO or any of its Subsidiaries or M-CO Transaction Representatives receives a bona fide written M-CO Takeover Proposal, which M-CO Takeover Proposal did not result in any material respect from a breach of this Section 5.05 or from a breach of any provision of any Voting Agreement that imposes obligations on the M-CO stockholder party thereto that are similar to the obligations of the Company under Section 5.05(a) of this Agreement (such provision, a "Shareholder No Solicitation Obligation"), and the M-CO Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such M-CO Takeover Proposal constitutes or would reasonably likely lead to a Superior Proposal and the failure to take the actions in (x) or (y) below regarding such M-CO Takeover Proposal would reasonably be expected to be inconsistent with the fiduciary duties of directors of an Israeli company under Israeli Law, then M-CO, its Subsidiaries and the M-CO Transaction Representatives may, following written notice to Leap, (x) enter into an Acceptable Confidentiality Agreement with the Person or group making the M-CO Takeover Proposal and thereafter furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to M-CO and the M-CO Subsidiaries to the Person or group making such M-CO Takeover Proposal; provided that M-CO shall promptly (but in any event within 48 hours) provide to Leap any written information that is provided to any Person or group given such access which was not previously provided to Leap and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such M-CO Takeover Proposal.

        (e)   For purposes of this Agreement, the term "Superior Proposal" means any bona fide written M-CO Takeover Proposal, which M-CO Takeover Proposal did not result in any material respect from a breach of this Section 5.05 or a breach of any Shareholder No Solicitation Obligation, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and M-CO, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of M-CO and the M-CO Ordinary Shares or more than 50% of the consolidated assets of M-CO and the M-CO Subsidiaries (based on the fair market value thereof), including in any such case through the acquisition of one or more M-CO Subsidiaries owning such assets, for consideration consisting of cash and/or securities that the M-CO Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to M-CO's shareholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by Leap in response to such offer and (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the M-CO Board or any such committee in good faith.

        (f)    Neither the M-CO Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to Leap the recommendation to shareholders of M-CO that they give the M-CO Shareholder Approval, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any M-CO Takeover Proposal, (iii) refrain from recommending against any M-CO Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as an "Adverse Recommendation Change") or (iv) enter into or propose publicly to execute or enter into (or cause or permit M-CO or any M-CO Subsidiary to execute or enter into or propose publicly to execute or enter into) an M-CO Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.05). Notwithstanding anything to the contrary in this Section 5.05, prior to the time the M-CO Shareholder Approval is obtained, but not after, the M-CO Board or any committee thereof may (I) make an Adverse Recommendation Change or (II) cause M-CO to enter into an M-CO Acquisition Agreement with respect to an M-CO Takeover Proposal, which M-CO Takeover Proposal did not result in any material respect from a breach of this Section 5.05 or from a breach of any Shareholder No Solicitation Obligation and terminate this Agreement pursuant to Section 8.01(h), in either case if the M-CO Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that (A) to do otherwise would be reasonably expected to be inconsistent with the fiduciary duties of directors of an Israeli company under Israeli Law and (B) in the case of clause (i) where the Adverse Recommendation Change is made in response to an M-CO Takeover Proposal or in the case of clause (ii), that with respect to both clauses (i) and (II), such M-CO Takeover Proposal constitutes a Superior Proposal; provided that the M-CO Board (or any committee thereof) shall not, and shall cause M-CO not to, take any action set forth in clause (i) or clause (ii) unless (1) M-CO has provided written notice to Leap (a "Notice of Adverse Recommendation Change") advising Leap that the M-CO Board (or such committee) intends to take such action and the reasons therefor, (2) in the case of any Notice of Adverse Recommendation Change provided in connection with an M-CO Takeover Proposal, such Notice of Adverse Recommendation Change specifies the material terms and conditions of such Superior Proposal, and including a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Superior Proposal, (3) a period of at least four Business Days has elapsed following Leap's receipt of such Notice of Adverse Recommendation Change (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of an M-CO Takeover Proposal that is the basis for such proposed action shall require a new Notice of Adverse Recommendation Change and an additional two calendar day period), (4) if requested by Leap, M-CO has negotiated, and has caused its Subsidiaries and M-CO Transaction Representatives to negotiate, in good faith with Leap during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by Leap during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by Leap, the M-CO Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such action would continue to be reasonably expected to be inconsistent with the fiduciary duties of directors of an Israeli company under Israeli Law and that, in the case of any Notice of Adverse Recommendation Change provided in connection with an M-CO Takeover Proposal, the M-CO Takeover Proposal would continue to constitute a Superior Proposal even if such changes irrevocably offered by Leap were to be accepted by M-CO; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(h) and M-CO pays Leap the Termination Fee and, when known, the Expense Fee in accordance with Section 6.08 prior to or substantially concurrently with such termination.

        (g)   It is understood that any violation of the restrictions set forth in this Section 5.05 by any M-CO Transaction Representative or by an M-CO Subsidiary will be deemed to be a breach of this Section 5.05.

        SECTION 5.06.    Leap No Solicitation.

        (a)   Leap will not, will cause the Leap Subsidiaries not to, will cause each Leap Transaction Representative not to, and will use its reasonable best efforts to cause each External Leap Transaction Representative not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Leap Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Leap Takeover Proposal or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Leap Takeover Proposal (a "Leap Acquisition Agreement"). Leap will, will cause the Leap Subsidiaries to, will cause each Leap Transaction Representative to, and will use its reasonable best efforts to cause each External Leap Transaction Representative, to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Leap Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Leap Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a Leap Takeover Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its Subsidiaries or its Representatives.

        (b)   As used in this Agreement, a "Leap Takeover Proposal" means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Leap and the Leap Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of 20% or more of the outstanding Leap Common Stock or of the outstanding voting power of Leap (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, Leap Common Stock or other securities representing such voting power), (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding Leap Common Stock or of the outstanding voting power of Leap or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Leap or any Leap Subsidiary which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Leap or of the surviving entity in a merger involving Leap or the resulting direct or indirect parent of Leap or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). For the avoidance of doubt, (x) neither the Merger nor any of the other Transactions shall be deemed a Leap Takeover Proposal, (y) the issuance for cash by Leap of shares of Leap Common Stock or any other securities of Leap (including, without limitation, options, rights or warrants to purchase, or convertible notes, shares of capital stock or other securities convertible into or exchangeable for, Leap Common Stock or other shares of capital stock of Leap) for purposes of obtaining financing for the combined company, and (z) any proposal or offer with respect to any of the transactions described under either of the foregoing clauses (x) and (y), shall not be deemed a Leap Takeover Proposal. Wherever the term "group" is used in this Agreement, it is used as defined in Rule 13d-3 under the Exchange Act.

        (c)   Leap will promptly (but in any event within 48 hours) (i) notify M-CO in writing in the event that Leap or any of its Subsidiaries or Leap Transaction Representatives receives a Leap Takeover Proposal and (ii) provide to M-CO (x) an unredacted copy of any such Leap Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other material written materials constituting or containing terms or conditions with respect to such Leap Takeover Proposal exchanged between Leap (or any of its Subsidiaries or any Leap Transaction Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by Leap (or any of its Subsidiaries or any Leap Transaction Representatives), in each case in connection with such Leap Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such Leap Takeover Proposal) and (y) a written summary of all material terms and conditions of any such Leap Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such Leap Takeover Proposal). From and after such notification, Leap will keep Leap informed on a prompt basis of any material developments with respect to any such Leap Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. Leap will not, and will cause the Leap Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Leap from providing to Leap any of the information required to be provided to M-CO under this Section 5.05 within the time periods contemplated hereby.

        (d)   Neither the Leap Board nor any committee thereof will (i) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any Leap Takeover Proposal, (ii) refrain from recommending against any Leap Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof or (iv) enter into or propose publicly to execute or enter into (or cause or permit Leap or any Leap Subsidiary to execute or enter into or propose publicly to execute or enter into) an Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.05).

        (e)   It is understood that any violation of the restrictions set forth in this Section 5.06 by any Leap Transaction Representative or by a Leap Subsidiary will be deemed to be a breach of this Section 5.06 by Leap.

ARTICLE VI

Additional Agreements

        SECTION 6.01.    Preparation of the Form S-4 and the Proxy Statement; Shareholder Approvals; Listing Application.     (a) Each of Leap and M-CO shall cooperate and use their reasonable best efforts to prepare, and M-Co shall cause to be furnished to the SEC, the Proxy Statement, and each of M-Co and Leap shall cooperate and use their reasonable best efforts to prepare, and Leap and M-CO shall cooperate and work together to cause to be filed with the SEC the Form S-4, in each case as promptly as practicable following the date of this Agreement and in any event such initial furnishing and filing of the S-4 shall be completed no later than thirty (30) days following the date of this Agreement (it being understood that the parties will do their best to target an initial filing date within fifteen (15) Business Days of the date of this Agreement). Leap and M-CO shall each use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Leap and M-CO shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. Each of Leap and M-CO shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it, its Subsidiaries and its Representatives, on the one hand, and the SEC, on the other hand, with respect thereto. Each of Leap and M-CO shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement, as applicable. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto), in the case of Leap, or mailing the Proxy Statement (or any amendment or supplement thereto), in the case of M-CO, or responding to any comments of the SEC with respect thereto, each of Leap and M-CO (i) shall provide the other party an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other, and (iii) shall not furnish, file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Leap shall advise M-CO, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of Leap Common Stock constituting Merger Consideration for offering or sale in any jurisdiction, and each of Leap and M-CO shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Leap and M-CO shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "Blue Sky" laws and the rules and regulations thereunder in connection with the Merger and the issuance of Leap Common Stock constituting Merger Consideration.

        (b)   If, prior to the Effective Time, any event occurs with respect to M-CO or any M-CO Subsidiary, or any change occurs with respect to other information supplied by M-CO for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, M-CO shall promptly notify Leap of such event, and M-CO and Leap shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to M-CO's shareholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

        (c)   If, prior to the Effective Time, any event occurs with respect to Leap or any Leap Subsidiary or Affiliate of Leap, or any change occurs with respect to other information supplied by Leap for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Leap shall promptly notify M-CO of such event, and Leap and M-CO shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to M-CO's shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

        (d)   Promptly following the execution of this Agreement (but in no event later than one (1) day after the date of this Agreement), Leap, as the sole shareholder of Merger Sub, shall execute and deliver written consents approving this Agreement in accordance with the Companies Law and provide copies of such written consents to M-CO.

        (e)   M-CO shall (i) as soon as reasonably practicable (but in any event within ten (10) Business Days) following the date on which the Form S-4 is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Proxy Statement or that M-CO may commence mailing the Proxy Statement, duly call and give notice of, and commence mailing of the Proxy Statement to the holders of M-CO Ordinary Shares as of the record date established for, the M-CO Shareholders Meeting and (ii) as soon as reasonably practicable (but in any event within 35 days) following the commencement of the mailing of the Proxy Statement pursuant to clause (i) above, convene and hold the M-CO Shareholders Meeting; provided that M-CO may adjourn or postpone the M-CO Shareholders Meeting to a later date to the extent M-CO believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of M-CO Ordinary Shares within a reasonable amount of time in advance of the M-CO Shareholders Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the M-CO Shareholder Approval, (iii) to ensure that there are sufficient shares of M-CO Ordinary Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the M-CO Shareholders Meeting or (iv) otherwise to comply with applicable Law, including, if applicable, allowing sufficient time for the process contemplated by Section 5.05(f) to be completed. M-CO shall use its reasonable best efforts to solicit the M-CO Shareholder Approval and shall, through the M-CO Board, recommend to its shareholders that they give the M-CO Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the M-CO Board shall have made an Adverse Recommendation Change as permitted by Section 5.05(f).

        SECTION 6.02.    Access to Information; Confidentiality.     Upon reasonable notice and subject to applicable Law, each of M-CO and Leap shall, and shall cause each of their respective Subsidiaries to, afford to the other party and such other party's Subsidiaries and their Representatives reasonable access during the period prior to the Effective Time to all their respective properties, books, Contracts, personnel and records and, during such period, each of M-CO and Leap shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party all information concerning its business, finances, properties and personnel as such other party may reasonably request; provided that either party may withhold any document or information (a) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (or entered into after the date of this Agreement in the ordinary course of business) and in accordance with Section 5.05 (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (b) the disclosure of which would violate any Law or fiduciary duty (provided that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (c) that is subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege). If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this

Section 6.02 shall be subject to the Mutual Confidentiality Agreement, dated February 3, 2016, between M-CO and Leap (the "Confidentiality Agreement").

        SECTION 6.03.    Required Actions.     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall (and shall cause each of their respective Subsidiaries to) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof.

        (b)   Without limiting the generality of Section 6.03(a), each of Leap and M-CO shall (i) take all action necessary to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any Transaction and (ii) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any Transaction, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

        (c)   Without limiting the generality of Section 6.03(a), each of Leap and M-CO shall, and, to the extent any of Leap's Affiliates are required to under applicable Laws, Leap shall cause such Affiliates to, (i) provide all necessary notices, reports, registrations, submissions of information, applications and other filings, and obtain as promptly as practicable all consents, licenses, permits, waivers, approvals, clearances and authorizations orders of, or non-actions by (collectively, "Consents"), any Governmental Entity and any other Person that are required to be effected or obtained by Leap, Merger Sub or M-CO, or any of their respective Subsidiaries, in connection with the consummation of the Transactions, and take all necessary actions to obtain any such Consents from any Governmental Entity that are required to be so effected or obtained, (ii) prosecute all such filings and Consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the Consents of or filings with any Governmental Entity, and promptly cooperate with and furnish information in connection with any such requirements imposed upon either of them or any of their respective Subsidiaries in connection with this Agreement and the Transactions, (iv) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, (v) facilitate obtaining any final order, writ, judgment or decree approving the Transactions consistent with this Agreement, (vi) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (vii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment that may be asserted by any Governmental Entity so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof, including proposing, negotiating, committing to and effecting any terms, conditions, obligations, commitments or liabilities or the entry into any other arrangements, as are necessary or reasonably advisable in order to obtain the Consents, avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any Injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions (subject, in the case of this clause (vii), to the proviso set forth in Section 6.03(d) below), in the case of each of clauses (i) through (vii), other than with respect to notices, reports, registrations, submissions, applications and other filings, Consents, lawsuits or other legal proceedings relating to or under any applicable Antitrust Law, which are dealt with in Section 6.03(d) below.

        (d)   Without limiting the generality of Section 6.03(a) or Section 6.03(c), each of Leap and M CO shall, and, to the extent any of Leap's Affiliates are required to under applicable Laws, Leap shall cause such Affiliates to, (i) as promptly as practicable make all filings and deliver all notices required under all applicable Antitrust Laws, (iii) thereafter as promptly as practicable make all other submissions with respect to the Transactions required under applicable Antitrust Law and supply any additional information and documentary material that may be requested pursuant to applicable Antitrust Law (and, in response to any request for any additional information and documentary material under any applicable Antitrust Law, take all necessary actions to be in substantial compliance with the requirements thereof as promptly as practicable after the receipt thereof) and (iv) subject to the proviso in the second following sentence and to the last sentence of this Section 6.03(d), take all necessary actions to cause the expiration or termination of the applicable waiting periods under any applicable Antitrust Laws or to obtain any Consents required under any Antitrust Laws as soon as practicable after the date hereof. Both of Leap and M-CO shall use their reasonable best efforts to cause any such filings to be in substantial compliance with the requirements of any applicable Antitrust Law. Each of Leap and M-CO shall (and shall cause each of their respective Subsidiaries to) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment (including by defending through litigation on the merits) under any applicable Antitrust Law that may be asserted by any Governmental Entity or any other Person so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of their assets, properties or businesses, and the entrance into such other arrangements (all of the foregoing being referred to as "Remedy Actions"), as are necessary or reasonably advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any Injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions (it being understood that Leap, in full consultation with M-CO, will coordinate and direct activities, if any, with Governmental Entities and third parties relating to such Remedy Actions in each case in accordance with the requirements of, and subject to the limitations set forth in, this Section 6.03(d) ); provided that, notwithstanding the foregoing or any other provision of this Agreement to the contrary, nothing contained in this Agreement shall require or obligate Leap, M-CO or any of their Subsidiaries to agree to or otherwise be required to commit to, execute or consummate any such sale, divestiture, disposition or arrangement or other Remedy Action, if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Leap, M-CO and their respective Subsidiaries, taken as a whole. Nothing in this Section 6.03 shall require any party to take or agree to take any such action with respect to its business or operations pursuant to this Section 6.03 unless the effectiveness of such agreement or action is conditioned upon the Closing (and M-CO shall not take or agree to take any action with respect to its business or operations pursuant to this Section 6.03 without the prior written consent of Leap (such consent not to be withheld, conditioned or delayed if doing so would be inconsistent with Leap's obligations hereunder)).

        (e)   Subject to applicable Law and the instructions of any Governmental Entity, Leap and M-CO shall each advise the other promptly, but in any event within two Business Days, of (and shall promptly furnish the other with copies of) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the Transactions, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with any Governmental Entity in connection with the Transactions, and each party shall generally keep the other apprised of the status of matters relating to completion of the Transactions. Subject to applicable Law, neither Leap nor M-CO shall permit any of its respective Subsidiaries or Representatives to participate in any substantive or material meeting or telephone conversation with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting or conversation. Each of Leap and M-CO shall (i) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (ii) subject to applicable Law, furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and their respective Subsidiaries and Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity's staff, on the other hand, with respect to this Agreement and the Transactions.

        (f)    Leap shall issue the shares of Leap Common Stock to be issued as Merger Consideration and any shares of Leap Common Stock issuable following the Effective Time in respect of the awards described in Section 6.04 and Section 6.11 to be approved for listing on NASDAQ, subject to official notice of issuance prior to the Closing Date.

        (g)   M-CO shall consult with Leap and use commercially reasonable efforts to keep Leap apprised of material developments regarding the defense or settlement of any shareholder litigation against M-CO or its directors relating to the Merger and the other Transactions, and no such settlement shall be agreed to by M-CO (other than a settlement effected only in cash (which for the avoidance of doubt shall reduce Net Cash but only to the extent contemplated by such definition) with no implications for Leap post-Closing and that complies with the provisions of Section 5.03(h) ) without the prior written consent of Leap (such consent not to be unreasonably withheld, conditioned or delayed).

        SECTION 6.04.    M-CO Share Incentive Plan, M-CO Options and Warrants.     (a) Prior to the Effective Time, the M-CO Board (or, if appropriate, any committee thereof administering the M-CO Share Incentive Plan) shall adopt such resolutions or take such other actions as may be required to effect the following:

            (i)  Each M-CO Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, subject to the same terms and conditions as were applicable to such M-CO Option immediately prior to the Effective Time (including applicable vesting conditions but excluding the number of shares subject to such M-CO Option and the exercise price of such M-CO Option), (A) that number of shares of Leap Common Stock, rounded down to the nearest whole share, equal to the result obtained by multiplying (1) the total number of M-CO Ordinary Shares subject to such M-CO Option immediately prior to the Effective Time by (2) the Exchange Ratio and (B) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient obtained by dividing (1) the exercise price per share of M-CO Ordinary Shares at which such M-CO Option was exercisable immediately prior to the Effective Time by (2) the Exchange Ratio (each M-CO Option so adjusted, a "Converted M-CO Option"). For the avoidance of doubt, all Converted M-CO Options that will vest upon the consummation of the Merger pursuant to their terms as of the date of this Agreement will be converted into vested options to purchase shares of Leap Common Stock as provided in the preceding sentence. Notwithstanding the forgoing, the exercise price and the number of shares of Leap Common Stock purchasable pursuant to the M-CO Options shall be determined, to the extent required, in a manner consistent with the requirements of Section 409A of the Code, and, in the case of any M-CO Option to which Section 422 of the Code applies, the exercise price and the number of shares of Leap Common Stock purchasable pursuant to such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

           (ii)  At the Effective Time, Leap shall assume the M-CO Share Incentive Plan and all obligations of M-CO under the M-CO Share Incentive Plan. As soon as practicable after the Effective Time, Leap shall deliver appropriate notices setting forth such holders' rights pursuant to this Section 6.04, and the agreements evidencing awards held by such holders shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

          (iii)  Leap shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Leap Common Stock for delivery upon exercise or settlement of the awards described in Section 6.04 and Section 6.11. As soon as reasonably practicable after the Effective Time, to the extent necessary, Leap shall file one or more registration statement on appropriate forms with respect to the shares of Leap Common Stock underlying the awards described in Section 6.04 and Section 6.11 and shall use its reasonable best efforts to maintain the effectiveness of such registration statement(s) or other registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

          (iv)  Each M-CO Warrant, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a warrant to purchase, subject to the same terms and conditions as were applicable to such M-CO Warrant immediately prior to the Effective Time (including applicable vesting conditions but excluding the number of shares subject to such M-CO Warrant and the exercise price of such M-CO Warrant), (A) that number of shares of Leap Common Stock, rounded down to the nearest whole share, equal to the result obtained by multiplying (1) the total number of M-CO Ordinary Shares subject to such M-CO Warrant immediately prior to the Effective Time by (2) the Exchange Ratio and (B) at a per-share exercise price equal to the US$ amount that is equivalent to the quotient obtained by dividing (1) the exercise price per share of M-CO Ordinary Shares at which such M-CO Warrant was exercisable immediately prior to the Effective Time by (2) the Exchange Ratio, based on the official representative rate of exchange of the U.S. Dollar and New Israeli Shekel published by the Bank of Israel on the Business Day immediately preceding the Effective Time and rounded to the nearest whole cent, or at such other per-share exercise price as may be agreed upon in writing by Leap and the holder of such M-CO Warrant (each M-CO Warrant so adjusted, a "Converted M-CO Warrant"). At the Closing, Leap shall assume all of M-CO's obligations under the instruments governing the M-CO Warrants outstanding immediately prior to the Effective Time, including the rollover provisions contained therein, subject to adjustment in the manner contemplated above in this Section 6.04 (d), and Leap's assumption of all of such obligations of M-CO under the instruments governing the M-CO Warrants outstanding immediately prior to the Effective Time, as so adjusted, shall be evidenced by M-CO's and Leap's execution of Amendment No. 2 to Warrant, in the form attached hereto as Exhibit L. Following the Closing, Leap shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Leap Common Stock for delivery upon exercise of the outstanding Converted M-CO Warrants. At or prior to Closing, M-CO shall seek to have such Amendment No. 2 to Warrant executed by all parties other than Leap, which shall add its signature at Closing.

        SECTION 6.05.    Merger Proposal.     As promptly as practicable after the execution and delivery of this Agreement: (a) M-CO and Merger Sub shall cause the merger proposals (in the Hebrew language) in substantially the forms annexed hereto as Exhibit G (such proposals collectively, the "Merger Proposal") to be executed in accordance with Section 316 of the Companies Law; (b) M-CO shall call the M-CO Shareholders Meeting and Merger Sub shall call a general meeting of Merger Sub's shareholders, and (c) each of M-CO and Merger Sub shall deliver the Merger Proposal to the Israeli Registrar of Companies within three days from the calling of such shareholders meetings in accordance with Section 317(a) of the Companies Law. M-CO and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and each of their respective material creditors, if any, no later than three days after the date on which the

Merger Proposal is delivered to the Israeli Registrar of Companies, and shall promptly inform their respective non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after M-CO and Merger Sub shall have complied with the immediately preceding sentence and with paragraphs (a) and (b) of this Section 6.05 below, but in any event no more than three business days following the date on which such notice was sent to the creditors, M-CO and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, M-CO and, if applicable, Merger Sub, shall:

        (a)   publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at the office of the Israeli Registrar of Companies, M-CO's registered offices or Merger Sub's registered offices, as applicable, and at such other locations as M-CO or Merger Sub, as applicable, may determine, in (i) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Registrar, (ii) a popular newspaper in the United States, no later than three business days following the day on which the Merger Proposal was submitted to the Registrar, and (iii) if required, in such other manner as may be required by any applicable law and regulations; and

        (b)   within four business days from the date of submitting the Merger Proposal to the Israeli Registrar of Companies, send a notice by registered mail to all of the "Material Creditors" (as such term is defined in the regulations promulgated under the Companies Law) that M-CO or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in paragraph (a) of this Section 6.05; and

        For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a merger certificate from the Registrar of Companies shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Sections 7.01, 7.02 and 7.03 below.

        SECTION 6.06.    M-Co Shareholders Meeting.

        (a)   M-CO shall take all action necessary under all applicable Laws to call, give notice of and hold the M-Co Shareholders Meeting for purposes of seeking the M-Co Shareholder Approval. Subject to the notice requirements of the Companies Law and the rules and regulations promulgated thereunder and the M-CO Charter, the M-CO Shareholders Meeting shall be held (on a date selected by M-CO and consented to by Leap (such consent not to be unreasonably withheld, conditioned or delayed)) as promptly as practicable after the date hereof but no earlier than thirty five (35) days from the filing of the Merger Proposal and no later than the date that the M-CO Shareholder Meeting is required to be held in accordance with Section 6.01(e). M-CO shall use its best efforts to solicit from its shareholders proxies for voting on the matters to be voted on at the M-CO Shareholder Meeting as contemplated under this Agreement. M-CO shall call, notice, convene, hold, conduct and solicit all proxies in connection with the M-Co Shareholders Meeting in compliance with all applicable Laws, including the Companies Law and the M-CO Charter.

        (b)   Except to the extent that the M-CO Board shall have made an Adverse Recommendation Change as permitted by Section 5.05(f), the M-CO Board shall recommend without reservation that M-CO's shareholders vote in favor of grating the M-CO Shareholder Approval; and neither the M-CO Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Leap, the recommendation of the M-CO Board that M-CO's shareholders vote in favor of granting the M-CO Shareholder Approval.

        (c)   No later than three days after the approval of the Merger by M-CO's shareholders at the M-Co Shareholders Meeting, M-CO shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies regarding the M-CO Shareholder Approval having been obtained.

        SECTION 6.07.    Merger Sub Shareholders Meeting.     No later than three days after the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Israeli Registrar of Companies of such decision of Merger Sub's shareholders with respect to the Merger.

        SECTION 6.08.    Fees and Expenses.     (a) Except as provided in this Section 6.08, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the party incurring such costs and expenses; provided that Leap and M-CO shall share equally all fees and expenses in relation to the printing and filing of the Form S-4 and the printing, filing and distribution of the Proxy Statement, other than attorneys' and accountants' fees and expenses.

        (b)   In the event that:

            (i)  this Agreement is terminated by either Leap or M-CO pursuant to Section 8.01(c) (a failed M-CO shareholder vote) and M-CO either enters into a definitive agreement with respect to an M-CO Takeover Proposal, or otherwise engages or agrees to engage (or publicly announces its intention to engage) in any transaction that constitutes an M-CO Takeover Proposal, in either case within 12 months of the date this Agreement is terminated;

           (ii)  this Agreement is terminated by M-CO pursuant to Section 8.01(h) (accepting a Superior Proposal); or

          (iii)  this Agreement is terminated by Leap pursuant to Section 8.01(g) (change in Board recommendation), other than in circumstances where the Adverse Recommendation Change was made as a result of a Material Adverse Effect on Leap;

then M-CO will pay Leap a fee equal to $1,200,000 (the "Termination Fee"), plus, if not previously paid pursuant to the following paragraph, the Expense Fee, by wire transfer of same day funds to an account designated by Leap, in the case of a termination referred to in Section 6.08(b)(i), substantially concurrently with or prior to the earlier of the entering into of the definitive agreement or engaging or agreeing to engage (or publicly announcing M-CO's intention to engage) in the transaction referred to in Section 6.08(b)(i), in the case of a termination referred to in Section 6.08(b)(ii), substantially concurrently with, or prior to, such termination and, in the case of a termination by Leap referred to in Section 6.08(b)(iii), within two Business Days after such termination.

        In the event that this Agreement is terminated by Leap pursuant to Section 8.01(c), absent an Adverse Recommendation Change as a result of a Material Adverse Effect at Leap, then M- CO will pay to Leap the Expense Fee, by wire transfer of same day funds to an account designated by Leap, within two Business Days after such termination, and thereafter M-CO shall be obligated to pay to Leap the Termination Fee in the event such Termination Fee is payable pursuant to this Section 6.08. As used in this Agreement, the "Expense Fee" means an amount equal to the lesser of (x) $750,000 and (y) the aggregate of all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to Leap), incurred by Leap and Merger Sub in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, any filings or submissions under applicable Laws in connection with the Transactions or any other matters related to the Merger and the other Transactions.

        In the event that this Agreement is terminated by Leap pursuant to Section 8.01(i), then M CO will pay to Leap the 104H Fee, by wire transfer of same day funds to an account designated by Leap, within two Business Days after such termination. As used in this Agreement, the "104H Fee" means an amount equal to $1,600,000.

        (c)   M-CO acknowledges that the agreements contained in this Section 6.08 are an integral part of the Merger and the other Transactions and that, without these agreements, Leap would not enter into this Agreement. Accordingly, if M-CO fails promptly to pay the Termination Fee, Expense Fee or 104H Fee, if and when due pursuant to this Section 6.08 and, in order to obtain such payment, Leap commences a suit that results in a judgment against M-CO for the amounts set forth in this Section 6.08, M-CO will pay to Leap interest, from the date such payment was required to be made, on the amounts set forth in this Section 6.08 at a rate per annum equal to the three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the party entitled to such amounts) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 250 basis points. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that (i) in the event that the Termination Fee and the Expense Fee becomes payable and is paid by M-CO, the Termination Fee and the Expense Fee shall be Leap's and Merger Sub's sole and exclusive remedy under this Agreement and (ii) in no event shall M-CO be required to pay the Termination Fee, 104H Fee or the Expense Fee, as applicable, on more than one occasion.

        SECTION 6.09.    Certain Tax Matters.    For Federal income Tax purposes, each of Leap, M-CO and Merger Sub shall report the Merger and the other Transactions in a manner consistent with the Intended Tax Treatment. The parties' right to take any action disclosed in Sections 5.01, 5.02 or 5.03 of the Leap Disclosure Letter or the M-CO Disclosure Letter, as applicable, shall be subject to and subordinate to the parties' respective obligations under this Section 6.09.

        SECTION 6.10.    No Leap Change in Control.    Prior to the Closing Date, Leap shall take all actions necessary, including pursuant to actions through its board of directors, to ensure that no "change in control" or similar event has or will occur for the purposes of any Leap Benefit Plan in connection with either the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event).

        SECTION 6.11.    Leap Stock Options.    The Leap Board (or, if appropriate, any committee thereof administering the Leap Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following: Each Leap Stock Option, whether vested or unvested, that is outstanding immediately prior to the Pre-Closing Leap Share Conversion shall, as of the Pre-Closing Leap Share Conversion, automatically and without any action on the part of the holder thereof, be adjusted such that following the Pre-Closing Leap Share Conversion it represents an option to purchase, subject to the same terms and conditions as were applicable to such Leap Stock Option immediately prior to the Pre-Closing Leap Share Conversion (including applicable vesting conditions but excluding the number of shares subject to such stock option and the exercise price of such Leap Stock Option) (i) that number of shares of Leap Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (A) the total number of shares of Leap Common Stock subject to such Leap Stock Option immediately prior to the Pre-Closing Leap Share Conversion by (B) the Leap Share Conversion Ratio and (ii) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (A) the exercise price per share of Leap Common Stock at which such Leap Stock Option was exercisable immediately prior to the Pre-Closing Leap Share Conversion by (B) the Leap Share Conversion Ratio, provided, however, that the exercise price and the number of shares of Leap Common Stock purchasable pursuant to the Leap Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Leap Stock Option to which Section 422 of the

Code applies, the exercise price and the number of shares of Leap Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

        SECTION 6.12.    Section 16 Matters.    Prior to the Effective Time, Leap and M-CO each shall take all such steps as may be required to cause (a) any dispositions of M-CO Ordinary Shares (including, in each case, derivative securities with respect thereto) resulting from the Merger and the other Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to M-CO immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Leap Common Stock (including derivative securities with respect to Leap Common Stock) resulting from the Merger and the other Transactions, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Leap, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        SECTION 6.13.    Governance Matters.

        (a)   Subject to the terms and conditions set forth in this Agreement, Leap shall take all necessary actions to cause the Leap Charter and the Leap By-laws to be amended and restated, together with shareholder approval, as of immediately prior to the Effective Time in accordance with Section 1.05.

        (b)   Leap shall take all necessary action to cause, effective at the Effective Time, the Leap Board to be composed of seven (7) directors (staggered in three classes) who shall initially be: (A) Christopher Mirabelli (who will serve as Chairman of the Board), James Cavanaugh, John Littlechild, Thomas Dietz and Joseph Loscalzo and (B) Nissim Mashiach and Dr. William Li (the directors in clause (B), the "M-CO Designees"). If either Nissim Mashiach or Dr. William Li for any reason shall be unable to serve at the Closing, M-CO may designate a substitute designee who is reasonably acceptable to Leap (an "M-CO Alternate"). The M-CO Designees shall be initially assigned to the classes of directors having a three-year term and two-year term, and, as set forth in the By-laws, for a period of two years after the Closing at least one of the M-CO Designees shall serve on any pricing committee for future financings (which committee charter shall require approval of disinterested directors with respect to any financing involving an Affiliate of Leap that is entered into during the two year period immediately following the Closing).

        (c)   Leap shall take all actions necessary to cause, effective no later than immediately prior to the amendment of the Leap Charter pursuant to Section 1.05(a) hereof or Section 6.23 hereof, all outstanding shares of Leap Preferred Stock to be converted or exchanged for shares of Common Stock and all outstanding Leap Notes to be converted into shares of Common Stock, in either instance (x) without the payment of interest or dividend (other than in the form of additional shares of Leap Common Stock) and (y) in accordance with, but subject to clause (x) above, (1) their terms as in effect immediately prior to such conversion or exchange, (2) terms set forth in any amendment to Leap's certificate of incorporation duly authorized, approved and adopted by Leap's board of directors and stockholders or (3) in the case of the Leap Preferred Stock, terms approved by Leap's board of directors and set forth in a written agreement executed and delivered by Leap that specifies that such written agreement constitutes, and shall be treated by all holders as if it were, a modification of the Leap Preferred Stock, provided that such terms apply to all holders of Leap Preferred Stock in the same fashion and, in the case of the Leap Notes, terms approved by Leap's board of directors and set forth in a written agreement executed and delivered by Leap that specifies that such written agreement constitutes, and shall be treated by all holders as if it were, a modification of the Leap Notes, provided that such terms apply to all holders of Leap Notes in the same fashion (collectively, the "Recap").

        (d)   Leap shall take all action necessary to cause, effective no later than immediately prior to the Effective Time but prior to the consummation of the Equity Investment, the Pre-Closing Leap Share Conversion to become effective.

        (e)   Leap shall take all actions necessary to cause to be adopted, effective no later than immediately prior to the Effective Time, the 2016 Plan (a copy of which is attached hereto as Exhibit H) and the Amended and Restated 2012 Equity Incentive Plan, a copy of which is attached hereto as Exhibit I (the "Amended and Restated 2012 Plan"). The 2016 Plan shall (i) authorize the issuance thereunder of a number of shares of Leap Common Stock no greater than eight percent (8%) of the fully diluted capitalization of Leap immediately after the Effective Time), treating, for this purpose, as included in such number of shares of Leap Common Stock authorized under the 2016 Plan the number of shares of Leap Common Stock that, immediately after the Effective Time, will be subject to M-CO Out-of-the-Money Options assumed by Leap pursuant to this Agreement, which will become part of the shares of Leap Common Stock authorized under the 2016 Plan only in the event that such M-CO Out-of-the Money Options expire unexercised, and (ii) include an "evergreen" provision that will become effective on the first anniversary of the Closing and that will provide for an annual increase in the total number of shares authorized for issuance under the 2016 Plan of up to four percent (4%) of Leap's total issued and outstanding shares immediately prior to the applicable annual increase, unless the Leap Board elects to reduce the number of additional shares to be so authorized. The Amended and Restated 2012 Plan shall (i) authorize the issuance thereunder that number of shares of Leap Common Stock that will be subject to outstanding grants or awards under the 2012 Plan immediately prior to the Effective Time (including, without limitation, the grants or awards to be made under the 2012 Plan at or prior to the Closing as contemplated under Section 6.21 hereof) after giving effect to the Pre-Closing Leap Share Conversion, and (ii) provide that all outstanding grants or awards thereunder shall accelerate and become fully vested and exercisable upon the occurrence of a change of control of Leap (all as defined in the Amended and Restated 2012 Plan). For clarity, this Agreement does not impose any limit or restriction on the number of shares of Leap Common Stock that may be authorized for issuance under the 2012 Plan at any time prior to the Closing.

        (f)    Effective upon and following the Effective Time, the current Chief Executive Officer of Leap and the Chairman of the Leap Board shall continue as the Chief Executive Officer of Leap and Chairman of the Leap Board, until the earlier of his resignation or removal or until his successor is duly elected and qualified, as the case may be.

        SECTION 6.14.    Royalty Arrangements.    Prior to the Effective Time, Leap shall declare, in accordance with applicable Law, a special distribution to the holders of record of shares of Leap capital stock immediately prior to the Effective Time in the form of a royalty, the terms of which are set forth in the Royalty Agreement attached hereto as Exhibit J (the "Royalty Agreement").

        SECTION 6.15.    Capital Infusions.    Leap shall cause its existing shareholders to provide debt (in the form of additional Leap Notes to be converted into Leap Common Stock prior to the Effective Time) or equity funding prior to Closing to cover expenses incurred pending consummation of the Closing, so the condition set forth in Section 7.03(e) shall be satisfied. In addition, Leap will secure, prior to the Effective Time, the equity investment contemplated by Section 7.03(d) (the "Equity Investment"). For the avoidance of doubt, the Equity Investment shall be ignored for purposes of determining the satisfaction of the condition set forth in Section 7.03(e).

        SECTION 6.16.    [RESERVED].

        SECTION 6.17.    Directors' and Officers' Indemnification and Insurance.    (a) Leap agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of M-CO (the "Indemnified Persons", each, an "Indemnified Person") acting in such capacities and any indemnification or other agreements of M-CO as in effect on the date of this Agreement shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

        (b)   Prior to the Effective Time M-CO will purchase a directors' and officers' liability insurance policy (such policy, a "D&O Insurance") for seven (7) years after the Effective Time. Such D&O Insurance shall cover acts or omissions occurring prior to the Effective Time covering each such Indemnified Person whom are as of as of immediately prior to the Effective Time covered by the Company's officers' and directors' liability insurance policy, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement. Notwithstanding the foregoing, at any time Leap or the Surviving Company may, and if so directed by Leap prior to the Effective Time M-CO shall (subject to the proviso set forth in the previous sentence), purchase a "tail" directors' and officers' liability insurance policy, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and which by its terms shall provide coverage until the seventh (7th) annual anniversary of the Effective Time, and upon the purchase of such insurance Leap's and the Surviving Company's obligations pursuant to the first sentence of this Section 6.17 shall cease.

        The rights of each Indemnified Person under this Section 6.17 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

        SECTION 6.18.    Obligations of Merger Sub.    Leap shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

        SECTION 6.19.    Payment for Third Party Consents.    Each of Leap and M-CO shall pay all amounts, which payments are expressly required by the terms of any Contract, payable by Leap or M CO, as applicable, in connection with third-party consents, waivers, amendments, and the like, required for the Transactions (if any).

        SECTION 6.20.    Interim Financials.    Prior to the Effective Time and no later than 45 days after the end of each calendar quarter, each of Leap and M-CO shall deliver to the other party quarterly financials, together with applicable notes and a copy of the relevant Management Discussion & Analysis, in compliance with GAAP or IFRS, as the case may be.

        SECTION 6.21.    Options for Key Managers.    At or prior to the Closing, Leap will grant to the Key Managers under the 2012 Plan options to purchase Leap Common Stock representing in the aggregate approximately 9% of the share capital of Leap anticipated to be outstanding immediately following the Merger, calculated on a fully diluted basis as if all then outstanding securities of Leap that are convertible, exercisable or exchangeable for Leap Common Stock had been so converted, exercised or exchanged for shares of Leap Common Stock in accordance with the terms of such outstanding securities (but without taking into account or treating as issued any of the shares issuable upon exercise of the M-CO Out-of-the Money Options). The Options shall have an exercise price intended to reflect the valuation per share reflected in the Merger and be in a manner consistent with the requirements of Section 409A of the Code. At the time that the foregoing Leap Stock Options are granted to the Key Managers, Leap may grant such number of additional Leap Stock Options under the 2012 Plan to other key employees as Leap shall determine in its sole discretion, provided that all such options are treated as outstanding for purposes of determining the Adjusted Leap Outstanding Shares.

        SECTION 6.22.    Updated Capitalization Information.    Immediately prior to the Closing, Leap shall deliver to M-CO a written document that sets forth all of the information that Leap would have been required to include in Section 3.02 of the Leap Disclosure Letter in order to make the representations and warranties set forth in Section 3.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.22, all references in Section 3.02 to the date of this Agreement shall be deemed to be references to the date of the Closing). Immediately prior to the Closing, M-CO shall deliver to Leap a written document that sets forth all of the information that

M-CO would have been required to include in Section 4.02 of the M-CO Disclosure Letter in order to make the representations and warranties set forth in Section 4.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.22, all references in Section 4.02 to the date of this Agreement shall be deemed to be references to the date of the Closing).

        SECTION 6.23.    Possible Adjustments to the Leap Share Conversion Ratio.    If an adjustment to the Leap Share Conversion Ratio and the related Exchange Ratio are necessary to facilitate meeting the minimum per share trading price required for an initial listing on Nasdaq or are necessary in the reasonable discretion of Leap to improve the likelihood of achieving any particular target per share trading price of Leap Common Stock after the Effective Time that is desired by Leap (so long as it complies with Nasdaq's listing requirements), then the Leap Share Conversion Ratio shall be adjusted to the extent reasonably necessary to secure such a listing and/or to improve the likelihood of achieving any such particular target per share trading price. In such an event, the terms of the New Leap Charter shall be amended prior to the Closing to reflect the adjusted Leap Share Conversion Ratio, together with approval of the Leap Board and stockholders.

        SECTION 6.24.    Office of the Chief Scientist.    Promptly following the execution of this Agreement, M-CO, in consultation with Leap, shall: (i) submit an application to the Tmura Fund at the OCS to close File No. 41846 at the OCS, (ii) submit such forms and undertakings as required by the OCS and/or under the OCS Directive 200-04 in connection with such application and (iii) shall cooperate with the OCS as may be reasonably required by the OCS in connection with its review of such application. M-CO does not provide any representation or warranty that such application will indeed be approved and Leap confirms that such approval is not a condition to Closing under this Agreement.

        SECTION 6.25.    Termination of Certain Agreements.    M-CO agrees to take all commercially reasonable measures (which, for the avoidance of doubt, shall not include the payment of fees or other payments to the respective counterparty) prior to the Closing necessary to terminate the (A) Master Services Agreement between M-CO and Amarex Clinical Research, LLC, dated as of September 12, 2013, (B) the License Agreement between M-CO and Prof. David Danon, dated January 31, 2008, as amended on January 16, 2010, (C) the Agreement between M-CO and Magen David Adom in Israel, dated as of January 23, 2008 and (D) the Consulting Agreement between M-CO and Dr. Jeffrey Weber, dated as of April 4, 2016.

        SECTION 6.26.    Registration Rights Agreement.    On or prior to the Closing, Leap shall offer the existing shareholders of Leap and the key shareholders of M-CO to execute with each of them a Registration Rights Agreement, substantially in the form of Exhibit K. Such agreement shall become effective upon the Effective Time.

ARTICLE VII

Conditions Precedent

        SECTION 7.01.    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

        (a)    Certificate of Merger.     The Certificate of Merger shall have been received from the Israeli Registrar of Companies.

        (b)    M-CO Shareholder Approval.     The M-CO Shareholder Approval shall have been obtained.

        (c)    Listing.     The shares of Leap Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

        (d)    Regulatory Approvals.     Any Required Foreign Regulatory Approvals shall have been obtained and the required 30-day waiting period set forth in Section 323 of the Companies Law shall have lapsed.

        (e)    Form S-4.     The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

        (f)    No Injunctions or Restraints; Illegality.     No material Injunction preventing the consummation of the Merger or any of the other Transactions shall be in effect. No material statute, rule, regulation or Injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

        (g)    Net Cash Calculation; Net Leap AP Calculation.     M-CO and Leap shall have agreed in writing upon the Net Cash Calculation and Net Leap AP Calculation, or the Independent Accountant shall have delivered its report with respect to the Net Cash Calculation and/or the Net Leap AP Calculation, in each case pursuant to Section 2.01 hereof.

        (h)    2016 Plan.     The 2016 Plan shall have been adopted as contemplated by Section 6.13(e).

        SECTION 7.02.    Conditions to Obligations of Leap.     The obligation of Leap to effect the Merger is also subject to the satisfaction, or waiver by Leap, at or prior to the Effective Time, of the following conditions:

        (a)    Representations and Warranties.     (i) Each of the representations and warranties of M-CO (other than as set forth in Sections 4.01 (Corporate Organization), 4.02 (Capitalization), 4.03 (Authority; No Violation), 4.07 (Advisors' Fees), and 4.08(a) (Absence of Certain Changes or Events)) of M-CO set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on M CO, (ii) the representations and warranties of M-CO set forth in Sections 4.01 (Corporate Organization), 4.03 (Authority; No Violation) and 4.07 (Advisors' Fee) shall be true and correct in all material respects (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of M CO set forth in Section 4.02 (Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the representations and warranties of M-CO set forth in Section 4.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement, and Leap shall have received a certificate signed on behalf of M-CO by the Chief Executive Officer or the Chief Financial Officer of M-CO to the foregoing effects.

        (b)    Performance of Obligations of M-CO.     M-CO shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Leap shall have received a certificate signed on behalf of M-CO by the Chief Executive Officer or the Chief Financial Officer of M-CO to such effect and confirming the satisfaction of the conditions set forth in Sections (c) and (d) of this Section 7.02.

        (c)    Absence of Material Adverse Effect on M-CO.     Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on M-CO.

        (d)    Minimum Net Cash.     The Net Cash of M-CO, as determined pursuant to Section 2.01 hereof, shall not be less than $20 million.

        SECTION 7.03.    Conditions to Obligations of M-CO.     The obligation of M-CO to effect the Merger is also subject to the satisfaction, or waiver by M-CO, at or prior to the Effective Time, of the following conditions:

        (a)    Representations and Warranties.     (i) Each of the representations and warranties of Leap (other than as set forth in Sections 3.01 (Corporate Organization), 3.02 (Capitalization), 3.03 (Authority; No Violation), 3.07 (Advisors' Fees), 3.08(a) (Absence of Certain Changes or Events) and 3.19(b) (Non infringement)) set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Leap, (ii) the representations and warranties of Leap set forth in Sections 3.01 (Corporate Organization), 3.03 (Authority; No Violation), 3.07 (Advisors' Fees) and 3.19(b) (Non infringement) shall be true and correct in all material respects (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Leap set forth in Section 3.02 (Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the representations and warranties of Leap set forth in Section 3.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement, and M-CO shall have received a certificate signed on behalf of Leap by the Chief Executive Officer or the Chief Financial Officer of Leap to the foregoing effects.

        (b)    Performance of Obligations of Leap.     Leap shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and M CO shall have received a certificate signed on behalf of Leap by the Chief Executive Officer or the Chief Financial Officer of Leap to such effect, and confirming the satisfaction of the conditions set forth in Sections (c), (d), (e), (f), (g), (h), (i) and (j) of this Section 7.03.

        (c)    Absence of Material Adverse Effect on Leap.     Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Leap.

        (d)    Equity Investment.     Leap shall have consummated on the Closing Date an equity investment of at least $10 million from funds affiliated with HealthCare Ventures or its designees against the issuance of Leap Common Stock, having no preferential or contractual rights senior to the Merger Shares. The price per share to be paid for the shares of Leap Common Stock to be purchased pursuant to such equity investment shall be based a pre-money valuation of $100 million, calculated as of immediately after the Effective Time as if the Merger had been consummated immediately prior to such equity investment (but excluding any other new equity investment not specifically contemplated by this Agreement (i.e., not taken into account when determining the Adjusted Outstanding Leap Shares) and treating (1) all options, warrants and other securities expected to be outstanding immediately after Effective Time that are expected to be convertible, exercisable or exchangeable for shares of Leap Common Stock (including, without limitation, any of such options, warrants and other securities then held by the former stockholders of M-CO as a result of the Merger) immediately after the Effective Time as if such options, warrants and other securities had been converted, exercised or exchanged for shares of Leap Common Stock immediately prior to such equity financing in accordance with their respective terms as expected to be in effect immediately after the Effective Time, and (2) without duplication of the foregoing clause (1), any and all shares of Leap Common Stock expected to be reserved for issuance under the Amended and Restated 2012 Plan immediately after the Effective Time as if all of such shares of Leap Common Stock were issued and outstanding immediately prior to such equity financing, but without taking into account as part of such pre-money valuation, and in no event treating as issued and outstanding immediately prior to such equity financing, the shares of Leap Common Stock reserved for future issuance under the 2016 Plan. Leap shall have provided M-CO a copy of the investment document reflecting such investment prior to the execution thereof.

        (e)    Maximum Net Accounts Payable.     The accounts payable of Leap as of immediately prior to Closing (including a good faith estimate of unpaid expenses incurred by Leap in connection with the consummation of the transactions contemplated by this Agreement but not including any unpaid expenses incurred by Leap in connection with (1) the preparation and filing of the Form S-4 and the Proxy Statement, including the financial statements and the pro forma financial statements included therein, (2) responding to SEC comments in connection with the S-4 and the Proxy Statement, including the financial statements and the pro forma financial statements included therein, and any other activities necessary to cause the Form S-4 to become effective under the Securities Act, (3) the printing, mailing or distribution of the Form S-4 or the prospectus in connection therewith, (4) the registration of the Leap Common Stock under the Exchange Act, (5) the listing of the Leap Common Stock with NASDAQ, (6) any filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Leap Common Stock constituting the Merger Consideration and (7) any equity investment that is not taken into account when determining the Adjusted Outstanding Leap Shares) less the amount of cash, cash equivalents and short-term investments of Leap as of immediately prior to the Closing (excluding the effect of any cash invested as part of the Equity Investment or any other equity investment that is not taken into account when determining the Adjusted Outstanding Leap Shares) (the "Net Leap AP") shall not be greater than $1.0 million, as determined in accordance with GAAP consistent with past practices; provided, however, that such accounts payable of Leap shall not include (i) any interest accrued on the Leap Notes following the date hereof until the conversion thereof and (ii) any accrued dividends on, or the amount of the liquidation preference of, the Leap Preferred Stock.

        (f)    No Indebtedness.     The Leap Notes have been converted and, after giving effect to the conversion of the Leap Notes into Leap Common Stock, Leap does not have any Indebtedness for borrowed money as of the Closing Date.

        (g)    Recap.     The Recap and the Pre-Closing Leap Share Conversion shall have become effective.

        (h)    Section 104H Tax Ruling.     M-CO shall have received the Section 104H Tax Ruling from the ITA, on terms that are reasonably satisfactory to M-CO.

        (i)    Employment Agreements.     The Employment Agreements shall remain in full force and effect.

        (j)    M-CO Board Members.     Each of Dr. William Li and Nissim Mashiach (or their M-CO Alternate, as the case may be) will be appointed to the Leap Board, which shall be a "classified board", with a tenure of a two and three years, respectively.

        (k)    Taxpayer Information Forms.     Each of Leap's shareholders shall have delivered to Leap a properly completed and signed Internal Revenue Service Form W-9 (or applicable successor form).

ARTICLE VIII

Termination and Amendment

        SECTION 8.01.    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the M-CO Shareholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

        (a)   by mutual consent of Leap and M-CO in a written instrument, if the board of directors of each so determines;

        (b)   by either Leap or M-CO if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions, except that no party may terminate this Agreement pursuant to this Section 8.01(b) if such party's breach of its obligations under this Agreement proximately contributed to the occurrence of such order;

        (c)   by either Leap or M-CO if the M-CO Shareholder Approval shall not have been obtained at the M-CO Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken; provided that, in the case of any such termination by M-CO, M-CO pays Leap, when known, the Expense Fee in accordance with Section 6.08; and provided, further, however, that (1) M-CO may not terminate this Agreement pursuant to this Section 8.01(c) if M-CO's breach of its obligations under this Agreement was the principal factor contributing to the M-CO Shareholder Approval not to have been obtained at the M-CO Shareholders Meeting or any adjournment or postponement thereof, (2) M-CO may not terminate this Agreement pursuant to this Section 8.01(c) either during the thirty (30) day period after the M-CO Shareholder Approval not to have been obtained at the M-CO Shareholders Meeting or any adjournment or postponement thereof or at any time after such thirty (30) day period if, during such thirty (30) day period, Leap shall have commenced litigation against any or all stockholders of M-CO that are parties to the Voting Agreements alleging breach by such stockholder or stockholders of its or their obligations under the Voting Agreement and for an additional period of up to ninety (90) days from the day on which litigation commences so long as during the period following such thirty (30) day period (or, if earlier, the date on which litigation commences) Leap is actively pursuing such litigation (other than solely for the purpose of pursuing money damages) and (3) M-CO may not terminate this Agreement pursuant to this Section 8.01(c) in the event that M-CO has failed to give effect any proxy delivered by Leap pursuant to the rights granted to Leap under any Voting Agreement, except that this clause (3) shall not be applicable if the failure by M-CO to give effect to any such proxy is mandated pursuant to an order issued by a court of competent jurisdiction;

        (d)   by either Leap or M-CO if the Merger shall not have been consummated on or before January 31, 2017 (the "End Date"), subject to extension under certain circumstances in accordance with the provisions set forth below in this Section 8.01(d); provided that (i) no party may terminate this Agreement pursuant to this Section 8.01(d) if such party's breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the End Date (or any extension of the End Date in accordance with the provisions set forth below in this Section 8.01(d)), (ii) M-CO may not terminate this Agreement pursuant to this Section 8.01(d) at any time after the M-CO Shareholders Meeting or any adjournment or postponement thereof if the M-CO Shareholder Approval shall not have been obtained at the M-CO Shareholders Meeting or any such adjournment or postponement thereof and (iii) M-CO may not terminate this Agreement pursuant to this Section 8.01(d), if M-CO has not received the Section 104H Tax Ruling from the ITA, on terms which are reasonably satisfactory to M-CO (it being understood and agreed that M-CO may be entitled to terminate this Agreement pursuant to Section 8.01(i) under the circumstances contemplated under this clause (iii)), except that the foregoing provisions of this clause (iii) shall not be applicable if (X) any of the conditions set forth in Section 7.01(c), Section 7.01(f), Section 7.03(c) or Section 7.03(i) have not been satisfied at or prior to the time that M-CO is seeking to exercise its right to terminate this

Agreement pursuant to this Section 8.01(d) or if, within two (2) Business Days after M-CO requests in writing that Leap provide the written confirmation described below (which written request by M-CO shall be made immediately prior to, at or following the time that M-CO is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(d)), Leap fails to confirm in writing that it and, to the extent applicable, its shareholders, are in a position to satisfy, and are committed to satisfying, at the Closing the conditions set forth in Section7.01(h), Section 7.03(d), Section 7.03(e), Section 7.03(f), Section 7.03(g), Section 7.03(j) and Section 7.03(k), and (Y) the condition set forth in Section 7.01(b) has been satisfied at or prior to the time that M-CO is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(d); and provided, further, however, that, (1) either Party shall have the right to extend the End Date up to three (3) times for a period of up to an additional thirty (30) days (up to an aggregate of ninety (90) days for all such extensions) in the event that the Form S-4 is still being reviewed or commented on by the SEC, the M-CO Shareholder Meeting has not yet occurred or the mandatory 30 day waiting period under Israeli has not lapsed, (2) Leap shall have the right to extend the End Date for a period of up to an additional sixty (60) days in the event that the Section 104H Tax Ruling has not been obtained and the application is still being reviewed or commented on by the ITA, (3) either Party shall have the right to extend the End Date for a period of up to an additional sixty (60) days if there shall have been a breach of any of the covenants or agreements or any inaccuracy or breach of any of the representations or warranties set forth in this Agreement on the part of the other Party, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02(a) , Section 7.02(b), Section 7.03(a) or Section 7.03(b), as applicable, and if such breach or inaccuracy is capable of being cured, and (4) to the extent applicable, the End Date automatically shall be extended until the fifth (5th) Business Day after the Independent Accountant shall have made its final determination of the Net Cash Calculation and/or the Net Leap AP Calculation (or until the fifth (5th) Business Day after Leap and M-CO shall have mutually agreed to the Net Cash Calculation and/or the Net Leap AP Calculation in accordance with Section 2.01(c)(iv) hereof) in the event of any dispute between the Parties with respect to the Net Cash Calculation and/or the Net Leap AP Calculations;

        (e)   by Leap if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of M-CO, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by M-CO by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof), M-CO shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from Leap and thereafter be continuing such good faith efforts;

        (f)    by M-CO if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Leap, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.03(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by Leap by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(d) hereof), Leap shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from M-CO and thereafter be continuing such good faith efforts;

        (g)   by Leap, at any time prior to the receipt of the M-CO Shareholder Approval in the event of an Adverse Recommendation Change;

        (h)   by M-CO, at any time prior to the receipt of the M-CO Shareholder Approval in connection with entering into an M-CO Acquisition Agreement in accordance with Section 5.05(f); provided that M-CO pays Leap the Termination Fee and the Expense Fee in accordance with Section 6.08; or

        (i)    by either Leap or M-CO, on or at any time after the End Date (as the End Date may be extended in accordance with Section 8.01(d) above) if M-CO has not received the Section 104H Tax Ruling from the ITA, on terms which are reasonably satisfactory to M-CO; provided that M-CO pays Leap the 104H Fee in accordance with Section 6.08; and provided, further, however, that (X) M-CO may not terminate this Agreement pursuant to this Section 8.01(i) if M-CO's breach of its obligations under this Agreement was a principal contributing factor to the failure of M-CO to have received the Section 104H Tax Ruling from the ITA, on terms which are reasonably satisfactory to M-CO, and (Y) Leap may not terminate this Agreement pursuant to this Section 8.01(i) if any of the conditions set forth in Section 7.01(c), Section 7.01(f), Section 7.03(a), Section 7.03(b), Section 7.03 (c) or Section 7.03(i) have not been satisfied at or prior to the time that Leap is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(i) or if, at the time that Leap is seeking to exercise its right to terminate this Agreement pursuant to this Section 8.01(i), Leap fails to confirm in writing that it and its shareholders are in a position to satisfy, and are committed to satisfying, at the Closing the conditions set forth in Section 7.03(d), Section 7.03(e), Section 7.03(f) , Section 7.03(g), Section 7.03(j) and Section 7.03(k).

        SECTION 8.02.    Effect of Termination.     In the event of termination of this Agreement by either Leap or M-CO in accordance with Section 8.01, this Agreement shall forthwith become void and have no effect, and none of Leap, M-CO, any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the Merger and the other Transactions, except that (a) Section 6.08, this Section 8.02, Article IX (other than Section 9.13) and the last sentence of Section 6.02, as well as the Confidentiality Agreement, shall survive any termination of this Agreement and (b) notwithstanding any termination or any contrary provision contained in this Agreement, neither Leap nor M-CO shall be relieved or released from liability resulting from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

        SECTION 8.03.    Amendment.     Subject to compliance with applicable Law, this Agreement may be amended by Leap, Merger Sub and M-CO, by action taken or authorized by their respective boards of directors, at any time before or after the M-CO Shareholder Approval; provided that after the M-CO Shareholder Approval has been obtained, any amendment of this Agreement that by applicable Law requires the further approval by the shareholders of M-CO shall be effective only with the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        SECTION 8.04.    Extension; Waiver.     At any time prior to the Effective Time, Leap (on behalf of itself and Merger Sub) and M-CO may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Leap or Merger Sub, in the case of M-CO, or M-CO, in the case of Leap, (b) waive any inaccuracies in the representations and warranties of Leap or Merger Sub, in the case of M-CO, or M-CO, in the case of Leap, contained in this Agreement, and (c) waive compliance by Leap or Merger Sub, in the case of M-CO, or M-CO, in the case of Leap, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

 ARTICLE IX

General Provisions

        SECTION 9.01.    Non-survival of Representations and Warranties.     None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

        SECTION 9.02.    Notices.    To be effective under this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be effected in writing through electronic mail followed within one Business Day by either hand delivery via courier (providing proof of delivery) or facsimile transmission (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a)   if to Leap or Merger Sub, to:

    with a copy (which shall not constitute notice) to:

    Morgan, Lewis & Bockius LLP
    One Federal Street
    Boston, MA 02110
    Facsimile: (617) 951-8736
    Attn: Julio E. Vega, Esq.
             William S. Perkins, Esq.

        (b)   if to M-CO, to:

    with a copy (which shall not constitute notice) to:
    Meitar, Liquornik, Geva, Leshem, Tal, Law Offices
    16 Abba Hillel Road
    Ramat-Gan 5250608, Israel
    Facsimile: (972-3) 610-3111
    Attn: Ronen Bezalel, Adv.
    David S. Glatt, Adv.
    Simcha Koevary, Adv.

    And to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    4 Times Square
    New York, NY 10036
    Facsimile: (212) 735-2000
    Attn: David J. Friedman, Esq.

        All such notices, requests, claims, demands and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

        SECTION 9.03.    Definitions.     Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of the Agreement set forth next to such terms on Annex A attached hereto. For purposes of this Agreement:

        An "Acceptable Confidentiality Agreement" means a confidentiality agreement determined by M-CO in good faith to provide for terms substantially no less restrictive to M-CO's counterparty thereto than those contained in the Confidentiality Agreement that are applicable to Leap (it being understood that such confidentiality agreement need not include any "standstill" or similar provision).

        An "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

        A "Business Day" means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Boston, Massachusetts or Tel-Aviv, Israel.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Development Plan" means Leap's written development plan and forecasted expenses as provided by Leap to M-CO on or about July 22, 2016.

        "EBITDA" means earnings before interest, taxes, depreciation and amortization, in each case as such items are determined in accordance with GAAP, as shown on the applicable publicly filed financial statements.

        "Employee Director" means any employee that has the title of "director" in the organizational, managerial or reporting structure of the applicable employer. For the avoidance of doubt, the reference to director in the foregoing sentence refers not to members of a board of directors but rather to director-level employees, which is understood to be the level below vice president.

        "Employment Agreements" means, collectively, (i) that certain Employment Agreement, dated of even date with this Agreement, by and between Leap and Christopher K. Mirabelli, as amended and in effect from time to time, (ii) that certain Employment Agreement, dated of even date with this Agreement, by and between Leap and Augustine Lawlor, as amended and in effect from time to time and (iii) that certain Employment Agreement, dated of even date with this Agreement, by and between Leap and Douglas E. Onsi, as amended and in effect from time to time.

        "Existing Leap Corporate Agreements" means (i) the Leap Shareholders' Agreement, (ii) the Series A Convertible Preferred Stock Issuance Agreement, dated as of January 3, 2011, by and between the Company and Eli Lilly and Company, and (ii) the Series B Convertible Redeemable Preferred Stock Purchase Agreement, dated as of January 3, 2011, by and among Leap and the investor parties thereto.

        "External Leap Transaction Representative" means any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by Leap or any of its Subsidiaries or controlled Affiliates other than in connection with the Merger and the other Transactions.

        "External M-CO Transaction Representative" means any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by M-CO or any of its Subsidiaries or controlled Affiliates other than in connection with the Merger and the other Transactions.

        "Forfeitures and Cashless Settlements" by any Person means (a) the forfeiture or satisfaction of stock options, restricted stock and other stock-based awards of such Person, (b) the acceptance by such Person of shares of common stock of such Person as payment for the exercise price of stock options of such Person and (c) the acceptance by such Person of shares of common stock of such Person for withholding taxes incurred in connection with the exercise of stock options of such Person or the vesting or satisfaction of stock options, restricted stock and other stock-based awards of such Person, in the case of each of clauses (a), (b) and (c), in accordance with past practice of such Person and the terms of the applicable award agreements.

        "IFRS" means International Financial Reporting Standards.

        "Independent Accountant" means Ernst & Young LLP.

        "Indebtedness" means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, or (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments.

        "Intellectual Property Rights" means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, "Trademarks"), (b) Internet domain names (including top level domain names and global top level domain names) and social media identifiers, handles and tags, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, "Patents"), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

        "IRS" means the Internal Revenue Service of the United States.

        "Israeli Ruling" means the Withholding Tax Ruling, the Options Tax Ruling and the Section 104H Tax Ruling, to the extent obtained from the ITA.

        "Israeli Tax Ordinance" means the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder.

        "ITA" means Israel Tax Authority.

        "Key Managers" means Christopher Mirabelli, Augustine Lawlor and Douglas Onsi.

        "Knowledge" or "knowledge" means (i) with respect to M-CO, the actual knowledge of those persons set forth in Section 9.03(a) of the M-CO Disclosure Letter and (ii) with respect to Leap, the actual knowledge of those persons set forth in Section 9.03 of the Leap Disclosure Letter

        "Leap ERISA Affiliate" means all employers (whether or not incorporated) that would be treated together with Leap or any of its Subsidiaries as a "single employer" within the meaning of Section 414 of the Code.

        "Leap Products" means the following proprietary compounds currently under development by Leap: (a) DKN-01 and (b) TRX518.

        "Leap Transaction Representative" means (a) directors, officers and employees of Leap and each of its Subsidiaries and controlled Affiliates and (b) investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by Leap or any of its Subsidiaries or controlled Affiliates in connection with the Merger and the other Transactions.

        "M-CO ERISA Affiliate" means all employers (whether or not incorporated) that would be treated together with M-CO or any of its Subsidiaries as a "single employer" within the meaning of Section 414 of the Code.

        "M-CO Section 102 Options" means M-CO Options granted pursuant to Section 102(b) of the Israeli Tax Ordinance.

        "M-CO Transaction Representative" means (a) directors, officers and employees of M-CO and each of its Subsidiaries and controlled Affiliates and (b) investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by M-CO or any of its Subsidiaries or controlled Affiliates in connection with the Merger and the other Transactions.

        A "Material Adverse Effect" with respect to any Person means any events or developments that, individually or in the aggregate, (a) have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), capitalization, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which such Person operates to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect; and (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Transactions or compliance with the terms of this Agreement, or (b) prevent or materially delay the ability of such Person to consummate the Transactions.

        "Net Cash" means, as of the time of the Closing determined in accordance with IFRS as applicable, (x) cash and cash equivalents and short-term investments of M-CO and the M-CO Subsidiaries minus (y) the aggregate of the following obligations and liabilities of M-CO and/or the M-CO Subsidiaries, calculated without duplication:

            (i)  All accounts payable, as determined by IFRS or GAAP;

           (ii)  All Indebtedness of M-CO and the M-CO Subsidiaries (including all principal, accrued interest thereon (and if such Indebtedness is not prepayable, all remaining interest to be paid or accrued through maturity thereof)), and any other amounts payable to the holders of such Indebtedness as a result of or in connection with, the consummation of the Transactions;

          (iii)  All out-of-pocket closing or transactional costs of M-CO and the M-CO Subsidiaries in connection with the Transactions, including amounts incurred, payable or subject to reimbursement by M-CO and/or the M-CO Subsidiaries to financial advisors (including investment banks), attorneys, accountants or proxy solicitors, excluding all fees and costs related to SEC registrations and related documentation (e.g., the Form S-4 and the Proxy Statement etc., including the matters referenced in clauses (1) through (5) of the parenthetical in Section 7.03(e) of this Agreement); and (B) fifty percent (50%) of all out-of-pocket costs of M-CO and the M-CO Subsidiaries incurred prior to Closing in connection with any stockholder litigation relating to this Agreement or any of the Transactions;

          (iv)  Only those accrued expenses not already contemplated by clauses (i), (ii) and (iii) above, resulting from any incurred but yet unbilled professional fees or operational costs pertaining to goods or services previously provided to M-CO or any of the M-CO Subsidiaries, projected through and as of the Closing Date; and

           (v)  All other current and long-term liabilities that would be reflected in a balance sheet (or disclosed in the footnotes thereto) prepared in accordance with GAAP or IFRS, as applicable, in each case, consistent with past practice;

          (vi)  All payment obligations under M-CO Contracts or (without duplication) that are disclosed under Section 9.03(b) of the M-CO Disclosure Letter, whether or not incurred in the ordinary course of business and whether or not they are of a type not required to be reflected in a balance sheet prepared in accordance with GAAP or IFRS, as applicable, in each case which is known and certain as of the Effective Time and is unrelated to any action or omission of Leap;

         (vii)  All payments to any employee, director and/or consultant of M-CO or any M-CO Subsidiary required to be made at or after the Closing Date pursuant to employment agreements or other arrangements entered into prior to the Closing Date;

        (viii)  All amounts payable by M-CO or any of the M-CO Subsidiaries in connection with third-party consents, waivers, amendments, and the like, required for the Transactions;

          (ix)  All lease and other payments under any leases of M-CO or any of the M-CO Subsidiaries, including, without limitation, any termination payments, balloon or similar payments on any such leases of M-CO or any of the M-CO Subsidiaries;

           (x)  All costs and expenses payable in obtaining the Israeli Ruling; and

          (xi)  All other liabilities and obligations, the amount of which is known and certain as of the Effective Time and is unrelated to any action or omission of Leap.

        "Party" or "Parties" means Leap, Merger Sub and M-CO.

        "Person" means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

            (i)  "Pre-Split Outstanding Leap Shares" means a number equal to the sum of (A) the total number of shares of Leap Common Stock outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (calculated after giving effect to the conversion of all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes into shares of Leap Common Stock as contemplated elsewhere under this Agreement) plus (B) shares issuable upon exercise of any warrants to purchase Leap Equity Interests to the extent that such warrants are outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not such warrants are then exercisable and whether such warrants are then in-the-money or out-of-the-money) plus (C) shares issuable upon the exercise of all Leap Stock Options outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not then exercisable and whether then in-the-money or out-of-the-money) plus (D) to the extent such inclusion is not duplicative of clauses (A), (B) or (C), shares issuable upon the exercise of all other awards outstanding under the Leap Stock Plans immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not such other awards are then exercisable or vested and whether such other awards are then in-the-money or out-of-the-money) and shares issuable pursuant to any other Equity Interests of Leap outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware (whether or not such other Equity Interests are then exercisable or vested and whether such other Equity Interests are then in-the-money or out-of-the-money). For purposes of clarity, (x) shares of Leap Common Stock to be issued pursuant to the Equity Investment will not be included in the calculation of Pre-Split Outstanding Shares pursuant to the foregoing provisions of this definition because such shares will be issued immediately prior to the Effective Time but not until after the Recap shall have been effected, the Leap Charter shall have been filed with the Secretary of State of the State of Delaware and Pre-Closing Leap Share Conversion shall have become effective pursuant to the Leap Charter as so filed and (y) shares of Leap Common Stock that will be available for, and subject to, issuance under the 2012 Plan or the 2016 Plan and that are not subject to any grants or awards under the 2012 Plan or the 2016 Plan that are outstanding immediately prior to the filing of the Leap Charter with the Secretary of State of the State of Delaware will not be included in the calculation of Pre-Split Outstanding Shares pursuant to the foregoing provisions of this definition. The calculation of the Pre-Split Outstanding Leap Shares shall be set forth in detail in a certificate of the corporate secretary of Leap delivered to M-CO no later than the Closing. For purposes of further clarity, the following actions that are required to be taken at the Closing pursuant to other provisions of this Agreement will be taken sequentially in the order listed below: (1) first, the Recap shall be effected and all outstanding shares of Leap Preferred Stock and all outstanding Leap Notes, including any dividends or interest accrued thereon, shall be converted into shares of Leap Common Stock pursuant to the Recap; (2) second, Leap shall grant the Leap Stock Options contemplated under Section 6.21 of this Agreement unless such Leap Stock Options had previously been granted prior to the Recap; (3) third, the Leap Charter shall be filed with the Secretary of State of the State of Delaware and the Pre-Closing Leap Share Conversion shall become effective pursuant to the Leap Charter as so filed; (4) fourth, the Equity Investment shall be consummated and all shares of Leap Common Stock to be issued pursuant to the Equity Investment shall be issued and outstanding; and (5) fifth, each of the Amended and Restated 2012 Plan and the 2016 Plan becoming effective, with the terms of the Amended and Restated 2012 Plan applying to all Leap Stock Options previously granted under the 2012 Plan; and, to the extent not previously granted, the Leap Stock Options contemplated by Section 6.21 of this Agreement may be granted under the Amended and Restated 2012 Plan immediately prior to the Effective Time (it being understood that no Leap Stock Options will be granted on or prior to the Effective Time under the 2016 Plan).

        "Registered IP" means all issued or pending Patents, Trademark registrations and applications for registration of Trademarks, copyright registrations and applications for registration of copyrights and Internet domain names.

        "Representative" means, with respect to any Person, such Person's and each of its respective Subsidiaries' and controlled Affiliates' directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

        "Required Foreign Regulatory Approvals" means those sanctions, rulings, Consents, exemptions, early terminations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set forth in Section 9.03(b) of the Leap Disclosure Letter.

        "Section 102" means Section 102 of the Israeli Tax Ordinance.

        "Section 102 Trustee" means Meitav Dash, appointed by the M-CO in accordance with the provisions of the Israeli Tax Ordinance and approved by the ITA to hold Section 102 Options granted under any M-CO 2008 Plan and M-CO 2013 Plan.

        "Tax" means (a) any taxes (including foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital gains, alternative minimum, profit, value added, net worth, documentary stamp, production, business and occupation, disability, employment, payroll or severance), levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other similar charges imposed by any Governmental Entity, including any interest, linkage differentials, indexing, additions to tax or penalties applicable thereto, (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) and (c) any liability for Taxes described in clause (a) or (b) as a transferee or successor.

        "Tax Authority" means the IRS, the ITA and any other Governmental Entity responsible for the administration of Tax.

        "Tax Return" means any return, filing, report, questionnaire, information statement or other document (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) required or permitted to be filed, including any amendments that may be filed, for any taxable period with any taxing authority (whether or not a payment is required to be made with respect to such filing).

        "Transactions" means, collectively, the Merger and the other transactions contemplated by this Agreement.

        SECTION 9.04.    Interpretation.     When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Annex or Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "hereto," "hereby," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "date hereof" when used in this Agreement shall refer to the date of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to "dollars" and "$" will be deemed references to the lawful money of the United States of America. The term "made available" and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other party on the applicable due diligence data site, maintained by either company for the purpose of the Merger and the other Transactions, in each case prior to the date hereof, (b) provided via electronic mail or in person or (c) publicly available by virtue of the relevant party's filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act prior to the date of this Agreement. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto. The Leap Disclosure Letter and the M-CO Disclosure Letter set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Leap Disclosure Letter or M-CO Disclosure Letter, as the case may be, relates; provided that any fact or item that is disclosed in any section of the Leap Disclosure Letter or the M-CO Disclosure Letter so as to make its relevance (i) to other representations made elsewhere in the Agreement, (ii) to the information called for by other sections of the Leap Disclosure Letter or the M-CO Disclosure Letter or (iii) to the annexes or exhibits to this Agreement reasonably apparent shall be deemed to qualify such representations or to be disclosed in such other sections of the Leap Disclosure Letter, the M-CO Disclosure Letter or the annexes or exhibits to this Agreement, as the case may be, notwithstanding the omission of any appropriate cross-reference thereto; provided, further that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in either such disclosure schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Leap or M-CO, as the case may be. Except where the context otherwise requires, references to the "other party" or "either party" will be deemed to refer to Leap and Merger Sub, collectively, on the one hand, and M-CO, on the other hand. All electronic communications from a Person shall be deemed to be "written" for purposes of this Agreement.

        SECTION 9.05.    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner adverse in any material respect to any party or such party waives its rights under this Section 9.05 with respect thereto.

        SECTION 9.06.    Counterparts.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 9.07.    Entire Agreement; No Third Party Beneficiaries.     This Agreement, taken together with the M-CO Disclosure Letter, the Leap Disclosure Letter, the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information, (a) constitutes the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information) and understandings, both written and oral, among the parties with respect to the Merger and the other Transactions and (b) is not intended to, and does not, confer upon any Person other than the parties any rights or remedies. Notwithstanding anything to the contrary herein, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 1.05, shall be enforceable by holders of M-CO Ordinary Shares at, or immediately prior to, the Effective Time as provided therein.

        SECTION 9.08.    GOVERNING LAW.     SUBJECT TO THE PROVISIONS SET FORTH BELOW IN THIS SECTION 9.08, THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ISRAEL, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS OF ISRAEL. NOTWITHSTANDING THE FOREGOING, THE FOLLOWING PROVISIONS OF THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA, AS INTERPRETED AND APPLIED CONSISTENT WITH THE PRECEDENTS ESTABLISHED BY THE COURTS LOCATED IN THE STATE OF DELAWARE, UNITED STATES OF AMERICA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA, ISRAEL OR ANY OTHER JURISDICTION: (1) THE DEFINITION OF THE TERM "MATERIAL ADVERSE EFFECT" SET FORTH IN SECTION 9.03 OF THIS AGREEMENT AND AS USED THROUGHOUT THIS AGREEMENT; (2) THE PROVISIONS OF SECTION 7.02(a)(i) and SECTION 7.02(c) (which relate to the term "Material Adverse Effect"); (3) THE PROVISIONS OF SECTION 7.03(a)(i) AND SECTION 7.03(c) (which relate to the term "Material Adverse Effect"); (4) THE PROVISIONS OF SECTIONS 9.10, 9.11 AND 9.12 TO THE EXTENT THAT SUCH SECTIONS, OR ANY OF THEM, ARE APPLICABLE TO ANY OF THE PROVISIONS OF THIS AGREEMENT DESCRIBED IN THE FOREGOING CLAUSES (1)-(3); AND (5) ALL QUESTIONS, MATTERS OR DISAGREEMENTS AS TO WHETHER AN EVENT OR DEVELOPMENT THAT CONSTITUTES A MATERIAL ADVERSE EFFECT FOR PURPOSES OF THIS AGREEMENT WOULD CAUSE ANY OF THE CONDITIONS SET FORTH IN ANY OF SECTIONS 7.02(a)(i), 7.02(c), 7.03(a)(i) or 7.03 (c) (in each case which relates to the term "Material Adverse Effect") HEREOF NOT TO BE SATISFIED OR OTHERWISE ENTITLES OR SHOULD ENTITLE ANY PARTY TO THIS AGREEMENT NOT TO CONSUMMATE ANY OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT OR TO TERMINATE THIS AGREEMENT.

        SECTION 9.09.    Assignment.     Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

        SECTION 9.10.    Specific Enforcement.     The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.01, the parties shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.11(a), without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 9.10 are an integral part of the Merger and the other Transactions and that, without these agreements, the other party (in the case of M-CO) or parties (in the case of Leap and Merger Sub) would not enter into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

        SECTION 9.11.    Jurisdiction.     Each of the parties hereto hereby (a) agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement, its negotiation or the Merger and the other Transactions, will be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement will be brought by it or any of its Affiliates except in such court), subject to any appeal, provided that if jurisdiction is not then available in the Chancery Court of the State of Delaware, then any such claim, suit, action or other proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware and (b) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such claim, suit, action or other proceeding and irrevocably and unconditionally waives the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person's respective address set forth in Section 9.02 will be effective service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

        SECTION 9.12.    Waiver of Jury Trial.     EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT, ITS NEGOTIATION, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE

EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

        SECTION 9.13.    Publicity.     The parties agree that the initial press release to be issued with respect to the Merger and the other Transactions shall be a joint press release to be reasonably agreed upon by Leap and M-CO. Except (a) with respect to any Adverse Recommendation Change and releases relating to a potential Adverse Recommendation Change, in each case made in accordance with the terms of this Agreement, and (b) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 9.13 or any communications plan or strategy previously agreed on by the parties, Leap and M-CO shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

        SECTION 9.14.    Compliance with Deadlines.     Failure by either Leap or M-CO to comply with the timing deadlines set forth in (a) the first sentence of Section 6.01(a) and (b) the parenthetical in clause (i) of Section 6.01(e), after, in each case, using reasonable best efforts to so comply, shall not be deemed a breach of this Agreement by such party for so long as such party continues to use reasonable best efforts to cure such failure as promptly as practicable.

        [Remainder of page left intentionally blank]

        IN WITNESS WHEREOF, Leap, Merger Sub, and M-CO have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

LEAP THERAPEUTICS, INC.
By:	/s/ CHRISTOPHER MIRABELLI
	Name:	Christopher Mirabelli
	Title:	Chief Executive Officer
M-CO MERGER SUB LTD.
By:	/s/ DOUGLAS ONSI
	Name:	Douglas Onsi
	Title:	Director and Authorized Signatory
MACROCURE LTD.
By:	/s/ NISSIM MASHIACH
	Name:	Nissim Mashiach
	Title:	President & CEO

[Signature Page to Agreement and Plan of Merger]

Annex A

CROSS-REFERENCE TABLE

Defined Term	Section Number
104H Fee	6.08(b)(iii)
2012 Plan	3.02(a)(i)
2016 Plan	3.02(a)(i)
Acceptable Confidentiality Agreement	9.03
Adjusted Outstanding Leap Shares	2.01(b)(iii)
Adjusted Percentage	2.01(b)(vi)
Adverse Recommendation Change	5.05(f)
Advisor	3.07
Affiliate	9.03
Agreement	Preamble
Agreement Date	Preamble
Amended and Restated 2012 Plan	6.13(e)
Anti-Corruption Laws	3.21(a)
Antitrust Laws	3.04
Book-Entry	2.01(a)
Business Day	9.03
Certificate	2.01(a)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	9.03
Companies Law	1.01
Confidential Leap IP	3.19(d)
Confidential M-CO IP	4.19(e)
Confidentiality Agreement	6.02
Consents	6.03(c)
Converted M-CO Option	6.04(a)(i)
Converted M-CO Warrant	6.04(d)
D&O Insurance	6.17(b)
Determination Date	2.01(b)(vii)
Development Plan	9.03
DGCL	3.02(a)(i)
Dispute Notice	2.01(c)(ii)
EBITDA	9.03
Effective Time	1.03
Employee Director	9.03
End Date	8.01(d)
Environmental Claims	3.15(c)(i)
Environmental Laws	3.15(c)(ii)
Environmental Permits	3.15(c)(iii)
Equity Interests	3.02(a)(i)
Equity Investment	6.15
ERISA	3.11(b)
Exchange Act	3.04
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)

Defined Term	Section Number
Exchange Ratio	2.01(b)(i)
Existing Leap Corporate Agreements	9.03
Expense Fee	6.08(b)(iii)
External Leap Transaction Representative	9.03
External M-CO Transaction Representative	9.03
Fairness Opinion	4.22
FDA	3.20(b)
FDCA	3.20(b)
Final Shareholders Registry	2.02(a)
Forfeitures and Cashless Settlements	9.03
Form S-4	3.04
GAAP	3.06(a)
Governmental Entity	3.04
Grants	3.24
Hazardous Materials	3.15(c)(iv)
Health Care Law	3.20(c)
IFRS	9.03
Indebtedness	9.03
Indemnified Person	6.17(a)
Indemnified Persons	6.17(a)
Independent Accountant	9.03
Injunction	3.03(b)
Intellectual Property Rights	9.03
Intended Tax Treatment	Recitals
Interim Options Tax Ruling	2.02(h)(ii)
IRS	9.03
Israeli Employee	4.11(g)
Israeli Registrar of Companies	1.03
Israeli Ruling	9.03
Israeli Service Providers	4.11(g)
Israeli Tax Ordinance	9.03
ITA	9.03
Key Managers	9.03
Knowledge	9.03
Law	3.13(a)
Laws	3.13(a)
Leap	Preamble
Leap Acquisition Agreement	5.06(a)
Leap Balance Sheet	3.06(a)
Leap Benefit Plan	3.11(a)
Leap Board	Recitals
Leap By-laws	1.05(a)
Leap Capital Stock	3.02(a)(i)
Leap Charter	1.05(a)
Leap Common Stock	1.05(a)
Leap Contract	3.14(a)
Leap Disclosure Letter	III
Leap ERISA Affiliate	9.03
Leap Financial Statements	3.06(a)
Leap IP Rights	3.19(a)

Defined Term	Section Number
Leap Licenses	3.13(a)
Leap Material Contract	3.14(b)
Leap Notes	3.02(a)(v)
Leap Percentage	2.01(b)(iv)
Leap Permits	3.20(b)
Leap Preferred Stock	3.02(a)(i)
Leap Products	9.03
Leap Regulatory Agency	3.20(b)
Leap Related Party Agreement	3.14(a)(xiii)
Leap Share Conversion Ratio	1.05(a)
Leap Shareholders' Agreement	3.02(a)(ii)
Leap Stock Options	3.02(a)(i)
Leap Stock Plans	3.02(a)(i)
Leap Subsidiary	3.02(c)
Leap Takeover Proposal	5.06(b)
Leap Transaction Representative	9.03
Leap Voting Debt	3.02(b)
Licenses	3.13(a)
Liens	3.01(b)(ii)
M CO Benefit Plan	4.11(a)
Material Adverse Effect	9.03
Material Creditors	6.05(b)
M-CO	Preamble
M-CO 2008 Options	4.02(a)(i)
M-CO 2008 Plan	4.02(a)(i)
M-CO 2013 Options	4.02(a)(i)
M-CO 2013 Plan	4.02(a)(i)
M-CO Acquisition Agreement	5.05(a)
M-CO Alternate	6.13(b)
M-CO Board	Recitals
M-CO Charter	4.01(b)
M-CO Contract	4.14(a)
M-CO Designees	6.13(b)
M-CO Disclosure Letter	IV
M-CO ERISA Affiliate	9.03
M-CO Financial Statements	4.06(a)
M-CO IP Rights	4.19(a)
M-CO Licenses	3.13(a)
M-CO Material Contract	4.14(b)
M-CO Options	4.02(a)(i)
M-CO Ordinary Shares	2.01(a)
M-CO Out-of-the-Money Options	4.02(a)(i)
M-CO Percentage	2.01(b)(v)
M-CO Permits	4.20(d)
M-CO Regulatory Agency	4.20(b)
M-CO SEC Reports	4.05(a)
M-CO Section 102 Options	9.03
M-CO Share Capital	4.02(a)(i)
M-CO Shareholder Approval	4.03(a)
M-CO Shareholder Proposals	4.04

Defined Term	Section Number
M-CO Shareholders Meeting	4.03(a)
M-CO Subsidiary	3.02(c)
M-CO Takeover Proposal	5.05(b)
M-CO Transaction Representative	9.03
M-CO Voting Debt	4.02(b)
M-CO Warrants	4.02(a)(i)
M-CO's Financial Advisor	4.07
Merger	1.01
Merger Consideration	2.01(a)
Merger Proposal	6.05
Merger Shares	2.01(b)(ii)
Merger Sub	Preamble
NASDAQ	3.04
Net Cash	9.03
Net Cash Calculation	2.01(c)(i)
Net Cash Dispute	2.01(c)(iv)
Net Cash Schedule	2.01(c)(i)
Net Leap AP	7.03(e)
Net Leap AP Calculation	2.01(d)
Net Leap AP Schedule	2.01(d)
New Leap By-laws	1.05(a)
New Leap Charter	1.05(a)
Notice of Adverse Recommendation Change	5.05(f)
OCS	4.25
Options Tax Ruling	2.02(h)(ii)
Parties	(xi)
Party	(xi)
Patents	9.03
PCBs	3.15(c)(iv)
Person	(xi)
Personal Information	4.19(f)(i)
PHSA	3.20(b)
Pre-Closing Leap Share Conversion	1.05(a)
Pre-Split Outstanding Leap Shares	9.03
Proxy Statement	4.04
Recap	6.13(c)
Registered IP	(xi)
Regulatory Agencies	3.05
Release	3.15(c)(v)
Remedy Actions	6.03(d)
Representative	(xi)
Required Foreign Regulatory Approvals	(xi)
Response Date	2.01(c)(ii)
Royalty Agreement	6.14
Sarbanes-Oxley Act	4.05(a)
SEC	3.02(c)
Section 102	(xi)
Section 102 Trustee	(xi)
Section 104H Tax Ruling	2.02(h)(i)
Securities Act	3.04

Defined Term	Section Number
Shareholder No Solicitation Obligation	5.05(d)
Subsidiary	3.02(c)
Superior Proposal	5.05(e)
Surviving Company	1.01
Surviving Company Articles	1.05(b)
Takeover Statute	3.16
Tax	(xi)
Tax Authority	(xi)
Tax Return	(xi)
Termination Fee	6.08(b)(iii)
Trademarks	9.03
Transactions	(xi)
Valid Certificate	2.02(h)(i)
Voting Agreement	Recitals
Voting Agreements	Recitals
Withholding Tax Ruling	2.02(h)(iii)

        The following Exhibits and Schedules to the Agreement and Plan of merger have been omitted or partially omitted in accordance with Item 601(b)(2) of Regulation S-K.

EXHIBITS
Exhibit A-1	Form of Voting Agreement (Leap Version)
Exhibit A-2	Form of Voting Agreement (M-CO Version)
Exhibit B	New Leap Charter
Exhibit C	New Leap By-laws
Exhibit D	Surviving Company Articles
Exhibit E	M-CO Net Cash Calculations
Exhibit F	Net Leap AP Calculations
Exhibit G	Merger Proposal
Exhibit H	2016 Plan
Exhibit I	Amended and Restated 2012 Plan
Exhibit J	Royalty Agreement
Exhibit K	Registration Rights Agreement
Exhibit L	Amendment No. 2 to Warrant
SCHEDULES
Schedule I	Voting Agreements Parties

Leap Disclosure Letter
Macrocure Disclosure Letter

        Leap Therapeutics, Inc. will furnish supplementally a copy of any omitted or partially omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided, however, that Leap Therapeutics, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Annex B

08/29/16

The Board of Directors
Macrocure Ltd.
25 Hasivim Street
Kiryat Matalon, Petach Tikva 4959383, Israel

Members of the Board of Directors:

We understand that Macrocure Ltd. ("Macrocure") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Leap Therapeutics, Inc. ("Leap") and M-CO Merger Sub, Ltd., a wholly owned subsidiary of Leap ("Merger Sub"), pursuant to which, among other things, (i) Merger Sub will be merged (the "Merger") with and into Macrocure, with Macrocure continuing as the surviving corporation and (ii) each ordinary share of Macrocure ("Macrocure Ordinary Shares") issued and outstanding immediately prior to the effective time of the Merger (other than Dormant Shares (as defined in the Agreement)) shall be converted into the right to receive a number of fully paid and non-assessable shares of common stock, par value $0.001 per share, of Leap ("Leap Common Stock"), such that, immediately following the Merger, the former holders of Macrocure Ordinary Shares (including warrant holders and certain option holders) will own approximately 32.0% (after giving effect to the 8% stock plan of Leap that will exist after closing, but excluding the shares issued at closing to raise additional funding) of the Leap Common Stock, on a fully diluted basis, which number of shares of Leap Common Stock is subject to adjustment based on the final amount of Macrocure Net Cash (as defined in the Agreement) (such aggregate number of shares of Leap Common Stock, the "Merger Consideration"). We have been advised that, prior to consummation of the Merger, Leap will (a) declare a special distribution to the holders of record of Leap capital stock in the form of a royalty whereby such holders will receive a 2.0% royalty on net sales of Leap's DKN-01 product and a 5.0% royalty on net sales of Leap's TRX518 product, subject to the terms and conditions set forth in a Royalty Agreement to be attached as an exhibit to the Agreement and (b) have consummated an equity investment of at least $10,000,000 at a price per share based on an assumed pre-money valuation of $100,000,000. The terms and conditions of the Merger are more fully set forth in the Agreement.

The Board of Directors of Macrocure, in its capacity as such (the "Board"), has requested that Raymond James & Associates, Inc., as investment bankers ("Raymond James"), provide an opinion (this "Opinion") to the Board as to whether, as of the date hereof, the Merger Consideration to be paid to the holders of Macrocure Ordinary Shares in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Macrocure Ordinary Shares. Additionally, at your direction and with your consent, we have not considered the terms of the distributed royalty rights in forming this Opinion other than to the extent the ongoing costs to Leap are incorporated into the projections that were utilized in the performance of our discounted cash flow analysis.

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:

  1.
  reviewed the financial terms and conditions as stated in the draft of the Agreement, dated as of August 25, 2016, the most recent draft made available to us;

  2.
  reviewed certain information related to the future operations, financial condition and prospects, of Leap made available to us by Macrocure, including, but not limited to, financial projections prepared by the management of Leap, as approved for our use by management of Macrocure and the Board (the "Projections");

  3.
  reviewed financial, operating and other information regarding Leap and the industry in which it operates;

Board of Directors
Macrocure Ltd.
08/29/16

  4.
  reviewed certain financial and stock market data of selected public companies that we deemed to be relevant;

  5.
  reviewed certain publicly available information concerning certain financial terms of selected business combinations and initial public offerings we deemed relevant;

  6.
  performed a discounted cash flow analysis with respect to Leap based upon the Projections;

  7.
  reviewed the current and recent market prices and trading volume for Macrocure Ordinary Shares;

  8.
  conducted such other financial studies, analyses and inquiries, and considered such other information and factors, as we deemed appropriate; and

  9.
  discussed with members of the senior management of Macrocure certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Macrocure and Leap or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Macrocure or Leap, nor have we been furnished with any such evaluations or appraisals. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Leap or the party preparing such other information or data and that they provide a reasonable basis upon which we could form our Opinion. We have relied upon Macrocure to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review and have assumed that all such information is complete and accurate in all material respects. We express no opinion with respect to the Projections or the assumptions on which they are based and do not in any respect assume any responsibility for the accuracy thereof. Furthermore, at your request and with your consent, we have conducted certain of our analyses utilizing probability adjusted financial forecasts of Leap prepared by management of Leap which take into account the probability and timing of the occurrence of cash flows from potential products of Leap. All such projected financial information is based upon numerous variables and assumptions and actual results could vary significantly from those set forth in such projected financial information.

We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger or Leap that would be material to our analyses or this Opinion. You have informed us, and

Board of Directors
Macrocure Ltd.
08/29/16

we have assumed, that the Merger and the transactions related thereto contemplated by the Agreement will be treated as a taxable transaction for U.S. federal income tax purposes for the holders of Macrocure Ordinary Shares located in the United States.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof and any material change in such circumstances and conditions would require a reevaluation of this Opinion. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Macrocure or Leap since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect. We have relied upon, without independent verification, the assessment of management of Leap, as provided to us and approved by Macrocure, as to the existing products and services of Leap and the viability of, and risks associated with, the future products and services of Leap (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility for their accuracy. We have, with your consent, further assumed that the adjustment in the Agreement for the final Macrocure Net Cash amount will not result in any adjustment to the Merger Consideration that is material to our analysis.

We express no opinion as to the underlying business decision to effect the Merger or the structure or tax consequences of the Merger. We did not recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. This Opinion does not express any opinion as to the trading range of Leap Common Stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Leap at that time. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to be paid by Leap to the holders of Macrocure Ordinary Shares. It should be understood that (i) subsequent developments may affect the conclusions expressed in our Opinion if our Opinion were rendered as of a later date, and (ii) we disclaim any obligation to advise any person of any change in any manner affecting our Opinion that may come to our attention after the date of this Opinion.

We express no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Board to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation is expressed by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that Macrocure has been assisted by legal, accounting, regulatory and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by Macrocure and its advisors as to all legal, accounting, regulatory and tax matters with respect to Macrocure and the Merger.

Board of Directors
Macrocure Ltd.
08/29/16

In formulating our opinion, we have considered only what we understand to be the Merger Consideration to be paid by Leap as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any officers, directors or employees of any party to the Merger, or class of such persons, whether relative to the Merger Consideration or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Macrocure, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion, or (ii) the fairness of the Merger to any one class or group of Macrocure's or any other party's security holders or other constituencies vis-à-vis any other class or group of Macrocure's or such other party's security holders or other constituents (including, without limitation, the allocation of any Merger consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Merger on the solvency or viability of Macrocure or Leap or the ability of Macrocure or Leap to pay their respective obligations when they come due. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the Securities and Exchange Commission (the "SEC"), or any other regulatory bodies, including, but not limited to, any regulatory bodies in the State of Israel, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James is acting as exclusive financial advisor to Macrocure in connection with the Merger and will receive a fee (the "Transaction Fee") from Macrocure for our services pursuant to the terms of our engagement letter with Macrocure (the "Engagement Letter"), dated as of March 22, 2016, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for providing this Opinion without regard to whether the Merger is ultimately consummated, but which is creditable against any Transaction Fee. In addition, Macrocure has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of our engagement.

Raymond James, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, Raymond James may trade in the securities of Macrocure or Leap for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Raymond James and any party to the Merger. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to Macrocure, Leap or other participants in the Merger in the future, for which Raymond James may receive compensation.

It is understood that this Opinion is for the information of the Board (solely in each director's capacity as such) in evaluating the proposed Merger and does not address any other aspect or implication of the Merger or any voting, support or other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. It does not constitute a recommendation to (i) any stockholder regarding how said stockholder should vote on the proposed Merger, if required, (ii) whether or not any stockholder should enter into a voting, stockholders' or affiliates' agreement

Board of Directors
Macrocure Ltd.
08/29/16

with respect to the Merger, and (iii) whether or not any stockholder or any other person should exercise any dissenters' or appraisal rights that may be available to such stockholder. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except as expressly permitted by the terms of our engagement letter with Macrocure or as necessary to comply with law, regulation or court order. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Leap in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Macrocure Ordinary Shares.

Very truly yours,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

Annex C

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF LEAP THERAPEUTICS, INC.

        Leap Therapeutics, Inc., a corporation hereby organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify:

        FIRST: The name of the Corporation is "Leap Therapeutics, Inc." The date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was January 3, 2011.

        SECOND: This Second Amended and Restated Certificate of Incorporation (this "Restated Certificate") has been duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

        THIRD: This Restated Certificate has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), and notice thereof has been given in accordance with the provisions of Section 228 of the DGCL.

        FOURTH: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, DE 19808. The name of the registered agent of the Corporation at such address is Corporation Service Company.

        FIFTH: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

        SIXTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is one hundred ten million (110,000,000) shares, consisting of (a) one hundred million (100,000,000) shares of common stock, $0.001 par value per share ("Common Stock"), and (b) ten million (10,000,000) shares of undesignated preferred stock, $0.001 par value per share ("Preferred Stock"). Simultaneously with the effectiveness of the filing of this Restated Certificate (the "Split Effective Time"), each share of Common Stock issued and outstanding or held as treasury shares immediately prior to the Split Effective Time (the "Old Common Stock") shall, automatically and without any action on the part of the holder thereof, be split into [19.038189](1) shares of Common Stock, and any fractional interests resulting from such split will be cancelled and a cash payment therefor made by the Corporation to the appropriate stockholder or stockholders in lieu of issuing such fractional interests. Each holder of a certificate or certificates that, immediately prior to the Split Effective Time, represented outstanding shares of Common Stock (the "Old Certificates") shall, from and after the Split Effective Time, be entitled to receive, upon surrender of such Old Certificates to the Corporation's transfer agent for cancellation, a certificate or certificates (the "New Certificates") representing the shares of Common Stock into which the shares of Common Stock formerly represented by such Old Certificates so surrendered are split under the terms hereof. All share amounts and per-share amounts reflected herein (other than the per-share split number set forth in this paragraph) are set forth on a post-split basis as if the stock split contemplated by this paragraph had become effective and been implemented prior to the filing hereof. Without limiting the generality of the provisions of the immediately preceding sentence, all of the share amounts and the par value per-share amounts set forth in the immediately preceding paragraph of this Article Sixth are set forth on a post-split basis as if the stock split contemplated by this paragraph had become effective and been implemented prior to the filing hereof.

(1)
Subject to adjustment in accordance with Section 6.23 of the Merger Agreement.

        The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

        A.    Common Stock.

        1.    General.     The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

        2.    Voting.     The holders of the Common Stock shall have voting rights at all meetings of stockholders, and each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the General Corporation Law of the State of Delaware. There shall be no cumulative voting.

        The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

        3.    Dividends.     Dividends may be declared and paid on the Common Stock as and when determined by the Board of Directors subject to any preferential dividend or other rights of any then outstanding Preferred Stock and to the requirements of applicable law.

        4.    Liquidation.     Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then outstanding Preferred Stock.

        B.    Preferred Stock.

        Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided.

        Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the General Corporation Law of the State of Delaware, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

        The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

        SEVENTH: Except as otherwise provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

        EIGHTH: In furtherance and not in limitation of the powers conferred upon it by the General Corporation Law of the State of Delaware, and subject to the terms of any series of Preferred Stock, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Certificate of Incorporation, by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article EIGHTH.

        NINTH: Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article NINTH.

        TENTH: This Article TENTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.

        1.    General Powers.     The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

        2.    Number of Directors; Election of Directors.     The number of directors of the Corporation shall be established from time to time by the Board of Directors. Election of directors need not be by written ballot, except as and to the extent provided in the Bylaws of the Corporation.

        3.    Classes of Directors.     The Board of Directors shall be and is divided into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The Board of Directors is authorized to assign members of the Board of Directors to Class I, Class II or Class III.

        4.    Terms of Office.     Subject to Section 8 under this Article TENTH, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation's first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; each director initially assigned to Class II shall serve for a term expiring at the Corporation's second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; and each director initially assigned to Class III shall serve for a term expiring at the Corporation's third annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal.

        5.    Quorum.     The majority of the directors at any time in office shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

        6.    Action at Meeting.     Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors unless a greater number is required by law or by this Certificate of Incorporation.

        7.    Removal.     Subject to the rights of holders of any series of Preferred Stock, directors of the Corporation may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon.

        8.    Vacancies.     Subject to the rights of holders of any series of Preferred Stock, any vacancy or newly created directorship in the Board of Directors, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders, unless the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director's earlier death, resignation or removal.

        9.    Stockholder Nominations and Introduction of Business, Etc.     Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws of the Corporation.

        10.    Amendments to Article.     Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds (or three-fourths, if prior to the second (2nd) anniversary of the date of this Second Amended and Restated Certificate of Incorporation) in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article TENTH.

        ELEVENTH: Stockholders of the Corporation may not take any action by written consent in lieu of a meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article ELEVENTH.

        TWELFTH: Special meetings of stockholders for any purpose or purposes may be called at any time only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer), and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article TWELFTH.

        THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, creditors or other constituents, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Certificate of Incorporation or the Bylaws of the Corporation, (d) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws of the Corporation or (e) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article THIRTEENTH. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article THIRTEENTH. If any provision or provisions of this Article THIRTEENTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article THIRTEENTH (including, without limitation, each portion of any sentence of this Article THIRTEENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

[The remainder of this page is intentionally left blank.
Signature on following page.]

        IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this             day of                        , 2016.

LEAP THERAPEUTICS, INC.

By:
	Name:	Christopher K. Mirabelli
	Title:	President and Chief Executive Officer

Annex D

AMENDED AND RESTATED

BYLAWS

OF

LEAP THERAPEUTICS, INC.

(a Delaware corporation)

i

ii

iii

AMENDED AND RESTATED BYLAWS

OF

LEAP THERAPEUTICS, INC.

ARTICLE I—CORPORATE OFFICES

        1.1    REGISTERED OFFICE.

        The registered office of Leap Therapeutics, Inc. (the "Corporation") shall be fixed in the Corporation's certificate of incorporation, as the same may be amended or restated from time to time (the "Certificate of Incorporation").

        1.2    OTHER OFFICES.

        The Corporation's board of directors (the "Board") may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II—MEETINGS OF STOCKHOLDERS

        2.1    PLACE OF MEETINGS.

        Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by the General Corporation Law of the State of Delaware (the "DGCL"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Corporation's principal executive office.

        2.2    ANNUAL MEETING.

        The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. Written notice of the annual meeting shall be provided in accordance with Section 2.6 of these bylaws.

        2.3    SPECIAL MEETING.

        Unless otherwise prescribed by law or by the Certificate of Incorporation, a special meeting of the stockholders may be called at any time by the Board, chairperson of the Board, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by any other person or persons.

        No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

        2.4    ADVANCE NOTICE PROCEDURES FOR BUSINESS BROUGHT BEFORE A MEETING.

          (a)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) brought before the meeting by the Corporation and specified in the notice of meeting given by or at the direction of the Board, (ii) brought before the meeting by or at the direction of the Board or (iii) otherwise properly brought before the meeting by a stockholder who (A) was a stockholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with this Section 2.4 as to such business. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"), and included in the notice of meeting given by or at the direction of the Board, the foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3 of these bylaws. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5 of these bylaws, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 of these bylaws.

          (b)   Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that (x) if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date or (y) with respect to the first annual meeting held after the Company's initial public offering of its shares pursuant to a registration statement on Form S-4, notice by the stockholder to be timely must be so delivered, or mailed and received, not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, "Timely Notice"). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

          (c)   To be in proper form for purposes of this Section 2.4, a stockholder's notice to the secretary of the Corporation shall set forth:

              (i)  As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, without limitation, if applicable, the name and address that appear on the Corporation's books and records) and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as "Stockholder Information");

             (ii)  As to each Proposing Person, (A) any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the Corporation, including, without limitation, due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Corporation, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the Corporation ("Synthetic Equity Interests"), which Synthetic Equity Interests shall be disclosed without regard to whether (x) the derivative, swap or other transactions convey any voting rights in such shares to such Proposing Person, (y) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such shares or (z) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions, (B) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the Corporation, (C) any agreement, arrangement, understanding or relationship, including, without limitation, any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Corporation ("Short Interests"), (D) any rights to dividends on the shares of any class or series of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (E) any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the price or value of shares of any class or series of the Corporation, or any Synthetic Equity Interests or Short Interests, if any, (F) (x) if such Proposing Person is not a natural person, the identity of the natural person or persons associated with such Proposing Person responsible for the formulation of and decision to propose the business to be brought before the meeting (such person or persons, the "Responsible Person"), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proposing Person, the qualifications and background of such Responsible Person and any material interests or relationships of such Responsible Person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, and (y) if such Proposing Person is a natural person, the qualifications and background of such natural person and any material interests or relationships of such natural person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, (G) any significant equity interests or any Synthetic Equity Interests or Short Interests in any principal competitor of the Corporation held by such Proposing Persons, (H) any direct or indirect interest of such Proposing Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, without limitation, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (I) any pending or threatened litigation in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (J) any material transaction occurring during the prior twelve months between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand, (K) a summary of any material discussions regarding the business proposed to be brought before the meeting (x) between or among any of the Proposing Persons or (y) between or among any

    Proposing Person and any other record or beneficial holder of the shares of any class or series of the Corporation (including, without limitation, their names) and (L) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (L) are referred to as "Disclosable Interests"); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

            (iii)  As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including, without limitation, the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings between or among any of the Proposing Persons or between or among any Proposing Person and any other person or entity (including, without limitation, their names) in connection with the proposal of such business by such stockholder, (D) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (E) a representation whether the Proposing Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (2) otherwise to solicit proxies or votes from stockholders in support of such proposal and (F) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

          (d)   For purposes of this Section 2.4, the term "Proposing Person" shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act for the purposes of these bylaws) of such stockholder or beneficial owner and (iv) any other person with whom such stockholder or beneficial owner (or any of their respective affiliates or associates) is Acting in Concert (as defined below).

          (e)   A person shall be deemed to be "Acting in Concert" with another person for purposes of these bylaws if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Corporation in parallel with, such other person where (i) each person is conscious of the other person's conduct or intent and this awareness is an element in their decision-making processes and (ii) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, the Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

          (f)    A stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for determining stockholders entitled to notice of the annual meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining stockholders entitled to notice of the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

          (g)   Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with this Section 2.4. The presiding officer of an annual meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

          (h)   The foregoing notice requirements of this Section 2.4 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

          (i)    For purposes of these bylaws, "public disclosure" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

          (j)    Notwithstanding the foregoing provisions of this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting to present proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the annual meeting and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting.

        2.5    ADVANCE NOTICE PROCEDURES FOR NOMINATIONS OF DIRECTORS.

          (a)   Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including, without limitation, by any committee or persons appointed by the Board, or (ii) by a stockholder who (A) was a stockholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with this Section 2.5 as to such nomination. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board to be considered by the stockholders at an annual meeting or special meeting.

          (b)   Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (i) provide Timely Notice (as defined in Section 2.4(b) of these bylaws) thereof in writing and in proper form to the secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the secretary of the Corporation at the principal executive offices of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder's notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4(i) of these bylaws) of the date of such special meeting was first made. In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

          (c)   To be in proper form for purposes of this Section 2.5, a stockholder's notice to the secretary of the Corporation shall set forth:

              (i)  As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i) of these bylaws) except that for purposes of this Section 2.5, the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 2.4(c)(i);

             (ii)  As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5 the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 2.4(c)(ii) and the disclosure in clause (L) of Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting);

            (iii)  As to each person whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such proposed nominee that would be required to be set forth in a stockholder's notice pursuant to this Section 2.5 if such proposed nominee were a Nominating Person, (B) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including, without limitation, such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is Acting in Concert (as defined in Section 2.4(e) of these bylaws), on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as "Nominee Information"), (D) a representation that the Nominating Person is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, (E) a representation whether the Nominating Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (2) otherwise to solicit proxies or votes from stockholders in support of such nomination and (F) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(g); and

            (iv)  The Corporation may require any proposed nominee to furnish such other information (A) as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation in accordance with the listing standards of the principal U.S. exchange upon which the Corporation's capital stock is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors (the "Applicable Independence Standards") or (B) that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee. If the Board determines that the proposed nominee is not independent under the Applicable Independence Standards, the Shareholder Nominee will not be eligible for inclusion in the Corporation's proxy materials.

          (d)   For purposes of this Section 2.5, the term "Nominating Person" shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (iii) any affiliate or associate of such stockholder or beneficial owner and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective affiliates or associates) is Acting in Concert.

          (e)   A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for determining stockholders entitled to notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the secretary of the Corporation at the principal executive offices of the Corporation not later than five (5)

  business days after the record date for determining stockholders entitled to notice of the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

          (f)    Notwithstanding anything in these bylaws to the contrary, no person shall be eligible for election as a director of the Corporation unless nominated in accordance with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting and the defective nomination shall be disregarded.

          (g)   To be eligible to be a nominee for election as a director of the Corporation, the proposed nominee must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 2.5) to the secretary of the Corporation at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the secretary upon written request) and a written representation and agreement (in form provided by the secretary upon written request) that such proposed nominee (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director of the Corporation, with such proposed nominee's fiduciary duties under applicable law, (ii) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation and (iii) in such proposed nominee's individual capacity and on behalf of the stockholder (or the beneficial owner, if different) on whose behalf the nomination is made, would be in compliance, if elected as a director of the Corporation, and will comply with applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

          (h)   In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

          (i)    Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed nomination, such proposed nomination shall not be considered, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.5, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

        2.6    NOTICE OF STOCKHOLDERS' MEETINGS.

        Unless otherwise provided by law, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with either Section 2.7 or Section 8.1 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place, if any, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

        2.7    MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE.

        Whenever written notice is required by law, the Certificate of Incorporation or these bylaws, to be given to any director on the Board, member of a committee of the Board stockholder, such notice shall be deemed given:

          (a)   if mailed, when deposited in the United States mail, postage prepaid, directed to the director or stockholder at such person's address as it appears on the Corporation's records; or

          (b)   if electronically transmitted, as provided in Section 8.1 of these bylaws.

        An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

        2.8    QUORUM.

        Unless otherwise provided by law, the certificate of incorporation or these bylaws, the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) a majority in voting power of the stockholders entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

        2.9    ADJOURNED MEETING; NOTICE.

        When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date for determining the stockholders entitled to vote is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting as of the record date for determining the stockholders entitled to notice of the adjourned meeting.

        2.10    CONDUCT OF BUSINESS.

        The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding person of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (c) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

        2.11    VOTING.

        The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.13 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

        Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

        At all duly called or convened meetings of stockholders, at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, all other elections and questions presented to the stockholders at a duly called or convened meeting, at which a quorum is present, shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast affirmatively or negatively (excluding abstentions) at the meeting by the holders entitled to vote thereon.

        2.12    STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING.

        Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

        2.13    RECORD DATE FOR STOCKHOLDER NOTICE; VOTING.

        In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

        In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

        2.14    PROXIES.

        Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of a telegram, cablegram or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other means of electronic transmission was authorized by the stockholder.

        2.15    LIST OF STOCKHOLDERS ENTITLED TO VOTE.

        The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the date of the meeting), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Corporation's principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to the identity of the stockholders entitled to vote in person or by proxy and the number of shares held by each of them, and as to the stockholders entitled to examine the list of stockholders.

        2.16    POSTPONEMENT AND CANCELLATION OF MEETING.

        Any previously scheduled annual or special meeting of the stockholders may be postponed, and any previously scheduled annual or special meeting of the stockholders may be canceled, by resolution of the Board upon public notice given prior to the time previously scheduled for such meeting.

        2.17    INSPECTORS OF ELECTION.

        Before any meeting of stockholders, the Board shall appoint an inspector or inspectors of election to act at the meeting or its adjournment or postponement and make a written report thereof. The number of inspectors shall be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint a person to fill that vacancy. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Such inspectors shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III—DIRECTORS

        3.1    POWERS.

        Subject to the provisions of the DGCL and any limitations in the certificate of incorporation relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board.

        3.2    NUMBER OF DIRECTORS.

        The authorized number of directors shall be determined from time to time by resolution of the Board, provided the Board shall consist of at least one (1) member. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

        3.3    ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS.

        Except as provided in Section 3.4 of these bylaws, each director, including, without limitation, a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The Corporation may also have, at the discretion of the Board, a chairperson of the

Board and a vice chairperson of the Board. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

        If so provided in the certificate of incorporation, the directors of the Corporation shall be divided into three (3) classes.

        3.4    RESIGNATION AND VACANCIES.

        Any director of the Corporation may resign at any time, by giving written notice to the chairperson of the Board of Directors, the Corporation's chief executive officer, president or secretary. Such resignation shall take effect at the time therein specified or, if no time is specified, immediately; and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

        Unless otherwise provided in the certificate of incorporation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board shall be deemed to exist under these bylaws in the case of the death, removal or resignation of any director.

        3.5    PLACE OF MEETINGS; MEETINGS BY TELEPHONE.

        The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

        Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

        3.6    REGULAR MEETINGS.

        Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board; provided that any director who is absent when such determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.

        3.7    SPECIAL MEETINGS; NOTICE.

        Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the chief executive officer, the president, the secretary or a majority of the authorized number of directors.

        Notice of the time and place of special meetings shall be:

  (a)
  delivered personally by hand, by courier or by telephone;

  (b)
  sent by United States first-class mail, postage prepaid;

  (c)
  sent by facsimile; or

  (d)
  sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Corporation's records.

        If the notice is (a) delivered personally by hand, by courier or by telephone, (b) sent by facsimile or (c) sent by electronic mail, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting or such shorter period of time as sufficient for the convenient assembly of the directors so notified. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation's principal executive office) nor the purpose of the meeting.

        3.8    QUORUM.

        The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Board pursuant to Section 3.2 of these bylaws shall constitute a quorum of the Board for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

        3.9    BOARD ACTION BY CONSENT WITHOUT A MEETING.

        Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

        3.10    FEES AND COMPENSATION OF DIRECTORS.

        Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

        3.11    REMOVAL OF DIRECTORS.

        Subject to the rights of the holders of the shares of any series of Preferred Stock, the Board or any individual director may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon.

        3.12    SPECIAL GOVERNANCE PROVISIONS.

        For purposes of this Section 3.12, the following terms shall have the following meanings:

          (a)   "Macrocure Designated Director" means each of the M-CO Designees, as such term is defined in the Merger Agreement;

          (b)   "Merger Agreement" means that certain Agreement and Plan of Merger, dated as of August 29, 2016, among the Corporation, M-CO Merger Sub Ltd., a company formed under the laws of the State of Israel and registered under No. 515506855 with the Israeli Registrar of Companies, and Macrocure Ltd., a company formed under the laws of the State of Israel and registered under No. 514083765 with the Israeli Registrar of Companies, as such Agreement and Plan of Merger may be amended or modified from time to time;

          (c)   "Special Governance Term" means a period of two years commencing on the effective date of the Transaction and terminating on the earlier to occur of (1) the second (2nd) anniversary of such effective date and (2) the date on which there is no Macrocure Designated Director serving as a member of the Board; and

          (d)   "Transaction" means the merger effected pursuant to the Merger Agreement.

        During the Special Governance Term, (i) the Board shall designate and maintain a committee of the Board referred to as the "Pricing Committee;" and (ii) the members of the Pricing Committee shall include at least one of the then serving Macrocure Designated Directors, and at least one other member of the Board that is not a partner, member, stockholder or employee of any entity or person that (1) was a stockholder of the Corporation immediately prior to the consummation of the Transaction or an affiliate of such a stockholder and (2) is participating in a Related Party Financing (as defined below) as an investor (each such person being referred to as a "Related Party Director").

        During the Special Governance Term, the Corporation shall not engage in any equity financing transaction with an entity or person that was a stockholder of the Corporation immediately prior to the consummation of the Transaction, or is an affiliate of any such entity or person, (a "Related Party Financing") unless such Related Party Financing has received the prior approval of the Pricing Committee, by a vote that includes the affirmative vote of a majority of the members of the Pricing Committee who are not Related Party Directors. With respect to any Related Party Financing, the Corporation shall provide all members of the Pricing Committee at least five (5) business days' notice in advance of any meeting at which the Pricing Committee will be asked to consider and approve such Related Party Financing.

        This Section 3.12 shall automatically terminate and be of no further force and effect from and after the conclusion of the Special Governance Term.

ARTICLE IV—COMMITTEES

        4.1    COMMITTEES OF DIRECTORS.

        The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Corporation.

        4.2    COMMITTEE MINUTES.

        Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

        4.3    MEETINGS AND ACTION OF COMMITTEES.

        Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

  (a)
  Section 3.5 of these bylaws (place of meetings and meetings by telephone);

  (b)
  Section 3.6 of these bylaws (regular meetings);

  (c)
  Section 3.7 of these bylaws (special meetings and notice);

  (d)
  Section 3.8 of these bylaws (quorum);

  (e)
  Section 7.12 of these bylaws (waiver of notice); and

  (f)
  Section 3.9 of these bylaws (action without a meeting),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

              (i)  the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

             (ii)  special meetings of committees may also be called by resolution of the Board; and

            (iii)  notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V—OFFICERS

        5.1    OFFICERS.

        The officers of the Corporation shall be a president, treasurer and a secretary. The Corporation may also have, at the discretion of the Board, a chief executive officer, a chief financial officer, one (1) or more vice presidents, one (1) or more assistant vice presidents, one (1) or more assistant treasurers, one (1) or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

        5.2    APPOINTMENT OF OFFICERS.

        The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

        5.3    SUBORDINATE OFFICERS.

        The Board may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

        5.4    REMOVAL AND RESIGNATION OF OFFICERS.

        Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

        Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

        5.5    VACANCIES IN OFFICES.

        Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.3 of these bylaws.

        5.6    REPRESENTATION OF SHARES OF OTHER CORPORATIONS.

        The chairperson of the Board, the president, any vice president, the treasurer, the secretary or assistant secretary of this Corporation, or any other person authorized by the Board or the president or a vice president, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity or entities standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

        5.7    AUTHORITY AND DUTIES OF OFFICERS.

        All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE VI—RECORDS AND REPORTS

        6.1    MAINTENANCE OF RECORDS.

        The Corporation shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books and other records.

ARTICLE VII—GENERAL MATTERS

        7.1    EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS.

        The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

        7.2    STOCK CERTIFICATES; PARTLY PAID SHARES.

        The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the certificate of incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by the chairperson or vice-chairperson of the Board, or the president or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

        The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

        7.3    SPECIAL DESIGNATION ON CERTIFICATES.

        If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

        7.4    LOST CERTIFICATES.

        Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

        7.5    CONSTRUCTION; DEFINITIONS.

        Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

        7.6    DIVIDENDS.

        The Board, subject to any restrictions contained in either (a) the DGCL or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock.

        The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

        7.7    FISCAL YEAR.

        The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

        7.8    SEAL.

        The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

        7.9    TRANSFER OF STOCK.

        Shares of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

        7.10    STOCK TRANSFER AGREEMENTS.

        The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

        7.11    REGISTERED STOCKHOLDERS.

        The Corporation:

          (a)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

          (b)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

          (c)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

        7.12    WAIVER OF NOTICE.

        Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII—NOTICE BY ELECTRONIC TRANSMISSION

        8.1    NOTICE BY ELECTRONIC TRANSMISSION.

        Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if:

          (a)   the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent; and

          (b)   such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

        Any notice given pursuant to the preceding paragraph shall be deemed given:

          (a)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

          (b)   if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

          (c)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and

          (d)   if by any other form of electronic transmission, when directed to the stockholder.

        An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

        8.2    DEFINITION OF ELECTRONIC TRANSMISSION.

        For the purposes of these bylaws, an "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE IX—INDEMNIFICATION AND ADVANCEMENT

        9.1    ACTIONS, SUITS AND PROCEEDINGS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION.

        The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys' fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        For purposes of any determination under Sections 9.1 and 9.2 of this Article IX, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this paragraph shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or Section 9.2 of this Article IX, as the case may be.

        9.2    ACTIONS OR SUITS BY OR IN THE RIGHT OF THE CORPORATION.

        The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 9.2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including, without limitation, attorneys' fees) which the Court of Chancery of Delaware or such other court shall deem proper.

        9.3    INDEMNIFICATION FOR EXPENSES OF SUCCESSFUL PARTY.

        Notwithstanding any other provisions of this Article IX, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in

Sections 9.1 and 9.2 of these bylaws, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including, without limitation, attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including, without limitation, a disposition without prejudice), without (a) the disposition being adverse to Indemnitee, (b) an adjudication that Indemnitee was liable to the Corporation, (c) a plea of guilty or nolo contendere by Indemnitee, (d) an adjudication that Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and (e) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his or her conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

        9.4    NOTIFICATION AND DEFENSE OF CLAIM.

        As a condition precedent to an Indemnitee's right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 9.4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (a) the employment of counsel by Indemnitee has been authorized by the Corporation, (b) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (c) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article IX. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (b) above. The Corporation shall not be required to indemnify Indemnitee under this Article IX for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

        9.5    ADVANCE OF EXPENSES.

        Subject to the provisions of Sections 9.4 and 9.6 of these bylaws, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article IX, any expenses (including, without limitation, attorneys' fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article IX; and provided further that no such advancement of expenses shall be made under this Article IX if it is determined (in the manner described in Section 9.6 of these bylaws) that (a) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (b) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

        9.6    PROCEDURE FOR INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

        In order to obtain indemnification or advancement of expenses pursuant to Section 9.1, 9.2, 9.3 or 9.5 of these bylaws, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (a) the Corporation has assumed the defense pursuant to Section 9.4 of these bylaws (and none of the circumstances described in Section 9.4 of these bylaws that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (b) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 9.1, 9.2 or 9.5 of these bylaws, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 9.1 or 9.2 of these bylaws only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 9.1 or 9.2 of these bylaws, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion or (d) by the stockholders of the Corporation.

        9.7    REMEDIES.

        The right to indemnification or advancement of expenses as granted by this Article IX shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 9.6 of these bylaws that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. In any suit brought by Indemnitee to enforce a right to indemnification or advancement, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall have the burden of proving that Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IX. Indemnitee's expenses (including, without limitation, attorneys' fees) reasonably incurred in connection with successfully establishing Indemnitee's right to indemnification or advancement, in whole or in part, in any such proceeding shall also be indemnified by the Corporation to the fullest extent permitted by law. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification hereunder it shall be a defense that the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL.

        9.8    LIMITATIONS.

        Notwithstanding anything to the contrary in this Article IX, except as set forth in Section 9.7 of these bylaws, the Corporation shall not indemnify an Indemnitee pursuant to this Article IX in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board. Notwithstanding anything to the contrary in this Article IX, the Corporation shall not indemnify (or advance expenses to) an Indemnitee to the extent such Indemnitee is reimbursed (or advanced expenses) from the proceeds of insurance, and in the event the Corporation makes any indemnification (or advancement) payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund indemnification (or advancement) payments to the Corporation to the extent of such insurance reimbursement.

        9.9    SUBSEQUENT AMENDMENT.

        No amendment, termination or repeal of this Article IX or of the relevant provisions of the DGCL or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification or advancement of expenses under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

        9.10    OTHER RIGHTS.

        The indemnification and advancement of expenses provided by this Article IX shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article IX shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification and advancement rights and procedures different from those set forth in this Article IX. In addition, the Corporation may, to the extent authorized from time to time by the Board, grant indemnification and advancement rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article IX.

        9.11    PARTIAL INDEMNIFICATION.

        If an Indemnitee is entitled under any provision of this Article IX to indemnification by the Corporation for some or a portion of the expenses (including, without limitation, attorneys' fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including, without limitation, attorneys' fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement to which Indemnitee is entitled.

        9.12    INSURANCE.

        The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

        9.13    SAVINGS CLAUSE.

        If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including, without limitation, attorneys' fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

        9.14    DEFINITIONS.

        Terms used in this Article IX and defined in Section 145(h) and Section 145(i) of the DGCL shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

ARTICLE X—AMENDMENTS.

        Subject to the limitations set forth in Section 9.9 of these bylaws or the provisions of the certificate of incorporation, the Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation; provided, however, that during the Special Governance Term, any amendment or repeal of Section 3.12 of these bylaws shall require the approval of the Board (including the affirmative vote of at least one Macrocure Designated Director, provided that there is at least one Macrocure Director serving as a member of the Board at the time of such approval). The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that, (i) in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon; and (ii) during the Special Governance Term, the stockholders of the Corporation shall not have the right, or power, to amend or repeal all or any portion of Section 3.12 of these bylaws other than by an affirmative vote of holders of 75% of the outstanding shares of Common Stock (it being understood and agreed that any amendment or repeal of all or any portion of Section 3.12 of these bylaws during the Special Governance Term without such a vote shall be permitted only with the approval of the Board (including the affirmative vote of at least one Macrocure Designated Director, provided that there is at least one Macrocure Designated Director serving as a member of the Board at the time of such approval.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20:    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our certificate of incorporation and bylaws, each of which will become effective upon consummation of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our certificate of incorporation which will become effective upon closing of the merger includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        As permitted by the Delaware General Corporation Law, we intend to enter into indemnification agreements with our directors and executive officers. These agreements, among other things, will require us to indemnify each director and officer to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 21.    Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit No.		Description
2.1	#	Agreement and Plan of Merger, dated as of August 29, 2016, among Leap, Merger Sub and Macrocure (attached as Annex A to the prospectus which forms part of this Registration Statement).

3.1	#	First Amended and Restated Certificate of Incorporation of Leap Therapeutics, Inc., as currently in effect

3.2	#	Bylaws of Leap Therapeutics, Inc., as currently in effect

3.3		Form of Second Amended and Restated Certificate of Incorporation of Leap Therapeutics, Inc. (attached as Annex C to the prospectus which forms part of this Registration Statement)

3.4		Form of Amended and Restated Bylaws of Leap Therapeutics, Inc. (attached as Annex D to the prospectus which forms part of this registration statement)

4.1		Form of Leap Common Stock Certificate

4.2	#	Amended and Restated Stockholders' Agreement, between Leap and its stockholders, effective as of December 10, 2015

4.3	#	Form of Registration Rights Agreement to be entered into by and among Leap and certain stockholders

4.4	#	Form of Amendment No. 2 to Warrant to be entered into by and among Macrocure, Leap and certain warrant holders

5.1		Opinion of Morgan, Lewis & Bockius LLP as to the validity of the securities being registered

10.1	#	Form of Amended and Restated 2012 Equity Incentive Plan of Leap Therapeutics, Inc.

10.2	#	Form of 2016 Equity Incentive Plan of Leap Therapeutics, Inc.

10.3	#	Form of Stock Option Grant Notice and Stock Option Agreement under Leap's 2016 Equity Incentive Plan, as amended

10.4	‡	License Agreement, between Eli Lilly and Company and Dekkun Corporation., effective as of January 3, 2011

10.5	‡	License Agreement, by and between Lonza Sales AG and Healthcare Pharmaceuticals, Inc., dated as of May 28, 2015

10.6	#	Form of Royalty Agreement, between Leap Therapeutics, Inc. and Leap Shareholder Royalty Vehicle, Inc.

Exhibit No.		Description
10.7	†#	Employment Agreement, by and between Leap and Christopher K. Mirabelli, dated as of August 29, 2016

10.8	†#	Employment Agreement, by and between Leap and Douglas E. Onsi, dated as of August 29, 2016

10.9	†#	Form of Employment Agreement, by and between Leap and Augustine Lawlor, dated as of August 29, 2016

10.10	#	Form of Indemnification Agreement

10.11	#	Voting Agreement, by and between Macrocure Ltd. and HealthCare Ventures VIII, L.P., dated as of August 29, 2016

10.12	#	Voting Agreement, by and between Macrocure Ltd. and HealthCare Ventures IX L.P., dated as of August 29, 2016

10.13	#	Voting Agreement, by and between Macrocure Ltd. and HealthCare Ventures Strategic Fund, L.P., dated as of August 29, 2016

10.14	#	Voting Agreement, by and between Macrocure Ltd. and Eli Lilly and Company, dated as of August 29, 2016

10.15	#	Voting Agreement, by and between the Company and David Ben Ami, dated as of August 29, 2016

10.16	#	Voting Agreement, by and between the Company and Nissim Mashiach, dated as of August 29, 2016

10.17	#	Voting Agreement, by and between the Company and Ranan Grobman, dated as of August 29, 2016

10.18	#	Voting Agreement, by and between the Company and Shlomo Kalish, dated as of August 29, 2016

10.19	#	Voting Agreement, by and between the Company and Viatcheslav Mirilasvili, dated as of August 29, 2016

10.20	#	Voting Agreement, by and between the Company and Ze'ev Bronfeld, dated as of August 29, 2016

10.21	#	Voting Agreement, by and between the Company and Pontifax (Cayman) II L.P., dated as of August 29, 2016

10.22	#	Voting Agreement, by and between the Company and Pontifax (Israel) II L.P., dated as of August 29, 2016

10.23	#	Voting Agreement, by and between the Company and Pontifax (Israel) II—Individual Investors, dated as of August 29, 2016

10.24	#	Voting Agreement, by and between the Company and Vaizra Ventures Ltd., dated as of August 29, 2016

21.1	#	Subsidiaries of Leap Therapeutics, Inc.

23.1		Consent of Morgan, Lewis & Bockius LLP (included as part of its opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)

23.2		Consent of EisnerAmper LLP related to Leap Therapeutics, Inc. financial statements

Exhibit No.		Description
23.3		Consent of Somekh Chaikin, Certified Public Accountants (Isr.), a Member Firm of KPMG International, independent registered public accounting firm, related to Macrocure financial statements

23.4		Consent of Raymond James

24.1	#	Power of Attorney (included on signature page)

99.1	#	Consent of Nissim Mashiach to serve as a director of Leap

99.2	#	Consent of William Li to serve as a director of Leap

99.3		Form of Proxy Statement to be sent to holders of Macrocure Ordinary Shares

99.4		Opinion of Raymond James (attached as Annex B to the prospectus which forms part of this Registration Statement)

*
To be filed by amendment

†
Indicates management contract or compensation plan.

‡
Indicates confidential treatment has been requested with respect to specific portions of this exhibit. Omitted portions have been filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

#
Previously filed

Item 22.    Undertakings

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

•
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided , however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    •
    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    •
    the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    •
    any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)
The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)
The undersigned registrant hereby undertakes to respond to a request for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on November 16, 2016.

LEAP THERAPEUTICS, INC.
By:	/s/ CHRISTOPHER K. MIRABELLI
	Name:	Christopher K. Mirabelli, Ph.D.
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 registration statement has been signed by the following persons in the capacities indicated below on November 16, 2016.

Signature		Title

/s/ CHRISTOPHER MIRABELLI Christopher Mirabelli		Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer) and a Director
/s/ DOUGLAS E. ONSI Douglas E. Onsi		Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)
* James Cavanaugh		Director
* John Littlechild		Director
* Thomas Dietz		Director
* Joseph Loscalzo		Director
*By:	/s/ CHRISTOPHER MIRABELLI Christopher Mirabelli Attorney-in-fact